                                                    Registration No. 333-
-------------------------------------------------------------------------------

                   -----------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933               [X]

        Pre-Effective Amendment No.                                   [ ]
                                   ----

        Post-Effective Amendment No.                                  [ ]
                                     ----

                                 AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [ ]

        Amendment No.                                                 [ ]
                     ----

                        (Check appropriate box or boxes)

                        --------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           (Exact Name of Registrant)

                        --------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                              (Name of Depositor)
             1290 Avenue of the Americas, New York, New York 10104
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including Area Code: (212) 554-1234

                                 ROBIN WAGNER
                          Vice President and Counsel

           The Equitable Life Assurance Society of the United States
             1290 Avenue of the Americas, New York, New York 10104
                  (Names and Addresses of Agents for Service)

                   -----------------------------------------
           Please send copies of all communications to: (201)392-5279

         PETER E. PANARITES               MAUREEN SCANNELL BATEMAN
          Foley & Lardner                 Executive Vice President
        Washington Harbour                  and General Counsel
     3000 K. Street, Northwest      State Street Bank and Trust Company
       Washington, D.C. 20007              225 Franklin Street
                                             Boston, MA 02110

                   -----------------------------------------


                     CALCULATION OF REGISTRATION FEE UNDER
                           THE SECURITIES ACT OF 1933


----------------------------------------------------------------------------------------------------------------------------
Title of Securities Being    Amount Being       Proposed Maximum            Proposed Maximum         Amount of Registration
       Registered             Registered     Offering Price per Unit    Aggregate Offering Price*              Fee
----------------------------------------------------------------------------------------------------------------------------
    Units of Interest
   Under Group Annuity
       Contract             $40,000,000           $.0000809(1))               $40,000,000(1)                 $3,236
----------------------------------------------------------------------------------------------------------------------------



* Estimated solely for purpose of determining the registration fee.

(1) The Contract does not provide for a predetermined amount or number of units



Pursuant to Rule 429 promulgated under the Securities Act of 1933, as amended, the prospectus contained in this Registration Statement is also made part of Registration Statement File No. 333-86572 of the Registrant.


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

American Dental Association
Members Retirement Program

PROSPECTUS DATED MAY 1, 2003
--------------------------------------------------------------------------------

Please read this prospectus and keep it for future reference. It contains important information you should know before participating in the Program or allocating amounts under the contract.

ABOUT THE ADA PROGRAM


The Program provides members of the American Dental Association and their eligible employees several plans for the accumulation of retirement savings on a tax-deferred basis. Through trusts ("trusts") maintained under these plans, you can allocate contributions among the investment options offered under the Program. There are currently fourteen investment options under the Program including: 3-year and 5-year Guaranteed Rate Accounts, and, through the American Dental Association Members Retirement Program contract, eleven investment options (the "Funds") and the Money Market Guarantee Account. This prospectus describes three of the available investment funds: the Equity Index Fund, the Lifecycle Fund-Conservative and the Lifecycle Fund-Moderate. This prospectus also describes the Lifecycle Fund Group Trusts in which the two Lifecycle Funds invest.


WHAT IS THE AMERICAN DENTAL ASSOCIATION MEMBERS RETIREMENT PROGRAM CONTRACT?

The American Dental Association Members Retirement Program contract is a deferred group annuity contract issued by The Equitable Life Assurance Society of the United States. Contributions to the trusts maintained under the plans will be allocated among our investment funds and our Money Market Guarantee Account, in accordance with participant instructions.


--------------------------------------------------------------------------------
 INVESTMENT OPTIONS
--------------------------------------------------------------------------------
 PRINCIPAL PROTECTION:         INTERNATIONAL STOCKS:
 o Money Market Guarantee      o Foreign Fund(3)
   Account
 o Guaranteed Rate Accounts    BALANCED/HYBRID:
                               o Lifecycle Fund-Conservative
 LARGE COMPANY STOCKS:         o Lifecycle Fund-Moderate
 o Large Cap Growth Fund(1)
 o Equity Income Fund          BOND FUND:
 o Equity Index Fund
 o Growth Equity Fund(2)       o U.S. Bond Fund

 SMALL/MID COMPANY STOCKS:
 o Aggressive Equity Fund
 o Small Cap Value Fund
--------------------------------------------------------------------------------



(1)  Formerly named "ADA Large Cap Growth Fund."

(2) There is no capitalization on this fund. The capitalization size of the fund is driven by stock selection. Currently, the fund may be considered to be large capitalization.

(3)  Formerly named "ADA Foreign Fund."

     The Growth Equity Fund is managed by Equitable Life.



The Aggressive Equity Fund, Foreign Fund, Equity Index Fund, Equity Income Fund, Large Cap Growth Fund, Small Cap Value Fund and U.S. Bond Fund respectively invest in shares of the following mutual funds: MFS Emerging Growth Fund, Templeton Foreign Fund - Class A, State Street Global Advisors (SSgA) S&P 500 Index Fund, Putnam Equity Income Fund, INVESCO Growth Fund, Strong Advisor Small Cap Value Fund and Western Asset Core Portfolio - Institutional Class ("Underlying Mutual Funds"). You should also read the prospectuses for the Underlying Mutual Funds (which you have previously received or accompany this prospectus) and keep them for future reference. You may obtain a copy of any underlying Mutual Fund prospectus by writing or calling us toll-free. See "How to reach us" on the back cover.


The Lifecycle Funds - Conservative and Moderate ("Lifecycle Funds") each invest in units of a corresponding group trust ("Lifecycle Fund Group Trusts") maintained by State Street Bank and Trust Company ("State Street"). The Lifecycle Fund Group Trusts in turn invest in units of collective investment funds of State Street. We refer to these as the "Underlying State Street Funds." The Underlying State Street Funds are the S&P 500 Flagship Fund, Russell 2000 Index Securities Lending Fund, Daily EAFE Fund, Government Corporate Bond Fund, and Short Term Investment Fund, which we also describe in this prospectus. Each Underlying State Street Fund may invest cash on a temporary basis in other mutual funds managed by State Street.


Other available investment funds and investment options, except the Equity Index Fund and the Lifecycle Funds, are described, in detail, in a separate prospectus for those investment funds, which accompanies this prospectus.

We have filed registration statements relating to this offering with the Securities and Exchange Commission. A statement of additional information ("SAI"), dated May 1, 2003, which is part of the registration statements, is available free of charge upon request by writing to us or calling us toll-free. The SAI has been incorporated by reference into this prospectus. The table of contents for the SAI and a request form to obtain the SAI appear at the end of this prospectus. You may also obtain a copy of this prospectus and the SAI through the SEC web site at www.sec.gov.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. The securities are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

                                                          90516/ADA State Street

Contents of this prospectus

--------------------------------------------------------------------------------

ADA PROGRAM


Index of key words and phrases                                              3
The Program at a glance - key features                                      4
Employer choice of retirement plans                                         4
Plan features                                                               4
The Contract at a glance - key features                                     5

--------------------------------------------------------------------------------
1  FEE TABLE                                                                6
--------------------------------------------------------------------------------
Examples                                                                    9
Selected financial data and condensed financial
   information                                                             10
Financial statements of investment funds                                   10

--------------------------------------------------------------------------------
2  PROGRAM INVESTMENT OPTIONS                                              11
--------------------------------------------------------------------------------
Investment options                                                         11
The Equity Index Fund                                                      11
Lifecycle Funds - Conservative and Moderate                                11
Risks and investment techniques: Lifecycle Fund Group
   Trusts and Underlying State Street Funds                                15
Additional information about the funds                                     19

--------------------------------------------------------------------------------
3  HOW WE VALUE YOUR ACCOUNT BALANCE IN
THE INVESTMENT FUNDS                                                       20
--------------------------------------------------------------------------------
For amounts in the Funds                                                   20
--------------------------------------------------------------------------------


When we use the words "we," "us" and "our," we mean Equitable Life. Please see the index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained.

When we address the reader of this prospectus with words such as "you" and "your," we generally mean the individual participant in one or more of the plans available in the Program unless otherwise explained. For example, "The Program" section of the prospectus is primarily directed at the employer. "You" and "your" also can refer to the plan participant when the contract owner has instructed us to take plan participant instructions as the contract owner's instructions under the contract, for example see "Transfers and access to your account."

                                                  1  CONTENTS OF THIS PROSPECTUS

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
4  TRANSFERS AND ACCESS TO YOUR ACCOUNT                                       21
--------------------------------------------------------------------------------
Transfers among investment options                                            21
Disruptive transfer activity                                                  21
Our Account Investment Management System (AIMS)
   and our Internet Website                                                   21
Participant loans                                                             22
Choosing benefit payment options                                              22
Spousal consent                                                               23
Benefits payable after the death of a participant                             23

--------------------------------------------------------------------------------
5  THE PROGRAM                                                                24
--------------------------------------------------------------------------------
Eligible employers                                                            24
Summary of plan choices                                                       24
Getting started                                                               24
How to make Program contributions                                             25
Allocating Program contributions                                              25
Distributions from the investment options                                     25
Rules applicable to participant distributions                                 26

--------------------------------------------------------------------------------
6  PERFORMANCE INFORMATION                                                    27
--------------------------------------------------------------------------------
Annual percentage change in fund unit values                                  28
Average annual percentage change in fund unit
   values - years ending December 31, 2002                                    28
How we calculate performance data                                             28

--------------------------------------------------------------------------------
7  CHARGES AND EXPENSES                                                       29
--------------------------------------------------------------------------------
Charges based on amounts invested in the Program                              29
Other expenses borne by the investment funds                                  29
Plan and transaction expenses                                                 30
Individual annuity charges                                                    30
Charges for state premium and other applicable taxes                          30
General information on fees and charges                                       30
Deductions and charges related to the Lifecycle Trusts
   and Underlying State Street Funds                                          31
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
8  TAX INFORMATION                                                           32
--------------------------------------------------------------------------------
Buying a contract to fund a retirement arrangement                           32
Income taxation of distributions to qualified plan
   participants                                                              32

--------------------------------------------------------------------------------
9  MORE INFORMATION                                                          34
--------------------------------------------------------------------------------
About Program changes or termination                                         34
IRS disqualification                                                         34
About the separate accounts                                                  34
About State Street                                                           34
Underwriter                                                                  35
About legal proceedings                                                      35
About our independent accountants                                            35
Reports we provide and available information                                 36
Acceptance                                                                   36


--------------------------------------------------------------------------------
APPENDIX I: SELECTED FINANCIAL DATA AND
CONDENSED FINANCIAL INFORMATION                                             A-1
--------------------------------------------------------------------------------
TABLE OF CONTENTS OF STATEMENT OF
ADDITIONAL INFORMATION                                                      S-1
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
About Equitable Life      Inside Back Cover
How to reach us                  Back Cover
--------------------------------------------------------------------------------


2  CONTENTS OF THIS PROSPECTUS

ADA Program

--------------------------------------------------------------------------------

INDEX OF KEY WORDS AND PHRASES

Below is an index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained. This index should help you locate more information on the terms used in this prospectus.


                                                                        PAGE
                                                                    ------------
AIMS                                                                     21
beneficiary                                                              23
benefit payment options                                                  22
business day                                                             22
contract                                                                 34
Contributions                                                            25
disruptive transfer activity                                             21
eligible rollover distributions                                          32
Equitable Life                                                          S-2
GRAs                                                                     5
individually designed plan                                               24
Internet Website                                                         21
IRA                                                                      32
investment funds                                                    front cover
investment options                                                  front cover
Lifecycle Funds                                                          11
Lifecycle Fund Group Trusts                                              12
Market Timing                                                            21
Master Plan                                                              24
Master Trust                                                             24
Pooled Trust                                                             24
Program                                                                  24
separate accounts                                                        34
State Street                                                             34
Trustees                                                                 34
Underlying Mutual Funds                                             front cover
Underlying State Street Funds                                            12
unit value                                                               20
unit                                                                     20



                                                                   3 ADA PROGRAM

--------------------------------------------------------------------------------

THE PROGRAM AT A GLANCE - KEY FEATURES

EMPLOYER CHOICE OF RETIREMENT PLANS


Our Master Plan is a defined contribution master plan that can be adopted as a profit-sharing plan (401(k), SIMPLE 401(k) and safe harbor 401(k) features are available) and a defined contribution pension plan, or both. The Program's investment options are the only investment choices under the Master Plan.


If you maintain your own individually-designed plan which invests through our Investment Only arrangement, you may use the investment options in the Program through our Pooled Trust.

PLAN FEATURES

MASTER PLAN:

 o  Program investment options used as the only investment choices.

 o Plan-level and participant-level recordkeeping, benefit payments, tax withholding and reporting provided.

 o  Use of our Master Trust.

 o  No minimum amount must be invested.

 o  5500 reporting.


 o  Automatic updates for law changes.


INVESTMENT ONLY:

 o  Our Pooled Trust is adopted for investment use only.

 o  Recordkeeping services provided for plan assets in Pooled Trust.


TAX ADVANTAGES:

 o  On earnings

       No tax on investment earnings until withdrawn.

 o  On transfers
      No tax on internal transfers.

ADDITIONAL FEATURES FOR AMOUNTS HELD IN THE TRUST:

 o  Toll-free number available for transfers and account information.

 o  Internet Website access to account information and transactions.

 o  Participant loans (if elected by your employer; some restrictions apply).

 o  Regular statements of account.

 o  Retirement Program Specialist and Account Executive support.

 o  Daily valuation of accounts.

PLAN CHARGES AND EXPENSES:

 o Plan and transaction charges that vary by type of plan adopted, or by specific transaction.


4  ADA PROGRAM

--------------------------------------------------------------------------------

THE CONTRACT AT A GLANCE - KEY FEATURES

PROFESSIONAL INVESTMENT MANAGEMENT:


The Program's investments are managed by professional investment advisers.


GUARANTEED OPTIONS:

The three guaranteed options include two Guaranteed Rate Accounts ("GRAs") and a Money Market Guarantee Account.

TAX NOTE:

Because you are purchasing an annuity contract to fund a qualified employer sponsored retirement arrangement, you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Internal Revenue Code (the "Code"). Before purchasing one of these annuities, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of these annuities with any other investment that you may use in connection with your retirement plan or arrangement. (For more information, see "Tax information" later in this prospectus).

CONTRACT CHARGES AND EXPENSES:

 o Program expense charge assessed against combined value of Program assets in the Trust.

 o Investment management and administration fees and other expenses charged on an investment fund-by-fund basis, as applicable.


 o  Record maintenance and report fee.

 o  Enrollment fee.

 o  Investment accounting fee (applicable to GRAs only).

 o  Annuity administrative fee.

 o Indirectly, charges of underlying investment vehicles for investment management, administrative fees, 12b-1 fees and other expenses.


BENEFIT PAYMENT OPTIONS:

 o  Lump sum.

 o  Installments on a time certain or dollar certain basis.


 o Variety of annuity (fixed or variable) benefit payout options as available under your employer's plan.



                                                                   5 ADA PROGRAM

1  Fee table

--------------------------------------------------------------------------------


The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus. These tables relate to contracts with amounts invested in the Equity Index Fund and the Lifecycle Funds only. For a complete Fee table, please see the ADA prospectus which accompanies this Prospectus.

The first table describes fees and expenses that you will pay if you purchase a variable annuity payout option. WHEN YOU PURCHASE OR REDEEM UNITS OF ANY OF THE INVESTMENT FUNDS YOU WILL PAY NO SALES LOAD, NO DEFERRED SALES CHARGE, NO SURRENDER FEES AND NO TRANSFER OR EXCHANGE FEES. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may apply. Charges for certain features shown in this table are mutually exclusive.



--------------------------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE IF YOU PURCHASE AN ANNUITY PAYOUT OPTION
--------------------------------------------------------------------------------------------------
Charge if you purchase a variable annuity payout option                             $350
--------------------------------------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the underlying trust portfolio fees and expenses.

--------------------------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM YOUR INVESTMENT FUNDS EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET ASSETS
--------------------------------------------------------------------------------------------------
Maximum program expense charge(1)                                                   .655%
                                                                                    ----
Administrative fee                                                                   .15%
                                                                                    ----
Program-related other expenses(2)                                                    .45%
                                                                                    ----
  Charges we deduct from your account value at the end of each calendar quarter
--------------------------------------------------------------------------------------------------
Record maintenance and report fee(3)                                               $3.00
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
CHARGES WE MAY DEDUCT FROM YOUR ACCOUNT VALUE
--------------------------------------------------------------------------------------------------
Enrollment fee(4)                                                               $25 per participant

--------------------------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM AMOUNTS IN THE GRAS AND THE MONEY MARKET GUARANTEE ACCOUNT
--------------------------------------------------------------------------------------------------
Investment accounting fee(5)                                                        .02%
Maximum program expense charge(1)                                                  .655%
--------------------------------------------------------------------------------------------------



(1) This charge will fluctuate from year-to-year based on assets in the Trust and the number of plans in the Program. For the 12 month period beginning May 1, 2003, the total program expense charge is .63%. This charge is also deducted from amounts in the GRAs and the Money Market Guarantee Account. For a description of how the charge is calculated for amounts in the investment funds, GRAs and the Money Market Guarantee Account, see "Charges based on amounts in the Program" in "Charges and expenses" later in this Prospectus.

(2) These expenses vary by investment fund and will fluctuate from year to year based on actual expenses. See the tables that provide the expenses for each individual investment fund later in this section.

(3) For Investment only retirement arrangements, the fee is $1.00 per quarter.

(4) This fee is charged to the employer. If the employer fails to pay this charge, we may deduct it from participant's account value or from subsequent contributions.

(5) We charge an annual investment accounting fee of 0.02% on all amounts of Program assets invested in the GRAs only. This fee is reflected in the interest credited to the GRAs.



6  FEE TABLE

--------------------------------------------------------------------------------


A proportionate share of all fees and expenses paid by an Underlying Mutual Fund and/or Trust that corresponds to any investment fund to which monies are allocated also applies. The table below shows the lowest and highest total operating expenses (as of December 31, 2002) charged by any of the Underlying Mutual Fund and/or Trust that you will pay periodically during the time that you own the Policy.



------------------------------------------------------------------------------------------
PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY NET ASSETS
------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for        Lowest        Highest
  2002 (expenses that are deducted from Portfolio    ------        -------
  assets including management fees, 12b-1 fees,
  administration fees and/or other expenses            .16%          .35%
------------------------------------------------------------------------------------------



The following tables show the operating expenses of each available Underlying Mutual Fund and/or Trust ("Portfolio") and separate account expenses that are also applicable to certain investment funds. These fees and expenses are reflected in the investment fund net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related investment fund. Actual fees and expenses are likely to fluctuate from year to year.

UNDERLYING TRUST AND/OR STATE STREET EXPENSES AND SEPARATE ACCOUNT EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY NET ASSETS FOR LIFECYCLE FUNDS


No transaction charges are incurred by the Lifecycle Funds when units of a corresponding Lifecycle Fund Group Trust are purchased or redeemed, but annual operating expenses are incurred by each Lifecycle Fund Group Trust. A deduction is made from the assets of each Lifecycle Fund Group Trust to compensate State Street for managing the assets of the Lifecycle Fund Group Trusts. State Street may receive fees for managing the assets of other collective investment funds in which the Funds may invest on a temporary basis, and for managing the mutual funds in which assets of the Underlying State Street Funds may be invested. State Street has agreed to reduce its management fee charged each of the Lifecycle Fund Group Trusts to offset any management fees State Street receives attributable to the Lifecycle Trusts' investment in such other collective investment funds and mutual funds. State Street also receives an administration fee deducted from the assets of each Lifecycle Fund Group Trust, to compensate it for providing various recordkeeping and accounting services to the Lifecycle Trust. In addition, other expenses are deducted from the assets of the Underlying State Street Funds for custodial services provided to those Funds.


The fees and charges which are deducted from the assets of the Lifecycle Funds, the Lifecycle Fund Group Trusts and the Underlying State Street Funds are shown in the table below.



---------------------------------------------------------------------------------------------------------------
                                            PROGRAM                    INVESTMENT
                                            EXPENSE    ADMINISTRATION  MANAGEMENT    OTHER
                                             CHARGE         FEE            FEE      EXPENSES        TOTAL
---------------------------------------------------------------------------------------------------------------
Lifecycle Fund - Conservative                0.655%       0.15%            None      0.45%(1)       1.26%
Lifecycle Fund
  Group Trust - Conservative                  None        0.09%(2)         0.17%     0.04%(1&3)     0.30%
Underlying State Street Funds:
S&P 500 Flagship Fund                         None        None             None         -%(4)(5)       -%(4)(6)
Russell 2000 Index Securities Lending
  Fund                                        None        None             None      0.03%(5)          -%(4)(6)
Daily EAFE Fund                               None        None             None         -%(4)(5)       -%(4)(6)
---------------------------------------------------------------------------------------------------------------



                                                                     7 FEE TABLE

--------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
                               PROGRAM                      INVESTMENT
                               EXPENSE    ADMINISTRATION    MANAGEMENT         OTHER
                               CHARGE          FEE              FEE          EXPENSES            TOTAL
---------------------------------------------------------------------------------------------------------------
Government Corporate
  Bond Fund                      None          None             None            0.01%(5)        0.01%(6)
Short Term Investment Fund       None          None             None            0.02%(5)           -%(4)(6)
---------------------------------------------------------------------------------------------------------------
TOTAL                           0.655%         0.24%            0.17%           0.50%(6)        1.57%(6)
---------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------
                                           PROGRAM                      INVESTMENT
                                           EXPENSE     ADMINISTRATION   MANAGEMENT     OTHER
                                           CHARGE          FEE             FEE         EXPENSES       TOTAL
---------------------------------------------------------------------------------------------------------------------
Lifecycle Fund - Moderate                  0.655%          0.15%           None         0.20%(1)       1.01%
Lifecycle Fund
  Group Trust - Moderate                    None           0.01%(2)        0.17%        0.01%(1&3)     0.19%
Underlying State Street Funds:
S&P 500 Flagship Fund                       None           None            None            -%(4)(5)       -%(4)(6)
Russell 2000 Index Securities Lending
  Fund                                      None           None            None         0.03%(5)          -%(4)(6)
Daily EAFE Fund                             None           None            None            -%(4)(5)       -%(4)(6)
Government Corporate Bond Fund              None           None            None         0.01%(5)          -%(4)(6)
Short Term Investment Fund                  None           None            None         0.02%(5)          -%(4)(6)
--------------------------------------------------------------------------------------------------------------------
TOTAL                                      0.655%          0.16%           0.17%        0.21%(5)       1.20%(6)
--------------------------------------------------------------------------------------------------------------------


(1) These include a charge at the annual rate of .03% of the value of the respective program assets in the Lifecycle Funds - Conservative and Moderate to compensate Equitable Life for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying State Street Funds maintained by State Street among the investment options described in this prospectus and the SAI. On December 8, 1995, the Program's balance in the Balanced Fund (approximately $70 million) was transferred to the Lifecycle Fund - Moderate. The much larger balance in that Fund results in a much lower ratio of other expenses to total assets compared to the corresponding ratio for the Lifecycle Fund - Conservative.


(2) Based on the Lifecycle Fund Group Trusts - Conservative and Moderate current fixed fee of $12,000 per year, per fund, and average net assets for 2002.

(3) Based on the Lifecycle Fund Group Trusts - Conservative and Moderate average net assets for 2002.


(4)   Less than 0.01%.


(5) Other expenses of the Underlying State Street Funds are based on expenses incurred by each Fund during 2002. Fees have been rounded to 2 decimal points.


(6) These totals are based upon a weighted average of the other expenses for each Underlying State Street Fund. In calculating the weighted average, expenses for each Underlying State Street Fund were multiplied by their respective target percentages within their respective Group Trust. See "Lifecycle Funds - Conservative" and "Lifecycle Funds - Moderate" later in this prospectus for a description of the targeted percentage weightings of the Lifecycle Fund Group Trusts - Conservative and Moderate.


UNDERLYING MUTUAL FUND AND SEPARATE ACCOUNT EXPENSES EXPRESSED AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS FOR EQUITY INDEX FUND

The Equity Index Fund invests in shares of the SSgA S&P 500 Index Fund. No transaction charges are incurred by the Equity Index Fund when it purchases or redeems shares of the SSgA S&P 500 Index Fund, but the underlying mutual fund incurs its own operating expenses. No deduction is made from the assets of the SSgA S&P 500 Index Fund to compensate State Street for managing the assets of that Fund.



8  FEE TABLE

--------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
                          PROGRAM                        INVESTMENT
                          EXPENSE      ADMINISTRATION    MANAGEMENT      OTHER
                          CHARGE            FEE             FEE         EXPENSES      12b-1 FEE          TOTAL
-------------------------------------------------------------------------------------------------------------------
Equity Index Fund         0.655%           0.15%          None            0.17%          None            0.98%
SSgA S&P 500 Index
Fund(1)                   None             None           0.04(2)         0.04           0.08            0.16(2)
-------------------------------------------------------------------------------------------------------------------
TOTAL                     0.655%           0.15%          0.04(2)         0.21%          0.08%           1.14%(2)
-------------------------------------------------------------------------------------------------------------------



(1) Source: SSgA S&P 500 Index Fund Prospectus dated December 27, 2002. Fees have been rounded to two decimal points.

(2) The Management Fee represents the fees paid by the S&P Master Fund for advisory, custody, transfer agency and administration services. The Advisor has contractually agreed to reimburse the SSgA S&P 500 Index Fund for all expenses in excess of .18% of average daily assets on an annual basis until December 31, 2003. The total annual expenses shown reflect the expenses of both the S&P 500 Index and the S&P Master Fund.

EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying fund fees and expenses.

The examples below show the expenses that a hypothetical contract owner would pay in the situations illustrated and assumes the maximum charges applicable under the contract, including the record maintenance and report fee and the enrollment fee. For purposes of these examples, the program expense charge has been rounded to .66%. Since there are no surrender charges in connection with amounts invested in the Funds, the expenses are the same whether or not the participant withdraws amounts held in any of the Funds.

The guarantee rate accounts and moneymarket guarantee account are not covered by the fee table and examples. However, the ongoing expenses do apply to the guarantee rate accounts and moneymarket guarantee account. These examples should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.

These examples assume that you invest $10,000 in the indicated options under the contract for the time periods shown. The examples also assume that your investment has a 5% return each year and assumes the fees and expenses of each of the available Underlying Mutual Funds or Trusts and/or Underlying State Street Funds in addition to the expenses described above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:



-----------------------------------------------------------------------------------------------------------------------------------
                           IF YOU DO NOT SURRENDER YOUR CONTRACT AT THE END                 IF YOU ANNUITIZE AT THE END
                                    OF THE APPLICABLE TIME PERIOD:                        OF THE APPLICABLE TIME PERIOD:*
                         ----------------------------------------------------------------------------------------------------------
                             1 YEAR      3 YEARS      5 YEARS       10 YEARS      1 YEAR      3 YEARS       5 YEARS        10 YEARS
-----------------------------------------------------------------------------------------------------------------------------------
Equity Index(1)           $  153.13    $  422.33    $  709.97    $  1,519.41   $  503.13    $  722.33    $  1,059.97    $  1,869.41
Lifecycle - Conservative     200.75       568.05       957.70       2,039.69      550.75       918.05       1,307.70       2,389.69
Lifecycle - Moderate         162.65       451.58       759.89       1,625.38      512.65       801.58       1,109.89       1,975.38
-----------------------------------------------------------------------------------------------------------------------------------



* Assuming an annuity payout option could be issued. Generally, the minimum amount that can be used to purchase any type of annuity is $5,000 (see "Individual annuity charges" in "Charges and expenses" later in this Prospectus).



                                                                    9  FEE TABLE

--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA AND CONDENSED FINANCIAL INFORMATION


Please see APPENDIX I at the end of this prospectus for selected financial data and condensed financial information concerning the Equity Index Fund and Lifecycle Funds. For complete condensed financial information, please see the ADA Prospectus that accompanies this Prospectus.

FINANCIAL STATEMENTS OF INVESTMENT FUNDS


The Equity Index Fund and the Lifecycle Funds are each separate accounts of ours as described in "About the separate accounts" under "More information" later in this prospectus. The financial statements for the Equity Index Fund (Separate Account No. 195), Lifecyle Fund - Conservative (Separate Account No.
197) and Lifecycle Fund - Moderate (Separate Account No. 198) may be found in the SAI for this prospectus.


10   FEE TABLE

2  Program Investment Options

--------------------------------------------------------------------------------

INVESTMENT OPTIONS


You may choose from FOURTEEN INVESTMENT OPTIONS under the Program, eleven of which are covered in a separate prospectus. Three of these are discussed below: the Equity Index Fund and the two Lifecycle Funds - Conservative and Moderate. Each of these three Funds has a different investment objective. We cannot assure you that any of these Funds will meet their investment objectives. Also discussed are the Lifecycle Fund Group Trusts in which the Lifecycle Funds invest and the Underlying State Street Funds in which the Lifecycle Fund Group Trusts invest.


THE EQUITY INDEX FUND

The Equity Index Fund invests in shares of the SSgA S&P 500 Index Fund, one of the Underlying Mutual Funds. The investment results you will experience will depend on the investment performance of SSgA S&P 500 Index Fund. The table below shows the investment objective and adviser for the SSgA S&P 500 Index Fund.

UNDERLYING MUTUAL FUND

--------------------------------------------------------------------------------
 INVESTMENT FUND                 NAME            OBJECTIVE             ADVISER
--------------------------------------------------------------------------------
 Equity Index Fund         SSgA S&P          Replicate the         SSgA Funds
                           500 Index         total return          Management,
                           Fund              of the S&P            Inc.
                                             500 Index
--------------------------------------------------------------------------------

The underlying mutual fund used by the Equity Index Fund is selected by the ADA Trustees. We have no investment management responsibilities for the Equity Index Fund. As to that Fund, we act in accordance with the investment policies established by the ADA Trustees.

PLEASE REFER TO THE PROSPECTUS AND SAI OF THE SSGA S&P 500 INDEX FUND FOR A MORE DETAILED DISCUSSION OF INVESTMENT OBJECTIVES AND STRATEGIES, THE ADVISER, RISK FACTORS AND OTHER INFORMATION CONCERNING THAT FUND.

LIFECYCLE FUNDS - CONSERVATIVE AND MODERATE

Each Lifecycle Fund invests in a Lifecycle Fund Group Trust. Each Lifecycle Trust has identical investment objectives and policies to the Lifecycle Fund to which it relates. We have no investment management responsibilities for the Lifecycle Funds. As to those Funds, we act in accordance with the investment policies established by the ADA Trustees.

OBJECTIVES

The Lifecycle Fund - Conservative seeks to provide current income and a low to moderate growth of capital by investing exclusively in units of the Lifecycle Group Trust - Conservative.

The Lifecycle Fund - Moderate seeks to provide growth of capital and a reasonable level of current income by investing exclusively in units of the Lifecycle Group Trust - Moderate.

In turn each of the Lifecycle Fund Group Trusts invests in a mix of Underlying State Street Funds. The following table diagrams this investment structure:

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
           LIFECYCLE FUND                                    LIFECYCLE FUND
            CONSERVATIVE                                       MODERATE
              (SA 197)                                         (SA 198)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
           LIFECYCLE FUND                                    LIFECYCLE FUND
            GROUP TRUST                                       GROUP TRUST
            CONSERVATIVE                                       MODERATE
--------------------------------------------------------------------------------
                           UNDERLYING FUNDS
--------------------------------------------------------------------------------
                           S&P 500 FLAGSHIP FUND
--------------------------------------------------------------------------------
                           RUSSELL 2000 INDEX SECURITIES
                           LENDING FUND
--------------------------------------------------------------------------------
                           DAILY EAFE FUND
--------------------------------------------------------------------------------
                           GOV'T CORPORATE BOND FUND
--------------------------------------------------------------------------------
                           SHORT TERM
                           INVESTMENT FUND
--------------------------------------------------------------------------------

                                                   11 PROGRAM INVESTMENT OPTIONS

--------------------------------------------------------------------------------

THE LIFECYCLE FUND GROUP TRUSTS

The Lifecycle Fund Group Trusts (Lifecycle Trusts) are maintained by State Street. Each of the Lifecycle Trusts is organized as a collective investment trust under Massachusetts law. Because of exclusionary provisions, the Lifecycle Fund Group Trusts are not subject to regulation under the Investment Company Act of 1940. Each Trust is operated by a single corporate trustee (State Street), which is responsible for all aspects of the Trust, including portfolio management, administration and custody. The Lifecycle Fund Group Trusts were selected by the ADA Trustees.

State Street serves as the trustee and investment manager to the Lifecycle Fund Group Trusts. State Street is a trust company established under the laws of the Commonwealth of Massachusetts. It is a wholly-owned subsidiary of State Street Corporation, a publicly held bank holding company registered under the Federal Bank Holding Company Act of 1956, as amended. State Street's home office is located at 225 Franklin Street, Boston, Massachusetts 02110.


State Street Global Advisors (SSgA) is the investment management arm of State Street. SSgA is a leading manager of retirement assets with $762.9 billion in assets under management as of December 31, 2002. SSgA's investment expertise spans multiple strategies, disciplines and markets around the world. SSgA's customers include corporate, union, public pension plans, endowments, foundations, other financial institutions and individuals worldwide. As of May 27, 2002, SSgA was ranked the largest manager of U.S. Institutional Tax-Exempt Assets.


INVESTMENT OBJECTIVES AND POLICIES

Each Lifecycle Trust has the same investment objective as the Lifecycle Fund to which it relates. These investment objectives are described above. Each of the Lifecycle Trusts attempts to achieve its investment objective by investing 100% of its assets in a mix of underlying collective investment trusts (the Underlying State Street Funds) maintained by State Street and offered exclusively to tax exempt retirement plans. Unlike the Lifecycle Fund Group Trusts, however, which are available only under the ADA Program, the Underlying State Street Funds may receive contributions from other tax exempt retirement plans.

INVESTMENT POLICIES OF THE LIFECYCLE FUND GROUP TRUST - CONSERVATIVE

The table below shows the mix of Underlying State Street Funds targeted by the Lifecycle Fund Group Trust - Conservative.

---------------------------------------------------------------------------
 S&P 500 Flagship Fund                                                  15%
 Russell 2000 Index Securities Lending Fund                              5%
 Daily EAFE Fund                                                        10%
 Government Corporate Bond Fund                                         50%
 Short Term Investment Fund                                             20%
---------------------------------------------------------------------------

INVESTMENT POLICIES OF THE LIFECYCLE FUND GROUP TRUST - MODERATE

The table below shows the mix of Underlying State Street Funds targeted by the Lifecycle Fund Group Trust - Moderate.

---------------------------------------------------------------------------
 S&P 500 Flagship Fund                                                 35%
 Russell 2000 Index Securities Lending Fund                            10%
 Daily EAFE Fund                                                       15%
 Government Corporate Bond Fund                                        30%
 Short Term Investment Fund                                            10%
---------------------------------------------------------------------------

The target percentages shown above for each Lifecycle Trust are reviewed annually by the ADA Trustees and may be revised as recommended, subject to State Street's approval. State Street, as investment manager of each Lifecycle Trust, from time to time makes adjustments in the mix of Underlying State Street Funds as needed to maintain, to the extent practicable, the target percentages in each of the Underlying State Street Funds.


12  PROGRAM INVESTMENT OPTIONS

--------------------------------------------------------------------------------

THE UNDERLYING STATE STREET FUNDS

The Underlying State Street Funds are bank collective investment trusts. They are organized as common law trusts under Massachusetts law, and because of exclusionary provisions, are not subject to regulation under the 1940 Act. State Street serves as trustee and investment manager to each of the Underlying State Street Funds.


S&P 500 FLAGSHIP FUND


OBJECTIVE

The investment objective of the S&P 500 Flagship Fund ("Flagship Fund") is to replicate, as closely as possible, the return of the Standard & Poor's 500 Index (the "S&P 500 Index").

The S&P 500 Index is comprised of stocks of 500 leading companies whose stocks are chosen for market size, liquidity and industry group representation by Standard & Poor's Corporation. The stocks are also representative of the broad U.S. equity market and the U.S. economy. The S&P 500 is a market-value weighted index (stock price time number of shares outstanding), with each stock's weight in the index proportionate to its market value. The "500" is one of the most widely used benchmarks of U.S. equity performance.

The Flagship Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's Corporation, and Standard & Poor's Corporation makes no representation regarding the advisability of investing in this Fund.

INVESTMENT POLICIES

The Flagship Fund intends to achieve its objective by investing in all 500 stocks in the S&P 500 Index. In order to provide 100% equity exposure, the Flagship Fund may hold up to 25% of its value in S&P 500 futures contracts in lieu of cash equivalents. The Flagship Fund will use U.S. Treasury Bills and other short-term cash equivalents it holds as collateral for the futures contracts.

For additional discussion related to the investment policies of the Flagship Fund, see discussion under "Risks and Investment Techniques" below, and the Statement of Additional Information.

RUSSELL 2000 INDEX SECURITIES LENDING FUND

OBJECTIVE

The investment objective of the Russell 2000 Index Securities Lending Fund is to match, as closely as possible, the return of the Russell 2000 Index maintained by Frank Russell Company ("Frank Russell").

INVESTMENT POLICIES

The Russell 2000 Index Securities Lending Fund seeks to fully replicate the Russell 2000 Index. The Russell 2000 Index Securities Lending Fund will invest its assets directly in shares of companies included in the Russell 2000 Index.

The Russell 2000 Index is a broadly diversified small capitalization index consisting of approximately 2,000 common stocks. The Russell 2000 Index is a subset of the larger Russell 3000 Index. The Russell 3000 Index consists of the largest 3,000 publicly traded stocks of U.S. domiciled corporations and includes large, medium and small capitalization stocks. As such, the Russell 3000 Index represents approximately 98 percent of the total market capitalization of all U.S. stocks that trade on the New York and American Stock Exchanges and in the NASDAQ over-the-counter market. The Russell 2000 Index consists of the approximately 2,000 smallest stocks within the Russell 3000 Index and is, therefore, a broadly diversified index of small capitalization stocks.

The composition of the Russell 2000 Index is updated continuously to reflect corporate actions affecting companies in the Index. Once a year, at the end of June, the Index is fully reconstituted and companies that no longer qualify for the Index because of fluctuations of market capitalization are replaced. The rate of change in the securities included in the Russell 2000 Index is significant, often higher than 20 percent a year of the total market capitalization of the Index.


                                                  13  PROGRAM INVESTMENT OPTIONS

--------------------------------------------------------------------------------

The Russell 2000 Index Securities Lending Fund is neither sponsored by nor affiliated with Frank Russell. Frank Russell's only relationship to the Russell 2000 Fund is the licensing of the use of the Russell 2000 Stock Index. Frank Russell is the owner of the trademarks and copyrights relating to the Russell indices.

For additional discussion related to the investment policies of the Russell 2000 Index Securities Lending Fund, see discussion under "Risks and Investment Techniques" below, and the Statement of Additional Information.

DAILY EAFE FUND

OBJECTIVE

The investment objective of the Daily EAFE Fund is to closely match the performance of the Morgan Stanley Capital International EAFE Index ("EAFE Index") while providing daily liquidity.

INVESTMENT POLICIES

The Daily EAFE Fund seeks to achieve its objective by investing in other funds which invest in each of the foreign markets which comprise the EAFE Index.

The Morgan Stanley Capital International Europe, Australasia, and Far East (MSCI
EAFE) Index is a broadly diversified index representing over 1,000 stocks across 20 developed markets outside of North America. The Index captures about 60% of the available market capitalization in each country and is designed to offer investors access to some of the world's largest and most liquid equity securities outside the U.S. and Canada.

The Daily EAFE Fund also may acquire interest-bearing cash equivalents, notes and other short-term instruments, including foreign currency time deposits or call accounts.


As of December 31, 2002, companies located in Japan (21.2%) and the United Kingdom (27.7%) dominated the market capitalization of the EAFE Index, with companies located in France, Germany, Switzerland and Netherlands also being well represented on the Index. The Index covers a wide spectrum of industries. Morgan Stanley Capital International, the creator of the EAFE Index, is neither a sponsor of nor affiliated with the Daily EAFE Fund.


The Daily EAFE Fund seeks to fully replicate the MSCI EAFE Index, but from time to time may not be able to hold all of the more than 1,000 stocks that comprise the EAFE Index because of the costs involved. From time to time the Daily EAFE Fund will hold a representative sample of the issues that comprise the EAFE Index. The Daily EAFE Fund selects stocks for inclusion based on country, market capitalization, industry weightings, and fundamental characteristics such as return variability, earnings valuation, and yield. In order to parallel the performance of the EAFE Index, the Daily EAFE Fund will invest in each country in approximately the same percentage as that country's weight in the EAFE Index.

For additional discussion related to the investment policies of the Daily EAFE Fund, see discussion under "Risks and Investment Techniques" below, and the Statement of Additional Information.


GOVERNMENT CORPORATE BOND FUND


OBJECTIVE

The investment objective of the Government Corporate Bond Fund ("GC Bond Fund") is to match or exceed the return of the Lehman Brothers Government Corporate Bond Index.

INVESTMENT POLICIES

The GC Bond Fund seeks to achieve its investment objective by making direct investment in marketable instruments and securities. The GC Bond Fund may make direct investments in (1) U.S. Government securities, including U.S. Treasury securities and other obligations issued or guaranteed as to interest and principal by the U.S. Government and its agencies and instrumentalities, (2) corporate securities, (3) asset backed securities, (4) mortgage backed securities including, but not limited to, collateralized mortgage obligations and real estate mortgage investment conduits, (5) repurchase and reverse repurchase agreements, (6) financial futures and option contracts, (7) interest rate exchange agreements and other swap agreements, (8) supranational and sovereign debt obligations including


14  PROGRAM INVESTMENT OPTIONS

--------------------------------------------------------------------------------

those of sub-divisions and agencies, and (9) other securities and instruments deemed by State Street, as trustee of the GC Bond Fund, to have characteristics consistent with the investment objective of this Fund. The GC Bond Fund will hold securities that have a minimum credit rating when purchased of Baa3 by Moody's or BBB- by Standard & Poor's.

For additional discussion related to the investment policies of the GC Bond Fund, see discussion under "Risks and investment techniques" below and the Statement of Additional Information.

SHORT TERM INVESTMENT FUND

OBJECTIVE

The investment objective of the Short Term Investment Fund ("STIF Fund") is, through active management, to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments.

INVESTMENT POLICIES


The STIF Fund intends to achieve its objective by investing in money market securities rated at least A-1 by Standard and Poor's and P-1 by Moody's at the time of issuance. If the issuer has long-term debt outstanding, such debt should be rated at least "A" by Standard & Poor's or "A" by Moody's. The STIF Fund may purchase Yankee and Euro certificates of deposit, Euro time deposits, U.S. Treasury bills, notes and bonds, federal agency securities, corporate bonds, repurchase agreements and banker's acceptances. Most of the STIF Fund's investments will have a range of maturity from overnight to 90 days. The maximum expected average time to receipt of principal of any single security will not exceed 397 days.


For additional discussion regarding the investment policies of the STIF Fund, see discussion under "Risks and investment techniques" below, and the Statement of Additional Information.

RISKS AND INVESTMENT TECHNIQUES: LIFECYCLE FUND GROUP TRUSTS AND UNDERLYING STATE STREET FUNDS

You should be aware that any investment in securities carries with it a risk of loss. The different investment objectives and policies of the Equity Index Fund and each of the Lifecycle Funds affect the return on these Funds. Additionally, there are market and financial risks inherent in any securities investment. By market risks, we mean factors which do not necessarily relate to a particular issuer but which affect the way markets, and securities within those markets, perform. We sometimes describe market risk in terms of volatility, that is, the range and frequency of market value changes. Market risks include such things as changes in interest rates, general economic conditions and investor perceptions regarding the value of debt and equity securities. By financial risks we mean factors associated with a particular issuer which may affect the price of its securities, such as its competitive posture, its earnings and its ability to meet its debt obligations. The risk factors and investment techniques associated with the Underlying State Street Funds in which the Lifecycle Fund Group Trusts invest are discussed below. The risks and investment techniques associated with investments by the Equity Index Fund in the SSgA S&P 500 Index Fund are discussed in the prospectus and Statement of Additional Information for the SSgA S&P 500 Index Fund.

IN GENERAL

You should note that the S&P 500 Flagship Fund, the Russell 2000 Index Securities Lending Fund and the Daily EAFE Fund are all index funds. An index fund is one that is not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based upon economic, financial and market analysis and investment judgment. Instead, such funds utilize a "passive" investment approach, attempting to duplicate the investment performance of their benchmark indices through automated statistical analytic procedures. For example, the S&P 500 Flagship Fund attempts to match the return of the S&P 500 Index by using automated statistical methods to make stock selections. Similar methods


                                                  15  PROGRAM INVESTMENT OPTIONS

--------------------------------------------------------------------------------

are employed in selecting stocks for the Russell 2000 Index Securities Lending Fund and the Daily EAFE Fund. Still, such Funds, to the extent they invest in the various types of securities discussed below, are subject to the risks associated with each of these investments.

Also, you should note that each of the Underlying State Street Funds, for the purpose of investing uncommitted cash balances or to maintain liquidity to meet redemptions of Fund units, may invest temporarily and without limitation in certain short-term fixed income securities and other collective investment funds or registered mutual funds maintained or advised by State Street. The short-term fixed income securities in which an Underlying State Street Fund may invest include obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies and instrumentalities and repurchase agreements collateralized by these obligations, commercial paper, bank certificates of deposit, banker's acceptances, and time deposits.

EQUITY SECURITIES

Certain of the Underlying State Street Funds will invest in equity securities. Participants should be aware that equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and that fluctuations can be pronounced.

The securities of the smaller companies in which some of the Underlying State Street Funds may invest may be subject to more abrupt or erratic market movements than larger, more established companies for two reasons: the securities typically are traded in lower volume and the issuers typically are subject, to a greater degree, to changes in earnings and profits.

FIXED-INCOME SECURITIES

Certain of the Underlying State Street Funds will invest in fixed-income securities. Although these are interest-bearing securities which promise a stable stream of income, participants should be aware that the prices of such securities are affected by changes in interest rates. Accordingly, the prices of fixed-income securities are subject to the risk of market price fluctuations. The values of fixed-income securities also may be affected by changes in the credit rating or financial condition of the issuing entities. Once the rating of a portfolio security has been changed, State Street will consider all relevant circumstances in determining whether a particular Underlying State Street Fund should continue to hold that security. Certain securities such as those rated Baa by Moody's and BBB by Standard & Poor's, may be subject to greater market fluctuations than lower yielding, higher rated fixed-income securities. Securities which are rated Baa by Moody's are considered medium grade obligations; they are neither highly protected nor poorly secured, and are considered by Moody's to have speculative characteristics. Securities rated BBB by Standard & Poor's are regarded as having adequate capacity to pay interest and repay principal, and while such debt securities ordinarily exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for securities in this category than in higher rated categories.

FOREIGN SECURITIES

The Daily EAFE Fund will invest in foreign securities. Such investments, however, entail special risks. Foreign securities markets generally are not as developed or efficient as those in the United States. Securities of some foreign issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most foreign securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States. In addition, there may be less publicly available information about a non-U.S. issuer, and non-U.S. issuers generally are not subject to uniform accounting and financial reporting standards, practices and requirements comparable to those applicable to U.S. issuers.

Because evidences of ownership of foreign securities usually are held outside the United States, each of the Underlying State Street Funds investing in foreign securities will be subject to additional risks. Such risks include possible adverse political and economic developments, possible


16  PROGRAM INVESTMENT OPTIONS

--------------------------------------------------------------------------------

seizure or nationalization of foreign deposits, and possible adoption of governmental restrictions which might adversely affect the payment of principal and interest on the foreign securities or might restrict the payment of principal and interest to investors located outside the country of the issuers, whether from currency blockage or otherwise. Custodial expenses for a portfolio of non-U.S. securities generally are higher than for a portfolio of U.S. securities.

Since foreign securities transactions involving the Underlying State Street Funds often are completed in currencies of foreign countries, the value of these securities as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations. Some currency exchange costs may be incurred when an Underlying State Street Fund changes investments from one country to another.

Furthermore, some of these securities may be subject to brokerage or stamp taxes levied by foreign governments, which have the effect of increasing the cost of such investment. Income received by sources within foreign countries may be reduced by any withholding and other taxes imposed by such countries.

FUTURES CONTRACTS

Certain of the Underlying State Street Funds may invest in futures contracts. A purchase of a futures contract is the acquisition of a contractual right and obligation to acquire the underlying security at a specified price on a specified date. Although futures contracts by their terms may call for the actual delivery or acquisition of the underlying security, in most cases the contractual obligation is terminated before the settlement date of the contract without delivery of the security. The Underlying State Street Fund will incur brokerage fees when it purchases and sells futures contracts.

The Underlying State Street Funds will not purchase futures contracts for speculation. Futures contracts are used to increase the liquidity of each Underlying State Street Fund and for hedging purposes.

Transactions in futures contracts entail certain risks and transaction costs to which an Underlying State Street Fund would not otherwise be subject, and the Underlying State Street Fund's ability to purchase futures contracts may be limited by market conditions or regulatory limits. Because the value of a futures contract depends primarily on changes in the value of the underlying securities, the value of the futures contracts purchased by the Underlying State Street Fund generally reflects changes in the values of the underlying stocks or bonds. The risks inherent in the use of futures contracts include: (1) imperfect correlation between the price of the futures contracts and movements in the prices in the underlying securities; and (2) the possible absence of a liquid secondary market for any particular instrument at any time.

An Underlying State Street Fund also may engage in foreign futures transactions. Unlike trading on domestic futures exchanges, trading on foreign futures exchanges is not regulated by the Commodity Futures Trading Commission and may be subject to greater risks than trading on domestic exchanges. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that an Underlying State Street Fund might realize from trading could be eliminated by adverse changes in the exchange rate, or such Underlying State Street Fund could incur losses as a result of those changes. Transactions on foreign exchanges may include both futures which are traded on domestic exchanges and those which are not.

SECURITIES OF MEDIUM AND SMALLER SIZED COMPANIES. Certain of the Underlying State Street Funds may invest in the securities of medium and smaller sized companies with market capitalization of $500 million to $1.5 billion. Such companies may be dependent on the performance of only one or two products and, therefore, may be vulnerable to competition from larger companies with greater resources and to economic conditions affecting their market sector. Consequently, consistent earnings may not be as likely in such companies as they would be for larger companies. In addition, medium and smaller sized companies may be more dependent on access to equity markets to raise capital than larger companies with greater ability to support debt.


                                                  17  PROGRAM INVESTMENT OPTIONS

--------------------------------------------------------------------------------

Medium and smaller sized companies may be new, without long business or management histories, and perceived by the market as unproven. Their securities may be held primarily by insiders or institutional investors, which may have an impact on marketability. The price of these stocks may rise and fall more frequently and to a greater extent than the overall market.

LENDING OF SECURITIES

Certain of the Underlying State Street Funds may from time to time lend securities from their portfolios to brokers, dealers and financial institutions and receive collateral consisting of cash, securities issued or guaranteed by the U.S. Government, or irrevocable letters of credit issued by major banks. The Underlying State Street Funds will invest this cash collateral in various collective investment funds maintained by State Street. The portion of net income from such investments will increase the return to the Underlying State Street Funds. However, an Underlying State Street Fund may experience a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement. All securities lending transactions in which the Underlying State Street Funds engage will comply with the prohibited transaction provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and related regulations.

INVESTMENTS BY THE STIF FUND

Each of the Lifecycle Fund Group Trusts will, and certain of the Underlying State Street Funds may, invest in the STIF Fund. This Fund intends to invest, among other things, in various U.S. Government Obligations, U.S. dollar-denominated instruments issued by foreign banks and foreign branches of U.S. banks, "when-issued" securities, and to enter into repurchase agreements with various banks and broker-dealers. The STIF Fund's activities with respect to each of these investments are discussed below.

The STIF Fund may invest in a variety of U.S. Government obligations, including bills and notes issued by the U.S. Treasury and securities issued by agencies of the U.S. Government.

The STIF Fund also may invest in U.S. dollar-denominated instruments issued by foreign banks and foreign branches of U.S. banks, a type of investment that may involve special risks. Such banks may not be required to maintain the same financial reserves or capital that are required of U.S. banks. Restrictions on loans to single borrowers, prohibitions on certain self-dealing transactions, and other regulations designed to protect the safety and solvency of U.S. banks may not be applicable to foreign banks and foreign branches of U.S. banks. In addition, investments of this type may involve the unique risks associated with investments in foreign securities described above.

The STIF Fund may commit to purchasing securities on a "when-issued" basis, such that payment for and delivery of a security will occur after the date that this Fund commits to purchase the security. The payment obligation and the interest rate that will be received on the security are each fixed at the time of the purchase commitment. Prior to payment and delivery, however, the STIF Fund will not receive interest on the security, and will be subject to the risk of loss if the value of the when-issued security is less than the purchase price at time of delivery.

Finally, the STIF Fund may enter into repurchase agreements with various banks and broker-dealers. In a repurchase agreement transaction, the STIF Fund acquires securities (usually U.S. Government obligations) for cash and obtains a simultaneous commitment from the seller to repurchase the securities at an agreed-upon price and date. The resale price is in excess of the acquisition price and reflects an agreed-upon rate of interest unrelated to the coupon rate on the purchased security. In these transactions, the securities purchased by the STIF Fund will have a total value at least equal to the amount of the repurchase price and will be held by State Street or a third-party custodian until repurchased. State Street will continually monitor the value of the underlying securities to verify that their value, including accrued interest, always equals or exceeds the repurchase price.


18  PROGRAM INVESTMENT OPTIONS

--------------------------------------------------------------------------------

ADDITIONAL INFORMATION ABOUT THE FUNDS

CHANGE OF INVESTMENT OBJECTIVES

The ADA Trustees may change the investment objectives of the Equity Index Fund and Lifecycle Funds. The ADA Trustees may also change the mutual fund or collective investment fund in which any one of these Funds invests. The Trustees and we can make these changes without your consent.

VOTING RIGHTS

If SSgA S&P 500 Index Fund holds a meeting of shareholders, we will vote shares held in the corresponding Equity Index Fund in accordance with instructions received from employers, participants or trustees, as the case may be. Shares will be voted in proportion to the voter's interest in the Equity Index Fund holding the shares as of the record date for the shareholders meeting. We abstain from voting shares if we receive no instructions. Employers, participants or trustees will receive: (1) periodic reports relating to the SSgA S&P 500 Index Fund and (2) proxy materials, together with a voting instruction form, in connection with shareholder meetings.

Participants do not have any voting rights with respect to their investments in a Lifecycle Fund. Similarly, participants do not have any voting rights with respect to matters such as the selection of State Street as trustee or investment manager or investment adviser of a Lifecycle Fund Group Trust or Underlying State Street Fund, or with respect to any changes in investment policy of any of these entities.


19  PROGRAM INVESTMENT OPTIONS

3 How we value your account balance in the Equity Index Fund and Lifecycle Funds

--------------------------------------------------------------------------------

FOR AMOUNTS IN THE FUNDS

When you invest in the Equity Index Fund and Lifecycle Funds, your contribution or transfer purchases "units" of that Fund. The unit value on any day reflects the value of the Fund's investments for the day and the charges and expenses we deduct from the Fund. We calculate the number of units you purchase by dividing the amount you invest by the unit value of the Fund as of the close of business on the day we receive your contribution or transfer instruction.

On any given day, your account value in the Equity Index Fund and Lifecycle Funds equals the number of the Fund's units credited to your account, multiplied by that day's value for one Fund unit. In order to take deductions for expenses from any Fund, we cancel units having a value equal to the amount we need to deduct. Otherwise, the number of your Fund units of any Fund does not change unless you make additional contributions, make a withdrawal, effect a transfer, or request some other transaction that involves moving assets into or out of that Fund option.

For a description of how Fund unit values are computed, see "How We Determine Unit Values for the Funds" in the SAI.


20 HOW WE VALUE YOUR ACCOUNT BALANCE IN
   THE EQUITY INDEX FUND AND LIFECYCLE FUNDS

4  Transfers and access to your account

--------------------------------------------------------------------------------

TRANSFERS AMONG INVESTMENT OPTIONS

You may transfer some or all of your amounts among all of the investment options if you participate in the Master Plan. Participants in other plans may make transfers as allowed by the plan.


Transfers from the Equity Index Fund and Lifecycle Funds are permitted at any time except if there is any delay in redemptions from the Underlying Mutual Fund or, with respect to the Lifecycle Funds, the Lifecycle Fund Group Trusts in which they invest. In addition, we reserve the right to restrict transfers among variable investment funds as described in your contract, including limitations on the number, frequency or dollar amount of transfers.


DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations or other organizations or individuals engaging in a market timing strategy, making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio. These kind of strategies and transfer activities are disruptive to the underlying portfolios in which the variable investment options invest. If we determine that your transfer patterns among the variable investment options are disruptive to the underlying portfolios, we may, among other things restrict the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services . We may also refuse to act on transfer instructions of an agent who is acting on behalf of one or more owners. In making these determinations, we may consider the combined transfer activity in all annuity contracts and life insurance policies that we believe are under common ownership, control or direction.

We currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In order to prevent disruptive activity, we monitor the frequency of transfers, including the size of transfers in relation to portfolio assets in each underlying portfolio, and we take appropriate action, which may include the actions described above to restrict availability of voice, fax and automated transaction services, when we consider the activity of owners to be disruptive. We currently provide a letter to owners who have engaged in such activity of our intention to restrict such services. However, we may not continue to provide such letters. We may also, in our sole discretion and without further notice, change what we consider disruptive transfer activity, as well as change our procedures to restrict this activity.

OUR ACCOUNT INVESTMENT MANAGEMENT SYSTEM ("AIMS") AND OUR INTERNET WEBSITE

Participants may use our automated AIMS or our Internet Website to transfer between investment options, obtain account information, change the allocation of future contributions and maturing GRAs and hear investment performance information. To use AIMS, you must have a touch-tone telephone. Our Internet Website can be accessed at www.equitable.com/ada.

We have established procedures to reasonably confirm the genuineness of instructions communicated to us by telephone when using AIMS and by the Internet Website. The procedures require personal identification information, including your Personal Security Code ("PSC") number, prior to acting on telephone instructions or accessing information on the Internet Website, and providing written confirmation of the transfers. We assign a PSC number to you after we receive your completed enrollment form. Thus, we will not be liable for following telephone instructions, or Internet instructions, we reasonably believe to be genuine.

We reserve the right to limit access to this service if we determine that you are engaged in a market timing strategy (see "Disruptive transfer activity" above).

A transfer request will be effective on the business day we receive the request. We will confirm all transfers in writing.


                                        21  TRANSFERS AND ACCESS TO YOUR ACCOUNT

--------------------------------------------------------------------------------

Generally our business day is any day the New York Stock Exchange is open for trading, and generally ends at 4:00 p.m. Eastern Time. A business day does not include a day we choose not to open due to emergency conditions. We may also close early due to emergency conditions.

--------------------------------------------------------------------------------

PARTICIPANT LOANS

Participant loans are available if the employer plan permits them. Participants must apply for a plan loan through the employer. Loan packages containing all necessary forms, along with an explanation of how interest rates are set, are available from our Account Executives.


Loans are subject to restrictions under Federal tax laws and ERISA. Participants should consult with their attorneys or tax advisors regarding the advisability and procedures for obtaining such an exemption. A loan may not be taken from the Guaranteed Rate Accounts prior to maturity. If a participant is married, written spousal consent may be required for a loan.


Generally, the loan amount will be transferred from the investment options into a loan account. The participant must pay the interest as required by Federal income tax rules. If you fail to repay the loan when due, the amount of the unpaid balance may be taxable and subject to additional penalty taxes. Interest paid on a retirement plan loan is not deductible.

CHOOSING BENEFIT PAYMENT OPTIONS

Benefit payments are subject to plan provisions.


The Program offers a variety of benefit payment options for employees that adopt the Master Plan. (If you are a participant in an individually-designed plan, ask your employer for information on benefit payment options under your Plan.) Your plan may allow you a choice of one or more of the following forms of distribution:


    o   Qualified Joint and Survivor Annuity

    o   Lump Sum Payment

    o   Installment Payments

    o   Life Annuity

    o   Life Annuity - Period Certain

    o   Joint and Survivor Annuity

    o   Joint and Survivor Annuity - Period Certain

    o   Cash Refund Annuity

All of these options can be either fixed or variable except for the Cash Refund Annuity and the Qualified Joint and Survivor Annuity which are fixed options only.

-----------------------------------------------------------------------------
The amount of each payment in a fixed option remains the same. Variable option payments change to reflect the investment performance of the Growth Equity Fund.
-----------------------------------------------------------------------------

See "Types of Benefits" in the SAI for detailed information regarding each of the benefit payout options, and "Procedures for Withdrawals, Distributions and Transfers" in the SAI.


22  TRANSFERS AND ACCESS TO YOUR ACCOUNT

--------------------------------------------------------------------------------

Fixed annuities are available from insurance companies selected by the Trustees. Upon request, we will provide fixed annuity rate quotes available from one or more such companies. Participants may instruct us to withdraw all or part of their account balance and forward it to the annuity provider selected. Once we have distributed that amount to the company selected, we will have no further responsibility to the extent of the distribution.

We provide the variable annuity options. Payments under variable annuity options reflect investment performance of the Growth Equity Fund.


The minimum amount that can be used to purchase any type of annuity is $5,000. In most cases a variable annuity administrative charge of $350 will be deducted from the amount used to purchase an annuity from Equitable Life. Annuities purchased from other providers may also be subject to fees and charges.


SPOUSAL CONSENT


If a participant is married and has an account balance greater than $5,000 (except for amounts contributed to the Rollover Account), federal law generally requires payment (subject to plan rules) of a Qualified Joint and Survivor Annuity payable to the participant for life and then to the surviving spouse for life, unless you and your spouse have properly waived that form of payment in advance. Please see "Spousal Consent Requirements" under "Types of Benefits" in the SAI.


BENEFITS PAYABLE AFTER THE DEATH OF A PARTICIPANT

Regardless of whether a participant's death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the approved life expectancy tables as of the calendar year after the participant's death and reduces that number by one each subsequent year.

If a participant dies before the entire benefit has been paid, the remaining benefits will be paid to the participant's beneficiary. If a participant dies before he or she is required to begin receiving benefits, the law generally requires the entire benefit to be distributed no more than five years after death. There are exceptions: (1) a beneficiary who is not the participant's spouse may elect payments over his or her life or a fixed period which does not exceed the beneficiary's life expectancy, provided payments begin within one year of death, (2) if the benefit is payable to the spouse, the spouse may elect to receive benefits over his or her life or a fixed period which does not exceed his/her life expectancy beginning any time up to the date the participant would have attained age 701/2 or, if later, one year after the participant's death, or
(3) the spouse may be able to roll over all or part of the death benefit to a traditional individual retirement arrangement. If, at death, a participant was already receiving benefits, the beneficiary must continue to receive benefits subject to the Federal income tax minimum distribution rules. To designate a beneficiary or to change an earlier designation, a participant must have the employer send us a beneficiary designation form. In some cases, the spouse must consent in writing to a designation of any non-spouse beneficiary, as explained in "Spousal Consent Requirements" under "Types of Benefits" in the SAI.

Under the Master Plan, on the day we receive proof of death, we automatically transfer the participant's account balance in the Equity Index Fund or the Lifecycle Funds to the Money Market Guarantee Account unless the beneficiary gives us other written instructions.


                                        23  TRANSFERS AND ACCESS TO YOUR ACCOUNT

5  The Program

--------------------------------------------------------------------------------

This section explains the ADA Program in further detail. It is intended for employers who wish to enroll in the Program, but contains information of interest to participants as well. You should, of course, understand the provisions of your plan and the Adoption Agreement that define the scope of the Program in more specific terms. References to "you" and "your" in this section are to you in your capacity as an employer. The Program is described in the prospectus solely to provide a more complete understanding of how the investment funds operate within the Program.


The American Dental Association Members Retirement Program consists of several types of retirement plans and two retirement plan Trusts, the Master Trust and the Pooled Trust. Each of the Trusts invests exclusively in the group annuity contracts described in this prospectus and in the group annuity contract funding the GRAs. The Program is sponsored by the ADA, and the Trustees under the Master and Pooled Trusts are the members of the Council on Insurance of the ADA (the "Trustees"). The Program had 27,147 participants and $1 billion in assets at December 31, 2002.


ELIGIBLE EMPLOYERS

You can adopt the Program if you or at least one of your partners or other shareholders is a member of: (1) the ADA, (2) a constituent or component society of the ADA, or (3) an ADA-affiliated organization. Participation by an affiliated organization must first be approved by the ADA's Council on Insurance.

Our Retirement Program Specialists are available to answer your questions about joining the Program. Please contact us by using the telephone number or addresses listed under "How to reach us - Information on joining the Program" on the back cover of the prospectus.

SUMMARY OF PLAN CHOICES


You have a choice of two retirement plan arrangements under the Program. You can:


    o Choose the MASTER PLAN - which automatically gives you a full range of services from Equitable Life. These include your choice of the Program investment options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting. Under the Master Plan employers adopt our Master Trust and your only investment choices are from the Investment Options.


--------------------------------------------------------------------------------
The Master Plan is a defined contribution master plan that can be adopted as a profit sharing plan, a defined contribution pension plan, or both. Traditional 401(k), SIMPLE 401(k), and Safe Harbor 401(k) are also available.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
The Pooled Trust is an investment vehicle used with individually designed qualified retirement plans. It can be used for both defined contribution and defined benefit plans. We provide recordkeeping services for plan assets held in the Pooled Trust.
--------------------------------------------------------------------------------

    o Maintain your own INDIVIDUALLY DESIGNED PLAN - and use the Pooled Trust for investment options in the Program and your own individual investments. The Pooled Trust is for investment only and can be used for both defined benefit and defined contribution plans.

Choosing the right plan depends on your own set of circumstances. We recommend that you review all plan, trust, participation and related agreements with your legal and tax counsel.

GETTING STARTED


If you choose the Master Plan, you must complete an Adoption Agreement. If you have your own individually designed plan and wish to use the Pooled Trust as an investment vehicle, the trustee of your plan must complete an Adoption Agreement. As an employer, you are responsible for the administration of the plan you choose. Please see "Your Responsibilities as Employer" in the SAI.



24  THE PROGRAM

--------------------------------------------------------------------------------

HOW TO MAKE PROGRAM CONTRIBUTIONS

Contributions must be in the form of a check drawn on a bank in the U.S. clearing through the Federal Reserve System, in U.S. dollars, and made payable to The ADA Retirement Trust. All contribution checks should be sent to Equitable Life at the address shown "For Contribution Checks Only" in the "Information once you join the Program" section under "How to reach us" on the back cover of this prospectus. Third party checks are not acceptable, except for rollover contributions, tax-free exchanges or trustee checks that involve no refund. All checks are subject to collection. We reserve the right to reject a payment if it is received in an unacceptable form.

All contributions must be accompanied by a Contribution Remittance form which designates the amount to be allocated to each participant by contribution type and fiscal year to which the Contribution will be applied. Contributions are normally credited on the business day that we receive them, provided the remittance form is properly completed and matches the check amount. Contributions are only accepted from the employer. Employees may not send contributions directly to the Program. Contributions are only accepted for properly enrolled participants.


There is no minimum amount which must be contributed for investment if you adopt the Master Plan, or if you have your own individually designed plan that uses the Pooled Trust.


ALLOCATING PROGRAM CONTRIBUTIONS

Under the Master Plan, participants make all of the investment decisions.


Investment decisions in the individually designed plans are made either by the participant or by the plan trustees, depending on the terms of the plan.

Participants may allocate contributions among any number of Program investment options. Allocation instructions can be changed at any time. IF WE DO NOT RECEIVE ADEQUATE INSTRUCTIONS, WE WILL ALLOCATE YOUR CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT. YOU MAY, OF COURSE, TRANSFER TO ANOTHER INVESTMENT OPTION AT ANY TIME.


WHEN TRANSACTION REQUESTS ARE EFFECTIVE. Contributions, as well as transfer requests and allocation changes (not including GRA maturity allocation changes discussed in the SAI), are effective on the business day they are received. In-service distribution requests are also effective on the business day they are received. Benefit payments are subject to Plan provisions. Transaction requests received after the end of a business day will be credited the next business day. Processing of any transaction may be delayed if a properly completed form is not received.

Trustee-to-trustee transfers of plan assets are effective the business day after we receive all items we require, including check and mailing instructions, and a plan opinion/IRS determination letter from the new or amended plan or adequate proof of qualified plan status.

DISTRIBUTIONS FROM THE INVESTMENT OPTIONS

Keep in mind two sets of rules when considering distributions or withdrawals from the Program. The first are rules and procedures that apply to the investment options, exclusive of the provisions of your plan. We discuss those in this section. The second are rules specific to your plan. We discuss those "Rules applicable to participant distributions" below. Certain plan distributions may be subject to Federal income tax, and penalty taxes. See "Tax information" later in this prospectus.

AMOUNTS IN THE EQUITY INDEX FUND AND LIFECYCLE FUNDS. These are generally available for distribution at any time, subject to the provisions of your plan. However, there may be a delay for withdrawals from these Funds if there is any delay in redemptions from the related Underlying Mutual Fund, or with respect to the Lifecycle Funds, from the Lifecycle Fund Group Trusts in which they invest.

Payments or withdrawals and application of proceeds to an annuity ordinarily will be made promptly upon request in accordance with plan provisions. However, we can defer


                                                                 25  THE PROGRAM

--------------------------------------------------------------------------------

payments, applications and withdrawals for any period during which the New York Stock Exchange is closed for trading, sales of securities are restricted or determination of the fair market value of assets is not reasonably practicable because of an emergency.

If your plan is an employer or trustee-directed plan, you as the employer are responsible for ensuring that there is sufficient cash available to pay benefits.

RULES APPLICABLE TO PARTICIPANT DISTRIBUTIONS

In addition to our own procedures, distribution and benefit payment options under a tax qualified retirement plan are subject to complicated legal requirements. A general explanation of the Federal income tax treatment of distributions and benefit payment options is provided in "Tax information" later in this prospectus and in the SAI. You should discuss your options with a qualified financial advisor. Our Account Executives also can be of assistance.


In general, under the Master Plan, participants are eligible for benefits upon retirement, death or disability, or upon termination of employment with a vested benefit. Participants in an individually designed plan are eligible for retirement benefits depending on the terms of their plan. See "Benefit payment options" under "Transfers and access to your money" earlier in this prospectus and "Tax information" later in this prospectus for more details. For participants who own more than 5% of the business, benefits must begin no later than April 1 of the year after the participant reaches age 701/2. For all other participants, distribution must begin by April 1 of the later of the year after attaining age 701/2 or retirement from the employer sponsoring the plan.

Distributions must be made according to rules in the Code and Treasury Regulations and the terms of the plan. Treasury Regulations on required minimum distributions were proposed in 1987, revised in 2001 and finalized in 2002. The 2002 final Regulations apply beginning in November 2002. The 2002 final Regulations include Temporary Regulations applicable to annuity contracts used to fund plans. Certain provisions of the Temporary Regulations concerning the actuarial value of additional contract benefits which could have increased the amount required to be distributed from contracts have been suspended for 2003. However, these or similar provisions may apply in future years. Under transitional rules, the 1987 and 2001 proposed regulations may continue to apply to annuity payments. Please consult your plan administrator and tax advisor concerning applicability of these complex rules to your situation.


Under the Master Plan, self-employed persons may generally not receive a distribution prior to age 591/2, and employees generally may not receive a distribution prior to a separation from service.


26  THE PROGRAM

6  Performance information

--------------------------------------------------------------------------------

The investment performance of the Equity Index Fund and Lifecycle Funds reflects changes in unit values experienced over time. The unit value calculations for the Funds include all earnings, including dividends and realized and unrealized capital gains. Unlike the typical mutual fund, the Funds reinvest, rather than distribute, their earnings.


The following tables show the annual percentage change in Fund unit values, and the average annual percentage change in Fund unit values, for the appropriate period ended December 31, 2002. You may compare the performance results for each Fund with the data presented for certain unmanaged market indices, or "benchmarks."


Performance data for the benchmarks do not reflect any deductions for investment advisory, brokerage or other expenses of the type typically associated with an actively managed investment fund. This overstates their rates of return and limits the usefulness of the benchmarks in assessing the performance of the Funds. The benchmark results have been adjusted to reflect reinvestment of dividends and interest for greater comparability. The benchmarks are:


    o Standard & Poor's 500 Index ("S&P 500") - a weighted index of the securities of 500 companies widely regarded by investors as representative of the stock market.

    o Russell 2000 Index ("RL 2000") - a broadly diversified small capitalization index of the approximately 2,000 smallest stocks within the Russell 3000 Index.

    o Morgan Stanley Capital International Europe, Australasia, and Far East Index ("EAFEDV") - a broadly diversified index representing approximately 1,000 stocks across 20 major developed markets in Europe, Australia, New Zealand and the Far East. The MSCI EAFE index captures about 60% of the available market capitalization in each country and is designed to offer global investors access to some of the world's largest and most liquid equity securities outside the U.S. and Canada.

    o Lehman Brothers Government/Corporate Bond Index ("LEHBR") - an index widely regarded as representative of the bond market.

    o Salomon Brothers 3-Month T-Bill Index ("SAL3T") - an index of direct obligations of the U.S. Treasury which are issued in maturities between 31 and 90 days.

Conservative Benchmark: S&P500 Index (15.0%), RL2000 Index (5.0%), EAFEDV Index (10.0%), LEHBR Index (50.0%), SAL3T Index (20.0%).

Moderate Benchmark: S&P500 Index (35.0%), RL2000 Index (10.0%), EAFEDV Index (15.0%), LEHBR Index (30.0%), SAL3T Index (10.0%).

The annual percentage change in unit values represents the percentage increase or decrease in unit values from the beginning of one year to the end of that year. The average annual rates of return are time-weighted, assume an investment at the beginning of each period, and include the reinvestment of investment income.



                                                     27  PERFORMANCE INFORMATION

--------------------------------------------------------------------------------

Historical results are presented for the Funds for the periods during which the Funds were available under the Program. Hypothetical results were calculated for prior periods, as described in "How we calculate performance data" below. For the Equity Index Fund, no results are presented for periods prior to 1993, as the SSgA S&P 500 Index Fund began operations during 1992. 1995 performance data for the Lifecycle Funds is shown for the period when the Funds commenced operations on May 1, 1995 through December 31, 1995.


THE PERFORMANCE SHOWN DOES NOT REFLECT ANY CHARGES DESIGNED TO APPROXIMATE CERTAIN TAXES THAT MAY BE IMPOSED ON US, SUCH AS PREMIUM TAXES IN YOUR STATE OR THE EFFECT OF TAXES ON INCOME AND GAINS OR UPON DISTRIBUTION. PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE.


ANNUAL PERCENTAGE CHANGE IN FUND*
UNIT VALUES



---------------------------------------------------------------------------------------------------------------------------------
                                                                ANNUAL PERIOD ENDING LAST BUSINESS DAY OF
                                   ----------------------------------------------------------------------------------------------
               FUND                   1993     1994     1995     1996     1997    1998     1999      2000       2001       2002
---------------------------------------------------------------------------------------------------------------------------------
EQUITY INDEX FUND*                     6.4      0.7     35.1     21.3     31.7    27.2     19.8     (10.0)     (12.9)     (23.1)
 S&P 500 Index                        10.0      1.3     37.5     23.0     33.4    28.6     21.1      (9.1)     (11.9)     (22.1)
LIFECYCLE FUND-CONSERVATIVE FUND        -        -       5.9      4.3      9.9    10.2      5.1        2.3      (0.3)      (1.8)
  Conservative Benchmark                -        -      18.7      7.3     12.1    12.3      6.5        4.1        1.1      (0.4)
LIFECYCLE FUND-MODERATE FUND            -        -      10.1     10.6     16.1    15.1     12.0      (2.7)      (5.3)     (10.0)
  Moderate Benchmark                    -        -      23.8     11.9     17.4    16.5     13.1      (1.4)      (4.3)      (9.1)
---------------------------------------------------------------------------------------------------------------------------------



*     Hypothetical performance shown in bold.

AVERAGE ANNUAL PERCENTAGE CHANGE IN
FUND UNIT VALUES - YEARS ENDING
DECEMBER 31, 2002




---------------------------------------------------------------------------------------------------------------------------------
                                                                                                      SINCE         DATE OF
               FUND                        1 YEAR         3 YEARS       5 YEARS       10 YEARS      INCEPTION      INCEPTION
---------------------------------------------------------------------------------------------------------------------------------
EQUITY INDEX FUND                        (23.09)         (15.52)        (1.68)          N/A            7.62         2/1/94
  S&P 500 Index                          (22.10)         (14.55)        (0.59)         9.35            N/A*
LIFECYCLE FUND-CONSERVATIVE FUND          (1.81)           0.05          3.02           N/A            4.56         5/1/95
  Conservative Benchmark                  (0.42)           1.58          4.62          7.20            N/A*
LIFECYCLE FUND-MODERATE FUND             (10.01)          (6.04)         1.35           N/A            5.54         5/1/95
  Moderate Benchmark                      (9.06)          (4.95)         2.51          7.79            N/A*
---------------------------------------------------------------------------------------------------------------------------------



*     Not available

HOW WE CALCULATE PERFORMANCE DATA


The Equity Index Fund began operations as Separate Account No. 195 on February 1, 1994. For prior periods hypothetical results are shown. The results reflect the actual performance of SSgA S&P 500 Index Fund beginning with 1993, the first full year after that mutual fund began operations. For these hypothetical calculations we have applied the Program expense charge during those periods plus .15% in estimated other expenses to the historical investment experience of the SSgA S&P 500 Index Fund.

The Lifecycle Fund - Conservative and the Lifecycle Fund - Moderate performance shown reflects actual investment performance of Separate Account No. 197 and Separate Account No. 198 for the period beginning May 1, 1995, when the Funds commenced operations.


28  PERFORMANCE INFORMATION

7  Charges and expenses

--------------------------------------------------------------------------------

You will incur two general types of charges under the Program:

 o Charges based on the value of your assets in the Trust - these apply to all amounts invested in the Trust (including installment payout option payments), and do not vary by plan. These are, in general, reflected as reductions in the unit values of the Equity Index Fund and Lifecycle Funds.

 o Plan and transaction charges - these vary by plan or are charged for specific transactions, and are typically stated in a dollar amount. Unless otherwise noted, these are deducted in fixed dollar amounts by reducing the number of units in the Equity Index Fund and Lifecycle Funds.

We make no deduction from your contributions or withdrawals for sales expenses.

CHARGES BASED ON AMOUNTS INVESTED IN THE PROGRAM

PROGRAM EXPENSE CHARGE


We assess the Program expense charge against the combined value of Program assets in the Trust. The purpose of this charge is to cover the expenses that we and the ADA incur in connection with the Program. The maximum charge is as follows:



--------------------------------------------------------------------------------
                                    ANNUAL PROGRAM EXPENSE CHARGE
                             -------------------------------------------
 VALUE OF PROGRAM ASSETS       EQUITABLE LIFE         ADA         TOTAL
--------------------------------------------------------------------------------
 First $400 million                .630%             .025%        .655%
 Over $400 million                 .630              .020         .650
--------------------------------------------------------------------------------



The Program expense charge is determined by negotiation between us and the Trustees. The charge is primarily based on a formula that gives effect to total Program assets allocated to the Trust and the number of plans enrolled in the Program. Currently, the portion paid to the ADA has been reduced to 0.00% for all asset levels, but the ADA's portion could be increased in the future. For the 12 months beginning May 1, 2003, the total Program expense charge is .63%.

For investment option funds and the Money Market Guarantee Account, the Program expense charge is calculated based on Program assets in the Trust on January 31 of each year, and is charged at a monthly rate of 1/12 of the relevant annual charge. For a description of the Program expense charge as it relates to the Guaranteed Rate Accounts, please refer to our separate prospectus for the other Investment Options in the Program.

We apply our portion of the Program expense charge toward the cost of maintenance of the investment funds, promotion of the Program investment funds and Money Market Guarantee Account, commissions, administrative costs, such as enrollment and answering participant inquiries, and overhead expenses such as salaries, rent, postage, telephone, travel, legal, actuarial and accounting costs, office equipment and stationery. The ADA's part of this fee covers developmental and administrative expenses incurred in connection with the Program. The ADA Trustees can direct us to raise or lower the ADA's part of this fee to reflect their expenses in connection with the Program. During 2002, we received $7,249,685 and the ADA received $41,029 under the Program expense charge.

PROGRAM-RELATED ADMINISTRATION FEES


The computation of unit values for each investment fund also reflects fees charged for administration. We receive an administrative fee at the annual rate of .15% of assets held in the Equity Index Fund and Lifecycle Funds. As part of our administrative functions, we maintain records for all portfolio transactions and cash flow control, calculate unit values, monitor compliance with the New York Insurance Law and supervise custody matters for all these Funds.


OTHER EXPENSES BORNE BY THE INVESTMENT FUNDS


Certain other expenses are charged directly to the Equity Index Fund and Lifecycle Funds. These include SEC filing fees and certain related expenses such as printing of SEC filings, prospectuses and reports, mailing costs, custodians' fees, financial accounting costs, outside auditing and legal expenses, and other costs related to the Program.


29  CHARGES AND EXPENSES

--------------------------------------------------------------------------------

The Equity Index Fund purchases and redeems shares in the SSgA S&P 500 Index Fund at net asset value. The net asset value reflects charges for management, audit, legal, shareholder services, transfer agent and custodian fees. For a description of charges and expenses assessed by the SSgA S&P 500 Index Fund, which are indirectly borne by the Fund, please refer to the prospectus for the SSgA S&P 500 Index Fund.

The Lifecycle Funds - Conservative and Moderate purchase and redeem units in the Lifecycle Fund Group Trusts - Conservative and Moderate, respectively, at net asset value. The net asset value reflects charges for investment management, audit, legal, custodian and other fees. By agreement with the ADA Trustees, we impose a charge at the annual rate of .03% of the value of the respective assets of the Lifecycle Funds - Conservative and Moderate. This charge compensates us for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying State Street Funds among the investment options described in this prospectus. For a description of charges and expenses assessed by the Lifecycle Fund Group Trusts, which are indirectly borne by the Lifecycle Funds, see "Deductions and charges related to the Lifecycle Trusts and Underlying State Street Funds," below.

PLAN AND TRANSACTION EXPENSES


ADA RETIREMENT PLAN AND INDIVIDUALLY-DESIGNED PLAN FEES


RECORD MAINTENANCE AND REPORT FEE. At the end of each calendar quarter, we deduct a record maintenance and report fee from each participant's Account Balance. This fee is:

--------------------------------------------------------------------------------

      ADA Members Retirement Plan participants      $3 per quarter


      Investment Only                               $1 per quarter
--------------------------------------------------------------------------------


ENROLLMENT FEE. We charge an employer a non-refundable enrollment fee of $25 for each participant enrolled under its plan. If we do not maintain individual participant records under an individually-designed plan, we instead charge the employer $25 for each plan or trust. If the employer fails to pay these charges, we may deduct the amount from subsequent contributions or from participants' account balances.


INDIVIDUAL ANNUITY CHARGES

ANNUITY ADMINISTRATIVE CHARGE. If a participant elects a variable annuity payment option, we deduct a $350 charge from the amount used to purchase the annuity. This charge reimburses us for administrative expenses associated with processing the application for the annuity and issuing each month's annuity payment. The minimum amount that can be converted to an annuity, so that the charge would apply, is $5,000. Annuities purchased from other providers may also be subject to fees and charges.

CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES


We deduct a charge designed to approximate certain applicable taxes that may be imposed on us, for example, for our state premium tax. Currently, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed on us varies by state and ranges from 0% to 1%.


We reserve the right to deduct any applicable charges such as premium taxes from each contribution or from distributions or upon termination of your contract. If we have deducted any applicable tax charges from contributions, we will not deduct a charge for the same taxes later. If, however, an additional tax is later imposed on us when you make a partial or full withdrawal, or your contract is terminated, or you begin receiving annuity payments, we reserve the right to deduct a charge at that time.

GENERAL INFORMATION ON FEES AND CHARGES


We may change the fees and charges described above at any time with the ADA's consent. During 2002 we received total fees and charges under the Program of $10,094,473.



30  CHARGES AND EXPENSES

--------------------------------------------------------------------------------

DEDUCTIONS AND CHARGES RELATED TO THE LIFECYCLE TRUSTS AND UNDERLYING STATE STREET FUNDS


In addition to the generally applicable Program fees and charges that we impose, State Street imposes fees and charges for providing investment management services, custodial services and for other expenses incurred in connection with operating the Lifecycle Fund Group Trusts and the Underlying State Street Funds. State Street deducts these fees from the assets of the Lifecycle Fund Group Trusts in which the Lifecycle Funds invest, or the Underlying State Street Funds in which the Lifecycle Fund Group Trusts invest.



INVESTMENT MANAGEMENT FEE. Each Lifecycle Trust pays State Street a fee equal to ..17% of the average annual net assets of each Lifecycle Trust for providing investment management services to the Trusts. No fee is paid to State Street for managing the assets of the Underlying State Street Funds with respect to investments made in such Funds by each Lifecycle Fund Group Trust. State Street may receive fees for managing the assets of other collective investment funds in which the Funds may invest on a temporary basis, and for managing the mutual funds in which assets of the Underlying State Street Funds may be invested. State Street has agreed to reduce its management fee charged to each of the Lifecycle Trusts to offset any management fees State Street receives attributable to the Trusts' investment in such other collective investment funds and mutual funds.

FIXED ADMINISTRATION FEE. State Street also makes a deduction from the assets of each Lifecycle Fund Group Trust to compensate it for providing various recordkeeping and accounting services to such Trust and for periodically rebalancing the assets of each Trust to conform to the target percentage weightings for the Trust. This fee is currently fixed at $12,000 per year for each Trust.


OTHER EXPENSES. Certain costs and expenses are charged directly to the Lifecycle Fund Group Trusts. These include legal and audit expenses. In addition, participants indirectly incur expenses for audit and custodial services provided to the Underlying State Street Funds. State Street serves as custodian to each of these Funds.



                                                        31  CHARGES AND EXPENSES

8  Tax information

--------------------------------------------------------------------------------

In this section, we briefly outline current Federal income tax rules relating to adoption of the Program, contributions to the Program and distributions to participants under qualified retirement plans. Certain other information about qualified retirement plans appears here and in the SAI. We do not discuss the effect, if any, of state tax laws that may apply.


The United States Congress has in the past considered and may in the future, without notice, consider proposals for legislation that, if enacted, could change the tax treatment of qualified retirement plans. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws. State tax laws or, if you are not a United States resident, foreign tax laws may affect the tax consequences to you or the beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences may also change. There is no way of predicting whether, when or in what form any such change would be adopted.


Any such change could have retroactive effects regardless of the date of enactment. We suggest you consult your legal or tax advisor.

BUYING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT

Annuity contracts can be purchased in connection with retirement plans qualified under Code section 401. How these arrangements work, including special rules applicable to each, are described in the specific sections for each type of arrangement in the SAI. You should be aware that the funding vehicle for a qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits, such as the selection of investment funds and guaranteed options and choices of pay-out options, as well as the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.


INCOME TAXATION OF DISTRIBUTIONS TO QUALIFIED PLAN PARTICIPANTS

In this section, the word "you" refers to the plan participant.

Amounts distributed to a participant from a qualified plan are generally subject to Federal income tax as ordinary income when benefits are distributed to you or your beneficiary. Generally speaking, only your post-tax contributions, if any, are not taxed when distributed.

ELIGIBLE ROLLOVER DISTRIBUTIONS. Many types of distributions from qualified plans are "eligible rollover distributions" that can be transferred directly to another qualified plan, traditional individual retirement arrangement ("IRA"), an annuity under Section 403(b) of the Code or a retirement plan under Section 457 of the Code, or rolled over to another plan or IRA within 60 days of the receipt of the distribution. If a distribution is an "eligible rollover distribution," 20% mandatory Federal income tax withholding will apply unless the distribution is directly transferred to a qualified plan or IRA. See "Eligible Rollover Distributions and Federal Income Tax Withholding" in the SAI for a more detailed discussion.

ANNUITY OR INSTALLMENT PAYMENTS. Each payment you receive is ordinary income for tax purposes, except where you have a "cost basis" in the benefit. Your cost basis is equal to the amount of your post-tax employee contributions, plus any employer contributions you had to include in gross income in prior years. You may exclude from gross income a portion of each annuity or installment payment you receive. If you (and your survivor) continue to receive payments after you have received your cost basis in the contract, all amounts will be taxable.

IN-SERVICE WITHDRAWALS. Some plans allow in-service withdrawals of after-tax contributions. The portion of each withdrawal attributable to cost basis is not taxable. The portion of each withdrawal attributable to earnings is taxable. Withdrawals are taxable only after they exceed your


32  TAX INFORMATION

--------------------------------------------------------------------------------

cost basis if they are attributable to your pre-January 1, 1987 contributions under plans that permitted those withdrawals as of May 5, 1986. Amounts that you include in gross income under this rule may also be subject to the additional 10% penalty tax on premature distributions described below. In addition, 20% mandatory Federal income tax withholding may also apply.

PREMATURE DISTRIBUTIONS. You may be liable for an additional 10% penalty tax on all taxable amounts distributed before age 591/2 unless the distribution falls within a specified exception or is rolled over into an IRA or other qualified plan.

The exceptions to the penalty tax include (a) distributions made on account of your death or disability, (b) distributions beginning after separation from service in the form of a life annuity or installments over your life expectancy (or the joint lives or life expectancies of you and your beneficiary), (c) distributions due to separation from active service after age 55 and (d) distributions you use to pay deductible medical expenses.


WITHHOLDING. In almost all cases, 20% mandatory income tax withholding will apply to all "eligible rollover distributions" that are not directly transferred to a qualified plan or IRA. If a distribution is not an eligible rollover distribution, the recipient may elect out of withholding. The rate of withholding depends on the type of distribution. See "Eligible Rollover Distributions and Federal Income Tax Withholding" in the SAI. Under the ADA Master Retirement Plan, we will withhold the tax and send you the remaining amount. Under an individually designed plan we will pay the full amount of the distribution to the plan's trustee. The trustee is then responsible for withholding Federal income tax upon distributions to you or your beneficiary.

Certain tax advantages of a tax-qualified retirement plan may not be available under certain state and local tax laws. This outline does not discuss the effect of any state or local tax laws. It also does not discuss the effect of federal estate and gift tax laws (or state and local estate, inheritance and other similar tax laws). This outline assumes that the participant does not participate in any other qualified retirement plan. Finally, it should be noted that many tax consequences depend on the particular jurisdiction or circumstances of a participant or beneficiary.

We cannot provide detailed information on all tax aspects of the plans or contracts. Moreover, the tax aspects that apply to a particular person's plan or contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. Rights or values under plans or contracts or payments under the contracts, for example, amounts due to beneficiaries, may be subject to gift or estate taxes. You should not rely only on this document, but should consult your tax advisor before your purchase.



                                                             33  TAX INFORMATION

9  More information

--------------------------------------------------------------------------------

ABOUT PROGRAM CHANGES OR TERMINATIONS


AMENDMENTS. The group annuity contract has been amended in the past and we and the Trustees may agree to amendments in the future. No future change can affect annuity benefits in the course of payment. If certain conditions are met, we may: (1) terminate the offer of any of the investment options and transfer any amounts in that investment option to another option and (2) offer new investment options with different terms.

TERMINATION. We or the ADA Trustees may terminate the group annuity contract. If the contract is terminated, we will not accept any further contributions or perform any recordkeeping functions after the date of termination. We then would make arrangements with the ADA Trustees with respect to the assets held in the investment options that we provide, subject to the following:


 o the ADA Trustees could transfer assets from the Money Market Guarantee Account in installments over a period of time not to exceed two years; however, during that time participants would be permitted to make transfers to funding vehicles provided by another financial institution (other than a money market fund or similar investment); and

 o  amounts allocated to the GRAs would be held until maturity.

If the ADA Trustees make arrangements with us, you may be able to continue to invest amounts in the investment options that we provide and elect payment of benefits through us.

AGREEMENT WITH STATE STREET. We and State Street have entered into an Agreement with respect to various administrative, procedural, regulatory compliance and other matters relating to the availability of the Lifecycle Fund Group Trusts and Underlying State Street Funds in the ADA Program through the Lifecycle Funds. The Agreement does not contain an expiration date and is intended to continue in effect indefinitely. However, under the terms of the Agreement, we may terminate it upon three months prior written notice to State Street, and State Street may terminate it upon six months prior written notice to us. In the event of a termination of the Agreement, State Street has the right, upon four months' prior notice to us, to require the redemption of all units of the Lifecycle Fund Group Trusts held by the Lifecycle Funds. Should we receive notice of a required redemption, we will advise you promptly in order to allow you adequate time to transfer to one or more of the other Investment Options.

IRS DISQUALIFICATION

If your plan is found not to qualify under the Internal Revenue Code, we may:
(1) return the plan's assets to the employer (in our capacity as the plan administrator) or (2) prevent plan participants from investing in the separate accounts.

ABOUT THE SEPARATE ACCOUNTS

Each investment fund is one of our separate accounts. We established the separate accounts under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our investment funds for owners of our variable annuity contracts, including our group annuity contracts with the ADA Trustees. The results of each separate account's operations are accounted for without regard to Equitable Life's, or any other separate account's, operating results. We are the legal owner of all of the assets in the separate accounts and may withdraw any amounts we have in the separate accounts that exceed our reserves and other liabilities under variable annuity contracts.

The separate accounts that we call the Equity Index Fund and Lifecycle Funds commenced operations on 1994 and 1995, respectively. Because of exclusionary provisions, none of the investment funds is subject to regulation under the Investment Company Act of 1940. The Equity Index Fund and Lifecycle Funds are used exclusively in the ADA Program.

ABOUT STATE STREET


State Street, is one of the world's leading specialists in serving institutional investors, providing a full range of products and services. As of December 31, 2002, State



34  MORE INFORMATION

--------------------------------------------------------------------------------


Street was the second largest manager of pension assets with $762.9 billion under management.


State Street is subject to supervision and examination by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Massachusetts Commissioner of Banks. This, however, does not provide any protection against loss that may be experienced as a result of an investment in the Trusts. Further, State Street is required to comply with ERISA, to the extent applicable, in connection with the administration of the Program.


Tax status of the Lifecycle Fund Group Trusts and Underlying Funds. Each Trust is a tax-exempt group trust established pursuant to Revenue Ruling 81-100. As a tax-exempt group trust, each Trust is not subject to federal income tax unless the Trust generates unrelated business taxable income as defined in the Code ("UBTI"). It is the policy of State Street not to invest any portion of the assets of a Trust in a manner that will generate UBTI. If State Street determines, however, that a proposed investment cannot be structured to avoid UBTI and that the projected after-tax return on that investment is sufficient to justify the making of such investment, then State Street may elect to make that investment. In the unlikely event that any UBTI is incurred by a Trust, it is anticipated that any tax thereon would be reported.


UNDERWRITER

AXA Advisors, LLC ("AXA Advisors"), the successor to EQ Financial Consultants, Inc. and an affiliate of Equitable Life, may be deemed to be the principal underwriter of separate account units under the group annuity contract. AXA Advisors is registered with the SEC as a broker-dealer under the 1934 Act and is a member of the National Association of Securities Dealers, Inc. AXA Advisors' principal business address is 1290 Avenue of the Americas, New York, NY 10104. The offering of the units under the contract is continuous.

No person currently serves as underwriter for the Lifecycle Fund Group Trusts or the Underlying State Street Funds.

ABOUT LEGAL PROCEEDINGS

Equitable Life and its affiliates are parties to various legal proceedings. In our view, none of these proceedings is likely to have a material adverse effect upon the separate accounts, our ability to meet our obligations under the Program, or the distribution of group annuity contract interests under the Program.

State Street is engaged in litigation of various kinds which in its judgment is not of material importance in relation to its total assets. None of the litigation now in progress is expected to affect any assets of the Equity Index Fund or the Lifecycle Funds or the Lifecycle Group Trusts or the Underlying State Street Funds in which the Lifecycle Trusts invest.

ABOUT OUR INDEPENDENT ACCOUNTANTS


The financial statements listed below and incorporated in the SAI have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting:

 o The financial statements for Separate Account Nos. 195, 197 and 198 as of December 31, 2002 and for each of the two years in the period then ended.

 o The financial statements for Equitable Life as of December 31, 2002 and 2001 and for each of the three years in the period then ended.


 o The following financial statements as of December 31, 2002 and for each of the two years in the period then ended:


    o State Street Bank and Trust Company Lifecycle Fund
       Group Trust - Conservative o State Street Bank and Trust Company Lifecycle Fund Group Trust - Moderate

    o State Street Bank and Trust Company S&P 500 Flagship Fund and State Street Bank and Trust Company S&P 500 Flagship Non-Lending Fund

    o State Street Bank and Trust Company Russell 2000 Index Securities Lending Fund and State Street Bank and


                                                            35  MORE INFORMATION

--------------------------------------------------------------------------------

       Trust Company Russell 2000 Index Fund

    o  State Street Bank and Trust Company Daily EAFE Fund

    o State Street Bank and Trust Company Daily MSCI Europe Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Europe Index Fund

    o State Street Bank and Trust Company Daily MSCI Japan Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Japan Index Fund

    o State Street Bank and Trust Company Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Pacific Basin ex-Japan Index Fund

    o  State Street Bank and Trust Company Government Corporate Bond Fund

    o  State Street Bank and Trust Company Short Term Investment Fund


    o State Street Bank and Trust Company Long Corporate Index Fund and State Street Bank and Trust Company Long Corporate Index Securities Lending Fund

    o State Street Bank and Trust Company Intermediate Corporate Index Fund and State Street Bank and Trust Company Intermediate Corporate Index Securities Lending Fund

    o  State Street Bank and Trust Company Government Fund

    o  State Street Bank and Trust Company Limited Duration Bond Fund

    o  State Street Bank and Trust Company Passive 1-3 Year Credit Index Fund


REPORTS WE PROVIDE AND AVAILABLE INFORMATION

We send reports annually to employers showing the aggregate Account Balances of all participants and information necessary to complete annual IRS filings.

As permitted by the SEC's rules, we omitted certain portions of the registration statement filed with the SEC from this prospectus and the SAI. You may obtain the omitted information by: (1) requesting a copy of the registration statement from the SEC's principal office in Washington, D.C., and paying prescribed fees, or (2) by accessing the EDGAR Database at the SEC's Website at http://www.sec.gov.

ACCEPTANCE

The employer or plan sponsor, as the case may be: (1) is solely responsible for determining whether the Program is a suitable funding vehicle and (2) should carefully read the prospectus and other materials before entering into an Adoption Agreement.


36  MORE INFORMATION

Appendix I: Selected financial data and condensed financial information

--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

LIFECYCLE FUND GROUP TRUSTS


The selected financial data below provides information with respect to investment income, expenses, and investment performance for each Lifecycle Fund Group Trust attributable to each unit outstanding for the period indicated. These selected per unit data and ratios for the years ended December 31, 2002 through 1996 have been derived from financial statements audited by PricewaterhouseCoopers LLP, independent accountants, in their reports included in the SAI. The selected financial data should be read in conjunction with the full financial statements of the Lifecycle Fund Group Trusts, which appear in the SAI.


----------------------------------------------------------------------------------------------
                                                              YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------
                                                           2002          2001          2000
----------------------------------------------------------------------------------------------
LIFECYCLE FUND GROUP TRUST - CONSERVATIVE
Net investment income (loss)*                           $  0.02       $  0.09       $  0.15
Net realized and unrealized gain (loss)                   (0.11)         0.07          0.39
Net increase (decrease)                                   (0.09)         0.16          0.54
Net asset value
Beginning of period                                     $ 15.88         15.72         15.18
End of period                                           $ 15.79       $ 15.88       $ 15.72
Total return **                                           (0.58)%        1.02%         3.56%
Ratio of expenses to average net assets (b)                0.30%         0.30%         0.32%
Ratio of net investment income (loss) to average net
  assets                                                   0.10%         0.57%         0.96%
Portfolio turnover                                           41%           30%           71%
Net assets, end of period (000s)                        $14,327       $11,956       $11,599
LIFECYCLE FUND GROUP TRUST - MODERATE
Net investment income (loss)*                           $  0.00       $  0.05       $  0.09
Net realized and unrealized gain (loss)                   (1.63)        (0.87)        (0.43)
Net increase (decrease)                                   (1.63)        (0.82)        (0.34)
Net asset value
Beginning of period                                     $ 18.00         18.82         19.16
End of period                                           $ 16.37       $ 18.00         18.82
Total return**                                            (9.09)%       (4.36)%       (1.78)%
Ratio of expenses to average net assets (a)                0.19%         0.17%          .18%
Ratio of net investment income (loss) to average net
  assets                                                   0.02%         0.28%          .47%
Portfolio turnover                                           25%           21%           51%
Net assets, end of period (000s)                        $90,032      $106,783      $122,708
----------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                                                                  YEAR ENDED DECEMBER 31,
                                                      ------------------------------------------------
                                                           1999        1998        1997         1996
------------------------------------------------------------------------------------------------------
LIFECYCLE FUND GROUP TRUST - CONSERVATIVE
Net investment income (loss)*                           $  0.10    $   0.09     $   0.06    $   0.05
Net realized and unrealized gain (loss)                    0.81        1.41         1.28        0.65
Net increase (decrease)                                    0.91        1.50         1.34        0.70
Net asset value
Beginning of period                                       14.27       12.77        11.43        10.73
End of period                                           $ 15.18    $  14.27     $  12.77     $  11.43
Total return **                                            6.38%      11.75%       11.72%       6.52%
Ratio of expenses to average net assets (b)                0.38%       0.43%        0.66%       0.81%
Ratio of net investment income (loss) to average net
  assets                                                   0.66%       0.68%        0.46%       0.31%
Portfolio turnover                                           42%         77%          44%         54%
Net assets, end of period (000s)                       $ 12,797    $ 13,516     $  7,249     $ 4,534
LIFECYCLE FUND GROUP TRUST - MODERATE
Net investment income (loss)*                           $  0.06    $   0.06     $   0.05     $   0.04
Net realized and unrealized gain (loss)                    2.14        2.30         2.11        1.27
Net increase (decrease)                                    2.20        2.36         2.16        1.31
Net asset value
Beginning of period                                       16.96       14.60        12.44       11.13
End of period                                             19.16       16.96     $  14.60     $  12.44
Total return**                                            12.97%      16.16%       17.36%      11.77%
Ratio of expenses to average net assets (a)                0.19%       0.19%        0.20%       0.20%
Ratio of net investment income (loss) to average net
  assets                                                   0.34%       0.37%        0.37%       0.35%
Portfolio turnover                                           33%         46%          22%         18%
Net assets, end of period (000s)                       $132,764    $125,412     $108,435     $88,273
------------------------------------------------------------------------------------------------------



* Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(a) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.


A-1  APPENDIX I: SELECTED FINANCIAL DATA AND CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

UNDERLYING STATE STREET FUNDS


The selected financial data below provides information with respect to investment income, expenses, and investment performance for each Underlying State Street Fund attributable to each Underlying State Street Fund unit outstanding for the periods indicated. These selected per unit data and ratios for the years ended December 31, 2002 through 1993 have been derived from financial statements audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports included in the SAI. The selected financial data should be read in conjunction with the full financial statements of the Underlying State Street Funds, which appear in the SAI.



---------------------------------------------------------------------------------------------------------
                                                                   YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------------
                                                         2002          2001          2000         1999
---------------------------------------------------------------------------------------------------------
S&P 500 FLAGSHIP FUND
Net investment income*                                  $  2.81       $  2.77       $  2.90     $  2.99
Net realized and unrealized gain (loss)                  (46.56)       (29.55)       (25.33)      40.09
Distribution of securities lending fee income (a)         (0.01)        (0.01)        (0.03)      (0.01)
Net increase (decrease)                                  (43.76)       (26.79)       (22.46)      43.07
NET ASSET VALUE
Beginning of year                                        198.54        225.33        247.79      204.72
End of year                                             $154.78       $198.54       $225.33     $247.79
Total return **                                          (22.03)%      (11.89)%       (9.05)%     21.04%
Ratio of expenses to average net assets***                 0.00%         0.00%         0.00%       0.00%
Ratio of net investment income to average net
  assets                                                   1.62%         1.35%         1.20%       1.35%
Portfolio turnover                                           24%           19%           26%         13%
Net assets, end of year (000,000)s                      $53,996       $62,723       $64,361     $75,574
---------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                          YEAR ENDED DECEMBER 31,
                                                    --------------------------------------------------------------------
                                                        1998        1997        1996        1995       1994       1993
------------------------------------------------------------------------------------------------------------------------
S&P 500 FLAGSHIP FUND
Net investment income*                                $  2.77     $  2.64     $  2.48    $  2.24    $  1.90     $ 1.81
Net realized and unrealized gain (loss)                 42.70       37.22       19.86      24.26      (0.93)      4.55
Distribution of securities lending fee income (a)       (0.01)       0.00        0.00       0.00       0.00       (0.01)
Net increase (decrease)                                 45.46       39.86       22.34      26.50       0.97       6.35
NET ASSET VALUE
Beginning of year                                      159.26      119.40       97.06      70.56      69.59      63.24
End of year                                           $204.72     $159.26     $119.40    $ 97.06     $70.56     $69.59
Total return **                                         28.55%      33.38%      23.02%     37.56%      1.39%     10.06%
Ratio of expenses to average net assets***               0.00%       0.00%       0.00%      0.00%      0.00%      0.00%
Ratio of net investment income to average net
  assets                                                 1.55%       1.86%       2.33%      2.66%      2.88%      2.68%
Portfolio turnover                                         18%         18%         27%        10%        12%        22%
Net assets, end of year (000,000)s                    $49,893     $36,664     $20,916    $15,135     $8,258     $5,753
------------------------------------------------------------------------------------------------------------------------



* Net investment income per unit has been calculated based upon an average of month-end units outstanding.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of each year and assumes reinvestment of distributions, if any. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.


***   Zero amount represents that which is less than .005%.

(a) Zero amount represents that which is less than $.005 per unit or (0.005) if negative.


A-2  APPENDIX I: SELECTED FINANCIAL DATA AND CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                         YEAR ENDED DECEMBER 31,
                              ----------------------------------------------
                                   2002         2001       2000       1999
--------------------------------------------------------------------------------
RUSSELL 2000 INDEX
  SECURITIES LENDING FUND
Net investment income*             $ 0.37    $  0.41     $ 0.44     $ 0.39
Distribution of securities
  lending fee income                (0.02)     (0.02)     (0.02)     (0.02)
Net realized and unrealized
  gain (loss)                       (5.97)      0.21      (1.28)      4.34
Net increase (decrease)             (5.62)      0.62      (0.86)      4.71
Net asset value
Beginning of period                 27.52      26.92      27.78      23.07
End of period                      $21.90     $27.52     $26.92     $27.78
Total return%**                    (20.33)%     2.33      (3.01)     20.50
Ratio of expenses to average
  net assets (%)(c)(d)               0.03%      0.03       0.03       0.03
Ratio of net investment
  income to average net
  assets (%)(c)                      1.50%      1.56       1.57       1.61
Portfolio turnover (%)                 92%        91%        76         51
Net assets, end of year
  (000,000)s                       $1,949     $2,287     $1,818     $1,904
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                             YEAR ENDED DECEMBER 31,
                              ----------------------------------------------------------------
                                  1998       1997       1996       1995       1994      1993
----------------------------------------------------------------------------------------------
RUSSELL 2000 INDEX
  SECURITIES LENDING FUND
Net investment income*          $ 0.38     $ 0.36     $ 0.32     $ 0.03     $ 0.21     $ 0.17
Distribution of securities
  lending fee income             (0.02)     (0.02)     (0.01)     (0.01)     (0.01)      0.00
Net realized and unrealized
  gain (loss)                    (1.06)      4.19       2.45       3.61      (0.46)      1.83
Net increase (decrease)          (0.70)      4.53       2.76       3.63      (0.26)      2.00
Net asset value
Beginning of period              23.77      19.24      16.48      12.85      13.11      11.11
End of period                   $23.07     $23.77     $19.24     $16.48     $12.85     $13.11
Total return%**                  (2.88)     23.66      16.81      28.33      (1.98)     18.00
Ratio of expenses to average
  net assets (%)(c)(d)            0.04       0.06       0.06       0.10       0.07       0.09
Ratio of net investment
  income to average net
  assets (%)(c)                   1.61       1.63       1.80       1.80       1.61       1.37
Portfolio turnover (%)              57        105        131        103         48         35
Net assets, end of year
  (000,000)s                    $1,256     $1,174     $  951     $  537     $  372     $  451
----------------------------------------------------------------------------------------------


* Net investment income per unit has been calculated based upon an average month-end of units outstanding.


** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and the end of the period and assumes reinvestment of distributions, if any. The calculation includes only those expenses charged directly to the Russell 2000 Index Securities Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.


(c) 1996 ratios reflect net investment income and expenses attributable to the Russell 2000 Fund from its ownership of other collective investment funds.


(d) The calculation includes only those expenses charged directly to the Fund and does not include expenses charged to the funds in which the Fund invests.



----------------------------------------------------------------------------------------
                                                         YEAR ENDED DECEMBER 31,
                                                  -------------------------------------
                                                        2002         2001        2000
----------------------------------------------------------------------------------------
DAILY EAFE FUND
Net investment income (loss)*(a)                      $ (0.00)    $ (0.00)    $ (0.00)
Net realized and unrealized gain (loss)                 (1.40)      (2.42)      (1.93)
Net increase (decrease)                                 (1.40)      (2.42)      (1.93)
Net asset value
Beginning of period                                      8.84       11.26       13.19
End of period                                         $  7.44     $  8.84     $ 11.26
Total return(%)**                                      (15.75)%    (21.49)     (14.63)
Ratio of expenses to average net assets
  (%)(b)(c)                                              0.00%       0.00        0.00
Ratio of net investment income to
  average net assets (%)(b)                              0.00%       0.00        0.00
Portfolio turnover (%)                                    117%         45         103
Net assets, end of year (000s)                        $   329      $  432     $   543
----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                                                 YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------------
                                                      1999       1998       1997       1996       1995
--------------------------------------------------------------------------------------------------------
DAILY EAFE FUND
Net investment income (loss)*(a)                    $ 0.00     $ 0.21     $ 0.19     $ 0.19     $ 0.16
Net realized and unrealized gain (loss)               2.87       1.57      (0.07)      0.29       0.66
Net increase (decrease)                               2.87       1.78       0.12       0.48       0.82
Net asset value
Beginning of period                                  10.32       8.54       8.42       7.94       7.12
End of period                                       $13.19     $10.32     $ 8.54     $ 8.42     $ 7.94
Total return(%)**                                    27.83      20.84       1.43       6.07      11.56
Ratio of expenses to average net assets
  (%)(b)(c)                                           0.00       0.11       0.11       0.19       0.20
Ratio of net investment income to
  average net assets (%)(b)                           0.00       2.13       2.17       2.31       2.21
Portfolio turnover (%)                                  47        109          9          5          9
Net assets, end of year (000s)                      $  516     $  490     $  277     $  318     $  154
--------------------------------------------------------------------------------------------------------



* Net investment income (less) per unit has been calculated based upon an average month-end of units outstanding.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(a) Zero amount represents that which is less than $0.005 per unit or $(0.005) if negative.


(b) Zero amount represents that which is less than 0.005% or (0.005%) if negative.

(c) The calculation includes only those expenses charged directly to the Fund and does not include expenses charged to the funds in which the Fund invests.



A-3  APPENDIX I: SELECTED FINANCIAL DATA AND CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
                                                                    YEAR ENDED DECEMBER 31,
                                    ---------------------------------------------------------------------------------------
                                        2002       2001       2000       1999       1998       1997       1996       1995
---------------------------------------------------------------------------------------------------------------------------
GOVERNMENT CORPORATE BOND
  FUND
Net investment income*                $ 0.12     $ 0.12     $ 0.94     $ 0.86     $ 0.80     $ 0.83     $ 0.78     $ 0.70
Net realized and unrealized gain
  (loss)                                1.78       1.21       0.61      (1.12)      0.38       0.32      (0.42)      1.17
Net increase (decrease)                 1.90       1.33       1.55      (0.26)      1.18       1.15       0.36       1.87
Net asset value
Beginning of year                      16.80      15.47      13.92      14.18      13.00      11.85      11.49       9.62
End of year                           $18.70     $16.80     $15.47     $13.92     $14.18     $13.00     $11.85     $11.49
Total return (%)**                     11.34%      8.60      11.14      (1.83)      9.09       9.70       3.13      19.44
Ratio of expenses to average
  net assets (%)(a)                     0.01%      0.01       0.02       0.01       0.01       0.01       0.01       0.01
Ratio of net investment income
  to average net assets (%)             0.69%      0.76       6.50       6.17       5.89       6.73       6.82       6.53
Portfolio turnover (%)                    96%        65        734        824        478        294        299        611
Net assets, end of year (000s)        $  457     $  443     $  538     $4,808     $4,644     $4,273     $3,060     $1,991
---------------------------------------------------------------------------------------------------------------------------



* Net investment income per unit has been calculated based upon an average of month-end of units outstanding.


** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.


(a) The calculation includes only those expenses charged directly to the Fund and does not include expenses charged to the funds in which the Fund invests.



--------------------------------------------------------------------------------
                                             YEAR ENDED DECEMBER 31,
                                 -----------------------------------------------
                                        2002             2001            2000
--------------------------------------------------------------------------------
SHORT-TERM INVESTMENT FUND
Net investment income               $    0.0197      $    0.0437     $    0.0643
Net realized gain (loss)*           $    0.0000           0.0000          0.0000
Net change in net assets
  resulting from operations         $    0.0197      $    0.0437     $    0.0643
Distributions from net
  investment income                 $    0.0197      $    0.0437     $    0.0643
Total return (%)**                         1.99%            4.46            6.63
Ratio of expenses to average
  net assets (%)***                        0.02%            0.02            0.00
Ratio of net investment income
  to average net assets (%)                1.97%            4.37            6.43
Net assets, end of year (000s)      $39,508,195      $34,778,514     $27,527,486
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                             YEAR ENDED DECEMBER 31,
                                 -----------------------------------------------------------------------------
                                        1999            1998            1997            1996            1995
--------------------------------------------------------------------------------------------------------------
SHORT-TERM INVESTMENT FUND
Net investment income              $    0.0522     $    0.0551     $    0.0563     $    0.0548     $    0.0604
Net realized gain (loss)*               0.0000          0.0000          0.0000          0.0000          0.0000
Net change in net assets
  resulting from operations        $    0.0522     $    0.0551     $    0.0563     $    0.0548     $    0.0604
Distributions from net
  investment income                $    0.0522     $    0.0551     $    0.0563     $    0.0548     $    0.0604
Total return (%)**                        5.35            5.65            5.77            5.62            6.21
Ratio of expenses to average
  net assets (%)***                       0.00            0.00            0.00            0.00            0.00
Ratio of net investment income
  to average net assets (%)               5.22            5.51            5.63            5.48            6.04
Net assets, end of year (000s)     $22,958,561     $20,508,724     $18,563,057     $13,762,940     $12,393,148
--------------------------------------------------------------------------------------------------------------


*     Zero amounts represent those which are less than $.00005 per unit.


** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions, if any. It assumes reinvestment of distributions and includes only those expenses charged directly to the Fund.

*** Zero amounts represent that which are less than 0.005% or (0.005%) if negative.



A-4  APPENDIX I: SELECTED FINANCIAL DATA AND CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

EQUITY INDEX FUND AND LIFECYCLE FUND -
CONSERVATIVE AND LIFECYCLE FUND -
MODERATE: SEPARATE ACCOUNT
NOS. 195, 197 AND 198

Unit values and number of units outstanding for these Funds are shown below.


------------------------------------------------------------------------------------
                                        FOR THE YEARS ENDING DECEMBER 31,
------------------------------------------------------------------------------------
                             1994        1995        1996        1997        1998
------------------------------------------------------------------------------------
Equity Index Fund
------------------------------------------------------------------------------------
 Unit Value                  $9.71      $13.12      $15.91      $20.95      $26.65
------------------------------------------------------------------------------------
 Number of units               515       1,483       2,100       3,713       4,890
  outstanding (000's)
------------------------------------------------------------------------------------
Lifecycle Fund -
Conservative
------------------------------------------------------------------------------------
 Unit Value                     -       $10.59      $11.04      $12.13      $13.37
------------------------------------------------------------------------------------
 Number of units                -          281         409         596       1,009
  outstanding (000's)
------------------------------------------------------------------------------------
Lifecycle Fund - Moderate
------------------------------------------------------------------------------------
 Unit Value                     -       $11.01      $12.18      $14.14      $16.28
------------------------------------------------------------------------------------
 Number of units                -        6,924       7,241       7,657       7,691
  outstanding (000's)
------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
                                                                         INCEPTION
                                   FOR THE YEARS ENDING DECEMBER 31,        DATE
-------------------------------------------------------------------------------------
                              1999        2000        2001        2002
-------------------------------------------------------------------------
Equity Index Fund                                                           2/1/94
-------------------------------------------------------------------------------------
 Unit Value                  $31.94      $28.74      $25.03      $19.25
-------------------------------------------------------------------------
 Number of units              6,399       5,746       5,639       5,580
  outstanding (000's)
-------------------------------------------------------------------------
Lifecycle Fund -
Conservative                                                                5/1/95
-------------------------------------------------------------------------------------
 Unit Value                  $14.06      $14.38      $14.34      $14.08
-------------------------------------------------------------------------
 Number of units                906         804         831       1,015
  outstanding (000's)
-------------------------------------------------------------------------
Lifecycle Fund - Moderate                                                   5/1/95
-------------------------------------------------------------------------------------
 Unit Value                  $18.23      $17.74      $16.81      $15.12
-------------------------------------------------------------------------
 Number of units              7,262       6,906       6,334       5,937
  outstanding (000's)
-------------------------------------------------------------------------------------



A-5  APPENDIX I: SELECTED FINANCIAL DATA AND CONDENSED FINANCIAL INFORMATION

TABLE OF CONTENTS OF
STATEMENT OF ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

TABLE OF CONTENTS


                                                                          PAGE
 Funding of the Program                                                  SAI-2
 Your Responsibilities as Employer                                       SAI-2
 Procedures for Withdrawals, Distributions
  and Transfers                                                          SAI-3
 Types of Benefits                                                       SAI-5
 Provisions of the Master Plan                                           SAI-6
 Additional Investment Policies and Techniques -
  The Underlying State Street Funds                                      SAI-10
 Investment Restrictions Applicable to the Funds                         SAI-14
 How We Determine the Unit Value for the Funds                           SAI-15
 How We Value the Assets of the Funds                                    SAI-15
 How State Street Values the Assets of the
  Underlying State Street Funds                                          SAI-16
 Transactions by the Underlying State Street Funds                       SAI-16
 Investment Management Fee                                               SAI-17
 Underwriter                                                             SAI-17
 Management: Equitable Life                                              SAI-18
 Management: State Street                                                SAI-21
 Financial Statements                                                    SAI-23


CLIP AND MAIL TO US TO RECEIVE A
STATEMENT OF ADDITIONAL INFORMATION

To:  The Equitable Life Assurance Society
       of the United States
     Box 2486 G.P.O.
     New York, NY 10116


Please send me a copy of the Statement of Additional Information for the American Dental Association Members Retirement Program Prospectus dated May 1, 2003 (State Street).



--------------------------------------------------------------------------------
Name


--------------------------------------------------------------------------------
Address


--------------------------------------------------------------------------------


Copyright 2003 by The Equitable Life Assurance Society of the United States. All rights reserved.



S-1  TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

About Equitable Life

--------------------------------------------------------------------------------

The Equitable Life Assurance Society of the United States ("Equitable Life") is the issuer of the group annuity contract that funds the Program. Equitable Life also makes forms of plans and trusts available, and offers recordkeeping and participant services to facilitate the operation of the Program.

Equitable Life is a New York stock life insurance corporation and has been doing business since 1859. We are a wholly-owned subsidiary of AXA Financial, Inc. (previously The Equitable Companies Incorporated). The sole shareholder of AXA Financial, Inc. is AXA, a French holding company for an international group of insurance and related financial services companies. As the sole shareholder, and under its other arrangements with Equitable Life and Equitable Life's parent, AXA exercises significant influence over the operations and capital structure of Equitable Life and its parent. No company other than Equitable Life's related companies, however, has any legal responsibility to pay amounts that Equitable Life owes under the contract.


AXA Financial, Inc., and its consolidated subsidiaries managed approximately $415.31 billion in assets as of December 31, 2002. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

--------------------------------------------------------------------------------

HOW TO REACH US

You may communicate with our processing office as listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically may be unavailable or delayed (for example our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

You can reach us as indicated below to obtain:

o Copies of any plans, trusts, participation agreements, enrollment or other forms used in the Program.

o    Unit values and other account information under your plan.

o Any other information or materials that we provide in connection with the Program.

INFORMATION ON JOINING THE PROGRAM

--------------------------------------------------------------------------------
BY PHONE:
--------------------------------------------------------------------------------

1-800-523-1125
(Retirement Program Specialists available weekdays
9am to 5pm Eastern Time)

--------------------------------------------------------------------------------
BY REGULAR MAIL:
--------------------------------------------------------------------------------

The ADA Members Retirement Program
c/o Equitable Life, Box 2011
Secaucus, NJ 07096

--------------------------------------------------------------------------------
BY REGISTERED, CERTIFIED,
OR OVERNIGHT DELIVERY:
--------------------------------------------------------------------------------

The ADA Members Retirement Program
c/o Equitable Life
200 Plaza Drive, Second Floor
Secaucus, NJ 07094

--------------------------------------------------------------------------------
BY INTERNET:
--------------------------------------------------------------------------------

The ADA Members Retirement Program Website www.equitable.com/ada, provides information about the Program, as well as several interactive tools and resources that can help answer some of your retirement planning questions. The Website also provides an email feature that can be accessed by clicking on either "Contact Us" or "Send E-Mail to the Equitable."

INFORMATION ONCE YOU JOIN THE PROGRAM

--------------------------------------------------------------------------------
BY PHONE:
--------------------------------------------------------------------------------

1-800-223-5790 in the US or 1-800-223-5790-0 from France, United Kingdom, Italy, Switzerland, Israel and Republic of Korea (Account Executives available weekdays 9am to 5pm Eastern Time)

--------------------------------------------------------------------------------
 TOLL-FREE AIMS FOR AMOUNTS IN THE TRUST:
--------------------------------------------------------------------------------

By calling 1-800-223-5790 or 1-800-223-5790-0 you may, with your assigned personal security code, use AIMS to:

o    Transfer assets between investment options and obtain account information.

o Change the allocation of future contributions and maturing guaranteed options.

o Hear investment performance information, including investment fund unit values and current guaranteed option interest rates. AIMS operates 24 hours a day. You may speak with our Account Executives during regular business hours about any matters covered by AIMS.

--------------------------------------------------------------------------------
BY INTERNET FOR AMOUNTS IN THE TRUST:
--------------------------------------------------------------------------------

By logging on to www.equitable.com/ada, Client Services you may, with your social security number and your assigned personal security code, use the Internet to access certain retirement account information such as:

o Investment performance, current and historical, investment fund unit values, and current guaranteed option interest rates.

o Transfer assets between investment options and obtain account balance information

o Change the allocation of future contributions and maturing guaranteed options.

--------------------------------------------------------------------------------
BY REGULAR MAIL:
--------------------------------------------------------------------------------

(correspondence): The ADA Members
                  Retirement Program
                  Box 2486 G.P.O.
                  New York, NY 10116

--------------------------------------------------------------------------------
FOR CONTRIBUTION CHECKS ONLY:
--------------------------------------------------------------------------------

The Association Members
Retirement Program
P.O. Box 1599
Newark, NJ 07101-9764

--------------------------------------------------------------------------------
FOR REGISTERED, CERTIFIED, OR OVERNIGHT DELIVERY:
--------------------------------------------------------------------------------

The ADA Members
Retirement Program
c/o Equitable Life
200 Plaza Drive, 2B-55
Secaucus, NJ 07094

--------------------------------------------------------------------------------
BY E-MAIL:
--------------------------------------------------------------------------------

We welcome your comments and questions regarding the ADA Retirement Program. If you have a comment or suggestion about the ADA Website we would appreciate hearing from you. Go to www.equitable.com/ada, Client Services and click on "Contact Us" or click on "email the ADA Members Retirement Program."

No person is authorized by The Equitable Life Assurance Society of the United States to give any information or make any representations other than those contained in this prospectus and the SAI, or in other printed or written material issued by Equitable Life. You should not rely on any other information or representation.

--------------------------------------------------------------------------------
                      STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

MAY 1, 2003


                          AMERICAN DENTAL ASSOCIATION
                           MEMBERS RETIREMENT PROGRAM
                                (STATE STREET)
--------------------------------------------------------------------------------

This Statement of Additional Information ("SAI") is not a prospectus. You should read this SAI in conjunction with Equitable Life's prospectus dated May 1, 2003 for the American Dental Association Members Retirement Program describing the EQUITY INDEX FUND AND THE LIFECYCLE FUND-CONSERVATIVE AND THE LIFECYCLE FUND-MODERATE.


A copy of the prospectus to which this SAI relates is available at no charge by writing to the ADA Members Retirement Program at Box 2486 G.P.O., New York, New York 10116 or by calling our toll-free telephone number 1-800-223-5790 in the U.S., or 1-800-223-5790-0 from France, Israel, Italy, Republic of Korea, Switzerland, United Kingdom. Definitions of special terms used in this SAI are found in the prospectus.


Certain of the cross references in this SAI are contained in the prospectus dated May 1, 2003 to which this SAI relates.


                              CONTENTS OF THIS SAI


                                                    PAGE IN SAI                                                         PAGE IN SAI
                                                    -----------                                                         -----------
The Program .........................................   SAI-2             Vesting ......................................    SAI-9
  Funding of the Program ............................   SAI-2        Additional Investment Policies and Techniques --
  Your Responsibilities as Employer .................   SAI-2          The Underlying State Street Funds ...............    SAI-10
  Procedures for Withdrawals, Distributions and                      Investment Restrictions Applicable to the Funds ...    SAI-13
     Transfers ......................................   SAI-3        How We Determine Unit Value for the Funds .........    SAI-15
     Pre-Retirement Withdrawals .....................   SAI-3        How We Value the Assets of the Funds ..............    SAI-15
     Benefit Distributions ..........................   SAI-3        How State Street Values the Assets of the
     Death Benefit ..................................   SAI-4          Underlying State Street Funds ...................    SAI-16
     Eligible Rollover Distributions and Federal                     Transactions by The Underlying State Street
       Income Tax Withholding .......................   SAI-4          Funds ...........................................    SAI-16
  Types of Benefits .................................   SAI-5        Investment Management Fee .........................    SAI-17
  Provisions of the Master Plan .....................   SAI-6        Underwriter .......................................    SAI-17
     Plan Eligibility Requirements ..................   SAI-6        Management: Equitable Life ........................    SAI-18
     Contributions to Qualified Plans ...............   SAI-7        Management: State Street ..........................    SAI-21
     Contributions to the Master Plan ...............   SAI-7        Financial Statements ..............................    SAI-23
     Allocation of Contributions ....................   SAI-9
     The Master Plan and Section 404(c) of
       ERISA ........................................   SAI-9



----------

Copyright 2003 by The Equitable Life Assurance Society of The United States, 1290 Avenue of the Americas, New York, N.Y. 10104. All rights reserved.

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THE PROGRAM



The Program consists of the Master Plan and Investment Only plans made available to members of the American Dental Association and their eligible employees. The following information regarding the Program is provided solely to provide a more complete understanding of how the investment funds available under Equitable Life's group annuity contract operate within the Program. In addition to issuing the group annuity contract under which the investment funds are available, we also provide administrative support, recordkeeping and marketing services in connection with the Program. We provide these services pursuant to an administrative services agreement between the ADA Trustees and Equitable Life. This agreement would normally terminate when the group annuity contract with Equitable Life terminates.



FUNDING OF THE PROGRAM


The Program is primarily funded through a group annuity contract issued to the ADA Trustees by Equitable Life. The contract governs the Investment Funds that are provided by Equitable Life under the Program. The ADA Trustees hold all contracts for the benefit of employers and participants in the Program.


The ADA Trustees and Equitable Life also have an administrative services agreement for administrative support, recordkeeping and marketing services provided by Equitable Life. This agreement would normally terminate when the group annuity contract with Equitable Life terminates.


YOUR RESPONSIBILITIES AS EMPLOYER


If you adopt the Master Plan, you as the employer and plan administrator will have certain responsibilities, including:

     o sending us your contributions at the proper time and in the proper format (including contribution type and fiscal year);

     o maintaining all personnel records necessary for administering your plan;

     o    determining who is eligible to receive benefits;


     o forwarding to us, and when required, signing, all the forms your employees are required to submit;


     o distributing summary plan descriptions and participant annual reports to your employees and former employees;

     o distributing our prospectuses and confirmation notices to your employees and, in some cases, former employees;

     o filing an annual information return for your plan with the Department of Labor, if required;

     o providing us the information with which to run special non-discrimination tests, if you have a 401(k) plan or your plan accepts post-tax employee or employer matching contributions;

     o determining the amount of all contributions for each participant in the plan;

     o forwarding salary deferral and post-tax employee contributions to us as soon as possible (and, in any event, no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions);

     o selecting interest rates and monitoring default procedures if you elect the loan provision in your plan; and

     o providing us with written instructions for allocating amounts in the plan's forfeiture account.


If you, as an employer, have an individually designed plan, your responsibilities will not be increased in any way by adopting the Pooled Trust for investment only. If you adopt our self-directed prototype plan,


                                     SAI-2

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you will be completely responsible for administering the plan and complying with all of the reporting and disclosure requirements applicable to qualified plans, with the assistance of the recordkeeper of your choice.

We can provide guidance and assistance in the performance of your responsibilities. If you have questions about any of your obligations, you can contact our Account Executives at 1-800-223-5790 or write to us at Box 2486 G.P.O., New York, New York 10116.

PROCEDURES FOR WITHDRAWALS, DISTRIBUTIONS AND TRANSFERS

PRE-RETIREMENT WITHDRAWALS. Under the Master Plan, self-employed persons generally may not receive a distribution prior to age 59 1/2, and employees generally may not receive a distribution prior to separation from service. However, if the Master Plan is maintained as a profit sharing plan, you may request distribution of benefits after you reach age 59 1/2 even if you are still working. If the Master Plan is maintained as a 401(k) plan and you are under age 59 1/2, you may withdraw your own 401(k) contributions only if you can demonstrate financial hardship within the meaning of applicable income tax regulations. Each withdrawal must be at least $1,000 (or, if less, your entire account balance or the amount of your hardship withdrawal under a 401(k) plan). If your employer terminates the plan, all amounts (subject to GRA restrictions) may be distributed to participants at that time (except salary deferral amounts if there is a successor plan).

You may withdraw all or part of your account balance under the Master Plan attributable to post-tax employee contributions at any time, subject to any withdrawal restrictions applicable to the Investment Options, provided that you withdraw at least $300 at a time (or, if less, your account balance attributable to post-tax employee contributions). See "Tax Information" in the prospectus.

We pay all benefit payments (including withdrawals due to plan terminations) in accordance with the rules described below in the "Benefit Distributions" discussion. We effect all other participant withdrawals as of the close of the business day we receive the properly completed form.

Under the self-directed prototype plan you may receive a distribution upon attaining normal retirement age as specified in the plan, or upon separation from service. If your employer maintains the self-directed prototype plan as a profit sharing plan, an earlier distribution of funds that have accumulated after two years is available if you incur a financial hardship, as defined in the plan.

In addition, if you are married, your spouse may have to consent in writing before you can make any type of withdrawal, except for the purchase of a Qualified Joint and Survivor Annuity. See "Spousal Consent Requirement" below.

Under an individually designed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan.

Transfers and withdrawals from the Equity Index Fund may be delayed if there is any delay in redemption of shares of the SSgA S&P 500 Index Fund. We generally do not expect any such delays.

Transfers and withdrawals from the Lifecycle Funds-Conservative and Moderate may be delayed if there is any delay in redemption of units of the Lifecycle Fund Group Trusts. We generally do not expect any such delays.

BENEFIT DISTRIBUTIONS. In order for you to begin receiving benefits under the Master Plan, your employer must send us your properly completed Election of Benefits form and, if applicable, Beneficiary Designation form. Benefit payments will be made according to the provisions of your plan.


                                     SAI-3
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Under an individually designed plan and our self-directed prototype plan, your employer must send us a Request for Disbursement Form. We will process single sum payments to your plan's trustee as of the close of business on the day we receive a properly completed form. If you wish to receive annuity payments, your plan's trustee may purchase a variable annuity contract from us. Fixed annuities are available from insurance companies selected by the Trustees. See "Types of Benefits." We will pay annuity payments directly to you and payments will commence according to the provisions of your plan.

Transfers and withdrawals from the Equity Index Fund may be delayed if there is any delay in redemption of shares of the SSgA S&P 500 Index Fund. We generally do not expect any such delays.

Transfers and withdrawals from the Lifecycle Funds-Conservative and Moderate may be delayed if there is any delay in redemption of units of the Lifecycle Fund Group Trusts. We generally do not expect any such delays.

Please note that we use the value of your vested benefits at the close of the business day payment is due to determine the amount of benefits you receive. We will not, therefore, begin processing your check until the following business day. You should expect your check to be mailed within five days after processing begins. Annuity checks can take longer. If you buy a fixed annuity, your check will come from the insurance company you selected. If you are withdrawing more than $50,000 and you would like expedited delivery at your expense, you may request it on your Election of Benefits form.

DEATH BENEFIT. If a participant in the Master Plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) parents and (c) brothers and sisters. If none of them survive, the participant's vested benefit will be paid to the participant's estate. If a participant in our prototype self-directed plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) grandchildren, (c) parents, (d) brothers and sisters and (e) nephews and nieces. If none of them survive, the participant's vested benefit will be paid to the participant's estate.

ELIGIBLE ROLLOVER DISTRIBUTIONS AND FEDERAL INCOME TAX WITHHOLDING. All "eligible rollover distributions" are subject to mandatory Federal income tax withholding of 20% unless the participant elects to have the distribution directly rolled over to a qualified plan or traditional individual retirement arrangement (IRA). An "eligible rollover distribution" is generally any distribution that is not one of a series of substantially equal periodic payments made (not less frequently than annually): (1) for the life (or life expectancy) of the plan participant or the joint lives (or joint life expectancies) of the plan participant and his or her designated beneficiary, or
(2) for a specified period of 10 years or more. In addition, the following are not subject to mandatory 20% withholding:


     o    hardship withdrawals;


     o    certain corrective distributions under Code Section 401(k) plans;

     o    loans that are treated as distributions;

     o a distribution to a beneficiary other than to a surviving spouse or a current or former spouse under a qualified domestic relations order; and

     o    required minimum distributions under Code Section 401(a)(9).

If we make a distribution to a participant's surviving spouse, or to a current or former spouse under a qualified domestic relations order, the distribution may be an eligible rollover distribution, subject to mandatory 20% withholding, unless one of the exceptions described above applies.

If a distribution is not an "eligible rollover distribution", we will withhold income tax from all taxable payments unless the recipient elects not to have income tax withheld.


                                     SAI-4
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TYPES OF BENEFITS

Under the Master Plan, and under most self-directed prototype plans, you may select one or more of the following forms of distribution once you are eligible to receive benefits. If your employer has adopted an individually designed plan or a self-directed prototype profit sharing plan that does not offer annuity benefits, not all of these distribution forms may be available to you. We suggest you ask your employer what types of benefits are available under your plan.

QUALIFIED JOINT AND SURVIVOR ANNUITY. An annuity providing equal monthly payments for your life and, after your death, for your surviving spouse's life. No payments will be made after you and your spouse die, even if you have received only one payment prior to the last death. THE LAW REQUIRES THAT IF THE VALUE OF YOUR VESTED BENEFITS EXCEEDS $5,000, YOU MUST RECEIVE A QUALIFIED JOINT AND SURVIVOR ANNUITY UNLESS YOUR SPOUSE CONSENTS IN WRITING TO A CONTRARY ELECTION. Please see "Spousal Consent Requirements" below.

LUMP SUM PAYMENT. A single payment of all or part of your vested benefits. If you take a lump sum payment of only part of your balance, it must be at least $1,000. If your vested benefit is $5,000 or less, you will receive a lump sum payment of the entire amount.


PERIODIC INSTALLMENTS. Monthly, quarterly, semi-annual or annual payments over a period of at least three years, where the initial payment on a monthly basis is at least $300. You can choose either a time-certain payout, which provides variable payments over a specified period of time, or a dollar-certain payout, which provides level payments over a variable period of time. During the installment period, your remaining account balance will be invested in whatever investment options you designate, each payment will be drawn pro rata from all the investment options you have selected. If you die before receiving all the installments, we will make the remaining payments to your beneficiary, subject to IRS minimum distribution rules and beneficiary election. Except in the case of participant accounts transferred from defined contribution plans, we do not offer installments for benefits under the individually designed plans or our self-directed prototype plan. For special conditions applying to installment payments involving the Guaranteed Rate Accounts, please refer to the prospectus and SAI for these options.


LIFE ANNUITY. An annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment prior to your death.

LIFE ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years. The longer the specified period, the smaller the monthly payments will be.

JOINT AND SURVIVOR ANNUITY. An annuity providing monthly payments for your life and that of your beneficiary. You may specify the percentage of the original annuity payment to be made to your beneficiary. Subject to legal limitations, that percentage may be 100%, 75%, 50%, or any other percentage you specify.

JOINT AND SURVIVOR ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years and the percentage of the annuity payment to be made to your beneficiary (as noted above under Joint and Survivor Annuity). The longer the specified period, the smaller your monthly payments will be.

CASH REFUND ANNUITY. An annuity providing equal monthly payments for your life with a guarantee that the sum of those payments will be at least equal to the portion of your vested benefits used to purchase the annuity. If upon your death the sum of the monthly payments to you is less than that amount, your beneficiary will receive a lump sum payment of the remaining guaranteed amount.


                                     SAI-5

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FIXED AND VARIABLE ANNUITY CHOICES

Under a Qualified Joint and Survivor Annuity or a Cash Refund Annuity, the amount of the monthly payments is fixed at retirement and remains level throughout the distribution period. Under the Life Annuity, Life Annuity--Period Certain, Joint and Survivor Annuity and Joint and Survivor Annuity--Period Certain, you may select either fixed or variable payments. All forms of variable annuity benefits under the Program will be provided by us. The payments under variable annuity options reflect the investment performance of the Growth Equity Fund. If you are interested in a variable annuity, when you are ready to select your benefit please ask our Account Executives for our variable annuity prospectus supplement.

Fixed annuities will be issued by insurance companies selected by the ADA Trustees from time to time. We do not currently offer fixed annuities under the Program. Upon your request, the companies selected by the Trustees will provide annuity benefit information. We have no further responsibility for the amount used to purchase a fixed annuity once it has been sent to the insurance company you select. The cost of a fixed annuity is determined by each issuing insurance company. Your Account Executive has more details regarding the insurance companies currently providing annuity benefits under the Program.

SPOUSAL CONSENT REQUIREMENTS


Under the Master Plan, you may designate a non-spouse beneficiary any time after the earlier of: (1) the first day of the plan year in which you attain age 35, or (2) the date on which you separate from service with your employer. If you designate a beneficiary other than your spouse prior to your reaching age 35, your spouse must consent to the designation and, upon your reaching age 35, must again give his or her consent or the designation will lapse. In order for you to make a withdrawal, elect a form of benefit other than a Qualified Joint and Survivor Annuity or designate a non-spouse beneficiary, your spouse must consent to your election in writing within the 90 day period before your annuity starting date. To consent, your spouse must sign on the appropriate line on your election of benefits or beneficiary designation form. Your spouse's signature must be witnessed by a notary public or plan representative.



If you change your mind, you may revoke your election and elect a Qualified Joint Survivor Annuity or designate your spouse as beneficiary, simply by filing the appropriate form. Your spouse's consent is not required for this revocation.

It is also possible for your spouse to sign a blanket consent form. By signing this form, your spouse consents not just to a specific beneficiary or, with respect to the waiver of the Qualified Joint and Survivor Annuity, the form of distribution, but gives you the right to name any beneficiary, or if applicable, form of distribution you want. Once you file such a form, you may change your election whenever you want, even without spousal consent. No spousal consent to a withdrawal or benefit in a form other than a Qualified Joint and Survivor Annuity is required under certain self-directed prototype profit sharing plans that do not offer life annuity benefits.

PROVISIONS OF THE MASTER PLAN

PLAN ELIGIBILITY REQUIREMENTS. Under the Master Plan, the employer specifies the eligibility requirements for its plan in the Adoption Agreement. The employer may exclude any employee who has not attained a specified age (not to exceed 21) and completed a specified number of years (not to exceed two) in each of which he completed 1,000 hours of service. No more than one year of eligible service may be required for a 401(k) arrangement.


The employer may also exclude salaried dentists (those with no ownership interest in the practice), employees of related employers, leased employees and certain other types of employees at the employer's election, provided such exclusion does not cause the plan to discriminate in favor of "highly compensated" employees (defined below).



                                     SAI-6

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CONTRIBUTIONS TO QUALIFIED PLANS. We outline below the current Federal income tax rules relating to contributions under qualified retirement plans. This outline assumes that you are not a participant in any other qualified retirement plan.

The employer deducts contributions to the plan in the year it makes them. As a general rule, an employer must make contributions for any year by the due date (including extensions) for filing its Federal income tax return for that year. However, Department of Labor ("DOL") rules generally require that the employer contribute participants' salary deferral (or post-tax employee contribution) amounts under a 401(k) plan as soon as possible after the payroll period applicable to a deferral. In any event, the employer must make these contributions no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions.

If the employer contributes more to the plan than it may deduct under the rules we describe below, the employer (a) may be liable for a 10% penalty tax on that nondeductible amount and (b) may risk disqualifying the plan.

CONTRIBUTIONS TO THE MASTER PLAN. The employer makes annual contributions to its plan based on the plan's provisions.


An employer that adopts the Master Plan as a profit sharing plan makes discretionary contributions as it determines annually. The aggregate employer contribution to the plan may not exceed 25% of all participants' compensation for the plan year. For plan purposes, compensation for self-employed persons does not include deductible plan contributions on behalf of the self-employed person.


A 401(k) arrangement is available as part of the profit sharing plan. Employees may make pre-tax contributions to a plan under a 401(k) arrangement. The maximum amount that highly compensated employees may contribute depends on (a) the amount that non-highly compensated employees contribute and (b) the amount the employer designates as a nonforfeitable 401(k) contribution. Different rules apply to a SIMPLE 401(k) or safe harbor 401(k).


For 2003, a "highly compensated" employee, for this purpose, is (a) an owner of more than 5% of the practice, or (b) anyone with earnings of more than $90,000 from the practice in 2002. For (b), the employer may elect to include only employees in the highest paid 20%. In any event, the maximum amount each employee may defer is limited to $12,000 for 2003 (which amount shall increase by $1,000 each year up to 2006), reduced by that employee's salary reduction contributions to simplified employee pension plans established before 1997 (SARSEPs), SIMPLE plans, employee contributions to tax deferred Section 403(b) arrangements, and contributions deductible by the employee under a trust described under Section 501(c)(18) of the Internal Revenue Code. The maximum amount a participant may defer in a SIMPLE 401(k) plan for 2003 is $8,000.

Effective January 1, 2003, an additional "catch-up" elective deferral of up to $2,000 can be made by any employees who are at least age 50 at any time during 2003. (Catch up elective deferral amount increases $1,000 per year through 2006.)


Matching contributions to a 401(k) plan on behalf of a self-employed individual are no longer treated as elective deferrals, and are the same as matching contributions for other employees.

Employers may adopt a safe harbor 401(k) arrangement. Under this arrangement, an employer agrees to offer a matching contribution equal to (a) 100% of salary deferral contributions up to 3% of compensation and (b) 50% of salary deferral contributions that exceed 3% but are less than 5% of compensation or a 3% non-elective contribution to all eligible employees. These contributions must be non-forfeitable. If the employer makes these contributions and meets the notice requirements for safe harbor 401(k) plans, the plan is not subject to non-discrimination testing on salary deferral and matching or non-elective contributions.


                                     SAI-7

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If the employer adopts the Master Plan as a defined contribution pension plan, its contribution is equal to the percentage of each participant's compensation that the Adoption Agreement specifies.


Under any type of plan, an employer must disregard compensation in excess of $200,000 in 2003 in making contributions. This amount will be adjusted for cost-of-living changes in future years in $5,000 increments rounded to the next lowest multiple of $5,000. An employer may integrate contributions with Social Security. This means that contributions, for each participant's compensation, that exceed the integration level may be greater than contributions for compensation below the integration level. The Federal tax law imposes limits on this excess. Your Account Executive can help you determine the legally permissible contribution.

Except in the case of certain non-top heavy plans, contributions for non-key employees must be at least 3% of compensation (or, under the profit sharing plan, the percentage the employer contributes for key employees, if less than 3%). In 2003, "key employee" means (a) an officer of the practice with earnings of more than $130,000 or (b) an owner of more than 5% of the practice, or (c) an owner of more than 1% of the practice with earnings of more than $150,000. For purposes of (a), no more than 50 employees (or, if less, the greater of three or 10% of the employees) shall be treated as officers.


Certain plans may also permit participants to make post-tax contributions. We will maintain a separate account to reflect each participant's post-tax contributions and the earnings (or losses) on those contributions. Post-tax contributions are subject to complex rules under which the maximum amount that a highly compensated employee may contribute depends on the amount that non-highly compensated employees contribute. BEFORE PERMITTING ANY HIGHLY-COMPENSATED EMPLOYEE TO MAKE POST-TAX CONTRIBUTIONS, THE EMPLOYER SHOULD VERIFY THAT IT HAS PASSED ALL NON-DISCRIMINATION TESTS. If an employer employs only "highly compensated" employees (as defined above), the plan will not accept post-tax contributions. In addition, the employer may make matching contributions to certain plans, i.e., contributions based on the amount of post-tax or pre-tax 401(k) contributions that plan participants make. Special non-discrimination rules apply to matching contributions. These rules may limit the amount of matching contributions that an employer may make for highly compensated employees. These non-discrimination rules for matching contributions do not apply to SIMPLE and safe harbor 401(k) plans.

Contributions (including forfeiture amounts) for each participant may not exceed the lesser of (a) $40,000 and (b) 100% of the participant's earnings (excluding, in the case of self-employed persons, all deductible plan contributions). The participant's post-tax contributions count toward this limitation.


Each participant's account balance equals the sum of the amounts accumulated in each investment option. We will maintain separate records of each participant's interest in each of the investment options attributable to employer contributions, 401(k) non-elective contributions, 401(k) elective contributions, post-tax employee contributions, SIMPLE employer, safe harbor non-elective, safe harbor matching and employer matching contributions. We will also account separately for any amounts rolled over or transferred from an IRA or eligible employer plan. Our records will also reflect each participant's percentage of vesting (see below) in his account balance attributable to employer contributions and employer matching contributions.


The participant will receive an individual confirmation of each transaction (including the deduction of record maintenance and report fees). The participant will also receive an annual statement showing the participant's account balance in each investment option attributable to each type of contribution. Based on information that you supply, we will run the required special non-discrimination tests (Actual Deferral Percentage and Actual Contribution Percentage) applicable to (a) 401(k) plans (other than SIMPLE 401(k) and safe harbor 401(k)) and (b) plans that accept post-tax employee contributions or employer matching contributions.

Non-discrimination tests do not apply to SIMPLE 401(k) plans, if the employer makes (a) a matching contribution equal to 100% of the amount each participant deferred, up to 3% of compensation, or (b) a 2% non-elective contribution to all eligible employees. The employer must also follow the notification and filing requirements outlined in the Master Plan to avoid non-discrimination tests.


                                     SAI-8

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Under a SIMPLE 401(k) the employer must offer all eligible employees the opportunity to defer part of their salary into the plan and make either a matching or non-elective contribution. The matching contribution must be 100% of the salary deferral amount up to 3% of compensation. The non-elective contribution is 2% of compensation, which the employer must make for all eligible employees, even those not deferring. The matching or non-elective contribution must be non-forfeitable. The employer must notify employees which contribution the employer will make 60 days before the beginning of the year.

Elective deferrals to a 401(k) plan are subject to applicable FICA (social security), Medicare and FUTA (unemployment) taxes. They may also be subject to state income tax.


ALLOCATION OF CONTRIBUTIONS. You, as employer or participant, may allocate contributions among any number of the investment options. You may change allocation instructions at any time, and as often as needed, by calling our Automated Investment Management System ("AIMS") or accessing the Website on the Internet. New instructions become effective on the business day we receive them. Employer contributions may be allocated in different percentages than employee contributions. The allocation percentages elected for employer contributions automatically apply to any 401(k) qualified non-elective contributions, qualified matching contributions, employer matching contributions, SIMPLE employer, safe harbor non-elective, safe harbor matching contributions and rollover contributions. Your allocation percentages for employee contributions automatically apply to any post-tax employee contributions and 401(k) salary deferral contributions. IF WE HAVE NOT RECEIVED VALID INSTRUCTIONS, WE WILL ALLOCATE CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT. You may, of course, transfer to another investment option at any time.


THE MASTER PLAN AND SECTION 404(c) OF ERISA. The Master Plan is a participant directed individual account plan designed to comply with the requirements of
Section 404(c) of ERISA. Section 404(c) of ERISA, and the related Department of Labor (DOL) regulation, provide that if a participant or beneficiary exercises control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct and necessary result of the participant's or beneficiary's exercise of control. This means that if the employer plan complies with Section 404(c), participants can make and are responsible for the results of their own investment decisions.

Section 404(c) plans must, among other things, (a) make a broad range of investment choices available to participants and beneficiaries and (b) provide them with adequate information to make informed investment decisions. The Investment Options and documentation available under the ADA Program provide the broad range of investment choices and information needed in order to meet the requirements of Section 404(c). However, while our suggested summary plan descriptions, annual reports, prospectuses, and confirmation notices provide the required investment information, the employer is responsible for distributing this information in a timely manner to participants and beneficiaries. You should read this information carefully before making your investment decisions.

VESTING. Vesting refers to the participant's rights with respect to that portion of a participant's Account Balance attributable to employer contributions under the Master Plan. If a participant is "vested," the amount or benefit in which the participant is vested belongs to the participant, and may not be forfeited. The participant's Account Balance attributable to (a) 401(k) contributions (including salary deferral, qualified non-elective and qualified matching contributions), (b) post-tax employee contributions and (c) rollover contributions always belong to the participant, and is nonforfeitable at all times.

A participant becomes fully vested in all benefits if still employed at death, disability, attainment of normal retirement age or upon termination of the plan. If the participant terminates employment before that time, any benefits that have not yet vested under the plan's vesting schedule are forfeited. The normal retirement age is 65 under the Master Plan unless the employer elects a lower age on its Adoption Agreement.

Benefits must vest in accordance with any of the schedules below or one at least as favorable to participants;


                                     SAI-9

--------------------------------------------------------------------------------


              SCHEDULE A     SCHEDULE B     SCHEDULE C     SCHEDULE E

 YEARS OF       VESTED         VESTED         VESTED         VESTED
  SERVICE     PERCENTAGE     PERCENTAGE     PERCENTAGE     PERCENTAGE
----------   ------------   ------------   ------------   ------------
     1             0%             0%             0%       100%
     2           100             20              0        100
     3           100             40            100        100
     4           100             60            100        100
     5           100             80            100        100
     6           100            100            100        100


If the plan requires more than one year of service for participation in the plan, the plan must use Schedule E.

Provided the employer plan is not "top-heavy," within the meaning of Section 416 of the Code, and provided that the plan does not require more than one year of service for participation, an employer may, in accordance with provisions of the American Dental Association Members Retirement Plan, instead elect one of the following vesting schedules or one at least as favorable to participants, further provided, however the following schedule is not available for matching contributions made in plan years beginning after 2002:



                   SCHEDULE F     SCHEDULE G

    YEARS OF         VESTED         VESTED
    SERVICE        PERCENTAGE     PERCENTAGE
---------------   ------------   -----------
  less than 3           0%             0%
       3               20              0
       4               40              0
       5               60            100
       6               80            100
       7              100            100

All contributions to a SIMPLE 401(k) plan are 100% vested and not subject to the vesting schedule above. This rule, however, does not apply to employer and matching contributions made to a plan before the plan is amended to become a SIMPLE 401(k) plan. Non-elective and matching contributions required under a safe harbor 401(k) arrangement are 100% vested and not subject to the vesting schedule above.

Matching contributions are required to vest at least as quickly as under a 3-year cliff or a 6-year "graded vesting" schedule. The 6-year schedule requires 20% vesting after 2 years of service increasing 20% per year thereafter.

ADDITIONAL INVESTMENT POLICIES AND TECHNIQUES -- THE UNDERLYING STATE STREET
FUNDS

The following discussion supplements the discussion of the investment policies and techniques of the Underlying State Street Funds for the Lifecycle Fund Group Trusts included under the section entitled "Program investment options" in the prospectus. Also discussed hereunder are the investment restrictions applicable to investments made by such Underlying State Street Funds. As a general matter, you should note that the S&P 500 Flagship Fund, the Russell 2000 Index Securities Lending Fund, and the Daily EAFE Fund are index funds and, therefore, not "actively" managed like other collective investment funds. Each of these Underlying State Street Funds utilizes a "passive" investment approach, attempting to duplicate the investment performance of its benchmark index through automated statistical analytic procedures. See the section of the prospectus entitled Investment Options-Risks and Investment Techniques for further discussion of this method of management. Therefore, some of the policies and investment techniques discussed below may not be engaged in to the same extent as if the Underlying State Street Funds were actively managed.


                                     SAI-10

--------------------------------------------------------------------------------

U.S. GOVERNMENT SECURITIES. The Underlying State Street Funds may invest in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, which include U.S. Treasury securities that differ in their interest rates, maturities and times of issuance. Treasury Bills have initial maturities of one year or less; Treasury Notes have initial maturities of one to ten years; and Treasury Bonds generally have initial maturities of greater than ten years. Obligations issued or guaranteed by U.S. Government agencies and instrumentalities are supported in one of the following ways: (a) by the full faith and credit of the U.S. Treasury; (b) by the right of the issuer to borrow from the Treasury; (c) by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; or (d) only by the credit of the agency or instrumentality. These securities bear fixed, floating or variable rates of interest. Principal and interest may fluctuate based on generally recognized reference rates or the relationship of rates. While the U.S. Government provides financial support to such U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so, since it is not so obligated by law.

FOREIGN GOVERNMENT OBLIGATIONS; SECURITIES OF SUPRANATIONAL ENTITIES. Certain of the Underlying State Street Funds may invest in obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities, if State Street determines that the obligations are of comparable quality to the other obligations in which such Underlying State Street Fund may invest. Such securities also include debt obligations of supranational entities. Supranational entities include international organizations designated or supported by governmental entities to promote economic reconstruction or development and international banking institutions and related government agencies. The percentage of such Underlying State Street Fund's assets invested in securities issued by foreign governments will vary depending on the relative yields of such securities, the economic and financial markets of the countries in which the investments are made and the interest rate climate of such countries.

BANK OBLIGATIONS. The Underlying State Street Funds may invest in bank obligations, including certificates of deposit, time deposits, bankers' acceptances and other short-term obligations of domestic banks, foreign subsidiaries of domestic banks, foreign branches of domestic banks, and domestic and foreign branches of foreign banks, domestic savings and loan associations and other banking institutions. With respect to such securities issued by foreign branches of domestic banks, foreign subsidiaries of domestic banks, and domestic and foreign branches of foreign banks, such Underlying State Street Fund may be subject to additional investment risks that are different in some respects from those incurred by a fund which invests only in debt obligations of U.S. domestic issuers. These risks include possible future political and economic developments, the possible imposition of foreign withholding taxes on interest income payable on the securities, the possible establishment of exchange controls or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on these securities and the possible seizure or nationalization of foreign deposits.

Certificates of deposit are negotiable certificates evidencing the obligation of a bank to repay funds deposited with it for a specified period of time.

Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time at a stated interest rate. Time deposits which may be held by such Underlying State Street Fund will not benefit from insurance administered by the Federal Deposit Insurance Corporation.

Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and the drawer to pay the face amount of the instrument upon maturity. The other short-term obligations may include uninsured, direct obligations, bearing fixed, floating or variable interest rates.

COMMERCIAL PAPER AND OTHER SHORT-TERM CORPORATE OBLIGATIONS. The Underlying State Street Funds may invest in commercial paper. Commercial paper is short-term, unsecured promissory notes issued to finance short-term credit needs. Any commercial paper in which such Underlying State Street Fund invests will consist only of direct obligations which, at the time of their purchase, are (a) rated not lower


                                     SAI-11

--------------------------------------------------------------------------------

than Prime-1 by Moody's Investor Service ("Moody's"), A-1 by S&P, or any equivalent rating by any other nationally recognized statistical rating organization, (b) issued by companies having an outstanding unsecured debt issue currently rated not lower than Aa3 by Moody's or AA-by S&P, or any equivalent rating by any other nationally recognized statistical rating organization, or (c) if unrated, determined by State Street to be of comparable quality to those rated obligations which may be purchased by such Underlying State Street Fund.

REPURCHASE AGREEMENTS. The Underlying State Street Funds may enter into repurchase agreements. Repurchase agreements involve the acquisition of an underlying debt instrument, subject to an obligation of the seller to repurchase, and to resell, the instrument at a fixed price usually not more than one week after its purchase. An Underlying State Street Fund may incur certain costs in connection with the sale of the securities if the seller does not repurchase them in accordance with the repurchase agreement. In addition, if bankruptcy proceedings are commenced with respect to the seller of the securities, realization on the securities by an Underlying State Street Fund may be delayed or limited. Each Underlying State Street Fund will consider on an ongoing basis the creditworthiness of the institutions with which it enters into repurchase agreements.

FLOATING AND VARIABLE RATE OBLIGATIONS. An Underlying State Street Fund may purchase floating and variable rate demand notes and bonds, which are obligations ordinarily having stated maturities in excess of 13 months. Generally, the lender may demand repayment, and the borrower has a right to repay the loan prior to maturity. The interest rate generally fluctuates based on a published rate such as a bank's prime rate. Because these obligations are direct lending arrangements between the lender and borrower, the Underlying State Street Funds do not contemplate that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value. Accordingly, where the obligations are not secured by letters of credit or other credit support arrangements, the Underlying State Street Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand.

AMERICAN, EUROPEAN AND CONTINENTAL DEPOSITARY RECEIPTS. An Underlying State Street Fund may invest in the securities of foreign issuers in the form of American Depositary Receipts ("ADRs") and European Depositary Receipts ("EDRs"). These securities may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. EDRs, which are sometimes referred to as Continental Depositary Receipts ("CDRs"), are receipts issued in Europe typically by non-United States banks and trust companies that evidence ownership of either foreign or domestic securities.

FUTURES CONTRACTS. To the extent permitted by applicable regulations, an Underlying State Street Fund is permitted to use financial futures as a substitute for a comparable market position in the underlying securities.

An Underlying State Street Fund may trade futures contracts in U.S. domestic markets or, to the extent permitted under applicable law, on exchanges located outside the United States.

A stock index future obligates the seller to deliver (and the purchaser to take), effectively, an amount of cash equal to the difference between the value of a specific stock index at the close of the last trading day of the contract and the price at which the agreement is made. With respect to stock indexes that are permitted investments, each Underlying State Street Fund intends to purchase and sell futures contracts on the stock index for which it can obtain the best price, with consideration also given to liquidity.

Initially, when purchasing or selling futures contracts, an Underlying State Street Fund will be required to deposit with its custodian in the broker's name an amount of cash or cash equivalents up to approximately 10% of the contract amount, which is returned to the Fund upon termination. This amount is subject to change. Subsequent payments to and from the broker will be made daily as the price of the index or securities underlying the futures contract fluctuates.


                                     SAI-12

--------------------------------------------------------------------------------

Although an Underlying State Street Fund intends to purchase or sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for any particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the relevant Underlying State Street Fund to substantial losses.

INTEREST RATE AND EQUITY INDEX SWAPS. An Underlying State Street Fund may enter into interest rate and index swaps. Interest-rate swaps are contracts in which one party agrees to pay interest at a floating rate for a specified period of time, while the counterparty agrees to pay interest at a fixed rate for the same period. Index swaps involve the exchange by an Underlying State Street Fund with another party of cash flows based upon the performance of an index or a portion of an index of securities which usually include dividends.

Each Underlying State Street Fund will enter into swap transactions only if:
(i) for transactions with maturities under one year, the counterparty has outstanding short-term paper rated at least A-1 by S&P, Prime-1 by Moody's, or any equivalent rating by any other nationally recognized statistical rating organization, or (ii) for transactions with maturities greater than one year, the counterparty has outstanding debt securities rated at least Aa by Moody's or AA by S&P, or any equivalent rating by any other nationally recognized statistical rating organization, or (iii) if unrated, State Street deems the counterparty's creditworthiness to be of equivalent quality.


There is no limit on the amount of swap transactions that an Underlying State Street Fund may enter into. The risk of loss with respect to swaps is generally limited to the net amount of payments that the Underlying State Street Fund is contractually obligated to make. If the other party to a swap defaults, the Underlying State Street Fund's risk of loss consists of the net amount of payments that the Underlying State Street Fund contractually is entitled to receive.


FOREIGN CURRENCY TRANSACTIONS. An Underlying State Street Fund may engage in currency exchange transactions either on a spot (i.e., cash) basis at the rate prevailing in the currency exchange market, or through entering into forward contracts to purchase or sell currencies. A forward currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which must be more than two days from the date of the contract, at a price set at the time of the contract. These contracts are entered into in the interbank market conducted directly between currency traders (typically commercial banks or other financial institutions) and their customers.


LENDING PORTFOLIO SECURITIES. An Underlying State Street Fund may lend securities to brokers, dealers and other financial institutions. The Underlying State Street Fund will receive collateral of at least 100% cash, letters of credit or U.S. government securities. The Underlying State Street Fund can increase its income through the investment of the collateral as well as the interest receivable on the loan. An Underlying State Street Fund might experience a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement.


RATINGS. The ratings of Moody's, S&P, or any other nationally recognized statistical rating organizations represent their opinions as to the quality of the obligations which they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of such obligations. Each Underlying State Street Fund will rely on State Street's judgment, analysis and experience in evaluating the creditworthiness of an issuer.

INVESTMENT RESTRICTIONS APPLICABLE TO THE FUNDS

EQUITY INDEX FUND. The Equity Index Fund will operate as discussed under Investment Options--Equity Index Fund in the prospectus, and will be subject to the investment policies and limitations described


                                     SAI-13

--------------------------------------------------------------------------------

there. The prospectus for the SSgA S&P 500 Index Fund describes the investment objective, policies and limitations applicable to the SSgA S&P 500 Index Fund. A free copy of the SSgA S&P 500 Index Fund prospectus may be obtained by calling an Equitable Life Account Executive.

LIFECYCLE FUNDS. The Lifecycle Funds will operate as discussed under Investment Options-Lifecycle Funds-The Lifecycle Fund Group Trusts-Conservative and Moderate in the prospectus, and will be subject to the investment policies and limitations described therein.

LIFECYCLE FUND GROUP TRUSTS. The Lifecycle Fund Group Trusts will operate as discussed in Investment Options-The Lifecycle Fund Group Trusts-Conservative and Moderate in the prospectus, and will be subject to the investment policies and limitations described therein.

UNDERLYING STATE STREET FUNDS: COMMON INVESTMENT RESTRICTIONS. In addition to the limitations discussed above under Additional Investment Policies and Techniques and in the prospectus under Investment Options, each Underlying State Street Fund will not:

     (1) Invest in securities for the purpose of obtaining control of management.

     (2) Engage in business of underwriting securities issued by others, except that an Underlying State Street Fund will not be deemed to be an underwriter or to be engaged in underwriting by virtue of having purchased securities subject to legal or contractual restrictions on disposition.

     (3) Make short sales of securities or purchase any securities on margin, except for such short-term credits as are necessary for the clearance of transactions. An Underlying State Street Fund may make initial margin deposits and variation margin payments in connection with transactions in futures contracts or related options.

     (4) Purchase or sell real estate or real estate mortgage loans, except that an Underlying State Street Fund may invest in securities secured by real estate or interests in real estate, or securities issued by companies which invest in real estate or interests in real estate.

     (5) Pledge, mortgage or hypothecate its assets, except to the extent necessary to (a) secure any permitted borrowings, (b) engage in transactions that involve the purchase of securities on a when-issued or forward commitment basis, (c) deposit assets in escrow in connection with writing covered put and call options, and (d) deposit assets as initial or variation margin or collateral in connection with transactions in options, forward contracts, futures contracts (including those relating to indices), and options on futures contracts or indices.

     (6) Invest 25% or more of the value of its total assets in securities of companies primarily engaged in any one industry (other than the U.S. Government, its agencies and instrumentalities), except to the extent necessary to comply with the industry weightings of a particular index in accordance with such Underlying State Street Fund's investment objective and policies. For purposes of this restriction, the concentration limit may be exceeded as a result of changes in the market value of portfolio securities in which an Underlying State Street Fund invests. This limit, however, may not be exceeded as a result of investments made by an Underlying State Street Fund.

     (7) Purchase or sell commodities or commodity futures contracts, except that an Underlying State Street Fund may enter into futures contracts to the extent provided in such Underlying State Street Fund's Declaration of Trust and as discussed under Additional Investment Policies and Techniques above and under Investment Options in the prospectus.

While State Street or SSgA Funds Management, Inc. are not required to observe the foregoing restrictions (except where otherwise required by law or governmental regulation), it currently does not intend to change any of these restrictions.


                                     SAI-14

--------------------------------------------------------------------------------

HOW WE DETERMINE UNIT VALUE FOR THE FUNDS

We determine the Unit Value for the Equity Index Fund and each of the Lifecycle Funds at the end of each business day. The Unit Value for each of these Funds is calculated by first determining a gross unit value, which reflects only investment performance, and then adjusting it for Fund expenses to obtain the Fund Unit Value. We determine the gross unit value by multiplying the gross unit value for the preceding business day by the net investment factor for that subsequent business day. We calculate the net investment factor as follows:

     o First, we take the value of the Fund's assets at the close of business on the preceding business day.

     o Next, we add the investment income and capital gains, realized and unrealized, that are credited to the assets of the Fund during the business day for which we are calculating the net investment factor.

     o Then we subtract the capital losses, realized and unrealized, charged to the Fund during that business day.

     o Finally, we divide this amount by the value of the Fund's assets at the close of the preceding business day.

The Fund Unit Value is calculated on every business day by multiplying the Fund Unit Value for the last business day of the previous month by the net change factor for that business day. The net change factor for each business day is equal to (a) minus (b) where:

(a) is the gross unit value for that business day divided by the gross unit value for the last business day of the previous month; and

(b) is the charge to the Fund for that month for the daily accrual of fees and other expenses times the number of days since the end of the preceding month.

HOW WE VALUE THE ASSETS OF THE FUNDS

The Equity Index Fund will invest all of its assets in the SSgA S&P 500 Index Fund. The Equity Index Fund's investments in the SSgA S&P 500 Index Fund will be valued at the underlying mutual fund's net asset value per share. The asset value of the Equity Index Fund is computed on a daily basis by reference to the SSgA S&P 500 Index Fund. See the prospectus of the SSgA S&P 500 Index Fund for information on valuation methodology.

The Lifecycle Funds-Conservative and Moderate will invest all of their assets in the Lifecycle Fund Group Trusts-Conservative and Moderate, respectively. The Lifecycle Trusts, in turn, will invest all of their assets in the Underlying State Street Funds. The investments made by each of the Lifecycle Funds in units of the corresponding Lifecycle Fund Group Trust will be valued at the net asset value of the units of such Lifecycle Fund Group Trust.


The units of each of the Lifecycle Fund Group Trusts will be valued each business day as of the close of the regular trading session of the New York Stock Exchange (currently 4 p.m. Eastern time). A business day is any business day on which the New York Stock Exchange is open for business. The net asset value of each unit is computed by dividing the current value of the assets of each Lifecycle Fund Group Trust, less its liabilities, by the number of units outstanding and rounding to the nearest tenth of a cent.


Investments made by each Lifecycle Fund Group Trust in the Underlying State Street Funds will be valued at the Underlying State Street Fund's net asset value per unit. The units of each Underlying State Street Fund are valued each business day in a manner that is similar to the method used for valuing units of the Lifecycle Fund Group Trusts daily.


                                     SAI-15

--------------------------------------------------------------------------------

The method of valuing the assets of each Underlying State Street Fund is discussed below.

HOW STATE STREET VALUES THE ASSETS OF THE UNDERLYING STATE STREET FUNDS

State Street values the assets of each Underlying State Street Fund, other than the STIF Fund, in the following manner on a daily basis:


     o STOCKS listed on a national securities exchange are valued at the last sale price. Stocks listed on the NASDAQ national market system are valued at the normalized price, which is the last traded price if it falls within the concurrent Best Bid and Offer. If it does not fall within this range, it will be the Bid (if higher) or Ask (if lower). If on a particular day there is no sale, such securities are valued at the latest available bid price reported on a composite tape. Other unlisted securities reported on the NASDAQ system are valued at inside (highest) quoted bid prices.


     o FOREIGN SECURITIES not traded directly, or in ADR form, in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into dollars at current exchange rates.

     o UNITED STATES TREASURY SECURITIES and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

     o LONG-TERM PUBLICLY TRADED CORPORATE BONDS (i.e., maturing in more than one year) are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where it is deemed appropriate to do so, an over-the-counter or exchange quotation may be used.

     o CONVERTIBLE PREFERRED STOCKS listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

     o CONVERTIBLE BONDS and UNLISTED CONVERTIBLE PREFERRED STOCKS are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

     o SHORT-TERM DEBT SECURITIES that mature in more than 60 days are valued at representative quoted prices. Short-term debt securities that mature in 60 days or less are valued at amortized cost, which approximates market value.

State Street determines in good faith the fair values of securities and other assets that do not have a readily available market price in accordance with accepted accounting practices and applicable laws and regulations.

Assets of the STIF Fund are valued at amortized cost on a daily basis. Under this method of valuation, securities purchased by the STIF Fund, such as bonds, notes, commercial paper, certificates of deposit, or other evidences of indebtedness, are recorded at original cost and adjusted daily for premium amortization or discount accretion. Use of the amortized cost method results in a value of portfolio securities that approximates the value computed by use of mark-to-market method (i.e., use of market values). Values computed under both methods approach each other the closer a debt obligation comes to maturity. In this regard, the STIF Fund will not hold debt obligations that have a remaining maturity of more than thirteen months. See discussion under Investment Options in the prospectus.

TRANSACTIONS BY THE UNDERLYING STATE STREET FUNDS

This section discusses the procedures followed by the Underlying State Street Funds, with respect to the buying and selling of portfolio securities for these Funds. In connections with such transactions, the Underlying State Street Funds pay brokerage commissions, transfer taxes, and other fees.


                                     SAI-16

--------------------------------------------------------------------------------

Decisions to buy or sell securities for the Underlying State Street Funds are made by State Street in accordance with the investment policies and restrictions of each Underlying State Street Fund. Such decisions are made independently of the decisions made for other entities managed by State Street. There may be occasions, however, when the same investment decision is made for more than one account advised or managed by State Street. In such cases, State Street will allocate such purchases or sales among the affected accounts in as equitable a manner as it deems possible. The principal factors State Street will take into account in making this determination are the relative investment objectives of the affected client accounts, the relative sizes of the same or comparable securities held by or on behalf of such accounts, and the availability at the time of funds in each client account to make the investment.

Portfolio securities held by one State Street client also may be held by one or more of its other clients. When two or more of State Street's clients are engaged in the simultaneous purchase or sale of securities, State Street allocates the amount of each transaction in accordance with the formulae deemed to be equitable as to each client. There may be circumstances, however, when purchases or sales of portfolio securities for one or more of State Street's clients will have an adverse effect on other clients.

In placing portfolio transactions for an Underlying State Street Fund, State Street will seek the best price and most favorable execution available to such Fund. In this regard, State Street will take into account all factors which it considers relevant to making this decision, including the extent of any provision of any brokerage and research services to such Fund within the meaning of Section 28(e) of the Securities Exchange Act of 1934 ("1934 Act"), viewed in terms of either that particular transaction or the broker's or dealer's overall responsibilities to the Underlying State Street Fund.

State Street periodically will review the brokerage commissions paid by an Underlying State Street Fund to determine whether the commissions paid over a particular period of time were reasonable in relation to the benefits provided to such Fund. It is possible that certain of the services received from a broker or dealer in connection with the execution of transactions will primarily benefit one or more other accounts for which State Street exercises discretion, or an Underlying State Street Fund other than that for which the transaction was executed. Conversely, any given Underlying State Street Fund may be the primary beneficiary of the service received as a result of portfolio transactions effected for such other accounts or Underlying State Street Funds. The investment management fees paid to State Street are not reduced by reason of receipt of such brokerage and research services.

INVESTMENT MANAGEMENT FEE


SSgA Funds Management, Inc. is the investment adviser to the SSgA S&P 500 Index Fund, the underlying mutual fund in which the Equity Index Fund invests. No investment management fee was paid to SSgA Funds Management, Inc. in 2002 for its management of the SSgA S&P 500 Index Fund. However, all of the assets of the SSgA S&P 500 Index Fund are invested through a master/feeder arrangement into the State Street Equity 500 Index Portfolio. SSgA Funds Management, Inc. and its affiliates are paid a total fee of 0.045% for advisory, custody, transfer agency and administration services provided to the State Street Equity 500 Index Portfolio.


UNDERWRITER

AXA Advisors, LLC ("AXA Advisors"), the successor to EQ Financial Consultants, Inc. and an affiliate of Equitable Life, may be deemed to be the principal underwriter of separate account units under the group annuity contract. AXA Advisors is registered with the SEC as a broker-dealer under the 1934 Act and is a member of the National Association of Securities Dealers, Inc. AXA Advisors' principal business address is 1290 Avenue of the Americas, New York, NY 10104. The offering of the units under the contract is continuous. No underwriting commissions have been paid during any of the last three fiscal years with respect to units of interest under the contract. See "Charges and expenses" in the prospectus.

No person currently serves as underwriter for the Lifecycle Fund Group Trusts or the Underlying State Street Funds.


                                     SAI-17

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MANAGEMENT: EQUITABLE LIFE

     We are managed by a Board of Directors which is elected by our shareholder(s). Our directors and certain of our executive officers and their principal occupations are as follows. Unless otherwise indicated, the following persons have been involved in the management of Equitable and/or its affiliates in various executive positions during the last five years.



DIRECTOR'S NAME          AGE  PRINCIPAL OCCUPATION
---------------          ---  --------------------
Francoise Colloc'h      59    Member of the AXA Management Board and Group Executive Vice
                              President of AXA.
Henri de Castries       48    Chairman of the Board, AXA Financial, Inc.; Chairman of the
                              Management Board of AXA.
Claus-Michael Dill      49    Chairman of the Management Board of AXA Konzern AG; prior
                              thereto, member of the Holding Management Board of
                              Gerling-Konzern in Cologne.
Joseph L. Dionne        69    Retired Chairman and Chief Executive Officer, The McGraw-Hill
                              Companies.
Denis Duverne           49    Executive Vice President, AXA; member, AXA Executive
                              Committee; Member, AXA Management Board.
Jean-Rene Fourtou       63    Chairman and Chief Executive Officer, Vivendi Universal and Vice
                              Chairman of the Supervisory Board, Aventis; prior thereto, Chairman and Chief Executive Officer, Rhone-Poulenc, S.A.
Donald J. Greene        69    Of Counsel, LeBoeuf, Lamb, Greene & MacRae; prior thereto,
                              Partner of the firm.
Mary (Nina) Henderson   52    Retired Corporate Vice President, Core Business Development of
                              Bestfoods (formerly CPC International, Inc.); prior thereto, Vice
                              President and President, Bestfoods Grocery.
W. Edwin Jarmain        64    President, Jarmain Group Inc.
Peter J. Tobin          59    Dean, Peter J. Tobin College of Business, St. John's University; prior thereto, Chief Financial Officer, Chase Manhattan Corp.
Bruce W. Calvert        56    Chairman and Chief Executive Officer, Alliance Capital Management
                              Corporation.
John C. Graves          39    President and Chief Operating Officer, Graves Ventures, LLC.
James F. Higgins        55    Senior Advisor, Morgan Stanley.
Christina Johnson       52    President and Chief Executive Officer, Saks Fifth Avenue Enterprises.
Scott D. Miller         50    President, Hyatt Hotels Corporation.
Joseph H. Moglia        53    Chief Executive Officer, Ameritrade Holding Corporation.




                                     SAI-18

--------------------------------------------------------------------------------


OFFICER-DIRECTORS NAME    AGE  PRINCIPAL OCCUPATION
----------------------    ---  --------------------
Christopher M. Condron   55    Director, Chairman of the Board, President and Chief Executive
                               Officer, Equitable Life and AXA Financial Services, LLC; Director,
                               President and Chief Executive Officer, AXA Financial, Inc., Director,
                               Chairman of the Board, President and Chief Executive Officer, The
                               Equitable of Colorado, Inc.; prior thereto, President and Chief
                               Operating Officer, Mellon Financial Corporation and Chairman and
                               Chief Executive Officer, Dreyfus Corp.
Stanley B. Tulin         53    Vice Chairman of the Board and Chief Financial Officer of Equitable
                               Life, AXA Financial, Inc. and AXA Financial Services, LLC;
                               Executive Vice President and Member of the Executive Committee of
                               AXA; prior thereto, Chairman of the Insurance Consulting and
                               Actuarial Practice of Coopers & Lybrand, L.L.P.
Leon B. Billis           56    Executive Vice President and AXA Group Deputy Chief Information
                               Officer, Equitable Life and AXA Financial Services, LLC; Director,
                               Chief Executive Officer and President of AXA Technology Services
                               of America, Inc.
Harvey Blitz             57    Senior Vice President, Equitable Life, AXA Financial, Inc. and AXA
                               Financial Services, LLC; Director and Executive Vice President,
                               AXA Advisors, LLC.
Kevin R. Byrne           47    Senior Vice President and Treasurer, Equitable Life, AXA Financial,
                               Inc., AXA Financial Services, LLC and The Equitable of Colorado,
                               Inc.
Judy A. Faucett          54    Senior Vice President of Equitable Life and AXA Financial Services,
                               LLC.
Alvin H. Fenichel        58    Senior Vice President and Controller of Equitable Life, AXA
                               Financial, Inc. and AXA Financial Services, LLC.
Paul J. Flora            56    Senior Vice President and Auditor of Equitable Life, AXA Financial,
                               Inc. and AXA Financial Services, LLC.
Donald R. Kaplan         48    Senior Vice President, Chief Compliance Officer and Associate
                               General Counsel of Equitable Life and AXA Financial Services,
                               LLC.
Richard J. Matteis       66    Executive Vice President of Equitable Life and AXA Financial
                               Services, LLC; prior thereto, Executive Vice President of Chase
                               Manhattan Corp.
Peter D. Noris           47    Executive Vice President and Chief Investment Officer of Equitable
                               Life, AXA Financial, Inc. and AXA Financial Services, LLC;
                               President and Trustee of EQ Advisors Trust; Executive Vice
                               President and Chief Investment Officer of The Equitable of Colorado,
                               Inc.
Anthony C. Pasquale      55    Senior Vice President of Equitable Life and AXA Financial Services,
                               LLC.
Pauline Sherman          59    Senior Vice President, Secretary and Associate General Counsel of
                               Equitable Life, AXA Financial, Inc., AXA Financial Services, LLC;
                               and The Equitable of Colorado, Inc.


                                     SAI-19

--------------------------------------------------------------------------------



OFFICER-DIRECTORS NAME    AGE  PRINCIPAL OCCUPATION
----------------------    ---  --------------------
Richard V. Silver        47    Executive Vice President and General Counsel, Equitable Life, AXA
                               Financial, Inc., AXA Financial Services, LLC and The Equitable of
                               Colorado, Inc.; Director, AXA Advisors, LLC.
Jennifer L. Blevins      45    Executive Vice President, Equitable Life and AXA Financial
                               Services, LLC; prior thereto, Senior Vice President and Managing
                               Director, Worldwide Human Resources, Chubb & Son, Inc.
Selig Ehrlich            42    Executive Vice President and Chief Actuary, Equitable Life and
                               AXA Financial Services, LLC; prior thereto, Chief Actuary, Senior
                               Vice President and Deputy General Manager, Equitable Life.
MaryBeth Farrell         45    Executive Vice President, Equitable Life and AXA Financial
                               Services, LLC; prior thereto, Controller and Senior Vice President,
                               GreenPoint Financial/GreenPoint Bank.
Stuart L. Faust          50    Senior Vice President and Deputy General Counsel, Equitable Life,
                               AXA Financial, Inc. and AXA Financial Services, LLC.
John M. Lefferts         45    Executive Vice President and President of Retail Distribution,
                               Equitable Life and AXA Financial Services, LLC; Director and
                               Executive Vice President, The Equitable of Colorado, Inc. and
                               Director, President and Chief Executive Officer, AXA Advisors, LLC.
William I. Levine        59    Executive Vice President and Chief Information Officer, Equitable
                               Life and AXA Financial Services, LLC; prior thereto, Senior Vice
                               President, Paine Webber.
Deanna M. Mulligan       39    Executive Vice President, Equitable Life and AXA Financial
                               Services, LLC; prior thereto, Principal, McKinsey and Company, Inc.
Jerald E. Hampton        48    Executive Vice President, Equitable Life and AXA Financial
                               Services, LLC; Director and Vice Chairman of the Board, AXA
                               Advisors, LLC; Director, Chairman and CEO, AXA Network, LLC;
                               Director and Chairman of the Board of AXA Distributors, LLC;
                               prior thereto, Executive Vice President and Director of the Private
                               Client Financial Services Division, Salomon Smith Barney.
Charles A. Marino        44    Senior Vice President and Actuary, Equitable Life and AXA
                               Financial Services, LLC; prior thereto, Vice President of Equitable
                               Life.




                                     SAI-20

--------------------------------------------------------------------------------

MANAGEMENT: STATE STREET

State Street is managed by its sole shareholder, State Street Corporation. Its directors and certain of its executive officers and their principal occupations are as follows:


DIRECTOR'S NAME               PRINCIPAL OCCUPATION
---------------               --------------------
Tenley E. Albright, M.D.      Chairman, Western Resources, Inc.

I. MacAllister Booth          Retired Chairman, President and CEO,
                              Polaroid Corporation

Truman S. Casner, Esquire     Of Counsel, Ropes & Gray

Nader F. Darehshori           Retired Chairman, President and CEO,
                              Houghton Mifflin Company

Arthur L. Goldstein           Chairman and CEO,
                              Ionics, Incorporated

David P. Gruber               Retired Chairman and CEO,
                              Wyman-Gordon Company

Linda A. Hill                 Wallace Brett Donham Professor of Business Administration,
                              Harvard Business School

Charles R. LaMantia           Retired Chairman and CEO,
                              Arthur D. Little, Inc.

Ronald E. Logue               President and Chief Operating Officer,
                              State Street Corporation

Dennis J. Picard              Chairman Emeritus, Raytheon Company

Alfred Poe                    Private Investor

Richard P. Sergel             President and CEO,
                              National Grid USA

Ronald L. Skates              Private Investor

David A. Spina                Chairman and Chief Executive Officer,
                              State Street Corporation

Gregory L. Summe              Chairman, President, and Chief Executive Officer, PerkinElmer, Inc.

Diana Chapman Walsh           President, Wellesley College

Robert E. Weissman            Chairman, Shelburne Investments



                                     SAI-21

--------------------------------------------------------------------------------


OTHER OFFICERS NAMES         PRINCIPAL OCCUPATION*
--------------------         ---------------------
Maureen Scannell Bateman     Executive Vice President and General Counsel
Stefan Gavell                Executive Vice President and Treasurer
Timothy B. Harbert           Executive Vice President, Chairman and CEO, State Street Global
                             Advisors
Edward J. Resch              Executive Vice President and Chief Financial Officer
John R. Towers               Vice Chairman


----------
* All positions are with State Street Bank and Trust Company.

                                     SAI-22

--------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS

The financial statements of Equitable Life included in this Statement of Additional Information should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the group annuity contract. They should not be considered as bearing upon the investment experience of the Separate Account Nos. 195, 197 and 198 or the Underlying Funds. The financial statements of Separate Account Nos. 195, 197 and 198 reflect applicable fees, charges and other expenses under the Program as in effect during the periods covered.



SEPARATE ACCOUNT NOS. 195, 197 AND 198:
    Report of Independent Accountants ..................................................   SAI-28
Separate Account No. 195 (Equity Index Fund):
    Statement of Assets and Liabilities, December 31, 2002 .............................   SAI-29
    Statement of Operations for Year Ended December 31, 2002 ...........................   SAI-30
    Statements of Changes in Net Assets for the Years Ended December 31, 2002 and 2001 .   SAI-31
Separate Account No. 197 (Lifecycle Fund -- Conservative):
    Statement of Assets and Liabilities, December 31, 2002 .............................   SAI-32
    Statement of Operations for Year Ended December 31, 2002 ...........................   SAI-33
    Statements of Changes in Net Assets for the Years Ended December 31, 2002 and 2001 .   SAI-34
Separate Account No. 198 (Lifecycle Fund -- Moderate):
    Statement of Assets and Liabilities, December 31, 2002 .............................   SAI-35
    Statement of Operations for Year Ended December 31, 2002 ...........................   SAI-36
    Statements of Changes in Net Assets for the Years Ended December 31, 2002 and 2001 .   SAI-37
Separate Account Nos. 195, 197 and 198:
    Notes to Financial Statements ......................................................   SAI-38


The financial statements for each of the Underlying Funds reflect charges for operating expenses, but do not include any investment management, Program or other charges imposed against the respective assets of the Lifecycle Funds and Lifecycle Fund Group Trusts. The financial statements of the Underlying Funds do, however, indirectly reflect any investment management fees and other charges paid by the entities in which the Underlying Fund invest.



STATE STREET BANK AND TRUST COMPANY --
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE
    Report of Independent Accountants .................................................... SAI-42
Lifecycle Fund Group Trust -- Conservative:
    Statement of Assets and Liabilities, December 31, 2002 ............................... SAI-43
    Statement of Operations for Year Ended December 31, 2002 ............................. SAI-44
    Statement of Changes in Net Assets for the Years Ended December 31, 2002 and 2001 .... SAI-45
    Selected Per Unit Data ............................................................... SAI-47
    Schedule of Investments .............................................................. SAI-48
    Notes to Financial Statements ........................................................ SAI-49
STATE STREET BANK AND TRUST COMPANY --
LIFECYCLE FUND GROUP TRUST -- MODERATE
    Report of Independent Accountants .................................................... SAI-51
Lifecycle Fund Group Trust -- Moderate:
    Statement of Assets and Liabilities, December 31, 2002 ............................... SAI-52
    Statement of Operations for the Year Ended December 31, 2002 ......................... SAI-53
    Statement of Changes in Net Assets for the Years Ended December 31, 2002 and 2001 .... SAI-54
    Selected Per Unit Data ............................................................... SAI-56
    Schedule of Investments .............................................................. SAI-57
    Notes to Financial Statements ........................................................ SAI-58
STATE STREET BANK AND TRUST COMPANY -- UNDERLYING FUNDS
    FLAGSHIP FUND
    Report of Independent Accountants .................................................... SAI-60
S&P 500 Flagship Fund and S&P 500 Flagship Non-Lending Fund:
    Combined Statement of Assets and Liabilities, December 31, 2002 ...................... SAI-61


                                     SAI-23

--------------------------------------------------------------------------------



    Combined Statement of Operations for the Year Ended December 31, 2002 ................  SAI-62
    Combined Statement of Changes in Net Assets for the Years Ended December 31, 2002 and
       2001 ..............................................................................  SAI-63
    S&P 500 Flagship Fund Selected Per Unit Data .........................................  SAI-65
    S&P 500 Flagship Non-Lending Fund Selected Per Unit Data .............................  SAI-66
    Combined Schedule of Investments, December 31, 2002 ..................................  SAI-67
    Notes to Combined Financial Statements ...............................................  SAI-81
RUSSELL 2000 FUND
    Report of Independent Accountants ....................................................  SAI-84
Russell 2000 Index Securities Lending Fund and Russell 2000 Index Fund:
    Combined Statement of Asset and Liabilities, December 31, 2002 .......................  SAI-85
    Combined Statement of Operations for the Year Ended December 31, 2002 ................  SAI-86
    Combined Statement of Changes in Net Assets for the Years Ended December 31, 2002 and
       2001 ..............................................................................  SAI-87
    Russell 2000 Index Securities Lending Fund Selected Per Unit Data ....................  SAI-89
    Russell 2000 Index Fund Selected Per Unit Data .......................................  SAI-90
    Combined Schedule of Investments .....................................................  SAI-91
    Notes to Combined Financial Statements ............................................... SAI-137


The financial statements for the Russell 2000 Fund reflect direct investments made by this Fund in shares of companies included in the Russell 2000 Index. Beginning February 1, 1995, this Fund has invested in units of Russell 2000 Value and Growth Funds, which in turn invest in shares of companies included in the Russell 2000 Index. Beginning June 17, 1996, the Fund began making direct investment again.


DAILY EAFE FUND
    Report of Independent Accountants .................................................... SAI-140
Daily EAFE Fund:
    Statement of Assets and Liabilities, December 31, 2002 ............................... SAI-141
    Statement of Operations for the Year Ended December 31, 2002 ......................... SAI-142
    Statement of Changes in Net Assets for the Years Ended December 31, 2002 and 2001 .... SAI-143
    Selected Per Unit Data ............................................................... SAI-145
    Schedule of Investments .............................................................. SAI-146
    Notes to Financial Statements ........................................................ SAI-147
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND
    Report of Independent Accountants .................................................... SAI-150
Daily MSCI Europe Index Securities Lending Fund and Daily
MSCI Europe Index Fund:
    Combined Statement of Assets and Liabilities, December 31, 2002 ...................... SAI-151
    Combined Statement of Operations for the Year Ended December 31, 2002 ................ SAI-152
    Combined Statement of Changes in Net Assets for the Years Ended December 31, 2002 and
       2001 .............................................................................. SAI-153
    Daily MSCI Europe Index Securities Lending Fund Selected Per Unit Data ............... SAI-155
    Daily MSCI Europe Index Fund Selected Per Unit Data .................................. SAI-156
    Combined Schedule of Investments ..................................................... SAI-157
    Notes to Combined Financial Statements ............................................... SAI-172
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND
    Report of Independent Accountants .................................................... SAI-176
Daily MSCI Japan Index Securities Lending Fund and Daily
MSCI Japan Index Fund
    Combined Statement of Assets and Liabilities, December 31, 2002 ...................... SAI-177
    Combined Statement of Operations for the Year Ended December 31, 2002 ................ SAI-178


                                     SAI-24

--------------------------------------------------------------------------------



    Combined Statement of Changes in Net Assets for the Years Ended December 31, 2002 and
        2001 ............................................................................  SAI-179
    Daily MSCI Japan Index Securities Lending Fund Selected Per Unit Data ................ SAI-181
    Daily MSCI Japan Index Fund Selected Per Unit Data ................................... SAI-182
    Combined Schedule of Investments ..................................................... SAI-183
    Notes to Combined Financial Statements ............................................... SAI-192
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND
    Report of Independent Accountants .................................................... SAI-196
Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund
Daily MSCI Pacific Basin ex-Japan Index Fund
    Combined Statement of Assets and Liabilities, December 31, 2002 ...................... SAI-197
    Combined Statement of Operations for the Year Ended December 31, 2002 ................ SAI-198
    Combined Statement of Changes in Net Assets for the Years Ended December 31, 2002 and
        2001 ............................................................................. SAI-199
    Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund Selected Per Unit Data SAI-201
    Daily MSCI Pacific Basin ex-Japan Index Fund Selected Per Unit Data .................. SAI-202
    Combined Schedule of Investments ..................................................... SAI-203
    Notes to Combined Financial Statements ............................................... SAI-209
GOVERNMENT CORPORATE BOND FUND
    Report of Independent Accountants .................................................... SAI-213
Government Corporate Bond Fund:
    Statement of Assets and Liabilities, December 31, 2002 ............................... SAI-214
    Statement of Operations for the Year Ended December 31, 2002 ......................... SAI-215
    Statement of Changes in Net Assets for the Years Ended December 31, 2002 and 2001 .... SAI-216
    Selected Per Unit Data ............................................................... SAI-218
    Schedule of Investments, December 31, 2001 ........................................... SAI-219
    Notes to Financial Statements ........................................................ SAI-221
GOVERNMENT FUND
    Report of Independent Accountants .................................................... SAI-225
Government Fund
    Statement of Assets and Liabilities, December 31, 2002 ............................... SAI-226
    Statement of Operations for Year ended December 31, 2002 ............................. SAI-227
    Statement of Changes in Net Assets for the Years ended December 31, 2002 and 2001 .... SAI-228
    Statement of Cash Flows for the Year ended December 31, 2002 ......................... SAI-230
    Selected per Unit Data ............................................................... SAI-231
    Schedule of Investments December 31, 2002 ............................................ SAI-232
    Notes to Financial Statements ........................................................ SAI-235
LIMITED DURATION BOND FUND
    Report of Independent Accountants .................................................... SAI-240
Limited Duration Bond Fund
    Statement of Assets and Liabilities, December 31, 2002 ............................... SAI-241
    Statement of Operations for Year ended December 31, 2002 ............................. SAI-242
    Statement of Changes in Net Assets for the Year ended December 31, 2002 .............. SAI-243
    Selected per Unit Data ............................................................... SAI-245
    Schedule of Investments December 31, 2002 ............................................ SAI-246
    Notes to Financial Statements ........................................................ SAI-251
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND
    Report on Independent Accountants .................................................... SAI-255


                                     SAI-25

--------------------------------------------------------------------------------



Intermediate Corporate Index Securities Lending Fund
Intermediate Corporate Index Fund
    Combined Statement of Assets and Liabilities, December 31, 2002 ...................... SAI-256
    Combined Statement of Operations for Year ended December 31, 2002 .................... SAI-257
    Combined Statement of Changes in Net Assets for the Years ended December 31, 2002 and
        2001 ............................................................................. SAI-258
    Intermediate Corporate Index Securities Lending Fund Selected per Unit Data .......... SAI-260
    Intermediate Corporate Index Fund Selected Per Unit Data ............................. SAI-261
    Combined Schedule of Investments December 31, 2002 ................................... SAI-262
    Notes to Combined Financial Statements ............................................... SAI-296
PASSIVE 1-3 YEAR CREDIT INDEX FUND
    Report of Independent Accountants .................................................... SAI-298
Passive 1-3 Year Credit Index Fund
    Statement of Assets and Liabilities, December 31, 2002 ............................... SAI-299
    Statement of Operations for Year ended December 31, 2002 ............................. SAI-300
    Statement of Changes in Net Assets for the Year ended December 31, 2002 .............. SAI-301
    Selected per Unit Data ............................................................... SAI-303
    Schedule of Investments December 31, 2002 ............................................ SAI-304
    Notes to Financial Statements ........................................................ SAI-317
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND
    Report of Independent Accountants .................................................... SAI-319
Long Corporate Index Securities Lending Fund
Long Corporate Index Fund
    Combined Statement of Assets and Liabilities, December 31, 2002 ...................... SAI-320
    Combined Statement of Operations for Year ended December 31, 2002 .................... SAI-321
    Combined Statement of Changes in Net Assets for the Years ended December 31, 2002 and
        2001 ............................................................................. SAI-322
    Long Corporate Index Securities Lending Fund Selected per Unit Data .................. SAI-324
    Long Corporate Index Fund Selected per Unit Data ..................................... SAI-325
    Combined Schedule of Investments December 31, 2002 ................................... SAI-326
    Notes to Combined Financial Statements ............................................... SAI-346
STIF FUND
    Report of Independent Accountants .................................................... SAI-348
Short Term Investment Fund:
    Statement of Assets and Liabilities, December 31, 2002 ............................... SAI-349
    Statement of Operations for the Year Ended December 31, 2002 ......................... SAI-350
    Statement of Changes in Net Assets for the Years Ended December 31, 2002 and 2001 .... SAI-351
    Selected Per Unit Data ............................................................... SAI-353
    Schedule of Investments, December 31, 2002 ........................................... SAI-354
    Notes to Financial Statements ........................................................ SAI-359
The Equitable Life Assurance Society of the United States
    Report of Independent Accountants ....................................................     F-1
    Consolidated Balance Sheets, December, 2002 and 2001 .................................     F-2
    Consolidated Statements of Earnings for the Year Ended December 31, 2002, 2001 and
         2000 ............................................................................     F-3
    Consolidated Statements of Shareholders' Equity and Comprehensive Income for the
         Years Ended December 31, 2002, 2001 and 2000 ....................................     F-4
    Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and
         2000 ............................................................................     F-5
    Notes to Consolidated Financial Statements ...........................................     F-6


                                     SAI-26

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors of The Equitable Life Assurance
Society of the United States and the Contractowners of Separate Account Nos. 195, 197 and 198 of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying statements of assets and liabilities and related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Separate Account Nos. 195 (The Equity Index Fund), 197 (The Lifecycle Fund -- Conservative), and 198 (The Lifecycle Fund -- Moderate) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 2002, and the results of each of their operations for the year then ended and the changes in each of their net assets for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares owned at December 31, 2002 with the underlying mutual funds, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
New York, New York
February 4, 2003



                                     SAI-27

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 195
(THE EQUITY INDEX FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statement of Assets and Liabilities


DECEMBER 31, 2002
------------------------------------------------------------------------------------------
ASSETS:
Investments in 7,401,602 shares of The SSgA S&P 500 Index Fund -- at value
 (cost: $161,023,371) (Notes 2 and 4).....................................    $107,476,615
Due from Equitable Life's General Account ................................          79,363
------------------------------------------------------------------------------------------
Total assets .............................................................     107,555,978
------------------------------------------------------------------------------------------
LIABILITIES:
Due to Custodian .........................................................           4,819
Accrued expenses .........................................................         115,426
------------------------------------------------------------------------------------------
Total liabilities ........................................................         120,245
------------------------------------------------------------------------------------------
NET ASSETS ...............................................................    $107,435,733
==========================================================================================
ADA Units Outstanding ....................................................       5,579,732
ADA Unit Value ...........................................................    $      19.25



The accompanying notes are an integral part of these financial statements.



                                     SAI-28

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 195
(THE EQUITY INDEX FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Operations



YEAR ENDED DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (NOTE 2):
Dividends from The SSgA S&P 500 Index Fund ...............................................    $   1,496,339
-----------------------------------------------------------------------------------------------------------
EXPENSES (NOTE 3):
Administration fees and program expense charge ...........................................         (983,894)
Operating expenses .......................................................................         (206,985)
-----------------------------------------------------------------------------------------------------------
Total expenses ...........................................................................       (1,190,879)
-----------------------------------------------------------------------------------------------------------
Net investment income ....................................................................          305,460
-----------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Net realized loss from share transactions ................................................       (3,503,727)
Change in unrealized appreciation/depreciation of investments ............................      (29,849,086)
-----------------------------------------------------------------------------------------------------------
Net realized and unrealized loss on investments ..........................................      (33,352,813)
-----------------------------------------------------------------------------------------------------------
NET DECREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS ....................................    $ (33,047,353)
===========================================================================================================



The accompanying notes are an integral part of these financial statements.


                                     SAI-29

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 195
(THE EQUITY INDEX FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Changes in Net Assets
--------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------
                                                                                    YEAR ENDED DECEMBER 31,
                                                                                     2002               2001
----------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment income .....................................................     $     305,460      $     654,678
Net realized loss on investments ..........................................        (3,503,727)        (3,733,043)
Change in unrealized appreciation/depreciation of investments .............       (29,849,086)       (18,647,160)
----------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to operations .....................       (33,047,353)       (21,725,525)
----------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions .............................................................        37,882,899         36,438,217
Withdrawals ...............................................................       (38,564,580)       (38,684,612)
----------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals ..          (681,681)        (2,246,395)
----------------------------------------------------------------------------------------------------------------
DECREASE IN NET ASSETS ....................................................       (33,729,034)       (23,971,920)
NET ASSETS -- BEGINNING OF YEAR ...........................................       141,164,767        165,136,687
----------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR .................................................     $ 107,435,733      $ 141,164,767
================================================================================================================

The accompanying notes are an integral part of these financial statements.


                                     SAI-30

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 197
(THE LIFECYCLE FUND -- CONSERVATIVE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Assets and Liabilities



DECEMBER 31, 2002
--------------------------------------------------------------------------------------------------------
ASSETS:
Investments in 907,573 shares of The Lifecycle Fund Group Trust, Conservative -- at value
 (cost: $13,931,146) (Notes 2 and 4).....................................................    $14,326,948
Cash ....................................................................................         59,528
--------------------------------------------------------------------------------------------------------
Total assets ............................................................................     14,386,476
--------------------------------------------------------------------------------------------------------
LIABILITIES:
Due to Equitable Life's General Account .................................................         49,888
Accrued expenses ........................................................................         45,544
--------------------------------------------------------------------------------------------------------
Total liabilities .......................................................................         95,432
--------------------------------------------------------------------------------------------------------
NET ASSETS ..............................................................................    $14,291,044
========================================================================================================
ADA Units Outstanding ...................................................................      1,014,946
ADA Unit Value ..........................................................................    $     14.08



The accompanying notes are an integral part of these financial statements.



                                     SAI-31

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 197
(THE LIFECYCLE FUND -- CONSERVATIVE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Operations
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------------
INVESTMENT INCOME (NOTE 2):
Dividends from The Lifecycle Fund Group Trust -- Conservative .........    $       --
--------------------------------------------------------------------------------------
EXPENSES (NOTE 3):
Administration fees and program expense charge ........................      (106,443)
Operating expenses ....................................................       (63,812)
--------------------------------------------------------------------------------------
Total expenses ........................................................      (170,255)
--------------------------------------------------------------------------------------
Net investment loss ...................................................      (170,255)
--------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Net realized gain from share transactions .............................       365,644
Change in unrealized appreciation/depreciation of investments .........      (394,429)
--------------------------------------------------------------------------------------
Net realized and unrealized loss on investments .......................       (28,785)
--------------------------------------------------------------------------------------
NET DECREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS .................    $ (199,040)
======================================================================================



The accompanying notes are an integral part of these financial statements.

                                     SAI-32

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 197
(THE LIFECYCLE FUND -- CONSERVATIVE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES




Statements of Changes in Net Assets
---------------------------------------------------------------------------------------------------------------
                                                                                   YEAR ENDED DECEMBER 31,
                                                                                    2002              2001
---------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment loss .......................................................    $   (170,255)     $   (148,968)
Net realized gain on investments ..........................................         365,644           208,985
Change in unrealized appreciation/depreciation of investments .............        (394,429)          (94,006)
---------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to operations .....................        (199,040)          (33,989)
---------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions .............................................................       8,984,510         2,582,296
Withdrawals ...............................................................      (6,411,935)       (2,194,217)
---------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to contributions and withdrawals ..       2,572,575           388,079
---------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS ....................................................       2,373,535           354,090
NET ASSETS -- BEGINNING OF YEAR ...........................................      11,917,509        11,563,419
---------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR .................................................    $ 14,291,044      $ 11,917,509
=============================================================================================================



The accompanying notes are an integral part of these financial statements.

                                     SAI-33

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 198
(THE LIFECYCLE FUND -- MODERATE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Assets and Liabilities
DECEMBER 31, 2002
--------------------------------------------------------------------------------



ASSETS:
Investments in 5,501,128 shares of The Lifecycle Fund Group Trust, Moderate -- at value
 (cost: $84,057,581) (Notes 2 and 4).....................................................   $90,031,463
Cash ....................................................................................       109,846
-------------------------------------------------------------------------------------------------------
Total assets ............................................................................    90,141,309
-------------------------------------------------------------------------------------------------------
LIABILITIES:
Due to Equitable Life's General Account .................................................        49,527
Accrued expenses ........................................................................       303,080
-------------------------------------------------------------------------------------------------------
Total liabilities .......................................................................       352,607
-------------------------------------------------------------------------------------------------------
NET ASSETS ..............................................................................   $89,788,702
=======================================================================================================
ADA Units Outstanding ...................................................................     5,937,466
ADA Unit Value ..........................................................................   $     15.12



The accompanying notes are an integral part of these financial statements.



                                     SAI-34

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 198
(THE LIFECYCLE FUND -- MODERATE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES




Statement of Operations
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------



INVESTMENT INCOME (NOTE 2):
Dividends from The Lifecycle Fund Group Trust -- Moderate .............    $          --
----------------------------------------------------------------------------------------
EXPENSES (NOTE 3):
Administration fees and program expense charge ........................         (782,188)
Operating expenses ....................................................         (203,915)
----------------------------------------------------------------------------------------
Total expenses ........................................................         (986,103)
----------------------------------------------------------------------------------------
Net investment loss ...................................................         (986,103)
----------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Net realized gain from share transactions .............................        4,801,444
Change in unrealized appreciation/depreciation of investments .........      (14,685,613)
----------------------------------------------------------------------------------------
Net realized and unrealized loss on investments .......................       (9,884,169)
----------------------------------------------------------------------------------------
NET DECREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS .................    $ (10,870,272)
========================================================================================



The accompanying notes are an integral part of these financial statements.



                                     SAI-35

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 198
(THE LIFECYCLE FUND -- MODERATE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statements of Changes in Net Assets
-----------------------------------------------------------------------------------------------------------------
                                                                                    YEAR ENDED DECEMBER 31,
                                                                                    2002               2001
-----------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment loss .......................................................    $    (986,103)     $  (1,080,847)
Net realized gain on investments ..........................................        4,801,444          5,755,535
Change in unrealized appreciation/depreciation of investments .............      (14,685,613)       (11,223,957)
-----------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to operations .....................      (10,870,272)        (6,549,269)
-----------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions .............................................................       16,370,925          9,152,062
Withdrawals ...............................................................      (22,162,900)       (18,672,929)
-----------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals ..       (5,791,975)        (9,520,867)
-----------------------------------------------------------------------------------------------------------------
DECREASE IN NET ASSETS ....................................................      (16,662,247)       (16,070,136)
NET ASSETS -- BEGINNING OF YEAR ...........................................      106,450,949        122,521,085
-----------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR .................................................    $  89,788,702      $ 106,450,949
=================================================================================================================



The accompanying notes are an integral part of these financial statements.


                                     SAI-36

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NOS. 195, 197 AND 198
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements
--------------------------------------------------------------------------------

1. GENERAL

   Separate Account Nos. 195 (the Equity Index Fund), 197 (the Lifecycle Fund -- Conservative) and 198 (the Lifecycle Fund -- Moderate) (collectively the Funds) of the Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of AXA Financial, Inc., were established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of Equitable Life.

   Separate Account No. 195 was established as of the opening of business on February 1, 1994 and Separate Account Nos. 197 and 198 were established as of the opening of business on May 1, 1995 to solely fund the American Dental Association Members Retirement Trust and the American Dental Association Members Pooled Trust for Retirement Plans (Trusts) sponsored by the American Dental Association (ADA).

   Equitable Life is the investment manager for the Funds.

   Separate Account No. 195 invests its assets in shares of the SSgA S&P 500 Index Fund, a portfolio of the SSgA Funds, which is registered under the Investment Company Act of 1940 as an open-end management investment company. The investment manager of the SSgA S&P 500 Index Fund is State Street Bank and Trust Company (State Street).

   Separate Account Nos. 197 and 198 invest their assets in shares of the Lifecycle Fund Group Trusts -- Conservative and Moderate, respectively. The Lifecycle Funds Group Trusts are collective investment funds maintained by State Street. Each Lifecycle Fund Group is organized as a common law trust under Massachusetts Law, and, because of exclusionary provisions, is not subject to regulation under the Investment Company Act of 1940. State Street serves as the trustee and investment manager to each of these Group Trusts.

2. SIGNIFICANT ACCOUNTING POLICIES

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

   On November 21, 2000, the American Institute of Certified Public Accountants issued a revised Audit and Accounting Guide "Audits of Investment Companies" (the "Guide"), which was effective for the December 31, 2001 financial statements. Adoption of the requirements of the Guide did not have a significant impact on the Funds' financial position or results of operations.

   Investments:

   Realized gains and losses on investments include gains and losses on redemptions of the underlying fund's shares (determined on the identified cost basis) and capital gain distributions from the underlying funds. Dividends and realized gain distributions from underlying funds are recorded on the ex-dividend date.

   Investments in the SSgA S&P 500 Index Fund and the Lifecycle Fund Group Trusts -- Conservative and Moderate, respectively, are valued at the underlying mutual fund's or trust's net asset value per share.

   Amounts due to/from the General Account represent receivables/payables for policy related transactions predominately related to premiums, surrenders and death benefits.



                                     SAI-37

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NOS. 195, 197 AND 198
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------



3. EXPENSES


   Charges and fees related to the Funds are deducted in accordance with the terms of the various contracts which participate in the Funds and with respect to the American Dental Association Members Retirement Program as follows:

   Program Expense Charge:

   In the year prior to May 1, 2002 the expense charge was made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate of 1/12 of (i) 0.645 of 1% of the first $400 million and (ii) 0.640 of 1% of the excess over $400 million.

   Effective May 1, 2002 an expense charge is made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate of 1/12 of (i) 0.655 of 1% of the first $400 million and
   (ii) 0.650 of 1% of the excess over $400 millon.

   A portion of the Program Expense Charge assessed by Equitable Life is made on behalf of the ADA and is equal to a monthly rate of 1/12 for (i) 0.025 of 1% of the first $400 million and (ii) 0.020 of 1% of the excess over $400 million. The ADA's portion of the Program Expense Charge is 0.00% and 0.01% for 2002 and 2001, respectively, and may be increased for all asset value levels.

   Administration Fees:

   Equitable Life receives a fee based on the value of the Funds at a monthly rate of 1/12 of 0.15 of 1% of their respective ADA Program assets.

   Operating Expenses:

   In addition to the charges and fees mentioned above, the Funds are charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.

4. PURCHASES AND SALES ON INVESTMENTS

   For the year ended December 31, 2002, the cost of purchases and proceeds of sales on investment transactions were as follows for Separate Account Nos. 195, 197 and 198:




                                            PURCHASES          SALES
                                         --------------   --------------
   The Equity Index Fund                  $16,454,718      $16,840,978
   The Lifecycle Fund - Conservative        7,182,688        4,782,996
   The Lifecycle Fund - Moderate            7,910,046       14,663,681




                                     SAI-38

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NOS. 195, 197 AND 198
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------



5. TAXES


   No federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participating in the Funds, by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life will affect such contracts. Accordingly, no federal income tax provision is required.

6. CHANGES IN UNITS OUTSTANDING

   Accumulation units issued and redeemed during the periods indicated were (in thousands):



                                         YEAR ENDED DECEMBER 31,
                                        -------------------------
                                            2002          2001
                                        -----------   -----------
   THE EQUITY INDEX FUND
   Issued                                   1,724         1,359
   Redeemed                                (1,783)       (1,466)
                                           ------        ------
   Net Decrease                               (59)         (107)
                                           ------        ------
   THE LIFECYCLE FUND - CONSERVATIVE
   Issued                                     633           180
   Redeemed                                  (449)         (153)
                                           ------        ------
   Net Increase                               184            27
                                           ------        ------
   THE LIFECYCLE FUND - MODERATE
   Issued                                   1,024           530
   Redeemed                                (1,421)       (1,102)
                                           ------        ------
   Net Decrease                              (397)         (572)
                                           ------        ------



7. INVESTMENT INCOME RATIO

   Shown below is the investment income ratio throughout the periods indicated for Separate Account Nos. 195, 197 and 198.

   These amounts represent the dividends, excluding distributions of capital gains, received by the Funds from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as asset-based charges, that result in direct reductions in the unit value. The recognition of investment income by the Funds is affected by the timing of the declaration of dividends by the underlying mutual fund in which the Funds invest.



                                                            YEAR ENDED DECEMBER 31,
                                         --------------------------------------------------------------
                                            2002         2001         2000         1999         1998
                                         ----------   ----------   ----------   ----------   ----------
   The Equity Index Fund                   1.22%         1.37%       1.16%         1.52%        1.71%
   The Lifecycle Fund - Conservative         --            --          --            --           --
   The LIfecycle Fund - Moderate             --            --          --            --           --




                                     SAI-39

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NOS. 195, 197 AND 198
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Notes to Financial Statements (Concluded)
--------------------------------------------------------------------------------


8. ACCUMULATION UNIT VALUES

   Shown below is accumulation unit value information for American Dental Association Members Retirement Program units outstanding of Separate Account Nos. 195, 197 and 198. The unit values presented reflect charges for administrative fees, program expenses and certain operating expenses. The fees are charged as a percentage of net assets and are disclosed below in percentage terms. Expenses as a percentage of average net assets excludes charges made directly to contractholder accounts through redemption of units.



                                                             YEAR ENDED DECEMBER 31,
                                                          -----------------------------
                                                               2002            2001
                                                          -------------   -------------
   THE EQUITY INDEX FUND, .97%
   Unit Value, end of period                                $  19.25        $  25.03
   Net Assets (000's)                                       $107,436        $141,165
   Number of units outstanding, end of period (000's)          5,580           5,639
   Total Return                                               (23.09)%        (12.91)%

   THE LIFECYCLE FUND - CONSERVATIVE, 1.26%
   Unit Value end of period                                 $  14.08        $  14.34
   Net Assets (000's)                                       $ 14,291        $ 11,918
   Number of units outstanding, end of period (000's)          1,015             831
   Total Return                                                (1.81)%         (0.28)%

   THE LIFECYCLE FUND - MODERATE, 1.00%
   Unit Value, end of period                                $  15.12        $  16.81
   Net Assets (000's)                                       $ 89,789        $106,451
   Number of units outstanding, end of period (000's)          5,937           6,334
   Total Return                                               (10.05)%         (5.24)%



                                     SAI-40

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Trustee of
State Street Bank and Trust Company
Lifecycle Fund Group Trust -- Conservative

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Lifecycle Fund Group Trust -- Conservative at December 31, 2002, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodian, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 21, 2003



                                     SAI-41

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE




Statement of Assets and Liabilities
DECEMBER 31, 2002
-------------------------------------------------------------------------------------------
ASSETS
Investments in securities, at value
 (cost $13,911,358).........................................................    $14,375,658
Interest receivable ........................................................          3,923
-------------------------------------------------------------------------------------------
 Total assets ..............................................................     14,379,581
-------------------------------------------------------------------------------------------
LIABILITIES
Payable for Fund units redeemed ............................................         49,888
Accrued expenses ...........................................................          3,116
-------------------------------------------------------------------------------------------
 Total liabilities .........................................................         53,004
-------------------------------------------------------------------------------------------
Net assets (equivalent to $15.79 per unit based on 907,573 outstanding)         $14,326,577
===========================================================================================


   The accompanying notes are an integral part of these financial statements.

                                     SAI-42

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE



Statement of Operations
YEAR ENDED DECEMBER 31, 2002
----------------------------------------------------------------------------------------
INVESTMENT INCOME
 Interest ................................................................    $   53,722
 Securities lending fee income (net of related expenses) .................           612
----------------------------------------------------------------------------------------
   Total investment income ...............................................        54,334
----------------------------------------------------------------------------------------
EXPENSES
 Management ..............................................................        23,757
 Administration ..........................................................        12,000
 Audit ...................................................................         4,500
 Other ...................................................................           750
----------------------------------------------------------------------------------------
   Total expenses ........................................................        41,007
----------------------------------------------------------------------------------------
   Net investment income (loss) ..........................................        13,327
----------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ...........................................................       216,433
----------------------------------------------------------------------------------------
                                                                                 216,433
----------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ...........................................................      (258,958)
----------------------------------------------------------------------------------------
                                                                                (258,958)
----------------------------------------------------------------------------------------
   Net realized and unrealized gain (loss) ...............................       (42,525)
----------------------------------------------------------------------------------------
 Net increase (decrease) in net assets resulting from operations .........    $  (29,198)
========================================================================================


   The accompanying notes are an integral part of these financial statements.

                                     SAI-43

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE




Statements of Changes in Net Assets

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                            2002              2001
----------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
 Net investment income (loss) .....................................................     $    13,327       $    66,608
 Net realized gain (loss) .........................................................         216,433           230,507
 Net change in unrealized appreciation (depreciation) .............................        (258,958)         (182,246)
----------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in net assets resulting from operations ..................         (29,198)          114,869
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions .....       2,399,692           242,306
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets .............................................       2,370,494           357,175
NET ASSETS
 Beginning of year ................................................................      11,956,083        11,598,908
----------------------------------------------------------------------------------------------------------------------
 End of year ......................................................................     $14,326,577       $11,956,083
=====================================================================================================================



  The accompanying notes are an integral part of these financial statements.


                                     SAI-44

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE




Statements of Changes in Net Assets (Continued)



                                                                         YEAR ENDED DECEMBER 31,
                                                                   2002                          2001
------------------------------------------------------------------------------------------------------------------
                                                           UNITS          AMOUNT         UNITS          AMOUNT
------------------------------------------------------------------------------------------------------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
 Units issued ........................................     463,479    $  7,182,688       137,372    $  2,152,300
 Units redeemed ......................................    (308,947)     (4,782,996)     (122,164)     (1,909,994)
------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) .............................     154,532    $  2,399,692        15,208    $    242,306
------------------------------------------------------------------------------------------------------------------



All of the Fund's units outstanding were held by one unitholder at December 31, 2002.





   The accompanying notes are an integral part of these financial statements.

                                     SAI-45

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE


Financial Highlights
(FOR A UNIT OF PARTICIPATION OUTSTANDING THROUGHOUT THE YEAR)




                                                                          YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------
                                                        2002          2001          2000          1999          1998
---------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............     $ 15.88       $ 15.72       $ 15.18       $ 14.27       $ 12.77
---------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) ................        0.02          0.09          0.15          0.10          0.09
Net realized and unrealized gain (loss) .........       (0.11)         0.07          0.39          0.81          1.41
---------------------------------------------------------------------------------------------------------------------
Total from investment operations ................       (0.09)         0.16          0.54          0.91          1.50
---------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................     $ 15.79       $ 15.88       $ 15.72       $ 15.18       $ 14.27
=====================================================================================================================
Total return (%) (b) ............................       (0.58)         1.02          3.56          6.38         11.75
Ratios to Average Net Assets
Ratio of expenses (%) (c) .......................        0.30          0.30          0.32          0.38          0.43
Ratio of net investment income (%) ..............        0.10          0.57          0.96          0.66          0.68
Portfolio turnover (%) ..........................          41            30            71            42            77
Net assets, end of year (000's) .................     $14,327       $11,956       $11,599       $12,797       $13,516



----------
(a) Net investment income per unit has been calculated based upon an average of month-end units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.



   The accompanying notes are an integral part of these financial statements.


                                     SAI-46

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE




Schedule of Investments
(SHOWING PERCENTAGE OF TOTAL VALUE OF INVESTMENTS)
DECEMBER 31, 2002
--------------------------------------------------------------------------------



              STATE STREET BANK AND TRUST COMPANY
  UNITS       COLLECTIVE INVESTMENTS -- 100%                               VALUE
--------------------------------------------------------------------------------------
   194,370    Daily EAFE Fund(1) ...................................    $ 1,447,082
   383,841    Government Corporate Bond Fund(1) ....................      7,179,356
    32,856    Russell 2000 Index Security Lending Fund(1) ..........        719,674
    13,932    S&P 500 Flagship Fund(1) .............................      2,156,366
 2,873,180    Short Term Investment Fund(1) ........................      2,873,180
                                                                        -----------
              TOTAL COLLECTIVE INVESTMENT FUNDS ....................     14,375,658
                                                                        -----------
              TOTAL INVESTMENTS -- 100%
              (COST $13,911,358)....................................    $14,375,658
                                                                        ===========



----------
(1)   Collective investment fund advised by State Street Global Advisors.


   The accompanying notes are an integral part of these financial statements.


                                     SAI-47

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE




Notes to Financial Statements
December 31, 2002
--------------------------------------------------------------------------------


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE


   State Street Bank and Trust Company ("State Street Bank") Lifecycle Fund Group Trust -- Conservative (the "Fund") was formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to seek to provide current income and a low to moderate growth of capital. The Fund will attempt to achieve its investment objective by investing in other collective investment funds (each an "underlying fund"), managed by the Trustee, which have characteristics consistent with the overall investment objective. Refer to the financial statements of each underlying fund for disclosure of its accounting policies. State Street Bank is Trustee, custodian, and recordkeeper of the Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

A. SECURITY VALUATION
   Equity investments of the underlying funds for which market quotations are readily available are valued at the last reported sale price on valuation date, or if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Fixed income investments of the underlying funds are valued on the basis of valuations furnished by a pricing service approved by the Trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.

   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME
   Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Distributions received from collective investment funds are recorded on the ex-dividend date and retain the character of income as earned by the underlying fund. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.

   Collective investment funds, in which the Fund invests, may retain investment income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income of the underlying funds.

   C. INCOME TAXES
   It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.

                                     SAI-48

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE



Notes to Financial Statements
December 31, 2002 (Concluded)
--------------------------------------------------------------------------------



   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION
   The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the value of the Fund as of the Fund's valuation date last preceding the date on which such order to contribute or withdraw assets is received. The Trustee, in its sole discretion, reserves the right to value any contribution or withdrawal as of the next succeeding valuation date or another date as the Trustee deems appropriate.

   E. EXPENSES
   Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Trustee is paid a management fee by the Fund at the annual rate of 0.17% of the Fund's daily net asset value. The Trustee is paid an annual administration fee of $12,000. The Fund indirectly bears the expenses paid by the underlying funds, if any.

   F. DISTRIBUTIONS TO PARTICIPANTS
   Net investment income (including security lending fee income, if any) and net realized gains are retained by the Fund.

3. GLOBAL SECURITIES LENDING PROGRAM

   Fund participants have authorized the Fund to invest in certain collective investment funds that participate in the Global Securities Lending Program maintained by State Street Bank.

4. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2002 were $9,024,372 and $6,561,442, respectively.




                                     SAI-49

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Trustee of
State Street Bank and Trust Company
Lifecycle Fund Group Trust -- Moderate


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Lifecycle Fund Group Trust -- Moderate at December 31, 2002, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodian, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 21, 2003



                                     SAI-50

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- MODERATE


Statement of Assets and Liabilities

--------------------------------------------------------------------------------



DECEMBER 31, 2002
------------------------------------------------------------------------------------------
ASSETS:
Investments in securities, at value
 (cost $90,492,495)....................................................        $90,094,664
Interest receivable ...................................................             12,430
------------------------------------------------------------------------------------------
Total assets ..........................................................         90,107,094
------------------------------------------------------------------------------------------
LIABILITIES:
Payable for Fund units redeemed .......................................             49,527
Accrued expenses ......................................................             25,671
------------------------------------------------------------------------------------------
Total liabilities .....................................................             75,198
------------------------------------------------------------------------------------------
NET ASSETS (EQUIVALENT TO $16.37 PER UNIT BASED ON 5,501,128 OUTSTANDING)      $90,031,896
==========================================================================================



   The accompanying notes are an integral part of these financial statements.


                                     SAI-51

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- MODERATE


Statement of Operations



YEAR ENDED DECEMBER 31, 2002
------------------------------------------------------------------------------------------
INVESTMENT INCOME:
Interest ................................................................    $     196,993
Securities lending fee income (net of related expenses) .................            9,488
------------------------------------------------------------------------------------------
Total investment income .................................................          206,481
------------------------------------------------------------------------------------------
EXPENSES:
Management ..............................................................          168,136
Administration ..........................................................           12,000
Audit ...................................................................            5,500
Other ...................................................................              750
------------------------------------------------------------------------------------------
Total expenses ..........................................................          186,386
------------------------------------------------------------------------------------------
Net investment income (loss) ............................................           20,095
------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
Net realized gain (loss):
Investments .............................................................        2,337,453
------------------------------------------------------------------------------------------
                                                                                 2,337,453
------------------------------------------------------------------------------------------
NET CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION):
Investments .............................................................      (12,238,829)
------------------------------------------------------------------------------------------
                                                                               (12,238,829)
------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) .................................       (9,901,376)
------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .........    $  (9,881,281)
==========================================================================================



   The accompanying notes are an integral part of these financial statements.


                                     SAI-52

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- MODERATE



------------------------------------------------------------------------------------------------------------------------
                                                                                           YEAR ENDED DECEMBER 31,
                                                                                           2002               2001
------------------------------------------------------------------------------------------------------------------------
Statement of Changes in Net Assets
------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS:
Net investment income (loss) .....................................................    $      20,095      $     317,777
Net realized gain (loss) .........................................................        2,337,453          4,691,303
Net change in unrealized appreciation (depreciation) .............................      (12,238,829)       (10,482,217)
------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations ..................       (9,881,281)        (5,473,137)
------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions ....       (6,753,633)       (10,567,566)
------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets ............................................      (16,634,914)       (16,040,703)
NET ASSETS:
Beginning of year ................................................................      106,666,810        122,707,513
------------------------------------------------------------------------------------------------------------------------
End of year ......................................................................    $  90,031,896      $ 106,666,810
========================================================================================================================



   The accompanying notes are an integral part of these financial statements.


                                     SAI-53

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- MODERATE


Statement of Changes in Net Assets (Continued)
---------------------------------------------------------------------------------------------------------------------------

                                                                              YEAR ENDED DECEMBER 31,
                                                                      2002                               2001
---------------------------------------------------------------------------------------------------------------------------
                                                            UNITS            AMOUNT            UNITS            AMOUNT
---------------------------------------------------------------------------------------------------------------------------
UNITS OF PARTICIPATION:
PARTCIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
Units issued ........................................       466,959      $   7,910,046         246,036      $   4,484,300
Units redeemed ......................................      (890,913)       (14,663,679)       (839,853)       (15,051,866)
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) .............................      (423,954)     $  (6,753,633)       (593,817)     $ (10,567,566)
===========================================================================================================================



All of the Fund's units outstanding were held by one unitholder at December 31, 2002.




   The accompanying notes are an integral part of these financial statements.


                                     SAI-54

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- MODERATE




Financial Highlights



(FOR A UNIT OF PARTICIPATION OUTSTANDING THROUGHOUT THE YEAR)
-----------------------------------------------------------------------------------------------------------------------
                                                                          YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------
                                                        2002          2001          2000          1999          1998
-----------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............    $  18.00      $  18.82      $  19.16      $  16.96      $  14.60
-----------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a)(b) .............        0.00          0.05          0.09          0.06          0.06
Net realized and unrealized gain (loss) .........       (1.63)        (0.87)        (0.43)         2.14          2.30
-----------------------------------------------------------------------------------------------------------------------
Total from investment operations ................       (1.63)        (0.82)        (0.34)         2.20          2.36
-----------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................    $  16.37      $  18.00      $  18.82      $  19.16      $  16.96
=====================================================================================================================
Total return (%) (c) ............................       (9.09)        (4.36)        (1.78)        12.97         16.16
Ratios to Average Net Assets
Ratio of expenses (%) (d) .......................        0.19          0.17          0.18          0.19          0.19
Ratio of net investment (loss) (%) ..............        0.02          0.28          0.47          0.34          0.37
Portfolio turnover (%) ..........................          25            21            51            33            46
Net assets, end of year (000,000s) ..............    $     90      $    107      $    123      $    133      $    125



----------

(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Zero amounts represent that which are less than $0.005 or 0.005% or($0.005) or (0.005%) if negative.

(c) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(d) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.




   The accompanying notes are an integral part of these financial statements.


                                     SAI-55

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- MODERATE



Schedule of Investments





(SHOWING PERCENTAGE OF TOTAL VALUE OF INVESTMENTS)
DECEMBER 31, 2001
-------------------------------------------------------------------------------------
               STATE STREET BANK AND TRUST COMPANY
  UNITS        COLLECTIVE INVESTMENT FUNDS -- 100.0%                       VALUE
-------------------------------------------------------------------------------------
 1,825,990     Daily EAFE Fund(1) .................................    $13,594,499
 1,441,145     Government Corporate Bond Fund(1) ..................     26,955,170
   411,810     Russell 2000 Index Security Lending Fund(1) ........      9,020,278
   203,670     S&P 500 Flagship Fund(1) ...........................     31,523,070
 9,001,647     Short Term Investment Fund(1) ......................      9,001,647
               -------------------------------------------------------------------
               TOTAL COLLECTIVE INVESTMENT FUNDS ..................     90,094,664
               TOTAL INVESTMENTS -- 100%
               (COST $90,492,495)..................................    $90,094,664
==================================================================================



----------
(1)  Collective investment fund advised by State Street Global Advisors.



     The accompanying notes are an integral part of these financial statements.


                                     SAI-56

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- MODERATE

Notes to Financial Statements
December 31, 2002
--------------------------------------------------------------------------------


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE


   State Street Bank and Trust Company ("State Street Bank") Lifecycle Fund Group Trust -- Moderate (the "Fund") was formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to seek to provide growth of capital and a reasonable level of current income. The Fund will attempt to achieve its investment objective by investing in other collective investment funds (each an "underlying fund"), managed by the Trustee, which have characteristics consistent with the overall investment objective. Refer to the financial statements of each underlying fund for disclosure of its accounting policies. State Street Bank is Trustee, custodian, and recordkeeper of the Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

   A. SECURITY VALUATION
   Equity investments of the underlying funds for which market quotations are readily available are valued at the last reported sale price on valuation date, or if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Fixed income investments of the underlying funds are valued on the basis of valuations furnished by a pricing service approved by the Trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.

   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME
   Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Distributions received from collective investment funds are recorded on the ex-dividend date and retain the character of income as earned by the underlying fund. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.

   Collective investment funds, in which the Fund invests, may retain investment income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income of the underlying funds.

   C. INCOME TAXES
   It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.

   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION
   The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions



                                     SAI-57

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST -- MODERATE

Notes to Financial Statements
December 31, 2002 (Concluded)
--------------------------------------------------------------------------------


   of Fund units are made on such days, based upon the value of the Fund as of the Fund's valuation date last preceding the date on which such order to contribute or withdraw assets is received. The Trustee, in its sole discretion, reserves the right to value any contribution or withdrawal as of the next succeeding valuation date or another date as the Trustee deems appropriate.

   E. EXPENSES
   Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Trustee is paid a management fee by the Fund at the annual rate of .17% of the Fund's daily net asset value. The Trustee is paid an annual administration fee of $12,000. The Fund indirectly bears the expenses paid by the underlying funds, if any.

   F. DISTRIBUTIONS TO PARTICIPANTS
   Net investment income (including security lending fee income, if any) and net realized gains are retained by the Fund.

3. GLOBAL SECURITIES LENDING PROGRAM

   Fund participants have authorized the Fund to invest in certain collective investment funds that participate in the Global Securities Lending Program maintained by State Street Bank.

4. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2002 were $25,082,603 and $31,846,983, respectively.



                                     SAI-58

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Trustee of
State Street Bank and Trust Company
S&P 500 Flagship Fund
and State Street Bank and Trust Company
S&P 500 Flagship Non-Lending Fund


In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company S&P 500 Flagship Fund and State Street Bank and Trust Company S&P 500 Flagship Non-Lending Fund at December 31, 2002, and the results of their operations, the changes in their net assets and each of their financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodian, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 14, 2003


                                     SAI-59

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND




Combined Statement of Assets and Liabilities
December 31, 2002

----------------------------------------------------------------------------------------------------------
ASSETS
Investments in securities, at value, (including securities on loan of $1,332,723,937)
 (cost $66,296,198,091)..................................................................  $58,754,013,378
Investments held as collateral for securities loaned ....................................    1,413,118,780
Receivable for investments sold .........................................................      295,968,070
Variation margin receivable .............................................................        1,423,800
Dividends receivable ....................................................................       91,250,653
Interest receivable .....................................................................          894,871
----------------------------------------------------------------------------------------------------------
Total assets ............................................................................   60,556,669,552
----------------------------------------------------------------------------------------------------------
LIABILITIES
Payable for collateral on securities loaned .............................................    1,413,118,780
Payable for Fund units redeemed .........................................................      322,453,953
Accrued expenses ........................................................................          170,642
----------------------------------------------------------------------------------------------------------
   Total liabilities ....................................................................    1,735,743,375
----------------------------------------------------------------------------------------------------------
NET ASSETS ..............................................................................  $58,820,926,177
==========================================================================================================
S&P 500 FLAGSHIP FUND
 (348,868,687 units outstanding, at $154.78 per unit net asset value) ...................  $53,996,200,471
S&P 500 FLAGSHIP NON-LENDING FUND
 (31,172,485 units outstanding, at $154.78 per unit net asset value) ....................    4,824,725,706
----------------------------------------------------------------------------------------------------------
                                                                                           $58,820,926,177
==========================================================================================================


   The accompanying notes are an integral part of these financial statements.

                                     SAI-60

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Statement of Operations
Year Ended December 31, 2002

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
 Dividends (net of taxes withheld of $1,895) .............................................   $   1,023,939,896
 Interest ................................................................................          13,273,830
 Securities lending fee income (net of related expenses), allocated to the Lending Fund ..           4,128,421
--------------------------------------------------------------------------------------------------------------
   Total investment income ...............................................................       1,041,342,147
--------------------------------------------------------------------------------------------------------------
EXPENSES
 Custody .................................................................................           2,117,472
 Audit ...................................................................................              62,000
 Other ...................................................................................               1,500
--------------------------------------------------------------------------------------------------------------
   Total expenses ........................................................................           2,180,972
--------------------------------------------------------------------------------------------------------------
   Net investment income (loss) ..........................................................       1,039,161,175
--------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ...........................................................................      (1,596,514,243)
   Futures contracts .....................................................................        (158,938,095)
--------------------------------------------------------------------------------------------------------------
                                                                                                (1,755,452,338)
--------------------------------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ...........................................................................     (15,322,681,091)
   Futures contracts .....................................................................         (32,974,704)
--------------------------------------------------------------------------------------------------------------
                                                                                               (15,355,655,795)
--------------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) .................................................     (17,111,108,133)
--------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................   $ (16,071,946,958)
==============================================================================================================


   The accompanying notes are an integral part of these financial statements.

                                     SAI-61

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Statement of Changes in Net Assets




                                                                                       YEAR ENDED DECEMBER 31,
                                                                                       2002                2001
----------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) .................................................  $   1,039,161,175   $     960,837,747
Net realized gain (loss) .....................................................     (1,755,452,338)        292,224,706
Net change in unrealized appreciation (depreciation) .........................    (15,355,655,795)    (10,345,154,368)
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations ..............    (16,071,946,958)     (9,092,091,915)
----------------------------------------------------------------------------------------------------------------------
Distributions of security lending fee income, allocated to the Lending Fund
 participants ................................................................         (4,128,421)         (3,710,107)
Net increase (decrease) in net assets resulting from participant transactions       3,816,157,284       3,483,508,705
----------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS ........................................    (12,259,918,095)     (5,612,293,317)
NET ASSETS
 Beginning of year ...........................................................     71,080,844,272      76,693,137,589
----------------------------------------------------------------------------------------------------------------------
 End of year .................................................................  $  58,820,926,177   $  71,080,844,272
======================================================================================================================




   The accompanying notes are an integral part of these financial statements.


                                     SAI-62

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Statement of Changes in Net Assets (Continued)




                                                                          YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------------------------------------
                                                                2002                                   2001
                                               --------------------------------------  -------------------------------------
                                                     UNITS              AMOUNT               UNITS             AMOUNT
----------------------------------------------------------------------------------------------------------------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS
 FOLLOWS:
LENDING FUND
Units issued ................................      94,473,861     $  16,124,195,966        99,682,659    $  19,746,911,922
Issued upon reinvestment of distributions ...              --                    --             2,093              411,656
Units redeemed ..............................     (61,529,262)      (10,446,896,132)      (69,392,439)     (13,495,927,787)
----------------------------------------------------------------------------------------------------------------------------
 Total ......................................      32,944,599     $   5,677,299,834        30,292,313    $   6,251,395,791
----------------------------------------------------------------------------------------------------------------------------
NON-LENDING FUND
Units issued ................................       4,397,428     $     762,548,309        10,183,674    $   2,090,382,395
Units redeemed ..............................     (15,319,023)       (2,623,690,859)      (22,818,968)      (4,858,269,481)
----------------------------------------------------------------------------------------------------------------------------
 Total ......................................     (10,921,595)    $  (1,861,142,550)      (12,635,294)   $  (2,767,887,086)
----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) .....................      22,023,004     $   3,816,157,284        17,657,019    $   3,483,508,705
============================================================================================================================



LENDING FUND


Units in excess of 10% of the Lending Fund units outstanding at December 31, 2002 held by 1 of the Lending Fund's unitholders aggregated 31% of the Lending Fund's total units outstanding. NON-LENDING FUND


Units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 2002 held by 4 of the Non-Lending Fund's unitholders aggregated 76% of the Non-Lending Fund's total units outstanding.



   The accompanying notes are an integral part of these financial statements.

                                     SAI-63

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND


Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)



                                                                       YEAR ENDED DECEMBER 31,
                                               ------------------------------------------------------------------------
                                                   2002           2001           2000           1999           1998
                                               ------------   ------------   ------------   ------------   ------------
SELECTED PER UNIT DATA
Net asset value, beginning of year .........    $  198.54      $  225.33      $  247.79      $  204.72      $  159.26
-----------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) ...........         2.81           2.77           2.90           2.99           2.77
Net realized and unrealized gain (loss).....       (46.56)        (29.55)        (25.33)         40.09          42.70
-----------------------------------------------------------------------------------------------------------------------
Total from investment operations ...........       (43.75)        (26.78)        (22.43)         43.08          45.47
Distribution of securities lending fee
 income ....................................        (0.01)         (0.01)         (0.03)         (0.01)         (0.01)
-----------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ...............    $  154.78      $  198.54      $  225.33      $  247.79      $  204.72
=======================================================================================================================
Total return (%) (b) .......................       (22.03)        (11.89)         (9.05)         21.04          28.55
=======================================================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (c) ..................         0.00           0.00           0.00           0.00           0.00
-----------------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) .........         1.62           1.35           1.20           1.35           1.55
-----------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%) .....................           24             19             26             13             18
-----------------------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) .........    $  53,996      $  62,723      $  64,361      $  75,574      $  49,893
=======================================================================================================================



(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions, if any. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) Zero amounts represent that which are less than $0.005 or 0.005% or ($0.005) or (0.005%) if negative.



   The accompanying notes are an integral part of these financial statements.

                                     SAI-64

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP NON-LENDING FUND




Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)

                                                                       YEAR ENDED DECEMBER 31,
                                               ------------------------------------------------------------------------
                                                   2002           2001           2000           1999           1998
                                               ------------   ------------   ------------   ------------   ------------
SELECTED PER UNIT DATA
Net asset value, beginning of year .........    $  198.54      $  225.33      $  247.79      $  204.72      $  159.26
-----------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) ...........         2.80           2.76           2.87           2.98           2.76
Net realized and unrealized gain (loss).....       (46.56)        (29.55)        (25.33)         40.09          42.70
-----------------------------------------------------------------------------------------------------------------------
Total from investment operations ...........       (43.76)        (26.79)        (22.46)         43.07          45.46
-----------------------------------------------------------------------------------------------------------------------
Net asset value, end of year                    $  154.78      $  198.54      $  225.33      $  247.79      $  204.72
=======================================================================================================================
Total return (%) (b) .......................       (22.04)        (11.89)         (9.06)         21.04          28.54
=======================================================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (c) ..................         0.00           0.00           0.00           0.00           0.00
-----------------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) .........         1.61           1.34           1.19           1.34           1.55
-----------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%) .....................           24             19             26             13             18
-----------------------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) .........    $   4,825      $   8,357      $  12,332      $  14,321      $  12,791
=======================================================================================================================



(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) Zero amounts represent that which are less than 0.005% or (0.005%) if negative.



   The accompanying notes are an integral part of these financial statements.

                                     SAI-65

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



---------------------------------------------------------------------------------------
                                                   SHARES
                                          (UNLESS OTHERWISE NOTED)         VALUE
---------------------------------------------------------------------------------------
COMMON STOCK -- 98.6%
3M Co ..................................          2,757,789          $   340,035,384
Abbott Laboratories ....................         11,147,604              445,904,160
ACE Ltd ................................          1,865,356               54,729,545
ADC Telecommunications Inc .............          5,333,081               11,146,139
Adobe Systems Inc ......................          1,697,572               42,101,483
Advanced Micro Devices Inc .............          2,384,114               15,401,376
AES Corp/The ...........................          3,853,427               11,637,350
Aetna Inc ..............................          1,078,037               44,328,881
Aflac Inc ..............................          3,677,328              110,761,119
Agilent Technologies Inc ...............          3,302,441               59,311,840
Air Products & Chemicals Inc ...........          1,617,887               69,164,669
Alberto-Culver Co ......................            398,016               20,060,006
Albertson's Inc ........................          2,889,443               64,319,001
Alcoa Inc ..............................          6,011,765              136,948,007
Allegheny Energy Inc ...................            865,233                6,541,161
Allegheny Technologies Inc .............            579,632                3,611,107
Allergan Inc ...........................            917,888               52,888,707
Allied Waste Industries Inc ............          1,402,518               14,025,180
Allstate Corp/The ......................          5,050,927              186,833,790
Alltel Corp ............................          2,208,573              112,637,223
Altera Corp ............................          2,770,976               34,166,134
AMBAC Financial Group Inc ..............            768,852               43,240,236
Amerada Hess Corp ......................            630,254               34,695,483
Ameren Corp ............................          1,032,138               42,905,977
American Electric Power Co Inc .........          2,411,532               65,907,170
American Express Co ....................          9,379,087              331,550,725
American Greetings .....................            400,790                6,332,482
American International Group ...........         18,543,341            1,072,732,277
American Power Conversion ..............          1,382,546               20,945,572
American Standard Cos Inc ..............            508,669               36,186,713
AmerisourceBergen Corp .................            749,382               40,698,936
Amgen Inc ..............................          9,127,938              441,244,523
AMR Corp ...............................          1,098,330                7,248,978
AmSouth Bancorp ........................          2,494,843               47,900,986
Anadarko Petroleum Corp ................          1,774,769               85,011,435
Analog Devices Inc .....................          2,610,847               62,320,918
Andrew Corp ............................            662,765                6,813,224


   The accompanying notes are an integral part of these financial statements.

                                     SAI-66

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002


------------------------------------------------------------------------------------------------
                                                             SHARES
                                                    (UNLESS OTHERWISE NOTED)        VALUE
------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Anheuser-Busch Cos Inc ...........................          6,141,743          $   297,260,361
Anthem Inc .......................................          1,000,801               62,950,383
AOL Time Warner Inc ..............................         31,798,883              416,565,367
AON Corp .........................................          2,144,113               40,502,295
Apache Corp ......................................            958,840               54,644,292
Apollo Group Inc .................................          1,255,904               55,259,776
Apple Computer Inc ...............................          2,613,330               37,449,019
Applera Corp -- Applied Biosystems Group .........          1,518,042               26,626,457
Applied Materials Inc ............................         11,753,265              153,145,043
Applied Micro Circuits Corp ......................          2,142,644                7,906,356
Archer-Daniels-Midland Co ........................          4,592,841               56,951,228
Ashland Inc ......................................            449,520               12,824,806
AT&T Corp ........................................          5,462,524              142,626,502
AT&T Wireless Services Inc .......................         19,150,423              108,199,890
Autodesk Inc .....................................            850,683               12,164,767
Automatic Data Processing ........................          4,287,365              168,279,076
Autozone Inc .....................................            707,771               50,004,021
Avaya Inc ........................................          2,604,169                6,380,214
Avery Dennison Corp ..............................            783,515               47,857,096
Avon Products Inc ................................          1,661,504               89,505,220
Baker Hughes Inc .................................          2,397,700               77,181,963
Ball Corp ........................................            382,223               19,565,995
Bank of America Corp .............................         10,638,668              740,132,133
Bank of New York Co Inc/The ......................          5,161,037              123,658,447
Bank One Corp ....................................          8,352,354              305,278,539
Bausch & Lomb Inc ................................            384,609               13,845,924
Baxter International Inc .........................          4,321,272              120,995,616
BB&T Corp ........................................          3,416,653              126,381,994
Bear Stearns Cos Inc/The .........................            706,814               41,984,752
Becton Dickinson & Co ............................          1,832,549               56,240,929
Bed Bath & Beyond Inc ............................          2,091,847               72,231,477
BellSouth Corp ...................................         13,264,608              343,155,409
Bemis Co .........................................            379,834               18,851,161
Best Buy Co Inc ..................................          2,295,738               55,442,073
Big Lots Inc .....................................            822,371               10,879,968
Biogen Inc .......................................          1,063,719               42,612,583
Biomet Inc .......................................          1,895,881               54,335,949
BJ Services Co ...................................          1,169,391               37,783,023
Black & Decker Corp ..............................            530,204               22,740,450


The accompanying notes are an integral part of these financial statements.


                                     SAI-67

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



------------------------------------------------------------------------------------------------
                                                      SHARES
                                             (UNLESS OTHERWISE NOTED)        VALUE
------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
BMC Software Inc ..........................          1,702,565          $    29,130,887
Boeing Co/The .............................          5,939,900              195,957,301
Boise Cascade Corp ........................            413,512               10,428,773
Boston Scientific Corp ....................          2,912,652              123,845,963
Bristol-Myers Squibb Co ...................         13,804,333              319,570,309
Broadcom Corp .............................          1,956,751               29,468,670
Brown-Forman Corp .........................            486,607               31,804,634
Brunswick Corp ............................            639,906               12,708,533
Burlington Northern Santa Fe Corp .........          2,716,533               70,657,023
Burlington Resources Inc ..................          1,435,347               61,217,550
Calpine Corp ..............................          2,713,008                8,844,406
Campbell Soup Co ..........................          2,917,548               68,474,852
Capital One Financial Corp ................          1,652,682               49,117,709
Cardinal Health Inc .......................          3,220,393              190,615,062
Carmax Inc ................................             63,498                1,135,344
Carnival Corp .............................          4,163,003              103,866,925
Caterpillar Inc ...........................          2,443,510              111,717,277
Cendant Corp ..............................          7,439,272               77,963,571
Centerpoint Energy Inc ....................          2,183,442               18,559,257
Centex Corp ...............................            473,720               23,780,744
CenturyTel Inc ............................          1,007,764               29,608,106
Charles Schwab Corp/The ...................          9,656,577              104,773,860
Charter One Financial Inc .................          1,637,153               47,035,406
ChevronTexaco Corp ........................          7,623,173              506,788,541
Chiron Corp ...............................          1,301,818               48,948,357
Chubb Corp ................................          1,229,672               64,188,878
CIENA Corp ................................          3,104,659               15,957,947
Cigna Corp ................................          1,006,614               41,391,968
Cincinnati Financial Corp .................          1,140,400               42,822,020
Cinergy Corp ..............................          1,242,666               41,902,698
Cintas Corp ...............................          1,207,034               55,221,806
Circuit City Stores Inc ...................          1,453,247               10,783,093
Cisco Systems Inc .........................         51,699,682              677,265,834
Citigroup Inc .............................         36,772,399            1,294,020,721
Citizens Communications Co ................          2,001,130               21,111,922
Citrix Systems Inc ........................          1,359,937               16,754,424
Clear Channel Communications Inc ..........          4,302,637              160,445,334
Clorox Co .................................          1,635,795               67,476,544
CMS Energy Corp ...........................          1,017,959                9,609,533


The accompanying notes are an integral part of these financial statements.


                                     SAI-68

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



------------------------------------------------------------------------------------------------
                                                          SHARES
                                                 (UNLESS OTHERWISE NOTED)        VALUE
------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Coca-Cola Co/The ..............................         17,689,491          $   775,153,496
Coca-Cola Enterprises Inc .....................          3,169,675               68,845,341
Colgate-Palmolive Co ..........................          3,865,151              202,649,867
Comcast Corp Class A ..........................         12,362,137              291,375,569
Comcast Corp Special Class A ..................          4,089,700               92,386,323
Comerica Inc ..................................          1,248,495               53,984,924
Computer Associates International Inc .........          4,103,191               55,393,079
Computer Sciences Corp ........................          1,278,693               44,050,974
Compuware Corp ................................          2,708,247               12,999,586
Comverse Technology Inc .......................          1,332,579               13,352,442
ConAgra Foods Inc .............................          3,828,596               95,753,186
Concord EFS Inc ...............................          3,800,392               59,818,170
ConocoPhillips ................................          4,840,609              234,237,070
Consolidated Edison Inc .......................          1,516,042               64,916,918
Constellation Energy Group Inc ................          1,174,683               32,679,681
Convergys Corp ................................          1,233,493               18,687,419
Cooper Industries Ltd .........................            680,094               24,789,426
Cooper Tire & Rubber Co .......................            521,888                8,005,762
Coors (Adolph) ................................            254,672               15,598,660
Corning Inc ...................................          8,093,799               26,790,475
Costco Wholesale Corp .........................          3,238,564               90,874,106
Countrywide Financial Corp ....................            936,874               48,389,542
CR Bard Inc ...................................            364,135               21,119,830
Crane Co ......................................            420,637                8,383,295
CSX Corp ......................................          1,519,609               43,020,131
Cummins Inc ...................................            293,348                8,251,879
CVS Corp ......................................          2,844,346               71,023,320
Dana Corp .....................................          1,204,117               14,160,416
Danaher Corp ..................................          1,086,454               71,380,028
Darden Restaurants Inc ........................          1,263,219               25,832,829
Deere & Co ....................................          1,697,690               77,839,087
Dell Computer Corp ............................         18,484,956              494,287,723
Delphi Corp ...................................          4,041,974               32,537,891
Delta Air Lines Inc ...........................            935,606               11,320,833
Deluxe Corp ...................................            449,872               18,939,611
Devon Energy Corp .............................          1,146,978               52,646,290
Dillard's Inc/AR ..............................            678,057               10,753,984
Dollar General Corp ...........................          2,387,850               28,534,808
Dominion Resources Inc/VA .....................          2,147,272              117,885,233


The accompanying notes are an integral part of these financial statements.


                                     SAI-69

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



------------------------------------------------------------------------------------------------
                                                          SHARES
                                                 (UNLESS OTHERWISE NOTED)        VALUE
------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Dover Corp ....................................          1,447,910          $    42,221,056
Dow Chemical Co/The ...........................          6,530,154              193,945,574
Dow Jones & Co Inc ............................            599,476               25,915,347
DTE Energy Co .................................          1,201,715               55,759,576
Du Pont EI de Nemours & Co ....................          7,101,494              301,103,346
Duke Energy Corp ..............................          6,297,240              123,048,070
Dynegy Inc ....................................          2,622,734                3,094,826
Eastman Chemical Co ...........................            555,757               20,435,185
Eastman Kodak Co ..............................          2,047,529               71,745,416
Eaton Corp ....................................            491,598               38,398,720
eBay Inc ......................................          2,141,079              145,207,978
Ecolab Inc ....................................            910,563               45,072,869
Edison International ..........................          2,369,363               28,076,952
EL Paso Corp ..................................          4,300,764               29,933,317
Electronic Arts Inc ...........................            988,575               49,201,378
Electronic Data Systems Corp ..................          3,435,853               63,322,771
Eli Lilly & Co ................................          8,008,668              508,550,418
EMC Corp/Massachusetts ........................         15,678,622               96,266,739
Emerson Electric Co ...........................          3,015,404              153,333,293
Engelhard Corp ................................            972,319               21,731,330
Entergy Corp ..................................          1,522,487               69,410,182
EOG Resources Inc .............................            828,823               33,086,614
Equifax Inc ...................................          1,053,989               24,389,305
Equity Office Properties Trust (REIT) .........          2,869,323               71,675,689
Equity Residential (REIT) .....................          1,956,534               48,091,606
Exelon Corp ...................................          2,289,913              120,838,709
Exxon Mobil Corp ..............................         48,109,366            1,680,941,248
Family Dollar Stores ..........................          1,264,997               39,480,556
Fannie Mae ....................................          7,087,658              455,949,039
Federated Department Stores ...................          1,473,380               42,374,409
FedEx Corp ....................................          2,107,685              114,278,681
Fifth Third Bancorp ...........................          4,142,745              242,557,720
First Data Corp ...............................          5,387,988              190,788,655
First Tennessee National Corp .................            905,720               32,551,577
FirstEnergy Corp ..............................          2,124,629               70,049,018
Fiserv Inc ....................................          1,365,195               46,348,370
FleetBoston Financial Corp ....................          7,524,355              182,841,827
Fluor Corp ....................................            565,992               15,847,776
Ford Motor Co .................................         12,980,315              120,716,930

The accompanying notes are an integral part of these financial statements.


                                     SAI-70

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



------------------------------------------------------------------------------------------------
                                                          SHARES
                                                 (UNLESS OTHERWISE NOTED)        VALUE
------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Forest Laboratories Inc .......................          1,287,385          $   126,446,955
Fortune Brands Inc ............................          1,069,553               49,744,910
FPL Group Inc .................................          1,321,148               79,440,629
Franklin Resources Inc ........................          1,827,721               62,288,732
Freddie Mac ...................................          4,987,163              294,491,975
Freeport-McMoRan Copper & Gold Inc ............          1,149,926               19,295,758
Gannett Co Inc ................................          1,915,680              137,545,824
Gap Inc/The ...................................          6,189,712               96,064,330
Gateway Inc ...................................          2,304,204                7,235,201
General Dynamics Corp .........................          1,455,512              115,523,987
General Electric Co ...........................         70,934,180            1,727,247,273
General Mills Inc .............................          2,622,305              123,117,220
General Motors Corp ...........................          4,007,822              147,728,319
Genuine Parts Co ..............................          1,262,995               38,900,246
Genzyme Corp-Genl Division ....................          1,518,109               44,890,483
Georgia-Pacific Corp ..........................          1,742,638               28,161,030
Gillette Co/The ...............................          7,575,136              229,981,129
Golden West Financial Corp ....................          1,109,388               79,665,152
Goldman Sachs Group Inc .......................          3,424,880              233,234,328
Goodrich Corp .................................            770,099               14,108,214
Goodyear Tire & Rubber Co/The .................          1,264,374                8,610,387
Great Lakes Chemical Corp .....................            352,988                8,429,353
Guidant Corp ..................................          2,162,431               66,710,996
H&R Block Inc .................................          1,290,370               51,872,874
Halliburton Co ................................          3,114,345               58,269,395
Harley-Davidson Inc ...........................          2,179,600              100,697,520
Harrah's Entertainment Inc ....................            808,751               32,026,540
Hartford Financial Services Group Inc .........          1,762,284               80,060,562
Hasbro Inc ....................................          1,345,647               15,542,223
HCA Inc .......................................          3,703,872              153,710,688
Health Management Associates Inc ..............          1,727,377               30,920,048
Healthsouth Corp ..............................          2,814,938               11,822,740
Hercules Inc ..................................            882,108                7,762,550
Hershey Foods Corp ............................            968,289               65,301,410
Hewlett-Packard Co ............................         21,826,182              378,902,520
Hilton Hotels Corp ............................          2,699,564               34,311,458
HJ Heinz Co ...................................          2,466,958               81,088,909
Home Depot Inc ................................         16,836,509              403,402,756
Honeywell International Inc ...................          5,866,094              140,786,256


The accompanying notes are an integral part of these financial statements.


                                     SAI-71

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



------------------------------------------------------------------------------------------------
                                                           SHARES
                                                  (UNLESS OTHERWISE NOTED)        VALUE
------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Household International Inc ....................          3,268,427          $    90,894,955
Humana Inc .....................................          1,300,873               13,008,730
Huntington Bancshares Inc ......................          1,734,977               32,461,420
Illinois Tool Works Inc ........................          2,190,922              142,103,201
IMS Health Inc .................................          2,010,232               32,163,712
Ingersoll-Rand Co ..............................          1,220,595               52,558,821
Intel Corp .....................................         47,347,093              737,194,238
International Business Machines Corp ...........         12,072,267              935,600,693
International Flavors & Fragrances Inc .........            671,132               23,556,733
International Game Technology ..................            623,951               47,370,360
International Paper Co .........................          3,438,686              120,250,849
Interpublic Group Cos Inc ......................          2,812,200               39,595,776
Intuit Inc .....................................          1,493,031               70,053,015
ITT Industries Inc .............................            657,028               39,875,029
Jabil Circuit Inc ..............................          1,374,093               24,623,747
Janus Capital Group Inc ........................          1,580,395               20,655,763
JC Penney Co Inc Holding Co ....................          1,843,863               42,427,288
JDS Uniphase Corp ..............................          9,764,968               24,119,471
Jefferson-Pilot Corp ...........................          1,059,630               40,382,499
John Hancock Financial Services Inc ............          2,068,167               57,701,859
Johnson & Johnson ..............................         21,208,980            1,139,134,316
Johnson Controls Inc ...........................            643,021               51,550,994
Jones Apparel Group Inc ........................            918,732               32,559,862
JP Morgan Chase & Co ...........................         14,168,595              340,046,280
KB Home ........................................            358,051               15,342,485
Kellogg Co .....................................          2,925,375              100,252,601
Kerr-McGee Corp ................................            717,982               31,806,603
Keycorp ........................................          3,024,979               76,047,972
KeySpan Corp ...................................          1,000,684               35,264,104
Kimberly-Clark Corp ............................          3,680,067              174,692,780
Kinder Morgan Inc ..............................            809,036               34,197,952
King Pharmaceuticals Inc .......................          1,803,675               31,005,173
Kla-Tencor Corp ................................          1,347,472               47,660,085
Knight-Ridder Inc ..............................            596,181               37,708,448
Kohl's Corp ....................................          2,433,274              136,141,680
Kroger Co ......................................          5,632,620               87,023,979
Leggett & Platt Inc ............................          1,390,702               31,207,353
Lehman Brothers Holdings Inc ...................          1,721,376               91,732,127
Lexmark International Inc ......................            901,146               54,519,333


The accompanying notes are an integral part of these financial statements.


                                     SAI-72

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-------------------------------------------------------------------------------------
                                                 SHARES
                                        (UNLESS OTHERWISE NOTED)        VALUE
-------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Lincoln National Corp ................          1,391,761          $    43,951,812
Linear Technology Corp ...............          2,281,305               58,675,165
Liz Claiborne Inc ....................            765,600               22,700,040
Lockheed Martin Corp .................          3,269,481              188,812,528
Loews Corp ...........................          1,313,043               58,377,892
Louisiana-Pacific Corp ...............            742,820                5,987,129
Lowe's Cos Inc .......................          5,535,294              207,573,525
LSI Logic Corp .......................          2,617,650               15,103,841
Ltd Brands ...........................          3,727,927               51,930,023
Lucent Technologies Inc ..............         24,118,035               30,388,724
Manor Care Inc .......................            698,418               12,997,559
Marathon Oil Corp ....................          2,256,151               48,033,455
Marriott International Inc ...........          1,707,203               56,115,763
Marsh & McLennan Cos Inc .............          3,839,084              177,404,072
Marshall & Ilsley Corp ...............          1,514,396               41,464,162
Masco Corp ...........................          3,549,120               74,708,976
Mattel Inc ...........................          3,183,194               60,958,165
Maxim Integrated Products ............          2,319,776               76,645,399
May Department Stores Co/The .........          2,051,221               47,137,059
Maytag Corp ..........................            646,656               18,429,696
MBIA Inc .............................          1,062,080               46,582,829
MBNA Corp ............................          9,102,465              173,128,884
McDermott International Inc ..........            450,552                1,973,418
McDonald's Corp ......................          9,108,021              146,456,978
McGraw-Hill Cos Inc/The ..............          1,387,583               83,865,517
McKesson Corp ........................          2,081,986               56,276,082
MeadWestvaco Corp ....................          1,519,449               37,545,585
Medimmune Inc ........................          1,798,217               48,857,556
Medtronic Inc ........................          8,667,394              395,233,166
Mellon Financial Corp ................          3,095,329               80,819,040
Merck & Co Inc .......................         16,033,324              907,646,472
Mercury Interactive Corp .............            598,016               17,731,174
Meredith Corp ........................            351,974               14,469,651
Merrill Lynch & Co Inc ...............          6,159,739              233,762,095
Metlife Inc ..........................          4,875,270              131,827,301
MGIC Investment Corp .................            793,786               32,783,362
Micron Technology Inc ................          4,334,523               42,218,254
Microsoft Corp .......................         38,224,656            1,976,214,715
Millipore Corp .......................            398,195               13,538,630


The accompanying notes are an integral part of these financial statements.


                                     SAI-73

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



--------------------------------------------------------------------------------------
                                                  SHARES
                                         (UNLESS OTHERWISE NOTED)        VALUE
--------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Mirant Corp ...........................          2,854,134          $     5,394,313
Molex Inc .............................          1,368,192               31,523,144
Monsanto Co ...........................          1,897,838               36,533,382
Moody's Corp ..........................          1,104,632               45,610,255
Morgan Stanley ........................          7,835,106              312,777,432
Motorola Inc ..........................         16,569,629              143,327,291
Nabors Industries Ltd .................          1,032,509               36,416,592
National City Corp ....................          4,394,490              120,057,467
National Semiconductor Corp ...........          1,400,231               21,017,467
Navistar International Corp ...........            434,371               10,559,559
NCR Corp ..............................            717,099               17,023,930
Network Appliance Inc .................          2,402,637               24,026,370
New York Times Co .....................          1,075,958               49,203,559
Newell Rubbermaid Inc .................          1,905,637               57,797,970
Newmont Mining Corp ...................          2,870,398               83,327,654
Nextel Communications Inc .............          6,879,156               79,454,252
Nicor Inc .............................            372,375               12,671,921
Nike Inc ..............................          1,929,084               85,786,365
NiSource Inc ..........................          1,624,455               32,489,100
Noble Corp ............................            952,152               33,468,143
Nordstrom Inc .........................            965,619               18,317,792
Norfolk Southern Corp .................          2,869,493               57,361,165
North Fork Bancorporation Inc .........          1,185,287               39,991,583
Northern Trust Corp ...................          1,577,443               55,289,377
Northrop Grumman Corp .................          1,296,937              125,802,889
Novell Inc ............................          2,579,229                8,614,625
Novellus Systems Inc ..................          1,056,217               29,658,573
Nucor Corp ............................            559,757               23,117,964
Nvidia Corp ...........................          1,089,366               12,538,603
Occidental Petroleum Corp .............          2,622,312               74,604,776
Office Depot Inc ......................          2,240,437               33,068,850
Omnicom Group .........................          1,348,505               87,113,423
Oracle Corp ...........................         38,598,255              416,861,154
Paccar Inc ............................            829,919               38,284,163
Pactiv Corp ...........................          1,138,197               24,880,986
Pall Corp .............................            893,735               14,907,500
Parametric Technology Corp ............          1,879,823                4,737,154
Parker Hannifin Corp ..................            805,084               37,138,525
Paychex Inc ...........................          2,683,132               74,859,383


The accompanying notes are an integral part of these financial statements.


                                     SAI-74

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



------------------------------------------------------------------------------------------------
                                                        SHARES
                                               (UNLESS OTHERWISE NOTED)        VALUE
------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Peoples Energy Corp .........................            242,415          $     9,369,340
Peoplesoft Inc ..............................          2,224,152               40,701,982
Pepsi Bottling Group Inc ....................          2,082,080               53,509,456
PepsiCo Inc .................................         12,351,585              521,483,919
PerkinElmer Inc .............................            914,111                7,541,416
Pfizer Inc ..................................         44,152,903            1,349,754,245
PG&E Corp ...................................          2,920,352               40,592,893
Pharmacia Corp ..............................          9,186,894              384,012,169
Phelps Dodge Corp ...........................            711,766               22,527,394
Philip Morris Cos Inc .......................         14,793,453              599,578,650
Pinnacle West Capital Corp ..................            600,980               20,487,408
Pitney Bowes Inc ............................          1,695,880               55,387,441
Plum Creek Timber Co Inc (REIT)(1) ..........          1,320,849               31,172,036
PMC -- Sierra Inc ...........................          1,188,919                6,610,390
PNC Financial Services Group Inc ............          2,063,929               86,478,625
Power-One Inc ...............................            583,676                3,309,443
PPG Industries Inc ..........................          1,265,262               63,452,889
PPL Corp ....................................          1,164,973               40,401,264
Praxair Inc .................................          1,175,568               67,912,563
Principal Financial Group ...................          2,482,232               74,789,650
Procter & Gamble Co .........................          9,247,155              794,700,501
Progress Energy Inc .........................          1,649,692               71,514,148
Progressive Corp/The ........................          1,560,731               77,459,080
Providian Financial Corp ....................          2,042,297               13,254,508
Prudential Financial Inc ....................          4,142,396              131,479,649
Public Service Enterprise Group Inc .........          1,582,888               50,810,705
Pulte Homes Inc .............................            435,084               20,827,471
QLogic Corp .................................            605,663               20,901,430
Qualcomm Inc ................................          5,605,295              203,976,685
Quest Diagnostics ...........................            690,575               39,293,718
Quintiles Transnational Corp ................            832,783               10,076,674
Qwest Communications International ..........         11,856,700               59,283,500
RadioShack Corp .............................          1,218,982               22,843,723
Rational Software Corp ......................          1,402,843               14,575,539
Raytheon Co .................................          2,890,362               88,878,632
Reebok International Ltd ....................            425,023               12,495,676
Regions Financial Corp ......................          1,588,262               52,984,420
Reliant Resources Inc .......................              9,741                   31,171
RJ Reynolds Tobacco Holdings Inc ............            635,598               26,765,032


The accompanying notes are an integral part of these financial statements.

                                     SAI-75

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



------------------------------------------------------------------------------------------------
                                                            SHARES
                                                   (UNLESS OTHERWISE NOTED)        VALUE
------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Robert Half International Inc ...................          1,237,556          $    19,937,027
Rockwell Automation Inc .........................          1,339,883               27,748,977
Rockwell Collins Inc ............................          1,297,513               30,180,152
Rohm & Haas Co ..................................          1,591,119               51,679,545
Rowan Cos Inc ...................................            810,179               18,391,063
RR Donnelley & Sons Co ..........................            806,245               17,551,954
Ryder System Inc ................................            463,488               10,400,671
Sabre Holdings Corp .............................          1,024,017               18,544,948
Safeco Corp .....................................            989,107               34,292,340
Safeway Inc .....................................          3,246,079               75,828,405
Sanmina-SCI Corp ................................          3,743,443               16,808,059
Sara Lee Corp ...................................          5,681,405              127,888,427
SBC Communications Inc ..........................         23,666,019              641,585,775
Schering-Plough Corp ............................         10,423,012              231,390,866
Schlumberger Ltd ................................          4,069,899              171,302,049
Scientific-Atlanta Inc ..........................          1,122,442               13,312,162
Sealed Air Corp .................................            590,048               22,008,790
Sears Roebuck and Co ............................          2,270,962               54,389,540
Sempra Energy ...................................          1,449,126               34,271,830
Sherwin-Williams Co/The .........................          1,072,305               30,292,616
Siebel Systems Inc ..............................          3,381,590               25,294,293
Sigma-Aldrich Corp ..............................            542,595               26,424,377
Simon Property Group Inc ........................          1,316,203               44,843,036
SLM Corp ........................................          1,113,005              115,596,699
Snap-On Inc .....................................            419,451               11,790,768
Solectron Corp ..................................          5,875,066               20,856,484
Southern Co/The .................................          5,030,762              142,823,333
SouthTrust Corp .................................          2,571,606               63,904,409
Southwest Airlines Co ...........................          5,517,111               76,687,843
Sprint Corp-FON Group ...........................          6,356,080               92,036,038
Sprint Corp-PCS Group ...........................          7,129,900               31,228,962
St Jude Medical Inc .............................          1,306,474               51,893,147
St Paul Cos .....................................          1,616,763               55,050,780
Stanley Works/The ...............................            605,652               20,943,446
Staples Inc .....................................          3,294,142               60,282,799
Starbucks Corp ..................................          2,742,505               55,892,252
Starwood Hotels & Resorts Worldwide Inc .........          1,444,528               34,293,095
State Street Corp(2) ............................          2,336,258               91,114,062
Stryker Corp ....................................          1,400,238               93,983,975


The accompanying notes are an integral part of these financial statements.


                                     SAI-76

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



------------------------------------------------------------------------------------------------
                                                             SHARES
                                                    (UNLESS OTHERWISE NOTED)        VALUE
------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Sun Microsystems Inc .............................         22,982,708          $    71,476,222
Sungard Data Systems Inc .........................          2,032,914               47,895,454
Sunoco Inc .......................................            542,868               18,012,360
SunTrust Banks Inc ...............................          2,032,271              115,676,865
Supervalu Inc ....................................            960,291               15,854,404
Symbol Technologies Inc ..........................          1,670,299               13,729,858
Synovus Financial Corp ...........................          2,133,948               41,398,591
Sysco Corp .......................................          4,713,561              140,416,982
T Rowe Price Group Inc ...........................            873,489               23,828,780
Target Corp ......................................          6,502,718              195,081,540
TECO Energy Inc ..................................          1,162,890               17,989,908
Tektronix Inc ....................................            633,724               11,527,440
Tellabs Inc ......................................          2,896,442               21,057,133
Temple-Inland Inc ................................            389,990               17,475,452
Tenet Healthcare Corp ............................          3,488,608               57,213,171
Teradyne Inc .....................................          1,304,901               16,976,762
Texas Instruments Inc ............................         12,271,403              184,193,759
Textron Inc ......................................            994,940               42,772,471
Thermo Electron Corp .............................          1,205,923               24,263,171
Thomas & Betts Corp ..............................            414,483                7,004,763
Tiffany & Co .....................................          1,037,755               24,812,722
TJX Cos Inc ......................................          3,849,296               75,138,258
TMP Worldwide Inc ................................            792,146                8,959,171
Torchmark Corp ...................................            851,578               31,108,144
Toys R US Inc ....................................          1,513,948               15,139,480
Transocean Inc ...................................          2,315,300               53,714,960
Travelers Property Casualty Corp Class-B .........          7,138,673              104,581,559
Tribune Co .......................................          2,171,723               98,726,528
Tupperware Corp ..................................            413,216                6,231,297
TXU Corp .........................................          2,205,628               41,201,131
Tyco International Ltd ...........................         14,073,053              240,367,745
Union Pacific Corp ...............................          1,812,257              108,499,827
Union Planters Corp ..............................          1,430,706               40,260,067
Unisys Corp ......................................          2,316,033               22,928,727
United Parcel Service Inc ........................          7,927,825              500,087,201
United States Steel Corp .........................            745,694                9,783,505
United Technologies Corp .........................          3,391,201              210,050,990
UnitedHealth Group Inc ...........................          2,162,292              180,551,382
Univision Communications Inc -- Class A ..........          1,614,284               39,549,958


The accompanying notes are an integral part of these financial statements.


                                     SAI-77

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-----------------------------------------------------------------------------------
                                               SHARES
                                      (UNLESS OTHERWISE NOTED)         VALUE
-----------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Unocal Corp ........................          1,782,760          $    54,516,801
UnumProvident Corp .................          1,604,128               28,136,405
US Bancorp .........................         13,763,523              292,061,958
UST Inc ............................          1,230,138               41,123,513
Veritas Software Corp ..............          2,940,022               45,923,144
Verizon Communications Inc .........         19,506,864              755,890,988
VF Corp ............................            799,550               28,823,778
Viacom Inc .........................         12,505,371              509,718,922
Visteon Corp .......................            936,384                6,517,233
Vulcan Materials Co ................            718,078               26,927,925
Wachovia Corp ......................          9,784,762              356,556,727
Wal-Mart Stores Inc ................         31,614,110            1,596,828,696
Walgreen Co ........................          7,284,500              212,634,555
Walt Disney Co .....................         14,588,048              237,931,063
Washington Mutual Inc ..............          6,832,211              235,916,246
Waste Management Inc ...............          4,355,622               99,830,856
Waters Corp ........................          1,053,973               22,955,532
Watson Pharmaceuticals Inc .........            762,227               21,548,157
WellPoint Health Networks ..........          1,042,312               74,170,922
Wells Fargo & Co ...................         12,103,062              567,270,516
Wendy's International Inc ..........            831,983               22,521,780
Weyerhaeuser Co ....................          1,552,524               76,399,706
Whirlpool Corp .....................            494,097               25,801,745
Williams Cos Inc ...................          3,715,330               10,031,391
Winn-Dixie Stores Inc ..............          1,011,289               15,452,496
WM Wrigley Jr Co ...................          1,593,431               87,447,493
Worthington Industries .............            602,432                9,181,064
WW Grainger Inc ....................            674,088               34,749,236
Wyeth ..............................          9,442,364              353,144,414
Xcel Energy Inc ....................          2,857,829               31,436,119
Xerox Corp .........................          5,217,412               42,000,167
Xilinx Inc .........................          2,408,024               49,605,294
XL Capital Ltd .....................            953,899               73,688,698
Yahoo Inc ..........................          4,239,166               69,310,364
Yum! Brands Inc ....................          2,123,103               51,421,555
Zimmer Holdings Inc ................          1,374,546               57,071,150
Zions Bancorporation ...............            583,052               22,942,513
                                                                 ---------------
TOTAL COMMON STOCK .................                             $57,935,662,309
                                                                 ---------------



   The accompanying notes are an integral part of these financial statements.

                                     SAI-78

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 FLAGSHIP NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



                                                           PRINCIPAL AMOUNT           VALUE
                                                          ------------------   ------------------
U.S. GOVERNMENT OBLIGATIONS -- 0.1%
United States Treasury Bills 1.18% 03/13/2003 .........     USD 75,600,000      $    75,424,062

                                                                UNITS
                                                             -----------
STATE STREET BANK AND TRUST COMPANY
COLLECTIVE INVESTMENT FUNDS -- 1.3%
Short Term Investment Fund(3) .........................        742,927,007          742,927,007
                                                                                ---------------
TOTAL INVESTMENTS -- 100% (COST $66,296,198,091) .........................      $58,754,013,378
                                                                                ===============



----------
1    Real Estate Investment Trust

2    Parent company of State Street Bank and Trust Company

3    Collective investment fund advised by State Street Global Advisors.

At December 31, 2002, U.S. Treasury Bills with principal of $75,600,000 were pledged to cover margin requirements for open futures contracts. The following futures contracts were open at December 31, 2002:




                   NUMBER OF
    FUTURES        CONTRACT        NOTIONAL      MATURITY       UNREALIZED
   CONTRACTS     LONG/(SHORT)        COST          DATE        GAIN/(LOSS)
--------------- -------------- --------------- ------------ -----------------
S&P 500 Index       4,068        $925,579,789   March 2003     $ (31,738,489)
                                                              ==============


USD: United States Dollar



   The accompanying notes are an integral part of these financial statements.

                                     SAI-79

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                             S&P 500 FLAGSHIP FUND
                       S&P 500 FLAGSHIP NON-LENDING FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

   State Street Bank and Trust Company ("State Street Bank") S&P 500 Flagship Fund and State Street Bank and Trust Company S&P 500 Flagship Non-Lending Fund (collectively, the "Fund") were formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to match the return of the S&P 500 Index. State Street Bank is Trustee, custodian, and recordkeeper of the Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

   A. SECURITY VALUATION

      Equity investments for which market quotations are readily available are valued at the last reported sale price on valuation date, or if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.

   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded net of applicable withholding taxes on the ex-dividend date. Interest income earned on securities, if any, is recorded net of applicable withholding taxes on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.

   C. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.

   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit and the closing market value on the valuation date of the securities bought or sold. The cost or proceeds of securities bought or sold are recorded at the execution price. Market effect is the difference between the execution price of the investment on the trade date and the investment's closing market value on the valuation date. Market effect and transaction costs (which include brokerage commissions, taxes and other direct costs related to the transactions), are recorded as realized gain/loss.

   E. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Fund indirectly bears the expenses paid by the underlying funds, if any. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.



                                     SAI-80

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                             S&P 500 FLAGSHIP FUND
                       S&P 500 FLAGSHIP NON-LENDING FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002



   F. DISTRIBUTIONS TO PARTICIPANTS

      Net investment income (excluding security lending fee income, if any) and net realized gains are retained by the Fund. Income generated by security lending, if any, is distributed monthly to participants of the Lending Fund.

   G. FUTURES CONTRACTS

      The Fund may use futures contracts to manage exposure to the market. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument held by a fund, or hedge the fair value of other fund investments.

      Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the fluctuation in the value of the underlying index or security, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.

      Futures contracts involve, to varying degrees, credit and market risks. The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.

3. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

   The participants in the S&P 500 Flagship Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the S&P 500 Flagship Non-Lending Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activity. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and financial highlights of the Lending Fund and the Non-Lending Fund.

   The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activity) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

   Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 2002, the market value of securities loaned by the Lending Fund are disclosed on the Statement of Assets and Liabilities. Cash collateral provided by the Borrowers is recorded on the Statement of Assets and Liabilities and is invested in State Street Bank and Trust Company Quality D Short-Term Investment Fund.



                                     SAI-81

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                             S&P 500 FLAGSHIP FUND
                       S&P 500 FLAGSHIP NON-LENDING FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002



   A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Underlying State Street Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Securities lending fee income, if any, is recorded on an accrual basis by the Underlying State Street Fund.

   State Street Bank, as lending agent, indemnifies the Underlying State Street Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. The Underlying State Street Fund participants, however, bear the risk of loss with respect to the investment of collateral.

4. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2002 were $20,138,547,042 and $15,338,582,007, respectively.



                                     SAI-82

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Russell 2000 Index Securities Lending Fund and State Street Bank and Trust Company
Russell 2000 Index Fund


In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Russell 2000 Index Securities Lending Fund and State Street Bank and Trust Company Russell 2000 Index Fund at December 31, 2002, and the results of their operations, the changes in their net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodian, provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 14, 2003


                                     SAI-83

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Statement of Assets and Liabilities
December 31, 2002
--------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------
ASSETS
Investments in securities, at value, (including securities on loan of $322,175,677)
 (cost $2,787,703,062) ...................................................................  $2,194,093,107
Investments held as collateral for securities loaned .....................................     344,348,724
Receivable for Fund units issued .........................................................       1,489,933
Receivable for investments sold ..........................................................         925,907
Variation margin receivable ..............................................................          29,300
Dividends receivable .....................................................................       3,267,120
Interest receivable ......................................................................          59,039
Tax reclaims receivable ..................................................................           3,784
------------------------------------------------------------------------------------------------------------
   Total assets ..........................................................................   2,544,216,914
------------------------------------------------------------------------------------------------------------
LIABILITIES
Payable for collateral on securities loaned ..............................................     344,348,724
Payable for Fund units redeemed ..........................................................       1,489,933
Payable for investments purchased ........................................................       4,428,848
Accrued expenses .........................................................................          77,202
------------------------------------------------------------------------------------------------------------
   Total liabilities .....................................................................     350,344,707
------------------------------------------------------------------------------------------------------------
NET ASSETS ...............................................................................  $2,193,872,207
============================================================================================================
RUSSELL 2000 INDEX SECURITIES LENDING FUND (88,962,476 units outstanding, at $21.90 per unit net asset value) .....................................................  $1,948,657,719
RUSSELL 2000 INDEX FUND (11,194,828 units outstanding, at $21.90 per unit net asset value)     245,214,488
------------------------------------------------------------------------------------------------------------
                                                                                            $2,193,872,207
============================================================================================================




  The accompanying notes are an integral part of these financial statements.

                                     SAI-84

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Statement of Operations
Year Ended December 31, 2002

--------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
 Dividends (net of taxes withheld of $3,100) .............................................  $   35,038,850
 Interest ................................................................................       1,310,728
 Securities lending fee income (net of related expenses), allocated to the Lending Fund ..       1,724,775
------------------------------------------------------------------------------------------------------------
   Total investment income ...............................................................      38,074,353
------------------------------------------------------------------------------------------------------------
EXPENSES
 Custody .................................................................................         774,133
 Audit ...................................................................................          35,000
 Other ...................................................................................           4,057
------------------------------------------------------------------------------------------------------------
   Total expenses ........................................................................         813,190
------------------------------------------------------------------------------------------------------------
   Net investment income (loss) ..........................................................      37,261,163
------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
    Investments ..........................................................................    (139,161,694)
    Futures contracts ....................................................................     (14,883,539)
------------------------------------------------------------------------------------------------------------
                                                                                              (154,045,233)
------------------------------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ...........................................................................    (463,186,998)
   Futures contracts .....................................................................      (3,085,186)
------------------------------------------------------------------------------------------------------------
                                                                                              (466,272,184)
------------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) .................................................    (620,317,417)
------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................  $ (583,056,254)
============================================================================================================



  The accompanying notes are an integral part of these financial statements.


                                     SAI-85

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND

Combined Statement of Changes in Net Assets



                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                                  2002              2001
-------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) .............................................................  $   37,261,163     $   34,694,158
Net realized gain (loss) .................................................................    (154,045,233)       (66,065,286)
Net change in unrealized appreciation (depreciation) .....................................    (466,272,184)        91,419,817
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations ..........................    (583,056,254)        60,048,689
-------------------------------------------------------------------------------------------------------------------------------
Distributions of security lending fee income, allocated to the Lending Fund participants .      (1,724,775)        (1,519,084)
Net increase (decrease) in net assets resulting from participant transactions ............     137,191,950        383,250,199
-------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS ....................................................    (447,589,079)       441,779,804
NET ASSETS
 Beginning of year .......................................................................   2,641,461,286      2,199,681,482
-------------------------------------------------------------------------------------------------------------------------------
 End of year .............................................................................  $2,193,872,207     $2,641,461,286
===============================================================================================================================



   The accompanying notes are an integral part of these financial statements.


                                     SAI-86

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Statement of Changes in Net Assets (Continued)
Year ended December 31, 2002






                                                                                   YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------------------------------------
                                                                           2002                                 2001
                                                            -----------------------------------  ---------------------------------
                                                                  UNITS             AMOUNT            UNITS            AMOUNT
----------------------------------------------------------------------------------------------------------------------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
LENDING FUND
Units issued .............................................      39,664,311     $  989,136,517       41,268,082    $1,083,391,534
Issued upon reinvestment of distributions ................              --                 --            8,907           235,421
Units redeemed ...........................................     (33,799,074)      (803,195,584)     (25,713,324)     (666,127,863)
----------------------------------------------------------------------------------------------------------------------------------
 Total ...................................................       5,865,237     $  185,940,933       15,563,665    $  417,499,092
----------------------------------------------------------------------------------------------------------------------------------
NON-LENDING FUND
Units issued .............................................       5,617,431     $  143,251,491        6,009,120    $  161,221,924
Units redeemed ...........................................      (7,322,271)      (192,000,474)      (7,302,832)     (195,470,817)
----------------------------------------------------------------------------------------------------------------------------------
 Total ...................................................      (1,704,840)    $  (48,748,983)      (1,293,712)   $  (34,248,893)
----------------------------------------------------------------------------------------------------------------------------------
Total increase (decrease) ................................       4,160,397     $  137,191,950       14,269,953    $  383,250,199
==================================================================================================================================



LENDING FUND

Units in excess of 10% of the Lending Fund units outstanding at December 31, 2002 held by 1 of the Lending Fund's unitholders aggregated 69% of the Lending Fund's total units outstanding.


NON-LENDING FUND

Units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 2002 held by 2 of the Non-Lending Fund's unitholders aggregated 88% of the Non-Lending Fund's total units outstanding.


  The accompanying notes are an integral part of these financial statements.


                                     SAI-87

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND



Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)




                                                                                YEAR ENDED DECEMBER 31,
                                                          -------------------------------------------------------------------
                                                              2002          2001          2000          1999          1998
-----------------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ....................    $  27.52      $  26.92      $  27.78      $  23.07      $  23.77
-----------------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) ......................        0.37          0.41          0.44          0.39          0.38
Net realized and unrealized gain (loss) ...............       (5.97)         0.21         (1.28)         4.34         (1.06)
-----------------------------------------------------------------------------------------------------------------------------
Total from investment operations ......................       (5.60)         0.62         (0.84)         4.73         (0.68)
Distribution of securities lending fee income .........       (0.02)        (0.02)        (0.02)        (0.02)        (0.02)
-----------------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ..........................    $  21.90      $  27.52      $  26.92      $  27.78      $  23.07
=============================================================================================================================
Total return (%) (b) ..................................      (20.33)         2.33         (3.01)        20.50         (2.88)
=============================================================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (c) .............................        0.03          0.03          0.03          0.03          0.04
-----------------------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) ....................        1.50          1.56          1.57          1.61          1.61
-----------------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%) ................................          92            91            76            51            57
-----------------------------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) ....................    $  1,949      $  2,287      $  1,818      $  1,904      $  1,256
=============================================================================================================================



(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions, if any. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.



   The accompanying notes are an integral part of these financial statements.

                                     SAI-88

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX FUND



Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)



                                                                          YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------------------------------
                                                        2002          2001          2000          1999          1998
-----------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............    $  27.52      $  26.92      $  27.78      $  23.07      $  23.77
-----------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) ................        0.35          0.39          0.42          0.37          0.36
Net realized and unrealized gain (loss) .........       (5.97)         0.21         (1.28)         4.34         (1.06)
-----------------------------------------------------------------------------------------------------------------------
Total from investment operations ................       (5.62)         0.60         (0.86)         4.71         (0.70)
-----------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................    $  21.90      $  27.52      $  26.92      $  27.78      $  23.07
=======================================================================================================================
Total return (%) (b) ............................      (20.39)         2.23         (3.10)        20.42         (2.94)
=======================================================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (c) .......................        0.03          0.03          0.03          0.03          0.04
-----------------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) ..............        1.42          1.48          1.48          1.54          1.55
-----------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%) ..........................          92            91            76            51            57
-----------------------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) ..............    $    245      $    355      $    382      $    118      $    129
=======================================================================================================================



(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Non- Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.

   The accompanying notes are an integral part of these financial statements.


                                     SAI-89

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                           SHARES
                                                  (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK -- 97.4%
1-800 Contacts Inc .............................            18,600           $      512,802
1-800-FLOWERS.COM Inc ..........................            49,585                  309,906
1st Source Corp ................................            48,838                  818,037
3D Systems Corp ................................            27,600                  215,280
3TEC Energy Corp ...............................            53,600                  760,584
4Kids Entertainment Inc ........................            34,884                  770,239
7-Eleven Inc ...................................            82,300                  617,250
aaiPharma Inc. .................................            37,200                  521,544
Aaon Inc .......................................            35,750                  658,873
AAR Corp .......................................            91,897                  473,270
Aaron Rents Inc ................................            48,896                1,069,844
ABC Bancorp ....................................            34,000                  440,300
Abgenix Inc. ...................................           281,300                2,073,181
Abiomed Inc. ...................................            51,676                  188,101
ABM Industries Inc. ............................           135,830                2,105,365
AC Moore Arts & Crafts Inc .....................            43,500                  552,885
Acacia Research -- Acacia Technologies .........            68,173                  164,297
Acacia Research -- CombiMatrix .................            38,053                  138,513
Acadia Realty Trust ............................            50,900                  377,678
Acclaim Entertainment Inc ......................           239,600                  158,136
Acme Communications Inc ........................            36,200                  288,514
Actel Corp .....................................            74,360                1,206,119
Action Performance Cos Inc .....................            53,200                1,010,800
Active Power Inc ...............................           101,408                  180,506
Actrade Financial Technologies Ltd(1) ..........            15,400                    1,540
Actuant Corp ...................................            33,400                1,551,430
Actuate Corp ...................................           144,439                  255,657
Acuity Brands Inc ..............................           150,031                2,031,420
ADE Corp .......................................            27,876                  166,420
Administaff Inc ................................            69,680                  418,080
Adolor Corp ....................................           111,242                1,526,240
Adtran Inc .....................................            72,400                2,381,960
Advanced Digital Information Corp ..............           223,398                1,499,001
Advanced Energy Industries Inc .................            57,488                  731,247
Advanced Marketing Services ....................            48,632                  714,890
Advanced Neuromodulation Systems Inc ...........            33,100                1,161,810
Advanced Power Technology Inc ..................            20,200                   65,630
Advanta Corp ...................................            78,000                  732,420
Advisory Board Co/The ..........................            15,500                  463,450
Advo Inc .......................................            68,362                2,244,324
AEP Industries Inc .............................            10,500                  137,235
Aeroflex Inc ...................................           217,348                1,499,701
Aeropostale Inc ................................            45,800                  484,106
Aether Systems Inc .............................           130,000                  488,800
AFC Enterprises ................................            45,100                  947,551
Aftermarket Technology Corp ....................            23,200                  336,400

   The accompanying notes are an integral part of these financial statements.

                                     SAI-90

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                            SHARES
                                                   (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Agile Software Corp .............................           135,600           $    1,049,544
AGL Resources Inc ...............................           200,089                4,862,163
Airborne Inc ....................................           175,291                2,599,566
Airgas Inc ......................................           207,507                3,579,496
AirGate PCS Inc .................................            75,060                   46,537
Airtran Holdings Inc ............................           216,042                  842,564
Akamai Technologies Inc .........................           335,400                  580,242
Aksys Ltd .......................................            96,500                  511,450
Alabama National Bancorp ........................            35,360                1,538,160
Alamo Group Inc .................................            20,200                  247,450
Alamosa Holdings Inc ............................           241,469                  125,564
Alaris Medical Inc ..............................            46,600                  284,260
Alaska Air Group Inc ............................            88,259                1,910,807
Alaska Communications Systems Group Inc .........            34,400                   63,296
Albany International Corp .......................            83,699                1,729,221
Albany Molecular Research Inc ...................            74,282                1,098,705
Alderwoods Group Inc ............................           146,600                  693,271
Alexander & Baldwin Inc .........................           145,527                3,753,141
Alexander's Inc .................................             7,373                  475,927
Alexandria Real Estate Equities Inc .............            63,546                2,707,060
Alexion Pharmaceuticals Inc .....................            62,228                  878,659
Alfa Corp .......................................           128,478                1,543,149
Alico Inc .......................................            11,600                  308,560
Align Technology Inc ............................           117,900                  325,522
Alkermes Inc ....................................           199,600                1,251,492
Allegiance Telecom Inc ..........................           378,000                  253,260
Allegiant Bancorp Inc ...........................            41,200                  751,035
Allen Telecom Inc ...............................            97,754                  925,730
Alliance Gaming Corp ............................           151,800                2,585,154
Alliance Imaging Inc ............................            39,400                  208,820
Alliance Semiconductor Corp .....................            83,869                  329,605
Allos Therapeutics ..............................            82,200                  618,144
Alloy Inc .......................................           109,900                1,203,405
Allscripts Healthcare Solutions Inc .............            79,506                  190,019
Alpharma Inc ....................................           105,937                1,261,710
Altiris Inc .....................................            14,000                  222,880
AM Castle & Co ..................................            30,900                  140,595
Ambassadors Group Inc ...........................            17,500                  226,468
AMC Entertainment Inc ...........................           105,900                  937,215
Amcol International Corp ........................            67,000                  388,600
Amcore Financial Inc ............................            88,306                1,916,240
Amerco Inc ......................................            32,049                  141,657
American Capital Strategies Ltd .................           145,836                3,148,599
American Financial Holdings Inc/CT ..............            75,176                2,246,259
American Healthways Inc .........................            39,599                  692,983

   The accompanying notes are an integral part of these financial statements.


                                     SAI-91

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                          SHARES
                                                 (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
American Home Mortgage Holdings Inc ...........            31,200           $      343,200
American Italian Pasta Co .....................            58,419                2,101,916
American Management Systems ...................           143,500                1,720,565
American Medical Security Group Inc ...........            21,600                  301,968
American Medical Systems Holdings Inc .........            71,200                1,154,152
American National Bankshares Inc/VA ...........            20,700                  538,200
American Pharmaceutical Partners Inc ..........            32,900                  585,620
American Physicians Capital Inc ...............            28,800                  541,728
American States Water Co ......................            55,369                1,281,792
American Superconductor Corp ..................            77,174                  232,294
American Tower Corp ...........................           565,200                1,995,156
American Woodmark Corp ........................            17,200                  817,000
AMERIGROUP Corp ...............................            36,000                1,091,160
Ameripath Inc .................................            99,653                2,142,540
Align Technology Inc ..........................           117,900                  325,522
Alkermes Inc ..................................           199,600                1,251,492
Allegiance Telecom Inc ........................           378,000                  253,260
Allegiant Bancorp Inc .........................            41,200                  751,035
Allen Telecom Inc .............................            97,754                  925,730
Alliance Gaming Corp ..........................           151,800                2,585,154
Alliance Imaging Inc ..........................            39,400                  208,820
Alliance Semiconductor Corp ...................            83,869                  329,605
Allos Therapeutics ............................            82,200                  618,144
Alloy Inc .....................................           109,900                1,203,405
Allscripts Healthcare Solutions Inc ...........            79,506                  190,019
Alpharma Inc ..................................           105,937                1,261,710
Altiris Inc ...................................            14,000                  222,880
AM Castle & Co ................................            30,900                  140,595
Ambassadors Group Inc .........................            17,500                  226,468
AMC Entertainment Inc .........................           105,900                  937,215
Amcol International Corp ......................            67,000                  388,600
Amcore Financial Inc ..........................            88,306                1,916,240
Amerco Inc ....................................            32,049                  141,657
American Capital Strategies Ltd ...............           145,836                3,148,599
American Financial Holdings Inc/CT ............            75,176                2,246,259
American Healthways Inc .......................            39,599                  692,983
American Home Mortgage Holdings Inc ...........            31,200                  343,200
American Italian Pasta Co .....................            58,419                2,101,916
American Management Systems ...................           143,500                1,720,565
American Medical Security Group Inc ...........            21,600                  301,968
American Medical Systems Holdings Inc .........            71,200                1,154,152
American National Bankshares Inc/VA ...........            20,700                  538,200
American Pharmaceutical Partners Inc ..........            32,900                  585,620
American Physicians Capital Inc ...............            28,800                  541,728
American States Water Co ......................            55,369                1,281,792

The accompanying notes are an integral part of these financial statements.


                                     SAI-92

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                          SHARES
                                                 (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
American Superconductor Corp ..................            77,174           $      232,294
American Tower Corp ...........................           565,200                1,995,156
American Woodmark Corp ........................            17,200                  817,000
AMERIGROUP Corp ...............................            36,000                1,091,160
Ameripath Inc .................................            99,653                2,142,540
Ameristar Casinos Inc .........................            37,600                  530,160
Ameritrade Holding Corp .......................           329,400                1,864,404
Ameron International Corp .....................            13,600                  750,040
Ametek Inc ....................................           117,840                4,535,662
AMLI Residential Properties ...................            50,366                1,071,788
Amsurg Corp ...................................            73,700                1,505,691
Amylin Pharmaceuticals Inc ....................           215,872                3,484,174
Anadigics Inc .................................            96,254                  248,335
Analogic Corp .................................            24,027                1,208,270
Anaren Inc ....................................            83,348                  733,462
Anchor Bancorp Wisconsin Inc ..................            76,897                1,595,613
Angelica Corp .................................            33,300                  687,645
Anixter International Inc .....................           109,666                2,549,735
AnnTaylor Stores Corp .........................           154,958                3,164,242
answerthink inc ...............................           172,100                  430,250
Ansys Inc .....................................            54,900                1,108,980
Anteon International Corp .....................            51,800                1,243,200
Anthracite Capital Inc ........................           168,200                1,833,380
Antigenics Inc ................................            79,161                  810,609
Anworth Mortgage Asset Corp ...................            82,200                1,033,254
AO Smith Corp .................................            59,079                1,595,724
APAC Customer Services Inc ....................            79,790                  186,709
Apex Mortgage Capital Inc .....................           107,200                  701,088
Aphton Corp ...................................            68,893                  267,994
Apogee Enterprises Inc ........................           104,000                  930,904
Applera Corp -- Celera Genomics Group .........           246,600                2,355,030
Applica Inc ...................................            55,247                  276,235
Applied Films Corp ............................            40,500                  809,595
Applied Industrial Technologies Inc ...........            69,601                1,315,459
Applied Molecular Evolution Inc ...............            56,000                  114,800
Apria Healthcare Group Inc ....................           143,593                3,193,508
Arbitron Inc ..................................           104,600                3,504,100
Arch Chemicals Inc ............................            73,560                1,342,470
Arch Coal Inc .................................           160,500                3,465,195
Arctic Cat Inc ................................            51,747                  827,952
Arden Group Inc ...............................             5,200                  314,704
Arena Pharmaceuticals Inc .....................            64,500                  419,895
Argonaut Group Inc ............................            75,278                1,110,351
Argosy Gaming Co ..............................            89,803                1,699,971
Ariad Pharmaceuticals Inc .....................           107,528                  258,067

   The accompanying notes are an integral part of these financial statements.



                                     SAI-93

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                         SHARES
                                                (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Ariba Inc ....................................           953,700           $    2,365,176
Arkansas Best Corp ...........................            75,072                1,950,446
Armor Holdings Inc ...........................            83,570                1,150,759
Arqule Inc ...................................            75,800                  231,190
Array Biopharma Inc ..........................            70,100                  389,055
Arris Group Inc ..............................           237,300                  847,161
Arrow Financial Corp .........................            24,240                  745,865
Arrow International Inc ......................            32,381                1,316,935
Artesyn Technologies Inc .....................           111,332                  427,515
Arthrocare Corp ..............................            78,542                  773,639
Artisan Components Inc .......................            53,200                  820,876
Asbury Automotive Group Inc ..................            27,500                  231,275
Ascent Media Group Inc .......................               236                      264
Ascential Software Corp ......................           877,100                2,105,040
AsiaInfo Holdings Inc ........................           111,800                  708,812
Aspect Communications Corp ...................           169,500                  481,380
Aspen Technology Inc .........................           136,584                  386,533
Associated Estates Realty ....................            57,500                  388,125
Astec Industries Inc .........................            59,225                  588,104
AstroPower Inc ...............................            72,999                  583,262
Asyst Technologies Inc .......................           142,928                1,050,521
At Road Inc ..................................            73,900                  305,207
ATA Holdings Corp ............................            15,300                   69,921
Atherogenics Inc .............................            90,900                  673,569
Atlantic Coast Airlines Holdings Inc .........           146,822                1,766,269
Atlas Air Worldwide Holdings Inc .............            60,108                   90,763
ATMI Inc .....................................            95,041                1,760,159
Atmos Energy Corp ............................           147,195                3,432,587
Atrix Labs Inc ...............................            70,400                1,079,866
Atwood Oceanics Inc ..........................            33,236                1,000,404
Audiovox Corp ................................            56,915                  588,558
August Technology Corp .......................            26,700                  135,102
Aurora Foods Inc .............................            92,689                   72,297
Avanex Corp ..................................           197,300                  206,770
AVANIR Pharmaceuticals .......................           191,700                  191,700
Avatar Holdings Inc ..........................            15,500                  356,500
Avenue A Inc .................................           124,400                  360,760
Aviall Inc ...................................            66,800                  537,740
Avid Technology Inc ..........................            87,964                2,018,774
Avigen Inc ...................................            67,498                  385,414
Avista Corp ..................................           168,439                1,947,155
Avocent Corp .................................           149,359                3,318,757
Axcelis Technologies Inc .....................           350,400                1,965,394
AXT Inc ......................................            71,171                  128,108
Aztar Corp ...................................           123,094                1,757,782

The accompanying notes are an integral part of these financial statements.



                                     SAI-94

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                     SHARES
                                            (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Baker (Michael) Corp .....................            20,700           $      226,665
Baldor Electric Co .......................           110,967                2,191,598
Baldwin & Lyons Inc ......................            20,064                  472,507
Bally Total Fitness Holding Corp .........           110,808                  785,629
Banc Corp ................................            45,300                  351,528
Bancfirst Corp ...........................            13,396                  629,612
Bandag Inc ...............................            37,641                1,455,954
Bank Mutual Corp .........................            39,750                  919,418
Bank of Granite Corp .....................            46,600                  815,500
Bank of the Ozarks Inc ...................            14,200                  332,848
BankAtlantic Bancorp Inc .................           144,604                1,366,508
Bankunited Financial Corp ................            77,800                1,258,804
Banner Corp ..............................            37,400                  705,364
Banta Corp ...............................            90,428                2,827,684
Barnes Group Inc .........................            36,872                  750,345
Barra Inc ................................            54,609                1,656,291
Bassett Furniture Industries Inc .........            37,100                  531,272
Bay View Capital Corp ....................           228,616                1,314,542
BE Aerospace Inc .........................           135,600                  493,584
Beasley Broadcasting Group Inc ...........            18,400                  220,064
Beazer Homes USA Inc .....................            41,945                2,541,867
Bebe Stores Inc ..........................            12,404                  166,214
Bedford Property Investors ...............            52,283                1,343,150
BEI Technologies Inc .....................            36,300                  406,197
Bel Fuse Inc .............................            35,719                  719,738
Belden Inc ...............................            81,063                1,233,779
Bell Microproducts Inc ...................            60,471                  335,009
Benchmark Electronics Inc ................            79,602                2,281,393
Benihana Inc .............................            17,535                  236,723
Bentley Pharmaceuticals Inc ..............            49,400                  397,670
Berkshire Hills Bancorp Inc ..............            22,300                  525,165
Berry Petroleum Co .......................            60,900                1,038,345
Beverly Enterprises Inc ..................           354,286                1,009,715
Bio-Rad Laboratories Inc .................            61,242                2,370,065
Bio-Reference Labs Inc ...................            24,700                  152,399
Bio-Technology General Corp ..............           217,318                  695,635
BioMarin Pharmaceuticals Inc .............           123,541                  870,964
Biopure Corp .............................            66,734                  248,250
Bioreliance Corp .........................            11,100                  257,187
Biosite Inc ..............................            39,862                1,356,105
BKF Capital Group Inc ....................            21,100                  372,415
Black Box Corp ...........................            73,225                3,280,480
Black Hills Corp .........................            96,100                2,548,572
Blair Corp ...............................            27,900                  650,628
Blyth Inc ................................           113,651                3,041,301

The accompanying notes are an integral part of these financial statements.



                                     SAI-95

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                           SHARES
                                                  (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
BOB Evans Farms ................................           126,475           $    2,953,191
Boca Resorts Inc ...............................           103,255                1,104,829
Bombay Co Inc/The ..............................           122,300                  611,500
Bone Care International Inc ....................            29,942                  291,336
Borland Software Corp ..........................           214,063                2,632,975
Boston Beer Co Inc .............................            32,400                  463,320
Boston Communications Group ....................            43,200                  549,072
Boston Private Financial Holdings Inc ..........            66,700                1,324,662
BostonFed Bancorp Inc ..........................            13,200                  352,440
Bowne & Co Inc .................................           122,492                1,463,779
Boyd Gaming Corp ...............................           109,223                1,534,583
Boyds Collection Ltd ...........................            64,275                  427,429
Boykin Lodging Co ..............................            60,354                  563,103
Bradley Pharmaceuticals ........................            28,000                  364,840
Brady Corp .....................................            67,073                2,236,885
Brandywine Realty Trust ........................            96,985                2,115,243
Bridgford Foods Corp ...........................            11,600                  130,036
Briggs & Stratton ..............................            76,906                3,266,198
Bright Horizons Family Solutions Inc ...........            35,666                1,002,928
Britesmile Inc .................................            68,800                   22,704
Broadwing Inc ..................................           688,500                2,423,520
Brookline Bancorp Inc ..........................           213,408                2,539,555
Brooks-PRI Automation Inc ......................           123,676                1,417,327
Brookstone Inc .................................            30,200                  436,692
Brown Shoe Co Inc ..............................            64,466                1,536,225
Bruker AXS Inc .................................            17,595                   31,847
Bruker Daltonics Inc ...........................            34,100                  165,726
Brush Engineered Materials Inc .................            65,506                  360,283
Bryn Mawr Bank Corp ............................            13,600                  498,168
BSB Bancorp Inc ................................            32,056                  672,214
Buca Inc .......................................            55,457                  461,402
Buckeye Technologies Inc .......................            99,084                  609,367
Buckle Inc/The .................................            24,023                  432,414
Building Material Holding Corp .................            42,300                  604,890
Burlington Coat Factory Warehouse Corp .........            64,536                1,158,421
Bush Industries Inc ............................            28,200                  136,488
Butler Manufacturing Co ........................            20,800                  402,480
BWAY Corp ......................................            13,100                  259,118
C&D Technologies Inc ...........................            94,656                1,672,572
C-COR.net Corp .................................           101,330                  336,416
Cable Design Technologies Corp .................           155,841                  919,462
Cabot Microelectronics Corp ....................            81,600                3,851,520
Cabot Oil & Gas Corp ...........................            97,277                2,410,524
Cache Inc ......................................             9,700                  133,860
CACI International Inc .........................           102,508                3,653,385

   The accompanying notes are an integral part of these financial statements.



                                     SAI-96

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                      SHARES
                                             (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Cadiz Inc .................................           132,686           $       72,977
CAL Dive International Inc ................           132,863                3,122,281
Calgon Carbon Corp ........................           118,704                  586,398
California First National Bancorp .........             9,900                  126,720
California Pizza Kitchen Inc ..............            49,050                1,236,060
California Water Service Group ............            51,803                1,225,141
Caliper Technologies Corp NMS .............            89,814                  269,442
Cambrex Corp ..............................            80,332                2,426,830
Camden National Corp ......................            29,000                  701,800
Caminus Corp ..............................            40,413                   94,566
Cantel Medical Corp .......................            27,500                  348,150
Capital Automotive REIT ...................            77,308                1,832,200
Capital City Bank Group Inc ...............            25,774                1,010,083
Capitol Bancorp Ltd .......................            29,700                  689,040
Capstead Mortgage Corp ....................            33,897                  835,561
Capstone Turbine Corp .....................           283,800                  255,420
Caraustar Industries Inc ..................            96,524                  915,048
CARBO Ceramics Inc ........................            32,577                1,097,845
Cardiac Science Inc .......................           208,100                  459,901
Cardiodynamics International Corp .........           126,042                  386,949
Carlisle Cos Inc ..........................           108,929                4,507,482
Carmike Cinemas Inc .......................             8,100                  159,165
Carpenter Technology ......................            70,791                  881,348
Carreker Corp .............................            69,165                  313,317
Cascade Bancorp ...........................            45,900                  634,338
Cascade Corp ..............................            32,900                  524,755
Cascade Natural Gas Corp ..................            40,607                  812,140
Casella Waste Systems Inc .................            56,766                  504,650
Casey's General Stores Inc ................           141,546                1,728,277
Cash America International Inc ............            73,949                  703,994
Catapult Communications Corp ..............            16,900                  201,955
Cathay Bancorp Inc ........................            56,278                2,138,001
Cato Corp/The .............................            53,464                1,154,288
CB Bancshares Inc .........................            11,990                  509,815
CBL & Associates Properties Inc ...........            71,142                2,849,237
CCBT Financial Cos Inc ....................            29,100                  747,288
CCC Information Services Group ............            41,653                  739,341
CDI Corp ..................................            42,945                1,158,656
Cell Genesys Inc ..........................           120,657                1,345,446
Cell Therapeutics Inc .....................           119,917                  871,797
Centene Corp ..............................            18,000                  604,620
Centennial Communications Corp ............            23,325                   60,878
Center Trust Inc ..........................            31,400                  244,920
Centex Construction Products Inc ..........            23,973                  842,651
Centillium Communications Inc .............           100,797                  227,801

   The accompanying notes are an integral part of these financial statements.



                                     SAI-97

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                             SHARES
                                                    (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Central Coast Bancorp ............................            25,400           $      501,904
Central Garden and Pet Co ........................            52,000                  962,520
Central Parking Corp .............................            63,134                1,190,707
Central Vermont Public Service Corp ..............            44,400                  811,632
Century Aluminum Co ..............................            43,135                  319,630
Century Bancorp Inc/Mass .........................            10,300                  273,156
Century Business Services Inc ....................           278,904                  739,096
Cepheid Inc ......................................            87,100                  444,036
Ceres Group Inc ..................................            70,000                  134,400
Cerus Corp .......................................            46,414                  997,901
CFS Bancorp Inc ..................................            44,100                  630,630
CH Energy Group Inc ..............................            59,366                2,768,237
Champion Enterprises Inc .........................           179,246                  510,851
Championship Auto Racing Teams Inc ...............            31,165                  115,311
Champps Entertainment Inc ........................            25,600                  243,456
Charles River Associates Inc .....................            24,000                  339,840
Charlotte Russe Holding Inc ......................            27,200                  288,592
Charming Shoppes .................................           435,478                1,820,298
Charter Financial Corp/GA ........................            14,500                  450,673
Charter Municipal Mortgage Acceptance Co .........           148,792                2,584,517
Chateau Communities Inc ..........................            77,796                1,789,308
Chattem Inc ......................................            38,200                  785,010
Checkers Drive-In Restaurant .....................            21,700                  135,842
Checkpoint Systems Inc ...........................           117,248                1,212,344
Chelsea Property Group Inc .......................           109,362                3,642,848
Chemed Corp ......................................            35,761                1,264,151
Chemical Financial Corp ..........................            80,416                2,585,374
Cherokee Inc .....................................            16,100                  235,060
Chesapeake Corp ..................................            51,774                  924,166
Chesapeake Energy Corp ...........................           505,696                3,914,087
Chicago Pizza & Brewery Inc ......................            33,600                  231,840
Childrens Place ..................................            42,696                  454,285
ChipPAC Inc ......................................           187,800                  666,690
Chiquita Brands International Inc ................           127,100                1,685,346
Chittenden Corp ..................................           106,996                2,726,258
Choice Hotels International Inc ..................            72,428                1,644,116
Cholestech Corp ..................................            41,400                  288,144
Chordiant Software Inc ...........................            97,983                  141,096
Christopher & Banks Corp .........................            81,550                1,692,163
Churchill Downs Inc ..............................            21,977                  839,082
Ciber Inc ........................................           206,044                1,061,127
Cima Labs Inc ....................................            51,700                1,250,675
Ciphergen Biosystems Inc .........................            78,170                  269,687
CIRCOR International Inc .........................            36,400                  578,760
Cirrus Logic Inc .................................           275,200                  792,576

   The accompanying notes are an integral part of these financial statements.



                                     SAI-98

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                           SHARES
                                                  (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Citizens First Bancorp Inc .....................            33,000           $      694,947
Citizens Inc ...................................            85,350                  640,125
City Bank Lynnwood WA ..........................            26,622                  658,895
City Holding Co ................................            61,300                1,731,725
CKE Restaurants Inc ............................           188,100                  808,830
Claire's Stores Inc ............................           152,181                3,358,635
Clarcor Inc ....................................            89,039                2,873,289
Clark/Bardes Inc ...............................            49,400                  950,950
ClearOne Communications Inc ....................            28,100                  125,045
Cleco Corp .....................................           144,645                2,025,030
Cleveland-Cliffs Inc ...........................            33,234                  659,695
Closure Medical Corp ...........................            18,056                  189,227
CNA Surety Corp ................................            58,254                  457,294
CNET Networks Inc ..............................           445,300                1,206,763
Coachmen Industries Inc ........................            54,069                  854,290
Coastal Bancorp Inc ............................            13,600                  439,960
Coastal Financial Corp .........................            27,900                  380,556
Cobalt Corp ....................................            36,900                  509,220
CoBiz Inc ......................................            25,600                  380,160
Coca-Cola Bottling Co Consolidated .............             2,913                  187,918
Cognex Corp ....................................           117,300                2,161,839
Cognizant Technology Solutions Corp ............            29,308                2,116,917
Coherent Inc ...................................           103,191                2,058,660
Cohu Inc .......................................            75,618                1,111,585
Coinstar Inc ...................................            77,145                1,747,334
Coldwater Creek Inc ............................            17,400                  334,080
Cole National Corp .............................            39,800                  453,720
Collins & Aikman Corp ..........................            94,212                  419,243
Colonial Properties Trust ......................            49,503                1,680,132
Columbia Bancorp ...............................            21,700                  478,051
Columbia Banking Systems Inc ...................            47,500                  598,975
Columbia Laboratories Inc ......................            97,355                  327,113
Columbus McKinnon Corp/NY ......................            34,900                  133,353
Comfort Systems USA Inc ........................           138,300                  463,305
Commerce Group Inc .............................            88,616                3,322,214
Commercial Net Lease Realty ....................           133,619                2,048,379
Commerical Federal Corp ........................           159,635                3,727,477
Commerical Metals Co ...........................            87,872                1,427,041
Commonwealth Bancorp Inc .......................            27,700                1,284,449
Commonwealth Telephone Enterprises Inc .........            39,229                1,405,967
CommScope Inc ..................................           179,300                1,416,470
Community Bank System Inc ......................            41,600                1,304,160
Community Banks Inc ............................            28,890                  800,253
Community First Bankshares Inc .................           141,358                3,740,333
Community Trust Bancorp Inc ....................            46,060                1,157,948

   The accompanying notes are an integral part of these financial statements.



                                     SAI-99

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                             SHARES
                                                    (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Compucom Systems Inc .............................            74,400           $      417,384
CompuCredit Corp .................................            54,482                  385,188
Computer Horizons Corp ...........................           107,100                  350,217
Computer Network Technology Corp .................            97,860                  694,806
Computer Programs & Systems Inc ..................             9,400                  232,744
Compx International Inc ..........................            11,700                   97,929
Comstock Resources Inc ...........................            83,048                  771,516
Conceptus Inc ....................................            57,400                  687,652
Concord Camera Corp ..............................            87,543                  475,358
Concord Communications Inc .......................            58,000                  521,420
Concurrent Computer Corp .........................           203,367                  585,697
Conmed Corp ......................................            94,739                1,855,937
Connecticut Bancshares Inc/de ....................            39,197                1,507,125
Connecticut Water Service Inc ....................            27,850                  702,683
Connetics Corp ...................................           110,396                1,326,960
Consolidated Graphics Inc ........................            40,200                  894,450
Cooper Cos Inc ...................................           106,948                2,675,839
CoorsTek Inc .....................................            29,519                  754,210
Corinthian Colleges Inc ..........................           133,678                5,061,049
Corixa Corp ......................................           170,742                1,091,041
Corn Products International Inc ..................           118,809                3,579,715
Cornell Cos Inc ..................................            46,600                  419,400
Cornerstone Realty Income Trust Inc ..............           168,588                1,341,960
Corporate Executive Board Co .....................           131,978                4,212,738
Corporate Office Properties Trust SBI MD .........            59,500                  834,785
Correctional Properties Trust ....................            25,000                  542,500
Corrections Corp of America ......................           101,935                1,748,185
Corus Bankshares Inc .............................            31,719                1,384,852
Corvel Corp ......................................            22,988                  821,821
Cost Plus Inc /California ........................            68,952                1,976,854
CoStar Group Inc .................................            44,416                  819,475
Courier Corp .....................................            13,800                  632,592
Covance Inc ......................................           220,812                5,429,767
Covansys Corp ....................................            70,053                  263,259
Covenant Transport Inc ...........................            20,000                  379,200
CPB Inc ..........................................            50,554                1,387,707
CPI Corp .........................................            26,300                  381,087
Crawford & Co ....................................            95,447                  477,235
Cray Inc .........................................           159,300                1,221,831
Credence Systems Corp ............................           216,920                2,023,864
Credit Acceptance Corp ...........................            46,928                  299,448
Cree Inc .........................................           256,900                4,200,315
Crompton Corp ....................................           398,020                2,368,219
Cross Country Inc ................................           118,700                1,655,865
Cross Media Marketing Corp .......................            30,500                   16,775

The accompanying notes are an integral part of these financial statements.



                                     SAI-100

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------
                                                     SHARES
                                            (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Crown American Realty Trust ..............            89,300           $      821,560
Crown Castle International Corp ..........           723,800                2,714,250
Crown Cork & Seal Co Inc .................           574,300                4,565,685
Crown Media Holdings Inc .................            93,745                  211,864
CryoLife Inc .............................            58,014                  396,236
CSK Auto Corp ............................           103,576                1,139,336
CSS Industries Inc .......................            10,548                  349,139
CT Communications Inc ....................            61,656                  696,713
CTS Corp .................................           111,041                  860,568
Cubic Corp ...............................            56,084                1,033,628
Cubist Pharmaceuticals Inc ...............            95,304                  784,352
Culp Inc .................................            22,800                  193,800
Cuno Inc .................................            56,113                1,858,463
CuraGen Corp .............................           155,100                  721,215
Curative Health Services Inc .............            34,400                  593,400
Curtiss-Wright Corp ......................            37,381                2,385,655
CV Therapeutics Inc ......................            93,190                1,697,922
CVB Financial Corp .......................            93,707                2,382,969
Cyberonics ...............................            80,438                1,480,059
Cytec Industries Inc .....................           142,404                3,884,781
D&K Healthcare Resources Inc .............            45,900                  470,062
Daisytek International Corp ..............            70,300                  557,479
Daktronics Inc ...........................            46,200                  618,156
Datascope Corp ...........................            43,433                1,077,182
Datastream Systems Inc ...................            52,215                  334,176
Dave & Buster's Inc ......................            44,700                  386,655
DDI Corp /CA .............................           137,197                   30,183
DEB Shops Inc ............................            16,600                  368,686
Decode Genetics Inc ......................           132,907                  245,878
DEL Laboratories Inc .....................            15,740                  317,948
Del Monte Foods Co .......................           659,575                5,078,728
dELiA*s Corp .............................            73,900                   33,255
Delphi Financial Group ...................            48,161                1,828,192
Delta & Pine Land Co .....................           132,966                2,713,836
Deltagen Inc .............................            33,000                   15,840
Deltic Timber Corp .......................            34,101                  910,497
Denbury Resources Inc ....................            81,800                  924,340
Dendrite International Inc ...............           105,878                  790,909
Department 56 ............................            39,700                  512,130
DHB Industries Inc .......................            67,500                  112,050
DiamondCluster International Inc .........            87,346                  274,266
Dianon Systems Inc .......................            31,006                1,479,296
Digene Corp ..............................            41,560                  476,278
Digimarc Corp ............................            30,637                  347,424
Digital Insight Corp .....................           102,952                  894,653

The accompanying notes are an integral part of these financial statements.



                                     SAI-101

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002


----------------------------------------------------------------------------------------------
                                                           SHARES
                                                  (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Digital River Inc ..............................            97,400           $    1,163,930
Digitas Inc ....................................            28,176                   97,489
Dime Community Bancshares ......................            79,399                1,520,491
DIMON Inc ......................................           141,500                  849,000
Dionex Corp ....................................            63,834                1,896,508
Discovery Partners International Inc ...........            54,709                  152,091
Diversa Corp ...................................            85,325                  772,191
DJ Orthopedics Inc .............................            26,700                  100,392
DocuCorp International Inc .....................            25,400                  168,173
Documentum Inc .................................           139,995                2,192,322
Dollar Thrifty Automotive Group ................            85,181                1,801,578
Dominion Homes Inc .............................             6,500                   92,625
DoubleClick Inc ................................           431,400                2,441,724
Dover Downs Gaming & Entertainment Inc .........            35,304                  320,913
Dover Motorsports Inc ..........................            44,935                  208,948
DQE Inc ........................................           256,300                3,906,012
Dress Barn Inc .................................           100,556                1,337,395
Drew Industries Inc ............................            18,900                  303,345
Drexler Technology Corp ........................            30,800                  388,080
Dril-Quip Inc ..................................            25,256                  426,826
DRS Technologies Inc ...........................            57,600                1,804,608
Drugstore.Com ..................................            87,173                  209,215
DSP Group Inc ..................................            97,441                1,541,517
Duane Reade Inc ................................            75,126                1,277,142
Ducommun Inc ...................................            26,000                  412,100
Dupont Photomasks Inc ..........................            42,969                  999,029
Dura Automotive Systems Inc ....................            53,397                  536,106
Durect Corp ....................................            84,300                  170,286
DVI Inc ........................................            37,799                  285,382
Dycom Industries Inc ...........................           169,442                2,245,107
Dynacq International Inc .......................            18,300                  262,934
Dynamics Research Corp .........................            23,600                  330,636
E.piphany Inc ..................................           228,800                  954,096
Earthlink Inc ..................................           438,700                2,390,915
Earthshell Corp ................................           240,900                  139,722
East-West Bancorp Inc ..........................            85,391                3,080,907
Eastgroup Properties ...........................            53,682                1,368,891
Echelon Corp ...................................            90,600                1,015,626
Eclipsys Corp ..................................           130,802                  699,791
EDO Corp .......................................            53,900                1,120,042
eFunds Corp ....................................           169,441                1,543,608
EGL Inc ........................................           123,704                1,762,782
El Paso Electric Co ............................           170,638                1,877,018
Electro Rent Corp ..............................            50,200                  608,474
Electro Scientific Industries Inc ..............            99,601                1,992,020

   The accompanying notes are an integral part of these financial statements.



                                     SAI-102

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                       SHARES
                                              (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Electroglas Inc ............................            70,296           $      108,256
Electronics Boutique Holdings Corp .........            33,986                  537,319
Electronics for Imaging ....................           195,600                3,180,652
Elizabeth Arden Inc ........................            44,300                  655,640
ElkCorp ....................................            69,365                1,200,015
Embarcadero Technologies Inc ...............            25,997                  155,202
Embrex Inc .................................            24,700                  274,862
EMC INS Group Inc ..........................             9,400                  167,978
EMCOR Group Inc ............................            52,260                2,770,303
Emcore Corp ................................            78,413                  171,724
Empire District Electric Co/The ............            81,074                1,475,547
EMS Technologies Inc .......................            37,800                  590,096
Encore Acquisition Co ......................            31,100                  572,862
Encore Wire Corp ...........................            50,200                  454,310
Endo Pharmaceuticals Holdings Inc ..........            73,600                  566,646
Endocardial Solutions Inc ..................            50,200                  169,676
Endocare Inc ...............................            64,013                  220,205
Energen Corp ...............................           123,715                3,600,107
Energy Conversion Devices Inc ..............            52,971                  519,169
Energy Partners Ltd ........................            65,300                  698,710
EnergySouth Inc ............................            14,000                  394,800
Engineered Support Systems Inc .............            44,400                1,627,704
Ennis Business Forms .......................            58,500                  679,770
Entegris Inc ...............................           165,400                1,703,620
Enterasys Networks Inc .....................           576,323                  899,064
Entertainment Properties Trust .............            59,485                1,399,087
Entrust Inc ................................           160,600                  539,616
Enzo Biochem Inc ...........................            82,345                1,152,830
Enzon Pharmaceuticals Inc ..................           155,200                2,594,944
Eon Labs Inc ...............................            34,900                  659,959
EPIQ Systems Inc ...........................            34,150                  523,178
Epix Medical Inc ...........................            45,200                  326,796
Equity Inns Inc ............................           148,537                  894,193
Equity One Inc .............................            22,200                  296,370
eResearch Technology Inc ...................            31,299                  524,258
Escalade Inc ...............................            14,000                  280,000
ESCO Technologies Inc ......................            43,189                1,597,993
eSpeed Inc .................................            78,715                1,333,511
Esperion Therapeutics Inc ..................           104,900                  745,629
ESS Technology .............................           104,132                  654,990
Essex Property Trust Inc ...................            51,607                2,624,216
Esterline Technologies Corp ................            76,504                1,351,826
EUniverse Inc ..............................            39,200                  222,656
Euronet Worldwide Inc ......................            42,100                  316,171
Evergreen Resources Inc ....................            68,434                3,069,265

   The accompanying notes are an integral part of these financial statements.


                                     SAI-103

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002


----------------------------------------------------------------------------------------------
                                                              SHARES
                                                     (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Exact Sciences Corp ...............................            41,200           $      446,196
Exar Corp .........................................           136,153                1,688,297
Excel Technology Inc ..............................            29,331                  524,732
Exelixis Inc ......................................           161,838                1,294,704
Exploration Co of Delaware Inc (The) ..............            66,000                  196,680
ExpressJet Holdings Inc ...........................           110,000                1,127,500
Extreme Networks ..................................           378,100                1,236,387
Exult Inc .........................................           174,200                  553,956
F&M Bancorp/Frederick MD ..........................            36,772                1,176,704
F5 Networks Inc ...................................            79,899                  858,115
Factory 2-U Stores Inc ............................            49,699                  169,523
Factset Research Systems Inc ......................            74,254                2,099,117
FalconStor Software Inc ...........................           125,191                  485,741
FAO Inc ...........................................            56,200                   26,414
Farmer Bros Co ....................................             3,263                1,008,267
Farmers Capital Bank Corp .........................            23,241                  772,763
FBL Financial Group Inc ...........................            41,852                  814,858
FBR Asset Investment Corp .........................            74,400                2,522,160
Federal Agricultural Mortgage Corp ................            27,000                  827,280
Federal Realty Invs Trust .........................           137,465                3,865,516
Federal Signal Corp ...............................           166,677                3,236,867
FEI Co ............................................            87,713                1,341,132
FelCor Lodging Trust Inc ..........................           164,816                1,885,495
Ferro Corp ........................................           113,964                2,784,141
Fidelity Bankshares Inc ...........................            54,400                  973,760
Fidelity National Information Solutions Inc .......            50,766                  875,714
Filenet Corp ......................................           115,797                1,412,723
Financial Federal Corp ............................            40,957                1,029,249
Financial Industries Corp .........................            25,100                  357,424
Financial Institutions Inc ........................            26,500                  778,040
Finisar Corp ......................................           471,893                  448,298
Finish Line .......................................            70,200                  740,610
Finlay Enterprises Inc ............................            17,500                  211,050
First Bancorp Puerto Rico .........................           116,963                2,643,364
First Bancorp/NC ..................................            25,200                  592,452
First Banks America Inc ...........................             2,500                  101,350
First Busey Corp-Cl A .............................            33,785                  779,082
First Charter Corp ................................           110,057                1,981,026
First Citizens BancShares Inc .....................            22,056                2,130,610
First Commonwealth Financial Corp .................           205,959                2,368,529
First Community Bancorp/CA ........................            28,300                  931,947
First Community Bancshares Inc/VA .................            31,920                  981,859
First Consulting Group Inc ........................            66,377                  382,332
First Defiance Financial Corp .....................            18,700                  353,430
First Essex Bancorp Inc ...........................            24,600                  821,640


   The accompanying notes are an integral part of these financial statements.

                                     SAI-104

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                              SHARES
                                                     (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
First Federal Capital Corp ........................            61,557           $    1,188,604
First Financial Bancorp ...........................           128,142                2,100,376
First Financial Bankshares Inc ....................            44,975                1,709,050
First Financial Corp/Indiana ......................            23,611                1,148,203
First Financial Holdings Inc ......................            47,254                1,170,009
First Horizon Pharmaceutical Corp .................            81,250                  607,588
First Indiana Corp ................................            43,866                  812,398
First Merchants Corp ..............................            52,555                1,197,728
First National Corp ...............................            25,790                  618,960
First Niagara Financial Group Inc .................            33,406                  872,565
First Oak Brook Bancshares Inc ....................            15,100                  474,442
First of Long Island Corp/The .....................            12,799                  467,164
First Place Financial Corp (Warren/Ohio) ..........            47,000                  781,610
First Republic Bank ...............................            38,600                  771,614
First Sentinel Bancorp Inc ........................            88,492                1,273,400
First South Bancorp Inc/VA ........................            10,000                  355,800
First State Bancorporation ........................            22,200                  550,560
Firstfed America Bancorp ..........................            26,525                  659,146
FirstFed Financial Corp ...........................            60,228                1,743,601
Fisher Communications Inc .........................            18,000                  948,960
Flagstar Bancorp Inc ..............................            48,874                1,055,678
Fleetwood Enterprises Inc .........................           123,377                  968,509
Fleming Cos Inc ...................................           170,068                1,117,347
Flir Systems Inc ..................................            52,400                2,557,120
Florida East Coast Industries .....................            81,600                1,893,120
Florida Rock Industries Inc .......................            71,104                2,705,507
Flow International Corp ...........................            53,300                  135,915
Flowers Foods Inc .................................            81,700                1,593,967
Flushing Financial Corp ...........................            33,550                  549,482
FMC Corp ..........................................           105,900                2,893,188
FNB Corp/VA .......................................            19,600                  465,108
Foamex International Inc ..........................            88,900                  280,924
Focal Communications Corp -- Warrants (1) .........             3,116                       31
Footstar Inc ......................................            69,380                  482,885
Forrester Research Inc ............................            49,511                  770,886
Forward Air Corp ..................................            40,577                  787,600
Fossil Inc ........................................            69,992                1,423,637
Foundry Networks Inc ..............................           311,900                2,195,776
Fpic Insurance Group Inc ..........................            29,600                  204,240
Franklin Electric Co Inc ..........................            22,102                1,061,117
Franklin Financial Corp/TN ........................             8,900                  204,077
Fred's Inc ........................................            75,609                1,943,151
Freemarkets Inc ...................................           138,700                  893,089
Fremont General Corp ..............................           215,952                  969,624
Friedman Billings Ramsey Group Inc ................            57,920                  542,131

   The accompanying notes are an integral part of these financial statements.



                                     SAI-105

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                             SHARES
                                                    (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Friedman's Inc ...................................            63,300           $      549,444
Frontier Airlines Inc ............................           100,421                  678,846
Frontier Financial Corp ..........................            57,996                1,483,538
Frontier Oil Corp ................................            90,098                1,551,488
FSI International Inc ............................           100,557                  452,507
FTI Consulting Inc ...............................            78,300                3,143,745
FuelCell Energy Inc ..............................           120,932                  792,346
G&K Services Inc .................................            69,884                2,473,963
Gabelli Asset Management Inc .....................            22,750                  683,410
Gables Residential Trust .........................            90,354                2,252,525
Gaiam Inc ........................................            17,600                  182,512
Galyans Trading Co Inc ...........................            37,900                  379,000
Gardner Denver Inc ...............................            54,544                1,107,243
Gart Sports Co ...................................            22,900                  443,115
Gartner Inc ......................................           297,094                2,733,265
Gaylord Entertainment Co .........................            79,745                1,642,747
GBC Bancorp/California ...........................            28,446                  550,715
GenCorp Inc ......................................           111,830                  885,694
Gene Logic Inc ...................................            94,908                  596,971
Genencor International Inc .......................            32,700                  319,806
General Binding Corp .............................            24,000                  203,520
General Cable Corp ...............................           113,355                  430,749
General Communication ............................           141,103                  946,801
Genesco Inc ......................................            69,640                1,297,393
Genesee & Wyoming Inc ............................            39,000                  793,650
Genesis Health Ventures Inc ......................           102,500                1,583,625
Genesis Microchip Inc ............................           108,600                1,417,230
Genlyte Group Inc ................................            44,153                1,375,807
Genta Inc ........................................           159,001                1,222,718
Gentiva Health Services Inc ......................            83,440                  735,106
Genzyme Corp-Genzyme Biosurgery Division .........           137,800                  351,390
Georgia Gulf Corp ................................            99,597                2,304,675
German American Bancorp ..........................            36,000                  559,800
Geron Corp .......................................            86,219                  310,388
Getty Realty Corp ................................            54,700                1,036,565
Gibraltar Steel Corp .............................            30,493                  580,587
Glacier Bancorp Inc ..............................            55,000                1,296,400
Gladstone Capital Corp ...........................            31,300                  515,511
Glatfelter .......................................            33,778                  444,518
Glenborough Realty Trust Inc .....................            54,047                  963,118
Glimcher Realty Trust ............................           106,234                1,885,654
Global Imaging Systems Inc .......................            29,200                  536,696
Global Industries Ltd ............................           233,000                  971,610
Global Power Equipment Group Inc/ ................            81,300                  400,809
GlobespanVirata Inc ..............................           388,030                1,711,212

   The accompanying notes are an integral part of these financial statements.


                                     SAI-106

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                           SHARES
                                                  (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Gold Banc Corp Inc .............................           122,337           $    1,213,705
Golden Telecom Inc .............................            53,636                  678,495
Goody's Family Clothing Inc ....................            53,300                  236,652
Gorman-Rupp Co/The .............................            27,100                  636,850
GrafTech International Ltd .....................           201,014                1,198,043
Granite Construction Inc .......................           117,035                1,814,043
Granite State Bankshares Inc ...................            19,300                  843,217
Graphic Packaging International Corp ...........            81,000                  456,840
Gray Television Inc ............................            32,500                  385,125
Great American Financial Resources Inc .........            23,222                  399,418
Great Atlantic & Pacific Tea Co ................            53,163                  428,494
Great Lakes Chemical Corp ......................           131,155                3,131,981
Great Lakes Reit Inc ...........................            48,000                  799,200
Great Southern Bancorp Inc .....................            19,800                  727,650
Green Mountain Coffee Roasters Inc .............            11,400                  172,254
Greif Brothers Corp ............................            46,711                1,111,722
Grey Global Group Inc ..........................             2,589                1,582,138
Grey Wolf Inc ..................................           599,296                2,391,191
Griffon Corp ...................................            96,903                1,319,819
Group 1 Automotive Inc .........................            65,513                1,564,450
GSI Commerce Inc ...............................            80,500                  293,825
Guess ? Inc ....................................            25,816                  108,169
Guilford Pharmaceuticals Inc ...................            78,365                  311,893
Guitar Center Inc ..............................            46,651                  772,541
Gulf Island Fabrication Inc ....................            23,833                  387,286
Gulfmark Offshore Inc ..........................            47,400                  699,150
Gymboree Corp ..................................            87,300                1,384,578
Haemonetics Corp/Mass ..........................            65,902                1,414,257
Hain Celestial Group Inc .......................            84,595                1,285,844
Hall Kinion & Associates Inc ...................            32,200                  180,030
Hancock Fabrics Inc /DE ........................            58,800                  896,700
Hancock Holding Co .............................            47,756                2,132,305
Handleman Co ...................................            85,366                  981,709
Handspring Inc .................................           193,000                  183,350
Hanger Orthopedic Group Inc ....................            72,800                  957,320
Hanmi Financial Corp ...........................            28,100                  471,237
Hanover Compressor Co ..........................           168,100                1,543,158
Harbor Florida Bancshares Inc ..................            76,978                1,733,545
Harland (John H.) Co ...........................           102,181                2,261,266
Harleysville Group Inc .........................           106,431                2,812,971
Harleysville National Corp .....................            66,786                1,784,522
Harmonic Inc ...................................           229,800                  528,540
Harris Interactive Inc .........................           130,821                  385,922
Harvard Bioscience Inc .........................            63,900                  210,742
Harvest Natural Resources Inc ..................           127,000                  819,150

   The accompanying notes are an integral part of these financial statements.


                                     SAI-107

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                        SHARES
                                               (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Haverty Furniture Cos Inc ...................            54,145           $      752,616
Hawthorne Financial Corp ....................            22,200                  633,588
HB Fuller Co ................................           101,366                2,623,352
Headwaters Inc ..............................           100,200                1,554,102
Health Care REIT Inc ........................           138,220                3,738,851
Healthcare Realty Trust Inc .................           148,795                4,352,254
Healthcare Services Group ...................            33,100                  431,624
HealthExtras Inc ............................            63,800                  258,390
HealthTronics Surgical Services Inc .........            23,800                  190,662
Heartland Express Inc .......................           108,463                2,484,996
Hecla Mining Co .............................           299,100                1,513,446
Heico Corp ..................................            46,600                  494,426
Heidrick & Struggles Inc ....................            62,023                  909,877
Helix Technology Corp .......................            98,428                1,102,394
Heritage Property Investment Trust ..........            66,000                1,648,020
Herley Industries Inc .......................            40,400                  703,283
Hexcel Corp .................................            86,963                  260,889
Hibbett Sporting Goods Inc ..................            26,050                  623,116
Hickory Tech Corp ...........................            48,301                  460,309
Hilb Rogal & Hamilton Co ....................           117,894                4,821,865
Hollinger International Inc .................           181,600                1,845,056
Holly Corp ..................................            32,900                  718,865
Hollywood Casino Corp .......................            33,300                  408,924
Hollywood Entertainment Corp ................           189,955                2,868,321
Hologic Inc .................................            66,400                  810,744
Home Properties Of NY Inc ...................            91,783                3,161,924
Homestore Inc ...............................           284,700                  241,995
Hooper Holmes Inc ...........................           184,344                1,131,872
Horace Mann Educators Corp ..................           126,561                1,940,180
Horizon Offshore Inc ........................            65,473                  326,056
Horizon Organic Holding Corp ................            23,100                  373,989
HOT Topic Inc ...............................           112,831                2,581,573
Houston Exploration Co ......................            34,618                1,059,311
Hovnanian Enterprises Inc ...................            52,500                1,664,250
HRPT Properties Trust .......................           454,037                3,741,265
Hudson River Bancorp ........................            52,900                1,309,275
Hughes Supply Inc ...........................            84,334                2,304,005
Humboldt Bancorp ............................            41,640                  437,220
Hutchinson Technology Inc ...................            88,530                1,832,571
Hydril Co ...................................            39,900                  940,443
Hypercom Corp ...............................           124,100                  462,893
Hyperion Solutions Corp .....................           117,200                3,008,524
I-many Inc ..................................           126,900                  180,198
IBERIABANK Corp .............................            20,700                  831,312
ICT Group Inc ...............................             9,500                  110,105

   The accompanying notes are an integral part of these financial statements.


                                     SAI-108

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002

----------------------------------------------------------------------------------------------
                                                       SHARES
                                              (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
ICU Medical Inc ............................            38,000           $    1,417,400
Identix Inc ................................           308,406                1,588,291
IDEX Corp ..................................            97,364                3,183,803
Idexx Laboratories Inc .....................           112,890                3,708,437
iDine Rewards Network Inc ..................            65,000                  690,300
Heritage Property Investment Trust .........            66,000                1,648,020
Herley Industries Inc ......................            40,400                  703,283
Hexcel Corp ................................            86,963                  260,889
Hibbett Sporting Goods Inc .................            26,050                  623,116
Hickory Tech Corp ..........................            48,301                  460,309
Hilb Rogal & Hamilton Co ...................           117,894                4,821,865
Hollinger International Inc ................           181,600                1,845,056
Holly Corp .................................            32,900                  718,865
Hollywood Casino Corp ......................            33,300                  408,924
Hollywood Entertainment Corp ...............           189,955                2,868,321
Hologic Inc ................................            66,400                  810,744
Home Properties Of NY Inc ..................            91,783                3,161,924
Homestore Inc ..............................           284,700                  241,995
Hooper Holmes Inc ..........................           184,344                1,131,872
Horace Mann Educators Corp .................           126,561                1,940,180
Horizon Offshore Inc .......................            65,473                  326,056
Horizon Organic Holding Corp ...............            23,100                  373,989
HOT Topic Inc ..............................           112,831                2,581,573
Houston Exploration Co .....................            34,618                1,059,311
Hovnanian Enterprises Inc ..................            52,500                1,664,250
HRPT Properties Trust ......................           454,037                3,741,265
Hudson River Bancorp .......................            52,900                1,309,275
Hughes Supply Inc ..........................            84,334                2,304,005
Humboldt Bancorp ...........................            41,640                  437,220
Hutchinson Technology Inc ..................            88,530                1,832,571
Hydril Co ..................................            39,900                  940,443
Hypercom Corp ..............................           124,100                  462,893
Hyperion Solutions Corp ....................           117,200                3,008,524
I-many Inc .................................           126,900                  180,198
IBERIABANK Corp ............................            20,700                  831,312
ICT Group Inc ..............................             9,500                  110,105
ICU Medical Inc ............................            38,000                1,417,400
Identix Inc ................................           308,406                1,588,291
IDEX Corp ..................................            97,364                3,183,803
Idexx Laboratories Inc .....................           112,890                3,708,437
iDine Rewards Network Inc ..................            65,000                  690,300
IDX Systems Corp ...........................            59,265                1,009,283
iGate Corp .................................            61,400                  160,868
Igen International Inc .....................            55,925                2,396,386
Ihop Corp ..................................            71,839                1,724,136

   The accompanying notes are an integral part of these financial statements.


                                     SAI-109

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                        SHARES
                                               (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Ii-Vi Inc ...................................            36,081           $      579,461
Ilex Oncology Inc ...........................           111,212                  785,157
Illumina Inc ................................            87,200                  293,864
Imagistics International Inc ................            58,800                1,176,000
Imation Corp ................................           123,740                4,340,799
ImClone Systems Inc .........................           179,000                1,901,159
Imco Recycling Inc ..........................            34,600                  281,298
Immucor Inc .................................            38,600                  781,650
Immunogen Inc ...............................           146,279                  453,465
Immunomedics Inc ............................           156,863                  724,707
IMPAC Mortgage Holdings Inc .................           156,000                1,794,000
Impath Inc ..................................            55,709                1,098,581
Impax Laboratories Inc ......................            94,400                  378,544
IMPCO Technologies Inc ......................            34,294                  160,839
Inamed Corp .................................            43,620                1,343,496
Incyte Genomics Inc .........................           244,500                1,114,920
Independence Holding Co .....................            10,200                  218,994
Independent Bank Corp/MA ....................            41,448                  945,014
Independent Bank Corp/MI ....................            45,278                1,370,112
Indevus Pharmaceuticals Inc .................           122,000                  260,958
Inet Technologies Inc .......................            32,400                  197,640
InFocus Corp ................................           131,704                  811,297
Infogrames Inc ..............................            41,495                   73,446
Infonet Services Corp .......................           218,600                  432,828
Informatica Corp ............................           198,500                1,143,360
Information Holdings Inc ....................            37,180                  577,034
Information Resources Inc ...................            96,700                  154,720
Inforte Corp ................................            23,400                  181,350
infoUSA Inc .................................            84,576                  420,343
Ingles Markets Inc ..........................            35,800                  421,330
Inktomi Corp ................................           541,216                  865,946
Innkeepers USA Trust ........................            90,452                  692,862
Input/Output Inc ............................           154,404                  656,217
Inrange Technologies Corp ...................            48,800                  114,680
Insight Communications ......................           147,900                1,831,002
Insight Enterprises Inc .....................           149,144                1,239,387
Insignia Financial Group Inc ................            64,752                  469,452
Insituform Technologies Inc .................            81,833                1,395,253
Insurance Auto Auctions Inc .................            37,048                  614,626
Integra Bank Corp ...........................            57,030                1,016,275
Integra LifeSciences Holdings Corp ..........            63,900                1,127,835
Integral Systems Inc/MD .....................            34,100                  683,705
Integrated Defense Technologies Inc .........            24,900                  361,050
Integrated Electrical Services Inc ..........           111,959                  431,042
Integrated Silicon Solutions Inc ............            90,762                  395,722

The accompanying notes are an integral part of these financial statements.


                                     SAI-110

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                         SHARES
                                                (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Inter Parfums Inc ............................            18,100           $      140,094
Inter-Tel Inc ................................            62,733                1,311,747
Intercept Inc ................................            56,897                  963,323
Interchange Financial Services Cp/Nj .........            34,000                  547,400
Interdigital Communications Corp .............           194,012                2,824,815
Interface Inc ................................           171,628                  526,898
Intergraph Corp ..............................           164,333                2,918,554
Interland Inc ................................           437,382                  568,597
Intermagnetics General Corp ..................            55,270                1,085,503
Intermet Corp ................................            72,300                  303,660
InterMune Inc ................................            87,433                2,230,416
International Bancshares Corp ................            79,852                3,150,161
International Multifoods Corp ................            56,510                1,197,447
International Specialty Products Inc .........            39,511                  403,407
Internet Security Systems ....................           133,500                2,447,055
Interpool Inc ................................            22,600                  362,956
Interpore International ......................            61,500                  393,600
Interstate Bakeries ..........................           154,514                2,356,339
Intertan Inc .................................            84,539                  604,454
Intertrust Technologies Corp .................           269,200                1,138,716
Interwoven Inc ...............................           384,600                  999,960
Intrado Inc ..................................            60,500                  592,900
Intuitive Surgical Inc .......................           105,690                  651,050
Invacare Corp ................................            94,737                3,154,742
Inverness Medical Innovations Inc ............            21,200                  278,780
Investors Real Estate Trust ..................           118,591                1,183,538
Invision Technologies Inc ....................            39,400                1,038,584
Iomega Corp ..................................           184,322                1,446,928
Ionics Inc ...................................            64,549                1,471,717
IRT Property Co ..............................           123,419                1,464,984
Irwin Financial Corp .........................            54,622                  901,263
Isis Pharmaceuticals Inc .....................           160,888                1,060,252
Isle of Capri Casinos Inc ....................            52,940                  700,926
Itla Capital Corp ............................            17,500                  581,525
Itron Inc ....................................            72,700                1,393,659
ITT Educational Services Inc .................           152,512                3,591,658
ITXC Corp ....................................            49,258                  114,279
Ixia .........................................            78,400                  286,160
IXYS Corp ....................................            52,059                  367,537
J Jill Group Inc/The .........................            64,300                  898,914
J&J Snack Foods Corp .........................            21,300                  760,623
j2 Global Communications Inc .................            18,500                  352,240
Jack in the Box Inc ..........................           133,914                2,315,373
Jakks Pacific Inc ............................            87,516                1,178,841
Jarden Corp ..................................            39,600                  945,252

   The accompanying notes are an integral part of these financial statements.


                                     SAI-111

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002


----------------------------------------------------------------------------------------------
                                                       SHARES
                                              (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
JB Hunt Transport Services Inc .............            78,992           $    2,314,466
JDA Software Group Inc .....................            97,481                  941,666
JDN Realty Corp ............................           129,045                1,413,043
Jefferies Group Inc ........................            68,682                2,882,584
JLG Industries Inc .........................           154,222                1,161,292
JM Smucker Co/The ..........................           158,240                6,299,534
Jo-Ann Stores Inc ..........................            51,800                1,189,846
Johnson Outdoors Inc .......................            13,700                  135,219
Jones Lang LaSalle Inc .....................           111,579                1,716,085
Journal Register Co ........................            98,629                1,753,624
Joy Global Inc .............................           161,900                1,822,994
K-Swiss Inc ................................            44,600                  968,266
K2 Inc .....................................            69,200                  650,480
Kadant Inc .................................            51,461                  771,915
Kaman Corp .................................            80,055                  880,605
Kansas City Life Ins Co ....................            11,834                  448,509
Kansas City Southern .......................           210,950                2,531,400
Kaydon Corp ................................            98,668                2,092,748
Keane Inc ..................................           202,136                1,817,203
Keithley Instruments Inc ...................            21,662                  270,775
Kellwood Co ................................            89,785                2,334,410
Kelly Services Inc .........................            59,898                1,480,080
Kendle International Inc ...................            38,800                  341,479
Kennametal Inc .............................           122,828                4,235,109
Kenneth Cole Productions Inc ...............            24,786                  503,156
Kensey Nash Corp ...........................            23,100                  422,037
Key Energy Services Inc ....................           403,495                3,619,350
Keynote Systems Inc ........................            51,654                  398,769
Keystone Automotive Industries Inc .........            34,800                  522,696
Keystone Property Trust ....................            51,500                  873,955
kforce Inc .................................            55,331                  233,497
Kilroy Realty Corp .........................            86,195                1,986,795
Kimball International ......................           119,424                1,701,792
Kindred Healthcare Inc .....................            39,000                  707,889
Kirby Corp .................................            65,795                1,802,125
Knight Trading Group Inc ...................           298,600                1,430,294
Knight Transportation Inc ..................            84,912                1,783,152
Koger Equity Inc ...........................            66,662                1,039,927
Kopin Corp .................................           250,500                  981,960
Korn/Ferry International ...................           138,292                1,034,424
Kos Pharmaceuticals Inc ....................            18,786                  356,934
Kosan Biosciences Inc ......................            62,600                  379,982
Kramont Realty Trust .......................            67,600                  990,340
Kroll Inc ..................................            93,599                1,785,869
Kronos Inc/MA ..............................            71,083                2,629,360

   The accompanying notes are an integral part of these financial statements.


                                     SAI-112

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                         SHARES
                                                (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Kulicke & Soffa Industries Inc ...............           169,779           $      971,136
KV Pharmaceutical Co .........................            79,100                1,835,120
Kyphon Inc ...................................            22,000                  187,880
La Jolla Pharmaceutical Co ...................           157,700                1,025,050
La Quinta Corp ...............................           481,856                2,120,166
LabOne Inc ...................................            17,600                  311,872
Labor Ready Inc ..............................           143,985                  924,384
Laclede Group Inc/The ........................            66,009                1,597,418
Ladish Co Inc ................................            33,500                  270,010
Lakeland Bancorp Inc .........................            42,713                  763,281
Lakeland Financial Corp ......................            18,200                  426,790
Lance Inc ....................................            85,862                1,016,520
Landamerica Financial Group Inc ..............            66,302                2,350,406
Landauer Inc .................................            29,400                1,021,650
Landry's Restaurants Inc .....................            75,813                1,610,268
Landstar System Inc ..........................            54,536                3,182,721
Lannett Co Inc ...............................            11,200                  183,456
LaSalle Hotel Properties .....................            60,652                  849,128
Lattice Semiconductor Corp ...................           306,800                2,690,636
Lawson Products ..............................            16,899                  523,531
Lawson Software Inc ..........................            44,200                  254,150
Learning Tree International Inc ..............            37,649                  515,791
LeCroy Corp ..................................            35,000                  388,500
Leeds Federal Bankshares Inc .................             4,400                  140,360
Legato Systems Inc ...........................           303,831                1,528,270
LendingTree Inc ..............................            24,100                  310,408
Lennox International Inc .....................           152,757                1,917,100
Lexar Media Inc ..............................           118,600                  743,622
Lexicon Genetics Inc/tx ......................           116,918                  553,022
Lexington Corporate Properties Trust .........            95,014                1,510,723
Libbey Inc ...................................            55,636                1,446,536
Liberate Technologies ........................           376,000                  537,680
Liberty Corp .................................            58,957                2,287,532
Lifecore Biomedical Inc ......................            33,900                  290,862
Lifeline Systems Inc .........................            12,300                  275,889
Ligand Pharmaceuticals Inc ...................           187,999                1,009,555
Lightbridge Inc ..............................           107,399                  660,504
Lincoln Electric Holdings Inc ................           112,510                2,604,607
Lindsay Manufacturing Co .....................            35,957                  769,480
Linens 'N Things Inc .........................           130,087                2,939,966
Liquidmetal Technologies .....................            18,500                  190,180
Lithia Motors Inc ............................            41,900                  657,411
Littelfuse Inc ...............................            71,828                1,211,020
LNR Property Corp ............................            81,263                2,876,710
Local Financial Corp .........................            65,800                  963,970

   The accompanying notes are an integral part of these financial statements.


                                     SAI-113

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                      SHARES
                                             (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Lodgenet Entertainment Corp ...............            36,617           $      391,070
Lone Star Steakhouse & Saloon .............            58,263                1,126,806
Lone Star Technologies ....................            99,278                1,478,249
Longs Drug Stores Corp ....................           109,321                2,267,318
Longview Fibre Co .........................           177,056                1,280,115
Looksmart .................................           242,400                  601,152
Louisiana-Pacific Corp ....................           366,525                2,954,192
LSB Bancshares Inc ........................            31,300                  507,060
LSI Industries Inc ........................            47,950                  664,108
LTC Properties Inc ........................            56,800                  381,696
LTX Corp ..................................           163,646                  986,785
Luby's Inc ................................            63,400                  184,494
Lufkin Industries Inc .....................            20,300                  476,035
Luminex Corp ..............................            63,460                  260,821
Lydall Inc ................................            51,200                  581,120
M/I Schottenstein Homes Inc ...............            43,800                1,217,640
Macatawa Bank Corp ........................            23,200                  460,520
MacDermid Inc .............................            91,363                2,087,645
Macerich Co/The ...........................           117,182                3,603,347
Macrovision Corp ..........................           144,300                2,314,572
MAF Bancorp Inc ...........................            66,581                2,259,093
Magma Design Automation Inc ...............            69,100                  661,978
Magna Entertainment Corp ..................           162,600                1,008,120
Magnetek Inc ..............................            67,781                  300,948
Magnum Hunter Resources Inc ...............           174,559                1,038,626
Mail-Well Inc .............................            98,308                  245,770
Main Street Banks Inc .....................            38,900                  746,880
MainSource Financial Group Inc ............            22,050                  529,443
Manhattan Associates Inc ..................            70,475                1,667,439
Manitowoc Co ..............................            93,491                2,384,021
Mantech International Corp ................            24,600                  469,122
Manufactured Home Communities Inc .........            46,142                1,367,187
Manufacturers Services Ltd ................            52,800                  292,512
Manugistics Group Inc .....................           223,700                  536,880
MAPICS Inc ................................            48,100                  334,295
Mapinfo Corp ..............................            60,435                  335,414
Marcus Corp ...............................            70,253                  997,593
Marine Products Corp ......................            28,100                  276,785
MarineMax Inc .............................            24,000                  283,440
Martek Biosciences Corp ...................            71,584                1,801,053
Martha Stewart Living Omnimedia ...........            30,757                  303,572
Marvel Enterprises Inc ....................            64,800                  581,904
MASSBANK Corp .............................            13,500                  382,050
Massey Energy Co ..........................           221,700                2,154,924
Mastec Inc ................................            83,727                  246,995

   The accompanying notes are an integral part of these financial statements.


                                     SAI-114

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                          SHARES
                                                 (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Material Sciences Corp ........................            36,400           $      471,016
Matria Healthcare Inc .........................            27,100                  235,499
Matrixone Inc .................................           158,183                  680,187
Matthews International Corp ...................            99,564                2,223,364
Mattson Technology Inc ........................            61,054                  174,614
Maui Land & Pineapple Co Inc ..................             8,400                  133,056
Maverick Tube Corp ............................           133,178                1,735,309
MAXIMUS Inc ...................................            62,353                1,627,413
Maxtor Corp ...................................           710,900                3,597,154
Maxwell Shoe Co ...............................            47,300                  549,626
Maxygen .......................................           104,704                  797,844
MB Financial Corp .............................            41,800                1,454,222
McData Corp ...................................           229,400                1,628,740
MCG Capital Corp ..............................            83,200                  893,568
Mcgrath Rentcorp ..............................            31,822                  739,543
MCSi Inc ......................................            86,464                  410,704
MDC Holdings Inc ..............................            69,264                2,650,041
Med-Design Corp ...............................            31,000                  249,798
Medarex Inc ...................................           240,200                  948,790
Medcath Corp ..................................            20,100                  201,000
Mediacom Communications Corp ..................           186,800                1,645,708
Medical Staffing Network Holdings Inc .........            26,200                  419,200
Medicines Co ..................................            84,500                1,353,690
Medis Technologies Ltd ........................            38,331                  191,655
MedQuist Inc ..................................            35,481                  718,845
MedSource Technologies Inc ....................            36,300                  235,587
MEEMIC Holdings Inc ...........................             3,800                  109,972
Memberworks Inc ...............................            33,222                  597,332
MEMC Electronic Materials Inc .................           208,592                1,579,041
Men's Wearhouse Inc ...........................           107,335                1,840,795
Mentor Corp ...................................            69,150                2,662,275
Mentor Graphics Corp ..........................           230,200                1,809,372
Merchants Bancshares Inc ......................            14,700                  331,338
Mercury Computer Systems Inc ..................            77,755                2,373,083
Meridian Medical Technologies Inc .............            11,500                  510,600
Meridian Resource Corp ........................           123,754                  111,379
Meristar Hospitality Corp .....................           148,954                  983,096
Merit Medical Systems Inc .....................            38,800                  772,896
Meritage Corp .................................            30,000                1,009,500
Merix Corp ....................................            51,171                  429,836
Mesa Air Group Inc ............................           121,898                  496,125
Mesaba Holdings Inc ...........................            36,200                  221,544
Mestek Inc ....................................             9,300                  166,749
MetaSolv Inc ..................................            91,974                  126,004
Methode Electronics ...........................           118,283                1,297,565

   The accompanying notes are an integral part of these financial statements.

                                     SAI-115

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                          SHARES
                                                 (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Metris Cos Inc ................................           124,036           $      306,369
Metro One Telecommunications ..................            67,524                  435,530
MFA Mortgage Investments Inc ..................           159,100                1,336,440
MGE Energy Inc ................................            57,098                1,528,571
MGI Pharma Inc ................................            89,014                  645,352
Micromuse Inc .................................           257,500                  983,650
Micros Systems Inc ............................            59,897                1,342,891
Microsemi Corp ................................            95,958                  584,384
Microtune Inc .................................           158,544                  496,243
MID Atlantic Realty Trust .....................            61,500                1,070,100
Mid-America Apartment Communities Inc .........            50,711                1,239,884
Mid-State Bancshares ..........................            89,364                1,467,536
Midas Inc .....................................            20,227                  130,060
Middlesex Water Co ............................            25,200                  528,444
Midland Co/The ................................            26,892                  510,948
Midway Games Inc ..............................           101,422                  422,930
Midwest Banc Holdings Inc .....................            33,000                  625,350
Midwest Express Holdings Inc ..................            46,767                  250,203
Milacron Inc ..................................            63,325                  376,784
Millennium Chemicals Inc ......................           220,261                2,096,885
Mills Corp/The ................................            76,843                2,254,574
MIM Corp ......................................            83,600                  484,880
Mine Safety Appliances Co .....................            28,821                  929,477
Minerals Technologies Inc .....................            71,860                3,100,759
MIPS Technologies Inc .........................           143,989                  436,287
Mission West Properties .......................            51,700                  511,830
Mobile Mini Inc ...............................            42,236                  661,838
Modine Manufacturing Co .......................           101,287                1,790,754
Modtech Holdings Inc ..........................            30,900                  299,730
Molecular Devices Corp ........................            55,779                  918,680
Monaco Coach Corp .............................            85,174                1,409,630
Monarch Casino & Resort Inc ...................            12,900                  177,117
Monolithic System Technology Inc ..............            65,300                  788,824
Monro Muffler Inc .............................            21,200                  358,280
Monterey Pasta Co .............................            51,000                  191,250
Moog Inc ......................................            54,016                1,676,657
Mossimo Inc ...................................            26,000                  143,000
Mothers Work Inc ..............................            10,300                  362,869
Movado Group Inc ..............................            35,100                  660,231
Movie Gallery Inc .............................            59,373                  771,849
MPS Group Inc .................................           329,825                1,827,231
MRO Software Inc ..............................            61,727                  749,674
MRV Communications Inc ........................           308,045                  329,608
MSC.Software Corp .............................            91,400                  705,608
MTR Gaming Group Inc ..........................            80,800                  643,168

   The accompanying notes are an integral part of these financial statements.



                                     SAI-116

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                     SHARES
                                            (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
MTS Systems Corp .........................            70,900           $      710,418
Mueller Industries Inc ...................            98,785                2,691,891
Multimedia Games Inc .....................            36,000                  988,560
Myers Industries Inc .....................            67,752                  724,946
Mykrolis Corp ............................           136,662                  997,633
Myriad Genetics Inc ......................            81,700                1,192,820
Nabi Biopharmaceuticals ..................           131,613                  816,001
NACCO Industries Inc .....................            19,604                  858,067
Nanometrics Inc ..........................            30,708                  128,667
Napro Biotherapeutics Inc ................            93,100                   63,308
Nara Bancorp Inc .........................            16,200                  336,474
NASB Financial Inc .......................             9,700                  223,100
Nash Finch Co ............................            32,600                  251,998
Nassda Corp ..............................            14,900                  167,178
Nastech Pharmaceutical Inc ...............            28,800                  246,240
NATCO Group Inc ..........................            34,200                  214,776
National Beverage Corp ...................            11,500                  175,950
National Health Investors Inc ............            81,902                1,316,984
National Health Realty Inc ...............            18,900                  275,940
National Healthcare Corp .................            30,300                  530,250
National Penn Bancshares Inc .............            66,467                1,764,699
National Presto Industries Inc ...........            16,900                  496,522
National Western Life INS ................             7,768                  745,728
Nationwide Health Properties Inc .........           175,443                2,619,364
Natures Sunshine Prods Inc ...............            41,400                  401,994
Nautica Enterprises Inc ..................            91,564                1,017,276
Nautilus Group Inc .......................            97,681                1,305,018
Navigant Consulting Inc ..................           137,621                  811,964
Navigant International Inc ...............            40,400                  498,132
Navigators Group Inc .....................            13,200                  302,940
NBC Capital Corp .........................            25,533                  643,432
NBT Bancorp Inc ..........................           107,800                1,840,146
NBTY Inc .................................           147,609                2,594,966
NCI Building Systems Inc .................            65,898                1,437,894
NCO Group Inc ............................            65,272                1,041,088
NDCHealth Corp ...........................           113,336                2,255,386
Nektar Therapeutics ......................           193,000                1,559,440
Neoforma Inc .............................            26,800                  320,260
Neopharm Inc .............................            41,220                  417,971
Neose Technologies Inc ...................            38,032                  337,344
Net2Phone Inc ............................            54,578                  221,041
Netbank Inc ..............................           173,739                1,681,794
Netegrity Inc ............................            91,471                  297,555
NetFlix Inc ..............................            21,290                  234,403
NETIQ Corp ...............................           130,675                1,613,836

   The accompanying notes are an integral part of these financial statements.



                                     SAI-117

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                  SHARES
                                         (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Netratings Inc ........................             23,890          $      171,984
Netro Corp ............................             34,362                  93,808
Netscout Systems Inc ..................             53,663                 233,434
NetScreen Technologies Inc ............             36,600                 616,344
Neurocrine Biosciences Inc ............             99,368               4,537,143
Neurogen Corp .........................             41,345                 150,082
New Century Financial Corp ............             54,100               1,373,599
New England Business Svc Inc ..........             40,060                 977,464
New Focus Inc .........................            226,600                 870,144
New Jersey Resources Corp .............             96,416               3,045,781
Newpark Resources .....................            256,212               1,114,522
Newport Corp ..........................            136,516               1,714,641
Nextel Partners Inc ...................            240,900               1,462,263
NIC Inc ...............................             87,600                 126,144
NL Industries .........................             29,779                 506,243
NN Inc ................................             40,400                 403,596
Nordson Corp ..........................             78,530               1,949,900
Nortek Holdings Inc ...................             30,307               1,386,545
North Pittsburgh Systems Inc ..........             54,788                 746,815
Northwest Bancorp Inc .................             40,032                 592,073
Northwest Natural Gas Co ..............             89,965               2,434,453
Northwest Pipe Co .....................             18,100                 313,130
Northwestern Corp .....................            138,797                 705,089
Novadigm Inc ..........................             32,909                  76,678
Novastar Financial Inc ................             38,200               1,185,346
Novell Inc ............................          1,279,497               4,273,520
Noven Pharmaceuticals Inc .............             74,234                 685,180
NPS Pharmaceuticals Inc ...............            105,105               2,645,493
NS Group Inc ..........................             56,617                 369,143
NU Horizons Electronics Corp ..........             42,900                 247,962
Nu Skin Enterprises Inc ...............            160,735               1,923,998
Nuance Communications Inc .............            123,952                 307,401
Nuevo Energy Co .......................             59,136                 656,410
NUI Corp ..............................             56,000                 966,560
Numerical Technologies Inc ............            104,057                 360,037
NYFIX Inc .............................             84,229                 379,031
NYMAGIC Inc ...........................              6,200                 120,590
O'Charleys Inc ........................             58,449               1,199,958
Oak Technology Inc ....................            200,644                 531,707
Oakley Inc ............................             88,000                 903,760
Oceaneering International Inc .........             83,097               2,055,820
OceanFirst Financial Corp .............             39,245                 881,050
Octel Corp ............................             36,700                 579,860
Ocular Sciences Inc ...................             60,693                 941,955
Ocwen Financial Corp ..................            125,487                 351,364

   The accompanying notes are an integral part of these financial statements.

                                     SAI-118

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                       SHARES
                                              (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Odyssey HealthCare Inc .....................            43,300           $    1,502,510
Odyssey Re Holdings Corp ...................            61,600                1,090,320
OfficeMax Inc ..............................           406,324                2,031,620
Offshore Logistics Inc .....................            65,122                1,427,474
Ohio Casualty Corp .........................           179,814                2,328,591
Oil States International Inc ...............            62,200                  802,380
Old Second Bancorp Inc .....................            25,333                  937,321
Olin Corp ..................................           178,444                2,774,804
Omega Financial Corp .......................            30,758                1,102,674
Omega Healthcare Investors Inc .............            60,300                  225,522
Omnicell Inc ...............................            45,300                  120,045
Omnivision Technologies Inc ................            72,300                  981,111
Omnova Solutions Inc .......................           153,280                  617,718
On Assignment Inc ..........................            75,886                  646,549
ON Semiconductor Corp ......................           123,400                  169,058
Oneida Ltd .................................            47,284                  521,543
Oneok Inc ..................................           191,024                3,667,661
Onyx Pharmaceuticals Inc ...................            41,600                  241,696
Onyx Software Corp .........................           144,640                  224,192
Openwave Systems Inc .......................           636,600                1,273,200
Oplink Communications Inc ..................           383,600                  303,044
Opnet Technologies Inc .....................            40,800                  329,705
Optical Communication Products Inc .........            25,000                   27,000
Option Care Inc ............................            43,974                  350,033
OraSure Technologies Inc ...................            86,400                  470,880
Orbital Sciences Corp ......................           150,659                  635,781
Oregon Steel Mills Inc .....................            93,100                  374,262
Oriental Financial Group ...................            38,625                  949,403
Orthologic Corp ............................           108,400                  391,324
Oshkosh B'Gosh Inc .........................            38,414                1,077,513
Oshkosh Truck Corp .........................            52,685                3,240,128
OSI Pharmaceuticals Inc ....................           127,200                2,086,080
OSI Systems Inc ............................            23,600                  400,728
Osmonics Inc ...............................            38,800                  657,272
Otter Tail Corp ............................            89,845                2,416,831
Overland Storage Inc .......................            24,200                  352,860
Overseas Shipholding Group .................            95,918                1,716,932
Overstock.com Inc ..........................             8,500                  110,500
Overture Services Inc ......................           180,227                4,921,999
Owens & Minor Inc ..........................           119,096                1,955,556
Oxford Industries Inc ......................            19,900                  510,435
Pacific Capital Bancorp ....................           126,025                3,207,336
Pacific Northwest Bancorp ..................            56,737                1,418,425
Pacific Sunwear Of California ..............           158,984                2,812,418
Pacific Union Bank .........................            37,800                  435,078

   The accompanying notes are an integral part of these financial statements.


                                     SAI-119

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-------------------------------------------------------------------------------------------------
                                                                SHARES
                                                       (UNLESS OTHERWISE NOTED)        VALUE
-------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Pacificare Health Systems ...........................           124,700           $    3,504,070
Packeteer Inc .......................................            73,558                  504,608
Pain Therapeutics Inc ...............................            57,600                  137,664
Palm Harbor Homes Inc ...............................            64,270                1,122,797
Palm Inc ............................................           103,350                1,622,595
PAM Transportation Services .........................             9,500                  239,495
Pan Pacific Retail Properties Inc ...................           118,226                4,318,796
Panera Bread Co .....................................            82,100                2,857,901
Papa John's International Inc .......................            45,449                1,267,118
Paradyne Networks Corp ..............................            87,200                  111,616
Parametric Technology Corp ..........................           919,005                2,315,893
Parexel International Corp ..........................            84,220                  925,578
Park Electrochemical Corp ...........................            63,800                1,224,960
Parker Drilling Co ..................................           255,217                  566,582
Parkervision Inc ....................................            27,340                  223,094
Parkvale Financial Corp .............................            17,100                  394,155
Parkway Properties Inc/Md ...........................            26,669                  935,549
Partners Trust Financial Group Inc ..................            21,100                  340,132
Party City Corp .....................................            23,100                  277,200
Pathmark Stores Inc .................................           108,700                  551,109
Patina Oil & Gas Corp ...............................            85,708                2,712,658
Paxar Corp ..........................................           111,313                1,641,867
Paxson Communications Corp ..........................           102,967                  212,112
Payless Shoesource Inc ..............................            79,300                4,081,571
PC Connection Inc ...................................            18,279                   92,675
PC-Tel Inc ..........................................            72,300                  490,194
PDF Solutions Inc ...................................            37,500                  259,875
PDI Inc .............................................            27,194                  293,450
Peapack Gladstone Financial Corp ....................            20,400                  698,700
Pec Solutions Inc ...................................            30,544                  913,266
Pediatrix Medical Group Inc .........................            78,837                3,158,210
Peet's Coffee & Tea Inc .............................            31,400                  443,682
Pegasus Solutions Inc ...............................            86,213                  864,716
Pegasystems Inc .....................................            19,100                   97,601
Penford Corp ........................................            24,900                  350,841
Penn Engineering & Manufacturing Corp ...............            41,788                  445,042
Penn National Gaming Inc ............................           108,632                1,722,904
Penn Traffic Co .....................................            37,200                  130,200
Penn Virginia Corp ..................................            27,394                  995,772
Pennfed Financial Services ..........................            18,300                  496,845
Pennrock Financial Services Corp ....................            24,709                  685,675
Pennsylvania Real Estate Investment Trust (REIT)(2) .            51,463                1,338,038
Penton Media Inc ....................................            59,100                   40,188
Penwest Pharmaceuticals Co ..........................            52,500                  556,500
Peoples Bancorp Inc/OH ..............................            29,500                  755,200

   The accompanying notes are an integral part of these financial statements.



                                     SAI-120

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                         SHARES
                                                (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Peoples Holding Co/The .......................            20,500           $      835,375
PEP Boys-Manny Moe & Jack ....................           169,621                1,967,604
Per-Se Technologies Inc ......................           108,164                  970,123
Peregrine Pharmaceuticals Inc ................           339,917                  265,135
Pericom Semiconductor Corp ...................            72,650                  603,722
Perrigo Co ...................................           222,474                2,703,059
Petroleum Helicopters ........................             8,100                  240,084
Petroquest Energy Inc ........................            94,000                  390,100
PF Chang's China Bistro Inc ..................            56,256                2,042,093
PFF Bancorp Inc ..............................            39,308                1,228,375
Pharmaceutical Resources Inc .................            66,158                1,971,508
Pharmacopeia Inc .............................            89,531                  798,617
Philadelphia Consolidated Holding Co .........            61,223                2,167,294
Phillips-Van Heusen ..........................            84,407                  975,745
Phoenix Technologies Ltd .....................            89,670                  517,396
Photon Dynamics Inc ..........................            60,188                1,372,286
Photronics Inc ...............................            95,342                1,306,185
Pico Holdings Inc ............................            26,085                  350,322
Piedmont Natural Gas Co ......................           109,924                3,885,813
Pilgrims Pride Corp ..........................            48,400                  396,880
Pinnacle Entertainment Inc ...................            83,198                  576,562
Pinnacle Systems Inc .........................           206,478                2,810,166
Pioneer Standard Electronics .................           108,505                  996,076
Pixelworks Inc ...............................           117,417                  681,019
Plains Exploration & Production Co ...........            88,019                  858,185
Plains Resources Inc .........................            88,019                1,043,025
Planar Systems Inc ...........................            46,900                  967,547
Plantronics Inc ..............................           131,832                1,994,618
PLATO Learning Inc ...........................            58,800                  349,272
Playboy Enterprises ..........................            49,836                  504,839
Playtex Products Inc .........................           102,341                1,011,129
Plexus Corp ..................................           153,805                1,350,408
Plug Power Inc ...............................            59,300                  266,257
PLX Technology Inc ...........................            46,327                  181,139
PMA Capital Corp .............................            96,852                1,387,889
PNM Resources Inc ............................           128,871                3,069,707
PolyMedica Corp ..............................            34,897                1,076,223
PolyOne Corp .................................           292,375                1,146,110
Pomeroy Computer Resources ...................            32,800                  383,760
Pope & Talbot Inc ............................            55,752                  795,024
Port Financial Corp ..........................            15,800                  704,996
Portal Software Inc ..........................           376,200                  303,970
Possis Medical Inc ...........................            58,800                1,058,400
Post Properties Inc ..........................           117,500                2,808,250
Potlatch Corp ................................           101,589                2,425,945

   The accompanying notes are an integral part of these financial statements.



                                     SAI-121

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



--------------------------------------------------------------------------------------
                                                  SHARES
                                         (UNLESS OTHERWISE NOTED)        VALUE
--------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Powell Industries Inc .................            21,300           $      363,783
Power Integrations Inc ................            91,720                1,559,240
Power-One Inc .........................           185,900                1,054,053
Powerwave Technologies Inc ............           240,400                1,298,160
Pozen Inc .............................            81,600                  420,240
PracticeWorks Inc .....................            48,500                  383,150
Praecis Pharmaceuticals Inc ...........           181,092                  588,549
Pre-Paid Legal Services Inc ...........            45,267                1,185,995
Prentiss Properties Trust .............           108,131                3,057,945
Presidential Life Corp ................            68,645                  681,645
Presstek Inc ..........................           107,125                  493,846
PRG-Schultz International Inc .........           123,121                1,095,777
Price Communications Corp .............           173,821                2,403,944
Price Legacy Corp .....................            69,700                  195,160
Priceline.com Inc .....................           461,900                  739,040
Pricesmart Inc ........................            16,049                  372,818
Prima Energy Corp .....................            37,663                  842,145
Prime Hospitality Corp ................           159,273                1,298,075
Prime Medical Services Inc ............            46,900                  406,623
Primedia Inc ..........................           500,600                1,031,236
Princeton Review Inc ..................            58,600                  290,070
Priority Healthcare Corp ..............            84,100                1,951,120
Private Media Group Ltd ...............            54,801                  178,103
PrivateBancorp Inc ....................            12,200                  461,770
ProAssurance Corp .....................            78,219                1,642,599
Probusiness Services Inc ..............            71,375                  713,750
ProcureNet Inc 3 ......................            64,900                    9,735
Progenics Pharmaceuticals Inc .........            28,800                  191,808
Progress Software Corp ................           109,108                1,412,949
ProQuest Co ...........................            53,527                1,049,129
Prosperity Bancshares Inc .............            48,300                  917,700
Protection One Inc ....................            54,300                  108,600
Protein Design Labs Inc ...............           311,600                2,648,600
Proton Energy Systems Inc .............           102,900                  308,700
Provident Bancorp Inc .................            10,900                  338,445
Provident Bankshares Corp .............            87,017                2,011,050
Province Healthcare Co ................           166,492                1,619,967
Proxim Corp ...........................           462,289                  402,191
Proxymed Inc ..........................            14,200                  148,248
PS Business Parks Inc .................            37,045                1,178,031
PSS World Medical Inc .................           251,332                1,719,111
PTEK Holdings Inc .....................           173,200                  762,080
Pulitzer Inc ..........................            32,294                1,451,615
QMed Inc ..............................            20,800                  130,208
QRS Corp ..............................            56,478                  372,755

   The accompanying notes are an integral part of these financial statements.


                                     SAI-122

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                       SHARES
                                              (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Quadramed Corp .............................            96,400           $      252,568
Quaker Chemical Corp .......................            26,000                  603,200
Quaker City Bancorp Inc ....................            17,200                  566,396
Quaker Fabric Corp .........................            41,400                  287,730
Quanex Corp ................................            60,024                2,010,804
Quanta Services Inc ........................           107,800                  377,300
Quantum Corp ...............................           453,700                1,211,379
Quest Software Inc .........................           131,000                1,350,610
Quicksilver Resources Inc ..................            38,200                  856,826
Quidel Corp ................................            90,000                  312,210
Quiksilver Inc .............................            71,369                1,902,698
Quixote Corp ...............................            22,200                  400,932
Quovadx Inc ................................            61,340                  148,443
R&G Financial Corp .........................            56,090                1,304,093
Racing Champions Ertl Corp .................            30,800                  420,420
Radiant Systems Inc ........................            59,829                  576,153
Radiologix Inc .............................            69,600                  160,776
Radisys Corp ...............................            61,952                  494,377
RailAmerica Inc ............................           106,600                  764,322
Rainbow Technologies Inc ...................            87,262                  625,669
Raindance Communications Inc ...............           158,900                  513,247
RAIT Investment Trust ......................            58,500                1,263,600
Ralcorp Holdings Inc .......................           109,176                2,744,685
Rambus Inc .................................           291,605                1,956,670
Ramco-Gershenson Properties ................            31,700                  626,075
Range Resources Corp .......................           180,100                  972,540
Rare Hospitality International Inc .........            68,854                1,901,747
Rayovac Corp ...............................           116,974                1,559,263
Raytech Corp-Del ...........................           156,300                  890,910
RCN Corp ...................................           217,000                  115,010
Read-Rite Corp .............................           337,600                  118,160
Realty Income Corp .........................           117,588                4,115,580
Red Hat Inc ................................           396,600                2,343,906
Redback Networks Inc .......................           490,700                  412,188
Redwood Trust Inc ..........................            39,800                1,102,460
Regal-Beloit Corp ..........................            84,128                1,741,450
Regeneron Pharmaceuticals Inc ..............           117,623                2,177,202
Regent Communications Inc ..................            89,342                  528,011
Regis Corp .................................           152,618                3,966,542
Register.com ...............................            95,552                  429,984
RehabCare Group Inc ........................            57,798                1,102,786
Reliance Steel & Aluminum Co ...............            82,713                1,723,739
Remec Inc ..................................           182,095                  706,529
Remedytemp Inc .............................            17,700                  247,800
Remington Oil & Gas Corp ...................            71,200                1,168,392

   The accompanying notes are an integral part of these financial statements.


                                     SAI-123

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                     SHARES
                                            (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Renaissance Learning Inc .................            34,814           $      657,985
Rent-Way Inc .............................            92,366                  323,281
Republic Bancorp Inc/KY ..................            25,700                  289,639
Republic Bancorp Inc/MI ..................           188,163                2,214,679
Republic Bancshares Inc ..................            16,000                  314,400
Res-Care Inc .............................            50,500                  183,265
Research Frontiers Inc ...................            29,660                  247,364
Resmed Inc ...............................           109,300                3,341,301
Resource America Inc .....................            54,100                  487,495
Resources Connection .....................            69,400                1,610,774
Respironics Inc ..........................           118,943                3,619,554
Restoration Hardware Inc .................            64,000                  320,640
Retek Inc ................................           182,000                  495,040
Revlon Inc ...............................            44,841                  137,213
Rex Stores Corp ..........................            32,000                  326,720
RFS Hotel Investors Inc ..................           106,186                1,153,180
RH Donnelley Corp ........................            96,191                2,819,358
Richardson Electronics Ltd ...............            21,400                  185,324
Rigel Pharmaceuticals Inc ................            76,100                   82,949
Riggs National Corp ......................            47,658                  738,222
Right Management Consultants Inc .........            57,325                  759,556
Rita Medical Systems Inc .................            31,200                  157,560
Riverstone Networks Inc ..................           442,900                  938,948
Riviana Foods Inc ........................            19,763                  534,016
RLI Corp .................................            45,250                1,262,475
RMH Teleservices Inc .....................            46,700                  490,350
Roadway Corp .............................            40,835                1,503,136
Roanoke Electric Steel Corp ..............            35,600                  338,200
Robbins & Myers Inc ......................            34,687                  638,241
Robert Mondavi ...........................            33,514                1,038,934
Rock-Tenn Co .............................            36,699                  494,703
Rogers Corp ..............................            54,860                1,220,635
Rollins Inc ..............................            51,776                1,317,699
Roper Industries Inc .....................           104,244                3,815,330
Roxio Inc ................................            65,200                  311,004
Royal Bancshares Of Pennsylvania .........            17,100                  365,940
Royal Gold Inc ...........................            46,500                1,158,827
RPC Inc ..................................            36,613                  424,711
RSA Security Inc .........................           160,050                  958,700
RTI International Metals Inc .............            70,776                  714,838
Ruddick Corp .............................           109,627                1,500,794
Rudolph Technologies Inc .................            30,852                  591,124
Russ Berrie & Co Inc .....................            36,662                1,238,442
Russell Corp .............................            88,309                1,478,293
Ryan's Family STK Houses Inc .............           156,597                1,777,376

   The accompanying notes are an integral part of these financial statements.


                                     SAI-124

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                         SHARES
                                                (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Ryerson Tull Inc .............................            79,131           $      482,699
S&T Bancorp Inc ..............................            93,175                2,334,127
S1 Corp ......................................           254,500                1,135,070
Safeguard Scientifics Inc ....................           403,528                  548,798
Saga Communications Inc ......................            52,557                  998,583
Salem Communications Corp /DE ................            32,641                  815,046
Salix Pharmaceuticals Ltd ....................            65,000                  454,350
Salton Inc ...................................            26,630                  256,181
Sanchez Computer Associates ..................            38,903                  112,041
Sanderson Farms Inc ..........................            18,000                  376,380
Sandisk Corp .................................           214,500                4,354,350
Sandy Spring Bancorp Inc .....................            52,198                1,644,237
Sangamo Biosciences Inc ......................            60,500                  182,105
Sangstat Medical Corp ........................            90,825                1,026,323
Santander BanCorp ............................            27,816                  361,608
Sapient Corp .................................           290,200                  594,910
Sauer-Danfoss Inc ............................            34,529                  272,779
Saul Centers Inc .............................            37,044                  881,647
Saxon Capital Inc ............................           103,100                1,289,781
SBS Technologies Inc .........................            48,520                  444,443
ScanSoft Inc .................................           189,400                  984,880
Scansource Inc ...............................            16,700                  823,310
Schawk Inc ...................................            24,200                  239,822
Schnitzer Steel Industries Inc ...............            13,000                  271,700
School Specialty Inc .........................            52,901                1,056,962
Schulman (A.) Inc ............................           104,918                1,952,524
Schweitzer-Mauduit International Inc .........            53,317                1,306,267
Scientific Games Corp ........................           156,200                1,134,012
Scios Inc ....................................           166,400                5,421,312
SCM Microsystems Inc .........................            62,402                  265,209
SCP Pool Corp ................................            63,055                1,841,206
SCS Transportation Inc .......................            53,158                  526,796
Seaboard Corp ................................             1,300                  312,000
Seachange International Inc ..................            76,886                  472,849
Seacoast Banking Corp of Florida .............            37,900                  714,036
Seacoast Financial Services Corp .............            87,803                1,757,026
Seacor Smit Inc ..............................            60,927                2,711,252
Seattle Genetics Inc /wa .....................            64,000                  198,400
Second Bancorp Inc ...........................            31,200                  826,800
Secure Computing Corp ........................            98,871                  633,763
Seebeyond Technology Corp ....................           186,636                  453,525
Select Medical Corp ..........................            64,000                  863,360
Selective Insurance Group ....................            90,554                2,280,150
SEMCO Energy Inc .............................            58,832                  358,875
Seminis Inc ..................................            68,800                  198,144

   The accompanying notes are an integral part of these financial statements.


                                     SAI-125

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                    SHARES
                                           (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Semitool Inc ............................             51,595          $      320,405
Senior Housing Properties Trust .........            166,449               1,766,024
Sensient Technologies Corp ..............            155,189               3,487,097
Sepracor Inc ............................            251,600               2,432,972
Sequa Corp ..............................             21,862                 855,023
Sequenom Inc ............................            137,998                 248,396
Serena Software Inc .....................             59,817                 944,510
Serologicals Corp .......................             74,400                 818,400
Service Corp International/US ...........          1,038,440               3,447,621
Sharper Image Corp ......................             25,200                 439,236
Shenandoah Telecom Co ...................             10,900                 533,228
Shoe Carnival Inc .......................             25,900                 362,885
ShopKo Stores Inc .......................            101,495               1,263,613
Shuffle Master Inc ......................             61,500               1,175,265
Shurgard Storage Centers Inc ............            120,265               3,769,105
Sierra Health Services ..................             83,900               1,007,639
Sierra Pacific Resources ................            359,243               2,335,080
Silgan Holdings Inc .....................             37,700                 930,436
Silicon Graphics Inc ....................            641,982                 725,440
Silicon Image Inc .......................            211,523               1,269,138
Silicon Laboratories Inc ................             91,600               1,747,728
Silicon Storage Technology Inc ..........            267,100               1,079,084
Siliconix Inc ...........................             20,392                 477,173
Simmons First National Corp .............             25,900                 949,235
SimpleTech Inc ..........................             39,000                 117,780
Simpson Manufacturing Co Inc ............             53,432               1,757,913
Sinclair Broadcast Group Inc ............            114,340               1,329,774
Sipex Corp ..............................            103,654                 383,520
Sirius Satellite Radio Inc ..............            217,302                 139,073
Sitel Corp ..............................            229,437                 275,324
Sizeler Property Investors ..............             42,100                 391,109
SJW Corp ................................              6,800                 530,740
Skechers U.S.A. Inc .....................             54,818                 465,405
Skyline Corp ............................             21,483                 633,749
Skyworks Solutions Inc ..................            482,404               4,158,322
SL Green Realty Corp ....................             93,075               2,941,170
Smart & Final Inc .......................             33,812                 175,822
Sola International Inc ..................             77,900               1,012,700
Solutia Inc .............................            379,600               1,377,948
Somera Communications Inc ...............            117,193                 316,421
Sonic Corp ..............................            127,681               2,616,184
Sonic Innovations Inc ...................             33,600                 128,016
SONICblue Inc ...........................            291,799                 131,310
SonicWALL Inc ...........................            185,094                 671,891
SonoSite Inc ............................             48,731                 636,914

   The accompanying notes are an integral part of these financial statements.

                                     SAI-126

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                     SHARES
                                            (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Sonus Networks Inc .......................           631,900           $      631,900
Sotheby's Holdings .......................           156,552                1,408,968
SoundView Technology Group Inc ...........           272,436                  408,654
Sourcecorp ...............................            56,678                1,053,644
South Financial Group Inc/The ............           161,787                3,342,519
South Jersey Industries Inc ..............            41,726                1,377,793
Southern Union Co ........................           147,908                2,440,482
Southwest Bancorp Inc/OK .................            19,100                  496,409
Southwest Bancorp of Texas Inc ...........            99,364                2,862,677
Southwest Gas Corp .......................           117,510                2,755,610
Southwest Water Co .......................            34,020                  450,765
Southwestern Energy Co ...................            95,553                1,094,082
Sovran Self Storage Inc ..................            45,700                1,296,052
Spanish Broadcasting System ..............           123,470                  888,984
Spartan Motors Inc .......................            31,300                  356,194
Spartech Corp ............................            51,130                1,054,812
Specialty Laboratories ...................            27,900                  269,514
Spectralink Corp .........................            68,064                  488,700
SpeechWorks International Inc ............            94,700                  263,266
Speedway Motorsports Inc .................            49,151                1,267,113
Spherion Corp ............................           203,290                1,362,043
Spinnaker Exploration Co .................            85,049                1,875,330
Sports Authority Inc .....................           114,600                  802,200
Sports Resorts International Inc .........            85,000                  498,950
SPS Technologies Inc .....................            43,781                1,039,799
SPSS Inc .................................            41,264                  577,283
SRA International Inc ....................            18,400                  498,456
SS&C Technologies Inc ....................            25,400                  270,535
St Francis Capital Corp ..................            26,200                  613,604
St Mary Land & Exploration Co ............            98,060                2,451,500
Stage Stores Inc .........................            72,800                1,531,712
Stamps.com Inc ...........................           128,534                  600,254
Standard Commercial Corp .................            37,600                  680,560
Standard Microsystems Corp ...............            50,274                  978,835
Standard Motor Products Inc ..............            23,900                  310,700
Standard Register Co/The .................            64,569                1,162,242
Standard-Pacific Corp ....................           114,138                2,824,916
Standex International Corp ...............            38,332                  913,835
Stanley Furniture Co Inc .................            17,200                  399,900
Starrett (L.S.) Co .......................            24,000                  398,400
Startek Inc ..............................            37,839                1,044,356
State Auto Financial Corp ................            45,126                  699,453
State Bancorp Inc ........................            27,500                  495,000
Staten Island Bancorp Inc ................           198,438                3,996,541
Station Casinos Inc ......................           121,205                2,145,329

   The accompanying notes are an integral part of these financial statements.



                                     SAI-127

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                      SHARES
                                             (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Steak N Shake Co/The ......................            80,824           $      808,240
Steel Dynamics Inc ........................           114,656                1,379,312
Stein Mart Inc ............................            80,043                  488,262
Steinway Musical Instruments ..............            16,600                  270,082
Stepan Co .................................            20,927                  523,175
Stericycle Inc ............................           118,540                3,838,207
Sterling Bancorp/NY .......................            37,076                  975,840
Sterling Bancshares Inc/TX ................           132,776                1,622,523
Sterling Financial Corp/PA ................            62,375                1,475,169
Sterling Financial Corp/WA ................            43,400                  816,788
Steven Madden Ltd .........................            31,074                  561,507
Stewart & Stevenson Services ..............           101,936                1,441,375
Stewart Enterprises Inc ...................           337,078                1,877,862
Stewart Information Services Corp .........            61,153                1,308,063
Stillwater Mining Co ......................           162,226                  867,909
Stone Energy Corp .........................            75,469                2,517,646
Stoneridge Inc ............................            46,934                  558,515
StorageNetworks Inc .......................           241,200                  279,792
Stratex Networks Inc ......................           279,900                  618,579
Stratos Lightwave Inc .....................            21,480                   94,491
Strattec Security Corp ....................            12,900                  618,426
Strayer Education Inc .....................            32,723                1,881,573
Stride Rite Corp ..........................           136,916                  981,688
Sturm Ruger & Co Inc ......................            72,194                  690,897
Suffolk Bancorp ...........................            42,100                1,331,202
Summit America Television Inc .............           124,500                  332,415
Summit Bancshares Inc/TX ..................            18,500                  360,750
Summit Properties Inc .....................            76,761                1,366,346
Sun Bancorp Inc-NJ ........................            20,000                  266,000
Sun Bancorp Inc/PA ........................            16,600                  303,465
Sun Communities Inc .......................            53,477                1,955,654
Sunrise Assisted Living Inc ...............            64,736                1,611,279
Suntron Corp ..............................               100                      467
SuperGen Inc ..............................           104,453                  379,164
Superior Energy Services ..................           169,133                1,386,891
Superior Financial Corp ...................            24,800                  455,601
Superior Industries International .........            74,809                3,094,100
Supertex Inc ..............................            33,699                  501,778
Surebeam Corp .............................           230,228                  930,121
SureWest Communications ...................            47,800                1,778,160
SurModics Inc .............................            49,116                1,408,647
Susquehanna Bancshares Inc ................           142,570                2,971,301
Swift Energy Co ...........................            84,978                  821,737
SWS Group Inc .............................            49,786                  675,098
SY Bancorp Inc ............................            20,700                  767,970

   The accompanying notes are an integral part of these financial statements.


                                     SAI-128

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                       SHARES
                                              (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Sybron Dental Specialties Inc ..............           134,066           $    1,990,880
Sycamore Networks Inc ......................           554,000                1,601,060
SYKES Enterprises Inc ......................            82,880                  271,846
Sylvan Learning Systems Inc ................           115,214                1,889,510
Symyx Technologies .........................            81,637                1,027,810
Synaptics Inc ..............................            13,300                  101,080
Syncor International Corp-Del ..............            62,609                1,736,148
Synplicity Inc .............................            30,500                  115,290
Syntel Inc .................................            18,454                  387,719
Syntroleum Corp ............................            61,475                  106,352
Sypris Solutions Inc .......................            15,600                  159,276
Systems & Computer Technology Corp .........           106,269                  913,913
Take-Two Interactive Softwar ...............           132,874                3,121,210
Talk America Holdings Inc ..................            84,333                  472,265
Talx Corp ..................................            42,040                  543,157
Tanger Factory Outlet Centrs ...............            22,700                  703,700
Tanox Inc ..................................            85,385                  772,734
Tasty Baking Co ............................            33,100                  287,970
Taubman Centers Inc ........................           104,105                1,689,624
TBC Corp ...................................            56,900                  683,369
Techne Corp ................................           148,500                4,242,348
Technical Olympic USA Inc ..................            10,600                  156,986
Technitrol Inc .............................           141,618                2,285,715
Tecumseh Products Co .......................            54,484                2,404,379
Tejon Ranch Co .............................            25,491                  757,083
Tekelec ....................................           161,700                1,689,765
Teledyne Technologies Inc ..................           110,299                1,729,488
TeleTech Holdings Inc ......................           134,300                  975,018
Telik Inc ..................................           118,400                1,380,544
Tellium Inc ................................           269,200                  172,288
Tennant Co .................................            33,062                1,077,821
Tenneco Automotive Inc .....................           138,600                  559,944
Terayon Corp ...............................           217,100                  445,055
Terex Corp .................................           150,118                1,672,315
Terra Industries Inc .......................           109,800                  167,994
Tesoro Petroleum Corp ......................           222,014                1,003,503
Tetra Tech Inc .............................           175,393                2,139,795
Tetra Technologies Inc .....................            47,500                1,015,075
Texas Biotech Corp .........................           148,020                  207,228
Texas Industries Inc .......................            73,703                1,790,983
Texas Regional Bancshares Inc ..............            79,945                2,841,325
Theragenics Corp ...........................           103,842                  418,483
Therasense Inc .............................            80,900                  675,515
Therma-Wave Inc ............................            90,739                   95,276
Thomas & Betts Corp ........................           152,180                2,571,842

   The accompanying notes are an integral part of these financial statements.


                                     SAI-129

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                          SHARES
                                                 (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Thomas Industries Inc .........................            50,176           $    1,307,587
Thomas Nelson Inc .............................            28,700                  287,574
Thor Industries Inc ...........................            53,452                1,840,352
Thoratec Corp .................................           170,604                1,301,709
Thornburg Mortgage Inc ........................           179,000                3,597,900
THQ Inc .......................................           142,067                1,882,388
Three-Five Systems Inc ........................            76,659                  494,451
TIBCO Software Inc ............................           294,100                1,817,538
Tier Technologies Inc .........................            52,500                  840,000
Time Warner Telecom Inc .......................           156,300                  329,793
Tivo Inc ......................................            62,524                  327,001
Tollgrade Communications Inc ..................            44,815                  525,680
Tom Brown Inc .................................           117,672                2,953,567
Tompkins Trustco Inc ..........................            26,400                1,164,240
Too Inc .......................................           119,318                2,806,359
Topps Co/The ..................................           134,458                1,169,785
Toro Co .......................................            43,867                2,803,101
Touch America Holdings Inc ....................           360,400                  140,556
Tower Automotive Inc ..........................           228,486                1,028,187
Town & Country Trust/The ......................            52,952                1,117,287
Tractor Supply Co .............................            49,600                1,864,960
Trammell Crow Co ..............................           101,135                  910,215
Trans World Entertainment .....................            64,610                  234,534
Transaction Systems Architects Inc ............           119,413                  776,185
Transcontinental Realty Investors Inc .........            12,000                  211,680
Transkaryotic Therapies Inc ...................           102,434                1,014,097
Transmeta Corp/Delaware .......................           397,900                  465,543
Transmontaigne Inc ............................            50,039                  232,181
TRC Cos Inc ...................................            29,849                  391,917
Tredegar Corp .................................            95,231                1,428,465
Tremont Corp ..................................             3,100                   92,380
Trex Co Inc ...................................            23,540                  830,962
Triad Guaranty Inc ............................            28,088                1,035,324
Triangle Pharmaceuticals Inc ..................           123,468                  733,400
Triarc Cos ....................................            49,264                1,292,687
Trico Bancshares ..............................            17,100                  420,660
Trico Marine Services Inc .....................            78,525                  261,488
Trikon Technologies Inc .......................            36,200                  181,000
Trimble Navigation Ltd ........................            94,283                1,177,595
Trimeris Inc ..................................            53,606                2,309,883
Trinity Industries Inc ........................           126,704                2,402,308
TriPath Imaging Inc ...........................            80,900                  216,812
Tripos Inc ....................................            26,700                  195,711
Triquint Semiconductor Inc ....................           472,697                2,004,235
Triton PCS Holdings Inc .......................            70,500                  277,065

   The accompanying notes are an integral part of these financial statements.


                                     SAI-130

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                              SHARES
                                                     (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Triumph Group Inc .................................            50,698           $    1,619,294
Trizetto Group ....................................           107,307                  658,865
Tropical Sportswear International Corp ............            25,900                  232,323
Troy Financial Corp ...............................            30,854                  832,441
Trust Co Of N J ...................................            67,793                1,886,747
Trustco Bank Corp NY ..............................           259,677                2,799,318
TTM Technologies Inc ..............................            65,800                  217,732
Tuesday Morning Corp ..............................            29,658                  507,152
Tularik Inc .......................................           153,605                1,145,893
Tupperware Corp ...................................           186,539                2,813,008
Turnstone Systems Inc .............................           146,600                  395,820
Tweeter Home Entertainment Group Inc ..............            76,669                  449,280
Tyler Technologies Inc ............................           114,900                  479,133
UAL Corp ..........................................           259,200                  370,656
Ubiquitel Inc .....................................           129,400                   51,760
UCBH Holdings Inc .................................            63,712                2,704,574
UGI Corp ..........................................            96,948                3,624,886
UICI ..............................................           140,607                2,186,439
UIL Holdings Corp .................................            42,311                1,475,385
Ulticom Inc .......................................            44,925                  336,488
Ultimate Electronics Inc ..........................            38,657                  392,369
Ultratech Stepper Inc .............................            76,870                  756,324
UMB Financial Corp ................................            58,451                2,236,394
Umpqua Holdings Corp ..............................           103,045                1,880,571
Unifi Inc .........................................           175,587                  921,832
Unifirst Corp/MA ..................................            27,700                  559,540
Unilab Corp .......................................             4,800                   87,840
Union Acceptance Corp .............................            25,900                   16,058
Union Bankshares Corp .............................            26,400                  719,400
Unisource Energy Corp .............................           100,288                1,733,980
Unit Corp .........................................           152,358                2,826,241
United Auto Group Inc .............................            63,821                  795,848
United Bankshares Inc .............................           130,491                3,792,199
United Community Banks Inc/GA .....................            60,400                1,471,948
United Community Financial Corp/OH ................           114,858                  993,522
United Defense Industries Inc .....................            74,300                1,731,190
United Fire & Casualty Co .........................            24,400                  816,180
United Industrial Corp/New York ...................            36,600                  585,600
United National Bancorp NJ ........................            59,239                1,365,459
United Natural Foods Inc ..........................            66,722                1,691,403
United Online Inc .................................            75,800                1,208,328
United Stationers Inc .............................           108,109                3,113,647
United Surgical Partners International Inc ........            60,700                  948,195
United Therapeutics Corp ..........................            56,984                  951,633
Unitil Corp .......................................            15,600                  386,880

   The accompanying notes are an integral part of these financial statements.


                                     SAI-131

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                              SHARES
                                                     (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Universal American Financial Corp .................            80,800           $      470,175
Universal Compression Holdings Inc ................            60,663                1,160,483
Universal Corp-Va .................................            94,316                3,485,919
Universal Display Corp ............................            65,999                  520,732
Universal Electronics Inc .........................            54,049                  526,437
Universal Forest Products Inc .....................            48,717                1,038,695
Universal Health Rlty Income ......................            37,400                  981,750
Unizan Financial Corp .............................            79,860                1,577,235
UNOVA Inc .........................................           148,938                  893,628
Urban Outfitters Inc ..............................            25,200                  593,964
Urologix Inc ......................................            55,600                  184,036
URS Corp ..........................................            83,546                1,188,860
Urstadt Biddle Properties Inc .....................            65,700                  727,956
US Concrete Inc ...................................            68,500                  374,695
US Industries Inc .................................           236,652                  622,395
US Oncology Inc ...................................           244,629                2,120,933
US Physical Therapy Inc ...........................            34,900                  389,135
US Restaurants Properties Inc .....................            69,400                  977,152
US Unwired Inc ....................................           279,800                  137,102
US Xpress Enterprises Inc .........................            26,600                  233,016
USB Holding Co Inc ................................            43,986                  778,552
USEC Inc ..........................................           291,933                1,757,437
Usfreightways Corp ................................            95,817                2,754,739
USG Corp ..........................................           134,500                1,136,525
Vail Resorts Inc ..................................            30,838                  467,812
Valhi Inc .........................................            69,700                  578,510
Valmont Industries Inc ............................            46,884                  909,550
Value Line Inc ....................................             5,142                  223,368
Valueclick Inc ....................................           216,300                  603,477
Valuevision Media Inc .............................            68,769                1,030,160
Vans Inc ..........................................            72,834                  413,697
Varian Inc ........................................           106,583                3,057,866
Varian Semiconductor Equipment Associates Inc .....           110,149                2,617,250
Vastera Inc .......................................           114,800                  648,735
VCA Antech Inc ....................................            63,100                  946,500
Vector Group Ltd ..................................            75,340                  875,451
Veeco Instruments Inc .............................            86,797                1,003,373
Ventana Medical Systems ...........................            45,179                1,041,376
Ventas Inc ........................................           220,523                2,524,988
Verint Systems Inc ................................            15,100                  304,718
Veritas DGC Inc ...................................           108,700                  858,730
Verity Inc ........................................            76,264                1,021,251
Versicor Inc ......................................            78,300                  844,857
Vesta Insurance Group Inc .........................           118,200                  325,050
Vialta Inc ........................................             1,363                      416

   The accompanying notes are an integral part of these financial statements.


                                     SAI-132

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                            SHARES
                                                   (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Viasat Inc ......................................            63,167           $      728,947
Viasys Healthcare Inc ...........................            95,700                1,424,973
Vical Inc .......................................            67,717                  234,978
Vicor Corp ......................................            67,110                  553,725
Viewpoint Corp ..................................           128,381                  240,072
Vignette Corp ...................................           857,800                1,052,521
Vintage Petroleum Inc ...........................           171,967                1,814,252
Virage Logic Corp ...............................            35,000                  351,050
Virbac Corp .....................................            30,000                  168,300
Virco Manufacturing .............................            13,670                  139,434
Virginia Financial Group Inc ....................            26,500                  789,700
Visx Inc ........................................           172,716                1,654,619
Vital Signs Inc .................................            19,581                  585,080
VitalWorks Inc ..................................           130,200                  501,270
Vitesse Semiconductor Corp ......................           736,600                1,609,471
Vitria Technology Inc ...........................           226,200                  169,650
Vivus Inc .......................................           109,300                  407,689
Volt Information Sciences Inc ...................            25,362                  433,690
W Holding Co Inc ................................           153,039                2,511,370
W-H Energy Services Inc .........................            84,400                1,231,396
Wabash National Corp ............................            91,617                  767,750
Wabtec Corp .....................................           124,308                1,745,284
Wackenhut Corrections Corp ......................            35,600                  395,516
Wallace Computer Services Inc ...................           133,682                2,875,500
Walter Industries Inc ...........................            97,311                1,053,878
Warwick Community Bancorp Inc ...................            11,700                  331,461
Washington Real Estate Investment Trust .........           129,559                3,303,755
Washington Trust Bancorp Inc ....................            46,100                  900,333
Waste Connections Inc ...........................            99,386                3,837,293
WatchGuard Technologies .........................            94,336                  601,958
Water Pik Technologies Inc ......................            39,100                  287,385
Watsco Inc ......................................            60,348                  988,500
Watson Wyatt & Co Holdings ......................            72,100                1,568,175
Watts Industries Inc ............................            56,887                  895,401
Wausau-Mosinee Paper Corp .......................           127,292                1,428,216
Waypoint Financial Corp .........................           126,300                2,248,140
WCI Communities Inc .............................            25,200                  257,040
Wd-40 Co ........................................            57,755                1,525,887
WebEx Communications Inc ........................            81,300                1,219,500
webMethods Inc ..................................           164,200                1,349,724
Websense Inc ....................................            74,047                1,581,718
Weis Markets Inc ................................            38,900                1,207,845
Wellman Inc .....................................           117,712                1,587,935
Wellsford Real Properties Inc ...................            19,600                  308,896
Werner Enterprises Inc ..........................           137,894                2,968,858

   The accompanying notes are an integral part of these financial statements.


                                     SAI-133

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                       SHARES
                                              (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
WesBanco Inc ...............................            74,427           $    1,740,848
WESCO International Inc ....................            56,865                  312,189
West Coast Bancorp/OR ......................            55,500                  840,825
West Marine Inc ............................            34,300                  469,567
West Pharmaceutical Services Inc ...........            47,424                1,157,146
Westar Energy Inc ..........................           196,000                1,940,400
Westcorp ...................................            40,199                  844,179
Western Digital Corp .......................           682,435                4,360,760
Western Gas Resources Inc ..................            66,384                2,446,250
Western Wireless Corp ......................           192,800                1,021,840
Westfield Financial Inc ....................            15,700                  243,350
Westpoint Stevens Inc ......................           128,732                   75,952
Westport Resources Corp ....................            55,252                1,149,242
Wet Seal Inc/The ...........................            87,582                  942,470
WFS Financial Inc ..........................            27,026                  565,138
WGL Holdings Inc ...........................           174,961                4,185,067
White Electronic Designs Corp ..............            67,000                  512,550
Whitehall Jewellers Inc ....................            36,900                  350,550
Wild Oats Markets Inc ......................            76,807                  792,648
William Lyon Homes Inc .....................            17,300                  377,659
Willow Grove Bancorp Inc ...................            17,900                  248,810
Wilson Greatbatch Technologies Inc .........            76,000                2,219,200
Wilsons The Leather Experts ................            53,962                  269,810
Wind River Systems .........................           244,700                1,003,270
Winnebago Industries .......................            41,802                1,639,892
Winston Hotels Inc .........................            62,000                  483,600
Wintrust Financial Corp ....................            51,300                1,606,716
Wireless Facilities Inc ....................            74,900                  450,149
Witness Systems Inc ........................            36,500                  125,560
WMS Industries Inc .........................            79,287                1,187,719
Wolverine World Wide Inc ...................           146,371                2,211,666
Women First Healthcare Inc .................            54,500                  248,575
Woodhead Industries Inc ....................            32,900                  371,770
Woodward Governor Co .......................            32,542                1,415,577
World Acceptance Corp ......................            40,500                  308,205
World Fuel Services Corp ...................            30,700                  629,350
World Wrestling Entertainment Inc ..........            32,218                  259,355
Worthington Industries .....................           236,992                3,611,758
WPS Resources Corp .........................           112,874                4,381,769
WR Grace & Co ..............................           217,200                  425,712
Wright Medical Group Inc ...................            56,800                  991,671
WSFS Financial Corp ........................            26,600                  877,002
Wyndham International Inc ..................           412,300                   94,829
X-Rite Inc .................................            66,600                  465,534
Xicor Inc ..................................            69,100                  257,743

   The accompanying notes are an integral part of these financial statements.


                                     SAI-134

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 INDEX SECURITIES LENDING FUND
RUSSELL 2000 INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                    SHARES
                                           (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
XM Satellite Radio Holdings Inc .........           198,940           $      535,149
Yankee Candle Co Inc ....................            96,685                1,546,960
Yardville National Bancorp ..............            19,600                  337,904
Yellow Corp .............................           102,316                2,577,442
Young Broadcasting Inc ..................            54,262                  714,631
Young Innovations Inc ...................            15,200                  353,704
Zenith National Insurance Corp ..........            30,092                  707,764
Zoll Medical Corp .......................            29,763                1,061,646
Zomax Inc/MN ............................           105,197                  447,087
Zoran Corp ..............................            93,714                1,318,556
Zygo Corp ...............................            61,929                  432,884
Zymogenetics Inc ........................            30,100                  297,990
                                                                      --------------
TOTAL COMMON STOCK ......................                              2,137,339,189
                                                                      --------------


                                                            PRINCIPAL            VALUE
                                                         ---------------    ---------------
DEBT INSTRUMENTS -- 0.0%
MicroStrategy Inc 7.50% 6/24/2007 ....................   USD   626,274            250,510
                                                                            -------------
U.S. GOVERNMENT OBLIGATIONS -- 0.4%
United States Treasury Bills 1.18% 3/13/2003 .........   USD 9,210,000          9,188,566
                                                                            -------------


                                                             UNITS
                                                         ------------
STATE STREET BANK AND TRUST COMPANY
COLLECTIVE INVESTMENT FUNDS -- 2.2%
Short Term Investment Fund (4) .......................    47,314,842           47,314,842
----------------------------------------------------------------------------------------------
TOTAL INVESTMENTS -- 100%
 (Cost $2,787,703,062)................................                     $2,194,093,107
==============================================================================================

(1)   Issuer filed for bankruptcy.
(2)   Real Estate Investment Trust
(3)   Valued by management.
(4)   Collective investment fund advised by State Street Global Advisors.


At December 31, 2002, U.S. Treasury Bills with principal of $9,210,000 were pledged to cover margin requirements for open futures contracts. The following futures contracts were open at December 31, 2002:



                          NUMBER OF
       FUTURE             CONTRACTS        NOTIONAL        MATURITY        UNREALIZED
      CONTRACTS         LONG/(SHORT)         COST            DATE         GAIN/(LOSS)
--------------------   --------------   --------------   ------------   ---------------
Russell 2000 Index           293          $57,480,667     March 2003        (1,341,867)
                                                                            ==========

USD: United States Dollar


   The accompanying notes are an integral part of these financial statements.

                                    SAI-135

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                   RUSSELL 2000 INDEX SECURITIES LENDING FUND
                            RUSSELL 2000 INDEX FUND


                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

   State Street Bank and Trust Company ("State Street Bank") Russell 2000 Index Securities Lending Fund and State Street Bank and Trust Company Russell 2000 Index Fund (collectively, the "Fund") were formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to match the return of the Russell 2000 Index. State Street Bank is Trustee, custodian, and recordkeeper of the Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.


   A. SECURITY VALUATION

      Equity investments for which market quotations are readily available are valued at the last reported sale price on valuation date, or if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.

   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded net of applicable withholding taxes on the ex-dividend date. Distributions received from collective investment funds are recorded on the ex-dividend date and retain the character of income as earned by the underlying fund. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.

   C. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.

   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit and the closing market value on the valuation date of the securities bought or sold. The cost or proceeds of securities bought or sold are recorded at the execution price. Market effect is the difference between the execution price of the investment on the trade date and the investment's closing market value on the valuation date. Market effect and transaction costs (which include brokerage commissions, taxes and other direct costs related to the transactions), are recorded as realized gain/loss.



                                    SAI-136

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                   RUSSELL 2000 INDEX SECURITIES LENDING FUND
                            RUSSELL 2000 INDEX FUND


                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002



   E. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Fund indirectly bears the expenses paid by the underlying funds, if any. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.

   F. DISTRIBUTIONS TO PARTICIPANTS

      Net investment income (excluding security lending fee income, if any) and net realized gains are retained by the Fund. Income generated by security lending, if any, is distributed monthly to participants of the Lending Fund.

   G. FUTURES CONTRACTS

      The Fund may use futures contracts to manage exposure to the market. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument held by a fund, or hedge the fair value of other fund investments.

      Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the fluctuation in the value of the underlying index or security, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.

      Futures contracts involve, to varying degrees, credit and market risks. The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.

3. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

   The participants in the Russell 2000 Index Securities Lending Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Russell 2000 Index Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activity. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and financial highlights of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activity) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.



                                    SAI-137

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                   RUSSELL 2000 INDEX SECURITIES LENDING FUND
                            RUSSELL 2000 INDEX FUND


                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002



   Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 2002, the market value of securities loaned by the Lending Fund are disclosed on the Statement of Assets and Liabilities. Cash collateral provided by the Borrowers is recorded on the Statement of Assets and Liabilities and is invested in State Street Bank and Trust Company Quality D Short-Term Investment Fund. The Fund received securities of credit valued at $190,829 as additional collateral.

   A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Securities lending fee income, if any, is recorded on an accrual basis by the Lending Fund.

   State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.

4. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2002 were $2,403,026,828 and $2,285,528,939, respectively.



                                    SAI-138

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Daily EAFE Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily EAFE Fund at December 31, 2002, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodian, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 21, 2003


                                    SAI-139

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND


Statement of Assets and Liabilities
December 31, 2002

--------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------
ASSETS
Investments in securities, at value (cost $383,449,166) ..........................  $328,704,612
Foreign currency, at value (cost $424) ...........................................           425
------------------------------------------------------------------------------------------------
   Total assets ..................................................................   328,705,037
------------------------------------------------------------------------------------------------
LIABILITIES
Total liabilities ................................................................             0
------------------------------------------------------------------------------------------------
NET ASSETS (equivalent to $7.44 per unit based on 44,151,637 units outstanding)...  $328,705,037
================================================================================================




   The accompanying notes are an integral part of these financial statements.

                                    SAI-140

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND


Statement of Operations
Year Ended December 31, 2002

--------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------
INVESTMENT INCOME
 Dividends ..............................................................    $           1
---------------------------------------------------------------------------------------------
   Total investment income ..............................................                1
---------------------------------------------------------------------------------------------
EXPENSES
 Audit ..................................................................            6,500
 Professional fees ......................................................            2,000
---------------------------------------------------------------------------------------------
   Total expenses .......................................................            8,500
---------------------------------------------------------------------------------------------
   Net investment income (loss) .........................................           (8,499)
---------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ..........................................................      (98,462,890)
---------------------------------------------------------------------------------------------
                                                                               (98,462,890)
---------------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ..........................................................       39,698,860
---------------------------------------------------------------------------------------------
                                                                                39,698,860
---------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) ................................      (58,764,030)
---------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .........    $ (58,772,529)
=============================================================================================




   The accompanying notes are an integral part of these financial statements.

                                    SAI-141

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND


Statement of Changes in Net Assets




                                                                                         YEAR ENDED DECEMBER 31,
                                                                                          2002              2001
----------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) .....................................................   $       (8,499)   $      (13,012)
Net realized gain (loss) .........................................................      (98,462,890)      (42,006,444)
Net change in unrealized appreciation (depreciation) .............................       39,698,860       (68,411,854)
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations ..................      (58,772,529)     (110,431,310)
Net increase (decrease) in net assets resulting from participant transactions ....      (44,378,271)       (1,007,099)
----------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS ............................................     (103,150,800)     (111,438,409)
NET ASSETS
 Beginning of year ...............................................................      431,855,837       543,294,246
----------------------------------------------------------------------------------------------------------------------
 End of year .....................................................................   $  328,705,037    $  431,855,837
=====================================================================================================================




   The accompanying notes are an integral part of these financial statements.

                                    SAI-142

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND


Statement of Changes in Net Assets (Continued)




                                                                              YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------------------------------------
                                                                      2002                               2001
                                                       ---------------------------------- ----------------------------------
                                                             UNITS            AMOUNT            UNITS            AMOUNT
----------------------------------------------------------------------------------------------------------------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
Units issued .........................................     59,566,784    $  476,406,124       27,424,924    $  253,164,802
Units redeemed .......................................    (64,285,714)     (520,784,395)     (26,822,235)     (254,171,901)
----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) ..............................     (4,718,930)   $  (44,378,271)         602,689    $   (1,007,099)
==========================================================================================================================



Units in excess of 10% of the Fund units outstanding at December 31, 2002 held by 4 of the Fund's unitholders aggregated 64% of the Fund's total units outstanding.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-143

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND


Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)



                                                                     YEAR ENDED DECEMBER 31,
                                                -----------------------------------------------------------------
                                                   2002          2001          2000          1999         1998
-----------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..........    $   8.84     $  11.26      $  13.19      $  10.32      $  8.54
-----------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) (b) ........       (0.00)       (0.00)        (0.00)         0.00         0.21
Net realized and unrealized gain (loss) .....       (1.40)       (2.42)        (1.93)         2.87         1.57
-----------------------------------------------------------------------------------------------------------------
Total from investment operations ............       (1.40)       (2.42)        (1.93)         2.87         1.78
-----------------------------------------------------------------------------------------------------------------
Net asset value, end of year ................    $   7.44     $   8.84      $  11.26      $  13.19      $ 10.32
=================================================================================================================
Total return (%) (c) ........................      (15.75)      (21.49)       (14.63)        27.83        20.84
=================================================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (b) (d) ...............        0.00         0.00          0.00          0.00         0.11
-----------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) (b).......       (0.00)       (0.00)        (0.00)         0.00         2.13
-----------------------------------------------------------------------------------------------------------------
Portfolio turnover (%) ......................         117           45           103            47          109
-----------------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) ..........    $    329     $    432      $    543      $    516      $   490
=================================================================================================================



(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Zero amounts represent that which are less than $0.005 or 0.005% or ($0.005) or (0.005%) if negative.

(c) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(d) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-144

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002





-----------------------------------------------------------------------------------------------------
                                                                    SHARES
                                                           (UNLESS OTHERWISE NOTED)       VALUE
-----------------------------------------------------------------------------------------------------
COMMON STOCK -- 0.0% ....................................
Idris Hydraulic Malaysia Bhd ............................             72,200          $        950
Kelanamas Industries BHD(1) .............................              7,800                     0
Kemayan Corporation Berhad(1) ...........................                500                     0
Pilecon Engineering BHD .................................                500                    24
Pilecon Engineering BHD -- Warrants .....................                500                     7
Promet BHD(1) ...........................................             75,200                     0
Warisan TC Holdings Bhd .................................                 25                    15
                                                                                      ------------
TOTAL COMMON STOCK ......................................                                      996
                                                                                      ============
                                                                    UNITS
                                                                    -------
STATE STREET BANK AND TRUST COMPANY
COLLECTIVE INVESTMENT FUNDS -- 100.0%
Daily MSCI Europe Index Fund(2) .........................         32,457,635           234,895,908
Daily MSCI Japan Index Fund(2) ..........................          9,379,848            69,645,372
Daily MSCI Pacific Basin Ex-Japan Index Fund(2) .........          2,402,778            24,162,336
                                                                                      ------------
TOTAL COLLECTIVE INVESTMENT FUNDS .......................                              328,703,616
-----------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS -- 100%
(COST $383,449,166) .....................................                             $328,704,612
=====================================================================================================



----------
(1)   Issuer delisted due to bankruptcy.

(2)   Collective investment fund advised by State Street Global Advisors.




   The accompanying notes are an integral part of these financial statements.

                                    SAI-145

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                                DAILY EAFE FUND


                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

   State Street Bank and Trust Company ("State Street Bank") Daily EAFE Funds (collectively, the "Funds") are organized by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The Funds are organized into separate regional funds, a country fund and umbrella funds that hold investments in separate country and regional funds. State Street Bank is Trustee, custodian, and recordkeeper of the Funds and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is the Funds' investment manager.

   The investment objective of the Daily EAFE Fund (the "Fund") is to match the performance of the MSCI EAFE Index. Refer to the financial statements of each separate regional or country fund for disclosure of its accounting policies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

   A. SECURITY VALUATION

      Equity investments for which market quotations are readily available are valued at the last reported sale price on valuation date, or if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.

   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Interest income earned on securities, if any, is recorded on the accrual basis; interest earned on foreign currency accounts is recorded when the Trustee is first notified of the amount credited by the depository bank. Interest income includes accretion of discounts and amortization of premiums, if any.

      Collective investment funds in which the Fund invests may retain investment income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income of the underlying funds.

   C. FOREIGN CURRENCY AND FORWARD FOREIGN CURRENCY CONTRACTS

      The accounting records of the Fund are maintained in U.S. dollars. Foreign currency, investment securities, and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the prevailing rates of exchange at period end. Purchases and sales of securities, income and expenses are translated into U.S. dollars at the prevailing exchange rate on the respective dates of the transactions.



                                    SAI-146

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                                DAILY EAFE FUND


                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002




      Reported net realized gains and losses on foreign currency transactions represent net gains and losses from disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on securities and derivative instruments are not segregated in the Statement of Operations from the effects of changes in market prices of those securities and derivative instruments, but are included with the net realized and unrealized gain or loss on securities and derivative instruments. Net unrealized foreign exchange gains and losses arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/ depreciation on foreign currency related transactions.

      The Fund may use forward foreign currency contracts to facilitate transactions in foreign securities or as a hedge against the foreign currency exposure of either specific transactions or portfolio positions. When entering into a forward foreign currency contract, the Fund agrees to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed upon future date. Such contracts are valued based upon the difference in the forward exchange rates at the dates of entry into the contracts and the forward rates at the reporting date, and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund records realized gains or losses at the time the forward contract is extinguished by entry into a closing transaction or by delivery of the currency. Risks in foreign currency contracts arise from the possible inability of counterparties to meet the contracts' terms and from movements in currency values.

   D. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.

   E. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit.

      A transaction fee of 0.5% is charged on any contribution or withdrawal greater than 5% of the net asset value of the Fund. However, such fees are waived if the Fund's net participant activity on any day is less than 5% of the net asset value of the Fund. During the year, transaction fees of $30,496 were charged by the Fund.

   F. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Fund indirectly bears the expenses paid by the underlying funds, if any. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.

   G. DISTRIBUTIONS TO PARTICIPANTS

      Net investment income and net realized gains are retained by the Fund.



                                    SAI-147

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                                DAILY EAFE FUND


                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002




3. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2002 were $434,621,451 and $479,008,115, respectively.




                                    SAI-148

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Daily MSCI Europe Index Securities Lending Fund and State Street Bank and Trust Company
Daily MSCI Europe Index Fund


In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily MSCI Europe Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Europe Index Fund at December 31, 2002, and the results of their operations, the changes in their net assets and each of their financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodian, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 21, 2003

                                    SAI-149

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Statement of Assets and Liabilities
December 31, 2002

--------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
ASSETS
Investments in securities, at value, (including securities on loan of $320,007,122)
 (cost $2,384,105,285) ................................................................    $1,823,062,077
Foreign currency, at value (cost $23,984,739) .........................................        24,811,125
Foreign currency, segregated, at value (cost $12,118,824) .............................        12,863,241
Investments held as collateral for securities loaned ..................................       334,081,824
Receivable for open foreign currency contracts ........................................       503,312,300
Dividends receivable ..................................................................         2,413,389
Interest receivable ...................................................................            30,450
Tax reclaims receivable ...............................................................         1,177,148
---------------------------------------------------------------------------------------------------------
   Total assets .......................................................................     2,701,751,554
---------------------------------------------------------------------------------------------------------
LIABILITIES
Payable for collateral on securities loaned ...........................................       334,081,824
Payable for open foreign currency contracts ...........................................       501,349,559
Unrealized loss on open futures contracts .............................................         1,604,983
Accrued expenses ......................................................................           200,384
---------------------------------------------------------------------------------------------------------
   Total liabilities ..................................................................       837,236,750
---------------------------------------------------------------------------------------------------------
NET ASSETS ............................................................................    $1,864,514,804
=========================================================================================================
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
 (222,006,303 units outstanding, at $7.24 per unit net asset value) ...................    $1,606,743,207
DAILY MSCI EUROPE INDEX FUND
 (35,616,718 units outstanding, at $7.24 per unit net asset value) ....................       257,771,597
---------------------------------------------------------------------------------------------------------
                                                                                           $1,864,514,804
=========================================================================================================




   The accompanying notes are an integral part of these financial statements.

                                    SAI-150

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Statement of Operations
Year ended December 31, 2002

--------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
 Dividends (net of taxes withheld of $3,897,555) .........................................    $   38,863,872
 Interest ................................................................................         1,246,740
 Securities lending fee income (net of related expenses), allocated to the Lending Fund ..         1,471,653
------------------------------------------------------------------------------------------------------------
   Total investment income ...............................................................        41,582,265
------------------------------------------------------------------------------------------------------------
EXPENSES
 Custody .................................................................................           774,556
 Audit ...................................................................................            28,500
 Other ...................................................................................            29,673
------------------------------------------------------------------------------------------------------------
   Total expenses ........................................................................           832,729
------------------------------------------------------------------------------------------------------------
   Net investment income (loss) ..........................................................        40,749,536
------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ...........................................................................      (117,052,412)
   Foreign currency transactions .........................................................         7,368,759
   Futures contracts .....................................................................       (19,239,030)
------------------------------------------------------------------------------------------------------------
                                                                                                (128,922,683)
------------------------------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ...........................................................................      (326,807,845)
   Foreign currency transactions .........................................................         2,596,135
   Futures contracts .....................................................................        (3,388,650)
------------------------------------------------------------------------------------------------------------
                                                                                                (327,600,360)
------------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) .................................................      (456,523,043)
------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................    $ (415,773,507)
============================================================================================================




   The accompanying notes are an integral part of these financial statements.

                                    SAI-151

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Statement of Changes in Net Assets






                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                                 2002               2001
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) ............................................................  $   40,749,536    $     48,259,588
Net realized gain (loss) ................................................................    (128,922,683)       (305,932,017)
Net change in unrealized appreciation (depreciation) ....................................    (327,600,360)       (321,948,092)
-------------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in net assets resulting from operations ........................    (415,773,507)       (579,620,521)
-------------------------------------------------------------------------------------------------------------------------------
Distributions of security lending fee income, allocated to the Lending Fund participants       (1,471,653)         (1,580,936)
Net increase (decrease) in net assets resulting from participant transactions ...........     809,919,920        (727,791,599)
-------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS ...................................................     392,674,760      (1,308,993,056)
NET ASSETS
 Beginning of year ......................................................................   1,471,840,044       2,780,833,100
-------------------------------------------------------------------------------------------------------------------------------
 End of year ............................................................................  $1,864,514,804    $  1,471,840,044
===============================================================================================================================




   The accompanying notes are an integral part of these financial statements.

                                    SAI-152

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Statement of Changes in Net Assets (Continued)






                                                                                YEAR ENDED DECEMBER 31,
                                                       --------------------------------------------------------------------------
                                                                       2002                                  2001
                                                       ------------------------------------- ------------------------------------
                                                             UNITS              AMOUNT             UNITS             AMOUNT
                                                       ----------------- ------------------- ---------------- -------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
LENDING FUND
Units issued .........................................     394,449,132    $  3,097,155,258      106,923,274    $  1,012,218,585
Units redeemed .......................................    (302,348,332)     (2,277,704,469)     (92,027,363)       (842,130,556)
-------------------------------------------------------------------------------------------------------------------------------
 Total ...............................................      92,100,800    $    819,450,789       14,895,911    $    170,088,029
-------------------------------------------------------------------------------------------------------------------------------
NON-LENDING FUND
Units issued .........................................      42,252,590    $    330,591,702       17,575,506    $    157,495,150
Units redeemed .......................................     (43,100,771)       (340,122,571)    (117,522,825)     (1,055,374,778)
-------------------------------------------------------------------------------------------------------------------------------
 Total ...............................................        (848,181)   $     (9,530,869)     (99,947,319)   $   (897,879,628)
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) ..............................      91,252,619    $    809,919,920      (85,051,408)   $   (727,791,599)
===============================================================================================================================



LENDING FUND

Units in excess of 10% of the Lending Fund units outstanding at December 31, 2002 held by 2 of the Lending Fund's unitholders aggregated 98% of the Lending Fund's total units outstanding.

NON-LENDING FUND

Units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 2002 held by 1 of the Non-Lending Fund's unitholders aggregated 91% of the Non-Lending Fund's total units outstanding.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-153

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND


Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)






                                                                     YEAR ENDED DECEMBER 31,
                                                ------------------------------------------------------------------
                                                   2002          2001          2000          1999        1998 (a)
                                                ----------   -----------   -----------   -----------   -----------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..........    $   8.85     $  11.06      $  12.16      $  10.42      $  10.00
------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (b) (c) ........        0.19         0.21          0.25          0.23         (0.00)
Net realized and unrealized gain (loss) .....       (1.79)       (2.41)        (1.34)         1.52          0.42
------------------------------------------------------------------------------------------------------------------
Total from investment operations ............       (1.60)       (2.20)        (1.09)         1.75          0.42
Distributions of securities lending fee
 income (b) .................................       (0.01)       (0.01)        (0.01)        (0.01)        (0.00)
------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ................    $   7.24     $   8.85      $  11.06      $  12.16      $  10.42
================================================================================================================
Total return (%) (d) ........................      (18.11)      (19.91)        (8.99)        16.87          4.20
================================================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (b) (e) ...............        0.05         0.05          0.04          0.10          0.00
------------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) (e).......        2.42         2.28          2.10          2.20          0.02
------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%) (b) ..................       26.40        94.75         64.53         13.93          0.00
------------------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) ..........    $  1,607     $  1,149      $  1,272      $  1,211      $    499
================================================================================================================



(a) The Daily MSCI Europe Index Securities Lending Fund commenced operations on December 18, 1998.

(b) Zero amounts represent that which are less than $0.005 or 0.005% or ($0.005) or (0.005%) if negative.

(c) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(d) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning andend of the year and assumes reinvestment of distributions, if any. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(e)        Not annualized for the period ended December 31, 1998.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-154

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX FUND


Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)






                                                                     YEAR ENDED DECEMBER 31,
                                                ------------------------------------------------------------------
                                                   2002          2001          2000          1999        1998 (a)
                                                ----------   -----------   -----------   -----------   -----------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..........    $   8.85     $  11.06      $  12.16      $  10.42      $  10.00
-----------------------------------------------------------------------------------------------------------------
Net investment income (loss) (b) (c) ........        0.18         0.20          0.24          0.22          0.00
Net realized and unrealized gain (loss) .....       (1.79)       (2.41)        (1.34)         1.52          0.42
----------------------------------------------   --------     --------      --------      --------      --------
Total from investment operations ............       (1.61)       (2.21)        (1.10)         1.74          0.42
----------------------------------------------   --------     --------      --------      --------      --------
Net asset value, end of year ................    $   7.24     $   8.85      $  11.06      $  12.16      $  10.42
================================================================================================================
Total return (%) (d) ........................      (18.19)      (19.98)        (9.05)        16.75          4.20
================================================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (b) (e) ...............        0.05         0.05          0.04          0.10          0.00
----------------------------------------------   --------     --------      --------      --------      --------
Ratio of net investment income (%) (e).......        2.31         2.15          2.04          2.14          0.02
----------------------------------------------   --------     --------      --------      --------      --------
Portfolio turnover (%) (b) ..................       26.40        94.75         64.53         13.93          0.00
----------------------------------------------   --------     --------      --------      --------      --------
Net assets, end of year (000,000s) ..........    $    258     $    323      $  1,509      $  1,724      $    979
================================================================================================================



(a)   The Daily MSCI Europe Index Fund commenced operations on December 18,
      1998.

(b) Zero amounts represent that which are less than $0.005 or 0.005% or ($0.005) or (0.005%) if negative.

(c) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(d) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(e)        Not annualized for the period ended December 31, 1998.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-155

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-----------------------------------------------------------------------------------------------------------------
                                                                             SHARES
                                                                    (UNLESS OTHERWISE NOTED)        VALUE
-----------------------------------------------------------------------------------------------------------------
COMMON STOCK -- 95.8%
AUSTRIA -- 0.2%
Bohler Uddeholm ..................................................             4,067           $      188,343
Erste Bank der Oesterreichischen Sparkassen AG ...................            10,901                  733,845
Flughafen Wien AG ................................................             3,700                  124,249
Mayr-Melnhof Karton AG ...........................................             1,732                  128,138
OMV AG ...........................................................             8,090                  794,461
RHI AG ...........................................................             6,578                   50,737
Telekom Austria AG ...............................................            69,950                  708,364
VA Technologie ...................................................             5,644                   91,804
Verbund -- Oesterreichische Elektrizitaetswirtschafts AG .........             6,109                  520,171
Voestalpine AG ...................................................             3,611                   87,724
Wienerberger AG ..................................................            19,427                  345,555
                                                                                               --------------
                                                                                                    3,773,391
                                                                                               --------------
BELGIUM -- 1.6%
AGFA-Gevaert NV ..................................................            59,565                1,328,285
Barco NV .........................................................             5,600                  293,538
Bekaert SA .......................................................            10,128                  458,612
Colruyt SA .......................................................            15,328                  844,474
Compagnie Maritime Belge SA ......................................             4,107                  221,097
D'ieteren NV .....................................................             2,479                  335,589
Delhaize Group ...................................................            31,362                  583,188
Dexia ............................................................           224,517                2,787,246
Electrabel .......................................................            16,012                3,889,895
Fortis ...........................................................           477,502                8,418,326
Fortis VVPR Strip ................................................            46,620                      489
Groupe Bruxelles Lambert SA ......................................            43,509                1,781,133
Interbrew ........................................................            77,349                1,826,327
KBC Bancassurance Holding ........................................            49,483                1,578,076
Omega Pharma SA ..................................................             3,841                  110,120
Solvay SA ........................................................            27,761                1,913,999
Suez Lyonn Eaux ..................................................           185,560                    1,947
Total Fina Elf SA VVPR Strip .....................................            33,930                      356
UCB SA ...........................................................            59,035                1,858,541
Umicore ..........................................................            11,608                  501,023
                                                                                               --------------
                                                                                                   28,732,261
                                                                                               --------------
DENMARK -- 1.1%
Bang & Olufsen A/S ...............................................             5,680                  114,750
Carlsberg A/S ....................................................            12,727                  560,083
Coloplast A/S ....................................................               205                   14,915
D/S 1912 .........................................................               143                1,004,062
Dampskibsselskabet Svendborg .....................................                98                  996,842
Danisco A/S ......................................................            26,481                  899,741
Danske Bank A/S ..................................................           289,375                4,783,159
DSV DE Sammenslut Vogn A/S .......................................               287                    6,974
FLS Industries A/S ...............................................            20,577                  164,247

   The accompanying notes are an integral part of these financial statements.

                                    SAI-156

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



------------------------------------------------------------------------------------
                                                 SHARES
                                        (UNLESS OTHERWISE NOTED)        VALUE
------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
GN Store Nord ........................             46,292          $      135,377
Group 4 Falck A/S ....................             35,464                 749,026
H Lundbeck A/S .......................             23,966                 636,534
ISS A/S ..............................             16,885                 608,288
Kobenhavns Lufthavne .................                 94                   6,773
NEG Micon A/S ........................                292                   4,930
NKT Holding A/S ......................             16,684                 174,421
Novo-Nordisk A/S .....................            153,528               4,435,564
Novozymes A/S ........................             33,918                 709,186
Ostasiatiske Kompagni ................              9,594                 222,286
TDC A/S ..............................             90,093               2,189,210
TK Development .......................                173                   1,246
Topdanmark A/S .......................             17,979                 520,700
Vestas Wind Systems A/S ..............             48,989                 487,928
William Demant Holding ...............             33,698                 726,009
                                                                   --------------
                                                                       20,152,251
                                                                   --------------
FINLAND -- 2.8%
Amer Group ...........................             11,293                 413,596
Fortum Oyj ...........................            175,980               1,154,209
Instrumentarium OYJ ..................             22,906                 917,754
KCI Konecranes International .........              7,430                 181,593
Kesko OYJ ............................             28,698                 364,400
Kone OYJ .............................             16,523                 496,076
Metso Oyj ............................             50,049                 540,971
Nokia OYJ ............................          2,329,225              37,030,993
Orion-Yhtymae OY .....................             19,063                 426,101
Outokumpu OYJ ........................             41,241                 359,210
Pohjola Group PLC ....................              8,522                 132,982
Rautaruukki OYJ ......................             40,726                 147,018
Sampo Oyj ............................            141,900               1,079,597
Stora Enso Oyj .......................            326,356               3,441,906
Tietoenator Oyj ......................             38,387                 523,683
UPM-Kymmene Oyj ......................            120,562               3,871,446
Uponor Oyj ...........................             14,979                 306,206
Wartsila Oyj Series B ................             19,910                 251,141
                                                                   --------------
                                                                       51,638,882
                                                                   --------------
FRANCE -- 11.7%
Accor SA .............................             83,213               2,520,164
Air France ...........................             27,686                 268,456
Air Liquide ..........................             45,046               5,942,002
Alcatel SA ...........................            485,160               2,128,152
Alstom ...............................             85,310                 425,241
Altran Technologies SA ...............             20,385                  97,762
Arcelor ..............................            151,248               1,860,195
Atos Origin ..........................              7,009                 170,642


The accompanying notes are an integral part of these financial statements.


                                     SAI-157

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-----------------------------------------------------------------------------------------------------------------
                                                                           SHARES
                                                                  (UNLESS OTHERWISE NOTED)        VALUE
-----------------------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Autoroutes du Sud de la France .................................            16,174           $      390,888
Aventis SA .....................................................           297,833               16,189,888
AXA ............................................................           611,162                8,202,914
BNP Paribas ....................................................           351,530               14,324,223
Bouygues .......................................................            75,690                2,114,403
Business Objects SA ............................................            20,463                  301,279
Cap Gemini SA ..................................................            45,052                1,029,706
Carrefour SA ...................................................           234,897               10,459,039
Casino Guichard Perrachon SA ...................................            12,345                  916,556
Casino Guichard Perrachon SA -- Warrants Exp. 12/15/03 .........             3,031                      286
Cie de Saint-Gobain ............................................           137,578                4,036,709
Cie Generale D'Optique Essilor International SA ................            43,510                1,792,132
Club Mediterranee ..............................................             7,005                  168,339
Dassault Systemes SA ...........................................            18,676                  402,555
European Aeronautic Defense and Space Co .......................            96,917                1,001,792
France Telecom .................................................           182,982                3,202,917
Groupe Danone ..................................................            56,070                7,543,274
Imerys SA ......................................................             3,504                  442,723
L'Oreal SA .....................................................           148,869               11,333,994
Lafarge SA .....................................................            58,317                4,394,009
Lagardere S.C.A. ...............................................            58,101                2,360,196
LVMH Moet Hennessy Louis Vuitton SA ............................            97,096                3,989,095
Michelin (C.G.D.E.) ............................................            56,903                1,962,203
Pechiney SA ....................................................            32,591                1,143,682
Pernod-Ricard ..................................................            19,713                1,909,395
Peugeot SA .....................................................            69,662                2,840,796
Pinault-Printemps-Redoute ......................................            29,646                2,180,848
Publicis Groupe ................................................            49,062                1,040,011
Renault SA .....................................................            70,222                3,299,883
Sagem SA .......................................................             5,392                  364,965
Sanofi-Synthelabo SA ...........................................           177,332               10,839,876
Schneider Electric SA ..........................................            91,509                4,329,974
Societe BIC SA .................................................            18,755                  646,538
Societe Generale ...............................................           134,631                7,841,142
Societe Television Francaise 1 .................................            40,409                1,079,637
Sodexho Alliance SA ............................................            42,093                  971,793
STMicroelectronics NV ..........................................           257,251                5,042,840
Suez SA ........................................................           366,262                6,357,241
Technip-Coflexip SA ............................................             6,836                  489,246
Thales SA ......................................................            32,302                  855,240
Thomson/ex-TMM .................................................            63,857                1,089,608
Total Fina Elf SA ..............................................           280,909               40,120,382
Unibail Holding ................................................            19,734                1,404,061
Valeo SA .......................................................            33,017                1,035,977
Vinci SA .......................................................            28,277                1,593,488

   The accompanying notes are an integral part of these financial statements.


                                     SAI-158

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



---------------------------------------------------------------------------------------
                                                       SHARES
                                              (UNLESS OTHERWISE NOTED)        VALUE
---------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Vivendi Universal SA .......................           414,509           $    6,694,434
Zodiac SA ..................................            20,630                  419,777
                                                                         --------------
                                                                            213,562,568
                                                                         --------------
GERMANY -- 7.6%
Adidas-Salomon AG ..........................            20,720                1,789,497
Aixtron AG .................................            18,497                   88,319
Allianz AG .................................            88,107                8,381,457
Altana AG ..................................            25,252                1,152,727
BASF AG ....................................           255,114                9,659,221
Bayer AG ...................................           337,830                7,249,913
Bayerische Hypo-und Vereinsbank AG .........           165,101                2,636,973
Beiersdorf AG ..............................            15,122                1,683,705
Buderus AG .................................            28,121                  649,224
Continental AG .............................            56,574                  884,595
DaimlerChrysler AG .........................           398,689               12,279,584
Deutsche Bank AG ...........................           261,537               12,048,665
Deutsche Boerse AG .........................            11,084                  443,860
Deutsche Lufthansa AG ......................            89,214                  821,994
Deutsche Post AG ...........................           179,162                1,880,127
Deutsche Telekom ...........................           980,574               12,605,432
Douglas Holding AG .........................            13,856                  244,717
E.ON AG ....................................           274,935               11,093,476
Epcos AG ...................................            28,192                  292,001
Fresenius Medical Care AG ..................            17,065                  706,650
Gehe AG ....................................            12,850                  500,286
HeidelbergCement AG ........................            13,928                  518,870
Infineon Technologies AG ...................           161,602                1,185,401
KarstadtQuelle AG ..........................            19,271                  333,679
Linde AG ...................................            40,662                1,493,475
MAN AG .....................................            46,850                  646,512
Merck KGaA .................................            22,691                  604,823
Metro AG ...................................            67,918                1,621,465
MLP AG .....................................            18,882                  186,259
Muenchener Rueckversicherungs AG ...........            50,014                5,983,258
Qiagen NV ..................................            65,320                  332,452
RWE AG .....................................           171,418                4,443,188
SAP AG .....................................            96,557                7,652,213
Schering AG ................................            83,264                3,621,788
Siemens AG .................................           374,636               15,922,300
ThyssenKrupp AG ............................           162,839                1,819,908
TUI AG .....................................            63,078                1,069,696
Volkswagen AG ..............................           104,905                3,824,435
WCM Beteiligungs & Grundbesitz-AG ..........           109,819                  288,110
                                                                         --------------
                                                                            138,640,255
                                                                         --------------

The accompanying notes are an integral part of these financial statements.


                                     SAI-159

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-----------------------------------------------------------------------------------------------------------------
                                                                        SHARES
                                                               (UNLESS OTHERWISE NOTED)        VALUE
-----------------------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
GREECE -- 0.5%
Alpha Bank A.E. .............................................            70,073           $      847,119
Aluminum of Greece S.A.I.C. .................................             5,106                   94,412
Attica Enterprise Holding SA ................................            28,101                   73,133
Coca Cola Hellenic Bottling Co SA ...........................            46,444                  644,321
Commercial Bank Of Greece ...................................            33,545                  509,023
EFG Eurobank Ergasias SA ....................................            64,800                  761,613
EYDAP Athens Water Supply & Sewage Co SA ....................            18,935                   71,931
Folli -- Follie SA ..........................................             8,785                  148,979
Greek Organization of Football Prognostics SA ...............            35,863                  377,852
Hellenic Duty Free Shops SA .................................            14,058                   89,400
Hellenic Petroleum SA .......................................            44,820                  259,628
Hellenic Technodomiki Tev SA ................................            29,451                  182,345
Hellenic Telecommunications Organization SA .................           123,622                1,359,560
Intracom SA .................................................            27,040                  121,448
MJ Maillis SA ...............................................            19,318                   82,711
National Bank of Greece SA ..................................            61,537                  870,497
Papastratos Cigarette Co ....................................            10,268                  172,188
Piraeus Bank SA .............................................            57,412                  363,899
Technical Olympic SA ........................................            44,419                  152,892
Titan Cement Co SA ..........................................            14,001                  537,164
Viohalco ....................................................            41,996                  167,468
Vodafone-Panafon SA .........................................            91,710                  523,548
                                                                                          --------------
                                                                                               8,411,131
                                                                                          --------------
IRELAND -- 1.2%
Allied Irish Banks ..........................................           450,405                6,078,346
Bk of Ireland ...............................................           535,778                5,481,896
CRH PLC .....................................................           271,243                3,344,550
DCC .........................................................            39,070                  401,801
Elan Corporation ............................................           176,911                  380,584
Greencore Group .............................................            86,528                  231,546
Independent Newspapers PLC ..................................           236,149                  384,113
Irish Life + Perm ...........................................           147,562                1,594,972
Kerry Group PLC .............................................            75,519                1,010,433
Ryanair Hldgs ...............................................           287,885                2,039,220
Waterford Wedgewood PLC .....................................           352,223                  181,115
                                                                                          --------------
                                                                                              21,128,576
                                                                                          --------------
ITALY -- 4.6%
ACEA SpA ....................................................            15,776                   69,864
Alitalia SpA ................................................           535,561                  136,008
Alleanza Assicurazioni SpA ..................................           139,479                1,056,787
Arnoldo Mondadori Editore SpA ...............................            89,743                  555,640
Assicurazioni Generali SpA ..................................           414,940                8,534,590
Autogrill SpA ...............................................            84,233                  655,885
Autostrade Concessioni e Costruzioni Autostrade SpA .........           336,878                3,351,369

The accompanying notes are an integral part of these financial statements.


                                     SAI-160

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-----------------------------------------------------------------------------------------
                                                        SHARES
                                               (UNLESS OTHERWISE NOTED)        VALUE
-----------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Banca Fideuram SpA ..........................             39,295          $      184,738
Banca Intesa SpA ............................          1,605,124               3,385,680
Banca Intesa SpA Di Risp ....................            341,262                 562,249
Banca Monte dei Paschi di Siena SpA .........            108,719                 256,132
Banca Nazionale del Lavoro SpA ..............            486,705                 538,840
Banca Popolare di Milano SCRL ...............            162,342                 591,155
Benetton Group SpA ..........................             22,135                 197,442
Bulgari SpA .................................            101,538                 481,624
Capitalia SpA ...............................            659,050                 842,378
e.Biscom ....................................                188                   5,386
Enel SpA ....................................            923,181               4,805,182
ENI-Ente Nazionale Idrocarburi SpA ..........          1,139,289              18,112,893
Fiat SpA ....................................             96,929                 788,309
Fiat SpA Di Risp ............................             30,257                 132,722
Fiat SpA Priv ...............................             41,741                 190,543
FinecoGroup SpA .............................            686,982                 320,809
Gruppo Editoriale L'Espresso SpA ............            110,912                 361,976
Italcementi SpA .............................             44,504                 448,344
Italcementi SpA Di Risp .....................              8,762                  48,457
Italgas SpA .................................             77,968               1,060,383
Luxottica Group SpA .........................             19,039                 251,143
Mediaset SpA ................................            256,962               1,957,703
Mediobanca SpA ..............................            174,138               1,432,686
Mediolanum SpA ..............................             31,324                 161,399
Parmalat Finanziaria SPA ....................            265,980                 633,601
Pirelli SpA .................................            488,185                 450,825
Rinascente SPA (LA) .........................             91,057                 422,354
Riunione Adriatica di Sicurta SpA ...........            156,521               1,905,337
Sanpaolo IMI SpA ............................            366,536               2,384,787
Seat-Pagine Gialle SpA ......................          1,485,064               1,011,419
Snam Rete Gas SpA ...........................            318,050               1,084,726
SNIA SpA ....................................            176,373                 335,931
Snia SpA -- Rights ..........................            176,373                   7,496
Telecom Italia SpA ..........................          1,033,104               7,838,331
Telecom Italia SpA Di Risp ..................            732,072               3,695,219
TIM SpA .....................................          1,543,573               7,046,245
Tiscali SpA .................................             73,628                 330,695
UniCredito Italiano SpA .....................          1,329,717               5,316,496
                                                                          --------------
                                                                              83,941,778
                                                                          --------------
NETHERLANDS -- 7.5%
ABN Amro Holding NV .........................            676,960              11,068,066
Aegon NV ....................................            619,740               7,973,358
Akzo Nobel NV ...............................            137,466               4,360,886
ASML Holding NV .............................            220,021               1,837,886
Buhrmann NV .................................             45,412                 198,246

   The accompanying notes are an integral part of these financial statements.

                                     SAI-161

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------
                                                       SHARES
                                              (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Getronics NV ...............................            166,757          $      101,497
Hagemeyer NV ...............................             52,585                 380,761
Heineken NV ................................             94,154               3,675,556
IHC Caland NV ..............................             14,542                 767,597
ING Groep NV ...............................            813,693              13,781,782
KLM-Koninklijke Luchtvaart Mij NV ..........             11,517                 110,949
Koninklijke Ahold NV .......................            309,176               3,925,838
Koninklijke Philips Electronics NV .........            632,244              11,080,069
Koninklijke Vendex KBB NV ..................             44,848                 487,107
OCE NV .....................................             39,824                 438,809
Reed Elsevier NV ...........................            301,401               3,684,783
Royal Dutch Petroleum Co ...................          1,021,648              44,975,348
Royal KPN NV ...............................            837,678               5,450,170
TPG NV .....................................            161,503               2,618,487
Unilever NV ................................            274,587              16,871,285
VNU NV .....................................            106,338               2,773,040
                                                                         --------------
                                                                            136,561,520
                                                                         --------------
NORWAY -- 0.7%
Bergesen DY A/S Class A ....................             23,343                 444,773
Bergesen DY A/S Class B ....................             10,213                 165,112
DnB Holding ASA ............................            191,429                 900,810
EDB Business Partner ASA ...................                750                   2,003
Frontline Ltd ..............................             37,364                 326,300
Gjensidige NOR ASA .........................              9,488                 310,891
Kvaerner ASA ...............................            133,482                  71,291
Merkantildata ASA ..........................             48,623                  36,497
Nera ASA ...................................             58,060                  62,856
Norsk Hydro ASA ............................             84,471               3,785,969
Norske Skogindustrier ASA ..................             40,906                 578,657
Orkla ASA ..................................            104,430               1,778,751
Schibsted ASA ..............................             30,867                 320,800
Smedvig ASA Series A .......................             24,661                 117,471
Smedvig ASA Series B .......................             12,145                  49,262
Statoil ASA ................................            213,676               1,804,344
Storebrand .................................            163,023                 611,829
Tandberg ASA ...............................             52,588                 303,637
Telenor ASA ................................            222,140                 849,729
Tomra Systems ASA ..........................             75,182                 489,439
                                                                         --------------
                                                                             13,010,421
                                                                         --------------
PORTUGAL -- 0.5%
Banco BPI SA ...............................            260,200                 595,258
Banco Comercial Portugues SA ...............            767,594               1,836,571
Banco Espirito Santo SA ....................             57,661                 756,369
Brisa-Auto Estradas de Portugal SA .........            141,964                 786,599
Cimpor Cimentos de Portugal SA .............             20,558                 345,177

The accompanying notes are an integral part of these financial statements.


                                     SAI-162

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



---------------------------------------------------------------------------------------------------------------------
                                                                                    SHARES
                                                                           (UNLESS OTHERWISE NOTED)        VALUE
---------------------------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Electricidade de Portugal SA ............................................            893,645          $    1,491,089
Jeronimo Martins ........................................................             46,802                 341,343
Portugal Telecom SGPS SA ................................................            463,025               3,182,636
PT Multimedia Servicos de Telecomunicacoes e Multimedia SGPS SA .........              1,014                  10,662
Sonae SGPS SA ...........................................................            615,756                 258,470
                                                                                                      --------------
                                                                                                           9,604,174
                                                                                                      --------------
SPAIN -- 3.5%
Acerinox SA .............................................................             17,668                 648,743
ACESA Infraestructuras SA ...............................................             72,240                 818,734
Acesa Infraestructuras SA -- Rights .....................................             72,240                  41,695
ACS Actividades Cons y Serv .............................................             18,015                 579,437
Altadis SA ..............................................................            111,628               2,546,678
Amadeus Global Travel Distribution ......................................             57,343                 236,491
Banco Bilbao Vizcaya Argentaria SA ......................................          1,142,082              10,930,333
Banco Santander Central Hispano SA ......................................          1,568,948              10,767,815
Corp Mapfre SA ..........................................................             46,250                 375,174
Endesa SA ...............................................................            349,869               4,093,753
Fomento de Construcciones Y Contratas SA ................................             29,797                 669,156
Gas Natural SDG SA ......................................................            105,735               2,005,018
Grupo Dragados SA .......................................................             52,588                 894,011
Iberdrola SA ............................................................            297,661               4,170,081
Iberia Lineas Aereas de Espana ..........................................            168,035                 246,870
Inditex SA ..............................................................             79,733               1,883,453
Metrovacesa SA ..........................................................             19,264                 408,356
NH Hoteles SA ...........................................................             26,730                 229,733
Promotora de Informaciones SA (PRISA) ...................................              2,610                  17,009
Puleva Biotech SA .......................................................              4,849                  15,367
Repsol YPF SA ...........................................................            376,609               4,979,692
Sociedad General de Aguas de Barcelona SA ...............................             34,570                 348,267
Sociedad General de Aguas de Barcelona SA -- Rights .....................                345                   3,233
Sol Melia SA ............................................................             39,302                 155,488
Telefonica Publicidad e Informacion SA ..................................             24,290                  77,235
Telefonica SA ...........................................................          1,664,263              14,897,461
Telepizza ...............................................................             58,956                  46,401
Terra Networks SA .......................................................             84,726                 356,535
Union Fenosa SA .........................................................             91,859               1,209,781
Vallehermoso SA .........................................................             37,265                 387,149
Zeltia SA ...............................................................             56,067                 318,895
                                                                                                      --------------
                                                                                                          64,358,044
                                                                                                      --------------
SWEDEN -- 2.7%
Assa Abloy AB ...........................................................            150,719               1,721,109
Atlas Copco AB Series A .................................................             54,710               1,067,414
Atlas Copco AB Series B .................................................             33,365                 591,612
Drott AB ................................................................             48,433                 539,176
Electrolux AB ...........................................................            151,478               2,390,395

   The accompanying notes are an integral part of these financial statements.


                                     SAI-163

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-------------------------------------------------------------------------------------
                                                     SHARES
                                            (UNLESS OTHERWISE NOTED)        VALUE
-------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Gambro AB Series A .......................            108,696          $      605,024
Gambro AB Series B .......................             45,110                 250,574
Hennes & Mauritz AB ......................            230,255               4,439,517
Hoganas AB ...............................              4,442                  84,116
Holmen AB ................................             16,988                 412,354
Modern Times Group AB ....................             31,669                 256,236
Nobel Biocare Holding AG .................              8,460                 539,837
Nordea AB ................................          1,085,795               4,785,159
OM AB ....................................             39,482                 188,499
Sandvik AB ...............................            106,671               2,381,131
Sapa AB ..................................              4,419                  81,145
SAS AB ...................................             42,013                 238,192
Securitas AB .............................            143,719               1,715,398
Skandia Forsakrings AB ...................            422,160               1,124,042
Skandinaviska Enskilda Banken AB .........            228,766               1,903,473
Skanska AB ...............................            201,795               1,181,131
SKF AB Series A ..........................             17,146                 443,738
SKF AB Series B ..........................             30,837                 799,830
Ssab Svenskt Stal AB Series A ............             32,112                 379,596
Ssab Svenskt Stal AB Series B ............             14,402                 161,155
Svenska Cellulosa AB .....................             92,104               3,107,729
Svenska Handelsbanken Series A ...........            267,966               3,567,426
Svenska Handelsbanken Series B ...........             20,455                 260,579
Swedish Match AB .........................            185,189               1,455,872
Tele2 AB .................................             44,138               1,167,618
Telefonaktiebolaget LM Ericsson ..........          7,429,062               5,200,932
TeliaSonera AB ...........................            887,851               3,342,191
Trelleborg AB ............................             36,291                 293,633
Volvo AB Series A ........................             50,443                 787,331
Volvo AB Series B ........................            110,243               1,796,622
WM-Data AB ...............................            166,193                 144,958
                                                                       --------------
                                                                           49,404,744
                                                                       --------------
SWITZERLAND -- 11.3%
Abb Ltd ..................................            447,352               1,271,493
Adecco SA ................................             62,245               2,439,921
Centerpulse ..............................              5,291                 922,204
Ciba Specialty Chemical ..................             31,563               2,200,530
Clariant .................................             68,641               1,097,104
Credit Suisse Grp ........................            571,581              12,401,410
Forbo Holding AG .........................                696                 207,386
Georg Fischer AG .........................              1,610                 163,014
Givaudan AG ..............................              3,338               1,496,753
Holcim ...................................             13,188               2,394,003
Kudelski SA ..............................             16,106                 218,404
Kuoni Reisen Holding .....................              1,486                 280,499

   The accompanying notes are an integral part of these financial statements.


                                     SAI-164

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



------------------------------------------------------------------------------------------
                                                          SHARES
                                                 (UNLESS OTHERWISE NOTED)        VALUE
------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Logitech International SA .....................             21,429          $      639,290
Lonza Group AG ................................             14,052                 853,669
Nestle SA .....................................            189,335              40,120,890
Novartis AG ...................................          1,310,597              47,819,208
Phonak Holding AG .............................             18,565                 174,546
PubliGroupe SA ................................                985                 156,722
Richemont Cie Fin .............................            249,597               4,657,267
Roche Holding AG ..............................             22,951               2,904,770
Roche Holdings AG Genusscheine NPV ............            335,934              23,408,723
Schindler Holding AG ..........................              2,680                 522,355
Serono SA .....................................              3,347               1,793,684
SGS Holdings ..................................              2,333                 701,908
Sulzer AG .....................................              1,662                 225,975
Swatch Group BR ...............................             17,031               1,416,479
Swatch Group Reg D ............................             28,525                 482,740
Swiss Reinsurance .............................            149,332               9,795,626
Swisscom AG ...................................             12,661               3,667,267
Syngenta AG ...................................             51,132               2,960,235
Synthes-Stratec Inc ...........................              2,181               1,337,592
Tecan Group AG ................................              6,787                 223,337
UBS AG ........................................            599,782              29,149,744
Unaxis Holding AG .............................              4,910                 328,470
Valora Holding AG .............................              2,050                 392,891
Zurich Finance Services Group .................             71,578               6,677,921
                                                                            --------------
                                                                               205,504,030
                                                                            --------------
UNITED KINGDOM -- 38.3%
3I Group Plc ..................................            294,442               2,630,821
Aegis Group Plc ...............................            549,407                 692,113
Aggreko Plc ...................................            124,453                 295,526
Amec Plc ......................................            145,618                 335,821
Amersham PLC ..................................            338,197               3,027,214
Amvescap Plc ..................................            304,219               1,949,252
ARM Holdings Plc ..............................            491,767                 380,014
Associated British Ports Holdings Plc .........            158,189               1,017,400
AstraZeneca Plc ...............................            823,424              29,428,973
Aviva Plc .....................................          1,092,023               7,788,147
AWG Plc .......................................             85,306                 595,343
BAA Plc .......................................            507,162               4,115,057
BAE Systems Plc ...............................          1,484,651               2,963,771
Balfour Beatty Plc ............................            208,085                 484,069
Barclays PLC ..................................          3,157,051              19,567,752
Barratt Developments plc ......................            114,688                 721,927
BBA Group Plc .................................            233,659                 694,969
Berkeley Group Plc ............................             66,138                 631,932
BG Group Plc ..................................          1,679,793               7,247,516

   The accompanying notes are an integral part of these financial statements.


                                     SAI-165

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-------------------------------------------------------------------------------------
                                                     SHARES
                                            (UNLESS OTHERWISE NOTED)        VALUE
-------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
BHP Billiton PLC .........................          1,115,950          $    5,960,110
BOC Group Plc ............................            236,570               3,381,982
Boots Company PLC ........................            422,332               3,984,283
BP PLC ...................................         10,690,920              73,492,255
BPB Plc ..................................            236,548                 936,813
Brambles Industries PLC ..................            349,371                 854,927
British Airways PLC ......................            275,235                 598,186
British American Tobacco Plc .............            778,496               7,776,726
British Land Co Plc ......................            250,464               1,822,562
British Sky Broadcasting Plc .............            585,542               6,023,619
BT Group PLC .............................          4,126,728              12,955,049
Bunzl Plc ................................            224,417               1,372,897
Cable & Wireless Plc .....................          1,092,424                 787,015
Cadbury Schweppes Plc ....................            978,455               6,096,077
Canary Wharf Group Plc ...................            235,365                 892,342
Capita Group Plc .........................            308,423               1,228,911
Carlton Communications Plc ...............            308,147                 665,995
Celltech Group Plc .......................            132,840                 737,813
Centrica Plc .............................          2,009,418               5,531,781
Chubb Plc ................................            400,184                 565,334
Close Brothers Group Plc .................             70,168                 628,076
Compass Group PLC ........................          1,062,352               5,643,922
Corus Group Plc ..........................          1,509,852                 662,368
Daily Mail & General Trust ...............            151,171               1,415,197
De La Rue Plc ............................             95,614                 448,703
Diageo Plc ...............................          1,580,653              17,176,668
Dixons Group Plc .........................            939,130               2,192,261
Electrocomponents Plc ....................            209,986                 970,221
EMI Group PLC ............................            380,679                 851,868
Exel plc .................................            143,707               1,591,714
Firstgroup Plc ...........................            209,603                 794,670
FKI Plc ..................................            287,691                 407,575
GKN Plc ..................................            351,820               1,137,037
GlaxoSmithKline plc ......................          2,890,534              55,469,334
Granada Plc ..............................          1,336,301               1,715,669
Great Portland Estates Plc ...............             95,360                 342,350
GUS PLC ..................................            479,029               4,449,756
Hammerson Plc ............................            135,615               1,028,318
Hanson Plc ...............................            355,275               1,578,601
Hays Plc .................................            821,007               1,225,912
HBOS PLC .................................          1,797,641              18,955,833
Hilton Group Plc .........................            762,523               2,050,067
HSBC Holdings Plc ........................          4,451,979              49,203,077
IMI Plc ..................................            174,279                 736,500
Imperial Chemical Industries plc .........            575,059               2,129,310
Imperial Tobacco Group Plc ...............            347,054               5,894,516

The accompanying notes are an integral part of these financial statements.


                                     SAI-166

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------------
                                                                    SHARES
                                                           (UNLESS OTHERWISE NOTED)        VALUE
----------------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
International Power Plc .................................            539,478          $      831,594
Invensys Plc ............................................          1,689,445               1,434,713
J Sainsbury Plc .........................................            701,227               3,146,822
Johnson Matthey Plc .....................................            105,850               1,363,262
Kelda Group Plc .........................................            189,704               1,294,914
Kidde Plc ...............................................            369,300                 420,634
Kingfisher PLC ..........................................          1,252,989               4,488,238
Land Securities Group PLC ...............................            221,512               2,799,404
Legal & General Group PLC ...............................          3,093,774               4,781,437
Lloyds TSB Group Plc ....................................          2,657,122              19,078,533
LogicaCMG PLC ...........................................            368,741                 890,454
Man Group Plc ...........................................            125,181               1,787,560
Marks & Spencer Group PLC ...............................          1,098,830               5,572,367
Misys Plc ...............................................            282,606                 800,742
National Grid Transco PLC ...............................          1,475,513              10,843,823
Next Plc ................................................            153,791               1,823,485
Novar Plc ...............................................            207,719                 362,831
P&O Princess Cruises Plc ................................            334,548               2,321,316
Pearson Plc .............................................            381,067               3,524,439
Peninsular and Oriental Steam Navigation Co/The .........            329,354                 872,223
Pilkington Plc ..........................................            512,086                 478,156
Provident Financial Plc .................................            118,483               1,133,029
Prudential PLC ..........................................            970,887               6,861,702
Rank Group Plc ..........................................            281,651               1,208,390
Reckitt Benckiser PLC ...................................            257,048               4,986,547
Reed Elsevier PLC .......................................            603,162               5,165,879
Rentokil Initial Plc ....................................            911,790               3,229,357
Reuters Group Plc .......................................            691,418               1,975,776
Rexam Plc ...............................................            211,089               1,440,888
Rio Tinto Plc ...........................................            507,044              10,121,991
RMC Group Plc ...........................................            131,556                 777,276
Rolls-Royce Plc .........................................            702,383               1,209,919
Royal & Sun Alliance Insurance Group ....................            714,000               1,387,982
Royal Bank of Scotland Group Plc ........................          1,295,047              31,023,235
SABMiller PLC ...........................................            385,556               2,740,418
Safeway Plc .............................................            508,714               1,746,471
Sage Group Plc ..........................................            588,903               1,260,939
Schroders PLC ...........................................             63,117                 519,237
Scottish & Newcastle Plc ................................            371,002               2,768,373
Scottish & Southern Energy Plc ..........................            409,219               4,479,848
Scottish Power Plc ......................................            882,172               5,148,253
Securicor Plc ...........................................            310,938                 424,240
Serco Group Plc .........................................            219,870                 541,572
Severn Trent PLC ........................................            165,990               1,854,556
Shell Transport & Trading Co PLC ........................          4,623,847              30,445,659
Signet Group PLC ........................................            826,085                 904,341

   The accompanying notes are an integral part of these financial statements.


                                     SAI-167

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



--------------------------------------------------------------------------------
                                                SHARES
                                       (UNLESS OTHERWISE NOTED)        VALUE
--------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Six Continents PLC ..................            418,280          $    3,380,410
Slough Estates Plc ..................            205,980               1,124,148
Smith & Nephew PLC ..................            447,357               2,740,359
Smiths Group PLC ....................            269,223               3,014,449
SSL International Plc ...............             93,731                 388,561
Stagecoach Group PLC ................            581,824                 276,320
Tate & Lyle Plc .....................            203,036               1,029,632
Taylor Woodrow Plc ..................            273,895                 747,399
Telewest Communications Plc .........            545,923                  17,578
Tesco Plc ...........................          3,365,148              10,510,044
TI Automotive Ltd1 ..................            195,737                       0
Unilever Plc ........................          1,316,389              12,524,787
United Business Media PLC ...........            161,961                 756,148
United Utilities Plc ................            268,418               2,696,465
Vodafone Group Plc ..................         32,435,724              59,137,154
Whitbread PLC .......................            142,652               1,242,435
Wimpey George Plc ...................            184,157                 788,621
Wolseley Plc ........................            279,138               2,343,537
WPP Group Plc .......................            558,021               4,262,706
                                                                  --------------
                                                                     698,185,395
                                                                  --------------
TOTAL COMMON STOCK ..................                              1,746,609,421
                                                                  --------------


   The accompanying notes are an integral part of these financial statements.

                                    SAI-168

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



------------------------------------------------------------------------
                                             SHARES            VALUE
------------------------------------------------------------------------
PREFERRED STOCK -- 0.5%
FRANCE -- 0.0%
Casino Guichard Perrachon SA .........           830      $       45,249
                                                          --------------
GERMANY -- 0.3%
Fresenius Medical Care AG ............         9,328             280,449
Henkel KGaA ..........................        30,062           1,910,176
Hugo Boss AG .........................        25,990             273,557
Metro AG .............................           192               6,901
Porsche AG ...........................         2,832           1,176,873
ProSieben SAT.1 Media AG .............        59,646             406,852
RWE AG ...............................        18,086             393,824
Volkswagen AG ........................        48,724           1,278,275
Wella AG .............................         3,974             237,708
                                                          --------------
                                                               5,964,615
                                                          --------------
NETHERLANDS -- 0.2%
Numico NV ............................        71,180             896,356
Vedior NV ............................        55,823             318,679
Wolters Kluwer NV ....................       130,265           2,269,230
                                                          --------------
                                                               3,484,265
                                                          --------------
TOTAL PREFERRED STOCK ................                         9,494,129
                                                          --------------
                                            UNITS
                                            -------
STATE STREET BANK AND TRUST COMPANY
COLLECTIVE INVESTMENT FUNDS -- 3.7%
SHORT TERM INVESTMENT FUND2 ..........    66,958,527          66,958,527
---------------------------------------   ----------      --------------
TOTAL INVESTMENTS -- 100%
 (Cost $2,384,105,285) ...............                    $1,823,062,077
=======================================                   ==============

1     Valued by management.

2     Collective investment fund advised by State Street Global Advisors.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-169

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002


At December 31, 2002, foreign currency balances totaling $12,863,241 were pledged to cover margin requirements for open futures contracts. The following futures contracts were open at December 31, 2002:




                            NUMBER OF
        FUTURES             CONTRACTS        NOTIONAL         MATURITY        UNREALIZED
       CONTRACTS          LONG/(SHORT)         COST             DATE          GAIN/(LOSS)
----------------------   --------------   --------------   --------------   --------------
CAC 40 10 EURO Index           617         $20,001,287       March 2003      $   (118,316)
DAX Stock Index                 55           4,353,255       March 2003          (162,048)
FTSE 100 Index                  73           4,615,368       March 2003           (18,115)
IBEX 35 Plus Index             316          20,652,891     January 2003          (814,445)
MIB 30 Index                   123          15,933,573       March 2003          (492,059)
                                                                             ------------
                                                                               (1,604,983)
                                                                             ============

The following foreign currency contracts were open at December 31, 2002:




 SETTLEMENT         CONTRACTS             IN EXCHANGE          UNREALIZED
    DATE            TO DELIVER                FOR              GAIN/(LOSS)
------------   --------------------   --------------------   --------------
03/05/2003     EUR     14,000,000     USD     13,827,940      $   (824,458)
03/05/2003     EUR     27,000,000     USD     26,804,790        (1,453,405)
03/05/2003     EUR     12,000,000     USD     12,052,200          (506,998)
03/05/2003     EUR     34,000,000     USD     34,600,100          (984,294)
03/05/2003     EUR      9,000,000     USD      9,170,370          (249,028)
03/05/2003     EUR     43,000,000     USD     43,843,230        (1,160,563)
03/05/2003     EUR     20,000,000     USD     20,834,000           (97,997)
03/05/2003     GBP      7,500,000     USD     11,555,625          (464,242)
03/05/2003     GBP     10,000,000     USD     15,598,300          (428,189)
03/05/2003     GBP      2,000,000     USD      3,129,400           (75,898)
03/05/2003     GBP     13,000,000     USD     20,493,980          (340,456)
03/05/2003     GBP     14,000,000     USD     22,281,700          (155,385)
03/05/2003     GBP      3,000,000     USD      4,786,650           (21,297)
03/05/2003     USD     30,603,200     EUR     31,000,000         1,841,395
03/05/2003     USD     30,602,270     EUR     31,000,000         1,842,325
03/05/2003     USD      6,040,500     EUR      6,000,000           239,099
03/05/2003     USD     40,406,000     EUR     40,000,000         1,457,993
03/05/2003     USD     42,014,340     EUR     41,000,000           896,253
03/05/2003     USD     27,730,620     EUR     27,000,000           527,575
03/05/2003     USD     12,311,200     GBP      8,000,000           509,991
03/05/2003     USD     16,913,325     GBP     11,000,000           715,813
03/05/2003     USD     23,581,200     GBP     15,000,000           458,534
03/05/2003     USD     20,659,210     GBP     13,000,000           175,226
03/05/2003     USD      4,747,200     GBP      3,000,000            60,747
                                                              ------------
                                                              $  1,962,741
                                                              ============

EUR: Euro
GBP: British Pound Sterling
USD: United States Dollar


   The accompanying notes are an integral part of these financial statements.

                                    SAI-170

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
                          DAILY MSCI EUROPE INDEX FUND


                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002


State Street Bank and Trust Company ("State Street Bank") Daily EAFE Funds (collectively, the "Funds") are organized by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The Funds are organized into separate regional funds, a country fund and umbrella funds that hold investments in separate country and regional funds (individually, a "Fund"). State Street Bank is Trustee, custodian, and recordkeeper of each Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is each Fund's investment manager.

The investment objective of each Fund is generally to match, as closely as possible, the total return of the relevant portion of the MSCI World Index (the "Index").

1. THE FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY EACH FUND IN THE PREPARATION OF ITS FINANCIAL STATEMENTS.

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

   A. SECURITY VALUATION

      Equity investments for which market quotations are readily available are valued at the last reported sale price on valuation date, or if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.

   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded net of applicable withholding taxes on the ex-dividend date or as soon thereafter as the Fund is informed of the dividend. Interest income earned on securities, if any, is recorded net of applicable withholding taxes on the accrual basis; interest earned on foreign currency accounts is recorded when the Trustee is first notified of the amount credited by the depository bank. Interest income includes accretion of discounts and amortization of premiums, if any.

   C.  FOREIGN CURRENCY AND FORWARD FOREIGN CURRENCY CONTRACTS

      The accounting records of the Fund are maintained in U.S. dollars. Foreign currency, investment securities, and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the prevailing rates of exchange at period end. Purchases and sales of securities, income and expenses are translated into U.S. dollars at the prevailing exchange rate on the respective dates of the transactions.

      Reported net realized gains and losses on foreign currency transactions represent net gains and losses from disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on securities and derivative instruments are not segregated in the Statement of Operations from the effects of



                                    SAI-171

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
                          DAILY MSCI EUROPE INDEX FUND


                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002



      changes in market prices of those securities and derivative instruments, but are included with the net realized and unrealized gain or loss on securities and derivative instruments. Net unrealized foreign exchange gains and losses arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/ depreciation on foreign currency related transactions.

      The Fund may use forward foreign currency contracts to facilitate transactions in foreign securities or as a hedge against the foreign currency exposure of either specific transactions or portfolio positions. When entering into a forward foreign currency contract, the Fund agrees to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed upon future date. Such contracts are valued based upon the difference in the forward exchange rates at the dates of entry into the contracts and the forward rates at the reporting date, and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund records realized gains or losses at the time the forward contract is extinguished by entry into a closing transaction or by delivery of the currency. Risks in foreign currency contracts arise from the possible inability of counterparties to meet the contracts' terms and from movements in currency values.

   D. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.

   E. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit and the closing market value on the valuation date of the securities bought or sold. The cost or proceeds of securities bought or sold are recorded at the execution price. Market effect is the difference between the execution price of the investment on the trade date and the investment's closing market value on the valuation date. Market effect and transaction costs (which include brokerage commissions, taxes and other direct costs related to the transactions), are recorded as realized gain/loss.

      A transaction fee of 0.5% is charged on any contribution or withdrawal greater than 5% of the net asset value of the Fund. However, such fees are waived if the Fund's net participant activity on any day is less than 5% of the net asset value of the Fund. During the year, transaction fees of $504,610, $305,891, and $109,359 were charged by the Daily MSCI Europe Index Fund, the Daily MSCI Japan Index Fund and the Daily MSCI Pacific Basin ex-Japan Fund, respectively.

   F. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Fund indirectly bears the expenses paid by the underlying funds, if any. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.

   G. DISTRIBUTIONS TO PARTICIPANTS

      Net investment income (excluding security lending fee income, if any) and net realized gains are retained by the Fund. Income generated by security lending, if any, is distributed monthly to participants of the Lending Fund.



                                    SAI-172

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
                          DAILY MSCI EUROPE INDEX FUND


                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002



2. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

   The participants in the Daily MSCI Europe Index Securities Lending Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Daily MSCI Europe Index Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activity. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and financial highlights of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activity) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

   Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street
   Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 2002, the market value of securities loaned by the Lending Fund are disclosed on the Statement of Assets and Liabilities. Cash collateral provided by the Borrowers is recorded on the Statement of Assets and Liabilities and is invested in State Street Bank and Trust Company Quality D Short-Term Investment Fund. The Fund received securities valued at $88,082 as additional collateral.

   A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Securities lending fee income, if any, is recorded on an accrual basis by the Lending Fund.

   State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.

3. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2002 were $3,752,005,950 and $2,916,966,148, respectively.

4. FUTURES CONTRACTS

   The Fund may use futures contracts to manage exposure to the market. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument held by a fund, or hedge the fair value of other fund investments.

   Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the fluctuation in the value of the underlying index or security, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.



                                    SAI-173

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
                          DAILY MSCI EUROPE INDEX FUND


                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002


   Futures contracts involve, to varying degrees, credit and market risks. The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.



                                    SAI-174

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Daily MSCI Japan Index Securities Lending Fund and State Street Bank and Trust Company
Daily MSCI Japan Index Fund


In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily MSCI Japan Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Japan Index Fund at December 31, 2002, and the results of their operations, the changes in their net assets and each of their financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodian, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 21, 2003


                                    SAI-175

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Statement of Assets and Liabilities
December 31, 2002

--------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------
ASSETS
Investments in securities, at value, (including securities on loan of $113,468,876) (cost   $  812,761,951
  $1,070,502,241)
Foreign currency, at value (cost $753,451) ...............................................         781,335
Foreign currency, segregated, at value (cost $3,705,796) .................................       3,846,636
Investments held as collateral for securities loaned .....................................     119,041,511
Receivable for open foreign currency contracts ...........................................     152,407,481
Dividends receivable .....................................................................         239,052
Interest receivable ......................................................................          39,302
----------------------------------------------------------------------------------------------------------
   Total assets ..........................................................................   1,089,117,268
----------------------------------------------------------------------------------------------------------
LIABILITIES
Payable for collateral on securities loaned ..............................................     119,041,511
Payable for open foreign currency contracts ..............................................     151,690,159
Unrealized loss on open futures contracts ................................................         274,521
Accrued expenses .........................................................................          87,929
----------------------------------------------------------------------------------------------------------
   Total liabilities .....................................................................     271,094,120
----------------------------------------------------------------------------------------------------------
NET ASSETS ...............................................................................  $  818,023,148
==========================================================================================================
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
 (100,795,532 units outstanding, at $7.42 per unit net asset value) ......................  $  748,380,249
DAILY MSCI JAPAN INDEX FUND
 (9,379,848 units outstanding, at $7.42 per unit net asset value) ........................      69,642,899
----------------------------------------------------------------------------------------------------------
                                                                                            $  818,023,148
==========================================================================================================




   The accompanying notes are an integral part of these financial statements.

                                    SAI-176

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Statement of Operations
Year Ended December 31, 2002

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
 Dividends (net of taxes withheld of $836,640) ...........................................     $    4,755,850
 Interest ................................................................................            437,139
 Securities lending fee income (net of related expenses), allocated to the Lending Fund ..            568,355
--------------------------------------------------------------------------------------------------------------
   Total investment income ...............................................................          5,761,344
--------------------------------------------------------------------------------------------------------------
EXPENSES
 Custody .................................................................................            329,067
 Audit ...................................................................................             22,500
 Other ...................................................................................             12,964
--------------------------------------------------------------------------------------------------------------
   Total expenses ........................................................................            364,531
--------------------------------------------------------------------------------------------------------------
   Net investment income (loss) ..........................................................          5,396,813
--------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ...........................................................................        (46,243,961)
   Foreign currency transactions .........................................................           (684,665)
   Futures contracts .....................................................................         (7,699,020)
--------------------------------------------------------------------------------------------------------------
                                                                                                  (54,627,646)
--------------------------------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ...........................................................................       (136,004,175)
   Foreign currency transactions .........................................................          1,944,847
   Futures contracts .....................................................................           (685,878)
--------------------------------------------------------------------------------------------------------------
                                                                                                 (134,745,206)
--------------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) .................................................       (189,372,852)
--------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................     $ (183,976,039)
==============================================================================================================




   The accompanying notes are an integral part of these financial statements.

                                    SAI-177

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Statement of Changes in Net Assets




                                                                                           YEAR ENDED DECEMBER 31,
                                                                                           2002                2001
------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) .....................................................    $    5,396,813     $    6,831,831
Net realized gain (loss) .........................................................       (54,627,646)      (169,245,733)
 Net change in unrealized appreciation (depreciation) ............................      (134,745,206)      (135,975,672)
------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations ..................      (183,976,039)      (298,389,574)
------------------------------------------------------------------------------------------------------------------------
Distributions of security lending fee income, allocated to the Lending Fund
 participants ....................................................................          (568,355)          (229,054)
Net increase (decrease) in net assets resulting from participant transactions ....       599,799,038       (566,328,608)
------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS ............................................       415,254,644       (864,947,236)
NET ASSETS
 Beginning of year ...............................................................       402,768,504      1,267,715,740
------------------------------------------------------------------------------------------------------------------------
 End of year .....................................................................    $  818,023,148     $  402,768,504
========================================================================================================================




   The accompanying notes are an integral part of these financial statements.


                                    SAI-178

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Statement of Changes in Net Assets (Continued)








                                                                              YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------------------------------------
                                                                      2002                               2001
                                                       ---------------------------------- ----------------------------------
                                                             UNITS            AMOUNT            UNITS            AMOUNT
----------------------------------------------------------------------------------------------------------------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
LENDING FUND
Units issued .........................................    158,203,427    $1,364,754,394       31,180,851    $  323,619,569
Units redeemed .......................................    (95,622,050)     (753,998,032)     (27,514,913)     (276,417,208)
----------------------------------------------------------------------------------------------------------------------------
   Total .............................................     62,581,377    $  610,756,362        3,665,938    $   47,202,361
----------------------------------------------------------------------------------------------------------------------------
NON-LENDING FUND
Units issued .........................................     11,746,571    $   93,740,098        7,472,877    $   75,393,870
Units redeemed .......................................    (12,879,905)     (104,697,422)     (70,817,765)     (688,924,839)
----------------------------------------------------------------------------------------------------------------------------
   Total .............................................     (1,133,334)   $  (10,957,324)     (63,344,888)   $ (613,530,969)
----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) ..............................     61,448,043    $  599,799,038      (59,678,950)   $ (566,328,608)
============================================================================================================================



LENDING FUND


Units in excess of 10% of the Lending Fund units outstanding at December 31, 2002 held by 2 of the Lending Fund's unitholders aggregated 98% of the Lending Fund's total units outstanding.

NON-LENDING FUND

All of the Non-Lending Fund's units outstanding were held by one unitholder at December 31, 2002.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-179

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND


Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)




                                                                         YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------------------------------
                                                       2002          2001          2000          1999        1998(A)
----------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............    $   8.27     $  11.69      $  16.35      $  10.10      $  10.00
----------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (b)(c) .............        0.07         0.09          0.13          0.15          0.00
Net realized and unrealized gain (loss) .........       (0.91)       (3.50)        (4.78)         6.11          0.10
----------------------------------------------------------------------------------------------------------------------
Total from investment operations ................       (0.84)       (3.41)        (4.65)         6.26          0.10
Distributions of securities lending fee
 income (b) .....................................       (0.01)       (0.01)        (0.01)        (0.01)        (0.00)
----------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................    $   7.42     $   8.27      $  11.69      $  16.35      $  10.10
======================================================================================================================
Total return (%) (d) ............................      (10.20)      (29.21)       (28.45)        62.09          0.99
======================================================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%)(b)(e) .....................        0.05         0.05          0.04          0.03          0.00
----------------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%)(e) ...........        0.80         0.76          0.88          1.15          0.02
----------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%)(b) .......................       28.70        62.9          44.8           6.69          0.00
----------------------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) ..............    $    748     $    316      $    404      $    491      $    146
======================================================================================================================



(a) The Daily MSCI Japan Index Securities Lending Fund commenced operations on December 18, 1998.

(b) Zero amounts represent that which are less than $0.005 or 0.005% or ($0.005) or (0.005%) if negative.

(c) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(d) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions, if any. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(e)   Not annualized for the period ended December 31, 1998.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-180

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX FUND


Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)






                                                                         YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------------------------------
                                                       2002          2001          2000          1999        1998(A)
----------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............    $   8.27     $  11.69      $  16.35      $  10.10      $  10.00
----------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (b)(c) .............        0.06         0.08          0.12          0.14          0.00
Net realized and unrealized gain (loss) .........       (0.91)       (3.50)        (4.78)         6.11          0.10
----------------------------------------------------------------------------------------------------------------------
Total from investment operations ................       (0.85)       (3.42)        (4.66)         6.25          0.10
----------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................    $   7.42     $   8.27      $  11.69      $  16.35      $  10.10
======================================================================================================================
Total return (%)(d) .............................      (10.28)      (29.26)       (28.48)        61.88          0.99
======================================================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%)(b)(e) .....................        0.05         0.05          0.04          0.03          0.00
----------------------------------------------------------------------------------------------------------------------
Ratio of net investment (%)(e) ..................        0.71         0.70          0.84          1.07          0.02
----------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%)(b) .......................       28.70        62.9          44.8           6.69          0.00
----------------------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) ..............    $     70     $     87      $    864      $  1,361      $    626
======================================================================================================================



(a)   The Daily MSCI Japan Index Fund commenced operation on December 18, 1998.

(b) Zero amounts represent that which are less than $0.005 or 0.005% or ($0.005) or (0.005%) if negative.

(c) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(d) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(e)   Not annualized for the period ended December 31, 1998.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-181

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



---------------------------------------------------------------------------------
                                                   SHARES
                                          (UNLESS OTHERWISE NOTED)       VALUE
---------------------------------------------------------------------------------
COMMON STOCK -- 94.8%
77 Bank Ltd ............................           223,513           $    915,373
Acom Co Ltd ............................            50,348              1,654,649
Aderans ................................            21,800                486,812
Advantest Corp .........................            47,984              2,151,132
Aeon Co Ltd ............................           159,183              3,769,312
Aeon Credit Service Co Ltd .............            12,700                461,254
Aiful Corp .............................            28,861              1,084,689
Ajinomoto Co Inc .......................           379,195              3,959,068
All Nippon Airways Co Ltd ..............           322,000                594,236
Alps Electric Co Ltd ...................            99,774              1,101,407
Amada Co Ltd ...........................           163,564                446,572
Amano Corp .............................            45,884                280,323
Anritsu Corp ...........................            53,000                202,764
Aoyama Trading Co Ltd ..................            39,112                550,409
Ariake Japan Co Ltd ....................             9,600                271,813
Asahi Breweries Ltd ....................           264,382              1,733,287
Asahi Glass Co Ltd .....................           524,540              3,213,454
Asahi Kasei Corp .......................           842,206              2,086,530
Asatsu-DK Inc ..........................            24,945                442,481
Ashikaga Bank Ltd ......................           454,210                524,368
Autobacs Seven Co Ltd ..................            19,455                397,559
Avex Inc ...............................            12,600                152,576
Bank of Fukuoka Ltd ....................           349,193              1,400,656
Bank of Yokohama Ltd ...................           625,538              2,472,211
Banyu Pharmaceutical Co Ltd ............            90,700                851,435
Bellsystem 24 Inc ......................             1,790                349,493
Benesse Corp ...........................            47,365                530,846
Bridgestone Corp .......................           414,202              5,130,841
Canon Inc ..............................           572,153             21,551,562
Capcom Co Ltd ..........................            27,643                416,264
Casio Computer Co Ltd ..................           140,656                783,464
Central Japan Railway Co ...............               615              3,829,822
Chiba Bank Ltd .........................           436,000              1,388,792
Chubu Electric Power Co Inc ............           430,100              7,683,593
Chugai Pharmaceutical Co Ltd ...........           144,287              1,373,930
Citizen Watch Co Ltd ...................           181,618                809,606
COCA-COLA WEST JAPAN CO LTD ............            26,500                396,372
Credit Saison Co Ltd ...................            81,512              1,390,931
CSK Corp ...............................            43,604                914,923
Dai Nippon Printing Co Ltd .............           417,056              4,614,431
Daicel Chemical Industries Ltd .........           176,529                498,333
Daiei Inc ..............................           168,053                182,682
Daifuku Co Ltd .........................            69,857                209,565

   The accompanying notes are an integral part of these financial statements.

                                    SAI-182

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------
                                                          SHARES
                                                 (UNLESS OTHERWISE NOTED)       VALUE
----------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Daiichi Pharmaceutical Co Ltd .................            157,352          $  2,258,115
Daikin Industries Ltd .........................            108,666             1,721,514
Daimaru Inc ...................................            150,676               449,476
Dainippon Ink and Chemicals Inc ...............            440,965               706,020
Dainippon Screen Manufacturing Co Ltd .........             96,778               337,626
Daito Trust Construction Co Ltd ...............             56,126             1,241,516
Daiwa House Industry Co Ltd ...................            302,334             1,701,855
Daiwa Securities Group Inc ....................            777,343             3,452,092
Denki Kagaku Kogyo K K ........................            266,423               581,474
Denso Corp ....................................            327,245             5,369,057
Dowa Mining Co Ltd ............................            187,787               791,215
East Japan Railway Co .........................              2,198            10,909,430
Ebara Corp ....................................            173,625               536,954
Eisai Co Ltd ..................................            162,854             3,657,250
FamilyMart ....................................             42,500               832,666
Fanuc Ltd .....................................             73,991             3,273,386
Fast Retailing Co Ltd .........................             40,021             1,409,689
Fuji Electric Co Ltd ..........................            339,000               591,329
Fuji Machine Manufacturing Co Ltd .............             30,538               288,216
Fuji Photo Film Co Ltd ........................            299,998             9,783,368
Fuji Soft ABC Inc .............................             21,159               334,315
Fuji Television Network Inc ...................                148               596,141
Fujikura Ltd ..................................            212,527               505,036
Fujisawa Pharmaceutical Co Ltd ................            159,000             3,637,693
Fujitsu Ltd ...................................          1,099,425             3,140,685
Fujitsu Support and Service Inc ...............             14,500               168,619
Furukawa Electric Co Ltd ......................            315,147               661,259
Gunma Bank Ltd ................................            246,338             1,071,125
Gunze Ltd .....................................            136,697               503,384
Hankyu Department Stores ......................             82,770               399,656
Hino Motors Ltd ...............................            142,000               487,014
Hirose Electric Co Ltd ........................             20,450             1,561,279
Hitachi Cable Ltd .............................            107,000               266,891
Hitachi Ltd ...................................          1,948,992             7,472,751
Hitachi Software Engineering Co Ltd ...........             18,476               420,369
Hitachi Zosen Corp ............................            660,822               139,214
Hokuriku Bank Ltd .............................            447,129               602,854
Honda Motor Co Ltd ............................            435,014            16,092,622
House Foods Corp ..............................             45,855               433,163
Hoya Corp .....................................             71,801             5,027,946
Isetan Co Ltd .................................            106,818               732,703
Ishihara Sangyo Kaisha Ltd ....................            225,608               231,939

   The accompanying notes are an integral part of these financial statements.


                                     SAI-183

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------
                                                                SHARES
                                                       (UNLESS OTHERWISE NOTED)       VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Ishikawajima-Harima Heavy Industries Co Ltd .........           800,345           $    728,383
ITO EN Ltd ..........................................            15,900                538,620
Ito-Yokado Co Ltd ...................................           244,087              7,198,993
Itochu Corp .........................................           939,183              2,033,960
Itochu Techno-Science Corp ..........................            17,356                367,830
Japan Airlines System Corp ..........................           426,733                909,779
Japan Tobacco Inc ...................................               481              3,218,286
JFE Holdings Inc ....................................           315,785              3,834,551
JGC Corp ............................................           150,720                843,331
Joyo Bank Ltd .......................................           504,878              1,403,975
JSR Corp ............................................           120,193              1,207,298
Kajima Corp .........................................           527,776              1,178,568
Kaken Pharmaceutical Co Ltd .........................            59,894                248,822
Kamigumi Co Ltd .....................................           142,662                685,239
Kanebo Ltd ..........................................           281,382                267,938
Kaneka Corp .........................................           168,550                901,907
Kansai Electric Power Co Inc ........................           462,763              6,991,945
Kao Corp ............................................           391,216              8,587,829
Katokichi Co Ltd ....................................            29,732                445,967
Kawasaki Heavy Industries Ltd .......................           812,175                643,334
Kawasaki Kisen Kaisha Ltd ...........................           326,289                560,908
Keihin Electric Express Railway Co Ltd ..............           281,828              1,282,440
Keio Electric Railway Co Ltd ........................           375,000              1,987,655
Keyence Corp ........................................            20,000              3,480,239
Kikkoman Corp .......................................           107,751                747,275
Kinden Corp .........................................            98,864                364,898
Kinki Nippon Railway Co Ltd .........................           994,305              2,144,957
Kirin Brewery Co Ltd ................................           473,122              3,010,088
Kokuyo Co Ltd .......................................            62,134                516,780
Komatsu Ltd .........................................           635,329              2,071,900
Komori Corp .........................................            38,905                395,705
Konami Corp .........................................            61,856              1,428,208
Konica Corp .........................................           159,542              1,157,543
Koyo Seiko Co Ltd ...................................            72,751                323,079
Kubota Corp .........................................           629,206              1,707,292
Kuraray Co Ltd ......................................           257,537              1,597,263
Kurita Water Industries Ltd .........................            72,231                727,362
Kyocera Corp ........................................           111,140              6,471,538
Kyowa Exeo Corp .....................................            69,865                220,775
Kyowa Hakko Kogyo Co Ltd ............................           223,459                926,450
Kyushu Electric Power Co Inc ........................           260,500              3,810,803
Lawson Inc ..........................................            44,386              1,069,722

   The accompanying notes are an integral part of these financial statements.


                                     SAI-184

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-------------------------------------------------------------------------------------------
                                                             SHARES
                                                    (UNLESS OTHERWISE NOTED)       VALUE
-------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Mabuchi Motor Co Ltd .............................             19,400          $  1,785,186
Makita Corp ......................................             82,803               600,072
Marubeni Corp ....................................            821,096               754,188
Marui Co Ltd .....................................            215,231             2,107,512
Matsushita Electric Industrial Co Ltd ............          1,513,475            14,921,764
Matsushita Electric Works Ltd ....................            266,000             1,645,268
Meiji Dairies Corp ...............................            150,583               474,577
Meiji Seika Kaisha Ltd ...........................            214,504               630,841
Meitec Corp ......................................             25,849               631,685
Millea Holdings Inc ..............................                957             6,886,981
Minebea Co Ltd ...................................            219,494               763,892
Mitsubishi Chemical Corp .........................          1,121,247             2,239,282
Mitsubishi Corp ..................................            700,052             4,276,883
Mitsubishi Electric Corp .........................          1,105,792             2,553,190
Mitsubishi Estate Co Ltd .........................            624,384             4,756,410
Mitsubishi Gas Chemical Co .......................            245,396               341,201
Mitsubishi Heavy Industries Ltd ..................          1,969,812             4,813,731
Mitsubishi Logistics Corp ........................             74,788               364,896
Mitsubishi Materials Corp ........................            659,579               722,552
Mitsubishi Paper Mills ...........................            192,593               233,702
Mitsubishi Rayon Co Ltd ..........................            344,210               786,053
Mitsubishi Tokyo Financial Group Inc .............              2,366            12,859,779
Mitsui & Co Ltd ..................................            816,031             3,809,566
Mitsui Chemicals Inc .............................            352,000             1,569,124
Mitsui Engineering & Shipbuilding Co Ltd .........            457,038               331,215
Mitsui Fudosan Co Ltd ............................            473,992             3,075,536
Mitsui Mining & Smelting Co Ltd ..................            378,353               873,588
Mitsui O.S.K. Lines Ltd ..........................            526,000             1,090,385
Mitsui Sumitomo Insurance Co Ltd .................            864,000             3,975,259
Mitsui Trust Holdings Inc ........................            334,000               543,204
Mitsukoshi Ltd ...................................            267,390               556,546
Mitsumi Electric Co Ltd ..........................             40,700               370,748
Mizuho Holdings Inc ..............................              3,886             3,634,836
Mori Seiki Co Ltd ................................             42,180               214,685
Murata Manufacturing Co Ltd ......................            159,366             6,244,644
Mycal Corp1 ......................................              4,614                     0
Namco Ltd ........................................             26,532               444,473
NEC Corp .........................................            967,150             3,618,561
NET One Systems Co Ltd ...........................                 86               365,973
NGK Insulators Ltd ...............................            183,544             1,002,246
NGK Spark Plug Co Ltd ............................            104,718               677,706
Nichirei Corp ....................................            180,604               506,793

   The accompanying notes are an integral part of these financial statements.


                                     SAI-185

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



--------------------------------------------------------------------------------------
                                                      SHARES
                                             (UNLESS OTHERWISE NOTED)       VALUE
                                            -------------------------- ---------------
COMMON STOCK (CONTINUED)
Nidec Corp ................................             21,820          $  1,360,647
Nikko Cordial Corp ........................            885,000             2,983,062
Nikon Corp ................................            177,537             1,334,482
Nintendo Co Ltd ...........................             68,131             6,367,008
Nippon Comsys Corp ........................             87,832               297,535
Nippon Express Co Ltd .....................            510,635             2,000,887
Nippon Kayaku Co Ltd ......................             86,000               319,592
Nippon Meat Packers Inc ...................            115,708             1,155,422
Nippon Mining Holdings Inc ................            365,000               489,045
Nippon Oil Corp ...........................            936,173             4,244,216
Nippon Sanso Corp .........................            120,000               364,035
Nippon Sheet Glass Co Ltd .................            230,440               413,615
Nippon Shokubai Co Ltd ....................            105,768               444,748
Nippon Steel Corp .........................          3,506,549             4,107,275
Nippon System Development Co Ltd ..........             11,800               138,215
Nippon Telegraph & Telephone Corp .........              3,657            13,281,933
Nippon Unipac Holding .....................                594             2,577,821
Nippon Yusen Kabushiki Kaisha .............            632,446             2,131,781
Nishimatsu Construction Co Ltd ............            152,654               448,945
Nissan Chemical Industries ................             90,000               336,732
Nissan Motor Co Ltd .......................          1,551,074            12,103,266
Nisshin Seifun Group Inc ..................            114,685               763,471
Nisshinbo Industries ......................             96,718               335,787
Nissin Food Products Co Ltd ...............             56,934             1,271,384
Nitto Denko Corp ..........................             89,489             2,548,857
Nomura Holdings Inc .......................          1,214,679            13,654,519
Noritake Co Ltd ...........................             70,805               201,669
NSK Ltd ...................................            307,286               792,361
NTN Corp ..................................            285,411               986,083
NTT Data Corp .............................                867             2,396,360
NTT DoCoMo Inc ............................             12,062            22,259,863
Obayashi Corp .............................            396,052               881,080
Obic Co Ltd ...............................              3,100               539,437
OJI Paper Co Ltd ..........................            548,269             2,356,258
Oki Electric Industry Co Ltd ..............            294,000               475,672
Okumura Corp ..............................            151,685               489,554
Olympus Optical Co Ltd ....................            154,815             2,523,066
Omron Corp ................................            145,674             2,148,222
Onward Kashiyama Co Ltd ...................             70,784               554,724
Oracle Corp Japan .........................             24,500               593,558
Oriental Land Co Ltd ......................             30,976             1,876,780
ORIX Corp .................................             52,092             3,358,084


The accompanying notes are an integral part of these financial statements.


                                     SAI-186

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



------------------------------------------------------------------------------------
                                                    SHARES
                                           (UNLESS OTHERWISE NOTED)       VALUE
                                          -------------------------- ---------------
COMMON STOCK (CONTINUED)
Osaka Gas Co Ltd ........................          1,382,801          $  3,414,180
Paris Miki Inc ..........................             16,200               228,113
Pioneer Corp ............................             98,974             1,855,710
Promise Co Ltd ..........................             56,710             2,021,432
QP Corp/Japan ...........................             62,000               491,110
Resona Holdings Inc .....................          2,709,015             1,483,829
Ricoh Co Ltd ............................            425,000             6,972,908
Rohm Co Ltd .............................             73,381             9,343,447
Saizeriya Co Ltd ........................             18,720               277,322
Sanden Corp .............................             90,817               296,933
Sankyo Co Ltd ...........................            246,930             3,098,330
Sanrio Co Ltd ...........................             33,800               168,046
Sanyo Electric Co Ltd ...................          1,028,631             2,678,411
Sapporo Breweries Ltd ...................            184,569               304,841
Secom Co Ltd ............................            136,205             4,671,394
Sega Corp ...............................             66,400               654,656
Seino Transportation Co Ltd .............             84,815               496,726
Seiyu Ltd ...............................            124,664               364,527
Sekisui Chemical Co Ltd .................            300,291               776,855
Sekisui House Ltd .......................            341,083             2,414,340
Seven -- Eleven Japan ...................            253,829             7,742,993
Sharp Corp ..............................            610,265             5,795,640
Shimachu Co Ltd .........................             30,039               607,513
Shimamura Co Ltd ........................             10,955               697,900
Shimano Inc .............................             50,923               772,406
Shimizu Corp ............................            378,998               948,533
Shin-Etsu Chemical Co Ltd ...............            246,669             8,085,804
Shionogi & Co Ltd .......................            192,864             2,727,107
Shiseido Co Ltd .........................            233,595             3,037,306
Shizuoka Bank Ltd .......................            411,994             2,655,898
Showa Denko K K .........................            625,681               796,139
Showa Shell Sekiyu KK ...................             90,621               629,238
Skylark Co Ltd ..........................             59,057               783,313
SMC Corp/Japan ..........................             34,511             3,239,678
Snow Brand Milk Products Co Ltd .........             99,301               143,927
Softbank Corp ...........................            127,282             1,453,334
Sompo Japan Insurance Inc ...............            509,000             2,972,419
Sony Corp ...............................            601,752            25,151,175
Stanley Electric Co Ltd .................             96,556             1,078,088
Sumitomo Bakelite Co Ltd ................             97,000               400,522
Sumitomo Chemical Co Ltd ................            738,984             2,920,565
Sumitomo Corp ...........................            475,679             2,044,293


The accompanying notes are an integral part of these financial statements.


                                     SAI-187

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-----------------------------------------------------------------------------------------
                                                         SHARES
                                                (UNLESS OTHERWISE NOTED)       VALUE
                                               -------------------------- ---------------
COMMON STOCK (CONTINUED)
Sumitomo Electric Industries Ltd .............            386,069          $  2,501,787
Sumitomo Forestry Co Ltd .....................             78,786               435,524
Sumitomo Heavy Industries Ltd ................            367,251               204,252
Sumitomo Metal Industries ....................          2,108,376               763,969
Sumitomo Metal Mining Co Ltd .................            334,266             1,394,301
Sumitomo Mitsui Financial Group Inc ..........              2,548             7,965,855
Sumitomo Osaka Cement Co Ltd .................            282,457               371,309
Sumitomo Realty & Development Co Ltd .........            224,003               911,717
Sumitomo Trust & Banking Co Ltd ..............            598,000             2,423,848
Suruga Bank Ltd ..............................            121,000               476,169
Suzuken Co Ltd ...............................             24,200               583,231
Taiheiyo Cement Corp .........................            563,712               712,537
Taisei Corp ..................................            594,772               947,265
Taisho Pharmaceutical Co Ltd .................            117,573             1,728,869
Taiyo Yuden Co Ltd ...........................             69,853               740,499
Takara Holdings Inc ..........................            120,722               525,940
Takashimaya Co Ltd ...........................            176,610               692,034
Takeda Chemical Industries Ltd ...............            549,652            22,973,573
Takefuji Corp ................................             50,577             2,919,461
Takuma Co Ltd ................................             44,892               242,107
TDK Corp .....................................             77,800             3,133,766
Teijin Ltd ...................................            541,830             1,296,703
Teikoku Oil Co Ltd ...........................            147,664               589,810
Terumo Corp ..................................            123,132             1,703,739
THK Co Ltd ...................................             70,200               773,164
TIS Inc ......................................             26,144               385,980
Tobu Railway Co Ltd ..........................            500,892             1,329,578
Toda Corp ....................................            131,598               220,679
Toho Co Ltd/Tokyo ............................             90,886               872,328
Tohoku Electric Power Co Inc .................            293,560             4,321,643
Tokyo Broadcasting System Inc ................             24,915               313,248
Tokyo Electric Power Co Inc ..................            789,772            15,007,465
Tokyo Electron Ltd ...........................            102,535             4,639,866
Tokyo Gas Co Ltd .............................          1,736,509             5,443,510
Tokyo Style Co Ltd ...........................             55,880               473,711
Tokyu Corp ...................................            656,579             2,312,716
TonenGeneral Sekiyu KK .......................            204,000             1,340,861
Toppan Printing Co Ltd .......................            384,131             2,890,612
Toray Industries Inc .........................            818,216             1,737,511
Toshiba Corp .................................          1,878,708             5,889,268
Tosoh Corp ...................................            349,237               841,677
Tostem Inax Holding Corp .....................            171,722             2,604,699


The accompanying notes are an integral part of these financial statements.


                                     SAI-188

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-------------------------------------------------------------------------------------
                                                     SHARES
                                            (UNLESS OTHERWISE NOTED)       VALUE
                                           -------------------------- ---------------
COMMON STOCK (CONTINUED)
Toto Ltd .................................            215,323          $    796,552
Toyo Seikan Kaisha Ltd ...................             96,816             1,154,417
Toyobo Co Ltd ............................            380,120               496,491
Toyoda Gosei Co Ltd ......................             35,600               668,981
Toyota Industries Corp ...................             96,800             1,456,038
Toyota Motor Corp ........................          1,611,561            43,320,802
Trans Cosmos Inc .........................             14,869               151,985
Trend Micro Inc ..........................             59,000             1,009,269
Ube Industries Ltd/Japan .................            493,934               495,308
UFJ Holdings Inc .........................              2,169             2,193,309
Uni-Charm Corp ...........................             28,407             1,127,471
Union Tool Co ............................              6,400               162,333
UNY Co Ltd ...............................             90,759               887,935
Ushio Inc ................................             75,220               824,016
Wacoal Corp ..............................             66,811               515,143
West Japan Railway Co ....................                687             2,437,238
World Co Ltd .............................             25,134               482,898
Yakult Honsha Co Ltd .....................            101,778             1,159,550
Yamada Denki Co Ltd ......................             81,700             1,724,602
Yamaha Corp ..............................            106,334               982,965
Yamaha Motor Co Ltd ......................             72,004               594,623
Yamanouchi Pharmaceutical Co Ltd .........            223,246             6,471,444
Yamato Transport Co Ltd ..................            269,446             3,519,350
Yamazaki Baking Co Ltd ...................             97,722               547,612
Yokogawa Electric Corp ...................            149,681               929,596
                                                                       ------------
TOTAL COMMON STOCK .......................                              770,283,555
                                                                       ------------
                                                     UNITS
                                                   ---------
STATE STREET BANK AND TRUST COMPANY
COLLECTIVE INVESTMENT FUNDS -- 5.2%
SHORT TERM INVESTMENT FUND2 ..............         42,478,396            42,478,396
-----------------------------------------------------------------------------------
TOTAL INVESTMENTS -- 100%
 (Cost $1,070,502,241) ...................                             $812,761,951
===================================================================================



   The accompanying notes are an integral part of these financial statements.

                                    SAI-189

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002


(1)   Issuer delisted due to bankruptcy.

(2)   Collective investment fund advised by State Street Global Advisors.


At December 31, 2002, foreign currency balances totaling $3,846,636 were pledged to cover margin requirements for open futures contracts. The following futures contracts were open at December 31, 2002:

                   NUMBER OF
    FUTURE         CONTRACTS        NOTIONAL        MATURITY       UNREALIZED
  CONTRACTS      LONG/(SHORT)         COST            DATE         GAIN/(LOSS)
-------------   --------------   --------------   ------------   --------------
TOPIX Index           492         $34,872,482     March 2003       $ (274,521)
                                                                   ==========


     The following foreign currency contracts were open at December 31, 2002:


 SETTLEMENT           CONTRACTS                 IN EXCHANGE          UNREALIZED
    DATE              TO DELIVER                    FOR              GAIN/(LOSS)
------------   ------------------------   -----------------------   ------------
03/05/2003     USD         14,077,143     JPY      1,750,000,000     $  705,512
03/05/2003     USD         17,938,536     JPY      2,200,000,000        645,373
03/05/2003     USD         18,198,663     JPY      2,200,000,000        385,246
03/05/2003     USD         37,167,045     JPY      4,500,000,000        845,496
03/05/2003     JPY      2,290,000,000     USD         18,958,523       (385,637)
03/05/2003     JPY      1,000,000,000     USD          8,177,618       (269,614)
03/05/2003     JPY      1,400,000,000     USD         11,273,412       (552,711)
03/05/2003     JPY        503,000,000     USD          4,085,279       (163,678)
03/05/2003     JPY      1,900,000,000     USD         15,637,860       (411,879)
03/05/2003     JPY        520,000,000     USD          4,311,774        (80,786)
                                                                     ----------
                                                                     $  717,322
                                                                     ==========


JPY: Japanese Yen

USD: United States Dollar


   The accompanying notes are an integral part of these financial statements.

                                    SAI-190

--------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
                 DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
                          DAILY MSCI JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002

State Street Bank and Trust Company ("State Street Bank") Daily EAFE Funds (collectively, the "Funds") are organized by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The Funds are organized into separate regional funds, a country fund and umbrella funds that hold investments in separate country and regional funds (individually, a "Fund"). State Street Bank is Trustee, custodian, and recordkeeper of each Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is each Fund's investment manager.

The investment objective of each Fund is generally to match, as closely as possible, the total return of the relevant portion of the MSCI World Index (the "Index").

1. THE FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY EACH FUND IN THE PREPARATION OF ITS FINANCIAL STATEMENTS.

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

   A. SECURITY VALUATION

      Equity investments for which market quotations are readily available are valued at the last reported sale price on valuation date, or if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.

   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded net of applicable withholding taxes on the ex-dividend date or as soon thereafter as the Fund is informed of the dividend. Interest income earned on securities, if any, is recorded net of applicable withholding taxes on the accrual basis; interest earned on foreign currency accounts is recorded when the Trustee is first notified of the amount credited by the depository bank. Interest income includes accretion of discounts and amortization of premiums, if any.

   C. FOREIGN CURRENCY AND FORWARD FOREIGN CURRENCY CONTRACTS

      The accounting records of the Fund are maintained in U.S. dollars. Foreign currency, investment securities, and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the prevailing rates of exchange at period end. Purchases and sales of securities, income and expenses are translated into U.S. dollars at the prevailing exchange rate on the respective dates of the transactions.

      Reported net realized gains and losses on foreign currency transactions represent net gains and losses from disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on securities and derivative instruments are not segregated in the Statement of Operations from the effects



                                    SAI-191

--------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
                 DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
                          DAILY MSCI JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002



      of changes in market prices of those securities and derivative instruments, but are included with the net realized and unrealized gain or loss on securities and derivative instruments. Net unrealized foreign exchange gains and losses arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/ depreciation on foreign currency related transactions.

      The Fund may use forward foreign currency contracts to facilitate transactions in foreign securities or as a hedge against the foreign currency exposure of either specific transactions or portfolio positions. When entering into a forward foreign currency contract, the Fund agrees to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed upon future date. Such contracts are valued based upon the difference in the forward exchange rates at the dates of entry into the contracts and the forward rates at the reporting date, and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund records realized gains or losses at the time the forward contract is extinguished by entry into a closing transaction or by delivery of the currency. Risks in foreign currency contracts arise from the possible inability of counterparties to meet the contracts' terms and from movements in currency values.

   D. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.

   E. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit and the closing market value on the valuation date of the securities bought or sold. The cost or proceeds of securities bought or sold are recorded at the execution price. Market effect is the difference between the execution price of the investment on the trade date and the investment's closing market value on the valuation date. Market effect and transaction costs (which include brokerage commissions, taxes and other direct costs related to the transactions), are recorded as realized gain/loss.

      A transaction fee of 0.5% is charged on any contribution or withdrawal greater than 5% of the net asset value of the Fund. However, such fees are waived if the Fund's net participant activity on any day is less than 5% of the net asset value of the Fund. During the year, transaction fees of $504,610, $305,891, and $109,359 were charged by the Daily MSCI Europe Index Fund, the Daily MSCI Japan Index Fund and the Daily MSCI Pacific Basin ex-Japan Fund, respectively.

   F. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Fund indirectly bears the expenses paid by the underlying funds, if any. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.



                                    SAI-192

--------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
                 DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
                          DAILY MSCI JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002



   G. DISTRIBUTIONS TO PARTICIPANTS

      Net investment income (excluding security lending fee income, if any) and net realized gains are retained by the Fund. Income generated by security lending, if any, is distributed monthly to participants of the Lending Fund.

2. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

   The participants in the Daily MSCI Japan Index Securities Lending Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Daily MSCI Japan Index Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activity. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and financial highlights of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activity) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

   Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 2002, the market value of securities loaned by the Lending Fund are disclosed on the Statement of Assets and Liabilities. Cash collateral provided by the Borrowers is recorded on the Statement of Assets and Liabilities and is invested in State Street Bank and Trust Company Quality D Short-Term Investment Fund. The Fund received securities valued at $804,084 and letter of credit valued at $91,200 as additional collateral.

   A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Securities lending fee income, if any, is recorded on an accrual basis by the Lending Fund.

   State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.

3. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2002 were $1,538,124,956 and $940,446,596, respectively.

4. FUTURES CONTRACTS

   The Fund may use futures contracts to manage exposure to the market. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument held by a fund, or hedge the fair value of other fund investments.



                                    SAI-193

--------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
                 DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
                          DAILY MSCI JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002


   Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange
   upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the fluctuation in the value of the underlying index or security, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.

   Futures contracts involve, to varying degrees, credit and market risks. The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.



                                    SAI-194

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund and State Street Bank and Trust Company
Daily MSCI Pacific Basin ex-Japan Index Fund


In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Pacific Basin ex-Japan Index Fund at December 31, 2002, and the results of their operations, the changes in their net assets and each of their financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodian, provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 21, 2003


                                    SAI-195

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Statement of Assets and Liabilities
December 31, 2002

--------------------------------------------------------------------------------



ASSETS
Investments in securities, at value, (including securities on loan of $48,995,521)
 (cost $321,529,724) ................................................................  $280,000,350
Foreign currency, at value (cost $3,428,524) ........................................     3,476,924
Foreign currency, segregated, at value (cost $1,592,258) ............................     1,601,801
Investments held as collateral for securities loaned ................................    52,203,432
Receivable for open foreign currency contracts ......................................    55,062,255
Unrealized gain on open futures contracts ...........................................        56,004
Dividends receivable ................................................................       283,015
Interest receivable .................................................................        13,102
Tax reclaims receivable .............................................................         1,355
---------------------------------------------------------------------------------------------------
   Total assets .....................................................................   392,698,238
---------------------------------------------------------------------------------------------------
LIABILITIES
Payable for collateral on securities loaned .........................................    52,203,432
Payable for open foreign currency contracts .........................................    54,928,083
Unrealized loss on open futures contracts ...........................................       146,764
Accrued expenses ....................................................................        36,941
---------------------------------------------------------------------------------------------------
   Total liabilities ................................................................   107,315,220
---------------------------------------------------------------------------------------------------
NET ASSETS                                                                             $285,383,018
===================================================================================================
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
 (25,976,369 units outstanding, at $10.06 per unit net asset value)..................  $261,220,486
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND
 (2,402,778 units outstanding, at $10.06 per unit net asset value) ..................    24,162,532
---------------------------------------------------------------------------------------------------
                                                                                       $285,383,018
===================================================================================================



   The accompanying notes are an integral part of these financial statements.

                                    SAI-196

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Statement of Operations
December 31, 2002

--------------------------------------------------------------------------------



INVESTMENT INCOME
 Dividends (net of taxes withheld of $211,763) ...........................................   $   7,864,723
 Interest ................................................................................         151,164
 Securities lending fee income (net of related expenses), allocated to the Lending Fund ..          87,265
----------------------------------------------------------------------------------------------------------
   Total investment income ...............................................................       8,103,152
----------------------------------------------------------------------------------------------------------
EXPENSES
 Custody .................................................................................         134,069
 Audit ...................................................................................          17,500
 Other ...................................................................................           8,612
----------------------------------------------------------------------------------------------------------
   Total expenses ........................................................................         160,181
----------------------------------------------------------------------------------------------------------
   Net investment income (loss) ..........................................................       7,942,971
----------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ...........................................................................      (6,409,784)
   Foreign currency transactions .........................................................         211,717
   Futures contracts .....................................................................      (1,857,283)
----------------------------------------------------------------------------------------------------------
                                                                                                (8,055,350)
----------------------------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ...........................................................................     (34,737,897)
   Foreign currency transactions .........................................................         223,372
   Futures contracts .....................................................................        (189,590)
----------------------------------------------------------------------------------------------------------
                                                                                               (34,704,115)
----------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) .................................................     (42,759,465)
----------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................   $ (34,816,494)
==========================================================================================================



   The accompanying notes are an integral part of these financial statements.

                                    SAI-197

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Statement of Changes in Net Assets




                                                                                          YEAR ENDED DECEMBER 31,
                                                                                           2002              2001
-----------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) .....................................................    $   7,942,971     $    7,615,359
Net realized gain (loss) .........................................................       (8,055,350)       (22,293,585)
Net change in unrealized appreciation (depreciation) .............................      (34,704,115)       (19,992,186)
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations ..................      (34,816,494)       (34,670,412)
-----------------------------------------------------------------------------------------------------------------------
Distributions of security lending fee income, allocated to the Lending Fund
  participants ...................................................................          (87,265)           (62,450)
Net increase (decrease) in net assets resulting from participant transactions ....      187,046,117       (165,984,977)
-----------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS ............................................      152,142,358       (200,717,839)
NET ASSETS
 Beginning of year ...............................................................      133,240,660        333,958,499
-----------------------------------------------------------------------------------------------------------------------
 End of year .....................................................................    $ 285,383,018     $  133,240,660
======================================================================================================================



   The accompanying notes are an integral part of these financial statements.

                                    SAI-198

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Statement of Changes in Net Assets (Continued)




                                                              YEAR ENDED DECEMBER 31,
                                    ---------------------------------------------------------------------------
                                                    2002                                   2001
                                    ------------------------------------   ------------------------------------
                                          UNITS              AMOUNT             UNITS              AMOUNT
---------------------------------------------------------------------------------------------------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE
FUND WERE AS FOLLOWS:
LENDING FUND
Units issued ....................       40,695,262      $  442,788,689         8,947,758       $   97,322,451
Units redeemed ..................      (24,486,918)       (252,434,824)       (7,839,044)         (83,412,259)
---------------------------------------------------------------------------------------------------------------
   Total ........................       16,208,344      $  190,353,865         1,108,714       $   13,910,192
---------------------------------------------------------------------------------------------------------------
NON-LENDING FUND
Units issued ....................        3,118,525      $   32,587,956         1,675,381       $   17,437,979
Units redeemed ..................       (3,401,780)        (35,895,704)      (18,508,788)        (197,333,148)
---------------------------------------------------------------------------------------------------------------
   Total ........................         (283,255)     $   (3,307,748)      (16,833,407)      $ (179,895,169)
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) .........       15,925,089      $  187,046,117       (15,724,693)      $ (165,984,977)
===============================================================================================================



LENDING FUND

Units in excess of 10% of the Lending Fund units outstanding at December 31, 2002 held by 2 of the Lending Fund's unitholders aggregated 98% of the Lending Fund's total units outstanding.

NON-LENDING FUND

All of the Non-Lending Fund's units outstanding were held by one unitholder at December 31, 2002.


   The accompanying notes are an integral part of these financial statements.


                                    SAI-199

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND

Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)



                                                                              YEAR ENDED DECEMBER 31,
                                                             ---------------------------------------------------------
                                                                 2002        2001        2000       1999      1998(a)
----------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year .........................  $  10.70    $  11.85    $  13.91    $  9.97    $  10.00
----------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (b)(c) ........................      0.37        0.34        0.37       0.41        0.00
Net realized and unrealized gain (loss) ....................     (1.00)      (1.48)      (2.42)      3.54       (0.03)
----------------------------------------------------------------------------------------------------------------------
Total from investment operations ...........................     (0.63)      (1.14)      (2.05)      3.95       (0.03)
Distributions of securities lending fee income (b) .........     (0.01)      (0.01)      (0.01)     (0.01)      (0.00)
----------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ...............................  $  10.06    $  10.70    $  11.85    $ 13.91    $   9.97
======================================================================================================================
Total return (%)(d) ........................................     (5.96)      (9.65)     (14.76)     39.61       (0.30)
======================================================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%)(b)(e) ................................      0.07        0.07        0.05       0.07        0.00
----------------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%)(b)(e) ...................      3.54        3.12        2.97       3.49        0.00
----------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%)(b) ..................................     29.38       76.89       65.01      15.69        0.00
----------------------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) .........................  $    261    $    105    $    103    $   111    $     38
======================================================================================================================



(a) The Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund commenced operations on December 18, 1998.

(b) Zero amounts represent that which are less than $0.005 or 0.005% or ($0.005) or (0.005%) if negative.

(c) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(d) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions, if any. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(e)        Not annualized for the period ended December 31, 1998.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-200

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND




Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)






                                                                          YEAR ENDED DECEMBER 31,
                                                     -----------------------------------------------------------------
                                                         2002          2001          2000         1999        1998(a)
----------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ...............    $  10.70      $  11.85      $  13.91      $  9.97      $  10.00
----------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (b)(c) ..............        0.36          0.33          0.36         0.40          0.00
Net realized and unrealized gain (loss) ..........       (1.00)        (1.48)        (2.42)        3.54         (0.03)
----------------------------------------------------------------------------------------------------------------------
Total from investment operations .................       (0.64)        (1.15)        (2.06)        3.94         (0.03)
----------------------------------------------------------------------------------------------------------------------
Net asset value, end of year .....................    $  10.06      $  10.70      $  11.85      $ 13.91      $   9.97
======================================================================================================================
Total return (%)(d) ..............................       (6.01)        (9.70)       (14.81)       39.52         (0.30)
======================================================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%)(b)(e) ......................        0.07          0.07          0.05         0.07          0.00
----------------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%)(b)(e) .........        3.49          3.06          2.90         3.40          0.00
----------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%)(b) ........................       29.38         76.89         65.01        15.69          0.00
----------------------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) ...............    $     24      $     29      $    231      $   300      $    166
======================================================================================================================



(a) The Daily MSCI Pacific Basin ex-Japan Index Fund commenced operations on December 18, 1998.

(b) Zero amounts represent that which are less than $0.005 or 0.005% or ($0.005) or (0.005%) if negative.

(c) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(d) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(e)        Not annualized for the period ended December 31, 1998.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-201

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002

--------------------------------------------------------------------------------------------
                                                              SHARES
                                                     (UNLESS OTHERWISE NOTED)      VALUE
--------------------------------------------------------------------------------------------
COMMON STOCK -- 92.5%
AUSTRALIA -- 58.8%
Alumina Ltd .......................................            769,594          $ 2,123,455
Amcor Ltd .........................................            569,098            2,720,697
AMP Diversified Property Trust ....................            326,099              479,265
AMP Ltd ...........................................            785,794            4,946,932
Ansell Ltd ........................................            117,523              496,329
Aristocrat Leisure Ltd ............................            187,884              495,132
Australia & New Zealand Banking Group Ltd .........          1,036,406           10,125,461
Australian Gas Light Co Ltd .......................            292,884            1,738,288
Australian Stock Exchange Ltd .....................             70,252              451,367
BHP Billiton Ltd ..................................          2,561,758           14,641,634
BHP Steel Ltd .....................................            548,072              996,840
Boral Ltd .........................................            395,587              968,984
Brambles Industries Ltd ...........................            668,410            1,768,993
BRL Hardy Ltd .....................................            108,936              432,460
CFS Gandel Retail Trust (1) .......................            842,943              650,286
Coca-Cola Amatil Ltd ..............................            286,367              849,804
Cochlear Ltd ......................................             36,331              797,452
Coles Myer Ltd ....................................            778,765            2,762,691
Commonwealth Bank of Australia ....................            867,034           13,182,121
Commonwealth Property Office Fund .................            847,934              558,642
Computershare Ltd .................................            317,707              330,966
CSL Ltd ...........................................            109,663            1,333,826
CSR Ltd ...........................................            647,849            2,305,559
David Jones Ltd ...................................            281,235              171,032
Deutsche Office Trust .............................            794,463              532,361
Energy Developments Ltd ...........................             59,037               86,766
Foster's Group Ltd ................................          1,423,014            3,605,845
Futuris Corp Ltd ..................................            444,717              328,050
General Property Trust ............................          1,309,871            2,190,637
Goodman Fielder Ltd ...............................            805,176              807,042
Harvey Norman Holdings Ltd ........................            365,344              541,057
Iluka Resources Ltd ...............................            161,098              417,286
Insurance Australia Group Ltd .....................            954,931            1,473,357
James Hardie Industries NV ........................            284,003            1,092,268
John Fairfax Holdings Ltd .........................            508,565              922,121
Leighton Holdings Ltd .............................             93,021              532,706
Lend Lease Corp Ltd ...............................            270,628            1,481,236
Macquarie Bank Ltd ................................            137,364            1,825,452
Macquarie Infrastructure Group ....................          1,303,122            2,348,121
Mayne Group Ltd ...................................            560,370            1,028,674
MIM Holdings Ltd ..................................          1,382,456            1,175,476
Mirvac Group ......................................            427,725              997,127
National Australia Bank Ltd .......................          1,070,805           19,144,302
Newcrest Mining Ltd ...............................            218,827              887,194
Newmont Mining Corp ...............................                  3                    9


   The accompanying notes are an integral part of these financial statements.

                                    SAI-202

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002

---------------------------------------------------------------------------------------------
                                                            SHARES
                                                   (UNLESS OTHERWISE NOTED)        VALUE
---------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
News Corp Ltd ...................................          1,014,547          $   6,558,424
OneSteel Ltd ....................................            354,057                358,865
Orica Ltd .......................................            196,212              1,160,113
Origin Energy Ltd ...............................            448,583                937,135
PaperlinX Ltd ...................................            248,560                712,417
Patrick Corp Ltd ................................            113,080                834,147
Principal Office Fund ...........................            645,357                545,101
Publishing & Broadcasting Ltd ...................             90,238                439,532
QBE Insurance Group Ltd .........................            387,150              1,776,733
Rio Tinto Ltd ...................................            215,476              4,119,306
Santos Ltd ......................................            428,415              1,452,267
SciGen Ltd ......................................            151,468                  6,482
Sonic Healthcare Ltd ............................            151,468                557,807
Sons of Gwalia Ltd ..............................            106,508                155,334
Southcorp Ltd ...................................            434,521              1,125,522
Stockland .......................................            564,306              1,531,606
Suncorp-Metway Ltd ..............................            363,527              2,282,427
TAB Ltd .........................................            325,899                556,046
TABCORP Holdings Ltd ............................            258,293              1,548,987
Telstra Corp Ltd ................................          1,513,648              3,758,797
Transurban Group ................................            300,003                679,105
Wesfarmers Ltd ..................................            257,629              3,858,885
Westfield Holdings Ltd ..........................            292,319              2,213,934
Westfield Trust .................................          1,368,705              2,674,390
Westfield Trust -- New ..........................              5,287                 10,122
Westpac Banking Corp ............................          1,250,554              9,682,568
WMC Resources Ltd ...............................            769,594              1,828,772
Woodside Petroleum Ltd ..........................            322,938              2,251,258
Woolworths Ltd ..................................            726,063              4,660,844
Zimbabwe Platinum ...............................             18,400                 15,956
                                                                              -------------
                                                                                165,038,185
                                                                              -------------
HONG KONG -- 20.7%
ASM Pacific Technology ..........................            117,371                231,782
Bank of East Asia ...............................            932,852              1,596,950
BOC Hong Kong Holdings Ltd ......................          1,803,339              1,849,970
Cathay Pacific Airways Ltd ......................            681,484                930,685
Cheung Kong Holdings Ltd ........................          1,027,496              6,686,725
Cheung Kong Infrastructure Holdings Ltd .........            308,000                527,265
CLP Holdings Ltd ................................          1,232,107              4,961,070
Esprit Holdings Ltd .............................            359,426                603,779
Giordano International Ltd ......................            979,996                383,285
Hang Lung Properties Ltd ........................            788,500                763,389
Hang Seng Bank Ltd ..............................            521,749              5,553,119
Henderson Land Development ......................            411,169              1,236,404
Hong Kong & China Gas ...........................          2,524,012              3,252,780
Hong Kong Electric Holdings .....................            946,500              3,586,538
Hong Kong Exchanges and Clearing Ltd ............            710,000                892,240


The accompanying notes are an integral part of these financial statements.


                                     SAI-203

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002

----------------------------------------------------------------------------------------------
                                                              SHARES
                                                     (UNLESS OTHERWISE NOTED)       VALUE
----------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Hutchison Whampoa Ltd .............................          1,454,142          $  9,099,634
Hysan Development Co Ltd ..........................            421,918               311,095
Johnson Electric Hldgs ............................          1,002,809             1,105,895
Li & Fung Ltd .....................................          1,080,882             1,025,669
MTR Corp ..........................................            862,424               912,372
New World Development Ltd .........................            953,020               473,556
PCCW Ltd ..........................................          6,240,829               984,339
SCMP Group Ltd ....................................            500,810               208,715
Shangri-La Asia Ltd ...............................            679,279               448,593
Sino Land Co ......................................          1,059,702               339,720
Sun Hung Kai Properties Ltd .......................            900,982             5,326,161
Swire Pacific Ltd .................................            641,367             2,454,982
Television Broadcasts Ltd .........................            194,375               613,159
Wharf Holdings Ltd ................................            834,809             1,578,979
                                                                                ------------
                                                                                  57,938,850
                                                                                ------------
NEW ZEALAND -- 2.5%
Auckland International Airport Ltd ................            149,313               433,445
Carter Holt Harvey Ltd ............................            691,702               633,141
Contact Energy Ltd ................................            214,673               445,770
Fisher & Paykel Appliances Holdings Ltd ...........             41,371               217,473
Fisher & Paykel Healthcare Corp ...................             54,436               269,068
Fletcher Building Ltd .............................            274,545               481,063
Fletcher Challenge Forests Ltd ....................            111,520                57,747
Independent Newspapers Ltd ........................            119,301               190,321
Sky City Entertainment Group Ltd ..................            154,569               654,055
Telecom Corp of New Zealand Ltd ...................          1,263,939             2,994,798
Tower Ltd .........................................             87,658                96,284
Warehouse Group Ltd ...............................            101,961               390,381
                                                                                ------------
                                                                                   6,863,546
                                                                                ------------
SINGAPORE -- 10.5%
Allgreen Properties Ltd ...........................            263,000               144,047
CapitaLand Ltd ....................................            743,332               475,698
Chartered Semiconductor Manufacturing Ltd .........            423,246               173,251
City Developments Ltd .............................            295,511               708,749
Creative Technology Ltd ...........................             47,231               334,933
Cycle & Carriage ..................................             60,455               118,505
Datacraft Asia Ltd ................................             80,000                52,400
DBS Group Holdings Ltd ............................            726,961             4,610,303
Fraser & Neave Ltd ................................            125,325               563,583
GES International Ltd .............................             78,000                13,266
Guocoland Ltd .....................................            220,453                90,240
Haw Par Corp Ltd ..................................             93,203               175,175
Hotel Properties Ltd ..............................            273,339               146,558
Keppel Corp Ltd ...................................            360,379               768,753
Keppel Land Ltd ...................................            121,000                67,668
NatSteel Ltd ......................................             47,000                55,820


The accompanying notes are an integral part of these financial statements.


                                     SAI-204

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002


-------------------------------------------------------------------------------------------
                                                           SHARES
                                                  (UNLESS OTHERWISE NOTED)       VALUE
-------------------------------------------------------------------------------------------
COMMON STOCK (CONTINUED)
Neptune Orient Lines Ltd .......................            715,640          $    379,584
Oversea-Chinese Banking Corp ...................            648,943             3,610,435
Overseas Union Enterprise Ltd ..................             70,752               238,627
Parkway Holdings Ltd ...........................            444,956               193,682
SembCorp Industries Ltd ........................            773,004               349,846
SembCorp Logistics Ltd .........................            162,000               146,636
SembCorp Marine Ltd ............................             92,000                48,002
Singapore Airlines Ltd .........................            367,212             2,159,448
Singapore Exchange Ltd .........................            534,000               378,680
Singapore Land Ltd .............................             47,000                85,627
Singapore Press Holdings Ltd ...................            233,025             2,445,117
Singapore Technologies Engineering Ltd .........            869,854               827,477
Singapore Telecommunications Ltd ...............          4,181,979             2,989,711
SMRT Corp Ltd ..................................            349,000               115,696
ST Assembly Test Services Ltd ..................             88,000                58,345
United Overseas Bank Ltd .......................            789,662             5,372,160
United Overseas Land Ltd .......................            205,639               190,879
Venture Corp Ltd ...............................            135,659             1,087,149
Wing Tai Holdings Ltd ..........................            373,853               112,084
                                                                             ------------
                                                                               29,288,134
                                                                             ------------
TOTAL COMMON STOCK .............................                              259,128,715
                                                                             ------------
PREFERRED STOCK -- 2.6%
AUSTRALIA -- 2.6%
News Corp Ltd ..................................          1,332,106             7,163,538
                                                                             ------------
NEW ZEALAND -- 0.0%
Fletcher Challenge Forests Ltd .................            241,639               123,862
                                                                             ------------
TOTAL PREFERRED STOCK ..........................                                7,287,400
                                                                             ------------


                                                          UNITS
                                                       -------------
STATE STREET BANK AND TRUST COMPANY COLLECTIVE
INVESTMENT FUNDS -- 4.9%
SHORT TERM INVESTMENT FUND (2) ................         13,584,2356            13,584,235
-----------------------------------------------------------------------------------------
TOTAL INVESTMENTS -- 100%
 (Cost $321,529,724)...........................                              $280,000,350
=========================================================================================

(1) Issuer delisted due to noncompliance with exchange regulations

(2) Collective investment fund advised by State Street Global Advisors.




   The accompanying notes are an integral part of these financial statements.

                                    SAI-205

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002

--------------------------------------------------------------------------------
At December 31, 2002, foreign currency balances totaling $1,601,801 were pledged to cover margin requirements for open futures contracts. The following futures contracts were open at December 31, 2002:


                                  NUMBER OF
           FUTURES                CONTRACTS        NOTIONAL        MATURITY        UNREALIZED
          CONTRACTS             LONG/(SHORT)         COST            DATE          GAIN/(LOSS)
----------------------------   --------------   -------------   --------------   --------------
Hang Seng Stock Index                 59         $3,659,887     January 2003       $ (146,764)
MSCI Singapore Stock Index           131          2,469,193     January 2003           20,122
SFE SPI 200 Index                    182          7,663,223       March 2003           35,882
                                                                                   ----------
                                                                                   $  (90,760)
                                                                                   ==========




   The accompanying notes are an integral part of these financial statements.

                                    SAI-206

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002

--------------------------------------------------------------------------------
The following foreign currency contracts were open at December 31, 2002:

 SETTLEMENT         CONTRACTS             IN EXCHANGE         UNREALIZED
    DATE            TO DELIVER                FOR             GAIN/(LOSS)
------------   --------------------   --------------------   ------------
03/05/2003     AUD       3,000,000    USD       1,665,660    $   (13,483)
03/05/2003     AUD       4,400,000    USD       2,438,348        (24,395)
03/05/2003     AUD       7,000,000    USD       3,930,150         12,149
03/05/2003     AUD       8,000,000    USD       4,483,360          5,645
03/05/2003     AUD       3,000,000    USD       1,677,000         (2,143)
03/05/2003     AUD       2,000,000    USD       1,122,460          3,031
03/05/2003     HKD       5,000,000    USD         640,886           (130)
03/05/2003     HKD      13,000,000    USD       1,666,239           (402)
03/05/2003     HKD      10,000,000    USD       1,281,804           (227)
03/05/2003     HKD      12,000,000    USD       1,537,909           (529)
03/05/2003     HKD       5,000,000    USD         640,853           (163)
03/05/2003     SGD       1,000,000    USD         567,859         (9,199)
03/05/2003     SGD       1,000,000    USD         572,541         (4,517)
03/05/2003     SGD       1,500,000    USD         859,648         (5,937)
03/05/2003     USD       7,174,700    AUD      13,000,000        101,587
03/05/2003     USD       2,762,950    AUD       5,000,000         35,622
03/05/2003     USD       4,492,000    AUD       8,000,000        (14,285)
03/05/2003     USD       3,928,750    AUD       7,000,000        (10,749)
03/05/2003     USD       1,676,610    AUD       3,000,000          2,533
03/05/2003     USD       2,435,179    HKD      19,000,000            681
03/05/2003     USD       1,153,580    HKD       9,000,000            249
03/05/2003     USD       1,538,245    HKD      12,000,000            193
03/05/2003     USD       1,730,459    HKD      13,500,000            284
03/05/2003     USD         640,927    HKD       5,000,000             89
03/05/2003     USD       2,275,701    SGD       4,000,000         32,530
03/05/2003     USD         565,355    SGD       1,000,000         11,703
03/05/2003     USD         568,764    SGD       1,000,000          8,294
03/05/2003     USD         859,845    SGD       1,500,000          5,741
                                                                --------
                                                                $134,172
                                                                ========


AUD: Australian Dollar

HKD: Hong Kong Dollar

SGD: Singapore Dollar

USD: United States Dollar


   The accompanying notes are an integral part of these financial statements.

                                    SAI-207

--------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
        DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
                  DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002


State Street Bank and Trust Company ("State Street Bank") Daily EAFE Funds (collectively, the "Funds") are organized by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The Funds are organized into separate regional funds, a country fund and umbrella funds that hold investments in separate country and regional funds (individually, a "Fund"). State Street Bank is Trustee, custodian, and recordkeeper of each Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is each Fund's investment manager.

The investment objective of each Fund is generally to match, as closely as possible, the total return of the relevant portion of the MSCI World Index (the "Index").


1. THE FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY EACH FUND IN THE PREPARATION OF ITS FINANCIAL STATEMENTS.

      The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

      A.  SECURITY VALUATION

          Equity investments for which market quotations are readily available are valued at the last reported sale price on valuation date, or if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.

      B.  SECURITY TRANSACTIONS AND INVESTMENT INCOME

          Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded net of applicable withholding taxes on the ex-dividend date or as soon thereafter as the Fund is informed of the dividend. Interest income earned on securities, if any, is recorded net of applicable withholding taxes on the accrual basis; interest earned on foreign currency accounts is recorded when the Trustee is first notified of the amount credited by the depository bank. Interest income includes accretion of discounts and amortization of premiums, if any.

      C.  FOREIGN CURRENCY AND FORWARD FOREIGN CURRENCY CONTRACTS

          The accounting records of the Fund are maintained in U.S. dollars. Foreign currency, investment securities, and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the prevailing rates of exchange at period end. Purchases and sales of securities, income and expenses are translated into U.S. dollars at the prevailing exchange rate on the respective dates of the transactions.

          Reported net realized gains and losses on foreign currency transactions represent net gains and losses from disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on securities and derivative instruments are not segregated in the Statement of Operations from the effects of



                                    SAI-208

--------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
        DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
                  DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002



          changes in market prices of those securities and derivative instruments, but are included with the net realized and unrealized gain or loss on securities and derivative instruments. Net unrealized foreign exchange gains and losses arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/ depreciation on foreign currency related transactions.

          The Fund may use forward foreign currency contracts to facilitate transactions in foreign securities or as a hedge against the foreign currency exposure of either specific transactions or portfolio positions. When entering into a forward foreign currency contract, the Fund agrees to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed upon future date. Such contracts are valued based upon the difference in the forward exchange rates at the dates of entry into the contracts and the forward rates at the reporting date, and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund records realized gains or losses at the time the forward contract is extinguished by entry into a closing transaction or by delivery of the currency. Risks in foreign currency contracts arise from the possible inability of counterparties to meet the contracts' terms and from movements in currency values.


      D. INCOME TAXES

          It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.


      E. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

          The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit and the closing market value on the valuation date of the securities bought or sold. The cost or proceeds of securities bought or sold are recorded at the execution price. Market effect is the difference between the execution price of the investment on the trade date and the investment's closing market value on the valuation date. Market effect and transaction costs (which include brokerage commissions, taxes and other direct costs related to the transactions), are recorded as realized gain/loss.

          A transaction fee of 0.5% is charged on any contribution or withdrawal greater than 5% of the net asset value of the Fund. However, such fees are waived if the Fund's net participant activity on any day is less than 5% of the net asset value of the Fund. During the year, transaction fees of $504,610, $305,891, and $109,359 were charged by the Daily MSCI Europe Index Fund, the Daily MSCI Japan Index Fund and the Daily MSCI Pacific Basin ex-Japan Fund, respectively.


      F. EXPENSES

          Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Fund indirectly bears the expenses paid by the underlying funds, if any. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.


      G. DISTRIBUTIONS TO PARTICIPANTS

          Net investment income (excluding security lending fee income, if any) and net realized gains are retained by the Fund. Income generated by security lending, if any, is distributed monthly to participants of the Lending Fund.



                                    SAI-209

--------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
        DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
                  DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002



 2.   GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

      The participants in the Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Daily MSCI Pacific Basin ex-Japan Index Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activity. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and financial highlights of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activity) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

      Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 2002, the market value of securities loaned by the Lending Fund are disclosed on the Statement of Assets and Liabilities. Cash collateral provided by the Borrowers is recorded on the Statement of Assets and Liabilities and is invested in State Street Bank and Trust Company Quality D Short-Term Investment Fund. The Fund received securities valued at $31,444 as additional collateral.

      A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Securities lending fee income, if any, is recorded on an accrual basis by the Lending Fund.

      State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.


3.    INVESTMENT TRANSACTIONS


      Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2002 were $517,682,447 and $325,221,608, respectively.


4.    FUTURES CONTRACTS


      The Fund may use futures contracts to manage exposure to the market. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument held by a fund, or hedge the fair value of other fund investments.

      Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the fluctuation in the value of the underlying index or security, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.



                                    SAI-210

--------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
        DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
                  DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002




      Futures contracts involve, to varying degrees, credit and market risks. The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.



                                    SAI-211

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Trustee of
State Street Bank and Trust Company
Government Corporate Bond Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Government Corporate Bond Fund at December 31, 2002, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodian, provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 21, 2003


                                    SAI-212

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT CORPORATE BOND FUND


Statement of Assets and Liabilities

December 31, 2002

--------------------------------------------------------------------------------



ASSETS
Investments in securities, at value (cost $423,210,150) .........................  $474,427,228
Interest receivable .............................................................       267,767
Unrealized gain on open swap contracts ..........................................       424,028
-----------------------------------------------------------------------------------------------
   Total assets .................................................................   475,119,023
-----------------------------------------------------------------------------------------------
LIABILITIES
Payable for Fund units redeemed .................................................             5
Payable for investments purchased ...............................................    17,099,558
Open written options, at value (premiums received $428,519) .....................       908,037
Accrued expenses ................................................................         1,471
Unrealized loss on open swap contracts ..........................................       145,547
-----------------------------------------------------------------------------------------------
   Total liabilities ............................................................    18,154,618
-----------------------------------------------------------------------------------------------
Net Assets (equivalent to $18.70 per unit based on 24,431,040 units outstanding)   $456,964,405
===============================================================================================


   The accompanying notes are an integral part of these financial statements.

                                    SAI-213

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT CORPORATE BOND FUND



Statement of Operations
Year Ended December 31, 2002

--------------------------------------------------------------------------------



INVESTMENT INCOME
 Interest ...............................................................     $ 3,054,669
-----------------------------------------------------------------------------------------
   Total investment income ..............................................       3,054,669
-----------------------------------------------------------------------------------------
EXPENSES
 Custody ................................................................           8,229
 Audit ..................................................................          17,500
 Other ..................................................................           3,079
-----------------------------------------------------------------------------------------
   Total expenses .......................................................          28,808
-----------------------------------------------------------------------------------------
   Net investment income (loss) .........................................       3,025,861
-----------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ..........................................................      22,520,489
   Futures contracts ....................................................         468,624
   Swap contracts .......................................................         954,332
   Written options ......................................................        (128,667)
-----------------------------------------------------------------------------------------
                                                                               23,814,778
-----------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ..........................................................      20,282,161
   Futures contracts ....................................................          37,543
   Swap contracts .......................................................         266,405
   Written options ......................................................        (479,518)
-----------------------------------------------------------------------------------------
                                                                               20,106,591
                                                                              -----------
 Net realized and unrealized gain (loss) ................................      43,921,369
-----------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .........     $46,947,230
=========================================================================================


   The accompanying notes are an integral part of these financial statements.


                                    SAI-214

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT CORPORATE BOND FUND


Statement of Changes in Net Assets



                                                                                           YEAR ENDED DECEMBER 31,
                                                                                           2002                2001
-----------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) .....................................................    $   3,025,861      $    3,875,463
Net realized gain (loss) .........................................................       23,814,778          29,336,164
Net change in unrealized appreciation (depreciation) .............................       20,106,591           8,735,160
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations ..................       46,947,230          41,946,787
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions ....      (32,737,541)       (136,768,706)
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets ............................................       14,209,689         (94,821,919)
NET ASSETS
 Beginning of year ...............................................................      442,754,716         537,576,635
-----------------------------------------------------------------------------------------------------------------------
 End of year .....................................................................    $ 456,964,405      $  442,754,716
=======================================================================================================================





  The accompanying notes are an integral part of these financial statements.

                                    SAI-215

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
GOVERNMENT CORPORATE BOND FUND


Statement of Changes in Net Assets (Continued)




                                                                             YEAR ENDED DECEMBER 31,
                                                                     2002                               2001
---------------------------------------------------------------------------------------------------------------------------
                                                            UNITS            AMOUNT            UNITS            AMOUNT
---------------------------------------------------------------------------------------------------------------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
Units issued .........................................     4,953,943    $   88,008,911       10,626,856    $  171,387,128
Units redeemed .......................................    (6,878,016)     (120,746,452)     (19,016,480)     (308,155,834)
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) ..............................    (1,924,073)   $  (32,737,541)      (8,389,624)   $ (136,768,706)
===========================================================================================================================




Units in excess of 10% of the Fund units outstanding at December 31, 2002 held by 3 of the Fund's unitholders aggregated 64% of the Fund's total units outstanding.








  The accompanying notes are an integral part of these financial statements.

                                    SAI-216

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
GOVERNMENT CORPORATE BOND FUND


Financial Highlights

(For a Unit of Participation Outstanding Throughout the Year)






                                                                          YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------------------------------
                                                        2002          2001          2000          1999          1998
-----------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............    $  16.80      $  15.47      $  13.92      $  14.18      $  13.00
Net investment income (loss) (a) ................        0.12          0.12          0.94          0.86          0.80
Net realized and unrealized gain (loss) .........        1.78          1.21          0.61         (1.12)         0.38
-----------------------------------------------------------------------------------------------------------------------
Total from investment operations ................        1.90          1.33          1.55         (0.26)         1.18
-----------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................    $  18.70      $  16.80      $  15.47      $  13.92      $  14.18
=====================================================================================================================
Total return (%) (b) ............................       11.34          8.60         11.14         (1.83)         9.09
=====================================================================================================================
Ratio to Average Net Assets
Ratio of expenses (%) (c) .......................        0.01          0.01          0.02          0.01          0.01
-----------------------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) ..............        0.69          0.76          6.50          6.17          5.89
-----------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%) ..........................          96            65           734           824           478
-----------------------------------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) ..............    $    457      $    443      $    538      $  4,808      $  4,644
=====================================================================================================================



(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.





   The accompanying notes are an integral part of these financial statements.


                                    SAI-217

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
GOVERNMENT CORPORATE BOND FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002
 ------------------------------------------------------------------------------




-----------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                         VALUE
-----------------------------------------------------------------------------------------------------------------------------
                     DEBT INSTRUMENTS -- 6.7%
 USD       610,000   Financing Corp Fico ..............................................     9.40%  02/08/2018    $    894,184
           870,000   Financing Corp Fico ..............................................    10.35%  08/03/2018       1,370,352
           650,000   Freddie Mac ......................................................     6.25%  07/15/2032         731,536
        27,569,484   GE Capital Commercial Mortgage Corporation -- IO Strip(1) ........     1.91%  12/15/2020       2,679,395
         1,530,000   Providian Master Trust ...........................................     7.49%  08/17/2009       1,606,500
         1,550,000   United States Treasury Bond ......................................     5.38%  02/15/2031       1,689,019
         2,000,000   United States Treasury Note ......................................     4.00%  11/15/2012       2,035,938
        15,000,000   United States Treasury Note ......................................     1.75%  12/31/2004      15,051,563
         2,785,000   United States Treasury Note/Bond .................................     8.13%  05/15/2021       3,914,680
         1,300,000   United States Treasury Note/Bond .................................     8.13%  08/15/2021       1,829,789
-----------------------------------------------------------------------------------------------------------------------------
                     TOTAL DEBT INSTRUMENTS ...........................................                            31,802,956
-----------------------------------------------------------------------------------------------------------------------------
PRINCIPAL
-----------------------------------------------------------------------------------------------------------------------------
                     U.S. GOVERNMENT OBLIGATIONS -- 0.1%
 USD       410,000   United States Treasury Bill ......................................    1.15%   02/06/2003         409,411
 -------------------------------------------------------------------------------------     -----   ----------    ------------
UNITS
-----------------------------------------------------------------------------------------------------------------------------
                     STATE STREET BANK AND TRUST COMPANY
                     COLLECTIVE INVESTMENT FUNDS -- 93.0%
        16,336,874   Government Fund(2) ...............................................                           206,890,166
        10,197,999   Intermediate Corporate Index Fund(2) .............................                           164,065,414
         3,128,229   Long Corporate Index Fund(2) .....................................                            49,842,069
        20,397,555   Short Term Investment Fund(2) ....................................                            20,397,555
-----------------------------------------------------------------------------------------------------------------------------
                     TOTAL COLLECTIVE INVESTMENT FUNDS ................................                           441,195,204
-----------------------------------------------------------------------------------------------------------------------------




                                                   NUMBER OF      EXPIRATION DATE/
                                                   CONTRACTS        STRIKE PRICE
                                                  ----------- -----------------------
PURCHASED OPTIONS -- 0.2%
Eurodollar Futures (call) .......................     340       March 2003 / 98.00          178,500
Eurodollar Futures (call) .......................     340       March 2003 / 97.00          786,250
US Treasury Notes 10 Yr. Futures (call) .........     470     January 2003 / 118.00          51,406
US Treasury Notes 10 Yr. Futures (put) ..........      32     January 2003 / 111.00           3,002
US Treasury Notes 10 Yr. Futures (put) ..........      32     January 2003 / 107.00             499
-------------------------------------------------     ---     -----------------------       -------
TOTAL PURCHASED OPTIONS .........................                                         1,019,657
--------------------------------------------------                                        ---------
TOTAL INVESTMENTS -- 100%
(COST $423,210,150)..............................                                      $474,427,228
===================================================================================================



1 Interest only securities represent the right to receive the monthly interest payments on an underlying pool of mortgages. Payments of principal on the pool would reduce the value of the "interest only" holding.


2   Collective investment fund advised by State Street Global Advisors.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-218

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
GOVERNMENT CORPORATE BOND FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002 (Concluded)
--------------------------------------------------------------------------------



The following written options were open at December 31, 2002:





                                             NUMBER OF        EXPIRATION DATE/
            OPTIONS CONTRACTS                CONTRACTS          STRIKE PRICE           VALUE
-----------------------------------------   -----------   -----------------------   -----------
Eurodollar Futures (call)                       680         March 2003 / 97.50       $884,000
US Treasury Notes 10 Yr. Futures (call)         470       January 2003 / 119.00        22,034
US Treasury Notes 10 Yr. Futures (put)           64       January 2003 / 109.00         2,003
                                                                                     --------
                                                                                     $908,037
                                                                                     ========
(TOTAL PREMIUMS RECEIVED $428,519)



The following swap contracts were open at December 31, 2002:





   CURRENT
   NOTIONAL                                                                                          UNREALIZED
    AMOUNT    DESCRIPTION                                                                            GAIN/(LOSS)
------------- ------------------------------------------------------------------------------------- ------------
$ 5,000,000   Agreement with Lehman Brothers effective October 1, 2002 and terminating on            $  136,253
              January 1, 2003 to make monthly payments equal to 1 month LIBOR minus 45 basis points multiplied by the Current Notional Amount of $5,000,000; and to receive or make payments equal to the Current Notional Amount multiplied by the month to date total return of the Lehman Brothers CMBS ERISA Eligible Index.

$ 5,000,000   Agreement with Merrill Lynch effective September 3, 2002 and terminating on              (140,019)
              September 2, 2003 to receive monthly payments equal to 1 month LIBOR plus 65 basis points multiplied by the Current Notional Amount of $5,000,000; and to receive or make payments equal to the Current Notional Amount multiplied by the month to date total return of the Merrill Lynch U.S. Corporates and All Yankees Index.

$ 2,000,000   Agreement with Morgan Stanley effective October 19, 2002 and terminating on                (5,528)
              October 19, 2007 to receive credit protection through the payment of the Current
              Notional Amount of $2,000,000 in the event of a default of $10,000,000 by issuer,
              Simon Property Group, L.P.; and to make quarterly payments equal to a premium of
              115 basis points per annum multiplied by the Current Notional Amount.

$ 2,000,000   Agreement with Morgan Stanley effective October 19, 2002 and terminating on                13,472
              October 19, 2007 to receive credit protection through the payment of the Current
              Notional Amount of $2,000,000 in the event of a default of $10,000,000 by issuer,
              ERP Operating Limited Partnership; and to make quarterly payments equal to a premium of 115 basis points per annum multiplied by the Current Notional Amount.

$10,000,000   Agreement with Morgan Stanley effective August 30, 2002 and terminating on                274,303
              February 28, 2003 to make monthly payments equal to 1 month LIBOR minus 60 basis points multiplied by the Current Notional Amount of $10,000,000; and to
              receive or make payments equal to the Current Notional Amount multiplied by the month to date total return of the ERISA-eligible component of the Lehman Brothers
              CMBS Investment Grade Index.                                                           ----------
                                                                                                     $  278,481
                                                                                                     ==========



USD: United States Dollar


   The accompanying notes are an integral part of these financial statements.

                                    SAI-219

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                         GOVERNMENT CORPORATE BOND FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

      State Street Bank and Trust Company ("State Street Bank") Government Corporate Bond Fund (the "Fund") was formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to match or exceed the return of the Lehman Brothers Government Corporate Bond Index. State Street Bank is Trustee, custodian, and recordkeeper of the Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

      A. SECURITY VALUATION

          Fixed income investments are valued on the basis of valuations furnished by a pricing service approved by the Trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.

      B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

          Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Distributions received from collective investment funds are recorded on the ex-dividend date and retain the character of income as earned by the underlying fund. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any. Collective investment funds, in which the Fund invests, may retain investment income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income of the underlying funds.


      C. INCOME TAXES

          It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.


      D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

          The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit.


      E. EXPENSES

          Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Fund indirectly bears the expenses paid by the underlying funds, if any. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.



                                    SAI-220

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                         GOVERNMENT CORPORATE BOND FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002




      F. DISTRIBUTIONS TO PARTICIPANTS


          Net investment income and net realized gains are retained by the Fund.


      G. FUTURES CONTRACTS


          The Fund may use futures contracts to manage exposure to the market. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument held by a fund, or hedge the fair value of other fund investments.

          Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the fluctuation in the value of the underlying index or security, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.

          Futures contracts involve, to varying degrees, credit and market risks. The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.


      H. CREDIT DEFAULT SWAP CONTRACTS


          CREDIT DEFAULT SWAP CONTRACTS. The Underlying State Street Fund may invest in credit default swaps. Credit default swap contracts entered into by the Underlying State Street Fund typically represent the exchange by the Underlying State Street Fund with a counterparty of a commitment to provide a level of credit protection for a commitment to receive interest at a fixed rate based on the potential risk of default of the relevant underlying issuer. Providing credit protection to a counterparty tends to increase the Underlying State Street Fund's exposure to the underlying instrument. Receiving credit protection from a counterparty tends to decrease a Fund's exposure to the underlying instrument held by an Underlying State Street Fund, or hedge the fair value of other Underlying State Street Fund investments. Such contracts may have a term of one to ten years, but typically require periodic interim settlement in cash. During the period that the credit default swap contract is open, the contract is marked-to-market in accordance with the terms of the contract based on the current interest rate spreads and credit risk of the referenced obligation of the underlying issuer and interest accrual through valuation date. Changes in the value of the credit default swap are recorded as unrealized gains or losses, while periodic cash settlements are recorded as realized gains or losses.

          Entering into a credit default swap contract involves, to varying degrees, elements of credit, market and interest rate risk in excess of the amounts reported in the Statement of Assets and Liabilities. Notional principal amounts are used to express the extent of involvement in the transactions, and may be delivered under the contracts in the event of default of the underlying issuer. In addition to credit exposure to the underlying issuer implicit in the contract, credit risk is applicable to any amounts receivable from the counterparty. To reduce credit risk from potential counterparty default, the Fund enters into credit default swap contracts with counterparties whose creditworthiness has been approved by the Trustee. The Underlying State Street Fund bears the interest rate risk arising from any change in the interest rate or credit rating of the underlying issuer.



                                    SAI-221

--------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
                         GOVERNMENT CORPORATE BOND FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002




      I. TOTAL RETURN AND INTEREST RATE SWAP CONTRACTS


          The Fund may invest in swap contracts. A swap is an agreement to exchange the return generated by one instrument for the return generated by another instrument. The Fund uses interest rate swap contracts to manage its exposure to interest rates, and total return swap contracts to gain exposure to different underlying instruments. Interest rate swap contracts typically represent the exchange between the Fund and a counterparty of respective commitments to make variable rate and fixed rate payments with respect to a notional amount of principal. Total return swap contracts typically represent the exchange by the Fund with a counterparty of a commitment to pay interest at a variable rate for a cash flow based on the change in market price and/or total return (change in market price plus related income, if any) of the relevant index or security. Swap contracts may have a term of one to ten years, but typically require periodic interim settlement in cash, at which time the specified value of the index or security and/or variable interest rate are reset for the next settlement period. During the period that the swap contract is open, the contract is marked-to-market as the net amount due to or from the Fund in accordance with the terms of the contract based on the closing level of the relevant index or security and/or interest accrual through valuation date. Changes in the value of swap contracts are recorded as unrealized gains or losses. Periodic cash settlements on total return swaps are recorded as realized gains or losses, and on interest rate swaps as adjustments to interest income.

          Entering into a swap contract involves, to varying degrees, elements of credit, market and interest rate risk in excess of the amounts reported in the Statement of Assets and Liabilities. Notional principal amounts are used to express the extent of involvement in the transactions, but are not delivered under the contracts. Accordingly, credit risk is limited to any amounts receivable from the counterparty. To reduce credit risk from potential counterparty default, the Fund enters into swap contracts with counterparties whose creditworthiness has been approved by the Trustee. The Fund bears the market risk arising from any change in index or security values or interest rates.


      J. OPTION CONTRACTS


          The Fund may purchase or write option contracts to manage exposure to the securities markets and to fluctuations in interest rates. Writing puts and buying calls tend to increase the Fund's exposure to the underlying instrument. Buying puts and writing calls tend to decrease the Fund's exposure to the underlying instrument held by the Fund, or hedge the fair value of other Fund investments.

          Exchange-traded options are valued using the last sale price or, in the absence of a sale, the last offering price. Options traded over-the-counter are valued using dealer-supplied valuations. Gain or loss is recognized when the option contract expires or is closed. When the Fund writes an option, the premium received is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expire unexercised are treated by the Fund on the expiration date as realized gains from options. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or if the premium is less than the amount paid for the closing purchase, as a realized loss.

          Options involve, to varying degrees, credit and market risks. Loss in value may arise from changes in the value of the underlying instruments. In writing a put option, the Fund assumes the risk of incurring a loss if the market price decreases and the option is exercised. Writing a call option will increase the risk of loss to the Fund, if the market price increases and the option is exercised. In addition, there is the risk that the Fund may not be able to enter into a closing transaction because of an illiquid secondary market for the contracts or if the counterparties do not perform in accordance with the contracts' terms.



                                    SAI-222

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                         GOVERNMENT CORPORATE BOND FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002




3.   INVESTMENT TRANSACTIONS


     Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2002 were $422,332,948 and $433,452,512, respectively.


     Written option transactions during the year were as follows:





                                                               CONTRACT         PREMIUMS
                                                                AMOUNTS         RECEIVED
------------------------------------------------------------------------------------------
Written options outstanding at beginning of year .........    $      --      $         --
Options opened ...........................................       66,079         2,251,163
Options exercised ........................................           --                --
Options expired ..........................................           --                --
Options closed ...........................................      (64,865)       (1,822,644)
------------------------------------------------------------------------------------------
Written options outstanding at end of year ...............    $   1,214      $    428,519
=========================================================================================


                                     SAI-223

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Government Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations, of cash flows and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Government Fund at December 31, 2002, and the results of its operations, its cash flows the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodian, provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 21, 2003


                                    SAI-224

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT FUND


Statement of Assets and Liabilities
December 31, 2002

--------------------------------------------------------------------------------



ASSETS
Investments in securities, at value (cost $877,925,371) .........................    $884,030,759
Interest receivable .............................................................       6,372,813
Unrealized gain on open swap contracts ..........................................       2,382,745
-------------------------------------------------------------------------------------------------
   Total assets .................................................................     892,786,317
-------------------------------------------------------------------------------------------------
LIABILITIES
Payable for investments purchased ...............................................     385,310,309
Open written options, at value (premiums received $622,440) .....................       1,482,000
Accrued expenses ................................................................           2,201
-------------------------------------------------------------------------------------------------
   Total liabilities ............................................................     386,794,510
-------------------------------------------------------------------------------------------------
NET ASSETS (equivalent to $12.66 per unit based on 39,952,182 units outstanding)     $505,991,807
=================================================================================================




   The accompanying notes are an integral part of these financial statements.



                                    SAI-225

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
GOVERNMENT FUND


Statement of Operations
Year ended December 31, 2002

--------------------------------------------------------------------------------



INVESTMENT INCOME
 Interest ...............................................................    $ 14,336,965
-----------------------------------------------------------------------------------------
   Total investment income ..............................................      14,336,965
-----------------------------------------------------------------------------------------
EXPENSES
 Custody ................................................................          26,880
 Audit ..................................................................          20,000
 Other ..................................................................           3,757
-----------------------------------------------------------------------------------------
   Total expenses .......................................................          50,637
-----------------------------------------------------------------------------------------
   Net investment income (loss) .........................................      14,286,328
-----------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ..........................................................      45,532,298
   Futures contracts ....................................................      (1,243,526)
   Swap contracts .......................................................       1,689,483
   Written options ......................................................         604,847
   Written swaptions ....................................................      (1,811,250)
-----------------------------------------------------------------------------------------
                                                                               44,771,852
-----------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ..........................................................      (3,929,095)
   Futures contracts ....................................................        (825,802)
   Swap contracts .......................................................       2,052,433
   Written options ......................................................      (1,153,717)
   Written swaptions ....................................................       1,600,000
-----------------------------------------------------------------------------------------
                                                                               (2,256,181)
-----------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) ................................      42,515,671
-----------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .........    $ 56,801,999
=========================================================================================




   The accompanying notes are an integral part of these financial statements.


                                    SAI-226

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
GOVERNMENT FUND


Statement of Changes in Net Assets




                                                                                             YEAR ENDED DECEMBER 31,
                                                                                             2002                2001
-------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) ......................................................    $   14,286,328      $   29,330,791
Net realized gain (loss) ..........................................................        44,771,852          41,546,311
Net change in unrealized appreciation (depreciation) ..............................        (2,256,181)         (7,314,168)
-------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in net assets resulting from operations ..................        56,801,999          63,562,934
-------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions .....      (123,620,565)       (357,117,676)
-------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS .............................................       (66,818,566)       (293,554,742)
NET ASSETS
 Beginning of year ................................................................       572,810,373         866,365,115
-------------------------------------------------------------------------------------------------------------------------
 End of year ......................................................................    $  505,991,807      $  572,810,373
=========================================================================================================================



   The accompanying notes are an integral part of these financial statements.

                                    SAI-227

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
GOVERNMENT FUND


Statement of Changes in Net Assets (Continued)






                                                                              YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------------------------------------
                                                                      2002                               2001
                                                       ---------------------------------- ----------------------------------
                                                             UNITS            AMOUNT            UNITS            AMOUNT
----------------------------------------------------------------------------------------------------------------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
Units issued .........................................      8,643,358    $  104,033,767       15,392,539    $  168,186,626
Units redeemed .......................................    (19,203,904)     (227,654,332)     (47,379,381)     (525,304,302)
----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) ..............................    (10,560,546)   $ (123,620,565)     (31,986,842)   $ (357,117,676)
============================================================================================================================



Units in excess of 10% of the Fund units outstanding at December 31, 2002 held by 2 of the Fund's unitholders aggregated 96% of the Fund's total units outstanding.





   The accompanying notes are an integral part of these financial statements.

                                    SAI-228

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT FUND


Statement of Cash Flows
Year ended December 31, 2002




----------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net increase (decrease) in net assets from operations ...................................    $     56,801,999
 Adjustments to reconcile net increase in net assets from operations to net cash provided by (used for) operating activities:
   Purchase of investment securities .....................................................      (8,221,435,877)
   Proceeds from disposition of investment securities ....................................       8,408,353,709
   Increase (decrease) in options written ................................................             295,430
   Increase (decrease) in swaptions written ..............................................          (1,963,250)
   Sale of short term investment securities (net) ........................................        (317,741,820)
   Amortization (accretion) of premium (discount) ........................................             357,535
   Dollar roll income ....................................................................          (5,582,372)
   (Increase) decrease in variation margin ...............................................             156,118
   (Increase) decrease in interest receivable ............................................          (2,925,547)
   (Increase) decrease in receivable for investments sold ................................          81,252,718
   (Increase) decrease in unrealized gain on swap contracts ..............................          (2,052,433)
   Increase (decrease) in payable for investments purchased ..............................         168,947,199
   Increase (decrease) in accrued expenses ...............................................                 239
   Net (increase) decrease in unrealized appreciation (depreciation) on investments ......           3,929,095
   Net (increase) decrease in unrealized appreciation (depreciation) on written options ..           1,153,717
   Net (increase) decrease in unrealized appreciation (depreciation) on written swaptions           (1,600,000)
   Net realized (gain) loss on investments ...............................................         (45,532,298)
   Net realized (gain) loss on written options ...........................................            (604,847)
   Net realized (gain) loss on written swaptions .........................................           1,811,250
----------------------------------------------------------------------------------------------------------------
 Net cash provided by (used for) operating activities ....................................         123,620,565
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from units sold ................................................................         104,033,767
 Payments on units redeemed ..............................................................        (227,654,332)
----------------------------------------------------------------------------------------------------------------
 Net cash provided by (used for) financing activities ....................................        (123,620,565)
----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash ..........................................................                  --
CASH:
 Beginning balance .......................................................................                  --
----------------------------------------------------------------------------------------------------------------
 Ending balance ..........................................................................    $             --
================================================================================================================


   The accompanying notes are an integral part of these financial statements.

                                    SAI-229

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
GOVERNMENT FUND


Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)




                                                             YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------
                                                        2002          2001         2000 (a)
---------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............    $  11.34      $  10.50     $ 10.00
---------------------------------------------------------------------------------------------
Net investment income (loss) (b) ................        0.32          0.41       0.15
Net realized and unrealized gain (loss) .........        1.00          0.43       0.35
---------------------------------------------------------------------------------------------
Total from investment operations ................        1.32          0.84       0.50
---------------------------------------------------------------------------------------------
Net asset value, end of year ....................    $  12.66      $  11.34     $ 10.50
=============================================================================================
Total return (%) (d) ............................       11.68          8.00        5.01(c)
---------------------------------------------------------------------------------------------
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (e) .......................        0.01          0.01        0.00(c)
---------------------------------------------------------------------------------------------
Ratio of net investment income (%) ..............        2.73          3.79        1.53(c)
---------------------------------------------------------------------------------------------
Portfolio turnover% .............................       1,569         5,506       1,607(c)
---------------------------------------------------------------------------------------------
Net assets, end of year (000,000s) ..............    $    506      $    573     $  866
=============================================================================================

(a)        The Fund commenced operations on October 6, 2000.

(b) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(c)        Not annualized.

(d) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(e) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.


   The accompanying notes are an integral part of these financial statements.



                                    SAI-230

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002
--------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                        VALUE
---------------------------------------------------------------------------------------------------------------------------
                   DEBT INSTRUMENTS -- 47.1%
USD    5,000,000   Fannie Mae(1) ........................................       7.13% 06/15/2010             $  6,031,500
       7,800,000   Fannie Mae(1) ........................................       5.25% 01/15/2009                8,530,314
      10,000,000   Fannie Mae ...........................................       2.91% 02/25/2022               10,009,160
      13,000,000   Fannie Mae ...........................................       3.05% 12/12/2005               13,125,378
       8,500,000   Fannie Mae ...........................................       7.13% 01/15/2030               10,534,133
      18,400,000   Fannie Mae(1) ........................................       4.38% 10/15/2006               19,529,024
         800,000   Fannie Mae ...........................................       4.38% 09/15/2012                  802,464
       2,570,000   Federal Home Loan Bank System ........................       5.63% 11/15/2011                2,824,687
       8,000,000   Federal Home Loan Bank System ........................       4.75% 06/28/2004                8,376,721
       8,000,000   Federal Home Loan Bank System ........................       3.63% 10/15/2004                8,276,240
       5,000,000   Federal Home Loan Bank System ........................       4.50% 11/15/2012                5,071,450
      10,000,000   Federal National Mortgage Association ................       2.75% 11/14/2005               10,042,601
      15,000,000   Federal National Mortgage Association ................       2.13% 11/26/2004               15,061,350
       5,200,000   Freddie Mac ..........................................       4.00% 10/29/2007                5,297,604
       6,800,000   Freddie Mac(1) .......................................       4.50% 07/23/2007                7,011,072
       5,000,000   Freddie Mac(1) .......................................       5.75% 03/15/2009                5,611,100
      11,800,000   Freddie Mac ..........................................       5.25% 02/15/2004               12,306,692
       5,000,000   Freddie Mac ..........................................       4.75% 10/11/2012                4,997,650
      10,000,000   Freddie Mac ..........................................       4.50% 08/15/2004               10,462,201
      21,600,347   Nextcard Credit Card Master Note Trust 144A ..........       1.72% 01/15/2003                1,480,321
       1,695,098   Nextcard Credit Card Master Note Trust 144A ..........       1.62% 12/15/2006                1,567,966
       5,805,000   Resolution Funding Corp ..............................       8.13% 10/15/2019                7,877,327
       3,100,000   United States Treasury Bond(1) .......................      11.25% 02/15/2015                5,163,546
       4,110,000   United States Treasury Bond ..........................       5.38% 02/15/2031                4,478,626
      10,000,000   United States Treasury Note ..........................       4.00% 11/15/2012               10,142,200
       4,475,000   United States Treasury Note ..........................       3.25% 08/15/2007                4,586,248
       8,200,000   United States Treasury Note ..........................       2.00% 11/30/2004                8,268,633
       1,700,000   United States Treasury Note ..........................       3.00% 11/15/2007               32,083,887
      20,000,000   United States Treasury Note/Bond(1) ..................      11.63% 11/15/2004               23,705,000
       5,000,000   United States Treasury Note/Bond(1) ..................       9.38% 02/15/2006                6,103,600
      11,100,000   United States Treasury Note/Bond .....................       3.63% 03/31/2004               11,420,124
       7,000,000   United States Treasury Note/Bond(1) ..................       5.25% 11/15/2028                7,305,410
      10,000,000   United States Treasury Note/Bond .....................       5.88% 02/15/2004               10,517,601
       5,000,000   United States Treasury Note/Bond(1) ..................       6.88% 05/15/2006                5,752,551
       8,000,000   United States Treasury Note/Bond(1) ..................       6.50% 02/15/2010                9,563,760
      14,375,000   United States Treasury Note/Bond(1) ..................       5.75% 11/15/2005               15,893,432
      15,376,000   United States Treasury Note/Bond(1) ..................       8.88% 08/15/2017               22,484,324
      12,400,000   United States Treasury Note/Bond(1) ..................       7.88% 2/15/2021                17,058,594
      7,,479,000   United States Treasury Note/Bond(1) ..................       7.13% 02/15/2023                9,629,960
      11,500,000   United States Treasury Note/Bond(1) ..................       6.88% 08/15/2025               14,539,909
      20,000,000   United States Treasury Note/Bond .....................      12.38% 05/15/2004               22,988,000
---------------------------------------------------------------------------------------------------------------------------
                   TOTAL DEBT INSTRUMENTS ...............................                                    $416,512,360
---------------------------------------------------------------------------------------------------------------------------


   The accompanying notes are an integral part of these financial statements.

                                    SAI-231

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




----------------------------------------------------------------------------------
SHARES                                                                    VALUE
----------------------------------------------------------------------------------
                SHORT TERM INSTRUMENTS -- 0.4%
    140,000     United States Treasury Bill ...........                $  139,839
  1,620,000     United States Treasury Bill ...........                 1,618,161
  1,610,000     United States Treasury Bill ...........                 1,608,157
----------------------------------------------------------------------------------
                TOTAL SHORT TERM INSTRUMENTS ..........                 3,366,157
----------------------------------------------------------------------------------




----------------------------------------------------------------------------------
UNITS
----------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
                      COLLECTIVE INVESTMENT FUNDS -- 52.3%
       19,775,518     Limited Duration Bond Fund(3)...............   $201,670,732
      260,864,135     Short Term Investment Fund(3) ..............    260,864,135
----------------------------------------------------------------------------------
                      TOTAL COLLECTIVE INVESTMENT FUNDS ..........    462,534,867
----------------------------------------------------------------------------------




----------------------------------------------------------------------------------
                                     NUMBER OF   EXPIRATION DATE/
                                     CONTRACTS   STRIKE PRICE
----------------------------------------------------------------------------------
PURCHASED OPTIONS -- 0.2%
Eurodollar Futures (call) .........   570       March 2003 / 98.00   $    299,250
Eurodollar Futures (call) .........   570       March 2003 / 97.00      1,318,125
----------------------------------------------------------------------------------
TOTAL PURCHASED OPTIONS ...........                                     1,617,375
----------------------------------------------------------------------------------
TOTAL INVESTMENTS -- 100%
 (COST $877,925,371) ..............                                   884,030,759
==================================================================================




1 All or a portion of this security has been purchased on a delayed delivery basis.

2 Variable rate security. Rate disclosed is that which was in effect at December 31, 2002. Date disclosed is the next interest rate reset date.

3  Collective investment fund advised by State Street Global Advisors.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-232

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
GOVERNMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



--------------------------------------------------------------------------------

The following written options were open at December 31, 2002:




                         OPTIONS                            NUMBER OF      EXPIRATION DATE/
                        CONTRACTS                           CONTRACTS        STRIKE PRICE        VALUE ($)
--------------------------------------------------------   -----------   --------------------   ----------
Eurodollar Futures (call) (premiums received $622,440)     1,140         March 2003 / 97.50     1,482,000



The following swap contracts were open at December 31, 2002:





    CURRENT
   NOTIONAL                                                                                          UNREALIZED
    AMOUNT       DESCRIPTION                                                                         GAIN/(LOSS)
--------------   --------------------------------------------------------------------------------   ------------
$ 15,000,000     Agreement with Lehman Brothers effective August 29, 2002 and terminating on         $   52,325
                 August 29, 2007 to provide credit protection through the payment of the Current
                 Notional Amount of $15,000,000 in the event of a default of $10,000,000 by issuer, Fannie Mae; and to receive quarterly payments equal to a premium of 26 basis points multiplied by the Current Notional Amount.
$  7,000,000     Agreement with Merrill Lynch effective June 28, 2002 and terminating on             $   26,954
                 June 28, 2007 to provide credit protection through the payment of the Current
                 Notional Amount of $7,000,000 in the event of a default of $10,000,000 by issuer, Fannie Mae; and to receive quarterly payments equal to a premium of 23 basis points multiplied by the Current Notional Amount.
$100,000,000     Agreement with Lehman Brothers effective September 1, 2002 and terminating on       $2,303,466
                 March 1, 2003 to make monthly payments equal to 1 month LIBOR minus 5 basis points multiplied by the Current Notional Amount of $100,000,000; and to
                 make or receive payments equal to the Current Notional Amount multiplied by
                 the month to date total return of the Lehman Brothers U.S. Government Index.        ----------
                                                                                                     $2,382,745
                                                                                                     ----------



USD : United States Dollar


   The accompanying notes are an integral part of these financial statements.




                                    SAI-233

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                                GOVERNMENT FUND


                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE


   State Street Bank and Trust Company ("State Street Bank") Government Fund (the "Fund") was formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to match or exceed the return of the Lehman Brothers Government Index. State Street Bank is Trustee, custodian, and recordkeeper of the Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

   A. SECURITY VALUATION

      Fixed income investments are valued on the basis of valuations furnished by a pricing service approved by the Trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.

   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.

      Collective investment funds, in which the Fund invests, may retain investment income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income of the underlying funds.

   C. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.

   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit.

   E. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Fund indirectly bears the expenses paid by the underlying funds, if any. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.



                                    SAI-234

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                                GOVERNMENT FUND


                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002




   F. DISTRIBUTIONS TO PARTICIPANTS

      Net investment income and net realized gains are retained by the Fund.

   G. FUTURES CONTRACTS

      The Fund may use futures contracts to manage exposure to the market. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument held by a fund, or hedge the fair value of other fund investments.

      Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the fluctuation in the value of the underlying index or security, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.

      Futures contracts involve, to varying degrees, credit and market risks. The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.

   H. SWAPTION CONTRACTS

      The Fund may purchase or write swaption contracts to manage exposure to fluctuations in interest rates or hedge the fair value of other Fund investments. Swaption contracts entered into by the Fund typically represent an option that gives the purchaser the right, but not the obligation, to enter into a swap contract on a future date. If a call swaption is exercised, the purchaser will enter a swap to receive the fixed rate and pay a floating rate in exchange. Exercising a put would entitle the purchaser to pay a fixed rate and receive a floating rate.

      Swaption contracts are marked-to-market as the net amount due to or from the Fund in accordance with the terms of the contract based on the closing level of the relevant market rate of interest. Changes in the value of the swaption are reported as unrealized gains or losses. When the Fund writes a swaption, the premium received is recorded as a liability and is subsequently adjusted to the current fair value of the swaption written. Premiums received from writing swaptions that expire unexercised are treated by the Fund on the expiration date as realized gains from investments. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or if the premium is less than the amount paid for the closing purchase, as a realized loss.

      Entering into a swaption contract involves, to varying degrees, the elements of credit, market and interest rate risk in excess of the amounts reported in the Statement of Assets and Liabilities, associated with both option contracts and swap contracts. To reduce credit risk from potential counterparty default, the Fund enters into swaption contracts with counterparties whose creditworthiness has been approved by the Trustee. The Fund bears the market risk arising from any change in index values or interest rates.



                                    SAI-235

--------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
                                GOVERNMENT FUND


                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002




   I. TOTAL RETURN AND INTEREST RATE SWAP CONTRACTS

      The Fund may invest in swap contracts. A swap is an agreement to exchange the return generated by one instrument for the return generated by another instrument. The Fund uses interest rate swap contracts to manage its exposure to interest rates, and total return swap contracts to gain exposure to different underlying instruments. Interest rate swap contracts typically represent the exchange between the Fund and a counterparty of respective commitments to make variable rate and fixed rate payments with respect to a notional amount of principal. Total return swap contracts typically represent the exchange by the Fund with a counterparty of a commitment to pay interest at a variable rate for a cash flow based on the change in market price and/or total return (change in market price plus related income, if any) of the relevant index or security. Swap contracts may have a term of one to ten years, but typically require periodic interim settlement in cash, at which time the specified value of the index or security and/or variable interest rate are reset for the next settlement period. During the period that the swap contract is open, the contract is marked-to-market as the net amount due to or from the Fund in accordance with the terms of the contract based on the closing level of the relevant index or security and/or interest accrual through valuation date. Changes in the value of swap contracts are recorded as unrealized gains or losses. Periodic cash settlements on total return swaps are recorded as realized gains or losses, and on interest rate swaps as adjustments to interest income.

      Entering into a swap contract involves, to varying degrees, elements of credit, market and interest rate risk in excess of the amounts reported in the Statement of Assets and Liabilities. Notional principal amounts are used to express the extent of involvement in the transactions, but are not delivered under the contracts. Accordingly, credit risk is limited to any amounts receivable from the counterparty. To reduce credit risk from potential counterparty default, the Fund enters into swap contracts with counterparties whose creditworthiness has been approved by the Trustee. The Fund bears the market risk arising from any change in index or security values or interest rates.

   J. CREDIT DEFAULT SWAP CONTRACTS

      The Fund may invest in credit default swaps. Credit default swap contracts entered into by the Fund typically represent the exchange by the Fund with a counterparty of a commitment to provide a level of credit protection for a commitment to receive interest at a fixed rate based on the potential risk of default of the relevant underlying issuer. Providing credit protection to a counterparty tends to increase a Fund's exposure to the underlying instrument. Receiving credit protection from a counterparty tends to decrease a Fund's exposure to the underlying instrument held by a Fund, or hedge the fair value of other Fund investments. Such contracts may have a term of one to ten years, but typically require periodic interim settlement in cash. During the period that the credit default swap contract is open, the contract is marked-to-market in accordance with the terms of the contract based on the current interest rate spreads and credit risk of the referenced obligation of the underlying issuer and interest accrual through valuation date. Changes in the value of the credit default swap are recorded as unrealized gains or losses, while periodic cash settlements are recorded as realized gains or losses.

      Entering into a credit default swap contract involves, to varying degrees, elements of credit, market and interest rate risk in excess of the amounts reported in the Statement of Assets and Liabilities. Notional principal amounts are used to express the extent of involvement in the transactions, and may be delivered under the contracts in the event of default of the underlying issuer. In addition to credit exposure to the underlying issuer implicit in the contract, credit risk is applicable to any amounts receivable from the counterparty. To reduce credit risk from potential counterparty default, the Fund enters into credit default swap contracts with counterparties whose creditworthiness has been approved by the Trustee. The Fund bears the interest rate risk arising from any change in the interest rate or credit rating of the underlying issuer.



                                    SAI-236

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                                GOVERNMENT FUND


                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002




   K. OPTIONS CONTRACTS

      The Fund may purchase or write option contracts to manage exposure to the securities markets and to fluctuations in interest rates. Writing puts and buying calls tend to increase the Fund's exposure to the underlying instrument. Buying puts and writing calls tend to decrease the Fund's exposure to the underlying instrument held by the Fund, or hedge the fair value of other Fund investments.

      Exchange-traded options are valued using the last sale price or, in the absence of a sale, the last offering price. Options traded over-the-counter are valued using dealer-supplied valuations. Gain or loss is recognized when the option contract is exercised, expires or is closed.

      When the Fund writes an option, the premium received is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expire unexercised are treated by the Fund on the expiration date as realized gains from written options. The difference between the premium and the amount paid for a closing purchase, including brokerage commissions, is also recorded as a realized gain/loss. If a written call option is exercised, the premium originally received is recorded as an addition to sales proceeds. If a written put option is exercised, the premium originally received is recorded as an addition to cost of investments.

      Options involve, to varying degrees, credit and market risks. Loss in value may arise from changes in the value of the underlying instruments. In writing a put option, the Fund assumes the risk of incurring a loss if the market price decreases and the option is exercised. Writing a call option will increase the risk of loss to the Fund, if the market price increases and the option is exercised. In addition, there is the risk that the Fund may not be able to enter into a closing transaction because of an illiquid secondary market for the contracts or if the counterparties do not perform in accordance with the contracts' terms.

   L. DOLLAR ROLL TRANSACTIONS

      The Fund may enter into dollar roll transactions. A dollar roll transaction may involve the sale of securities by the Fund with a simultaneous purchase of the same securities at an agreed upon price and date. During the period between the sale and purchase, the Fund will not be entitled to accrue interest and/or receive principal payments on the securities sold. Dollar roll transactions involve the risk that the market value of the securities sold by the Fund may decline below the purchase price of those securities.

3. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2002 were $8,221,435,877 and $8,408,353,709, respectively.

     Written option transactions during the year were as follows:



                                                                  CONTRACT         PREMIUMS
                                                                   AMOUNTS         RECEIVED
                                                                ------------   ---------------
   Written options outstanding at beginning of year .........        2,542      $    931,857
   Options opened ...........................................       75,669         3,865,595
   Options exercised ........................................           --                --
   Options expired ..........................................       (2,736)         (753,494)
   Options closed ...........................................      (74,335)       (3,421,518)
                                                                   -------      ------------
   Written options outstanding at end of year ...............        1,140      $    622,440
                                                                   =======      ============






                                    SAI-237

--------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
                                GOVERNMENT FUND


                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002


     Written swaption transactions during the year were as follows:



                                                                       NOTIONAL          PREMIUMS
                                                                       AMOUNTS           RECEIVED
                                                                  -----------------   -------------
   Written swaptions outstanding at beginning of year .........    $   80,000,000      $  152,000
   Swaptions opened ...........................................        30,000,000          51,750
   Swaptions exercised ........................................                --              --
   Swaptions expired ..........................................                --              --
   Swaptions closed ...........................................      (110,000,000)       (203,750)
                                                                   --------------      ----------
   Written swaptions outstanding at end of year ...............    $           --      $       --
                                                                   ==============      ==========




                                     SAI-238

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Limited Duration Bond Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Limited Duration Bond Fund at December 31, 2002, and the results of its operations, the changes in its net assets and the financial highlights for the period indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities at December 31, 2002 by correspondence with the custodian, provides a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 21, 2003




                                    SAI-239

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIMITED DURATION BOND FUND


Statement of Assets and Liabilities
December 31, 2002



---------------------------------------------------------------------------------------------------
ASSETS
Investments in securities, at value
 (cost $639,879,087)...............................................................    $639,865,678
Variation margin receivable .......................................................          19,863
Interest receivable ...............................................................       2,279,228
Unrealized gain on open swap contracts ............................................          82,313
---------------------------------------------------------------------------------------------------
   Total assets ...................................................................     642,247,082
---------------------------------------------------------------------------------------------------
LIABILITIES
Accrued expenses ..................................................................           9,172
Open swap contracts, at value (net proceeds received $834,008).....................       3,994,929
---------------------------------------------------------------------------------------------------
   Total liabilities ..............................................................       4,004,101
---------------------------------------------------------------------------------------------------
NET ASSETS (equivalent to $10.20 per unit based on 62,582,543 units outstanding) ..    $638,242,981
===================================================================================================



   The accompanying notes are an integral part of these financial statements.


                                    SAI-240

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIMITED DURATION BOND FUND


Statement of Operations
Year Ended December 31, 2002 (a)



------------------------------------------------------------------------------------------
INVESTMENT INCOME
 Interest ...............................................................    $ 14,939,953
------------------------------------------------------------------------------------------
   Total investment income ..............................................      14,939,953
------------------------------------------------------------------------------------------
EXPENSES
 Custody ................................................................          59,269
 Audit ..................................................................          17,499
 Other ..................................................................           4,481
------------------------------------------------------------------------------------------
   Total expenses .......................................................          81,249
------------------------------------------------------------------------------------------
   Net investment income (loss) .........................................      14,858,704
------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ..........................................................         457,061
   Futures contracts ....................................................        (202,225)
   Swap contracts .......................................................      (2,228,632)
------------------------------------------------------------------------------------------
                                                                               (1,973,796)
------------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ..........................................................         (13,409)
   Futures contracts ....................................................      (1,649,438)
   Swap contracts .......................................................      (3,078,608)
------------------------------------------------------------------------------------------
                                                                               (4,741,455)
------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) ................................      (6,715,251)
------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .........    $  8,143,453
==========================================================================================



(a)        The Fund commenced operations on February 28, 2002.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-241

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIMITED DURATION BOND FUND


Statement of Changes in Net Assets
Year ended December 31, 2002 (a)



-----------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) ......................................................     $ 14,858,704
Net realized gain (loss) ..........................................................       (1,973,796)
Net change in unrealized appreciation (depreciation) ..............................       (4,741,455)
-----------------------------------------------------------------------------------------------------
 Net increase (decrease) in net assets resulting from operations ..................        8,143,453
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions .....      630,099,528
-----------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS .............................................      638,242,981
NET ASSETS
 Beginning of year ................................................................                0
-----------------------------------------------------------------------------------------------------
 End of year ......................................................................     $638,242,981
=====================================================================================================



(a)        The Fund commenced operations on February 28, 2002.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-242

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIMITED DURATION BOND FUND


Statement of Changes in Net Assets (Continued)






                                                                    YEAR ENDED
                                                               DECEMBER 31, 2002 (a)
                                                         ---------------------------------
                                                              UNITS             AMOUNT
------------------------------------------------------------------------------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
Units issued .........................................      65,093,911      $ 655,441,282
Units redeemed .......................................      (2,511,368)       (25,341,754)
------------------------------------------------------------------------------------------
Net increase (decrease) ..............................      62,582,543      $ 630,099,528
==========================================================================================



Units in excess of 10% of the Fund units outstanding at December 31, 2002 held by 3 of the Fund's unitholders aggregated 89% of the Fund's total units outstanding.


(a)        The Fund commenced operations on February 28, 2002.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-243

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIMITED DURATION BOND FUND


Financial Highlights
Year ended December 31, 2002 (a)
(For a Unit of Participation Outstanding Throughout the Year)




SELECTED PER UNIT DATA
Net asset value, beginning of year ....................    $  10.00
-------------------------------------------------------------------
Net investment income (loss) (b) ......................        0.34
Net realized and unrealized gain (loss) ...............       (0.14)
-------------------------------------------------------------------
Total from investment operations ......................        0.20
-------------------------------------------------------------------
Net asset value, end of year ..........................    $  10.20
===================================================================
Total return (%) (c) ..................................        1.98
===================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (d) (e) .........................        0.02
-------------------------------------------------------------------
Ratio of net investment income (loss) (%) (e) .........        3.32
-------------------------------------------------------------------
Portfolio turnover (%) (e) ............................      181.00
-------------------------------------------------------------------



(a)        The Fund commenced operations on February 28, 2002.

(b) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(c) Total return calculation (not annualized for the period ended December 31, 2002) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(d) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.

(e)        Not annualized.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-244

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIMITED DURATION BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




----------------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                                 VALUE
----------------------------------------------------------------------------------------------------------------------------------
                        DEBT INSTRUMENTS -- 78.5%
 USD       8,000,000    Access Group Inc ......................................................   1.79%  09/25/2025    $ 8,037,776
           6,628,651    Accredited Mortgage Loan Trust ........................................   1.74%  07/25/2032      6,624,757
          12,698,000    ACE Securities Corp ...................................................   2.27%  08/25/2032     12,670,204
           3,718,000    American Express Credit Account Master Trust ..........................   1.56%  04/15/2008      3,726,067
           5,000,000    American Express Credit Account Master Trust ..........................   1.80%  12/15/2009      4,985,160
           5,000,000    American Express Credit Account Master Trust ..........................   1.87%  03/15/2010      4,999,995
           2,788,000    American Express Credit Account Master Trust(1) .......................   1.56%  01/15/2003      2,794,092
          10,667,000    Amortizing Residential Collateral Trust ...............................   2.42%  01/25/2033     10,666,989
          10,000,000    Amortizing Residential Collateral Trust ...............................   2.17%  08/25/2032      9,893,080
         122,475,337    Amortizing Residential Collateral Trust IO(2) .........................   6.00%  11/25/2004      8,637,451
          10,000,000    Asset Backed Securities Corp Home Equity ..............................   2.27%  10/15/2032      9,978,070
           8,614,000    Associates Corp Of N. America -- Senior Note ..........................   6.25%  11/01/2008      9,495,755
          12,097,000    Bank One Issuance Trust ...............................................   2.38%  12/15/2009     12,052,229
           5,000,000    Bank One Issuance Trust ...............................................   1.76%  05/15/2008      4,996,000
         169,976,637    Bear Stearns Commercial Mortgage Securities 144A - IO Strip(2) ........   0.88%  10/15/2036      5,547,867
          74,263,149    Bear Stearns Commercial Mortgage Securities 144A - IO Strip(2) ........   2.34%  08/15/2038      8,764,240
           3,098,000    Capital Auto Receivables Asset Trust ..................................   1.49%  03/15/2005      3,098,038
           3,315,000    Capital One Master Trust ..............................................   1.52%  08/15/2006      3,315,318
           8,859,000    Capital One Master Trust(1) ...........................................   1.56%  01/15/2003      8,836,675
           2,903,000    Carco Auto Loan Master Trust ..........................................   1.50%  10/17/2005      2,902,817
           8,321,096    CDC Mortgage Capital Trust ............................................   2.45%  01/25/2032      8,378,977
          10,000,000    Centex Home Equity ....................................................   2.10%  09/25/2032      9,943,910
           1,549,000    Chase Credit Card Master Trust(1) .....................................   1.56%  01/15/2003      1,552,385
           1,000,045    Chase Funding Mortgage Loan Asset-Backed Certificates .................   1.66%  12/25/2030        998,811
           3,167,053    Chase Funding Mortgage Loan Asset-Backed Certificates .................   1.67%  10/25/2031      3,163,905
           3,000,000    Chase Funding Mortgage Loan Asset-Backed Certificates .................   2.32%  11/25/2031      3,025,068
           4,480,000    Chase Funding Mortgage Loan Asset-Backed Certificates .................   2.02%  01/25/2032      4,460,539
           3,250,000    Chase Funding Mortgage Loan Asset-Backed Certificates .................   2.52%  03/25/2032      3,234,052
           7,500,000    Chase Funding Mortgage Loan Asset-Backed Certificates .................   1.92%  05/25/2031      7,499,993
           8,655,000    Citibank Credit Card Issuance Trust ...................................   2.61%  02/09/2009      8,636,331
           5,000,000    Citibank Credit Card Issuance Trust ...................................   2.03%  10/15/2005      4,986,755
           2,000,000    Citibank Credit Card Issuance Trust ...................................   2.86%  01/15/2010      1,998,280
           1,300,000    Citibank Credit Card Issuance Trust(1) ................................   1.89%  03/10/2003      1,303,579
           2,478,000    Citibank Credit Card Issuance Trust(1) ................................   1.74%  02/07/2003      2,484,195
           5,130,079    CNH Equipment Trust ...................................................   7.34%  02/15/2007      5,287,106
             528,662    Conseco Finance .......................................................   5.37%  06/15/2032        529,075
           3,996,647    Crusade Global Trust ..................................................   1.59%  06/20/2032      3,987,974
           1,549,000    Discover Card Master Trust I(1) .......................................   1.58%  01/15/2003      1,553,237
           3,098,000    Discover Card Master Trust I(1) .......................................   1.57%  01/15/2003      3,104,929
          10,000,000    Discover Card Master Trust I ..........................................   1.77%  04/15/2008      9,985,870



The accompanying notes are an integral part of these financial statements.


                                     SAI-245

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIMITED DURATION BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




---------------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                              VALUE
---------------------------------------------------------------------------------------------------------------------------------
 USD       6,723,471    EQCC Trust(1) ....................................................     1.72%  01/27/2003    $ 6,715,309
          44,888,894    Fannie Mae Grantor Trust IO(2) ...................................     5.25%  10/25/2004      2,713,623
         120,100,000    Fannie Mae Grantor Trust IO(2) ...................................     4.24%  05/25/2005      8,246,546
           2,189,000    First USA Credit Card Master Trust(1) ............................     1.56%  01/21/2003      2,193,233
           1,549,000    Fleet Credit Card Master Trust II(1) .............................     1.57%  01/15/2003      1,553,114
           1,549,000    Fleet Credit Card Master Trust II ................................     1.64%  04/16/2007      1,554,991
           7,000,000    Fleet Credit Card Master Trust II ................................     1.75%  07/15/2005      7,000,417
           3,098,000    Ford Credit Auto Owner Trust .....................................     7.15%  01/15/2005      3,104,558
          88,530,958    GE Capital Commercial Mortgage Corp IO(2) ........................     1.91%  08/11/2036      7,670,588
           4,490,357    GMAC Commercial Mortgage Securities Inc ..........................     2.87%  01/11/2014      4,490,353
           7,000,000    Gracechurch Card Funding PLC .....................................     1.87%  10/15/2009      6,999,993
           5,800,578    Granite Mortgages PLC ............................................     2.07%  10/20/2021      5,804,058
           6,503,655    GSAMP Trust ......................................................     1.74%  07/25/2032      6,485,158
           7,298,000    GSAMP Trust ......................................................     2.27%  10/20/2032      7,282,229
           4,650,000    Holmes Financing PLC .............................................     1.98%  10/15/2006      4,654,650
             930,000    Holmes Financing PLC(1) ..........................................     1.94%  01/15/2003        930,093
           3,098,000    Holmes Financing PLC(1) ..........................................     1.92%  01/15/2003      3,098,929
          10,000,000    Holmes Financing PLC .............................................     2.15%  07/15/2040     10,000,600
           3,098,000    Honda Auto Receivables Owner Trust ...............................     3.40%  02/18/2005      3,151,379
           3,098,000    Household Credit Card Master Note Trust I ........................     1.56%  08/15/2008      3,105,262
           1,549,000    Household Credit Card Master Note Trust I ........................     1.58%  10/15/2008      1,549,000
          82,250,000    JP Morgan Chase Commercial Mortgage Securities Corp 144A IO(2)....     1.71%  07/12/2037      6,685,527
           2,705,804    Kingfisher Securitisation PTY Ltd ................................     1.59%  09/20/2032      2,704,180
          41,625,000    LB-UBS Commercial Mortgage Trust 144A IO(2) ......................     1.53%  07/15/2035      2,869,336
          84,988,000    LB-UBS Commercial Mortgage Trust 144A IO(2) ......................     1.48%  10/15/2035      6,788,247
           6,694,038    Long Beach Mortgage Loan Trust ...................................     1.72%  08/25/2032      6,676,988
           9,814,085    Long Beach Mortgage Loan Trust ...................................     1.88%  11/26/2032      9,828,894
           1,549,000    MBNA Credit Card Master Note Trust(1) ............................     1.80%  01/15/2003      1,545,169
          12,590,000    MBNA Credit Card Master Note Trust ...............................     2.89%  10/15/2008     12,528,536
           4,647,000    MBNA Credit Card Master Note Trust ...............................     1.78%  01/15/2009      4,632,209
           1,549,000    MBNA Master Credit Card Trust USA ................................     1.54%  02/15/2007      1,551,146
           1,549,000    MBNA Master Credit Card Trust USA(1) .............................     1.89%  01/17/2003      1,550,969
           1,814,568    Medallion Trust ..................................................     1.59%  02/18/2003      1,814,568
           1,549,000    National City Credit Card Master Trust(1) ........................     1.58%  01/15/2003      1,553,599
           1,549,000    National City Credit Card Master Trust ...........................     1.57%  08/15/2007      1,552,662
           7,000,000    Option One Mortgage Loan Trust ...................................     1.99%  10/12/2032      6,916,567
           3,408,000    Providian Master Trust ...........................................     1.54%  08/15/2007      3,408,961
           2,762,880    Residential Asset Securities Corp ................................     1.66%  03/25/2032      2,756,404
          11,000,000    Residential Asset Securities Corp ................................     2.52%  04/25/2032     10,870,343
           7,500,000    Residential Asset Securities Corp ................................     2.07%  04/25/2032      7,469,963
          10,000,000    Residential Asset Securities Corp ................................     1.69%  08/25/2032      9,965,000



The accompanying notes are an integral part of these financial statements.


                                     SAI-246

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIMITED DURATION BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




-------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                VALUE
-------------------------------------------------------------------------------------------------------------------
 USD       5,000,000  Residential Asset Securities Corp .............   7.85%        09/25/2031      $  5,507,985
           8,150,897  Saxon Asset Securities Trust ..................   2.02%        02/25/2028         8,105,912
           4,330,000  Saxon Asset Securities Trust ..................   2.02%        05/25/2032         4,293,507
          56,834,733  Saxon Asset Securities Trust IO2 ..............   5.00%        12/25/2032         4,622,994
          10,000,000  Sears Credit Account Master Trust .............   1.85%        08/17/2009         9,953,300
           3,098,000  Sears Credit Account Master Trust .............   1.53%        06/15/2008         3,091,270
          10,000,000  Sears Credit Account Master Trust .............   1.64%        04/16/2013         9,891,770
           1,549,000  Sears Credit Account Master Trust(1) ..........   1.60%        01/15/2003         1,539,473
           6,000,000  Sequoia Mortgage Trust ........................   2.39%        10/20/2033         6,007,086
           7,702,000  Sequoia Mortgage Trust ........................   1.42%        09/20/2032         7,641,039
             422,313  SLM Student Loan Trust ........................   1.89%        07/25/2008           422,536
           1,518,782  SLM Student Loan Trust ........................   1.89%        01/25/2009         1,518,942
           4,799,643  SMS Student Loan Trust ........................   1.81%        10/27/2025         4,799,355
          34,578,935  Structured Asset Securities Corp IO(2) ........   6.00%        07/25/2032         2,438,645
           2,454,729  WFS Financial Owner Trust(1) ..................   1.56%        03/20/2003         2,455,567
-------------------------------------------------------------------------------------------------------------------
                      TOTAL DEBT INSTRUMENTS ........................                                 502,400,283
-------------------------------------------------------------------------------------------------------------------
SHARES
-------------------------------------------------------------------------------------------------------------------
                      SHORT TERM INSTRUMENTS -- 0.3%
             510,000  United States Treasury Bill(3) ................                                     509,427
           1,300,000  United States Treasury Bill(3) ................                                   1,298,545
-------------------------------------------------------------------------------------------------------------------
                                                                                                        1,807,972
-------------------------------------------------------------------------------------------------------------------
UNITS
-------------------------------------------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY COLLECTIVE
                      INVESTMENT FUNDS -- 21.2%
           5,245,171  Intermediate Corporate Index Fund(4) ..........                                  84,384,303
           1,673,596  Long Corporate Index Fund(4) ..................                                  26,665,407
           1,993,422  Passive 1-3 Year Credit Index Fund(4) .........                                  21,259,843
           3,347,870  Short Term Investment Fund(4) .................                                   3,347,870
-------------------------------------------------------------------------------------------------------------------
                      TOTAL COLLECTIVE INVESTMENT FUNDS .............                                 135,657,423
-------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS -- 100%
(COST $639,879,087)................................................                                  $639,865,678
===================================================================================================================



1 Variable rate security. Rate disclosed is that which was in effect at December 31, 2002. Date disclosed is the next interest rate reset date.

2 Interest only securities represent the right to receive the monthly interest payments on an underlyiing pool of mortgages. Payments of principal on the pool would reduce the value of the "interest only" holding.


3 All or a portion of this security was pledged to cover margin requirements for open swap contracts.


4   Collective investment fund advised by State Street Global Advisors.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-247

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIMITED DURATION BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002


At December 31, 2002, U.S. Treasury Bills with principal of $300,000 were pledged to cover initial margin requirements for open futures contracts. The following futures contracts were open at December 31, 2002:




                          NUMBER OF
FUTURES                   CONTRACTS                                             UNREALIZED
CONTRACTS               LONG/(SHORT)     NOTIONAL COST      MATURITY DATE       GAIN/(LOSS)
--------------------   --------------   ---------------   ----------------   ----------------
Eurodollar Futures          (47)         $-11,829,537     March 2004           $   (211,951)
Eurodollar Futures          (44)          -10,550,499     June 2004                (175,051)
Eurodollar Futures          (36)           -8,617,344     September 2004           (128,857)
Eurodollar Futures          (34)           -8,129,177     December 2004            (105,624)
Eurodollar Futures          (24)           -5,748,167     June 2005                 (36,434)
Eurodollar Futures          (16)           -3,837,174     September 2005            (11,427)
Eurodollar Futures           (7)           -1,675,422     December 2005              (5,103)
Eurodollar Futures          (56)          -13,621,639     March 2003               (193,562)
Eurodollar Futures          (54)          -13,087,297     June 2003                (228,429)
Eurodollar Futures          (51)          -12,319,546     September 2003           (236,017)
Eurodollar Futures          (49)          -11,798,942     December 2003            (233,621)
Eurodollar Futures          (32)           -7,647,435     March 2005                (83,362)
                                                                               ------------
                                                                               $ (1,649,438)
                                                                               ============



The following swap contracts were open at December 31, 2002





   CURRENT
   NOTIONAL                                                                                             UNREALIZED
    AMOUNT    DESCRIPTION                                                                              GAIN/(LOSS)
------------- -----------------------------------------------------------------------------------    ---------------
$8,614,000    Agreement with Goldman Sachs effective December 17, 2002 and terminating on             $     (1,795)
              December 1, 2008 to receive credit protection through the payment of the Current
              Notional Amount of $8,614,000 in the event of a default of $10,000,000 by issuer,
              Associates Corporation of North America; and to make quarterly payments equal to a premium of 50 basis points per annum multiplied by the Current Notional Amount.
15,000,000    Agreement with Goldman Sachs effective May 10, 2002 and terminating on May 10,                26,663
              2007 to provide credit protection through the payment of the Current Notional
              Amount of $15,000,000 in the event of a default of $10,000,000 by issuer, Federal
              National Mortgage Association; and to receive quarterly payments equal to a premium of 27 basis points multiplied by the Current Notional Amount.
5,000,000     Agreement with Goldman Sachs effective July 11, 2002 and terminating on May 15,                3,750
              2007 to provide credit protection through the payment of a proportional amount of the Current Notional Amount of $5,000,000 in the event of a default of $10,000,000 by one of the issues within GREMLIN Class A; and to receive quarterly payments equal to a premium of 60 basis points per annum multiplied by the Current Notional
              Amount.
8,614,000     Agreement with Goldman Sachs effective December 17, 2002 and terminating on               (1,050,799)
              November 1, 2008 to receive quarterly payments equal to 3 month LIBOR plus 71 basis points multiplied by the Current Notional Amount of $8,614,000 (with net proceeds received of $834,008); and to make semiannual payments equal to the
              Current Notional Amount multiplied by the Fixed Rate of 6.25% per annum.
10,000,000    Agreement with Lehman Brothers effective July 16, 2002 and terminating on               $   (278,952)
              February 1, 2003 to receive monthly payments equal to 1 month LIBOR plus 40 basis points multiplied by the Current Notional Amount of $10,000,000; and to
              receive or make payments equal to the Current Notional Amount multiplied by the month to date total return of the Lehman Brothers U.S Credit Index.
35,000,000    Agreement with Lehman Brothers effective December 1, 2002 and terminating on                (976,331)
              June 1, 2003 to receive monthly payments equal to 1 month LIBOR plus 40 basis points multiplied by the Current Notional Amount of $35,000,000; and to receive or make payments equal to the Current Notional Amount multiplied by the month to date total return of the Lehman Brothers Credit Index.



   The accompanying notes are an integral part of these financial statements.
                                     SAI-248

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LIMITED DURATION BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




   CURRENT
  NOTIONAL                                                                                            UNREALIZED
   AMOUNT    DESCRIPTION                                                                              GAIN/(LOSS)
------------ ------------------------------------------------------------------------------------- ----------------
10,000,000   Agreement with Lehman Brothers effective October 1, 2002 and terminating on                 (278,952)
             April 1, 2003 to receive monthly payments equal to 1 month LIBOR plus 40 basis points multiplied by the Current Notional Amount of $10,000,000; and to receive or make payments equal to the Current Notional Amount multiplied by the month to date total return of the Lehman Brothers Credit Index.
10,000,000   Agreement with Lehman Brothers effective May 16, 2002 and terminating on June 1,            (278,952)
             2003 to receive monthly payments equal to 1 month LIBOR plus 40 basis points multiplied by the Current Notional Amount of $10,000,000; and to receive or make payments equal to the Current Notional Amount multiplied by the month to date total return of the Lehman Brothers U.S Credit Index.
20,000,000   Agreement with Lehman Brothers effective November 1, 2002 and terminating on                (557,903)
             May 1, 2003 to receive monthly payments equal to 1 month LIBOR plus 40 basis points multiplied by the Current Notional Amount of $20,000,000; and to receive or make payments equal to the Current Notional Amount multiplied by the month to date total return of the Lehman Brothers Credit Index.
20,000,000   Agreement with Merrill Lynch effective September 3, 2002 and terminating on                 (560,078)
             September 2, 2003 to receive monthly payments equal to 1 month LIBOR plus 65 basis points multiplied by the Current Notional Amount of $20,000,000; and to
             receive or make payments equal to the Current Notional Amount multiplied by the month to date total return of the Merrill Lynch U.S. Corporates & All Yankees Index.
30,000,000   Agreement with Morgan Stanley effective August 30, 2002, and terminating on                  (11,167)
             February 28, 2003 to receive monthly payments equal to the nominal spread of the
             ERISA-eligible component of the Lehman Brothers CMBS Investment Grade Index plus 60 basis points multiplied by the Current Notional Amount of $30,000,000; and
             to receive or make payments equal to the change in the nominal spread of the
             ERISA-eligible component of the Lehman Brothers CMBS Investment Grade Index multiplied by the Modified Adjusted Duration at inception (4.95%) multiplied by the
             Current Notional Amount.
15,000,000   Agreement with J. P. Morgan Chase effective September 5, 2002 and terminating on              51,900
             September 5, 2007 to provide credit protection through the payment of the Current
             Notional Amount of $15,000,000 in the event of a default of $10,000,000 by issuer,
             Federal National Mortgage Association; and to receive quarterly payments equal to a
             premium of 27 basis points per annum multiplied by the Current Notional Amount.         ------------
                                                                                                     $ (3,912,616)
                                                                                                     ============



USD: United States Dollar


   The accompanying notes are an integral part of these financial statements.

                                    SAI-249

--------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
                           LIMITED DURATION BOND FUND


                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE


State Street Bank and Trust Company ("State Street Bank") Limited Duration Bond Fund (the "Fund") was formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to match or exceed the total rate of return of the J.P. Morgan three-month U.S. Dollar LIBOR Index. State Street Bank is Trustee, custodian, and recordkeeper of the Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

   A. SECURITY VALUATION

      Fixed income investments are valued on the basis of valuations furnished by a pricing service approved by the Trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.

   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Distributions received from collective investment funds are recorded on the ex-dividend date and retain the character of income as earned by the underlying fund. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.

      Collective investment funds, in which the Fund invests, may retain investment income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income of the underlying funds.

   C. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.

   D.  ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit.



                                    SAI-250

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                           LIMITED DURATION BOND FUND


                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002


   E. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Fund indirectly bears the expenses paid by the underlying funds, if any. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.

   F.  DISTRIBUTIONS TO PARTICIPANTS

      Net investment income and net realized gains are retained by the Fund.

   G. FUTURES CONTRACTS

      The Fund may use futures contracts to manage exposure to the market. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument held by a fund, or hedge the fair value of other fund investments.

      Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the fluctuation in the value of the underlying index or security, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.

      Futures contracts involve, to varying degrees, credit and market risks. The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.

   H. CREDIT DEFAULT SWAP CONTRACTS

      The Fund may invest in credit default swaps. Credit default swap contracts entered into by the Fund typically represent the exchange by the Fund with a counterparty of a commitment to provide a level of credit protection for a commitment to receive interest at a fixed rate based on the potential risk of default of the relevant underlying issuer. Providing credit protection to a counterparty tends to increase a Fund's exposure to the underlying instrument. Receiving credit protection from a counterparty tends to decrease a Fund's exposure to the underlying instrument held by a Fund, or hedge the fair value of other Fund investments. Such contracts may have a term of one to ten years, but typically require periodic interim settlement in cash. During the period that the credit default swap contract is open, the contract is marked-to-market in accordance with the terms of the contract based on the current interest rate spreads and credit risk of the referenced obligation of the underlying issuer and interest accrual through valuation date. Changes in the value of the credit default swap are recorded as unrealized gains or losses, while periodic cash settlements are recorded as realized gains or losses.



                                    SAI-251

--------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
                           LIMITED DURATION BOND FUND


                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002



      Entering into a credit default swap contract involves, to varying degrees, elements of credit, market and interest rate risk in excess of the amounts reported in the Statement of Assets and Liabilities. Notional principal amounts are used to express the extent of involvement in the transactions, and may be delivered under the contracts in the event of default of the underlying issuer. In addition to credit exposure to the underlying issuer implicit in the contract, credit risk is applicable to any amounts receivable from the counterparty. To reduce credit risk from potential counterparty default, the Fund enters into credit default swap contracts with counterparties whose creditworthiness has been approved by the Trustee. The Fund bears the interest rate risk arising from any change in the interest rate or credit rating of the underlying issuer.

   I.  TOTAL RETURN AND INTEREST RATE SWAP CONTRACTS

      The Fund may invest in swap contracts. A swap is an agreement to exchange the return generated by one instrument for the return generated by another instrument. The Fund uses interest rate swap contracts to manage its exposure to interest rates, and total return swap contracts to gain exposure to different underlying instruments. Interest rate swap contracts typically represent the exchange between the Fund and a counterparty of respective commitments to make variable rate and fixed rate payments with respect to a notional amount of principal. Total return swap contracts typically represent the exchange by the Fund with a counterparty of a commitment to pay interest at a variable rate for a cash flow based on the change in market price and/or total return (change in market price plus related income, if any) of the relevant index or security. Swap contracts may have a term of one to ten years, but typically require periodic interim settlement in cash, at which time the specified value of the index or security and/or variable interest rate are reset for the next settlement period. During the period that the swap contract is open, the contract is marked-to-market as the net amount due to or from the Fund in accordance with the terms of the contract based on the closing level of the relevant index or security and/or interest accrual through valuation date. Changes in the value of swap contracts are recorded as unrealized gains or losses. Periodic cash settlements on total return swaps are recorded as realized gains or losses, and on interest rate swaps as adjustments to interest income.

      Entering into a swap contract involves, to varying degrees, elements of credit, market and interest rate risk in excess of the amounts reported in the Statement of Assets and Liabilities. Notional principal amounts are used to express the extent of involvement in the transactions, but are not delivered under the contracts. The Fund may receive upfront payments on swap contracts which are included within the value of the contract as reported in the Schedule of Investments. Accordingly, credit risk is limited to any amounts receivable from the counterparty. To reduce credit risk from potential counterparty default, the Fund enters into swap contracts with counterparties whose creditworthiness has been approved by the Trustee. The Fund bears the market risk arising from any change in index or security values or interest rates.

   J.  OPTION CONTRACTS

      The Fund may purchase or write option contracts to manage exposure to the securities markets and to fluctuations in interest rates. Writing puts and buying calls tend to increase the Fund's exposure to the underlying instrument. Buying puts and writing calls tend to decrease the Fund's exposure to the underlying instrument held by the Fund, or hedge the fair value of other Fund investments.

      Exchange-traded options are valued using the last sale price or, in the absence of a sale, the last offering price. Options traded over-the-counter are valued using dealer-supplied valuations. Gain or loss is recognized when the option contract is exercised, expires or is closed.



                                    SAI-252

--------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
                           LIMITED DURATION BOND FUND


                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002



      When the Fund writes an option, the premium received is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expire unexercised are treated by the Fund on the expiration date as realized gains from written options. The difference between the premium and the amount paid for a closing purchase, including brokerage commissions, is also recorded as a realized gain/loss. If a written call option is exercised, the premium originally received is recorded as an addition to sales proceeds. If a written put option is exercised, the premium originally received is recorded as an addition to cost of investments.

      Options involve, to varying degrees, credit and market risks. Loss in value may arise from changes in the value of the underlying instruments. In writing a put option, the Fund assumes the risk of incurring a loss if the market price decreases and the option is exercised. Writing a call option will increase the risk of loss to the Fund, if the market price increases and the option is exercised. In addition, there is the risk that the Fund may not be able to enter into a closing transaction because of an illiquid secondary market for the contracts or if the counterparties do not perform in accordance with the contracts' terms.

3. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2002 were $1,470,152,136 and $807,939,883, respectively.



                                    SAI-253

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Intermediate Corporate Index Securities Lending Fund and State Street Bank and Trust Company
Intermediate Corporate Index Fund


In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Intermediate Corporate Index Securities Lending Fund and State Street Bank and Trust Company Intermediate Corporate Index Fund at December 31, 2002, and the results of their operations, the changes in their net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodian, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 21, 2003


                                    SAI-254

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Statement of Assets and Liabilities
December 31, 2002




----------------------------------------------------------------------------------------------------------
ASSETS
Investments in securities, at value , (including securities on loan of $385,815,352)
 (cost $4,952,942,076) .................................................................    $5,247,002,835
Investments held as collateral for securities loaned ...................................       394,688,426
Receivable for investments sold ........................................................        73,269,550
Interest receivable ....................................................................        62,079,339
----------------------------------------------------------------------------------------------------------
   Total assets ........................................................................     5,777,040,150
----------------------------------------------------------------------------------------------------------
LIABILITIES
Due to custodian .......................................................................         7,101,456
Payable for collateral on securities loaned ............................................       394,688,426
Payable for investments purchased ......................................................        26,274,348
Accrued expenses .......................................................................            79,648
----------------------------------------------------------------------------------------------------------
   Total liabilities ...................................................................       428,143,878
----------------------------------------------------------------------------------------------------------
NET ASSETS .............................................................................    $5,348,896,272
==========================================================================================================
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
 (288,739,757 units outstanding, at $16.09 per unit net asset value) ...................    $4,645,354,033
INTERMEDIATE CORPORATE INDEX FUND
 (43,729,846 units outstanding, at $16.09 per unit net asset value) ....................       703,542,239
----------------------------------------------------------------------------------------------------------
                                                                                            $5,348,896,272
==========================================================================================================



   The accompanying notes are an integral part of these financial statements.

                                    SAI-255

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND

Combined Statement of Operations
Year Ended December 31, 2002



----------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
 Interest ................................................................................    $202,020,077
 Securities lending fee income (net of related expenses), allocated to the Lending Fund ..       1,106,319
----------------------------------------------------------------------------------------------------------
   Total investment income ...............................................................     203,126,396
----------------------------------------------------------------------------------------------------------
EXPENSES
 Custody .................................................................................         679,235
 Audit ...................................................................................          44,500
 Other ...................................................................................          50,105
----------------------------------------------------------------------------------------------------------
   Total expenses ........................................................................         773,840
----------------------------------------------------------------------------------------------------------
   Net investment income (loss) ..........................................................     202,352,556
----------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ...........................................................................      22,562,741
----------------------------------------------------------------------------------------------------------
                                                                                                22,562,741
----------------------------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ...........................................................................     198,790,680
----------------------------------------------------------------------------------------------------------
                                                                                               198,790,680
----------------------------------------------------------------------------------------------------------
Net realized and unrealized gain (loss) ..................................................     221,353,421
----------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................    $423,705,977
==========================================================================================================



   The accompanying notes are an integral part of these financial statements.

                                    SAI-256

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND

Combined Statement of Changes in Net Assets





                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                                  2002              2001
----------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) .............................................................  $  202,352,556    $  225,766,153
Net realized gain (loss) .................................................................      22,562,741        (8,690,668)
Net change in unrealized appreciation (depreciation) .....................................     198,790,680        81,142,600
----------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in net assets resulting from operations .........................     423,705,977       298,218,085
----------------------------------------------------------------------------------------------------------------------------
Distributions of security lending fee income, allocated to the Lending Fund participants .      (1,106,319)       (1,002,703)
Net increase (decrease) in net assets resulting from participant transactions ............   1,062,361,161       722,650,639
----------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS ....................................................   1,484,960,819     1,019,866,021
NET ASSETS
 Beginning of year .......................................................................   3,863,935,453     2,844,069,432
----------------------------------------------------------------------------------------------------------------------------
 End of year .............................................................................  $5,348,896,272    $3,863,935,453
============================================================================================================================



   The accompanying notes are an integral part of these financial statements.

                                    SAI-257

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND

Combined Statement of Changes in Net Assets (Continued)





                                                                               YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------------------------------------
                                                                       2002                                2001
                                                       ------------------------------------ ----------------------------------
                                                             UNITS             AMOUNT             UNITS            AMOUNT
                                                       ---------------- ------------------- ---------------- -----------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
LENDING FUND
Units issued .........................................    121,108,967    $  1,858,913,303       85,366,737    $1,207,579,198
Units redeemed .......................................    (75,038,580)     (1,134,511,320)     (53,914,328)     (767,633,557)
----------------------------------------------------------------------------------------------------------------------------
 Total ...............................................     46,070,387    $    724,401,983       31,452,409    $  439,945,641
----------------------------------------------------------------------------------------------------------------------------
NON-LENDING FUND
Units issued .........................................     42,583,640    $    650,556,897       23,518,191    $  337,555,296
Units redeemed .......................................    (20,353,372)       (312,597,719)      (3,731,072)      (54,850,298)
----------------------------------------------------------------------------------------------------------------------------
 Total ...............................................     22,230,268    $    337,959,178       19,787,119    $  282,704,998
Net increase (decrease) ..............................     68,300,655    $  1,062,361,161       51,239,528    $  722,650,639
============================================================================================================================



LENDING FUND

Units in excess of 10% of the Lending Fund units outstanding at December 31, 2002 held by 2 of the Lending Fund's unitholders aggregated 90% of the Lending Fund's total units outstanding.


NON-LENDING FUND

Units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 2002 held by 4 of the Non-Lending Fund's unitholders aggregated 93% of the Non-Lending Fund's total units outstanding.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-258

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND


Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)






                                                                             YEAR ENDED DECEMBER 31,
                                                    --------------------------------------------------------------------------
                                                         2002           2001           2000           1999           1998
                                                    -------------- -------------- -------------- -------------- --------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ................   $    14.63     $    13.36     $    12.17     $    12.16     $    11.21
----------------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) ..................         0.72           0.95           0.90           0.82           0.79
Net realized and unrealized gain (loss) ...........         0.74           0.33           0.29          (0.81)          0.16
----------------------------------------------------------------------------------------------------------------------------
Total from investment operations ..................         1.46           1.28           1.19           0.01           0.95
Distributions of securities lending fee
 income (b) .......................................        (0.00)         (0.01)         (0.00)         (0.00)         (0.00)
----------------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ......................   $    16.09     $    14.63     $    13.36     $    12.17     $    12.16
============================================================================================================================
Total return (%) (c) ..............................        10.02           9.54           9.75           0.10           8.54
============================================================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (d) .........................         0.02           0.02           0.02           0.01           0.01
----------------------------------------------------------------------------------------------------------------------------
Ratio of net investment income (loss) (%) .........         4.74           6.68           7.10           6.90           6.78
----------------------------------------------------------------------------------------------------------------------------
Portfolio turnover ................................        91.82         127.62         148.23          72.22          49.78
----------------------------------------------------------------------------------------------------------------------------
Net assets, end of year (000's) ...................   $4,645,354     $3,549,466     $2,821,196     $1,637,005     $1,142,018
============================================================================================================================



(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.


(b) Zero amounts represent that which are less than $0.005 or 0.005% or $(0.005) or (0.005%) if negative.

(c) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions, if any. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(d) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-259

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX FUND


Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)





                                                            YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------
                                                        2002          2001        2000 (a)
-------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............    $  14.63      $  13.36       $ 12.94
-------------------------------------------------------------------------------------------
Net investment income (loss) (b) ................        0.72          0.94          0.15
Net realized and unrealized gain (loss) .........        0.74          0.33          0.27
-------------------------------------------------------------------------------------------
Total from investment operations ................        1.46          1.27          0.42
-------------------------------------------------------------------------------------------
Net asset value, end of year ....................    $  16.09      $  14.63       $ 13.36
===========================================================================================
Total return (%) (c) ............................        9.99          9.51          3.27
===========================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (d) .......................        0.02          0.02          0.02
-------------------------------------------------------------------------------------------
Ratio of net investment income (%) ..............        4.71          6.65          6.93
-------------------------------------------------------------------------------------------
Portfolio turnover (%) ..........................       91.82        127.62        148.23
-------------------------------------------------------------------------------------------
Net assets, end of year (000's) .................    $703,542      $314,469       $22,873
===========================================================================================



(a)        The Non-Lending Fund commenced operations on October 31, 2000.


(b) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(c) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(d) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-260

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



--------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                VALUE
--------------------------------------------------------------------------------------------------------------------
                      DEBT INSTRUMENTS -- 74.7%
                      CANADA -- 0.3%
USD       2,110,000   Bp Canada Finance Co .........................       3.38%    10/31/2007      $    2,138,341
          3,000,000   Canadian Government Bond .....................       6.75%    08/28/2006           3,430,272
          2,800,000   Hydro Quebec .................................       6.30%    05/11/2011           3,196,982
          1,630,000   New Brunswick Province of ....................       3.50%    10/23/2007           1,655,793
          1,100,000   Ontario Electricity Financial Corp ...........       6.10%    01/30/2008           1,243,371
          1,385,000   Province of British Columbia/Canada ..........       5.38%    10/29/2008           1,527,494
          2,780,000   Province of Ontario ..........................       5.13%    07/17/2012           2,974,746
            750,000   Province of Quebec ...........................       7.00%    01/30/2007             863,073
                                                                                                    --------------
                                                                                                        17,030,072
                                                                                                    --------------
                      UNITED STATES -- 74.4%
          1,500,000   360 Communications Co ........................       7.50%    03/01/2006           1,641,765
          2,100,000   Abbott Laboratories ..........................       6.40%    12/01/2006           2,367,534
          6,470,000   Abbott Laboratories ..........................       5.63%    07/01/2006           7,045,517
          1,100,000   ABN Amro Bank NV/Chicago .....................       7.55%    06/28/2006           1,255,629
          3,200,000   ABN Amro Bank NV/Chicago .....................       7.13%    06/18/2007           3,649,612
          1,000,000   ABN Amro Bank NV/New York ....................       8.25%    08/01/2009           1,081,513
          1,000,000   Ace INA Holdings Inc .........................       8.30%    08/15/2006           1,151,084
          2,620,000   ACE Ltd ......................................       6.00%    04/01/2007           2,798,222
          1,500,000   Aegon NV .....................................       8.00%    08/15/2006           1,687,202
          1,522,000   Aetna Inc ....................................       7.38%    03/01/2006           1,664,039
          1,325,000   Aetna Inc ....................................       7.88%    03/01/2011           1,503,969
          2,100,000   Ahold Finance USA Inc ........................       6.25%    05/01/2009           2,102,466
          3,150,000   Ahold Finance USA Inc ........................       8.25%    07/15/2010           3,489,102
          1,600,000   Alabama Power Co .............................       7.13%    10/01/2007           1,849,226
          1,040,000   Alberta Energy Co Ltd ........................       7.65%    09/15/2010           1,227,081
          2,315,000   Albertson's Inc ..............................       7.50%    02/15/2011           2,668,015
          3,000,000   Albertson's Inc ..............................       8.35%    05/01/2010           3,584,869
          2,000,000   Alcan Inc ....................................       6.45%    03/15/2011           2,246,678
            545,000   Alcan Inc ....................................       4.88%    09/15/2012             554,654
          6,375,000   Alcoa Inc ....................................       7.38%    08/01/2010           7,494,100
          2,235,000   Alcoa Inc ....................................       6.50%    06/01/2011           2,532,615
          3,350,000   Alcoa Inc ....................................       6.00%    01/15/2012           3,687,016
          2,450,000   Alcoa Inc ....................................       4.25%    08/15/2007           2,550,832
          3,290,000   Alcoa Inc ....................................       5.88%    06/01/2006           3,580,125
          1,000,000   Allegheny Technologies Inc ...................       8.38%    12/15/2011           1,164,531
          1,000,000   Allegiance Corp ..............................       7.30%    10/15/2006           1,143,436
          2,000,000   Alliance Capital Management LP ...............       5.63%    08/15/2006           2,143,727
          2,600,000   Alliant Energy Resources Inc .................       7.38%    11/09/2009           2,346,899
          2,955,000   Allstate Corp/The ............................       7.20%    12/01/2009           3,395,119



The accompanying notes are an integral part of these financial statements.



                                     SAI-261

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




--------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                         VALUE
--------------------------------------------------------------------------------------------------------------
USD       800,000   Allstate Corp/The .......................       5.38%    12/01/2006      $      866,181
          850,000   Allstate Corp/The .......................       6.13%    02/15/2012             933,989
        2,565,000   Alltel Corp .............................       7.00%    07/01/2012           2,943,932
        2,250,000   Amerada Hess Corp .......................       7.38%    10/01/2009           2,542,376
        3,500,000   Amerada Hess Corp .......................       5.90%    08/15/2006           3,783,997
        1,965,000   Amerada Hess Corp .......................       6.65%    08/15/2011           2,150,069
        1,000,000   AmerenEnergy Generating Co ..............       8.35%    11/01/2010           1,150,082
        4,730,000   American Airlines Inc ...................       7.86%    10/01/2011           4,493,500
          350,000   American Airlines Inc ...................       7.02%    10/15/2009             325,500
        1,100,000   American Airlines Inc ...................       6.82%    05/23/2011             913,000
        3,625,000   American Electric Power Co Inc ..........       6.13%    05/15/2006           3,534,375
        1,840,000   American Express Co .....................       5.50%    09/12/2006           1,994,775
        3,500,000   American Express Co .....................       3.75%    11/20/2007           3,549,531
        1,000,000   American Financial Group Inc ............       7.13%    12/15/2007           1,108,048
        1,020,000   American Financial Group Inc ............       7.13%    04/15/2009             985,840
        2,330,000   American General Corp ...................       7.50%    08/11/2010           2,763,694
          100,000   American General Finance Corp ...........       5.91%    06/12/2006             108,118
        4,280,000   American General Finance Corp ...........       5.88%    07/14/2006           4,638,401
        2,025,000   American General Finance Corp ...........       5.75%    03/15/2007           2,182,540
           75,000   American General Finance Corp ...........       5.38%    09/01/2009              78,520
        4,030,000   American General Finance Corp ...........       5.38%    10/01/2012           4,106,142
        3,300,000   American General Finance Corp ...........       4.50%    11/15/2007           3,404,419
        2,340,000   Ameritech Capital Funding ...............       6.15%    01/15/2008           2,606,837
        1,500,000   Amvescap Plc ............................       5.90%    01/15/2007           1,617,919
        5,220,000   Anadarko Finance Co .....................       6.75%    05/01/2011           5,898,454
        1,685,000   Anadarko Petroleum Corp .................       5.38%    03/01/2007           1,800,870
          900,000   Anadarko Petroleum Corp .................       6.13%    03/15/2012             982,552
          500,000   Anadarko Petroleum Corp .................       5.00%    10/01/2012             504,749
        1,400,000   Anderson Exploration Ltd ................       6.75%    03/15/2011           1,535,939
        2,535,000   Anheuser-Busch Cos Inc ..................       9.00%    12/01/2009           3,284,308
          900,000   Anheuser-Busch Cos Inc ..................       6.00%    04/15/2011           1,000,680
        1,000,000   Anheuser-Busch Cos Inc ..................       7.50%    03/15/2012           1,229,481
        1,125,000   Anheuser-Busch Cos Inc ..................       5.75%    04/01/2010           1,228,879
        3,591,000   Anheuser-Busch Cos Inc ..................       7.10%    06/15/2007           3,891,399
        4,465,000   Anthem Inc ..............................       6.80%    08/01/2012           4,883,838
           15,000   Anthem Insurance Cos Inc ................       9.13%    04/01/2010              17,261
        3,100,000   AOL Time Warner Inc .....................       6.13%    04/15/2006           3,201,218
        3,840,000   AOL Time Warner Inc .....................       6.75%    04/15/2011           4,001,256
        3,205,000   AOL Time Warner Inc .....................       6.15%    05/01/2007           3,330,020
        5,180,000   AOL Time Warner Inc .....................       6.88%    05/01/2012           5,463,712
        1,000,000   AON Corp ................................       6.45%    01/15/2007           1,009,352


The accompanying notes are an integral part of these financial statements.


                                     SAI-262

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002


--------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                       VALUE
--------------------------------------------------------------------------------------------------------------------------
USD       2,460,000    Apache Corp ........................................       6.25%    04/15/2012      $    2,760,814
          1,500,000    Apogent Technologies Inc ...........................       8.00%    04/01/2011           1,716,370
             45,000    Applied Materials Inc ..............................       6.75%    10/15/2007              50,233
          2,800,000    Aramark Services Inc ...............................       7.00%    07/15/2006           2,981,154
            825,000    Aramark Services Inc ...............................       7.00%    05/01/2007             887,423
             31,000    Aramark Services Inc ...............................       6.38%    02/15/2008              32,627
          1,450,000    Archer-Daniels-Midland Co ..........................       8.88%    04/15/2011           1,864,328
          1,150,000    Archer-Daniels-Midland Co ..........................       8.13%    06/01/2012           1,444,341
             50,000    Archstone-Smith Operating Trust ....................       6.50%    02/15/2012              53,452
          1,900,000    Archstone-Smith Operating Trust ....................       5.00%    08/15/2007           1,944,540
          1,000,000    Arizona Public Service .............................       6.38%    10/15/2011           1,054,872
          1,800,000    Arizona Public Service .............................       6.50%    03/01/2012           1,918,035
            100,000    Arrow Electronics Inc ..............................       7.00%    01/15/2007              99,538
          1,000,000    Ashland Inc ........................................       6.86%    05/01/2009             952,364
          1,250,000    Ashland Inc ........................................       8.80%    11/15/2012           1,323,714
          3,000,000    Asian Development Bank .............................       4.50%    09/04/2012           3,071,940
          6,100,000    Asian Development Bank .............................       4.88%    02/05/2007           6,593,083
          4,000,000    Asian Development Bank .............................       6.75%    06/11/2007           4,631,911
          2,275,000    Associates Corp Of N. America ......................       8.55%    07/15/2009           2,806,417
          6,135,000    Associates Corp Of N. America ......................       6.25%    11/01/2008           6,818,784
          8,395,000    AT&T Corp ..........................................       6.50%    11/15/2006           8,971,433
          9,680,000    AT&T Corp ..........................................       7.80%    11/15/2011          10,602,538
            774,000    AT&T Corp ..........................................       6.00%    03/15/2009             771,716
          2,170,000    AT&T Wireless Services Inc .........................       7.50%    05/01/2007           2,213,400
          3,500,000    AT&T Wireless Services Inc .........................       7.35%    03/01/2006           3,570,000
          9,885,000    AT&T Wireless Services Inc .........................       7.88%    03/01/2011           9,835,575
          7,435,000    AT&T Wireless Services Inc .........................       8.13%    05/01/2012           7,397,825
          1,300,000    Atlantic Richfield Co ..............................       5.90%    04/15/2009           1,456,721
            500,000    Australia & New Zealand Banking Group Ltd ..........       7.55%    09/15/2006             571,967
          1,040,000    Autozone Inc .......................................       5.88%    10/15/2012           1,075,081
          1,400,000    AvalonBay Communities Inc ..........................       8.25%    07/15/2008           1,632,731
             25,000    AvalonBay Communities Inc ..........................       7.50%    12/15/2010              27,752
          1,150,000    AvalonBay Communities Inc ..........................       6.63%    09/15/2011           1,216,001
          1,100,000    AvalonBay Communities Inc ..........................       6.13%    11/01/2012           1,125,983
            115,000    Avis Group Holdings Inc ............................      11.00%    05/01/2009             125,268
          1,200,000    Avnet Inc ..........................................       8.00%    11/15/2006             960,000
            260,000    Avon Products Inc ..................................       7.15%    11/15/2009             305,777
            775,000    AXA Financial Inc ..................................       6.50%    04/01/2008             841,186
          3,290,000    AXA Financial Inc ..................................       7.75%    08/01/2010           3,749,171
          1,500,000    Baden Wurt L-Finance ...............................       5.75%    02/25/2008           1,649,380
            500,000    Baker Hughes Inc ...................................       6.25%    01/15/2009             560,326



The accompanying notes are an integral part of these financial statements.


                                     SAI-263

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



---------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                           VALUE
---------------------------------------------------------------------------------------------------------------
USD       165,000   Baker Hughes Inc ..........................       6.00%    02/15/2009      $      181,809
        1,300,000   Banco Santander Chile SA ..................       7.00%    07/18/2007           1,378,413
        1,000,000   Banesto Finance Ltd .......................       7.50%    03/25/2007           1,127,407
        6,975,000   Bank of America Corp ......................       7.80%    02/15/2010           8,305,183
        2,760,000   Bank of America Corp ......................       7.13%    09/15/2006           3,151,683
        9,350,000   Bank of America Corp ......................       7.40%    01/15/2011          11,026,943
        5,355,000   Bank of America Corp ......................       4.75%    10/15/2006           5,689,180
        6,800,000   Bank of America Corp ......................       5.25%    02/01/2007           7,312,635
        6,825,000   Bank of America Corp ......................       6.25%    04/15/2012           7,621,313
        3,890,000   Bank of America Corp ......................       4.88%    09/15/2012           3,949,864
        3,940,000   Bank of America Corp ......................       3.88%    01/15/2008           3,996,034
        7,180,000   Bank of America Corp ......................       5.88%    02/15/2009           7,904,086
        2,000,000   Bank of America Corp ......................       6.60%    05/15/2010           2,224,420
          100,000   Bank of America Corp ......................       6.50%    03/15/2006             111,022
        1,500,000   Bank of America Corp ......................       7.50%    09/15/2006           1,731,298
        2,800,000   Bank of America Corp ......................       6.38%    02/15/2008           3,154,309
          100,000   Bank of New York Co Inc/The ...............       7.30%    12/01/2009             117,863
        1,250,000   Bank of New York Co Inc/The ...............       6.38%    04/01/2012           1,396,027
        1,000,000   Bank of New York Co Inc/The ...............       3.75%    02/15/2008           1,010,131
        1,215,000   Bank of New York Co Inc/The ...............       3.90%    09/01/2007           1,236,636
        1,815,000   Bank of New York/New York .................       5.20%    07/01/2007           1,943,820
        6,530,000   Bank of Tokyo-Mitsubishi Ltd/The ..........       8.40%    04/15/2010           7,729,005
          100,000   Bank One Corp .............................       6.88%    08/01/2006             113,090
        5,265,000   Bank One Corp .............................       7.88%    08/01/2010           6,311,358
        4,497,000   Bank One Corp .............................       6.00%    08/01/2008           5,015,211
        3,000,000   Bank One Corp .............................       5.90%    11/15/2011           3,243,790
        1,200,000   Bank One Corp .............................       4.13%    09/01/2007           1,237,083
          100,000   Bank One Corp .............................      10.00%    08/15/2010             131,916
        2,500,000   Bank One Corp .............................       7.60%    05/01/2007           2,916,046
       11,210,000   Bank One Corp .............................       6.50%    02/01/2006          12,390,956
        3,945,000   Bank One NA Illinois ......................       5.50%    03/26/2007           4,301,221
        1,500,000   Bank One Texas NA .........................       6.25%    02/15/2008           1,692,325
           65,000   Bank United Corp ..........................       8.88%    05/01/2007              77,537
        5,000,000   BankAmerica Corp/Old ......................       6.20%    02/15/2006           5,489,849
          100,000   BankAmerica Corp/Old ......................       7.13%    05/01/2006             113,176
          100,000   BankAmerica Corp/Old ......................       7.13%    10/15/2011             115,917
          100,000   BankAmerica Corp/Old ......................       6.63%    08/01/2007             113,657
           25,000   BankBoston NA .............................       6.38%    04/15/2008              27,558
           75,000   BankBoston NA .............................       6.38%    03/25/2008              82,982
        1,000,000   BankBoston NA .............................       6.50%    12/19/2007           1,112,427
        1,490,000   BankBoston NA .............................       7.38%    09/15/2006           1,689,233



The accompanying notes are an integral part of these financial statements.


                                     SAI-264

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002


----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                  VALUE
----------------------------------------------------------------------------------------------------------------------
USD       2,000,000   Bankers Trust Corp .............................       6.70%    10/01/2007      $    2,178,774
          2,735,000   Banque Centrale de Tunisie .....................       7.38%    04/25/2012           2,858,075
          2,780,000   Banque Nationale de Paris/New York .............       7.20%    01/15/2007           3,171,840
            790,000   Banque Paribas .................................       8.35%    06/15/2007             945,618
          1,100,000   Barclays Bank PLC ..............................       7.40%    12/15/2009           1,312,198
          1,220,000   Barrick Gold Finance Inc .......................       7.50%    05/01/2007           1,397,003
          1,600,000   Baxter International Inc .......................       5.25%    05/01/2007           1,679,908
          1,200,000   Bayerische Landesbank Girozentrale/NY ..........       6.63%    06/25/2007           1,372,414
            200,000   Bayerische Landesbank Girozentrale/NY ..........       5.88%    12/01/2008             224,246
          3,910,000   BB&T Corp ......................................       6.50%    08/01/2011           4,418,363
          1,890,000   BB&T Corp ......................................       4.75%    10/01/2012           1,900,816
          3,100,000   Bear Stearns Cos Inc/The .......................       6.50%    05/01/2006           3,395,721
          2,000,000   Bear Stearns Cos Inc/The .......................       5.70%    01/15/2007           2,161,823
          2,000,000   Bear Stearns Cos Inc/The .......................       7.00%    03/01/2007           2,262,899
          1,200,000   Bear Stearns Cos Inc/The .......................       6.75%    12/15/2007           1,361,320
          1,200,000   Bear Stearns Cos Inc/The .......................       7.63%    12/07/2009           1,395,935
          4,425,000   Bear Stearns Cos Inc/The .......................       7.80%    08/15/2007           5,178,506
            900,000   Beckman Coulter Inc ............................       6.88%    11/15/2011             971,124
            900,000   Beckman Coulter Inc ............................       7.45%    03/04/2008           1,017,140
            100,000   Becton Dickinson & Co ..........................       7.15%    10/01/2009             113,368
            500,000   Bell Canada ....................................       9.50%    10/15/2010             599,771
          3,743,000   Bellsouth Capital Funding ......................       7.75%    02/15/2010           4,395,941
          7,725,000   BellSouth Corp .................................       5.00%    10/15/2006           8,353,495
          3,280,000   BellSouth Corp .................................       6.00%    10/15/2011           3,587,496
            375,000   Bellsouth Telecommunications ...................       5.88%    01/15/2009             409,608
          1,350,000   Belo Corp ......................................       8.00%    11/01/2008           1,521,185
          1,000,000   Belo Corp ......................................       7.13%    06/01/2007           1,086,015
            925,000   Bemis Co .......................................       6.50%    08/15/2008           1,038,070
          1,400,000   BHP Finance USA Ltd ............................       8.50%    12/01/2012           1,806,308
          1,410,000   Black & Decker Corp ............................       7.13%    06/01/2011           1,616,301
          2,000,000   Block Financial Corp ...........................       8.50%    04/15/2007           2,291,705
          1,690,000   Boeing Capital Corp ............................       6.35%    11/15/2007           1,838,302
          2,770,000   Boeing Capital Corp ............................       7.38%    09/27/2010           3,079,575
            330,000   Boeing Capital Corp ............................       6.10%    03/01/2011             341,207
          4,250,000   Boeing Capital Corp ............................       5.65%    05/15/2006           4,457,699
          1,130,000   Boeing Capital Corp ............................       5.75%    02/15/2007           1,189,822
          4,545,000   Boeing Capital Corp ............................       6.50%    02/15/2012           4,818,658
            645,000   Boeing Co/The ..................................       8.10%    11/15/2006             734,425
          6,490,000   Bottling Group Llc .............................       4.63%    11/15/2012           6,489,562
          1,000,000   Bp Canada Finance Co ...........................       3.63%    01/15/2009           1,017,498
            900,000   Brascan Corp ...................................       8.13%    12/15/2008           1,031,725



The accompanying notes are an integral part of these financial statements.


                                     SAI-265

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




--------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                VALUE
--------------------------------------------------------------------------------------------------------------------
USD       1,275,000   Brascan Corp .................................       7.13%    06/15/2012      $    1,365,420
            650,000   BRE Properties ...............................       7.45%    01/15/2011             722,732
          8,010,000   Bristol-Myers Squibb Co ......................       4.75%    10/01/2006           8,421,253
          8,760,000   Bristol-Myers Squibb Co ......................       5.75%    10/01/2011           9,204,285
         10,570,000   British Telecommunications PLC ...............       8.38%    12/15/2010          12,676,036
          1,645,000   Burlington Northern RR Co ....................       9.25%    10/01/2006           1,958,963
          1,100,000   Burlington Northern Santa Fe Corp ............       6.13%    03/15/2009           1,214,841
          1,850,000   Burlington Northern Santa Fe Corp ............       7.13%    12/15/2010           2,141,511
          1,465,000   Burlington Northern Santa Fe Corp ............       6.75%    07/15/2011           1,668,097
            100,000   Burlington Northern Santa Fe Corp ............       5.90%    07/01/2012             108,510
          1,600,000   Burlington Resources Finance Co ..............       6.68%    02/15/2011           1,785,973
          1,485,000   Burlington Resources Finance Co ..............       5.70%    03/01/2007           1,596,708
          2,450,000   Burlington Resources Finance Co ..............       5.60%    12/01/2006           2,655,914
          1,250,000   Burlington Resources Finance Co ..............       6.50%    12/01/2011           1,390,611
            775,000   Camden Property Trust ........................       5.88%    11/30/2012             786,548
          2,675,000   Campbell Soup Co .............................       5.00%    12/03/2012           2,730,454
          1,700,000   Campbell Soup Co .............................       6.90%    10/15/2006           1,932,789
          1,500,000   Campbell Soup Co .............................       6.75%    02/15/2011           1,711,485
          1,000,000   Campbell Soup Co .............................       5.88%    10/01/2008           1,104,463
          1,000,000   Campbell Soup Co .............................       5.50%    03/15/2007           1,082,314
          8,100,000   Canadian Government Bond .....................       5.25%    11/05/2008           8,977,335
          1,300,000   Canadian National Railway Co .................       6.38%    10/15/2011           1,457,653
            550,000   Canadian National Railway Co .................       6.45%    07/15/2006             610,037
          2,665,000   Canadian Natural Resources Ltd ...............       5.45%    10/01/2012           2,751,120
            200,000   Capital One Bank .............................       6.70%    05/15/2008             186,000
          3,300,000   Capital One Bank .............................       6.88%    02/01/2006           3,184,500
          1,200,000   Capital One Financial Corp ...................       8.75%    02/01/2007           1,098,912
          1,895,000   Cardinal Health Inc ..........................       6.75%    02/15/2011           2,169,071
            135,000   Cargill Inc ..................................       6.38%    06/01/2012             151,052
          4,800,000   Carolina Power & Light Co ....................       6.65%    04/01/2008           5,337,512
            100,000   Carolina Power & Light Co ....................       6.80%    08/15/2007             111,783
          1,250,000   Carolina Power & Light Co ....................       5.95%    03/01/2009           1,315,254
            685,000   Carolina Power & Light Co ....................       6.50%    07/15/2012             752,627
          1,575,000   CarrAmerica Realty Corp ......................       7.13%    01/15/2012           1,685,258
          3,275,000   Caterpillar Financial Services Corp ..........       5.95%    05/01/2006           3,574,324
          1,025,000   Caterpillar Financial Services Corp ..........       4.88%    06/15/2007           1,086,469
          1,717,000   Caterpillar Inc ..............................       7.25%    09/15/2009           2,006,456
          1,000,000   Caterpillar Inc ..............................       6.55%    05/01/2011           1,139,192
            100,000   Caterpillar Inc ..............................       9.00%    04/15/2006             118,153
            100,000   Caterpillar Tractor ..........................       6.00%    05/01/2007             102,351
          2,300,000   Celulosa Arauco y Constitucion SA ............       8.63%    08/15/2010           2,638,203


The accompanying notes are an integral part of these financial statements.


                                     SAI-266

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




-----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                   VALUE
-----------------------------------------------------------------------------------------------------------------------
USD       2,385,000   Cendant Corp ....................................       6.88%    08/15/2006      $    2,454,356
            900,000   Centex Corp .....................................       7.50%    01/15/2012             998,058
          2,635,000   Centex Corp .....................................       7.88%    02/01/2011           2,970,040
          2,350,000   CenturyTel Inc ..................................       8.38%    10/15/2010           2,768,947
          1,535,000   CenturyTel Inc ..................................       7.88%    08/15/2012           1,801,291
          2,000,000   CEZ Finance BV ..................................       7.13%    07/15/2007           1,999,893
          1,150,000   Charter One Bank Fsb ............................       6.38%    05/15/2012           1,269,333
            500,000   Chase Manhattan Corp/Pre Chemical Bank ..........       6.50%    01/15/2009             544,079
          3,425,000   Chevron Phillips Chemical Co LLC ................       7.00%    03/15/2011           3,782,786
          1,595,000   Chevron Phillips Chemical Co LLC ................       5.38%    06/15/2007           1,680,406
          7,365,000   ChevronTexaco Capital Co ........................       3.50%    09/17/2007           7,501,910
          1,240,000   Chile Government International Bond .............       6.88%    04/28/2009           1,382,365
          1,655,000   Chile Government International Bond .............       7.13%    01/11/2012           1,859,957
          2,450,000   Chile Government International Bond .............       5.63%    07/23/2007           2,595,234
          2,000,000   China Development Bank ..........................       8.25%    05/15/2009           2,431,717
          1,000,000   China Development Bank ..........................       7.38%    02/01/2007           1,142,435
          4,600,000   China Government International Bond .............       7.30%    12/15/2008           5,434,038
          2,270,000   Chubb Corp ......................................       6.00%    11/15/2011           2,393,437
          2,560,000   Cia Brasileira de Bebidas .......................      10.50%    12/15/2011           2,278,400
          1,000,000   Cia de Telecomunicaciones de Chile SA ...........       7.63%    07/15/2006           1,046,805
          1,000,000   Cigna Corp ......................................       7.00%    01/15/2011           1,016,809
          1,000,000   Cigna Corp ......................................       7.40%    05/15/2007           1,061,616
          1,715,000   Cincinnati Gas & Electric .......................       5.70%    09/15/2012           1,750,062
          1,570,000   Cingular Wireless LLC ...........................       5.63%    12/15/2006           1,646,395
          2,370,000   Cingular Wireless LLC ...........................       6.50%    12/15/2011           2,514,218
            800,000   Cintas Corp No. 2 ...............................       5.13%    06/01/2007             851,660
            850,000   Cintas Corp No. 2 ...............................       6.00%    06/01/2012             926,830
          5,255,000   CIT Group Inc ...................................       7.38%    04/02/2007           5,741,483
          3,961,000   CIT Group Inc ...................................       7.75%    04/02/2012           4,439,638
          2,965,000   CIT Group Inc ...................................       5.75%    09/25/2007           3,072,310
          3,355,000   CIT Group Inc ...................................       5.50%    11/30/2007           3,434,143
          2,335,000   CIT Group Inc ...................................       6.88%    11/01/2009           2,508,796
          4,445,000   CIT Group Inc ...................................       6.50%    02/07/2006           4,667,272
            250,000   Citicorp ........................................       7.00%    07/01/2007             284,663
          2,305,000   Citicorp ........................................       6.38%    11/15/2008           2,571,988
          2,125,000   Citicorp ........................................       7.75%    06/15/2006           2,431,819
          1,500,000   Citicorp ........................................       7.25%    09/01/2008           1,734,016
            100,000   Citicorp ........................................       7.25%    10/15/2011             115,640
          2,000,000   CitiFinancial ...................................       6.75%    07/01/2007           2,261,151
            895,000   CitiFinancial ...................................       8.70%    06/15/2009           1,109,225
          6,000,000   Citigroup Inc ...................................       5.00%    03/06/2007           6,399,269


The accompanying notes are an integral part of these financial statements.


                                     SAI-267

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




-----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                  VALUE
-----------------------------------------------------------------------------------------------------------------------
USD       3,075,000   Citigroup Inc ..................................       6.20%    03/15/2009      $    3,434,263
         19,195,000   Citigroup Inc ..................................       7.25%    10/01/2010          22,105,841
          5,762,000   Citigroup Inc ..................................       6.50%    01/18/2011           6,456,181
          7,075,000   Citigroup Inc ..................................       5.75%    05/10/2006           7,696,051
          5,500,000   Citigroup Inc ..................................       5.50%    08/09/2006           5,977,338
          5,025,000   Citigroup Inc ..................................       6.00%    02/21/2012           5,515,171
          8,525,000   Citigroup Inc ..................................       5.63%    08/27/2012           8,958,354
          2,490,000   Citizens Communications Co .....................       8.50%    05/15/2006           2,730,917
          3,740,000   Citizens Communications Co .....................       9.25%    05/15/2011           4,375,734
          2,500,000   Citizens Communications Co .....................       7.63%    08/15/2008           2,737,024
          2,065,000   Clear Channel Communications Inc ...............       6.00%    11/01/2006           2,222,139
          2,760,000   Clear Channel Communications Inc ...............       7.65%    09/15/2010           3,132,904
          1,000,000   Coca-Cola Bottling Co Consolidated .............       6.38%    05/01/2009           1,089,316
          2,090,000   Coca-Cola Co/The ...............................       5.75%    03/15/2011           2,289,169
            100,000   Coca-Cola Enterprises Inc ......................       8.50%    02/01/2012             127,611
          2,856,000   Coca-Cola Enterprises Inc ......................       5.75%    11/01/2008           3,147,576
            230,000   Coca-Cola Enterprises Inc ......................       7.13%    09/30/2009             268,046
          2,390,000   Coca-Cola Enterprises Inc ......................       5.38%    08/15/2006           2,579,597
          1,560,000   Coca-Cola Enterprises Inc ......................       6.13%    08/15/2011           1,732,913
          1,700,000   Coca-Cola Enterprises Inc ......................       5.25%    05/15/2007           1,835,146
          2,560,000   Coca-Cola Enterprises Inc ......................       4.38%    09/15/2009           2,615,868
             30,000   Colgate-Palmolive Co ...........................       5.34%    03/27/2006              32,060
          1,200,000   Colgate-Palmolive Co ...........................       5.98%    04/25/2012           1,337,219
          1,415,000   Columbia Energy Group ..........................       7.32%    11/28/2010           1,474,641
          1,985,000   Comcast Cable Communications ...................       8.38%    05/01/2007           2,223,856
          5,372,000   Comcast Cable Communications ...................       6.20%    11/15/2008           5,549,387
          1,100,000   Comcast Cable Communications ...................       6.38%    01/30/2006           1,158,849
          4,921,000   Comcast Cable Communications ...................       6.75%    01/30/2011           5,114,339
          2,100,000   Comcast Cable Communications ...................       6.88%    06/15/2009           2,243,257
          1,000,000   Comerica Bank ..................................       7.25%    06/15/2007           1,130,003
          2,400,000   Commonwealth Edison Co .........................       6.15%    03/15/2012           2,662,125
          1,600,000   Computer Associates International Inc ..........       6.50%    04/15/2008           1,424,000
          1,000,000   Computer Sciences Corp .........................       6.25%    03/15/2009           1,054,800
            500,000   Computer Sciences Corp .........................       6.75%    06/15/2006             543,475
          2,150,000   Computer Sciences Corp .........................       7.38%    06/15/2011           2,454,698
          2,660,000   ConAgra Foods Inc ..............................       6.75%    09/15/2011           3,030,342
          3,255,000   ConAgra Foods Inc ..............................       7.88%    09/15/2010           3,910,406
          3,870,000   ConAgra Foods Inc ..............................       6.00%    09/15/2006           4,239,319
            147,000   Conectiv .......................................       6.73%    06/01/2006             152,989
          6,095,000   Conoco Funding Co ..............................       5.45%    10/15/2006           6,584,369
          6,300,000   Conoco Funding Co ..............................       6.35%    10/15/2011           7,043,139


The accompanying notes are an integral part of these financial statements.


                                     SAI-268

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




-----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                               VALUE
-----------------------------------------------------------------------------------------------------------------------
USD       2,910,000   Conoco Inc ..................................       6.35%    04/15/2009      $    3,278,016
          4,500,000   ConocoPhillips ..............................       4.75%    10/15/2012           4,515,312
          3,000,000   ConocoPhillips ..............................       3.63%    10/15/2007           3,029,165
          3,440,000   ConocoPhillips ..............................       8.75%    05/25/2010           4,305,675
          1,850,000   ConocoPhillips ..............................       6.38%    03/30/2009           2,085,123
            400,000   ConocoPhillips ..............................       9.38%    02/15/2011             517,932
          2,119,000   Consolidated Edison Co of New York ..........       6.45%    12/01/2007           2,395,731
            350,000   Consolidated Edison Co of New York ..........       6.25%    02/01/2008             391,973
            100,000   Consolidated Edison Co of New York ..........       8.13%    05/01/2010             121,547
          1,900,000   Consolidated Edison Co of New York ..........       7.50%    09/01/2010           2,249,030
            900,000   Consolidated Edison Co of New York ..........       5.63%    07/01/2012             961,409
          2,945,000   Consolidated Natural Gas Co .................       6.85%    04/15/2011           3,326,674
          3,275,000   Consolidated Natural Gas Co .................       5.38%    11/01/2006           3,506,172
          2,500,000   Consolidated Natural Gas Co .................       6.25%    11/01/2011           2,734,711
          4,115,000   Constellation Energy Group Inc ..............       6.35%    04/01/2007           4,319,760
          1,725,000   Constellation Energy Group Inc ..............       7.00%    04/01/2012           1,811,503
          1,480,000   Constellation Energy Group Inc ..............       6.13%    09/01/2009           1,510,247
          1,300,000   Consumers Energy Co .........................       6.25%    09/15/2006           1,261,000
          1,410,000   Continental Airlines Inc ....................       6.32%    11/01/2008           1,184,400
          1,000,000   Continental Airlines Inc ....................       7.49%    10/02/2010             850,000
          1,606,000   Continental Cablevision .....................       9.00%    09/01/2008           1,790,969
            375,000   Continental Cablevision .....................       8.30%    05/15/2006             401,147
          1,170,000   Cooper Industries Inc .......................       5.25%    07/01/2007           1,230,557
          1,025,000   Cooper Industries Inc .......................       5.50%    11/01/2009           1,069,349
          1,350,000   Cooper Tire & Rubber Co .....................       7.75%    12/15/2009           1,498,411
          4,180,000   Coors Brewing Co ............................       6.38%    05/15/2012           4,680,241
          1,500,000   Corp Andina de Fomento CAF ..................       7.38%    01/18/2011           1,593,197
          1,400,000   Corp Andina de Fomento CAF ..................       6.88%    03/15/2012           1,443,066
          2,400,000   Costco Wholesale Corp .......................       5.50%    03/15/2007           2,597,554
          5,770,000   Countrywide Home Loans Inc ..................       5.50%    08/01/2006           6,176,525
          3,195,000   Countrywide Home Loans Inc ..................       4.25%    12/19/2007           3,237,458
            140,000   Countrywide Home Loans Inc ..................       6.25%    04/15/2009             153,677
          4,635,000   Countrywide Home Loans Inc ..................       5.50%    02/01/2007           4,937,076
          4,330,000   Countrywide Home Loans Inc ..................       5.63%    05/15/2007           4,643,144
          4,065,000   Countrywide Home Loans Inc ..................       5.63%    07/15/2009           4,321,382
          6,600,000   COX Communications Inc ......................       7.75%    11/01/2010           7,477,862
          1,180,000   COX Communications Inc ......................       6.75%    03/15/2011           1,266,147
          3,665,000   COX Communications Inc ......................       7.13%    10/01/2012           4,066,848
            200,000   COX Communications Inc ......................       7.88%    08/15/2009             226,342
          1,900,000   COX Radio Inc ...............................       6.63%    02/15/2006           1,982,837
          6,925,000   Credit Suisse First Boston USA Inc ..........       5.88%    08/01/2006           7,346,535


The accompanying notes are an integral part of these financial statements.


                                     SAI-269

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                       VALUE
------------------------------------------------------------------------------------------------------------------------
USD       5,000,000   Credit Suisse First Boston USA Inc .................       4.63%    01/15/2008      $    5,078,887
          9,175,000   Credit Suisse First Boston USA Inc .................       6.13%    11/15/2011           9,556,145
          8,775,000   Credit Suisse First Boston USA Inc .................       6.50%    01/15/2012           9,376,925
          4,800,000   Credit Suisse First Boston USA Inc .................       5.75%    04/15/2007           5,082,653
          2,455,000   CRH America Inc ....................................       6.95%    03/15/2012           2,742,037
            225,000   CSX Corp ...........................................       9.00%    08/15/2006             265,697
          1,200,000   CSX Corp ...........................................       6.75%    03/15/2011           1,341,936
          1,750,000   CSX Corp ...........................................       7.45%    05/01/2007           2,006,454
          2,679,000   CSX Corp ...........................................       6.25%    10/15/2008           2,968,275
          1,475,000   CSX Corp ...........................................       6.30%    03/15/2012           1,617,784
          1,630,000   CVS Corp ...........................................       5.63%    03/15/2006           1,754,884
          1,250,000   CVS Corp ...........................................       3.88%    11/01/2007           1,266,063
          2,800,000   DaimlerChrysler NA Holding Corp ....................       7.25%    01/18/2006           3,084,378
          7,522,000   DaimlerChrysler NA Holding Corp ....................       6.40%    05/15/2006           8,132,082
          1,603,000   DaimlerChrysler NA Holding Corp ....................       7.38%    09/15/2006           1,805,461
          7,505,000   DaimlerChrysler NA Holding Corp ....................       7.20%    09/01/2009           8,263,080
          4,600,000   DaimlerChrysler NA Holding Corp ....................       8.00%    06/15/2010           5,302,976
          3,520,000   DaimlerChrysler NA Holding Corp ....................       7.30%    01/15/2012           3,946,390
          6,000,000   DaimlerChrysler NA Holding Corp ....................       7.75%    01/18/2011           6,795,061
            950,000   Dao Heng Bank Ltd ..................................       7.75%    01/24/2007           1,077,324
          1,210,000   Darden Restaurants Inc .............................       5.75%    03/15/2007           1,296,849
          3,320,000   Deere & Co .........................................       7.85%    05/15/2010           3,982,111
          1,100,000   Delphi Corp ........................................       6.50%    05/01/2009           1,136,947
          2,400,000   Delphi Corp ........................................       6.55%    06/15/2006           2,560,177
            804,663   Delta Air Lines Inc ................................       7.38%    05/18/2010             780,523
          2,620,000   Delta Air Lines Inc ................................       7.57%    05/18/2012           2,541,400
          1,618,103   Delta Air Lines Inc ................................       6.62%    03/18/2011           1,504,836
          2,015,000   Delta Air Lines Inc ................................       7.11%    09/18/2011           1,934,400
          1,975,000   Delta Air Lines Inc ................................       6.42%    07/02/2012           2,034,250
          1,205,000   Deluxe Corp ........................................       5.00%    12/15/2012           1,231,006
          1,320,000   Detroit Edison Co ..................................       6.13%    10/01/2010           1,447,601
          3,700,000   Deutsche Bank Financial Inc ........................       6.70%    12/13/2006           4,121,280
          1,460,000   Deutsche Bank Financial Inc ........................       7.50%    04/25/2009           1,683,185
          9,700,000   Deutsche Telekom International Finance BV ..........       8.50%    06/15/2010          11,155,738
          7,625,000   Devon Financing Corp ULC ...........................       6.88%    09/30/2011           8,526,777
          4,670,000   Diageo Capital Plc .................................       3.50%    11/19/2007           4,696,521
          2,200,000   Diageo Capital Plc .................................       7.25%    11/01/2009           2,569,903
            350,000   Dial Corp/The ......................................       7.00%    08/15/2006             380,210
          1,750,000   Dominion Resources Inc/VA ..........................       5.13%    12/15/2009           1,781,218
          2,350,000   Dominion Resources Inc/VA ..........................       5.70%    09/17/2012           2,424,885
          2,450,000   Dominion Resources Inc/VA ..........................       8.13%    06/15/2010           2,859,272


The accompanying notes are an integral part of these financial statements.


                                     SAI-270

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002


-----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                    VALUE
-----------------------------------------------------------------------------------------------------------------------
USD       700,000   Dominion Resources Inc/VA ..........................       6.25%    06/30/2012      $      745,082
        2,680,000   Domtar Inc .........................................       7.88%    10/15/2011           3,123,613
        2,500,000   Donaldson Lufkin & Jenrette Inc -- DLJ .............       6.50%    04/01/2008           2,720,783
          300,000   Donaldson Lufkin & Jenrette Inc -- DLJ .............       6.50%    06/01/2008             327,249
        2,000,000   Dover Corp .........................................       6.50%    02/15/2011           2,236,996
        1,420,000   Dow Capital BV .....................................       9.20%    06/01/2010           1,702,324
        2,400,000   Dow Chemical Co/The ................................       5.75%    12/15/2008           2,512,769
          100,000   Dow Chemical Co/The ................................       5.97%    01/15/2009             105,095
        2,965,000   Dow Chemical Co/The ................................       6.13%    02/01/2011           3,060,019
        2,370,000   Dow Chemical Co/The ................................       6.00%    10/01/2012           2,426,611
        2,000,000   Dow Chemical Co/The ................................       5.75%    11/15/2009           2,068,593
        3,600,000   Dow Chemical Co/The ................................       5.00%    11/15/2007           3,649,174
        1,525,000   DPL Inc ............................................       6.88%    09/01/2011           1,326,750
          110,000   DTE Energy Co ......................................       6.65%    04/15/2009             121,549
        3,625,000   DTE Energy Co ......................................       6.45%    06/01/2006           3,912,546
        1,900,000   DTE Energy Co ......................................       7.05%    06/01/2011           2,113,052
        2,125,000   Du Pont EI de Nemours & Co .........................       6.75%    09/01/2007           2,456,239
        4,080,000   Du Pont EI de Nemours & Co .........................       6.88%    10/15/2009           4,782,776
        1,200,000   Du Pont EI de Nemours & Co .........................       4.75%    11/15/2012           1,230,834
        1,100,000   Du Pont EI de Nemours & Co .........................       3.38%    11/15/2007           1,111,946
        2,400,000   Du Pont EI de Nemours & Co .........................       8.25%    09/15/2006           2,860,531
        2,800,000   Duke Capital Corp ..................................       7.50%    10/01/2009           2,795,831
          100,000   Duke Energy Corp ...................................       7.38%    03/01/2010             110,503
        2,050,000   Duke Energy Corp ...................................       6.25%    01/15/2012           2,139,723
        3,505,000   Duke Energy Corp ...................................       5.63%    11/30/2012           3,504,623
        1,550,000   Duke Energy Field Services Llc .....................       5.75%    11/15/2006           1,526,483
        1,850,000   Duke Energy Field Services Llc .....................       7.88%    08/16/2010           1,930,288
        1,400,000   Duke Energy Field Services Llc .....................       6.88%    02/01/2011           1,378,635
          500,000   Duquesne Light Co ..................................       6.70%    04/15/2012             571,478
          400,173   East Coast Power Llc ...............................       6.74%    03/31/2008             288,124
        1,535,000   Eastman Chemical Co ................................       7.00%    04/15/2012           1,727,289
        2,000,000   Eastman Kodak Co ...................................       6.38%    06/15/2006           2,176,590
          400,000   El Paso Electric Co ................................       9.40%    05/01/2011             396,000
        1,200,000   Electronic Data Systems Corp .......................       7.13%    10/15/2009           1,219,113
        1,850,000   Eli Lilly & Co .....................................       5.50%    07/15/2006           1,998,847
        1,600,000   Eli Lilly & Co .....................................       6.00%    03/15/2012           1,788,702
        1,315,000   Emerson Electric Co ................................       5.85%    03/15/2009           1,447,396
        2,000,000   Emerson Electric Co ................................       7.13%    08/15/2010           2,315,159
          900,000   Emerson Electric Co ................................       4.63%    10/15/2012             892,599
          100,000   Empresa Nacional de Electricidad SA/Chile ..........       7.75%    07/15/2008              98,971
          150,000   Empresa Nacional de Electricidad SA/Chile ..........       8.50%    04/01/2009             151,225


The accompanying notes are an integral part of these financial statements.


                                     SAI-271

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




-----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                  VALUE
-----------------------------------------------------------------------------------------------------------------------
USD       1,000,000   Endesa-Chile Overseas Co .......................       7.20%    04/01/2006      $      998,919
            500,000   Energen Corp ...................................       7.63%    12/15/2010             540,117
          1,000,000   Energy East Corp ...............................       8.05%    11/15/2010           1,159,317
          1,500,000   Energy East Corp ...............................       5.75%    11/15/2006           1,593,542
          1,130,000   Energy East Corp ...............................       6.75%    06/15/2012           1,230,832
          3,000,000   Enersis SA/Cayman Island .......................       6.90%    12/01/2006           2,661,523
          1,820,000   Enterprise Products Partners LP ................       7.50%    02/01/2011           1,989,640
          2,000,000   EOG Resources Inc ..............................       6.70%    11/15/2006           2,230,220
          4,500,000   EOP Operating LP ...............................       6.76%    06/15/2007           4,891,318
          1,400,000   EOP Operating LP ...............................       8.38%    03/15/2006           1,556,477
            100,000   EOP Operating LP ...............................       8.10%    08/01/2010             114,768
            800,000   EOP Operating LP ...............................       6.75%    02/15/2008             875,989
          3,440,000   EOP Operating LP ...............................       6.75%    02/15/2012           3,687,506
          2,505,000   EOP Operating LP ...............................       7.75%    11/15/2007           2,847,794
          4,945,000   EOP Operating LP ...............................       7.00%    07/15/2011           5,383,337
          1,155,000   Equifax Inc ....................................       4.95%    11/01/2007           1,170,651
            900,000   Equity Residential .............................       6.63%    03/15/2012             970,576
          1,500,000   ERP Operating LP ...............................       6.95%    03/02/2011           1,638,835
            900,000   Estee Lauder Cos Inc/The .......................       6.00%    01/15/2012             980,135
            185,000   European Bank for Recon & Development ..........       5.38%    06/15/2006             201,781
          3,600,000   European Investment Bank .......................       7.13%    09/18/2006           4,164,339
         17,250,000   European Investment Bank .......................       4.88%    09/06/2006          18,594,059
         13,170,000   European Investment Bank .......................       4.63%    03/01/2007          14,037,899
          1,000,000   Everest Re Group Ltd ...........................       8.75%    03/15/2010           1,146,531
          1,775,000   Exelon Corp ....................................       6.75%    05/01/2011           1,949,513
          2,655,000   Exelon Generation Co LLC .......................       6.95%    06/15/2011           2,879,721
          1,600,000   Export Development Canada ......................       4.00%    08/01/2007           1,660,198
          2,100,000   Export-Import Bank Of Korea ....................       6.38%    02/15/2006           2,295,718
          2,100,000   Export-Import Bank Of Korea ....................       7.10%    03/15/2007           2,377,111
          1,000,000   Falconbridge Ltd ...............................       7.35%    11/01/2006           1,061,908
            935,000   Falconbridge Ltd ...............................       7.35%    06/05/2012             968,636
          1,500,000   Fannie Mae .....................................       5.50%    02/15/2006           1,642,500
            600,000   Fannie Mae .....................................       5.25%    04/15/2007             656,934
         50,000,000   Fannie Mae .....................................       3.25%    11/15/2007          50,381,495
          2,400,000   Federated Department Stores ....................       6.30%    04/01/2009           2,625,982
          1,650,000   Federated Department Stores ....................       8.50%    06/01/2010           1,981,975
          2,195,000   Federated Department Stores ....................       6.63%    04/01/2011           2,403,182
          1,410,000   Federated Department Stores ....................       6.63%    09/01/2008           1,563,337
          1,915,000   FedEx Corp .....................................       6.88%    02/15/2006           2,099,595
            400,000   FedEx Corp .....................................       7.25%    02/15/2011             461,603
          1,055,000   FedEx Corp .....................................       9.65%    06/15/2012           1,404,457


The accompanying notes are an integral part of these financial statements.


                                     SAI-272

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




-----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                VALUE
-----------------------------------------------------------------------------------------------------------------------
USD       900,000   Fidelity National Financial Inc ................       7.30%    08/15/2011      $      998,541
        1,650,000   Financement-Quebec .............................       5.00%    10/25/2012           1,700,872
        5,400,000   Finland Government International Bond ..........       4.75%    03/06/2007           5,818,628
        2,685,000   Finland Government International Bond ..........       5.88%    02/27/2006           2,963,017
        1,990,000   First Bank National Assn .......................       5.70%    12/15/2008           2,186,218
        2,000,000   First Bank National Assn .......................       6.50%    02/01/2008           2,267,818
          500,000   First Chicago Corp .............................       6.38%    01/30/2009             557,790
        1,500,000   First Chicago NBD Corp .........................       7.00%    10/16/2006           1,710,879
          143,000   First Data Corp ................................       4.70%    11/01/2006             150,241
        2,150,000   First Data Corp ................................       5.63%    11/01/2011           2,280,266
          740,000   First Data Corp ................................       6.38%    12/15/2007             834,850
        1,000,000   First Security Corp ............................       6.88%    11/15/2006           1,136,141
          200,000   First Union National Bank/Nj ...................       7.13%    10/15/2006             228,369
        4,100,000   Firstar Bank NA ................................       7.13%    12/01/2009           4,853,808
        4,700,000   FirstEnergy Corp ...............................       6.45%    11/15/2011           4,676,008
        4,317,000   FirstEnergy Corp ...............................       5.50%    11/15/2006           4,341,732
        2,970,000   Fleet National Bank ............................       5.75%    01/15/2009           3,073,046
        4,725,000   FleetBoston Financial Corp .....................       4.88%    12/01/2006           4,946,221
          100,000   FleetBoston Financial Corp .....................       6.38%    05/15/2008             110,377
        1,000,000   FleetBoston Financial Corp .....................       4.20%    11/30/2007           1,014,043
        2,815,000   FleetBoston Financial Corp .....................       7.38%    12/01/2009           3,188,505
          825,000   FleetBoston Financial Corp .....................       6.50%    03/15/2008             917,174
          500,000   FleetBoston Financial Corp .....................       7.13%    04/15/2006             557,553
        1,500,000   Florida Power & Light Co .......................       6.00%    06/01/2008           1,668,186
          500,000   Florida Power Corp .............................       6.65%    07/15/2011             554,000
        1,000,000   Ford Capital BV ................................       9.50%    06/01/2010           1,058,261
        3,000,000   Ford Motor Co ..................................       7.25%    10/01/2008           2,981,207
        3,000,000   Ford Motor Credit Co ...........................       6.38%    11/05/2008           2,865,108
        2,000,000   Ford Motor Credit Co ...........................       6.13%    01/09/2006           1,963,935
        4,850,000   Ford Motor Credit Co ...........................       7.20%    06/15/2007           4,885,967
        9,465,000   Ford Motor Credit Co ...........................       5.80%    01/12/2009           8,706,146
       16,077,000   Ford Motor Credit Co ...........................       7.38%    10/28/2009          15,838,065
        6,780,000   Ford Motor Credit Co ...........................       7.88%    06/15/2010           6,798,383
       11,175,000   Ford Motor Credit Co ...........................       7.38%    02/01/2011          10,909,178
       13,125,000   Ford Motor Credit Co ...........................       6.50%    01/25/2007          12,971,558
       12,285,000   Ford Motor Credit Co ...........................       7.25%    10/25/2011          11,914,698
       28,085,000   Ford Motor Credit Co ...........................       6.88%    02/01/2006          28,144,900
        1,400,000   FPL Group Capital Inc ..........................       7.38%    06/01/2009           1,601,105
        2,505,000   FPL Group Capital Inc ..........................       7.63%    09/15/2006           2,807,843
        1,600,000   FPL Group Capital Inc ..........................       6.13%    05/15/2007           1,719,629
        9,350,000   France Telecom .................................       8.70%    03/01/2006          10,255,243


The accompanying notes are an integral part of these financial statements.


                                     SAI-273

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                              VALUE
-----------------------------------------------------------------------------------------------------------------------
USD       10,665,000   France Telecom ............................       9.25%    03/01/2011      $   12,298,003
           1,897,000   Fred Meyer Inc Holding Co .................       7.45%    03/01/2008           2,171,678
           1,790,000   Gannett Co Inc ............................       5.50%    04/01/2007           1,949,888
           1,895,000   Gannett Co Inc ............................       6.38%    04/01/2012           2,152,781
           2,000,000   GATX Financial Corp .......................       6.88%    12/15/2006           1,893,744
             750,000   GATX Financial Corp .......................       8.88%    06/01/2009             681,045
             825,000   GE Global Insurance Holding Corp ..........       7.50%    06/15/2010             936,907
           6,450,000   General Electric Capital Corp .............       5.00%    02/15/2007           6,840,448
           4,300,000   General Electric Capital Corp .............       5.38%    03/15/2007           4,620,828
           8,810,000   General Electric Capital Corp .............       5.88%    02/15/2012           9,405,026
          15,110,000   General Electric Capital Corp .............       6.00%    06/15/2012          16,266,282
           7,110,000   General Electric Capital Corp .............       5.00%    06/15/2007           7,539,624
           9,600,000   General Electric Capital Corp .............       7.38%    01/19/2010          11,172,394
           2,535,000   General Electric Capital Corp .............       6.88%    11/15/2010           2,868,263
           1,500,000   General Electric Capital Corp .............       6.50%    12/10/2007           1,687,167
           4,000,000   General Electric Capital Corp .............       6.13%    02/22/2011           4,326,767
           3,900,000   General Electric Capital Corp .............       5.35%    03/30/2006           4,194,622
           5,600,000   General Electric Capital Corp .............       4.25%    01/15/2008           5,760,171
           2,445,000   General Electric Capital Corp .............       8.30%    09/20/2009           3,010,295
           2,600,000   General Electric Capital Corp .............       8.75%    05/21/2007           3,135,167
             200,000   General Electric Capital Corp .............       8.63%    06/15/2008             245,523
           1,300,000   General Electric Capital Corp .............       7.88%    12/01/2006           1,515,530
           1,765,000   General Electric Capital Corp .............       8.13%    05/15/2012           2,154,987
           3,945,000   General Electric Capital Corp .............       4.63%    09/15/2009           4,060,569
             100,000   General Foods Corp ........................       7.00%    06/15/2011             100,000
           1,650,000   General Mills Inc .........................       3.88%    11/30/2007           1,665,584
           6,055,000   General Mills Inc .........................       5.13%    02/15/2007           6,433,641
           6,350,000   General Mills Inc .........................       6.00%    02/15/2012           6,914,413
          11,230,000   General Motors Acceptance Corp ............       7.75%    01/19/2010          11,770,995
          14,440,000   General Motors Acceptance Corp ............       6.75%    01/15/2006          15,022,529
           3,000,000   General Motors Acceptance Corp ............       6.00%    04/01/2011           2,713,556
             500,000   General Motors Acceptance Corp ............       8.88%    06/01/2010             557,290
           3,800,000   General Motors Acceptance Corp ............       6.13%    01/22/2008           3,821,366
           4,030,000   General Motors Acceptance Corp ............       5.85%    01/14/2009           3,876,495
           1,460,000   General Motors Acceptance Corp ............       6.15%    04/05/2007           1,466,206
           7,285,000   General Motors Acceptance Corp ............       7.25%    03/02/2011           7,361,957
           6,200,000   General Motors Acceptance Corp ............       6.13%    09/15/2006           6,310,606
          21,565,000   General Motors Acceptance Corp ............       6.88%    09/15/2011          21,422,652
           6,800,000   General Motors Acceptance Corp ............       6.13%    02/01/2007           6,932,701
           3,830,000   General Motors Acceptance Corp ............       6.13%    08/28/2007           3,871,691
           6,650,000   General Motors Acceptance Corp ............       6.88%    08/28/2012           6,579,953


The accompanying notes are an integral part of these financial statements.


                                     SAI-274

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




-----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                  VALUE
-----------------------------------------------------------------------------------------------------------------------
USD       4,442,000   General Motors Acceptance Corp .................       7.00%    02/01/2012      $    4,448,943
            750,000   General Motors Corp ............................       7.10%    03/15/2006             782,636
          1,600,000   General Motors Corp ............................       6.38%    05/01/2008           1,619,890
          4,270,000   General Motors Corp ............................       7.20%    01/15/2011           4,250,509
          1,500,000   General Motors Nova Scotia Finance Co ..........       6.85%    10/15/2008           1,508,156
             25,000   Georgia Power Co ...............................       6.20%    02/01/2006              27,189
            730,000   Georgia Power Co ...............................       4.88%    07/15/2007             770,762
            800,000   Gillette Co/The ................................       4.13%    08/30/2007             837,007
            445,000   Global Marine Inc ..............................       7.13%    09/01/2007             509,082
            545,000   Golden West Financial Corp .....................       5.50%    08/08/2006             587,427
          1,390,000   Golden West Financial Corp .....................       4.13%    08/15/2007           1,425,995
            115,000   Golden West Financial Corp .....................       4.75%    10/01/2012             115,658
          4,609,000   Goldman Sachs Group Inc ........................       6.65%    05/15/2009           5,078,606
          4,255,000   Goldman Sachs Group Inc ........................       7.35%    10/01/2009           4,867,204
          2,145,000   Goldman Sachs Group Inc ........................       7.80%    01/28/2010           2,502,534
          7,295,000   Goldman Sachs Group Inc ........................       6.88%    01/15/2011           8,142,469
          0,715,000   Goldman Sachs Group Inc ........................       6.60%    01/15/2012          11,846,503
          7,115,000   Goldman Sachs Group Inc ........................       5.70%    09/01/2012           7,406,577
          1,375,000   Goodrich Corp ..................................       7.50%    04/15/2008           1,465,028
          1,430,000   Goodrich Corp ..................................       7.63%    12/15/2012           1,478,162
          1,500,000   Goodrich Corp ..................................       6.45%    12/15/2007           1,534,766
          1,725,000   Grupo Televisa SA ..............................       8.00%    09/13/2011           1,802,625
            400,000   GTE California Inc .............................       5.50%    01/15/2009             415,962
          1,500,000   GTE California Inc .............................       7.65%    03/15/2007           1,707,858
          4,500,000   GTE Corp .......................................       6.36%    04/15/2006           4,806,142
          2,700,000   GTE Corp .......................................       7.51%    04/01/2009           3,082,885
          1,169,000   GTE North Inc ..................................       6.38%    02/15/2010           1,244,424
          2,450,000   GTE North Inc ..................................       5.65%    11/15/2008           2,615,696
            300,000   GTE Southwest Inc ..............................       6.00%    01/15/2006             318,112
          1,500,000   Halliburton Co .................................       6.00%    08/01/2006           1,455,000
          4,350,000   Hanson Plc .....................................       7.88%    09/27/2010           5,045,459
          1,905,000   Harman International Industries Inc ............       7.13%    02/15/2007           2,029,732
          1,000,000   Harman International Industries Inc ............       7.32%    07/01/2007           1,078,601
            740,000   Harrah's Operating Co Inc ......................       7.50%    01/15/2009             810,300
          1,635,000   Harrah's Operating Co Inc ......................       8.00%    02/01/2011           1,831,200
          2,580,000   Harrah's Operating Co Inc ......................       7.13%    06/01/2007           2,805,750
          1,250,000   Hartford Financial Services Group Inc ..........       7.90%    06/15/2010           1,429,348
            800,000   Hartford Financial Services Group Inc ..........       4.70%    09/01/2007             813,954
            700,000   Hartford Life Inc ..............................       7.10%    06/15/2007             784,647
          1,650,000   Health Care Property Investors Inc .............       6.45%    06/25/2012           1,658,654
            435,000   Health Net Inc .................................       8.38%    04/15/2011             497,808


The accompanying notes are an integral part of these financial statements.


                                     SAI-275

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



--------------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                            VALUE
--------------------------------------------------------------------------------------------------------------------------------
USD       1,340,000   Healthcare Realty Trust Inc ..............................       8.13%    05/01/2011      $    1,475,941
          5,480,000   Hellenic Republic Government International Band ..........       6.95%    03/04/2008           6,386,547
          1,500,000   Heller Financial Inc .....................................       6.38%    03/15/2006           1,651,405
          3,300,000   Hertz Corp ...............................................       6.25%    03/15/2009           2,928,821
          2,000,000   Hertz Corp ...............................................       6.50%    05/15/2006           1,958,853
          3,440,000   Hertz Corp ...............................................       7.63%    06/01/2012           3,263,104
          1,500,000   Hewlett-Packard Co .......................................       6.50%    07/01/2012           1,653,575
          2,900,000   Hewlett-Packard Co .......................................       5.75%    12/15/2006           3,115,481
          3,040,000   Hewlett-Packard Co .......................................       5.50%    07/01/2007           3,254,218
          1,000,000   HJ Heinz Co ..............................................       6.00%    03/15/2008           1,113,269
          3,700,000   HJ Heinz Co ..............................................       7.13%    07/15/2011           4,303,738
          2,100,000   HJ Heinz Finance Co ......................................       6.50%    03/15/2012           2,358,750
          2,285,000   Home Depot Inc ...........................................       5.38%    04/01/2006           2,466,890
            500,000   Honeywell Inc ............................................       7.13%    04/15/2008             579,040
            425,000   Honeywell Inc ............................................       7.00%    03/15/2007             481,210
          2,000,000   Honeywell International Inc ..............................       6.20%    02/01/2008           2,225,438
          5,667,000   Honeywell International Inc ..............................       7.50%    03/01/2010           6,575,684
          2,000,000   Honeywell International Inc ..............................       5.13%    11/01/2006           2,109,498
          1,300,000   Hormel Foods Corp ........................................       6.63%    06/01/2011           1,477,545
          1,700,000   Household Finance Corp ...................................       7.65%    05/15/2007           1,883,095
            700,000   Household Finance Corp ...................................       7.25%    05/15/2006             759,006
          2,000,000   Household Finance Corp ...................................       6.38%    08/01/2010           2,066,507
          5,255,000   Household Finance Corp ...................................       6.50%    11/15/2008           5,628,819
          4,430,000   Household Finance Corp ...................................       5.88%    02/01/2009           4,531,834
          3,285,000   Household Finance Corp ...................................       7.20%    07/15/2006           3,580,597
          4,700,000   Household Finance Corp ...................................       8.00%    07/15/2010           5,270,687
          9,485,000   Household Finance Corp ...................................       6.50%    01/24/2006          10,070,936
          6,150,000   Household Finance Corp ...................................       6.75%    05/15/2011           6,585,132
          7,349,000   Household Finance Corp ...................................       5.75%    01/30/2007           7,692,600
          6,590,000   Household Finance Corp ...................................       7.00%    05/15/2012           7,227,282
          4,575,000   Household Finance Corp ...................................       6.38%    11/27/2012           4,850,327
          3,798,000   Household Finance Corp ...................................       7.88%    03/01/2007           4,229,044
          6,510,000   Household Finance Corp ...................................       6.38%    10/15/2011           6,830,331
          7,340,000   Household Finance Corp ...................................       6.40%    06/17/2008           7,845,086
          2,750,000   HSBC Bank Plc ............................................       6.95%    03/15/2011           3,172,019
          1,100,000   HSBC Bank Plc ............................................       7.63%    06/15/2006           1,258,700
          3,600,000   HSBC Holdings Plc ........................................       7.50%    07/15/2009           4,271,877
          3,675,000   HSBC Holdings Plc ........................................       5.25%    12/12/2012           3,785,359
          1,050,000   Humana Inc ...............................................       7.25%    08/01/2006           1,126,774
          1,276,000   Hungary Government International Bond ....................       6.50%    04/19/2006           1,411,344
          1,200,000   Husky Energy Inc .........................................       6.25%    06/15/2012           1,290,800


The accompanying notes are an integral part of these financial statements.


                                     SAI-276

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002


--------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                      VALUE
--------------------------------------------------------------------------------------------------------------------------
USD       400,000  ICI North America ............................................     8.88%  11/15/2006    $      459,310
        2,100,000  Illinois Tool Works Inc ......................................     5.75%  03/01/2009         2,310,941
        3,100,000  Imperial Tobacco Overseas BV .................................     7.13%  04/01/2009         3,475,937
        1,495,000  Inco Ltd .....................................................     7.75%  05/15/2012         1,671,768
        1,135,000  Indiana Michigan Power Co ....................................     6.13%  12/15/2006         1,185,484
        1,500,000  Ingersoll-Rand Co ............................................     6.25%  05/15/2006         1,625,378
        3,000,000  Instituto de Credito Oficial .................................     6.00%  05/19/2008         3,415,065
        5,000,000  Instituto de Credito Oficial .................................     4.63%  11/29/2006         5,341,004
        1,500,000  Intelsat Ltd .................................................     7.63%  04/15/2012         1,460,938
        9,450,000  Inter-American Development Bank ..............................     5.38%  01/18/2006        10,284,690
        1,515,000  Inter-American Development Bank ..............................     8.50%  03/15/2011         1,975,952
        2,800,000  Inter-American Development Bank ..............................     8.88%  06/01/2009         3,624,062
        2,000,000  Inter-American Development Bank ..............................     5.75%  02/26/2008         2,242,193
        2,000,000  Inter-American Development Bank ..............................     5.38%  11/18/2008         2,214,209
        3,000,000  Inter-American Development Bank ..............................     5.63%  04/16/2009         3,367,424
        5,525,000  Inter-American Development Bank ..............................     7.38%  01/15/2010         6,810,682
        5,270,000  Inter-American Development Bank ..............................     6.38%  10/22/2007         6,052,384
        1,100,000  Inter-American Development Bank ..............................     8.40%  09/01/2009         1,401,224
        2,500,000  Inter-American Development Bank ..............................     6.13%  03/08/2006         2,776,245
        2,200,000  Inter-American Development Bank ..............................     6.63%  03/07/2007         2,521,260
        6,005,000  Inter-American Development Bank ..............................     4.38%  09/20/2012         6,070,972
        3,100,000  International Bank for Reconstruction & Development ..........     6.63%  08/21/2006         3,527,850
       15,000,000  International Bank for Reconstruction & Development ..........     5.00%  03/28/2006        16,211,858
        5,000,000  International Bank for Reconstruction & Development ..........     4.38%  09/28/2006         5,315,727
        5,000,000  International Bank for Reconstruction & Development ..........     4.13%  08/12/2009         5,221,293
        5,925,000  International Business Machines Corp .........................     4.88%  10/01/2006         6,330,686
        2,740,000  International Business Machines Corp .........................     4.25%  09/15/2009         2,783,058
        1,695,000  International Business Machines Corp .........................     5.38%  02/01/2009         1,803,196
        4,330,000  International Business Machines Corp .........................     4.75%  11/29/2012         4,348,431
        1,000,000  International Business Machines Corp .........................     6.45%  08/01/2007         1,129,201
        2,700,000  International Finance Corp ...................................     5.25%  05/02/2006         2,936,670
        4,000,000  International Finance Corp ...................................     4.75%  04/30/2007         4,305,337
        2,740,000  International Flavors & Fragrances Inc .......................     6.45%  05/15/2006         2,981,735
        3,100,000  International Lease Finance Corp .............................     5.75%  10/15/2006         3,278,241
        1,550,000  International Lease Finance Corp .............................     5.75%  02/15/2007         1,620,154
        2,285,000  International Lease Finance Corp .............................     6.38%  03/15/2009         2,438,039
        5,140,000  International Lease Finance Corp .............................     5.63%  06/01/2007         5,351,881
        4,365,000  International Paper Co .......................................     6.75%  09/01/2011         4,852,674
          100,000  International Paper Co .......................................     7.63%  01/15/2007           113,265
        4,925,000  International Paper Co .......................................     5.85%  10/30/2012         5,158,795
        1,835,000  Interpublic Group Cos Inc ....................................     7.25%  08/15/2011         1,523,050


The accompanying notes are an integral part of these financial statements.


                                     SAI-277

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002


-------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                     VALUE
-------------------------------------------------------------------------------------------------------------------------
USD       1,500,000   Ipalco Enterprises Inc ............................       7.38%    11/14/2008      $    1,320,000
          1,500,000   Ipalco Enterprises Inc ............................       7.63%    11/14/2011           1,305,000
          2,870,000   Israel Government International Bond ..............       7.75%    03/15/2010           3,281,614
          6,200,000   Italy Government International Bond ...............       6.00%    02/15/2011           7,065,530
         15,100,000   Italy Government International Bond ...............       4.38%    10/25/2006          15,981,475
          9,000,000   Italy Government International Bond ...............       5.63%    06/15/2012           9,995,701
         11,375,000   Italy Government International Bond ...............       3.63%    09/14/2007          11,678,035
          4,600,000   Italy Government International Bond ...............       5.25%    04/05/2006           4,996,281
          1,100,000   Janus Capital Group Inc ...........................       7.00%    11/01/2006           1,122,205
            750,000   Janus Capital Group Inc ...........................       7.75%    06/15/2009             738,779
            965,000   Jefferies Group Inc ...............................       7.75%    03/15/2012           1,025,109
          1,900,000   John Deere Capital Corp ...........................       6.00%    02/15/2009           2,053,538
          2,185,000   John Deere Capital Corp ...........................       5.13%    10/19/2006           2,346,885
          4,420,000   John Deere Capital Corp ...........................       7.00%    03/15/2012           5,134,431
          3,985,000   John Deere Capital Corp ...........................       4.50%    08/22/2007           4,157,281
          2,130,000   John Hancock Financial Services Inc ...............       5.63%    12/01/2008           2,260,883
            500,000   Johnson & Johnson .................................       6.63%    09/01/2009             579,283
          1,700,000   Johnson Controls Inc ..............................       5.00%    11/15/2006           1,767,627
          3,280,000   JP Morgan & Co Inc/Old ............................       6.00%    01/15/2009           3,484,070
            455,000   JP Morgan & Co Inc/Old ............................       5.75%    10/15/2008             487,687
          2,500,000   JP Morgan & Co Inc/Old ............................       6.25%    01/15/2009           2,687,969
          9,725,000   JP Morgan Chase & Co ..............................       6.75%    02/01/2011          10,525,448
          6,525,000   JP Morgan Chase & Co ..............................       5.63%    08/15/2006           6,993,909
          3,500,000   JP Morgan Chase & Co ..............................       5.35%    03/01/2007           3,713,655
          5,435,000   JP Morgan Chase & Co ..............................       6.63%    03/15/2012           5,861,202
          7,500,000   JP Morgan Chase & Co ..............................       5.25%    05/30/2007           7,933,995
          2,000,000   JP Morgan Chase & Co ..............................       7.13%    02/01/2007           2,242,633
          3,500,000   JP Morgan Chase & Co ..............................       7.25%    06/01/2007           3,966,436
          1,600,000   JP Morgan Chase & Co ..............................       7.13%    06/15/2009           1,799,599
            655,000   JP Morgan Chase & Co ..............................       6.38%    04/01/2008             724,908
          2,200,000   JP Morgan Chase & Co ..............................       7.88%    06/15/2010           2,526,811
            750,000   JPMorgan Chase Bank ...............................       6.70%    08/15/2008             843,139
            900,000   Kaneb Pipe Line Operating Partnership LP ..........       7.75%    02/15/2012           1,007,630
            100,000   Kansas City Power & Light Co/New ..................       6.00%    03/15/2007             107,135
          4,340,000   Kellogg Co ........................................       6.00%    04/01/2006           4,726,833
          4,600,000   Kellogg Co ........................................       6.60%    04/01/2011           5,196,548
          1,350,000   Kerr-McGee Corp ...................................       5.88%    09/15/2006           1,465,613
          2,400,000   Kerr-McGee Corp ...................................       6.88%    09/15/2011           2,724,187
          1,200,000   KeyBank National Association ......................       5.00%    07/17/2007           1,263,018
          1,640,000   KeyBank National Association ......................       7.00%    02/01/2011           1,864,552
          1,050,000   KeyBank National Association ......................       5.70%    08/15/2012           1,107,563


The accompanying notes are an integral part of these financial statements.


                                     SAI-278

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                   VALUE
-----------------------------------------------------------------------------------------------------------------------
USD       2,750,000   Keycorp .........................................       6.75%    03/15/2006      $    3,032,277
            300,000   Keycorp .........................................       7.50%    06/15/2006             340,360
          3,690,000   KeySpan Corp ....................................       7.63%    11/15/2010           4,359,724
          3,195,000   KeySpan Corp ....................................       6.15%    06/01/2006           3,503,847
            100,000   KeySpan Gas East Corp ...........................       7.88%    02/01/2010             118,769
          8,655,000   KFW International Finance .......................       4.75%    01/24/2007           9,294,643
          1,600,000   KFW International Finance .......................       8.00%    02/15/2010           1,997,052
          6,500,000   KFW International Finance .......................       5.25%    06/28/2006           7,059,540
          1,535,000   Kimberly-Clark Corp .............................       7.10%    08/01/2007           1,789,532
          1,250,000   Kimberly-Clark Corp .............................       5.63%    02/15/2012           1,356,609
            400,000   Kimco Realty Corp ...............................       6.00%    11/30/2012             405,177
          1,755,000   Kinder Morgan Energy Partners LP ................       7.13%    03/15/2012           1,975,505
          3,100,000   Kinder Morgan Energy Partners LP ................       6.75%    03/15/2011           3,390,213
          2,920,000   Kinder Morgan Inc ...............................       6.50%    09/01/2012           3,052,777
          1,300,000   Kinder Morgan Inc ...............................       6.80%    03/01/2008           1,418,024
          1,100,000   Knight-Ridder Inc ...............................       7.13%    06/01/2011           1,269,122
            885,000   Knight-Ridder Inc ...............................       9.88%    04/15/2009           1,154,218
          1,025,000   Kohl's Corp .....................................       6.30%    03/01/2011           1,131,777
          1,000,000   Korea Development Bank ..........................       4.25%    11/13/2007           1,014,350
          1,525,000   Korea Development Bank ..........................       5.50%    11/13/2012           1,563,976
          2,500,000   Korea Development Bank ..........................       7.25%    05/15/2006           2,808,977
          3,500,000   Korea Development Bank ..........................       5.25%    11/16/2006           3,711,890
          9,415,000   Korea Government International Bond .............       8.88%    04/15/2008          11,667,505
          3,530,000   Kowloon Canton Railway Corp .....................       8.00%    03/15/2010           4,327,851
          7,410,000   Kraft Foods Inc .................................       5.63%    11/01/2011           7,908,490
          2,900,000   Kraft Foods Inc .................................       5.25%    06/01/2007           3,132,756
          7,165,000   Kraft Foods Inc .................................       6.25%    06/01/2012           7,998,873
          5,000,000   Kraft Foods Inc .................................       4.63%    11/01/2006           5,274,828
          3,200,000   Kroger Co .......................................       6.80%    04/01/2011           3,515,910
             50,000   Kroger Co .......................................       8.15%    07/15/2006              56,970
          2,000,000   Kroger Co .......................................       7.65%    04/15/2007           2,265,346
          1,000,000   Kroger Co .......................................       8.05%    02/01/2010           1,160,250
          1,635,000   Kroger Co .......................................       7.80%    08/15/2007           1,877,449
          1,575,000   Kroger Co .......................................       7.63%    09/15/2006           1,775,802
          3,200,000   Kroger Co .......................................       7.25%    06/01/2009           3,576,900
            380,000   Kroger Co .......................................       6.75%    04/15/2012             419,816
          1,395,000   Kroger Co .......................................       6.20%    06/15/2012           1,486,829
            850,000   KT Corp .........................................       7.63%    04/15/2007             976,314
          1,750,000   Landesbank Baden-Wuerttemberg/New York ..........       6.35%    04/01/2012           1,960,923
          2,600,000   Landwirtschaftliche Rentenbank ..................       3.38%    11/15/2007           2,603,697
          5,000,000   Landwirtschaftliche Rentenbank ..................       4.50%    10/23/2006           5,254,689


The accompanying notes are an integral part of these financial statements.


                                     SAI-279

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                   VALUE
-----------------------------------------------------------------------------------------------------------------------
USD       2,500,000   Landwirtschaftliche Rentenbank ..................       4.88%    03/12/2007      $    2,668,980
          1,620,000   Lasmo USA Inc ...................................       7.50%    06/30/2006           1,854,858
          1,800,000   Legg Mason Inc ..................................       6.75%    07/02/2008           1,972,891
          4,120,000   Lehman Brothers Holdings Inc ....................       6.63%    01/18/2012           4,562,746
            500,000   Lehman Brothers Holdings Inc ....................       8.50%    05/01/2007             594,525
          2,595,000   Lehman Brothers Holdings Inc ....................       8.25%    06/15/2007           3,072,063
          3,192,000   Lehman Brothers Holdings Inc ....................       7.00%    02/01/2008           3,637,309
         12,300,000   Lehman Brothers Holdings Inc ....................       6.25%    05/15/2006          13,492,024
          2,980,000   Lehman Brothers Holdings Inc ....................       6.63%    02/05/2006           3,278,847
          7,000,000   Lehman Brothers Holdings Inc ....................       7.88%    08/15/2010           8,274,033
            595,000   Lehman Brothers Inc .............................       7.63%    06/01/2006             673,485
             35,000   Lehman Brothers Inc .............................       7.38%    01/15/2007              39,738
            650,000   Lehman Brothers Inc .............................       6.63%    02/15/2008             728,494
            750,000   Lehman Brothers Inc .............................       6.50%    04/15/2008             834,896
            440,000   Lenfest Communications Inc ......................       7.63%    02/15/2008             465,463
          4,000,000   Liberty Media Corp ..............................       7.88%    07/15/2009           4,338,759
          2,500,000   Liberty Property-LP .............................       7.75%    04/15/2009           2,845,065
            500,000   Liberty Property-LP .............................       7.25%    03/15/2011             545,886
            750,000   Lincoln National Corp ...........................       6.20%    12/15/2011             790,766
            800,000   Lincoln National Corp ...........................       5.25%    06/15/2007             832,729
            400,000   Lion Connecticut Holdings Inc ...................       7.13%    08/15/2006             438,990
          1,000,000   Litton Industries Inc ...........................       8.00%    10/15/2009           1,199,474
            500,000   Lockheed Martin Corp ............................       7.70%    06/15/2008             592,653
          5,660,000   Lockheed Martin Corp ............................       7.25%    05/15/2006           6,371,075
          3,225,000   Lockheed Martin Corp ............................       8.20%    12/01/2009           3,992,287
          1,100,000   Loews Corp ......................................       8.88%    04/15/2011           1,334,082
          1,595,000   Lowe's Cos Inc ..................................       8.25%    06/01/2010           1,954,409
          2,150,000   Ltd Brands ......................................       6.13%    12/01/2012           2,260,751
            140,000   M&I Marshall & Ilsley Bank ......................       6.38%    09/01/2011             156,575
          1,000,000   Mack-Cali Realty LP .............................       7.25%    03/15/2009           1,110,206
            695,000   Mack-Cali Realty LP .............................       7.75%    02/15/2011             782,918
          5,600,000   Malaysia Government International Bond ..........       7.50%    07/15/2011           6,451,652
          5,215,000   Malaysia Government International Bond ..........       8.75%    06/01/2009           6,423,292
          2,125,000   Manufacturers & Traders Trust Co ................       8.00%    10/01/2010           2,526,403
          1,720,000   Marathon Oil Corp ...............................       6.13%    03/15/2012           1,829,211
          1,650,000   Marathon Oil Corp ...............................       5.38%    06/01/2007           1,738,754
          1,000,000   Marriott International Inc ......................       7.88%    09/15/2009           1,119,348
            400,000   Marsh & McLennan Cos Inc ........................       7.13%    06/15/2009             460,531
          4,050,000   Marsh & McLennan Cos Inc ........................       5.38%    03/15/2007           4,347,253
          1,800,000   Marshall & Ilsley Corp ..........................       5.75%    09/01/2006           1,970,957
          1,200,000   Marshall & Isley bank ...........................       4.13%    09/04/2007           1,238,184


The accompanying notes are an integral part of these financial statements.


                                     SAI-280

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




-----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                 VALUE
-----------------------------------------------------------------------------------------------------------------------
USD       1,550,000   Marshall & Isley bank .........................       5.25%    09/04/2012      $    1,612,452
          1,600,000   Masco Corp ....................................       6.75%    03/15/2006           1,736,926
          3,815,000   Masco Corp ....................................       5.88%    07/15/2012           4,028,576
          1,500,000   Masco Corp ....................................       4.63%    08/15/2007           1,549,875
          2,486,000   May Department Stores Co/The ..................      10.63%    11/01/2010           3,255,119
            100,000   Mayne Group Ltd ...............................       6.25%    02/01/2006             105,475
          2,000,000   MBNA America Bank .............................       6.50%    06/20/2006           2,134,914
          1,500,000   MBNA America Bank .............................       5.38%    01/15/2008           1,542,540
          2,275,000   MBNA America Bank .............................       6.63%    06/15/2012           2,322,888
          1,820,000   MBNA America Bank .............................       7.13%    11/15/2012           1,925,466
          1,795,000   MBNA Corp .....................................       7.50%    03/15/2012           1,933,715
          1,250,000   MBNA Corp .....................................       5.63%    11/30/2007           1,287,298
          2,225,000   MBNA Corp .....................................       6.25%    01/17/2007           2,335,405
          1,640,000   McDonald's Corp ...............................       6.00%    04/15/2011           1,787,748
          1,180,000   McDonald's Corp ...............................       5.75%    03/01/2012           1,273,591
          4,200,000   McDonald's Corp ...............................       5.38%    04/30/2007           4,525,537
          1,150,000   McKesson Corp .................................       7.75%    02/01/2012           1,313,062
          3,965,000   MeadWestvaco Corp .............................       6.85%    04/01/2012           4,401,651
          1,500,000   Media General Inc .............................       6.95%    09/01/2006           1,615,249
          4,000,000   Mellon Bank NA ................................       7.00%    03/15/2006           4,492,553
          2,000,000   Mellon Funding Corp ...........................       6.70%    03/01/2008           2,292,505
          1,575,000   Mellon Funding Corp ...........................       6.38%    02/15/2010           1,733,491
          1,060,000   Mellon Funding Corp ...........................       6.40%    05/14/2011           1,182,252
          1,300,000   Mellon Funding Corp ...........................       4.88%    06/15/2007           1,382,383
          1,350,000   Meritor Automotive Inc ........................       6.80%    02/15/2009           1,291,048
          4,515,000   Merrill Lynch & Co Inc ........................       6.13%    05/16/2006           4,928,144
          2,000,000   Merrill Lynch & Co Inc ........................       4.00%    11/15/2007           2,032,500
          1,000,000   Merrill Lynch & Co Inc ........................       6.25%    01/15/2006           1,083,285
          5,500,000   Merrill Lynch & Co Inc ........................       6.56%    12/16/2007           6,184,712
          2,500,000   Merrill Lynch & Co Inc ........................       6.38%    10/15/2008           2,785,887
          6,070,000   Merrill Lynch & Co Inc ........................       6.00%    02/17/2009           6,527,237
          2,700,000   Merrill Lynch & Co Inc ........................       5.36%    02/01/2007           2,859,687
          2,255,000   Metlife Inc ...................................       5.25%    12/01/2006           2,424,336
          2,575,000   Metlife Inc ...................................       6.13%    12/01/2011           2,820,952
          1,575,000   Metlife Inc ...................................       5.38%    12/15/2012           1,636,438
          6,350,000   Mexico Government International Bond ..........       8.63%    03/12/2008           7,318,375
          4,335,000   Mexico Government International Bond ..........       7.50%    01/14/2012           4,649,288
          7,395,000   Mexico Government International Bond ..........       9.88%    02/01/2010           9,003,413
          3,500,000   Mexico Government International Bond ..........       8.50%    02/01/2006           3,955,000
          8,320,000   Mexico Government International Bond ..........       8.38%    01/14/2011           9,401,600
          5,300,000   Mexico Government International Bond ..........       9.88%    01/15/2007           6,346,750


The accompanying notes are an integral part of these financial statements.


                                     SAI-281

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




-----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                  VALUE
-----------------------------------------------------------------------------------------------------------------------
USD       6,625,000   Mexico Government International Bond ..........       10.38%    02/17/2009      $    8,148,750
          3,225,000   Midamerican Energy Holdings Co ................        7.52%    09/15/2008           3,618,305
            450,000   Midamerican Energy Holdings Co ................        5.88%    10/01/2012             455,004
          2,100,000   Midamerican Funding LLC .......................        6.34%    03/01/2009           2,210,472
            900,000   Midwest Energy Inc ............................        8.70%    10/15/2009           1,011,073
          1,200,000   Mohawk Industries Inc .........................        6.50%    04/15/2007           1,310,531
          1,200,000   Mohawk Industries Inc .........................        7.20%    04/15/2012           1,358,342
          1,000,000   Monongahela Power Co ..........................        5.00%    10/01/2006             930,000
          4,030,000   Monsanto Co ...................................        7.38%    08/15/2012           4,331,048
          1,000,000   Mony Group Inc ................................        8.35%    03/15/2010           1,100,406
          2,100,000   Morgan Stanley ................................        8.00%    06/15/2010           2,491,579
          9,995,000   Morgan Stanley ................................        6.75%    04/15/2011          11,079,534
         10,685,000   Morgan Stanley ................................        6.60%    04/01/2012          11,808,347
          1,000,000   Morgan Stanley ................................        6.30%    01/15/2006           1,084,719
         10,455,000   Morgan Stanley ................................        6.10%    04/15/2006          11,395,734
         10,575,000   Morgan Stanley ................................        5.80%    04/01/2007          11,491,288
          1,200,000   Morgan Stanley Group Inc ......................        6.88%    03/01/2007           1,346,661
          3,350,000   Motorola Inc ..................................        8.00%    11/01/2011           3,429,084
            200,000   Motorola Inc ..................................        7.60%    01/01/2007             208,908
          3,000,000   Motorola Inc ..................................        6.50%    03/01/2008           2,894,641
          3,400,000   Motorola Inc ..................................        7.63%    11/15/2010           3,449,594
          3,000,000   Motorola Inc ..................................        6.75%    02/01/2006           3,060,396
          1,000,000   MTR Corp ......................................        7.50%    02/04/2009           1,184,236
          4,475,000   MTR Corp ......................................        7.50%    11/08/2010           5,372,457
          2,075,000   Murphy Oil Corp ...............................        6.38%    05/01/2012           2,289,587
          1,450,000   Nabisco Inc ...................................        7.05%    07/15/2007           1,665,430
          1,000,000   Nabors Holdings 1 ULC .........................        4.88%    08/15/2009           1,027,004
            940,000   Nabors Industries Ltd .........................        5.38%    08/15/2012             964,792
            850,000   National Australia Bank Ltd ...................        6.60%    12/10/2007             963,147
          4,000,000   National Australia Bank Ltd ...................        8.60%    05/19/2010           5,041,738
          3,805,000   National City Bank ............................        6.20%    12/15/2011           4,210,802
            100,000   National City Bank Of Pennsylvania ............        6.25%    03/15/2011             110,264
          2,500,000   National City Bank/Indiana ....................        4.88%    07/20/2007           2,665,298
            700,000   National City Corp ............................        5.75%    02/01/2009             759,623
          2,270,000   National Rural Util Coop Fin ..................        6.50%    03/01/2007           2,496,425
            105,000   National Rural Util Coop Fin ..................        5.70%    01/15/2010             111,389
          4,750,000   National Rural Util Coop Fin ..................        7.25%    03/01/2012           5,461,669
          3,900,000   National Rural Util Coop Fin ..................        5.75%    08/28/2009           4,154,523
          1,450,000   National Rural Util Coop Fin ..................        6.20%    02/01/2008           1,620,554
            600,000   National Rural Util Coop Fin ..................        5.75%    11/01/2008             657,965
          5,830,000   National Rural Util Coop Fin ..................        6.00%    05/15/2006           6,306,455


The accompanying notes are an integral part of these financial statements.


                                     SAI-282

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002


--------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                      VALUE
--------------------------------------------------------------------------------------------------------------------------
USD       3,935,000   National Westminster Bank PLC ......................       7.38%    10/01/2009      $    4,676,294
          1,350,000   Nationwide Financial Services ......................       5.90%    07/01/2012           1,367,106
            100,000   NCNB Corp ..........................................       9.38%    09/15/2009             128,945
            920,000   NCR Corp ...........................................       7.13%    06/15/2009             984,806
            200,000   New England Telephone & Tele .......................       5.88%    04/15/2009             216,814
            745,000   New Plan Excel Realty Trust ........................       5.88%    06/15/2007             775,785
          1,000,000   New York Telephone Co ..............................       6.13%    01/15/2010           1,052,400
          2,000,000   New York Telephone Co ..............................       6.00%    04/15/2008           2,146,249
          2,350,500   New Zealand Government International Bond ..........       8.75%    12/15/2006           2,822,582
            875,000   Newell Rubbermaid Inc ..............................       6.00%    03/15/2007             943,386
            875,000   Newell Rubbermaid Inc ..............................       6.75%    03/15/2012             981,624
          1,000,000   Newell Rubbermaid Inc ..............................       4.63%    12/15/2009           1,019,369
            425,000   Newmont Mining Corp ................................       8.63%    05/15/2011             496,768
            900,000   News America Holdings ..............................       7.38%    10/17/2008             983,494
          1,380,000   News America Inc ...................................       6.63%    01/09/2008           1,460,092
            305,000   Nexfor Inc .........................................       8.13%    03/20/2008             346,876
            850,000   Nexfor Inc .........................................       7.25%    07/01/2012             911,767
            250,000   Niagara Mohawk Power Corp ..........................       7.75%    05/15/2006             283,554
          4,195,000   Niagara Mohawk Power Corp ..........................       7.75%    10/01/2008           4,917,470
          2,000,000   Niagara Mohawk Power Corp1 .........................       0.00%    07/01/2010           2,050,000
            900,000   Nike Inc ...........................................       5.50%    08/15/2006             978,449
          1,900,000   Nippon Telegraph & Telephone Corp ..................       6.00%    03/25/2008           2,098,236
          3,470,000   Nisource Finance Corp ..............................       7.88%    11/15/2010           3,810,331
          1,000,000   Noranda Inc ........................................       8.38%    02/15/2011           1,020,429
          1,100,000   Noranda Inc ........................................       7.25%    07/15/2012           1,043,836
            945,000   Nordea Bank Finland PLC/New York ...................       6.50%    01/15/2006           1,040,879
            100,000   Nordstrom Inc ......................................       5.63%    01/15/2009             105,176
            125,000   Norfolk Southern Corp ..............................       6.75%    02/15/2011             142,080
          1,450,000   Norfolk Southern Corp ..............................       6.20%    04/15/2009           1,610,809
          1,300,000   Norfolk Southern Corp ..............................       8.63%    05/15/2010           1,601,459
          4,930,000   Norfolk Southern Corp ..............................       7.35%    05/15/2007           5,668,809
            350,000   Norsk Hydro ASA ....................................       9.00%    04/15/2012             456,774
            400,000   Norsk Hydro ASA ....................................       6.36%    01/15/2009             451,746
          1,200,000   North Fork Bancorporation Inc ......................       5.88%    08/15/2012           1,282,721
            500,000   Northern Border Partners-LP ........................       7.10%    03/15/2011             544,450
            650,000   Northern States Power Co ...........................       8.00%    08/28/2012             732,716
            145,000   Northern Trust Co ..................................       7.10%    08/01/2009             169,872
          1,400,000   Northrop Grumman Corp ..............................       7.13%    02/15/2031           1,588,969
          2,150,000   Northrop Grumman Corp ..............................       7.00%    03/01/2006           2,354,488
          1,365,000   Nova Scotia Province of ............................       5.75%    02/27/2012           1,499,830
            900,000   NSTAR ..............................................       8.00%    02/15/2010           1,052,686


The accompanying notes are an integral part of these financial statements.


                                     SAI-283

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




----------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                        VALUE
----------------------------------------------------------------------------------------------------------------------------
USD       1,630,000   Nucor Corp ...........................................       4.88%    10/01/2012      $    1,648,783
          1,800,000   Occidental Petroleum Corp ............................       6.75%    01/15/2012           2,040,057
            400,000   Occidental Petroleum Corp ............................      10.13%    09/15/2009             517,501
            960,000   Occidental Petroleum Corp ............................       7.38%    11/15/2008           1,123,518
          2,405,000   Occidental Petroleum Corp ............................       7.65%    02/15/2006           2,717,085
          1,300,000   Occidental Petroleum Corp ............................       5.88%    01/15/2007           1,408,586
          1,825,000   Ocean Energy Inc .....................................       7.25%    10/01/2011           2,074,786
          1,480,000   Ocean Energy Inc .....................................       4.38%    10/01/2007           1,501,626
          2,700,000   Oesterreichische Kontrollbank AG .....................       5.50%    01/20/2006           2,947,907
          5,550,000   Oesterreichische Kontrollbank AG .....................       5.13%    03/20/2007           6,052,470
            100,000   OLD Dominion Electric Coop ...........................       6.25%    06/01/2011             110,483
          2,610,000   Oncor Electric Delivery Co ...........................       6.38%    05/01/2012           2,711,929
            100,000   Oneok Inc ............................................       7.75%    08/15/2006             109,366
          1,400,000   Oneok Inc ............................................       7.13%    04/15/2011           1,471,185
             95,000   Orange Plc ...........................................       9.00%    06/01/2009             101,866
             45,000   Orange Plc ...........................................       8.75%    06/01/2006              49,022
          1,000,000   Pacific Bell .........................................       6.88%    08/15/2006           1,116,566
          1,750,000   Pacificorp ...........................................       6.90%    11/15/2011           2,002,622
          1,000,000   Pacificorp ...........................................       6.38%    05/15/2008           1,116,494
          3,000,000   Panenergy Corp .......................................       7.00%    10/15/2006           3,302,826
          1,000,000   Peco Energy Co/OLD ...................................       5.95%    11/01/2011           1,095,102
          1,700,000   Pemex Finance Ltd ....................................       8.02%    05/15/2007           1,896,860
            100,000   Pemex Finance Ltd ....................................       6.30%    05/15/2010             108,834
             45,000   Pemex Finance Ltd ....................................       6.55%    02/15/2008              48,974
          3,600,000   Pemex Finance Ltd ....................................       9.69%    08/15/2009           4,303,800
          1,900,000   Pemex Finance Ltd ....................................       9.03%    02/15/2011           2,230,790
          5,700,000   Pemex Finance Ltd 144A ...............................       7.88%    02/01/2009           5,999,250
          4,460,000   Pemex Project Funding Master Trust ...................       8.50%    02/15/2008           4,950,600
          5,000,000   Pemex Project Funding Master Trust ...................       9.13%    10/13/2010           5,700,000
          6,100,000   Pepco Holdings Inc ...................................       6.45%    08/15/2012           6,469,595
             60,000   Pepsi Bottling Holdings Inc ..........................       5.63%    02/17/2009              65,280
            750,000   PepsiAmericas Inc ....................................       5.95%    02/15/2006             801,706
            490,000   PepsiAmericas Inc ....................................       3.88%    09/12/2007             492,966
            100,000   PepsiCo Inc ..........................................       5.75%    01/15/2008             110,585
          3,165,000   Petrobras International Finance Co -- PIFCO ..........       9.75%    07/06/2011           2,721,900
          1,500,000   Petrobras International Finance Co -- PIFCO ..........       9.88%    05/09/2008           1,372,500
          1,775,000   Petrobras International Finance Co -- PIFCO ..........       9.13%    02/01/2007           1,668,500
          2,600,000   Petroleos Mexicanos ..................................       8.85%    09/15/2007           2,964,000
          2,000,000   Phelps Dodge Corp ....................................       8.75%    06/01/2011           2,105,962
          4,450,000   Philip Morris Cos Inc ................................       7.20%    02/01/2007           4,949,071
            300,000   Philip Morris Cos Inc ................................       6.38%    02/01/2006             319,725


The accompanying notes are an integral part of these financial statements.


                                     SAI-284

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                               VALUE
-----------------------------------------------------------------------------------------------------------------------
USD       900,000   Philip Morris Cos Inc .........................       7.65%    07/01/2008      $    1,035,259
        1,000,000   Pinnacle West Capital Corp ....................       6.40%    04/01/2006           1,013,764
        1,000,000   Pitney Bowes Credit Corp ......................       8.55%    09/15/2009           1,251,844
        1,800,000   Pitney Bowes Credit Corp ......................       5.75%    08/15/2008           1,981,252
        1,480,000   Pitney Bowes Inc ..............................       4.63%    10/01/2012           1,489,112
          220,000   Pitney Bowes Inc ..............................       5.88%    05/01/2006             238,004
        2,300,000   PNC Funding Corp ..............................       6.88%    07/15/2007           2,578,795
        1,594,000   PNC Funding Corp ..............................       6.13%    02/15/2009           1,726,701
        1,725,000   PNC Funding Corp ..............................       7.50%    11/01/2009           2,004,384
        2,240,000   PNC Funding Corp ..............................       5.75%    08/01/2006           2,416,560
        3,840,000   Poland Government International Bond ..........       6.25%    07/03/2012           4,265,626
        4,500,000   Popular North America Inc .....................       6.13%    10/15/2006           4,908,087
        2,250,000   POSCO .........................................       7.13%    11/01/2006           2,536,427
          650,000   Post Apartment Homes LP .......................       7.70%    12/20/2010             701,032
        2,700,000   Potash Corp of Saskatchewan ...................       7.13%    06/15/2007           3,052,642
        1,725,000   Potash Corp of Saskatchewan ...................       7.75%    05/31/2011           1,999,236
          100,000   Potomac Electric Power ........................       6.25%    10/15/2007             109,108
          100,000   PP&L Capital Funding Inc ......................       8.38%    06/15/2007             110,258
        1,580,000   PPG Industries Inc ............................       7.05%    08/15/2009           1,745,997
        1,150,000   PPL Electric Utilities Corp ...................       5.88%    08/15/2007           1,268,086
        1,500,000   PPL Electric Utilities Corp ...................       6.25%    08/15/2009           1,680,703
        1,880,000   PPL Energy Supply LLC .........................       6.40%    11/01/2011           1,857,976
        2,000,000   Praxair Inc ...................................       6.90%    11/01/2006           2,246,088
          850,000   Praxair Inc ...................................       6.50%    03/01/2008             952,734
        1,745,000   Praxair Inc ...................................       6.38%    04/01/2012           1,924,167
        1,300,000   Praxair Inc ...................................       4.75%    07/15/2007           1,357,505
        5,000,000   Procter & Gamble Co ...........................       6.88%    09/15/2009           5,937,859
        2,200,000   Procter & Gamble Co ...........................       4.75%    06/15/2007           2,356,357
        1,650,000   Procter & Gamble Co ...........................       4.30%    08/15/2008           1,735,512
        5,560,000   Progress Energy Inc ...........................       6.75%    03/01/2006           6,011,137
        2,260,000   Progress Energy Inc ...........................       7.10%    03/01/2011           2,491,159
        1,230,000   Progress Energy Inc ...........................       6.05%    04/15/2007           1,311,792
        1,200,000   Progress Energy Inc ...........................       5.85%    10/30/2008           1,267,568
        1,350,000   Progress Energy Inc ...........................       6.85%    04/15/2077           1,478,435
        1,800,000   Progressive Corp/The ..........................       6.38%    01/15/2012           1,995,410
        1,100,000   Prologis ......................................       7.10%    04/15/2008           1,219,751
          250,000   Prologis ......................................       7.05%    07/15/2006             271,211
        3,080,000   Province of British Columbia/Canada ...........       4.63%    10/03/2006           3,283,209
        2,125,000   Province of Manitoba ..........................       5.50%    10/01/2008           2,353,561
        2,525,000   Province of Manitoba ..........................       7.50%    02/22/2010           3,094,596
        2,300,000   Province of Manitoba ..........................       4.25%    11/20/2006           2,423,469


The accompanying notes are an integral part of these financial statements.


                                     SAI-285

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002


-----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                            VALUE
-----------------------------------------------------------------------------------------------------------------------
USD       1,500,000   Province of Manitoba .....................       2.75%    01/17/2006      $    1,513,778
          7,000,000   Province of Ontario ......................       6.00%    02/21/2006           7,731,782
          8,920,000   Province of Ontario ......................       5.50%    10/01/2008           9,879,420
          3,135,000   Province of Ontario ......................       3.50%    09/17/2007           3,197,435
          3,100,000   Province of Quebec .......................       5.00%    07/17/2009           3,322,549
          3,200,000   Province of Quebec .......................       5.50%    04/11/2006           3,478,881
          2,200,000   Province of Quebec .......................       6.50%    01/17/2006           2,441,210
          2,840,000   Province of Quebec .......................       6.13%    01/22/2011           3,198,974
          5,020,000   Province of Quebec .......................       5.75%    02/15/2009           5,586,985
          1,200,000   Province of Saskatchewan/Canada ..........       7.13%    03/15/2008           1,420,186
            790,000   PSEG Energy Holdings Inc .................       8.63%    02/15/2008             655,700
          3,000,000   PSEG Energy Holdings Inc .................       8.50%    06/15/2011           2,430,000
          3,035,000   PSEG Power LLC ...........................       7.75%    04/15/2011           3,190,392
          1,700,000   PSEG Power LLC ...........................       6.95%    06/01/2012           1,702,740
          2,400,000   PSEG Power LLC ...........................       6.88%    04/15/2006           2,480,868
          1,875,000   PSI Energy Inc ...........................       7.85%    10/15/2007           2,148,588
            900,000   Public Service Co of Colorado ............       6.88%    07/15/2009             879,657
          3,520,000   Public Service Co of Colorado ............       7.88%    10/01/2012           3,911,907
            900,000   Public Service Electric & Gas ............       5.13%    09/01/2012             927,620
          1,000,000   Puget Energy Inc .........................       7.96%    02/22/2010           1,123,220
            850,000   Puget Energy Inc .........................       7.69%    02/01/2011             951,022
          1,000,000   Pulte Homes Inc ..........................       8.13%    03/01/2011           1,123,461
          1,840,000   Pulte Homes Inc ..........................       7.88%    08/01/2011           2,045,820
          1,075,000   Pure Resources Inc .......................       7.13%    06/15/2011           1,213,116
          1,000,000   Quebecor World USA Inc ...................       7.75%    02/15/2009           1,041,722
            875,000   Quest Diagnostics ........................       7.50%    07/12/2011             990,938
            850,000   Quest Diagnostics ........................       6.75%    07/12/2006             918,000
            900,000   RadioShack Corp ..........................       7.38%    05/15/2011           1,010,309
          2,180,000   Raytheon Co ..............................       8.20%    03/01/2006           2,443,934
          1,465,000   Raytheon Co ..............................       5.50%    11/15/2012           1,484,363
          1,200,000   Raytheon Co ..............................       4.50%    11/15/2007           1,216,595
            700,000   Raytheon Co ..............................       8.30%    03/01/2010             824,922
          3,915,000   Raytheon Co ..............................       6.75%    08/15/2007           4,341,964
          4,375,000   Raytheon Co ..............................       6.55%    03/15/2010           4,691,753
          1,045,000   Raytheon Co ..............................       6.15%    11/01/2008           1,133,522
          1,500,000   Reed Elsevier Capital Inc ................       6.13%    08/01/2006           1,653,031
          3,700,000   Reed Elsevier Capital Inc ................       6.75%    08/01/2011           4,195,484
            740,000   Regency Centers LP .......................       6.75%    01/15/2012             795,611
          3,100,000   Regency Centers LP .......................       7.95%    01/15/2011           3,560,829
          1,500,000   Regions Financial Corp ...................       7.00%    03/01/2011           1,720,089
          1,790,000   Regions Financial Corp ...................       6.38%    05/15/2012           1,992,768


The accompanying notes are an integral part of these financial statements.


                                     SAI-286

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                    VALUE
-----------------------------------------------------------------------------------------------------------------------
USD       1,000,000   Reliastar Financial Corp .........................       6.50%    11/15/2008      $    1,108,548
            500,000   Republic New York Corp ...........................       5.88%    10/15/2008             531,380
            100,000   Republic New York Corp ...........................       7.75%    05/15/2009             116,469
          1,300,000   Republic Services Inc ............................       7.13%    05/15/2009           1,496,425
          1,350,000   Republic Services Inc ............................       6.75%    08/15/2011           1,486,401
          1,500,000   Rio Tinto Finance USA Ltd ........................       5.75%    07/03/2006           1,621,629
          3,000,000   RJ Reynolds Tobacco Holdings Inc .................       7.75%    05/15/2006           3,216,115
            900,000   RJ Reynolds Tobacco Holdings Inc .................       6.50%    06/01/2007             939,025
          1,300,000   RJ Reynolds Tobacco Holdings Inc .................       7.25%    06/01/2012           1,356,127
            900,000   Roadway Corp .....................................       8.25%    12/01/2008             998,024
            900,000   Rock-Tenn Co .....................................       8.20%    08/15/2011           1,007,546
            600,000   Rogers Cable Inc .................................       7.88%    05/01/2012             621,928
          1,800,000   Rohm & Haas Co ...................................       7.40%    07/15/2009           2,075,687
          1,140,000   Rouse Co/The .....................................       7.20%    09/12/2012           1,153,663
          1,150,000   Royal Bank of Scotland Group Plc .................       6.38%    02/01/2011           1,292,622
          1,000,000   Royal Bank of Scotland Group Plc .................       6.40%    04/01/2009           1,118,285
          4,980,000   Royal KPN NV .....................................       8.00%    10/01/2010           5,850,782
            900,000   Sabre Holdings Corp ..............................       7.35%    08/01/2011             969,560
          3,355,000   Safeway Inc ......................................       5.80%    08/15/2012           3,514,656
            565,000   Safeway Inc ......................................       7.00%    09/15/2007             636,169
          1,600,000   Safeway Inc ......................................       6.50%    11/15/2008           1,778,047
          2,800,000   Safeway Inc ......................................       7.50%    09/15/2009           3,195,173
          1,370,000   Safeway Inc ......................................       6.15%    03/01/2006           1,465,866
          1,685,000   Safeway Inc ......................................       6.50%    03/01/2011           1,835,508
          2,050,000   Safeway Inc ......................................       4.80%    07/16/2007           2,114,682
          4,000,000   Salomon Smith Barney Holdings Inc ................       6.50%    02/15/2008           4,460,086
          2,400,000   Salomon Smith Barney Holdings Inc ................       7.13%    10/01/2006           2,708,104
          1,900,000   Salomon Smith Barney Holdings Inc ................       7.38%    05/15/2007           2,187,490
          2,600,000   Salomon Smith Barney Holdings Inc ................       5.88%    03/15/2006           2,790,104
          2,600,000   Santander Central Hispano Issuances Ltd ..........       7.63%    11/03/2009           2,930,795
          3,195,000   Santander Central Hispano Issuances Ltd ..........       7.63%    09/14/2010           3,621,589
          2,850,000   Santander Financial Issuances ....................       7.00%    04/01/2006           3,109,521
          1,000,000   Santander Financial Issuances ....................       7.25%    05/30/2006           1,101,619
          4,750,000   Sanwa Finance Aruba AEC ..........................       8.35%    07/15/2009           5,062,411
          4,200,000   Sara Lee Corp ....................................       6.25%    09/15/2011           4,709,715
          7,300,000   SBC Communications Inc ...........................       5.75%    05/02/2006           7,914,523
          5,695,000   SBC Communications Inc ...........................       6.25%    03/15/2011           6,271,375
          3,780,000   SBC Communications Inc ...........................       5.88%    02/01/2012           4,077,531
          2,700,000   SBC Communications Inc ...........................       5.88%    08/15/2012           2,915,972
          2,400,000   SCANA Corp .......................................       6.88%    05/15/2011           2,700,180
            100,000   SCANA Corp .......................................       6.25%    02/01/2012             108,839


The accompanying notes are an integral part of these financial statements.


                                     SAI-287

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



---------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                       VALUE
---------------------------------------------------------------------------------------------------------------------------
USD       1,035,000   Scholastic Corp .....................................       5.75%    01/15/2007      $    1,108,598
          1,670,000   Science Applications International Corp .............       6.25%    07/01/2012           1,771,204
             15,000   Scripps Co (E.W.) ...................................       5.75%    07/15/2012              16,313
             10,000   Seacor Smit Inc .....................................       5.88%    10/01/2012              10,110
            800,000   Sears Roebuck Acceptance ............................       6.13%    01/15/2006             808,000
            250,000   Sears Roebuck Acceptance ............................       6.70%    11/15/2006             251,250
          1,500,000   Sears Roebuck Acceptance ............................       7.00%    06/15/2007           1,500,000
          2,000,000   Sears Roebuck Acceptance ............................       6.25%    05/01/2009           1,880,000
          3,730,000   Sears Roebuck Acceptance ............................       7.00%    02/01/2011           3,524,850
          4,275,000   Sears Roebuck Acceptance ............................       6.75%    08/15/2011           3,997,125
          2,010,000   Sears Roebuck Acceptance ............................       6.70%    04/15/2012           1,879,350
          1,835,000   Sempra Energy .......................................       7.95%    03/01/2010           2,083,559
            850,000   ServiceMaster Co/The ................................       7.88%    08/15/2009             968,298
            100,000   Sherwin-Williams Co/The .............................       6.85%    02/01/2007             112,105
          1,050,000   Simon Property Group LP .............................       6.35%    08/28/2012           1,090,151
          3,000,000   Simon Property Group LP .............................       7.13%    02/09/2009           3,334,654
            850,000   Simon Property Group LP .............................       7.38%    01/20/2006             916,881
            900,000   Simon Property Group LP .............................       7.75%    01/20/2011           1,013,128
          3,945,000   Simon Property Group LP .............................       6.38%    11/15/2007           4,241,527
          1,700,000   Skandinaviska Enskilda Banken AB ....................       6.88%    02/15/2009           1,896,990
          1,450,000   SLM Corp ............................................       5.13%    08/27/2012           1,470,838
          6,525,000   SLM Corp ............................................       5.63%    04/10/2007           7,067,413
          1,500,000   Smith International Inc .............................       6.75%    02/15/2011           1,623,905
          1,750,000   Snap-On Inc .........................................       6.25%    08/15/2011           1,943,611
          3,100,000   Societe Generale/NY .................................       7.40%    06/01/2006           3,530,796
          5,405,000   South Africa Government International Bond ..........       9.13%    05/19/2009           6,517,079
          4,450,000   South Africa Government International Bond ..........       7.38%    04/25/2012           4,892,019
          2,758,000   Southern Co Capital Funding Inc .....................       5.30%    02/01/2007           2,914,911
          3,325,000   Southern Power Co ...................................       6.25%    07/15/2012           3,501,693
          1,720,000   Southwest Airlines Co ...............................       5.50%    11/01/2006           1,776,760
          1,480,000   Southwest Airlines Co ...............................       6.50%    03/01/2012           1,588,306
          1,700,000   Southwestern Public Service Co ......................       5.13%    11/01/2006           1,616,442
          1,500,000   Spieker Properties Inc ..............................       7.25%    05/01/2009           1,663,940
          4,655,000   Sprint Capital Corp .................................       6.13%    11/15/2008           4,236,050
          4,700,000   Sprint Capital Corp .................................       6.38%    05/01/2009           4,277,000
          2,970,000   Sprint Capital Corp .................................       7.13%    01/30/2006           2,880,900
          6,150,000   Sprint Capital Corp .................................       8.38%    03/15/2012           6,150,000
          5,145,000   Sprint Capital Corp .................................       7.63%    01/30/2011           4,887,750
          7,225,000   Sprint Capital Corp .................................       6.00%    01/15/2007           6,791,500
          3,053,000   St Paul Cos .........................................       8.13%    04/15/2010           3,464,766
          2,500,000   St Paul Cos .........................................       5.75%    03/15/2007           2,605,471


The accompanying notes are an integral part of these financial statements.


                                     SAI-288

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                  VALUE
-----------------------------------------------------------------------------------------------------------------------
USD       850,000   Stancorp Financial Group Inc .....................       6.88%    10/01/2012      $      864,937
        2,000,000   Staples Inc ......................................       7.13%    08/15/2007           2,196,444
        1,150,000   Steelcase Inc ....................................       6.38%    11/15/2006           1,197,478
        2,475,000   Stora Enso Oyj ...................................       7.38%    05/15/2011           2,871,946
        2,505,000   Sumitomo Bank International Fin ..................       8.50%    06/15/2009           2,882,928
        3,030,000   Sumitomo Mitsui Banking Corp/New York ............       8.00%    06/15/2012           3,421,425
        1,100,000   Sun Microsystems Inc .............................       7.50%    08/15/2006           1,181,248
        2,055,000   Sun Microsystems Inc .............................       7.65%    08/15/2009           2,213,970
          700,000   Sunoco Inc .......................................       7.75%    09/01/2009             773,477
        1,000,000   Sunoco Inc .......................................       6.75%    04/01/2011           1,049,765
        1,000,000   Sunoco Logistics Partners Operations LP ..........       7.25%    02/15/2012           1,070,410
        3,398,000   Suntrust Bank ....................................       6.38%    04/01/2011           3,811,558
        1,000,000   SunTrust Banks Inc ...............................       7.38%    07/01/2006           1,146,334
        2,975,000   SunTrust Banks Inc ...............................       7.75%    05/01/2010           3,555,485
          800,000   SunTrust Banks Inc ...............................       6.05%    07/01/2007             861,490
        1,765,000   Supervalue Inc ...................................       7.50%    05/15/2012           1,903,270
        2,000,000   Sysco International Co ...........................       6.10%    06/01/2012           2,252,303
          256,054   System Energy Resources Inc ......................       7.43%    01/15/2011             266,185
        1,600,000   Tampa Electric Co ................................       6.88%    06/15/2012           1,720,740
        1,205,000   Tampa Electric Co ................................       6.38%    08/15/2012           1,253,191
        4,820,000   Target Corp ......................................       5.38%    06/15/2009           5,165,242
        2,290,000   Target Corp ......................................       5.40%    10/01/2008           2,467,450
        3,755,000   Target Corp ......................................       5.88%    03/01/2012           4,043,960
        2,570,000   Target Corp ......................................       7.50%    08/15/2010           3,012,830
        3,450,000   Target Corp ......................................       5.95%    05/15/2006           3,757,279
          800,000   Target Corp ......................................       6.35%    01/15/2011             880,466
        1,600,000   Target Corp ......................................       5.50%    04/01/2007           1,723,142
        1,000,000   Target Corp ......................................      10.00%    01/01/2011           1,340,092
        4,000,000   TCI Communications Inc ...........................       6.88%    02/15/2006           4,204,319
        1,000,000   TECO Energy Inc ..................................       7.20%    05/01/2011             830,000
        4,060,000   TECO Energy Inc ..................................       6.13%    05/01/2007           3,491,600
        1,250,000   TECO Energy Inc ..................................       7.00%    05/01/2012           1,025,000
        2,220,000   Tele-Communications-TCI Group ....................       9.80%    02/01/2012           2,636,492
        2,000,000   Telecomunicaciones de Puerto Rico Inc ............       6.65%    05/15/2006           2,141,141
        1,400,000   Telecomunicaciones de Puerto Rico Inc ............       6.80%    05/15/2009           1,473,145
        7,775,000   Telefonica Europe BV .............................       7.75%    09/15/2010           8,979,534
        4,500,000   Telefonos de Mexico SA de CV .....................       8.25%    01/26/2006           4,927,500
        1,700,000   Telstra Corp Ltd .................................       6.38%    04/01/2012           1,830,134
        1,900,000   Temple-Inland Inc ................................       7.88%    05/01/2012           2,112,019
        1,050,000   Temple-Inland Inc ................................       6.75%    03/01/2009           1,112,104
        2,500,000   Tenet Healthcare Corp ............................       5.38%    11/15/2006           2,275,000


The accompanying notes are an integral part of these financial statements.


                                     SAI-289

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




-----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                            VALUE
-----------------------------------------------------------------------------------------------------------------------
USD       1,830,000   Tenet Healthcare Corp ....................       6.50%    06/01/2012      $    1,647,000
          3,275,000   Tenet Healthcare Corp ....................       6.38%    12/01/2011           2,947,500
          1,550,000   TEPPCO Partners LP .......................       7.63%    02/15/2012           1,580,328
          1,500,000   Texaco Capital Inc .......................       7.09%    02/01/2007           1,713,470
          1,070,000   Texaco Capital Inc .......................       5.50%    01/15/2009           1,177,487
          1,360,000   Texas Eastern Transmission LP ............       7.30%    12/01/2010           1,513,002
            700,000   Texas Eastern Transmission LP ............       5.25%    07/15/2007             727,659
          1,600,000   Texas Instruments Inc ....................       6.13%    02/01/2006           1,686,610
          1,975,000   Textron Financial Corp ...................       5.88%    06/01/2007           2,075,951
          1,920,000   Textron Inc ..............................       6.00%    11/20/2009           2,013,529
          1,400,000   Textron Inc ..............................       6.50%    06/01/2012           1,547,784
          3,475,000   Thomson Corp/The .........................       6.20%    01/05/2012           3,715,959
          1,025,000   Thomson Corp/The .........................       5.75%    02/01/2008           1,107,056
          1,500,000   Time Warner Entertainment Co LP ..........       8.88%    10/01/2012           1,799,206
          1,400,000   Time Warner Entertainment Co LP ..........       7.25%    09/01/2008           1,508,437
          2,935,000   Time Warner Inc ..........................       8.11%    08/15/2006           3,184,982
          3,600,000   Time Warner Inc ..........................       8.18%    08/15/2007           3,996,255
            197,000   Times Mirror Co ..........................       7.45%    10/15/2009             229,087
          1,200,000   Toll Brothers Inc ........................       6.88%    11/15/2012           1,225,736
            100,000   Torchmark Corp ...........................       6.25%    12/15/2006             107,419
            644,000   Toronto-Dominion Bank-Ny .................       6.15%    10/15/2008             713,740
            100,000   Tosco Corp ...............................       7.63%    05/15/2006             113,710
          2,000,000   Tosco Corp ...............................       7.25%    01/01/2007           2,267,126
            100,000   Toyota Motor Credit Corp .................       5.65%    01/15/2007             109,282
          4,875,000   Toyota Motor Credit Corp .................       5.50%    12/15/2008           5,304,208
          1,430,000   Toys R US Inc ............................       7.63%    08/01/2011           1,358,500
            900,000   TransAlta Corp ...........................       6.75%    07/15/2012             916,072
            100,000   Transamerica Corp ........................       6.75%    11/15/2006             110,926
          1,000,000   TransCanada PipeLines Ltd ................       6.49%    01/21/2009           1,070,251
          2,070,000   Transelec SA .............................       7.88%    04/15/2011           2,274,186
          2,200,000   Transocean Inc ...........................       6.63%    04/15/2011           2,428,151
          3,080,000   Transocean Inc ...........................       9.50%    12/15/2008           3,898,328
            700,000   Tribune Co ...............................       6.88%    11/01/2006             789,530
            750,000   TRW Inc ..................................       8.75%    05/15/2006             863,992
          2,900,000   TRW Inc ..................................       7.13%    06/01/2009           3,258,965
          3,946,000   TRW Inc ..................................       7.63%    03/15/2006           4,391,579
          4,980,000   Tyson Foods Inc ..........................       7.25%    10/01/2006           5,594,403
          3,375,000   Tyson Foods Inc ..........................       8.25%    10/01/2011           4,018,750
          1,000,000   UBS Paine Webber Group Inc ...............       7.63%    10/15/2008           1,192,291
            500,000   UBS Paine Webber Group Inc ...............       6.55%    04/15/2008             563,185
          1,500,000   UBS Paine Webber Group Inc ...............       7.63%    12/01/2009           1,793,094


The accompanying notes are an integral part of these financial statements.


                                     SAI-290

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                             VALUE
-----------------------------------------------------------------------------------------------------------------------
USD       9,100,000   UFJ Bank Ltd/NY ...........................       7.40%    06/15/2011      $    9,001,257
          6,250,000   Unilever Capital Corp .....................       7.13%    11/01/2010           7,392,587
            700,000   Union Bank Switzerland-Ny .................       7.25%    07/15/2006             797,091
             27,000   Union Camp Corp ...........................       7.00%    08/15/2006              29,674
          1,755,000   Union Carbide Corp ........................       6.70%    04/01/2009           1,808,782
            200,000   Union Oil Co Of California ................       9.13%    02/15/2006             233,670
          2,000,000   Union Oil Co Of California ................       7.35%    06/15/2009           2,253,572
          1,600,000   Union Oil Co Of California ................       5.05%    10/01/2012           1,584,687
            530,000   Union Pacific Corp ........................       6.65%    01/15/2011             596,807
          2,800,000   Union Pacific Corp ........................       5.75%    10/15/2007           3,060,889
          3,150,000   Union Pacific Corp ........................       6.50%    04/15/2012           3,558,546
            125,000   Union Pacific Corp ........................       6.79%    11/09/2007             141,943
          2,475,000   Union Pacific Corp ........................       7.25%    11/01/2008           2,887,933
            120,000   Union Pacific Corp ........................       6.63%    02/01/2008             136,045
            200,000   Union Pacific Corp ........................       6.40%    02/01/2006             218,063
          3,380,000   Union Planters Bank NA ....................       5.13%    06/15/2007           3,607,265
          1,775,000   Union Planters Corp .......................       7.75%    03/01/2011           2,076,079
          1,400,000   United AirLines Inc .......................       7.73%    07/01/2010           1,064,000
          1,136,840   United AirLines Inc .......................       7.03%    10/01/2010             909,472
            525,144   United AirLines Inc .......................       7.19%    04/01/2011             393,858
            900,000   United AirLines Inc .......................       6.20%    09/01/2008             702,000
         27,875,000   United States Treasury Note ...............       3.00%    11/15/2007          28,212,566
         25,000,000   United States Treasury Note/Bond ..........       5.63%    02/15/2006          27,677,750
          5,350,000   United States Treasury Note/Bond ..........       3.25%    08/15/2007           5,483,001
         18,785,000   United States Treasury Note/Bond ..........       4.38%    08/15/2012          19,639,343
          1,895,000   United Technologies Corp ..................       6.50%    06/01/2009           2,177,980
          4,465,000   United Technologies Corp ..................       7.13%    11/15/2010           5,242,436
          1,680,000   United Technologies Corp ..................       6.35%    03/01/2011           1,893,352
          1,300,000   United Technologies Corp ..................       4.88%    11/01/2006           1,378,767
          2,525,000   United Technologies Corp ..................       6.10%    05/15/2012           2,836,096
          2,100,000   United Utilities Plc ......................       6.45%    04/01/2008           2,179,454
          2,500,000   UnitedHealth Group Inc ....................       5.20%    01/17/2007           2,636,517
          1,625,000   Unitrin Inc ...............................       5.75%    07/01/2007           1,638,923
            900,000   Universal Health Services Inc .............       6.75%    11/15/2011             925,567
          1,965,000   Univision Communications Inc ..............       7.85%    07/15/2011           2,201,555
          2,390,000   UnumProvident Corp ........................       7.63%    03/01/2011           2,354,082
          2,400,000   US Bancorp ................................       5.10%    07/15/2007           2,579,378
          1,800,000   US Bancorp ................................       3.95%    08/23/2007           1,843,521
          8,365,000   US Bank National Association ..............       6.38%    08/01/2011           9,391,858
            550,000   US Bank National Association ..............       6.30%    07/15/2008             621,130
          1,000,000   Usfreightways Corp ........................       8.50%    04/15/2010           1,097,763


The accompanying notes are an integral part of these financial statements.


                                     SAI-291

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



--------------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                            VALUE
--------------------------------------------------------------------------------------------------------------------------------
USD       3,000,000  UST Inc .........................................................     6.63%  07/15/2012    $    3,300,390
          3,225,000  USX Corp/Consolidated ...........................................     6.85%  03/01/2008         3,634,989
          1,000,000  Vale Overseas Ltd ...............................................     8.63%  03/08/2007           996,650
          2,225,000  Valero Energy Corp ..............................................     6.88%  04/15/2012         2,325,544
            120,000  Valero Energy Corp ..............................................     6.13%  04/15/2007           124,523
          3,000,000  Valero Energy Corp ..............................................     7.38%  06/30/2006         3,241,098
          1,250,000  Valspar Corp ....................................................     6.00%  05/01/2007         1,326,403
            700,000  Varco International Inc .........................................     7.25%  05/01/2011           732,128
          1,000,000  Vastar Resources Inc ............................................     6.50%  04/01/2009         1,148,853
            900,000  Vectren Utility Holdings Inc ....................................     6.63%  12/01/2011           995,592
          8,150,000  Verizon Global Funding Corp .....................................     7.25%  12/01/2010         9,264,833
          3,355,000  Verizon Global Funding Corp .....................................     6.88%  06/15/2012         3,724,082
          4,295,000  Verizon Global Funding Corp .....................................     7.38%  09/01/2012         4,935,491
          1,165,000  Verizon Global Funding Corp .....................................     7.60%  03/15/2007         1,326,620
          1,080,000  Verizon Maryland Inc ............................................     6.13%  03/01/2012         1,162,195
          3,300,000  Verizon New Jersey Inc ..........................................     5.88%  01/17/2012         3,489,438
          3,625,000  Verizon New York Inc ............................................     6.88%  04/01/2012         4,058,877
          3,475,000  Verizon Pennsylvania ............................................     5.65%  11/15/2011         3,628,654
          8,700,000  Verizon Wireless Capital LLC ....................................     5.38%  12/15/2006         9,074,506
          3,000,000  Verizon/New England .............................................     6.50%  09/15/2011         3,308,591
          7,065,000  Viacom Inc ......................................................     7.70%  07/30/2010         8,390,668
          2,070,000  Viacom Inc ......................................................     6.63%  05/15/2011         2,339,182
          1,950,000  Viacom Inc ......................................................     5.63%  05/01/2007         2,112,532
          2,690,000  Viacom Inc ......................................................     5.63%  08/15/2012         2,875,284
          2,700,000  Viacom Inc ......................................................     6.40%  01/30/2006         2,956,092
          2,280,000  Virginia Electric and Power Co ..................................     5.38%  02/01/2007         2,420,561
          2,410,000  Virginia Electric and Power Co ..................................     5.75%  03/31/2006         2,565,464
          1,560,000  Visteon Corp ....................................................     8.25%  08/01/2010         1,656,603
            300,000  Vodafone Americas Asia Inc ......................................     7.50%  07/15/2006           341,494
          2,700,000  Vodafone Americas Asia Inc ......................................     6.65%  05/01/2008         3,034,045
          8,620,000  Vodafone Group Plc ..............................................     7.75%  02/15/2010        10,157,826
          3,500,000  Vodafone Group Plc ..............................................     3.95%  01/30/2008         3,531,512
          3,003,000  Voicestream Wireless Corp/Voicestream Wireless Holding Corp .....    10.38%  11/15/2009         3,153,150
          1,915,000  Vornado Realty Trust ............................................     5.63%  06/15/2007         1,944,489
          1,000,000  Vulcan Materials Co .............................................     6.00%  04/01/2009         1,092,201
          3,755,000  Wachovia Bank NA/Charlotte ......................................     7.80%  08/18/2010         4,527,261
          2,000,000  Wachovia Bank NA/Charlotte ......................................     5.80%  12/01/2008         2,208,748
          1,000,000  Wachovia Bank NA/Charlotte ......................................     7.88%  02/15/2010         1,195,213
          1,600,000  Wachovia Bank NA/Old ............................................     4.85%  07/30/2007         1,700,899
          1,900,000  Wachovia Corp ...................................................     7.50%  07/15/2006         2,175,090
          2,110,000  Wachovia Corp ...................................................     6.40%  04/01/2008         2,390,606



The accompanying notes are an integral part of these financial statements.


                                     SAI-292

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




-----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                           VALUE
-----------------------------------------------------------------------------------------------------------------------
USD       300,000   Wachovia Corp .............................       6.30%    04/15/2028      $      337,963
        1,000,000   Wachovia Corp .............................       6.00%    10/30/2008           1,113,911
        9,478,000   Wachovia Corp .............................       4.95%    11/01/2006          10,144,224
        1,000,000   Wachovia Corp/Old .........................       6.38%    02/01/2009           1,127,054
          365,000   Wachovia Corp/Old .........................       6.15%    03/15/2009             407,712
        1,250,000   Wachovia Corp/Old .........................       6.25%    08/04/2008           1,409,888
        5,275,000   Wal-Mart Stores Inc .......................       5.45%    08/01/2006           5,751,643
        4,850,000   Wal-Mart Stores Inc .......................       4.38%    07/12/2007           5,113,173
       12,075,000   Wal-Mart Stores Inc .......................       6.88%    08/10/2009          14,122,331
        3,965,000   Walt Disney Co ............................       6.38%    03/01/2012           4,338,691
        1,600,000   Walt Disney Co ............................       5.38%    06/01/2007           1,696,026
        1,500,000   Walt Disney Co ............................       5.50%    12/29/2006           1,608,370
        4,540,000   Walt Disney Co ............................       6.75%    03/30/2006           4,997,043
        4,445,000   Washington Mutual Bank FA .................       6.88%    06/15/2011           4,973,144
        5,055,000   Washington Mutual Financial Corp ..........       6.25%    05/15/2006           5,519,513
           55,000   Washington Mutual Financial Corp ..........       6.88%    05/15/2011              61,679
           50,000   Washington Mutual Financial Corp ..........       7.25%    06/15/2006              56,148
        2,545,000   Washington Mutual Inc .....................       7.50%    08/15/2006           2,893,538
        3,000,000   Washington Mutual Inc .....................       8.25%    04/01/2010           3,531,524
        6,970,000   Washington Mutual Inc .....................       5.63%    01/15/2007           7,500,844
        2,825,000   Washington Mutual Inc .....................       4.38%    01/15/2008           2,894,356
          900,000   Washington Post ...........................       5.50%    02/15/2009             975,139
        1,000,000   Weatherford International Ltd .............       6.63%    11/15/2011           1,098,295
        3,010,000   WellPoint Health Networks .................       6.38%    06/15/2006           3,279,653
          900,000   WellPoint Health Networks .................       6.38%    01/15/2012             983,941
        2,850,000   Wells Fargo & Co ..........................       5.13%    09/01/2012           2,944,129
        6,615,000   Wells Fargo & Co ..........................       5.90%    05/21/2006           7,263,424
        2,285,000   Wells Fargo & Co ..........................       6.38%    08/01/2011           2,555,199
        3,000,000   Wells Fargo & Co ..........................       5.13%    02/15/2007           3,225,786
        1,500,000   Wells Fargo & Co ..........................       5.25%    12/01/2007           1,620,936
          100,000   Wells Fargo (OLD) .........................       6.88%    04/01/2006             112,257
          800,000   Wells Fargo (OLD) .........................       7.13%    08/15/2006             912,602
          800,000   Wells Fargo (OLD) .........................       6.25%    04/15/2008             898,101
        1,850,000   Wells Fargo Bank NA .......................       7.55%    06/21/2010           2,194,960
        5,900,000   Wells Fargo Bank NA .......................       6.45%    02/01/2011           6,623,188
        3,000,000   Wells Fargo Financial Inc .................       6.13%    02/15/2006           3,296,662
        1,750,000   Wells Fargo Financial Inc .................       5.88%    08/15/2008           1,941,892
        1,300,000   Wells Fargo Financial Inc .................       6.13%    04/18/2012           1,435,530
        5,000,000   Wells Fargo Financial Inc .................       4.88%    06/12/2007           5,320,549
        1,500,000   Wells Fargo Financial Inc .................       5.50%    08/01/2012           1,589,862
          600,000   Wendy's International Inc .................       6.25%    11/15/2011             658,798


The accompanying notes are an integral part of these financial statements.


                                     SAI-293

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
INTERMEDIATE CORPORATE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




-----------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                VALUE
-----------------------------------------------------------------------------------------------------------------------
USD       2,100,000   Westdeutsche Landesbank/New York .............   6.05%        01/15/2009      $    2,313,245
          1,750,000   Weyerhaeuser Co ..............................   6.00%        08/01/2006           1,860,753
          3,200,000   Weyerhaeuser Co ..............................   5.95%        11/01/2008           3,404,781
          3,540,000   Weyerhaeuser Co ..............................   6.13%        03/15/2007           3,795,387
          8,260,000   Weyerhaeuser Co ..............................   6.75%        03/15/2012           9,000,105
          1,200,000   Weyerhaeuser Co ..............................   5.25%        12/15/2009           1,218,142
          1,875,000   Wharf International Finance Ltd ..............   7.63%        03/13/2007           2,098,131
          1,000,000   Whirlpool Corp ...............................   8.60%        05/01/2010           1,199,917
          2,000,000   Wisconsin Energy Corp ........................   5.88%        04/01/2006           2,151,337
          1,700,000   Wisconsin Energy Corp ........................   6.50%        04/01/2011           1,879,544
            900,000   Wisconsin Energy Corp ........................   5.50%        12/01/2008             964,002
          2,850,000   Wyeth ........................................   6.25%        03/15/2006           3,073,645
          4,140,000   Wyeth ........................................   6.70%        03/15/2011           4,630,663
            750,000   Xcel Energy Inc ..............................   7.00%        12/01/2010             637,500
          1,700,000   XL Capital Europe PLC ........................   6.50%        01/15/2012           1,810,391
          1,740,000   Yorkshire Power Finance ......................   6.50%        02/25/2008           1,849,277
-----------------------------------------------------------------------------------------------------------------------
                                                                                                     3,900,713,010
-----------------------------------------------------------------------------------------------------------------------
                      TOTAL DEBT INSTRUMENTS .......................                                 3,917,743,082
-----------------------------------------------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
                      UNITSCOLLECTIVE INVESTMENT FUNDS -- 25.3%
124,637,576           Passive 1-3 Year Credit Index Fund(2) ........                                 1,329,259,753
-----------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS -- 100%
(COST $4,952,942,076) ............................................                                   5,247,002,835
=======================================================================================================================



1 Step Coupon Bond. Rate disclosed was that which was in effect at December 31, 2002.


2   Collective investment fund advised by State Street Global Advisors. USD :
    United States Dollar



   The accompanying notes are an integral part of these financial statements.


                                    SAI-294

--------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
              INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
                       INTERMEDIATE CORPORATE INDEX FUND


                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

   State Street Bank and Trust Company ("State Street Bank") Intermediate Corporate Index Securities Lending Fund and State Street Bank and Trust Company Intermediate Corporate Index Fund (collectively, the "Fund") were formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to match the return of the Lehman Brothers Intermediate Corporate Bond Index. State Street Bank is Trustee, custodian, and recordkeeper of the Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

   A. SECURITY VALUATION

      Fixed income investments are valued on the basis of valuations furnished by a pricing service approved by the Trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.

   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.

      Collective investment funds, in which the Fund invests, may retain investment income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income of the underlying funds.

   C. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.

   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit.



                                    SAI-295

--------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
              INTERMEDIATE CORPORATE INDEX SECURITIES LENDING FUND
                       INTERMEDIATE CORPORATE INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002



   E. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Fund indirectly bears the expenses paid by the underlying funds, if any. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.

   F. DISTRIBUTIONS TO PARTICIPANTS

      Net investment income (excluding security lending fee income, if any) and net realized gains are retained by the Fund. Income generated by security lending, if any, is distributed monthly to participants of the Lending Fund.

3. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

   The participants in the Intermediate Corporate Index Securities Lending Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Intermediate Corporate Index Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activity. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and financial highlights of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activity) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

   Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 2002, the market value of securities loaned by the Lending Fund are disclosed on the Statement of Assets and Liabilities. Cash collateral provided by the Borrowers is recorded on the Statement of Assets and Liabilities and is invested in State Street Bank and Trust Company Quality D Short-Term Investment Fund.

   A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Securities lending fee income, if any, is recorded on an accrual basis by the Lending Fund.

   State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.

4. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2002 were $6,687,130,097 and $3,919,243,513, respectively.



                                    SAI-296

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Passive 1-3 Year Credit Index Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Passive 1-3 Year Credit Index Fund at December 31, 2002, and the results of its operations, the changes in its net assets and the financial highlights for the period indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities at December 31, 2002 by correspondence with the custodian, provides a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 21, 2003


                                    SAI-297

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
PASSIVE 1-3 YEAR CREDIT INDEX FUND


Statement of Assets and Liabilities
December 31, 2002




-------------------------------------------------------------------------------------------------
ASSETS
Investments in securities, at value (cost $1,320,962,034) .....................    $1,354,434,707
Receivable for investments sold ...............................................        44,594,001
Interest receivable ...........................................................        20,812,398
-------------------------------------------------------------------------------------------------
   Total assets ...............................................................     1,419,841,106
-------------------------------------------------------------------------------------------------
LIABILITIES
Payable for investments purchased .............................................        59,201,590
Accrued expenses ..............................................................            26,724
-------------------------------------------------------------------------------------------------
   Total liabilities ..........................................................        59,228,314
-------------------------------------------------------------------------------------------------
NET ASSETS (equivalent to $10.67 per unit based on 127,573,239 units outstanding)  $1,360,612,792
=================================================================================================




   The accompanying notes are an integral part of these financial statements.

                                    SAI-298

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
PASSIVE 1-3 YEAR CREDIT INDEX FUND

Statement of Operations
Year Ended December 31, 2002(a)



INVESTMENT INCOME
 Interest ...............................................................    $ 48,324,759
-------------------------------------------------------------------------------------------------
   Total investment income ..............................................      48,324,759
-------------------------------------------------------------------------------------------------
EXPENSES
 Custody ................................................................         235,286
 Audit ..................................................................          20,500
 Other ..................................................................          17,355
-------------------------------------------------------------------------------------------------
   Total expenses .......................................................         273,141
-------------------------------------------------------------------------------------------------
   Net investment income (loss) .........................................      48,051,618
-------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ..........................................................      (5,682,843)
-------------------------------------------------------------------------------------------------
                                                                               (5,682,843)
-------------------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ..........................................................      33,472,673
-------------------------------------------------------------------------------------------------
                                                                               33,472,673
-------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) ................................      27,789,830
-------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .........    $ 75,841,448
=================================================================================================



(a)        The Fund commenced operations on January 7, 2002.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-299

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
PASSIVE 1-3 YEAR CREDIT INDEX FUND

Statement of Changes in Net Assets
Year Ended December 31, 2002(a)

--------------------------------------------------------------------------------


FROM OPERATIONS
Net investment income (loss) ......................................................    $   48,051,618
Net realized gain (loss) ..........................................................        (5,682,843)
Net change in unrealized appreciation (depreciation) ..............................        33,472,673
-----------------------------------------------------------------------------------------------------
 Net increase (decrease) in net assets resulting from operations ..................        75,841,448
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from participant transactions .....     1,284,771,344
-----------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS .............................................     1,360,612,792
NET ASSETS
 Beginning of year ................................................................                 0
-----------------------------------------------------------------------------------------------------
 End of year ......................................................................    $1,360,612,792
=====================================================================================================



(a)        The Fund commenced operations on January 7, 2002.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-300

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
PASSIVE 1-3 YEAR CREDIT INDEX FUND

Statement of Changes in Net Assets (Continued)


                                                             YEAR ENDED DECEMBER 31, 2002(a)
                                                         ---------------------------------------
                                                               UNITS                AMOUNT
                                                         -----------------   -------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
Units issued .........................................       240,930,465      $  2,447,214,194
Units redeemed .......................................      (113,357,226)       (1,162,442,850)
------------------------------------------------------------------------------------------------
Net increase (decrease) ..............................       127,573,239      $  1,284,771,344
================================================================================================



Units in excess of 10% of the Fund units outstanding at December 31, 2002 held by 2 of the Fund's unitholders aggregated 98% of the Fund's total units outstanding.

(a)        The Fund commenced operations on January 7, 2002.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-301

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
PASSIVE 1-3 YEAR CREDIT INDEX FUND


Financial Highlights
Year ended December 31, 2002 (a)
(For a Unit of Participation Outstanding Throughout the Year)




SELECTED PER UNIT DATA
Net asset value, beginning of year ....................    $  10.00
-------------------------------------------------------------------
Net investment income (loss) (b) ......................        0.43
Net realized and unrealized gain (loss) ...............        0.24
-------------------------------------------------------------------
Total from investment operations ......................        0.67
-------------------------------------------------------------------
Net asset value, end of year ..........................    $  10.67
===================================================================
Total return (%) (c) ..................................        6.65
===================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) (d) (e) .........................        0.02
-------------------------------------------------------------------
Ratio of net investment income (loss) (%) (d) .........        4.21
-------------------------------------------------------------------
Portfolio turnover (%) ................................      136.00
-------------------------------------------------------------------



(a)        The Fund commenced operations on January 7, 2002.

(b) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(c) Total return calculation (not annualized for the period ended December 31, 2002) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(d)        Not annualized.

(e) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-302

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
PASSIVE 1-3 YEAR CREDIT INDEX FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




----------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                            VALUE
----------------------------------------------------------------------------------------------------------------
                      DEBT INSTRUMENTS -- 98.6%
                      CANADA -- 1.0%
 USD       6,265,000  Canadian Government Bond .................       6.38%    11/30/2004      $    6,819,805
             350,000  Canadian National Railway Co .............       7.00%    03/15/2004             369,301
           3,500,000  Export Development Canada ................       2.75%    12/12/2005           3,543,185
           2,900,000  Province of Ontario ......................       2.63%    12/15/2005           2,921,405
----------------------------------------------------------------------------------------------------------------
                                                                                                    13,653,696
----------------------------------------------------------------------------------------------------------------
                      UNITED STATES -- 97.6%
 USD       1,300,000  3M Co ....................................       4.15%    06/30/2005           1,364,693
             100,000  Abbey National First Capital BV ..........       8.20%    10/15/2004             110,754
           3,500,000  Abbey National Plc .......................       6.69%    10/17/2005           3,873,849
           8,000,000  Abbott Laboratories ......................       5.13%    07/01/2004           8,422,637
           4,600,000  ABN Amro Bank NV/Chicago .................       7.25%    05/31/2005           5,086,445
             100,000  Ace INA Holdings Inc .....................       8.20%    08/15/2004             108,540
             100,000  African Development Bank .................       6.75%    10/01/2004             108,099
           2,500,000  African Development Bank .................       3.25%    07/29/2005           2,558,816
             100,000  Alabama Power Co .........................       5.49%    11/01/2005             107,424
           2,450,000  Alabama Power Co .........................       4.88%    09/01/2004           2,553,047
           2,650,000  Alcoa Inc ................................       7.25%    08/01/2005           2,963,640
           4,620,000  Allstate Corp/The ........................       7.88%    05/01/2005           5,177,034
             265,000  Alltel Corp ..............................       7.25%    04/01/2004             280,229
           2,500,000  Amerada Hess Corp ........................       5.30%    08/15/2004           2,607,434
           1,000,000  AmerenEnergy Generating Co ...............       7.75%    11/01/2005           1,100,920
             775,000  American Express Co ......................       6.75%    06/23/2004             829,215
             410,000  American Express Co ......................       6.88%    11/01/2005             457,593
           2,200,000  American Express Credit Corp .............       4.25%    02/07/2005           2,288,491
             475,000  American General Corp ....................       7.75%    04/01/2005             528,988
             525,000  American General Finance Corp ............       7.25%    05/15/2005             580,539
           1,600,000  American General Finance Corp ............       5.88%    12/15/2005           1,734,007
           4,800,000  American General Finance Corp ............       7.45%    01/15/2005           5,274,746
           2,000,000  American International Group .............       2.85%    12/01/2005           2,021,028
           1,275,000  Amvescap Plc .............................       6.60%    05/15/2005           1,383,273
           3,400,000  AOL Time Warner Inc ......................       5.63%    05/01/2005           3,468,000
           1,300,000  AON Corp .................................       6.90%    07/01/2004           1,314,210
             100,000  AON Corp .................................       8.65%    05/15/2005             105,160
           1,800,000  Appalachian Power Co .....................       4.80%    06/15/2005           1,764,000
             150,000  Aramark Services Inc .....................       6.75%    08/01/2004             156,083
           1,200,000  Arizona Public Service ...................       7.63%    08/01/2005           1,312,818
           2,000,000  Ashland Inc ..............................       7.83%    08/15/2005           2,107,683
           5,100,000  Asian Development Bank ...................       6.25%    10/24/2005           5,649,527


The accompanying notes are an integral part of these financial statements.


                                     SAI-303

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
PASSIVE 1-3 YEAR CREDIT INDEX FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002 (Continued)




--------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                      VALUE
--------------------------------------------------------------------------------------------------------------------------
 USD       3,305,000  Asian Development Bank .............................       5.50%    04/23/2004      $    3,477,974
           4,200,000  Asian Development Bank .............................       7.50%    05/31/2005           4,735,904
             300,000  Associates Corp Of N. America ......................       6.63%    06/15/2005             328,394
           2,050,000  Associates Corp Of N. America ......................       7.75%    02/15/2005           2,271,169
             100,000  Associates Corp Of N. America ......................       6.38%    11/15/2005             109,805
             620,000  Associates Corp Of N. America ......................       6.10%    01/15/2005             664,134
             600,000  Associates Corp Of N. America ......................       6.20%    05/16/2005             649,134
             800,000  Associates Corp Of N. America ......................       6.00%    07/15/2005             866,001
           6,059,000  Associates Corp Of N. America ......................       5.80%    04/20/2004           6,369,775
           2,092,000  AT&T Capital Corp ..................................       6.60%    05/15/2005           2,195,935
           7,385,000  AT&T Corp ..........................................       6.38%    03/15/2004           7,589,383
           1,000,000  AT&T Wireless Services Inc .........................       6.88%    04/18/2005           1,015,000
             100,000  Atlantic Richfield Co ..............................      10.88%    07/15/2005             121,460
           2,110,000  Australia & New Zealand Banking Group Ltd ..........       6.25%    02/01/2004           2,203,968
           1,500,000  Avnet Inc ..........................................       7.88%    02/15/2005           1,455,000
             800,000  Avon Products Inc ..................................       6.90%    11/15/2004             867,887
           2,000,000  AXA Financial Inc ..................................       9.00%    12/15/2004           2,219,818
           2,350,000  Banco Nacional Comercio Exterior ...................       7.25%    02/02/2004           2,473,375
           3,115,000  Bank of America Corp ...............................       7.88%    05/16/2005           3,508,663
             200,000  Bank of America Corp ...............................       6.88%    02/15/2005             218,941
           1,400,000  Bank of America Corp ...............................       7.75%    08/15/2004           1,528,850
           3,500,000  Bank of America Corp ...............................       6.38%    05/15/2005           3,821,426
           5,960,000  Bank of America Corp ...............................       6.63%    06/15/2004           6,367,085
             100,000  Bank of America Corp ...............................       5.75%    03/01/2004             104,573
           1,500,000  Bank of America Corp ...............................       6.13%    07/15/2004           1,596,215
             525,000  Bank of New York Co Inc/The ........................       8.50%    12/15/2004             586,258
           1,091,000  Bank One Corp ......................................       5.63%    02/17/2004           1,135,862
           7,500,000  Bank One Corp ......................................       7.63%    08/01/2005           8,447,549
           1,250,000  Bank One Corp ......................................       7.00%    07/15/2005           1,386,223
           2,600,000  BankAmerica Corp/Old ...............................       7.63%    06/15/2004           2,813,627
           2,000,000  BankBoston Corp ....................................       6.63%    02/01/2004           2,092,647
           1,000,000  Barcelona Spain ....................................       8.13%    02/15/2005           1,123,173
           3,000,000  Bayerische Landesbank Girozentrale/NY ..............       6.38%    10/15/2005           3,307,370
              68,000  BB&T Corp ..........................................       6.38%    06/30/2005              74,307
             100,000  BBV International Finance Cayman ...................       6.88%    07/01/2005             108,807
           2,000,000  Bear Stearns Cos Inc/The ...........................       8.75%    03/15/2004           2,155,659
             200,000  Bear Stearns Cos Inc/The ...........................       6.63%    10/01/2004             214,000
           1,250,000  Bear Stearns Cos Inc/The ...........................       6.65%    12/01/2004           1,346,251
             900,000  Bear Stearns Cos Inc/The ...........................       6.25%    07/15/2005             975,125
           2,700,000  Bear Stearns Cos Inc/The ...........................       6.15%    03/02/2004           2,821,739
           2,350,000  Bear Stearns Cos Inc/The ...........................       7.63%    02/01/2005           2,585,540


The accompanying notes are an integral part of these financial statements.


                                     SAI-304

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
PASSIVE 1-3 YEAR CREDIT INDEX FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002 (Continued)



--------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                 VALUE
--------------------------------------------------------------------------------------------------------------------------
 USD       100,000  Bellsouth Telecommunications ....................       6.50%    06/15/2005      $      109,720
           400,000  Bellsouth Telecommunications ....................       6.38%    06/15/2004             425,180
           100,000  Block Financial Corp ............................       6.75%    11/01/2004             105,427
         2,560,000  Boeing Capital Corp .............................       7.10%    09/27/2005           2,799,222
           400,000  Boise Cascade Office Product ....................       7.05%    05/15/2005             413,404
           790,000  Boston Scientific Corp ..........................       6.63%    03/15/2005             847,188
         2,960,000  BP Capital Markets Plc ..........................       4.00%    04/29/2005           3,092,946
         2,500,000  BP Capital Markets Plc ..........................       4.63%    05/27/2005           2,651,867
        10,280,000  British Telecommunications PLC1 .................       7.88%    12/15/2005          11,593,117
         2,020,000  Burlington Northern Santa Fe Corp ...............       6.38%    12/15/2005           2,217,284
         1,000,000  Camden Property Trust ...........................       7.00%    04/15/2004           1,050,466
         6,100,000  Canadian Government Bond ........................       6.38%    07/21/2005           6,746,392
         3,650,000  Capital One Bank ................................       6.50%    07/30/2004           3,596,929
         1,150,000  Capital One Bank ................................       6.65%    03/15/2004           1,141,386
         3,260,000  Capital One Bank ................................       8.25%    06/15/2005           3,251,850
         1,200,000  Cardinal Health Inc .............................       4.45%    06/30/2005           1,262,437
         1,250,000  Carolina Power & Light Co .......................       7.50%    04/01/2005           1,373,731
         1,000,000  Carter Holt Harvey Ltd ..........................       8.88%    12/01/2004           1,033,092
           200,000  Caterpillar Financial Services Corp .............       6.88%    08/01/2004             215,031
           100,000  Caterpillar Financial Services Corp .............       4.69%    04/25/2005             105,082
         1,815,000  CBS Corp ........................................       7.15%    05/20/2005           2,004,051
           750,000  Celulosa Arauco y Constitucion SA ...............       6.95%    09/15/2005             809,342
         2,615,000  Centerior Energy Corp ...........................       7.67%    07/01/2004           2,719,600
         1,000,000  Champion International Corp .....................       7.10%    09/01/2005           1,099,139
         2,000,000  Chase Manhattan Corp/Pre Chemical Bank ..........       7.13%    03/01/2005           2,182,870
           470,400  CHEVRON TRUST FUND ..............................       8.11%    12/01/2004             510,275
           830,000  ChevronTexaco Corp ..............................       6.63%    10/01/2004             899,494
           830,000  China Government International Bond .............       6.50%    02/17/2004             873,201
         1,000,000  China Mobile Ltd/HK .............................       7.88%    11/02/2004           1,090,831
         1,320,000  Cinergy Corp ....................................       6.25%    09/01/2004           1,357,519
           200,000  CIT Group Inc ...................................       6.63%    06/15/2005             210,391
         1,100,000  CIT Group Inc ...................................       7.25%    08/15/2005           1,175,645
         2,000,000  CIT Group Inc ...................................       5.50%    02/15/2004           2,045,344
         3,100,000  CIT Group Inc ...................................       7.63%    08/16/2005           3,333,925
         6,035,000  CIT Group Inc ...................................       5.63%    05/17/2004           6,206,050
         6,980,000  CIT Group Inc ...................................       7.13%    10/15/2004           7,363,704
         1,000,000  Citicorp ........................................       6.75%    08/15/2005           1,100,758
         2,000,000  Citicorp ........................................       7.13%    03/15/2004           2,122,162
           800,000  Citicorp ........................................       7.13%    09/01/2005             889,579
           100,000  CitiFinancial ...................................       7.88%    07/15/2004             108,657
         1,100,000  CitiFinancial ...................................       6.50%    06/01/2005           1,199,300


The accompanying notes are an integral part of these financial statements.


                                     SAI-305

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
PASSIVE 1-3 YEAR CREDIT INDEX FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002 (Continued)



--------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                           VALUE
--------------------------------------------------------------------------------------------------------------------------
 USD       100,000  CitiFinancial .............................       6.13%    12/01/2005      $      109,109
         2,500,000  Citigroup Inc .............................       5.80%    03/15/2004           2,619,587
        14,065,000  Citigroup Inc .............................       6.75%    12/01/2005          15,611,402
         6,795,000  Citigroup Inc .............................       4.13%    06/30/2005           7,074,202
         8,000,000  Citigroup Inc .............................       5.70%    02/06/2004           8,344,503
         1,180,000  Citizens Communications Co ................       6.38%    08/15/2004           1,220,934
         5,300,000  Clear Channel Communications Inc ..........       7.88%    06/15/2005           5,805,641
         3,750,000  CNA Financial Corp ........................       6.50%    04/15/2005           3,736,229
         2,525,000  Coca-Cola Co/The ..........................       4.00%    06/01/2005           2,639,004
         2,000,000  Coca-Cola Enterprises Inc .................       6.63%    08/01/2004           2,144,251
         1,000,000  Colgate-Palmolive Co ......................       3.98%    04/29/2005           1,043,067
         2,500,000  Columbia Energy Group .....................       6.80%    11/28/2005           2,589,678
         1,600,000  Comcast Cable Communications ..............       8.13%    05/01/2004           1,678,434
         2,000,000  Commonwealth Edison Co ....................       6.40%    10/15/2005           2,172,290
         1,250,000  Commonwealth Edison Co ....................       7.38%    01/15/2004           1,311,171
         1,600,000  Compaq Computer Corp ......................       7.65%    08/01/2005           1,779,761
         1,950,000  Computer Sciences Corp ....................       7.50%    08/08/2005           2,153,093
         2,100,000  ConAgra Foods Inc .........................       7.40%    09/15/2004           2,263,531
           100,000  ConAgra Foods Inc .........................       7.50%    09/15/2005             112,326
         1,025,000  Conectiv ..................................       5.30%    06/01/2005           1,068,105
         5,533,000  Conoco Inc ................................       5.90%    04/15/2004           5,820,815
         7,000,000  ConocoPhillips ............................       8.50%    05/25/2005           7,986,371
         4,095,000  Consolidated Natural Gas Co ...............       7.25%    10/01/2004           4,400,622
         1,200,000  Consumers Energy Co .......................       6.00%    03/15/2005           1,194,000
           100,000  Corp Andina de Fomento CAF ................       7.75%    03/01/2004             104,982
         9,060,000  Countrywide Home Loans Inc ................       5.25%    06/15/2004           9,460,885
         2,275,000  Countrywide Home Loans Inc ................       3.50%    12/19/2005           2,298,190
           100,000  Countrywide Home Loans Inc ................       6.85%    06/15/2004             106,631
         1,135,000  COX Communications Inc ....................       6.88%    06/15/2005           1,212,779
         1,800,000  COX Communications Inc ....................       7.50%    08/15/2004           1,913,182
           900,000  CSX Corp ..................................       7.25%    05/01/2004             957,091
           900,000  Cyprus Amax Minerals Co ...................       6.63%    10/15/2005             921,154
         2,800,000  DaimlerChrysler NA Holding Corp ...........       3.40%    12/15/2004           2,830,446
         5,000,000  DaimlerChrysler NA Holding Corp ...........       6.90%    09/01/2004           5,343,665
         3,300,000  DaimlerChrysler NA Holding Corp ...........       7.75%    06/15/2005           3,658,455
         7,300,000  DaimlerChrysler NA Holding Corp ...........       7.40%    01/20/2005           7,942,797
         1,110,000  Darden Restaurants Inc ....................       8.38%    09/15/2005           1,267,280
         2,265,000  Deere & Co ................................       6.55%    07/15/2004           2,417,668
         1,460,000  Delphi Corp ...............................       6.13%    05/01/2004           1,511,443
         3,000,000  Detroit Edison Co .........................       7.50%    02/01/2005           3,286,730
         1,300,000  Detroit Edison Co .........................       5.05%    10/01/2005           1,378,721


The accompanying notes are an integral part of these financial statements.


                                     SAI-306

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
PASSIVE 1-3 YEAR CREDIT INDEX FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002 (Continued)




--------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                      VALUE
--------------------------------------------------------------------------------------------------------------------------
 USD       4,700,000  Deutsche Ausgleichsbank ............................       6.50%    09/15/2004      $    5,073,848
           4,500,000  Deutsche Ausgleichsbank ............................       7.00%    06/23/2005           5,025,734
          10,375,000  Deutsche Telekom International Finance BV ..........       8.25%    06/15/2005          11,339,233
           1,950,000  Diageo Capital Plc .................................       6.13%    08/15/2005           2,134,815
           5,255,000  Diageo Capital Plc .................................       6.63%    06/24/2004           5,625,842
           2,500,000  Dominion Resources Inc/VA ..........................       3.88%    01/15/2004           2,526,154
           3,100,000  Dominion Resources Inc/VA ..........................       7.63%    07/15/2005           3,418,377
           2,000,000  Donaldson Lufkin & Jenrette Inc -- DLJ .............       6.88%    11/01/2005           2,214,812
           1,400,000  Donaldson Lufkin & Jenrette Inc -- DLJ .............       8.00%    03/01/2005           1,558,299
           1,300,000  Dow Chemical Co/The ................................       7.00%    08/15/2005           1,403,161
           3,000,000  Dow Chemical Co/The ................................       5.25%    05/14/2004           3,077,647
           3,235,000  Dresdner Bank AG/New York ..........................       6.63%    09/15/2005           3,388,489
           5,125,000  Du Pont EI de Nemours & Co .........................       6.75%    10/15/2004           5,571,883
           3,085,000  Duke Capital Corp ..................................       7.25%    10/01/2004           3,155,757
           3,280,000  Duke Energy Field Services Llc .....................       7.50%    08/16/2005           3,417,934
           1,400,000  Earthgrains Co .....................................       8.50%    08/01/2005           1,607,314
             400,000  Eastman Chemical Co ................................       6.38%    01/15/2004             416,131
           2,325,000  Electronic Data Systems Corp .......................       6.85%    10/15/2004           2,394,750
           1,400,000  Emerson Electric Co ................................       6.30%    11/01/2005           1,538,652
           3,075,000  Emerson Electric Co ................................       7.88%    06/01/2005           3,458,667
           1,400,000  Enserch Corp .......................................       6.38%    02/01/2004           1,316,000
           2,000,000  Entergy Gulf States Inc ............................       8.25%    04/01/2004           2,119,826
             925,000  Enterprise Products Operating LP ...................       8.25%    03/15/2005             999,049
           1,255,000  EOP Operating LP ...................................       6.63%    02/15/2005           1,331,321
             100,000  EOP Operating LP ...................................       6.50%    06/15/2004             104,735
           2,600,000  EOP Operating LP ...................................       6.50%    01/15/2004           2,689,783
             580,000  Equitable Life Assurance Society USA ...............       6.95%    12/01/2005             632,525
             420,000  ERP Operating LP ...................................       6.63%    04/13/2005             449,348
           1,600,000  ERP Operating LP ...................................       7.10%    06/23/2004           1,695,425
             500,000  European Investment Bank ...........................       4.75%    04/26/2004             521,516
           8,500,000  European Investment Bank ...........................       4.00%    03/15/2005           8,890,879
          10,350,000  European Investment Bank ...........................       4.00%    08/30/2005          10,853,424
           1,815,000  Federal Home Loan Bank System ......................       3.25%    08/15/2005           1,868,869
           1,000,000  Fifth Third Bancorp ................................       6.75%    07/15/2005           1,100,276
           3,900,000  Finland Government International Bond ..............       7.88%    07/28/2004           4,278,780
           1,400,000  First Data Corp ....................................       6.75%    07/15/2005           1,540,387
           1,000,000  Firstar Bank NA ....................................       6.38%    03/01/2004           1,051,962
           1,300,000  FleetBoston Financial Corp .........................       8.13%    07/01/2004           1,406,476
           6,710,000  FleetBoston Financial Corp .........................       7.25%    09/15/2005           7,465,728
           1,740,000  Florida Power & Light Co ...........................       6.88%    12/01/2005           1,939,946
           1,900,000  Ford Motor Credit Co ...............................       6.75%    05/15/2005           1,903,108


The accompanying notes are an integral part of these financial statements.


                                     SAI-307

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
PASSIVE 1-3 YEAR CREDIT INDEX FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002 (Continued)



--------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                  VALUE
--------------------------------------------------------------------------------------------------------------------------
 USD       4,645,000  Ford Motor Credit Co ...........................       7.50%    06/15/2004      $    4,779,924
           1,500,000  Ford Motor Credit Co ...........................       7.75%    03/15/2005           1,531,673
           2,000,000  Ford Motor Credit Co ...........................       6.25%    12/08/2005           1,971,199
           6,650,000  Ford Motor Credit Co ...........................       5.75%    02/23/2004           6,693,990
          10,740,000  Ford Motor Credit Co ...........................       6.70%    07/16/2004          10,963,237
          14,725,000  Ford Motor Credit Co ...........................       7.50%    03/15/2005          15,021,960
          14,850,000  Ford Motor Credit Co ...........................       7.60%    08/01/2005          15,146,948
           2,000,000  Ford Motor Credit Co ...........................       6.13%    03/20/2004           2,025,653
           3,725,000  FPL Group Capital Inc ..........................       6.88%    06/01/2004           3,917,456
           3,600,000  Fred Meyer Inc Holding Co ......................       7.38%    03/01/2005           3,906,502
           1,775,000  Gannett Co Inc .................................       4.95%    04/01/2005           1,885,687
           3,000,000  General Electric Capital Corp ..................       7.25%    02/01/2005           3,304,591
           1,175,000  General Electric Capital Corp ..................       7.25%    05/03/2004           1,259,238
           2,410,000  General Electric Capital Corp ..................       7.50%    05/15/2005           2,689,685
           7,500,000  General Electric Capital Corp ..................       6.80%    11/01/2005           8,336,509
           4,200,000  General Electric Capital Corp ..................       4.25%    01/28/2005           4,393,380
             100,000  General Electric Capital Corp ..................       7.88%    11/22/2004             110,684
             100,000  General Electric Capital Corp ..................       8.85%    04/01/2005             114,030
           5,340,000  General Motors Acceptance Corp .................       5.25%    05/16/2005           5,373,033
           1,060,000  General Motors Acceptance Corp .................       8.75%    07/15/2005           1,150,500
             700,000  General Motors Acceptance Corp .................       6.63%    10/15/2005             723,735
           2,560,000  General Motors Acceptance Corp .................       6.85%    06/17/2004           2,660,818
           6,500,000  General Motors Acceptance Corp .................       7.63%    06/15/2004           6,811,413
           5,425,000  General Motors Acceptance Corp .................       7.50%    07/15/2005           5,689,202
           5,575,000  General Motors Acceptance Corp .................       6.38%    01/30/2004           5,712,741
           2,000,000  General Motors Corp ............................       6.25%    05/01/2005           2,048,965
           1,000,000  Georgia Power Co ...............................       5.50%    12/01/2005           1,076,630
           1,050,000  Gillette Co/The ................................       4.00%    06/30/2005           1,098,962
           4,390,000  Goldman Sachs Group Inc ........................       7.63%    08/17/2005           4,935,906
           2,650,000  Goldman Sachs Group Inc ........................       7.50%    01/28/2005           2,916,422
           2,130,000  GPU Inc ........................................       7.70%    12/01/2005           2,257,659
             100,000  Grand Metropolitan Invt Corp ...................       7.13%    09/15/2004             108,823
           4,500,000  Grand Metropolitan Invt Corp2 ..................       0.00%    01/06/2004           4,407,195
           1,500,000  Great Lakes Power Inc ..........................       8.30%    03/01/2005           1,603,578
             995,000  Hanson Overseas BV .............................       6.75%    09/15/2005           1,080,755
           1,095,000  Hartford Financial Services Group Inc ..........       7.75%    06/15/2005           1,211,204
           6,560,000  Heller Financial Inc ...........................       6.00%    03/19/2004           6,880,154
           3,000,000  Heller Financial Inc ...........................       8.00%    06/15/2005           3,379,885
           1,000,000  Hertz Corp .....................................       7.00%    07/01/2004           1,005,000
           1,760,000  Hertz Corp .....................................       8.25%    06/01/2005           1,786,400
           6,210,000  Hewlett-Packard Co .............................       7.15%    06/15/2005           6,820,316


The accompanying notes are an integral part of these financial statements.


                                     SAI-308

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
PASSIVE 1-3 YEAR CREDIT INDEX FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002 (Continued)




--------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                      VALUE
--------------------------------------------------------------------------------------------------------------------------
 USD       100,000      Home Depot Inc .............................................     6.50%  09/15/2004   $     107,919
         3,200,000      Honeywell International Inc ................................     6.88%  10/03/2005       3,562,247
         1,500,000      Household Finance Corp .....................................     5.88%  09/25/2004       1,563,003
         4,500,000      Household Finance Corp .....................................     6.00%  05/01/2004       4,656,755
         6,525,000      Household Finance Corp .....................................     8.00%  05/09/2005       7,033,366
         1,985,000      HSBC Bank Plc ..............................................     8.63%  12/15/2004       2,221,907
         1,000,000      Iceland Government International Bond ......................     6.13%  02/01/2004       1,049,786
         4,050,000      ICI Wilmington Inc .........................................     6.95%  09/15/2004       4,262,279
         5,000,000      Inter-American Development Bank ............................     3.88%  09/27/2004       5,184,214
         3,550,000      Inter-American Development Bank ............................     5.13%  02/05/2004       3,695,703
         6,050,000      Inter-American Development Bank ............................     6.50%  10/20/2004       6,553,739
         6,500,000      Inter-American Development Bank ............................     4.00%  01/18/2005       6,785,548
         3,200,000      International Bank for Reconstruction & Development ........     6.38%  07/21/2005       3,538,248
        19,000,000      International Bank for Reconstruction & Development ........     4.75%  04/30/2004      19,837,298
         8,600,000      International Bank for Reconstruction & Development ........     3.50%  10/22/2004       8,884,624
        15,000,000      International Bank for Reconstruction & Development ........     4.00%  01/10/2005      15,673,511
        11,625,000      International Bank for Reconstruction & Development ........     7.00%  01/27/2005      12,843,005
         1,500,000      International Business Machines Corp .......................     5.63%  04/12/2004       1,574,314
           800,000      International Business Machines Corp .......................     4.13%  06/30/2005         836,342
         2,800,000      International Finance Corp .................................     7.13%  04/06/2005       3,119,015
           365,000      International Lease Finance Corp ...........................     5.13%  08/01/2004         376,461
         6,800,000      International Paper Co .....................................     8.13%  07/08/2005       7,606,169
            94,000      Interpublic Group Cos Inc ..................................     7.88%  10/15/2005          91,180
           900,000      IOS Capital LLC ............................................     9.75%  06/15/2004         909,000
         8,090,000      Italy Government International Bond ........................     7.25%  02/07/2005       8,970,697
         5,000,000      Italy Government International Bond ........................     5.25%  01/16/2004       5,202,366
         8,800,000      Italy Government International Bond ........................     4.63%  06/15/2005       9,319,405
         2,500,000      Japan Bank for International Cooperation ...................     7.13%  06/20/2005       2,792,158
         1,500,000      John Deere Capital Corp ....................................     4.13%  07/15/2005       1,564,503
         2,810,000      JP Morgan & Co Inc/Old .....................................     7.63%  09/15/2004       3,062,374
         3,950,000      JP Morgan & Co Inc/Old .....................................     6.25%  12/15/2005       4,310,773
         2,100,000      JP Morgan & Co Inc/Old .....................................     5.75%  02/25/2004       2,187,323
         3,000,000      JP Morgan Chase & Co .......................................     5.75%  04/15/2004       3,130,766
           300,000      JP Morgan Chase & Co .......................................     6.75%  12/01/2004         323,072
           925,000      Kansas City Power & Light Co/New ...........................     7.13%  12/15/2005       1,014,344
         1,000,000      Kellogg Co .................................................     4.88%  10/15/2005       1,057,266
         3,250,000      Kerr-McGee Corp ............................................     5.38%  04/15/2005       3,425,307
         2,000,000      KeyBank National Association ...............................     4.10%  06/30/2005       2,063,781
           670,000      Keycorp ....................................................     4.63%  05/16/2005         697,582
         1,544,000      Keycorp ....................................................     7.25%  06/01/2005       1,702,680
         3,650,000      KeySpan Corp ...............................................     7.25%  11/15/2005       4,084,678


The accompanying notes are an integral part of these financial statements.


                                     SAI-309

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
PASSIVE 1-3 YEAR CREDIT INDEX FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002 (Continued)



--------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                       VALUE
--------------------------------------------------------------------------------------------------------------------------
 USD       2,000,000  KFW International Finance ...........................       7.63%    02/15/2004      $    2,139,177
           8,600,000  KFW International Finance ...........................       7.13%    02/15/2005           9,556,174
           5,000,000  KFW International Finance ...........................       3.75%    10/01/2004           5,178,163
           3,000,000  KFW International Finance ...........................       4.30%    03/21/2005           3,016,166
           8,200,000  KFW International Finance ...........................       4.25%    04/18/2005           8,595,099
           3,000,000  KFW International Finance ...........................       3.00%    09/15/2005           3,056,756
          10,150,000  KFW International Finance ...........................       2.50%    10/17/2005          10,241,095
             975,000  Kinder Morgan Energy Partners LP ....................       8.00%    03/15/2005           1,069,524
             200,000  Kinder Morgan Inc ...................................       6.65%    03/01/2005             212,822
           3,100,000  Korea Development Bank ..............................       7.38%    09/17/2004           3,361,022
           7,300,000  Korea Development Bank ..............................       7.13%    04/22/2004           7,768,283
           1,150,000  Lafarge North America Inc ...........................       6.38%    07/15/2005           1,237,211
             100,000  Landesbank Baden-Wuerttemberg Girozentrale ..........       7.88%    04/15/2004             108,139
           1,100,000  Lehman Brothers Holdings Inc ........................       7.38%    05/15/2004           1,181,231
           6,252,000  Lehman Brothers Holdings Inc ........................       6.63%    04/01/2004           6,619,347
           8,100,000  Lehman Brothers Holdings Inc ........................       7.75%    01/15/2005           8,957,717
           4,845,000  Lenfest Communications Inc ..........................       8.38%    11/01/2005           5,225,412
           2,550,000  Lowe's Cos Inc ......................................       7.50%    12/15/2005           2,907,345
           2,400,000  Mack-Cali Realty LP .................................       7.00%    03/15/2004           2,508,458
           2,000,000  Marriott International Inc ..........................       6.88%    11/15/2005           2,163,067
           2,000,000  Marsh & McLennan Cos Inc ............................       6.63%    06/15/2004           2,133,655
           1,000,000  Marshall & Ilsley Corp ..............................       5.75%    09/01/2006           1,094,976
           1,500,000  Masco Corp ..........................................       6.00%    05/03/2004           1,571,787
           3,250,000  MBNA America Bank ...................................       7.75%    09/15/2005           3,551,450
           2,000,000  Mellon Bank NA ......................................       6.50%    08/01/2005           2,197,827
             480,000  Mellon Funding Corp .................................       7.50%    06/15/2005             537,425
           4,650,000  Merck & Co Inc ......................................       4.13%    01/18/2005           4,863,991
           1,700,000  Merrill Lynch & Co Inc ..............................       5.70%    02/06/2004           1,764,688
           4,500,000  Merrill Lynch & Co Inc ..............................       5.35%    06/15/2004           4,702,223
           2,500,000  Merrill Lynch & Co Inc ..............................       6.55%    08/01/2004           2,665,174
           2,800,000  Merrill Lynch & Co Inc ..............................       6.00%    11/15/2004           2,980,265
           1,000,000  Merrill Lynch & Co Inc ..............................       5.46%    05/07/2004           1,043,845
           3,620,000  Mexico Government International Bond ................       9.75%    04/06/2005           4,144,900
             300,000  Midamerican Energy Holdings Co ......................       7.23%    09/15/2005             323,016
             600,000  Mitchell Energy & Development Corp ..................       6.75%    02/15/2004             627,548
           2,000,000  Mony Group Inc ......................................       7.45%    12/15/2005           2,150,229
           8,860,000  Morgan Stanley ......................................       7.75%    06/15/2005           9,945,356
           6,350,000  Morgan Stanley ......................................       5.63%    01/20/2004           6,590,604
           1,250,000  Nabisco Inc .........................................       6.85%    06/15/2005           1,382,821
             300,000  Nabisco Inc .........................................       6.38%    02/01/2005             323,152
             120,000  Nabors Industries Ltd ...............................       6.80%    04/15/2004             126,977


The accompanying notes are an integral part of these financial statements.


                                     SAI-310

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
PASSIVE 1-3 YEAR CREDIT INDEX FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002 (Continued)



--------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                      VALUE
--------------------------------------------------------------------------------------------------------------------------
 USD       1,502,000  National City Corp .................................       6.63%    03/01/2004      $    1,584,898
             400,000  National City Corp .................................       7.20%    05/15/2005             443,029
           2,905,000  National Rural Util Coop Fin .......................       6.00%    01/15/2004           3,022,479
             100,000  National Rural Util Coop Fin .......................       6.13%    05/15/2005             107,888
           1,000,000  National Rural Util Coop Fin .......................       5.50%    01/15/2005           1,059,330
           3,200,000  National Rural Util Coop Fin .......................       5.25%    07/15/2004           3,344,661
           1,900,000  NCNB Texas National Bk Dallas ......................       9.50%    06/01/2004           2,096,723
           2,000,000  New Brunswick Province of ..........................       6.50%    06/20/2005           2,203,342
           1,250,000  New Jersey Bell Telephone ..........................       5.88%    02/01/2004           1,300,960
             200,000  New York Life Insurance Co .........................       6.40%    12/15/2003             207,280
           1,320,000  New York Telephone Co ..............................       6.50%    03/01/2005           1,429,268
             400,000  New Zealand Government International Bond ..........      10.63%    11/15/2005             486,468
             325,000  Newcourt Credit Group Inc ..........................       6.88%    02/16/2005             342,500
           2,500,000  News America Holdings ..............................       8.50%    02/15/2005           2,718,734
           2,935,000  Nexen Inc ..........................................       7.13%    02/04/2004           3,062,507
           3,350,000  Niagara Mohawk Power Corp ..........................       8.00%    06/01/2004           3,582,142
             114,171  Niagara Mohawk Power Corp ..........................       7.38%    07/01/2003             116,845
              56,707  Niagara Mohawk Power Corp ..........................       7.63%    10/01/2005              63,026
           2,425,000  Nisource Finance Corp ..............................       7.63%    11/15/2005           2,563,451
           1,510,000  Noranda Inc ........................................       8.13%    06/15/2004           1,584,919
           3,150,000  Nordic Investment Bank .............................       2.75%    01/11/2006           3,189,926
           1,200,000  Nordstrom Inc ......................................       8.95%    10/15/2005           1,384,438
           2,300,000  Norfolk Southern Corp ..............................       8.38%    05/15/2005           2,593,925
           1,190,000  Northern Trust Co ..................................       6.65%    11/09/2004           1,287,797
           1,900,000  Northrop Grumman Corp ..............................       8.63%    10/15/2004           2,094,880
           1,000,000  Occidental Petroleum Corp ..........................       6.50%    04/01/2005           1,081,918
           4,000,000  Oesterreichische Kontrollbank AG ...................       3.63%    10/18/2004           4,139,675
           1,100,000  Pacific Bell .......................................       7.00%    07/15/2004           1,185,575
             100,000  Pacific Bell .......................................       6.25%    03/01/2005             108,416
             100,000  Pacificorp .........................................       6.75%    07/15/2004             105,945
              70,000  Pemex Finance Ltd ..................................       9.14%    08/15/2004              73,870
           1,555,000  PennzEnergy Co .....................................      10.25%    11/01/2005           1,847,366
              50,000  Pepsi Bottling Holdings Inc ........................       5.38%    02/17/2004              51,935
           3,000,000  PepsiCo Inc ........................................       4.50%    09/15/2004           3,131,545
           2,980,000  Petroleos Mexicanos ................................       6.50%    02/01/2005           3,143,900
           2,400,000  Pfizer Inc .........................................       3.63%    11/01/2004           2,482,378
             150,000  Pharmacia Corp .....................................       5.75%    12/01/2005             163,640
           2,500,000  Philip Morris Cos Inc ..............................       7.13%    10/01/2004           2,676,213
           3,275,000  Philip Morris Cos Inc ..............................       7.00%    07/15/2005           3,560,242
           1,000,000  Pitney Bowes Inc ...................................       5.95%    02/01/2005           1,081,379
             800,000  PNC Funding Corp ...................................       7.75%    06/01/2004             859,294


The accompanying notes are an integral part of these financial statements.


                                     SAI-311

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
PASSIVE 1-3 YEAR CREDIT INDEX FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002 (Continued)




----------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                         VALUE
----------------------------------------------------------------------------------------------------------------------------
 USD       2,100,000  PNC Funding Corp ......................................       7.00%    09/01/2004      $    2,254,077
           2,000,000  Poland Government International Bond ..................       7.13%    07/01/2004           2,159,500
             800,000  POSCO .................................................       7.38%    05/15/2005             884,877
           4,050,000  Powergen US Funding LLC ...............................       4.50%    10/15/2004           4,153,015
             900,000  PP&L Capital Funding Inc ..............................       7.75%    04/15/2005             947,441
           1,000,000  PPG Industries Inc ....................................       6.75%    08/15/2004           1,065,859
           1,000,000  Praxair Inc ...........................................       6.85%    06/15/2005           1,101,218
           4,765,000  Procter & Gamble Co ...................................       6.60%    12/15/2004           5,203,062
           3,575,000  Progress Energy Inc ...................................       6.55%    03/01/2004           3,711,690
           2,200,000  Prologis ..............................................       6.70%    04/15/2004           2,302,175
             400,000  Province of Manitoba ..................................       6.13%    01/19/2004             419,868
           3,100,000  Province of Ontario ...................................       7.63%    06/22/2004           3,372,404
           3,790,000  Province of Ontario ...................................       7.00%    08/04/2005           4,242,259
           1,200,000  Province of Ontario ...................................       4.20%    06/30/2005           1,259,374
             100,000  Province of Quebec ....................................       8.63%    01/19/2005             113,187
           1,500,000  Province of Saskatchewan/Canada .......................       8.00%    07/15/2004           1,643,303
           1,500,000  PSEG Energy Holdings Inc ..............................       9.13%    02/10/2004           1,485,000
           1,000,000  Public Service Electric & Gas .........................       9.13%    07/01/2005           1,150,439
             300,000  Ralcorp Holdings Inc-Old ..............................       8.75%    09/15/2004             331,661
           1,450,000  Raytheon Co ...........................................       6.50%    07/15/2005           1,560,629
           3,800,000  Raytheon Co ...........................................       6.30%    03/15/2005           4,055,458
           5,600,000  Repsol International Finance BV .......................       7.45%    07/15/2005           5,628,000
           1,000,000  Republic Services Inc .................................       6.63%    05/15/2004           1,048,397
           2,250,000  Rockwell International Corp/Old .......................       6.63%    06/01/2005           2,434,895
             750,000  Rockwell International Corp/Old .......................       7.88%    02/15/2005             826,279
           1,715,000  Rohm & Haas Co ........................................       6.95%    07/15/2004           1,843,647
              35,000  Safeway Inc ...........................................       6.85%    09/15/2004              37,448
           2,700,000  Safeway Inc ...........................................       7.25%    09/15/2004           2,906,749
             810,000  Safeway Inc ...........................................       3.80%    08/15/2005             824,358
           5,000,000  Salomon Smith Barney Holdings Inc .....................       7.20%    02/01/2004           5,262,202
             430,000  Salomon Smith Barney Holdings Inc .....................       6.38%    10/01/2004             457,890
           2,000,000  Santa FE Pacific Gold Corp ............................       8.38%    07/01/2005           2,189,258
           2,000,000  Santander Financial Issuances .........................       7.75%    05/15/2005           2,192,609
             400,000  Santander Financial Issuances .........................       6.80%    07/15/2005             431,973
           2,000,000  Sears Roebuck Acceptance ..............................       6.75%    09/15/2005           2,000,000
           1,350,000  Sears Roebuck and Co ..................................       6.25%    01/15/2004           1,356,750
           1,675,000  Sempra Energy .........................................       6.95%    12/01/2005           1,802,652
           1,150,000  Simon Property Group LP ...............................       6.75%    06/15/2005           1,235,238
           3,000,000  Simon Property Group LP ...............................       6.75%    02/09/2004           3,118,149
           1,000,000  Southern New England Telecommunications Corp ..........       7.00%    08/15/2005           1,112,414
             800,000  Southwestern Electric Power ...........................       4.50%    07/01/2005             784,468


The accompanying notes are an integral part of these financial statements.


                                     SAI-312

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
PASSIVE 1-3 YEAR CREDIT INDEX FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002 (Continued)



--------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                VALUE
--------------------------------------------------------------------------------------------------------------------------
 USD       6,400,000  Spain Government International Bond ..........       7.00%    07/19/2005      $    7,170,477
             250,000  Spieker Properties Inc .......................       8.00%    07/19/2005             277,430
             200,000  Spieker Properties Inc .......................       6.80%    05/01/2004             209,058
           3,880,000  Sprint Capital Corp ..........................       5.88%    05/01/2004           3,860,600
           2,700,000  Sprint Capital Corp ..........................       7.90%    03/15/2005           2,700,000
             300,000  St Paul Cos ..................................       7.88%    04/15/2005             327,087
           1,892,000  Sun Microsystems Inc .........................       7.35%    08/15/2004           1,986,635
           3,280,000  SunTrust Banks Inc ...........................       6.13%    02/15/2004           3,437,966
           1,510,000  Supervalu Inc ................................       7.63%    09/15/2004           1,587,905
           3,800,000  Svenska Handelsbanken/NY .....................       8.35%    07/15/2004           4,172,584
           1,100,000  Swiss Bank Corp NY ...........................       6.75%    07/15/2005           1,217,328
             100,000  Target Corp ..................................       7.50%    02/15/2005             110,824
             805,000  TCI Communications Inc .......................       8.65%    09/15/2004             857,198
              25,000  TCI Communications Inc .......................       8.00%    08/01/2005              26,895
           3,100,000  Tele-Communications-TCI Group ................       7.25%    08/01/2005           3,279,214
           5,090,000  Telefonica Europe BV .........................       7.35%    09/15/2005           5,605,940
           1,000,000  Texaco Capital Inc ...........................       6.00%    06/15/2005           1,094,257
             195,000  Texas Instruments Inc ........................       7.00%    08/15/2004             208,935
           4,000,000  Textron Financial Corp .......................       5.95%    03/15/2004           4,141,835
           2,000,000  Textron Financial Corp .......................       7.13%    12/09/2004           2,148,006
             300,000  Textron Inc ..................................       6.38%    07/15/2004             314,990
           2,200,000  Time Warner Inc ..............................       7.75%    06/15/2005           2,344,933
             800,000  Time Warner Inc ..............................       7.98%    08/15/2004             844,552
           1,725,000  Toyota Motor Credit Corp .....................       2.80%    01/18/2006           1,738,905
           1,800,000  Toyota Motor Credit Corp .....................       4.05%    11/30/2004           1,870,356
             100,000  Transamerica Finance Corp ....................       7.50%    03/15/2004             105,442
           2,975,000  Transocean Inc ...............................       6.75%    04/15/2005           3,215,063
           3,670,000  TRW Inc ......................................       6.63%    06/01/2004           3,876,934
             100,000  TXU Corp .....................................       6.38%    10/01/2004             105,986
           2,830,000  Tyson Foods Inc ..............................       6.63%    10/01/2004           3,003,745
             120,000  UBS Paine Webber Group Inc ...................       6.38%    05/15/2004             126,907
           5,770,000  Unilever Capital Corp ........................       6.88%    11/01/2005           6,481,871
           1,225,000  Union Oil Co Of California ...................       7.20%    05/15/2005           1,345,762
           1,705,000  Union Pacific Corp ...........................       7.60%    05/01/2005           1,897,959
             610,000  Union Pacific Corp ...........................       5.84%    05/25/2004             641,773
           1,500,000  United Business Media PLC ....................       7.25%    07/01/2004           1,578,898
             425,000  United Technologies Corp .....................       6.63%    11/15/2004             460,569
           2,000,000  United Utilities Plc .........................       6.25%    08/15/2005           2,132,970
           2,035,000  UnitedHealth Group Inc .......................       7.50%    11/15/2005           2,294,269
             950,000  US Bancorp/First Bank-Old ....................       6.00%    05/15/2004           1,002,815
           3,000,000  US Bancorp/First Bank-Old ....................       6.50%    06/15/2004           3,196,022


The accompanying notes are an integral part of these financial statements.


                                     SAI-313

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
PASSIVE 1-3 YEAR CREDIT INDEX FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002 (Continued)



--------------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                             VALUE
--------------------------------------------------------------------------------------------------------------------------
 USD       1,200,000  US Bancorp/First Bank-Old .................       6.88%    12/01/2004      $    1,306,388
             500,000  US Bancorp/First Bank-Old .................       7.63%    05/01/2005             558,437
           2,010,000  USA Interactive ...........................       6.75%    11/15/2005           2,105,772
           1,600,000  USX Corp/Consolidated .....................       7.20%    02/15/2004           1,685,948
           5,545,000  Verizon Global Funding Corp ...............       6.75%    12/01/2005           6,106,018
           2,065,000  VF Corp ...................................       8.10%    10/01/2005           2,326,446
           4,765,000  Viacom Inc ................................       7.75%    06/01/2005           5,330,156
           1,400,000  Virginia Electric and Power Co ............       8.00%    03/01/2004           1,490,761
           1,500,000  Visteon Corp ..............................       7.95%    08/01/2005           1,640,506
           7,475,000  Vodafone Group Plc ........................       7.63%    02/15/2005           8,254,078
           1,030,000  Vulcan Materials Co .......................       5.75%    04/01/2004           1,074,210
           2,300,000  Wachovia Corp .............................       6.63%    07/15/2005           2,531,365
             100,000  Wachovia Corp .............................       7.05%    08/01/2005             111,258
             100,000  Wachovia Corp .............................       7.10%    08/15/2004             108,054
           2,025,000  Wachovia Corp .............................       6.95%    11/01/2004           2,198,410
           4,000,000  Wachovia Corp .............................       7.70%    02/15/2005           4,443,272
           4,770,000  Wachovia Corp .............................       7.55%    08/18/2005           5,378,092
           2,000,000  Wachovia Corp/Old .........................       6.80%    06/01/2005           2,202,913
             900,000  Wachovia Corp/Old .........................       6.70%    06/21/2004             962,892
           3,000,000  Wachovia Corp/Old .........................       7.45%    07/15/2005           3,365,437
           1,000,000  Wal-Mart Stores Inc .......................       7.50%    05/15/2004           1,080,958
           6,490,000  Wal-Mart Stores Inc .......................       6.55%    08/10/2004           6,987,776
           1,500,000  Wal-Mart Stores Inc .......................       4.15%    06/15/2005           1,574,524
           3,620,000  Wal-Mart Stores Inc .......................       5.88%    10/15/2005           3,983,287
           4,100,000  Walt Disney Co ............................       7.30%    02/08/2005           4,461,177
           6,285,000  Walt Disney Co ............................       4.88%    07/02/2004           6,490,232
             500,000  Walt Disney Co ............................       4.50%    09/15/2004             514,934
           1,500,000  Washington Mutual Financial Corp ..........       7.38%    09/01/2004           1,620,463
           2,000,000  Washington Mutual Financial Corp ..........       8.25%    06/15/2005           2,253,353
           4,415,000  Wells Fargo (OLD) .........................       6.63%    07/15/2004           4,731,492
             700,000  Wells Fargo & Co ..........................       6.50%    06/01/2005             765,776
           2,125,000  Wells Fargo & Co ..........................       4.80%    07/29/2005           2,248,431
           6,875,000  Wells Fargo & Co ..........................       7.25%    08/24/2005           7,702,420
           3,800,000  Wells Fargo Financial Inc .................       7.00%    11/01/2005           4,246,265
           2,800,000  Wells Fargo Financial Inc .................       5.45%    05/03/2004           2,936,614
           1,350,000  Wells Fargo Financial Inc .................       6.00%    02/01/2004           1,410,244
           2,000,000  Wells Fargo Financial Inc .................       7.50%    04/15/2005           2,224,824
           1,000,000  Westvaco Corp/NY ..........................       6.85%    11/15/2004           1,069,378
           4,970,000  Weyerhaeuser Co ...........................       5.50%    03/15/2005           5,206,256
           4,855,000  Wyeth .....................................       7.90%    02/15/2005           5,377,766


The accompanying notes are an integral part of these financial statements.


                                     SAI-314

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
PASSIVE 1-3 YEAR CREDIT INDEX FUND

Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002 (Concluded)




-----------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                        VALUE
-----------------------------------------------------------------------------------------------------------
 USD       2,005,000  Wyeth ................................   5.88%        03/15/2004      $    2,087,258
-----------------------------------------------------------------------------------------------------------
                                                                                             1,321,783,385
-----------------------------------------------------------------------------------------------------------
                      TOTAL DEBT INSTRUMENTS ...............                                 1,335,437,081
-----------------------------------------------------------------------------------------------------------
UNITS
-----------------------------------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
                      INVESTMENT FUNDS -- 1.4%
          18,997,626  Short Term Investment Fund(3) ........                                    18,997,626
-----------------------------------------------------------------------------------------------------------




-----------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS -- 100%
 (COST $1,320,962,034) .....................................                                $1,354,434,707
===========================================================================================================



1 Step Coupon Bond. Rate disclosed was that which was in effect at December 31, 2002.


2   Denotes a zero coupon bond.


3   Collective investment fund advised by State Street Global Advisors.




USD: United States Dollar

   The accompanying notes are an integral part of these financial statements.

                                    SAI-315

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                       PASSIVE 1-3 YEAR CREDIT INDEX FUND


                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

   State Street Bank and Trust Company ("State Street Bank") Passive 1-3 Year Credit Index Fund (the "Fund") was formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to match the return of the Lehman Brothers 1-3 Year Credit Index. State Street Bank is Trustee, custodian, and recordkeeper of the Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

   A. SECURITY VALUATION

      Fixed income investments are valued on the basis of valuations furnished by a pricing service approved by the Trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.

   B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Distributions received from collective investment funds are recorded on the ex-dividend date and retain the character of income as earned by the underlying fund. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.

   C. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.

   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit.

   E. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Fund indirectly bears the expenses paid by the underlying funds, if any. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.



                                    SAI-316

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                       PASSIVE 1-3 YEAR CREDIT INDEX FUND


                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002



   F. DISTRIBUTIONS TO PARTICIPANTS

      Net investment income and net realized gains are retained by the Fund.

3. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2002 were $3,888,568,999 and $2,543,223,809, respectively.



                                    SAI-317

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Long Corporate Index Securities Lending Fund and State Street Bank and Trust Company
Long Corporate Index Fund


In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Long Corporate Index Securities Lending Fund and State Street Bank and Trust Company Long Corporate Index Fund at December 31, 2002, and the results of their operations, the changes in their net assets and each of their financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodian, provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 21, 2003


                                    SAI-318

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND


Combined Statement of Assets and Liabilities
December 31, 2002





--------------------------------------------------------------------------------------------------------
ASSETS
Investments in securities, at value, (including securities on loan of $58,307,784)
 (cost $1,565,241,864) ...............................................................    $1,690,806,065
Cash .................................................................................            37,267
Investments held as collateral for securities loaned .................................        60,013,125
Receivable for investments sold ......................................................        19,596,775
Interest receivable ..................................................................        29,413,151
--------------------------------------------------------------------------------------------------------
   Total assets ......................................................................     1,799,866,383
--------------------------------------------------------------------------------------------------------
LIABILITIES
Payable for collateral on securities loaned ..........................................        60,013,125
Payable for investments purchased ....................................................         9,558,509
Accrued expenses .....................................................................            34,460
--------------------------------------------------------------------------------------------------------
   Total liabilities .................................................................        69,606,094
--------------------------------------------------------------------------------------------------------
NET ASSETS ...........................................................................    $1,730,260,289
========================================================================================================
LONG CORPORATE INDEX SECURITIES LENDING FUND
 (92,401,934 units outstanding, at $15.93 per unit net asset value) ..................    $1,472,280,196
LONG CORPORATE INDEX FUND
 (16,191,116 units outstanding, at $15.93 per unit net asset value) ..................       257,980,093
--------------------------------------------------------------------------------------------------------
                                                                                          $1,730,260,289
========================================================================================================



   The accompanying notes are an integral part of these financial statements.


                                    SAI-319

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Statement of Operations
Year Ended December 31, 2002



-----------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
 Interest ................................................................................    $ 109,132,502
 Securities lending fee income (net of related expenses), allocated to the Lending Fund ..          169,089
-----------------------------------------------------------------------------------------------------------
   Total investment income ...............................................................      109,301,591
-----------------------------------------------------------------------------------------------------------
EXPENSES
 Custody .................................................................................          316,505
 Audit ...................................................................................           23,500
 Other ...................................................................................           23,596
-----------------------------------------------------------------------------------------------------------
   Total expenses ........................................................................          363,601
-----------------------------------------------------------------------------------------------------------
   Net investment income (loss) ..........................................................      108,937,990
-----------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss):
   Investments ...........................................................................      (52,987,027)
-----------------------------------------------------------------------------------------------------------
                                                                                                (52,987,027)
-----------------------------------------------------------------------------------------------------------
 Net change in unrealized appreciation (depreciation):
   Investments ...........................................................................      110,047,939
-----------------------------------------------------------------------------------------------------------
                                                                                                110,047,939
-----------------------------------------------------------------------------------------------------------
 Net realized and unrealized gain (loss) .................................................       57,060,912
-----------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................    $ 165,998,902
===========================================================================================================



   The accompanying notes are an integral part of these financial statements.


                                    SAI-320

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Statement of Changes in Net Assets



                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                                  2002              2001
------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS
Net investment income (loss) .............................................................  $  108,937,990     $   91,603,122
Net realized gain (loss) .................................................................     (52,987,027)       (12,776,366)
Net change in unrealized appreciation (depreciation) .....................................     110,047,939         44,070,774
------------------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in net assets resulting from operations .......................     165,998,902        122,897,530
------------------------------------------------------------------------------------------------------------------------------
Distributions of security lending fee income, allocated to the Lending Fund participants .        (169,089)          (152,549)
Net increase (decrease) in net assets resulting from participant transactions ............       5,721,314        390,431,124
------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS ....................................................     171,551,127        513,176,105
NET ASSETS
 Beginning of year .......................................................................   1,558,709,162      1,045,533,057
------------------------------------------------------------------------------------------------------------------------------
 End of year .............................................................................  $1,730,260,289     $1,558,709,162
==============================================================================================================================



   The accompanying notes are an integral part of these financial statements.


                                    SAI-321

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Statement of Changes in Net Assets (Continued)
Year ended December 31, 2002



                                                                              YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------------------------------------
                                                                      2002                               2001
                                                       ---------------------------------- ----------------------------------
                                                             UNITS            AMOUNT            UNITS            AMOUNT
                                                       ---------------- ----------------- ---------------- -----------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS FOLLOWS:
LENDING FUND
Units issued .........................................     37,574,597    $  561,079,448       43,533,344    $  616,629,974
Units redeemed .......................................    (35,923,510)     (524,619,643)     (33,873,203)     (473,669,084)
----------------------------------------------------------------------------------------------------------------------------
 Total ...............................................      1,651,087    $   36,459,805        9,660,141    $  142,960,890
----------------------------------------------------------------------------------------------------------------------------
NON-LENDING FUND
Units issued .........................................      9,762,227    $  143,293,183       23,282,674    $  322,792,468
Units redeemed .......................................    (11,802,381)     (174,031,674)      (5,393,955)      (75,322,234)
----------------------------------------------------------------------------------------------------------------------------
   Total .............................................     (2,040,154)   $  (30,738,491)      17,888,719    $  247,470,234
----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) ..............................       (389,067)   $    5,721,314       27,548,860    $  390,431,124
============================================================================================================================



LENDING FUND

Units in excess of 10% of the Lending Fund units outstanding at December 31, 2002 held by 2 of the Lending Fund's unitholders aggregated 88% of the Lending Fund's total units outstanding.


NON-LENDING FUND

Units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 2002 held by 4 of the Non-Lending Fund's unitholders aggregated 96% of the Non-Lending Fund's total units outstanding.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-322

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND


Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)






                                                                              YEAR ENDED DECEMBER 31,
                                                    ----------------------------------------------------------------------------
                                                         2002             2001             2000            1999          1998
--------------------------------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ..............     $    14.30       $    12.84       $    11.74      $  12.46      $  11.40
--------------------------------------------------------------------------------------------------------------------------------
Net investment income (loss) (a) ................           1.04             0.99             0.95          0.87          0.83
Net realized and unrealized gain (loss) .........           0.59             0.47             0.15         (1.59)         0.23
--------------------------------------------------------------------------------------------------------------------------------
Total from investment operations ................           1.63             1.46             1.10         (0.72)         1.06
Distributions of securities lending fee
 income (b) .....................................          (0.00)           (0.00)           (0.00)        (0.00)        (0.00)
--------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of year ....................     $    15.93       $    14.30       $    12.84      $  11.74      $  12.46
================================================================================================================================
Total return (%) (c) ............................          11.42            11.39             9.37         (5.78)         9.30
================================================================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) ...........................           0.02             0.02             0.02          0.01          0.01
--------------------------------------------------------------------------------------------------------------------------------
Ratio of net investment income (loss)
 (%) ............................................           7.06             7.18             7.79          7.36          6.99
--------------------------------------------------------------------------------------------------------------------------------
Portfolio turnover (%) ..........................          89.61           128.49           112.09         51.01         51.90
--------------------------------------------------------------------------------------------------------------------------------
Net assets, end of year (000's) .................     $1,472,280       $1,297,958       $1,041,135      $721,618      $682,593
================================================================================================================================



(a) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(b) Zero amounts represent that which are less than $0.005 or 0.005% or $(0.005) or (0.005%) if negative.

(c) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions, if any. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-323

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX FUND


Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)





                                                              YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------
                                                          2002          2001        2000 (a)
---------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year ................    $  14.30      $  12.84      $  12.39
---------------------------------------------------------------------------------------------
Net investment income (loss) (b) ..................        1.04          0.99          0.16
Net realized and unrealized gain (loss) ...........        0.59          0.47          0.29
---------------------------------------------------------------------------------------------
Total from investment operations ..................        1.63          1.46          0.45
---------------------------------------------------------------------------------------------
Net asset value, end of year ......................    $  15.93      $  14.30      $  12.84
=============================================================================================
Total return (%) (c) ..............................       11.40         11.39          3.63
=============================================================================================
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) .............................        0.02          0.02          0.02
---------------------------------------------------------------------------------------------
Ratio of net investment income (loss) (%) .........        7.05          7.18          7.79
---------------------------------------------------------------------------------------------
Portfolio turnover (%) ............................       89.61        128.49        112.09
---------------------------------------------------------------------------------------------
Net assets, end of year (000's) ...................    $257,980      $260,751      $  4,398
=============================================================================================



(a)        The Non-Lending Fund commenced operations on October 31, 2000.

(b) Net investment income (loss) per unit has been calculated based upon an average of month-end units outstanding.

(c) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-324

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                  VALUE
-------------------------------------------------------------------------------------------------------
                  DEBT INSTRUMENTS -- 99.1%
                  CANADA -- 0.4%
USD     2,465,000 Canadian National Railway Co .............     6.90%  07/15/2028    $    2,809,206
          800,000 Nova Scotia Province of ..................     8.75%  04/01/2022         1,119,358
          860,000 Province of Saskatchewan/Canada ..........     8.50%  07/15/2022         1,183,146
        1,550,000 TransCanada PipeLines Ltd ................     8.50%  03/20/2023         1,636,243
      ----------- ------------------------------------------     ----   ----------    --------------
                                                                                           6,747,953
----------------------------------------------------------------------------------------------------
                  UNITED STATES -- 98.7%
USD     1,050,000 3M Co ....................................     6.38%  02/15/2028         1,163,385
        3,990,000 Abbey National Plc .......................     7.95%  10/26/2029         4,890,143
        2,320,000 ABN Amro Bank NV/Chicago .................     7.30%  12/01/2026         2,561,374
          775,000 ABN Amro Bank NV/New York ................     7.75%  05/15/2023           884,344
        1,205,000 Ace Capital Trust II .....................     9.70%  04/01/2030         1,455,323
        1,000,000 AETNA INC ................................     6.75%  09/15/2013         1,145,835
        1,400,000 Aetna Inc/Old ............................     6.97%  08/15/2036         1,553,402
        2,485,000 African Development Bank .................     8.80%  09/01/2019         3,345,383
        2,195,000 Ahold Finance USA Inc ....................     6.88%  05/01/2029         2,016,821
          900,000 Alabama Power Co .........................     5.50%  10/15/2017           944,156
          850,000 Alabama Power Co .........................     5.88%  12/01/2022           871,577
        1,800,000 Alberta Energy Co Ltd ....................     8.13%  09/15/2030         2,281,112
        1,600,000 Alberta Energy Co Ltd ....................     7.38%  11/01/2031         1,877,362
        2,885,000 Albertson's Inc ..........................     7.45%  08/01/2029         3,193,795
        1,750,000 Albertson's Inc ..........................     8.70%  05/01/2030         2,201,396
        1,000,000 Albertson's Inc ..........................     7.25%  05/01/2013         1,151,355
          250,000 Albertson's Inc ..........................     6.63%  06/01/2028           250,112
        1,000,000 Albertson's Inc ..........................     7.75%  06/15/2026         1,133,500
           50,000 Albertson's Inc ..........................     8.00%  05/01/2031            58,909
        2,125,000 Alcan Inc ................................     7.25%  03/15/2031         2,570,212
        1,900,000 Alcoa Inc ................................     5.38%  01/15/2013         2,005,504
          450,000 Alcoa Inc ................................     6.75%  01/15/2028           508,621
        1,900,000 Alcoa Inc ................................     6.50%  06/15/2018         2,062,752
        1,000,000 Allegiance Corp ..........................     7.00%  10/15/2026         1,036,650
           60,000 Allstate Corp/The ........................     6.75%  05/15/2018            64,217
          950,000 Allstate Corp/The ........................     7.50%  06/15/2013         1,152,334
          960,000 Allstate Corp/The ........................     6.90%  05/15/2038         1,060,141
          900,000 Allstate Corp/The ........................     6.13%  12/15/2032           923,059
        2,280,000 Allstate Financing II ....................     7.83%  12/01/2045         2,505,548
        1,400,000 Alltel Corp ..............................     7.00%  03/15/2016         1,620,187
        1,350,000 Alltel Corp ..............................     6.80%  05/01/2029         1,410,959
        1,710,000 Alltel Corp ..............................     7.88%  07/01/2032         2,071,374


The accompanying notes are an integral part of these financial statements.


                                     SAI-325

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                              VALUE
-------------------------------------------------------------------------------------------------------
USD     4,080,000 Amerada Hess Corp ....................     7.88%  10/01/2029    $    4,694,241
        2,325,000 Amerada Hess Corp ....................     7.30%  08/15/2031         2,519,984
        2,260,000 Amerada Hess Corp ....................     7.13%  03/15/2033         2,401,584
          985,000 AmerenEnergy Generating Co ...........     7.95%  06/01/2032         1,102,163
          139,181 America West Airlines Inc ............     7.10%  04/02/2021           141,965
        2,022,311 America West Airlines Inc ............     7.93%  01/02/2019         2,062,757
          270,485 America West Airlines Inc ............     8.06%  07/02/2020           275,894
          845,753 American Airlines Inc ................     6.98%  05/23/2021           701,975
        2,080,000 American General Capital II ..........     8.50%  07/01/2030         2,710,793
           25,000 American General Corp ................     7.50%  07/15/2025            30,340
        1,250,000 American RE Corp .....................     7.45%  12/15/2026         1,354,595
        1,500,000 American Stores Co ...................     8.00%  06/01/2026         1,711,058
          250,000 Ameritech Capital Funding ............     6.88%  10/15/2027           273,187
        3,100,000 Ameritech Capital Funding ............     6.45%  01/15/2018         3,239,734
        2,600,000 Ameritech Capital Funding ............     6.55%  01/15/2028         2,735,085
        1,900,000 Ameritech Capital Funding ............     5.95%  01/15/2038         2,007,763
        5,390,000 Anadarko Finance Co ..................     7.50%  05/01/2031         6,408,627
        1,700,000 Anheuser-Busch Cos Inc ...............     7.13%  07/01/2017         1,882,578
        1,465,000 Anheuser-Busch Cos Inc ...............     7.55%  10/01/2030         1,847,439
        1,600,000 Anheuser-Busch Cos Inc ...............     6.80%  08/20/2032         1,855,220
        1,850,000 Anheuser-Busch Cos Inc ...............     6.00%  11/01/2041         1,924,103
          875,000 Anheuser-Busch Cos Inc ...............     6.50%  02/01/2043           978,701
          900,000 Anheuser-Busch Cos Inc ...............     4.38%  01/15/2013           894,208
        2,335,000 Anheuser-Busch Cos Inc ...............     5.95%  01/15/2033         2,425,128
          500,000 Anheuser-Busch Cos Inc ...............     7.25%  09/15/2015           551,889
          100,000 Anheuser-Busch Cos Inc ...............     6.80%  01/15/2031           115,603
        6,535,000 AOL Time Warner Inc ..................     7.63%  04/15/2031         6,738,173
        5,900,000 AOL Time Warner Inc ..................     7.70%  05/01/2032         6,138,406
        3,500,000 AON Corp .............................     8.21%  01/01/2027         3,215,212
        1,000,000 Apache Corp ..........................     7.63%  11/01/2096         1,230,794
        2,100,000 Apache Corp ..........................     7.00%  02/01/2018         2,364,345
          400,000 Apache Finance Canada Corp ...........     7.75%  12/15/2029           503,037
          125,000 Applied Materials Inc ................     7.13%  10/15/2017           140,281
          100,000 Archer-Daniels-Midland Co ............     6.75%  12/15/2027           110,597
        2,500,000 Archer-Daniels-Midland Co ............     6.95%  12/15/2097         2,739,474
          650,000 Archer-Daniels-Midland Co ............     7.13%  03/01/2013           767,798
        1,600,000 Archer-Daniels-Midland Co ............     7.50%  03/15/2027         1,920,272
        1,960,000 Archer-Daniels-Midland Co ............     6.63%  05/01/2029         2,145,559
        1,215,000 Archer-Daniels-Midland Co ............     7.00%  02/01/2031         1,398,900
        2,210,000 Archer-Daniels-Midland Co ............     5.88%  10/01/2032         2,229,633
        5,300,000 Asian Development Bank ...............     5.82%  06/16/2028         5,894,271


The accompanying notes are an integral part of these financial statements.


                                     SAI-326

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                   VALUE
-------------------------------------------------------------------------------------------------------
USD     4,150,000 Associates Corp Of N. America .............     6.95%  11/01/2018    $    4,722,973
       10,550,000 AT&T Broadband ............................     8.38%  03/15/2013        11,945,893
        4,747,000 AT&T Broadband ............................     9.46%  11/15/2022         5,565,160
       11,635,000 AT&T Corp .................................     6.50%  03/15/2013        11,654,829
           60,000 AT&T Corp .................................     8.63%  12/01/2031            61,787
       11,875,000 AT&T Corp .................................     8.00%  11/15/2031        13,055,420
       10,467,000 AT&T Wireless Services Inc ................     8.75%  03/01/2031        10,257,660
          835,086 Atlas Air Inc .............................     7.38%  01/02/2018           576,209
        1,550,000 Auburn Hills Trust ........................    12.00%  05/01/2020         2,338,689
        3,545,000 AXA .......................................     8.60%  12/15/2030         4,048,548
        1,600,000 AXA Financial Inc .........................     7.00%  04/01/2028         1,659,692
        3,060,000 Baker Hughes Inc ..........................     6.88%  01/15/2029         3,423,175
        1,500,000 Bank of America Corp ......................     5.13%  11/15/2014         1,533,352
        2,750,000 Bank of America Corp ......................     7.75%  08/15/2015         3,429,193
          550,000 Bank of America Corp ......................     7.25%  10/15/2025           643,042
        1,050,000 Bank of America Corp ......................     7.80%  09/15/2016         1,323,986
        4,750,000 Bank of America Corp ......................     6.80%  03/15/2028         5,312,924
          875,000 Bank of New York/New York .................     5.50%  12/01/2017           904,193
          850,000 Bank One Capital III ......................     8.75%  09/01/2030         1,075,550
        3,240,000 Bank One Corp .............................     7.63%  10/15/2026         3,929,952
        2,200,000 Bank One Corp .............................     8.00%  04/29/2027         2,778,752
        2,135,000 Bank One Corp .............................     5.25%  01/30/2013         2,194,714
          600,000 Bank One Corp .............................     7.75%  07/15/2025           733,868
        1,350,000 BankAmerica Capital II ....................     8.00%  12/15/2026         1,533,038
        1,000,000 BankBoston Corp ...........................     7.75%  12/15/2026         1,045,784
        2,550,000 Banque Nationale de Paribas/NY ............     6.95%  07/22/2013         2,959,616
          900,000 Baxter International Inc ..................     6.63%  02/15/2028           943,498
        2,770,000 Bear Stearns Cos Inc/The ..................     5.70%  11/15/2014         2,843,033
        1,230,000 Becton Dickinson & Co .....................     7.00%  08/01/2027         1,388,579
          600,000 Bell Telephone Co Of Pennsylvania .........     8.35%  12/15/2030           733,988
        1,000,000 Bellsouth Capital Funding .................     7.12%  07/15/2097         1,113,776
          890,000 Bellsouth Capital Funding .................     6.04%  11/15/2026           964,639
        4,830,000 Bellsouth Capital Funding .................     7.88%  02/15/2030         5,929,076
        5,800,000 BellSouth Corp ............................     6.88%  10/15/2031         6,455,908
        2,045,000 Bellsouth Telecommunications ..............     6.38%  06/01/2028         2,119,540
          778,750 Bellsouth Telecommunications ..............     6.30%  12/15/2015           835,549
          200,000 Bellsouth Telecommunications ..............     7.00%  10/01/2025           224,871
          263,000 Bellsouth Telecommunications ..............     7.00%  12/01/2095           287,981
        3,753,000 Bellsouth Telecommunications ..............     7.63%  05/15/2035         4,134,056
        1,000,000 Belo Corp .................................     7.75%  06/01/2027         1,046,068
          535,000 Belo Corp .................................     7.25%  09/15/2027           529,417


The accompanying notes are an integral part of these financial statements.


                                     SAI-327

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-----------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                         VALUE
-----------------------------------------------------------------------------------------------------------
USD     1,700,000 Bestfoods .......................................     6.63%  04/15/2028    $    1,899,084
        1,000,000 Bestfoods .......................................     7.25%  12/15/2026         1,192,162
          400,000 BHP Finance USA Ltd .............................     6.42%  03/01/2026           419,772
          800,000 BHP Finance USA Ltd .............................     7.25%  03/01/2016           952,733
        1,725,000 BNY Capital I ...................................     7.97%  12/31/2026         1,920,178
        1,895,000 Boeing Capital Corp .............................     5.80%  01/15/2013         1,912,860
          120,000 Boeing Co/The ...................................     6.63%  02/15/2038           120,877
          100,000 Boeing Co/The ...................................     8.75%  09/15/2031           128,436
        1,160,000 Boeing Co/The ...................................     8.63%  11/15/2031         1,471,849
        2,100,000 Boeing Co/The ...................................     7.95%  08/15/2024         2,467,317
          250,000 Boeing Co/The ...................................     7.25%  06/15/2025           270,709
        2,740,000 Boeing Co/The ...................................     8.75%  08/15/2021         3,385,977
        1,000,000 BorgWarner Inc ..................................     8.00%  10/01/2019         1,130,536
          900,000 Boston Edison Co ................................     7.80%  03/15/2023           947,923
        3,450,000 Boston Properties Inc 144A ......................     6.25%  01/15/2013         3,502,122
        1,470,000 BP Canada Energy Co .............................     6.75%  09/01/2023         1,538,595
        1,450,000 Bristol-Myers Squibb Co .........................     6.80%  11/15/2026         1,568,792
        1,500,000 Bristol-Myers Squibb Co .........................     6.88%  08/01/2097         1,613,258
          800,000 Bristol-Myers Squibb Co .........................     7.15%  06/15/2023           893,296
        1,300,000 British Gas Finance Inc .........................     6.63%  06/01/2018         1,304,176
        9,910,000 British Telecommunications PLC ..................     8.88%  12/15/2030        12,706,809
        1,350,000 BT Preferred Capital Trust II ...................     7.88%  02/25/2027         1,454,943
        1,004,147 Burlington Northern and Santa Fe Railway Co .....     7.57%  01/02/2021         1,203,730
          899,522 Burlington Northern and Santa Fe Railway Co .....     8.25%  01/15/2021         1,134,242
        1,500,000 Burlington Northern Santa Fe Corp ...............     7.00%  12/15/2025         1,671,369
          800,000 Burlington Northern Santa Fe Corp ...............     6.88%  02/15/2016           924,154
        4,550,000 Burlington Northern Santa Fe Corp ...............     6.75%  03/15/2029         4,952,344
        1,055,000 Burlington Northern Santa Fe Corp ...............     7.95%  08/15/2030         1,315,535
        1,498,337 Burlington Northern Santa Fe Corp ...............     6.73%  07/15/2022         1,721,122
          700,000 Burlington Northern Santa Fe Corp ...............     7.29%  06/01/2036           811,273
        1,000,000 Burlington Northern Santa Fe Corp ...............     7.25%  08/01/2097         1,108,112
          100,000 Burlington Northern Santa Fe Corp ...............     6.70%  08/01/2028           108,114
        2,000,000 Burlington Resources Finance Co .................     7.20%  08/15/2031         2,286,684
        2,000,000 Burlington Resources Finance Co .................     7.40%  12/01/2031         2,341,685
        2,000,000 Burlington Resources Inc ........................     6.88%  02/15/2026         2,166,885
        1,300,000 Canadian National Railway Co ....................     7.38%  10/15/2031         1,576,223
          100,000 Canadian National Railway Co ....................     6.80%  07/15/2018           111,779
        2,250,000 Canadian Natural Resources Ltd ..................     7.20%  01/15/2032         2,554,277
        2,000,000 Canadian Natural Resources Ltd ..................     6.45%  06/30/2033         2,070,710
          735,000 Canadian Pacific Ltd ............................     9.45%  08/01/2021           994,254
        2,175,000 Canadian Pacific Railway Ltd ....................     7.13%  10/15/2031         2,527,931


The accompanying notes are an integral part of these financial statements.


                                     SAI-328

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                    VALUE
-------------------------------------------------------------------------------------------------------
USD        75,000 Carnival Corp ..............................     6.65%  01/15/2028    $       66,759
        1,000,000 Carter Holt Harvey Ltd .....................     9.50%  12/01/2024         1,279,216
        1,550,000 Caterpillar Inc ............................     8.00%  02/15/2023         1,900,769
        1,450,000 Caterpillar Inc ............................     6.63%  07/15/2028         1,610,236
        2,200,000 Caterpillar Inc ............................     7.30%  05/01/2031         2,659,377
        1,225,000 CBS Corp ...................................     7.88%  09/01/2023         1,431,812
          340,000 Centel Capital .............................     9.00%  10/15/2019           292,400
          100,000 Champion International Corp ................     6.40%  02/15/2026           107,997
          300,000 Champion International Corp ................     7.35%  11/01/2025           328,541
        1,900,000 Chase Capital I ............................     7.67%  12/01/2026         1,969,848
          900,000 Chesapeake & Potomac Tel-Md ................     7.15%  05/01/2023           925,203
        2,145,000 Chrysler Corp ..............................     7.45%  03/01/2027         2,316,851
        1,000,000 Chrysler Corp ..............................     7.40%  08/01/2097         1,024,706
        1,600,000 Chubb Corp .................................     6.80%  11/15/2031         1,674,774
          500,000 Cigna Corp .................................     7.88%  05/15/2027           496,409
        1,600,000 Cincinnati Financial Corp ..................     6.90%  05/15/2028         1,650,391
        1,000,000 Cincinnati Gas & Electric ..................     6.90%  06/01/2025         1,059,748
        2,425,000 Cingular Wireless LLC ......................     7.13%  12/15/2031         2,495,735
      800,000 CIT Capital Trust I ............................     7.70%  02/15/2027           750,916
        1,670,000 Citicorp Capital I .........................     7.93%  02/15/2027         1,862,499
        3,050,000 CitiFinancial ..............................     6.63%  06/01/2015         3,406,622
          600,000 CitiFinancial ..............................     7.88%  02/01/2025           663,158
        1,400,000 Citigroup Capital II .......................     7.75%  12/01/2036         1,517,787
        2,950,000 Citigroup Inc ..............................     6.63%  06/15/2032         3,198,681
          200,000 Citigroup Inc ..............................     6.88%  02/15/2098           213,433
        1,000,000 Citigroup Inc ..............................     7.88%  05/15/2025         1,223,347
          100,000 Citizens Communications Co .................     7.05%  10/01/2046            89,689
        3,610,000 Citizens Communications Co .................     9.00%  08/15/2031         4,129,909
        1,500,000 Clear Channel Communications Inc ...........     7.25%  10/15/2027         1,581,850
        2,210,000 Cleveland Electric Illuminating Co/The .....     7.88%  11/01/2017         2,560,538
          500,000 CNA Financial Corp .........................     7.25%  11/15/2023           391,459
        1,000,000 CNA Financial Corp .........................     6.95%  01/15/2018           829,735
          980,000 Coca-Cola Co/The ...........................     7.38%  07/29/2093         1,151,862
          200,000 Coca-Cola Enterprises Inc ..................     7.00%  10/01/2026           227,444
        2,700,000 Coca-Cola Enterprises Inc ..................     6.75%  01/15/2038         2,977,527
        3,195,000 Coca-Cola Enterprises Inc ..................     8.50%  02/01/2022         4,094,830
          971,000 Coca-Cola Enterprises Inc ..................     8.00%  09/15/2022         1,193,470
        1,100,000 Coca-Cola Enterprises Inc ..................     6.70%  10/15/2036         1,203,847
        2,405,000 Coca-Cola Enterprises Inc ..................     6.95%  11/15/2026         2,739,196
        4,100,000 Coca-Cola Enterprises Inc ..................     7.13%  08/01/2017         4,788,784
          600,000 Columbia Energy Group ......................     7.62%  11/28/2025           601,831


The accompanying notes are an integral part of these financial statements.


                                     SAI-329

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                  VALUE
-------------------------------------------------------------------------------------------------------
USD      950,000 Columbia Energy Group .....................     7.42%  11/28/2015    $    1,014,745
       2,150,000 Comcast Cable Communications ..............     8.88%  05/01/2017         2,505,319
       1,320,000 Comcast Cable Communications ..............     7.13%  06/15/2013         1,399,809
         670,000 Comcast Cable Communications ..............     8.50%  05/01/2027           738,552
         915,000 Commonwealth Edison Co ....................     9.88%  06/15/2020         1,078,371
         210,000 Commonwealth Edison Co ....................     7.63%  04/15/2013           259,147
       2,100,000 Commonwealth Edison Co ....................     6.95%  07/15/2018         2,301,808
         350,000 Comunidad Autonoma Andalucia ..............     6.75%  10/15/2017           400,560
         700,000 ConAgra Foods Inc .........................     6.70%  08/01/2027           795,416
       1,700,000 ConAgra Foods Inc .........................     7.00%  10/01/2028         1,928,420
       2,050,000 ConAgra Foods Inc .........................     8.25%  09/15/2030         2,672,151
       2,500,000 ConAgra Foods Inc .........................     7.13%  10/01/2026         2,825,641
         305,000 Conoco Funding Co .........................     7.25%  10/15/2031           359,244
      10,612,000 Conoco Inc ................................     6.95%  04/15/2029        11,965,208
         650,000 ConocoPhillips1 ...........................     8.49%  01/01/2023           713,163
         850,000 ConocoPhillips ............................     7.20%  11/01/2023           923,346
       2,790,000 ConocoPhillips ............................     7.00%  03/30/2029         3,159,846
       1,880,000 ConocoPhillips ............................     5.90%  10/15/2032         1,869,137
       1,000,000 ConocoPhillips ............................     7.92%  04/15/2023         1,065,951
          25,000 ConocoPhillips ............................     6.65%  07/15/2018            27,451
       1,000,000 Consolidated Edison Co of New York ........     7.50%  06/15/2023         1,054,934
       1,800,000 Consolidated Edison Co of New York ........     4.88%  02/01/2013         1,821,488
       1,050,000 Consolidated Natural Gas Co ...............     6.63%  12/01/2013         1,189,766
       1,000,000 Consolidated Natural Gas Co ...............     6.80%  12/15/2027         1,090,356
       2,975,000 Consolidated Rail Corp ....................     9.75%  06/15/2020         4,009,385
       2,000,000 Constellation Energy Group Inc ............     7.60%  04/01/2032         2,037,413
       2,700,000 Consumers Energy Co .......................     7.38%  09/15/2023         2,430,000
         566,059 Continental Airlines Inc ..................     6.90%  01/02/2018           481,150
         443,441 Continental Airlines Inc ..................     6.65%  03/15/2019           376,925
       3,013,399 Continental Airlines Inc ..................     6.55%  02/02/2019         2,561,389
         884,599 Continental Airlines Inc ..................     6.70%  06/15/2021           756,332
         170,505 Continental Airlines Inc ..................     7.46%  04/01/2015           141,519
       1,044,474 Continental Airlines Inc ..................     7.26%  03/15/2020           887,803
       3,687,556 Continental Airlines Inc ..................     8.05%  11/01/2020         3,171,298
       2,300,000 Continental Cablevision ...................     9.50%  08/01/2013         2,627,106
         350,000 Cooper Tire & Rubber Co ...................     7.63%  03/15/2027           365,197
       1,075,000 Cooper Tire & Rubber Co ...................     8.00%  12/15/2019         1,164,931
       2,130,000 Countrywide Capital I .....................     8.00%  12/15/2026         2,225,442
         700,000 Countrywide Capital III....................     8.05%  06/15/2027           760,207
         925,000 COX Communications Inc ....................     6.80%  08/01/2028           914,899
       2,975,000 Credit Suisse First Boston USA Inc ........     7.13%  07/15/2032         3,180,532


The accompanying notes are an integral part of these financial statements.


                                     SAI-330

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



---------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                      VALUE
---------------------------------------------------------------------------------------------------------
USD      225,000 CSX Corp ......................................     7.25%  05/01/2027    $      247,791
       2,520,000 CSX Corp ......................................     7.90%  05/01/2017         3,092,728
       4,385,000 CSX Corp ......................................     7.95%  05/01/2027         5,316,190
       1,350,000 CSX Corp ......................................     6.80%  12/01/2028         1,446,280
       6,595,000 DaimlerChrysler NA Holding Corp ...............     8.50%  01/18/2031         8,067,155
         100,000 Dayton Power & Light Inc ......................     7.88%  02/15/2024           105,125
       1,500,000 Dayton Power & Light Inc ......................     8.15%  01/15/2026         1,582,129
       1,000,000 Deere & Co ....................................     8.10%  05/15/2030         1,285,251
       1,925,000 Deere & Co ....................................     7.13%  03/03/2031         2,234,767
       1,360,000 Deere & Co ....................................     6.95%  04/25/2014         1,603,081
       1,470,000 Deere & Co ....................................     8.95%  06/15/2019         1,724,969
         975,000 Dell Computer Corp ............................     7.10%  04/15/2028         1,087,432
       2,265,000 Delphi Corp ...................................     7.13%  05/01/2029         2,234,045
       1,950,000 Delta Air Lines Inc ...........................     6.72%  01/02/2023         2,008,500
         850,000 Detroit Edison Co .............................     6.35%  10/15/2032           904,440
      12,700,000 Deutsche Telekom International Finance BV .....     8.75%  06/15/2030        14,716,465
       2,400,000 Deutsche Telekom International Finance BV .....     9.25%  06/01/2032         3,054,458
       3,525,000 Devon Energy Corp .............................     7.95%  04/15/2032         4,210,817
       6,570,000 Devon Financing Corp ULC ......................     7.88%  09/30/2031         7,766,231
       1,825,000 Dominion Capital Trust I ......................     7.83%  12/01/2027         1,822,681
         865,000 Dominion Resources Capital Trust III ..........     8.40%  01/15/2031           929,863
       1,335,000 Dominion Resources Inc/VA .....................     6.75%  12/15/2032         1,367,894
       4,125,000 Dow Chemical Co/The ...........................     7.38%  11/01/2029         4,367,260
         900,000 DPL Inc .......................................     8.13%  09/01/2031           730,004
       1,900,000 Dresdner Bank AG/New York .....................     7.25%  09/15/2015         2,122,266
       1,000,000 Dresser Industries Inc ........................     7.60%  08/15/2096           864,439
       2,075,000 Du Pont EI de Nemours & Co ....................     6.50%  01/15/2028         2,358,091
       2,000,000 Duke Capital Corp .............................     8.00%  10/01/2019         1,929,963
         500,000 Duke Capital Corp .............................     6.25%  02/15/2013           455,331
       3,200,000 Duke Capital Corp .............................     6.75%  02/15/2032         2,601,778
       2,700,000 Duke Energy Corp ..............................     6.45%  10/15/2032         2,616,122
       1,600,000 Duke Energy Corp ..............................     6.00%  12/01/2028         1,464,719
       1,050,000 Duke Energy Field Services Llc ................     8.13%  08/16/2030         1,031,074
         210,600 East Coast Power Llc ..........................     7.54%  06/30/2017           138,996
         475,000 Eastman Chemical Co ...........................     7.25%  01/15/2024           513,190
       1,800,000 Eastman Chemical Co ...........................     7.60%  02/01/2027         2,017,664
       1,000,000 Eaton Corp ....................................     7.65%  11/15/2029         1,197,290
         995,000 Electronic Data Systems Corp ..................     7.45%  10/15/2029           935,746
       2,000,000 Eli Lilly & Co ................................     6.57%  01/01/2016         2,344,686
         400,000 Eli Lilly & Co ................................     6.77%  01/01/2036           460,639
       1,000,000 Eli Lilly & Co ................................     7.13%  06/01/2025         1,194,634


The accompanying notes are an integral part of these financial statements.


                                     SAI-331

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002


-----------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                       VALUE
-----------------------------------------------------------------------------------------------------------
USD     1,391,245 Elwood Energy LLC .............................     8.16%  07/05/2026    $    1,266,508
        1,400,000 Emerson Electric Co ...........................     5.63%  11/15/2013         1,506,058
        1,300,000 Emerson Electric Co ...........................     5.00%  12/15/2014         1,328,719
        1,915,000 Empresa Nacional de Electricidad SA/Chile .....     7.33%  02/01/2037         1,778,366
        1,400,000 EnCana Corp ...................................     7.20%  11/01/2031         1,609,603
        2,370,000 Enersis SA/Cayman Island ......................     7.40%  12/01/2016         1,662,019
          450,000 Enersis SA/Cayman Island ......................     6.60%  12/01/2026           423,941
        1,000,000 Entergy Gulf States Inc .......................     8.70%  04/01/2024         1,050,666
          573,968 Entergy Louisiana Inc .........................     8.09%  01/02/2017           583,069
        1,750,000 EOP Operating LP ..............................     7.25%  02/15/2018         1,799,990
          750,000 EOP Operating LP ..............................     7.50%  04/19/2029           781,656
          450,000 EOP Operating LP ..............................     7.88%  07/15/2031           490,003
          210,000 EOP Operating LP ..............................     7.25%  06/15/2028           212,664
          400,000 ERP Operating LP ..............................     7.13%  10/15/2017           440,543
        4,000,000 Fannie Mae ....................................     4.38%  09/15/2012         4,012,320
        1,925,000 FBS Capital I .................................     8.09%  11/15/2026         2,180,971
        2,120,000 Federated Department Stores ...................     7.45%  07/15/2017         2,472,899
          435,000 Federated Department Stores ...................     7.00%  02/15/2028           456,670
        1,350,000 Federated Department Stores ...................     6.90%  04/01/2029         1,401,614
          950,000 Federated Department Stores ...................     6.79%  07/15/2027         1,004,859
        1,000,000 FedEx Corp ....................................     7.60%  07/01/2097         1,118,957
        3,304,036 FedEx Corp ....................................     6.72%  01/15/2022         3,700,389
        1,000,000 Finland Government International Bond .........     6.95%  02/15/2026         1,210,647
          540,000 First Empire Capital Trust I ..................     8.23%  02/01/2027           590,827
        1,425,000 First Industrial LP ...........................     7.60%  07/15/2028         1,484,141
          600,000 First Union Capital I .........................     7.94%  01/15/2027           669,252
        1,120,000 First Union Capital II ........................     7.95%  11/15/2029         1,302,519
        4,660,000 First Union Institutional Capital I ...........     8.04%  12/01/2026         5,223,781
          850,000 First Union National Bank Of Florida ..........     6.18%  02/15/2036           922,965
        7,320,000 FirstEnergy Corp ..............................     7.38%  11/15/2031         7,093,685
        1,000,000 Fleet Capital Trust II ........................     7.92%  12/11/2026         1,064,815
        2,975,000 FleetBoston Financial Corp ....................     6.88%  01/15/2028         3,173,044
          200,000 FleetBoston Financial Corp ....................     6.70%  07/15/2028           209,024
        1,300,000 Florida Power & Light Co ......................     4.85%  02/01/2013         1,326,528
        1,825,000 Florida Power & Light Co ......................     5.85%  02/01/2003         1,861,407
        1,300,000 Ford Motor Co .................................     8.88%  01/15/2022         1,229,997
        3,000,000 Ford Motor Co .................................     6.50%  08/01/2018         2,466,452
        5,565,000 Ford Motor Co .................................     6.63%  10/01/2028         4,389,209
        7,060,000 Ford Motor Co .................................     6.38%  02/01/2029         5,411,903
       24,370,000 Ford Motor Co .................................     7.45%  07/16/2031        21,082,952
          100,000 Ford Motor Co .................................     8.90%  01/15/2032            93,725


The accompanying notes are an integral part of these financial statements.


                                     SAI-332

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                  VALUE
-------------------------------------------------------------------------------------------------------
USD      600,000 Ford Motor Co .............................     7.70%  05/15/2097    $      502,603
       2,000,000 Ford Motor Co .............................     7.50%  08/01/2026         1,735,899
       1,000,000 Fortune Brands Inc ........................     6.63%  07/15/2028         1,068,733
       8,815,000 France Telecom ............................    10.00%  03/01/2031        10,670,461
       5,000,000 Freddie Mac ...............................     2.88%  09/15/2005         5,098,650
       1,130,000 GE Global Insurance Holding Corp ..........     7.00%  02/15/2026         1,191,313
       1,160,000 GE Global Insurance Holding Corp ..........     7.75%  06/15/2030         1,329,583
       1,300,000 GE Global Insurance Holding Corp ..........     6.45%  03/01/2019         1,294,599
       1,400,000 General Electric Capital Corp .............     6.90%  09/15/2015         1,608,530
      19,220,000 General Electric Capital Corp .............     6.75%  03/15/2032        21,304,861
       7,600,000 General Electric Capital Corp .............     5.45%  01/15/2013         7,881,469
       1,400,000 General Electric Capital SVC ..............     7.50%  08/21/2035         1,682,651
         100,000 General Motors Acceptance Corp ............     5.00%  12/01/2012            50,424
      16,310,000 General Motors Acceptance Corp ............     8.00%  11/01/2031        16,416,044
       3,900,000 General Motors Corp .......................     7.40%  09/01/2025         3,621,570
       1,700,000 General Motors Corp .......................     7.70%  04/15/2016         1,710,206
       1,440,000 General Motors Corp .......................     6.75%  05/01/2028         1,253,891
         800,000 General Motors Corp .......................     8.80%  03/01/2021           857,349
       3,000,000 General Motors Corp .......................     9.40%  07/15/2021         3,389,342
       1,000,000 General Motors Corp .......................     8.10%  06/15/2024           961,643
         825,000 Georgia Power Co ..........................     4.88%  07/15/2007           871,066
       1,700,000 Global Marine Inc .........................     7.00%  06/01/2028         1,867,950
       2,600,000 Goldman Sachs Group Inc ...................     5.50%  11/15/2014         2,616,674
       1,050,000 Grand Metropolitan Invt Corp ..............     8.00%  09/15/2022         1,308,910
       1,800,000 Grand Metropolitan Invt Corp ..............     7.45%  04/15/2035         2,089,728
       1,450,000 Great Western Financial ...................     8.21%  02/01/2027         1,590,654
         900,000 Grupo Televisa SA .........................     8.50%  03/11/2032           855,000
         850,000 GTE California Inc ........................     8.07%  04/15/2024           925,786
       4,600,000 GTE Corp ..................................     7.90%  02/01/2027         4,915,443
       5,105,000 GTE Corp ..................................     6.84%  04/15/2018         5,275,577
       2,725,000 GTE Corp ..................................     6.94%  04/15/2028         2,858,306
         100,000 GTE Corp ..................................     8.75%  11/01/2021           123,711
       1,000,000 GTE Corp ..................................     7.83%  05/01/2023         1,051,108
       1,285,000 GTE Florida Inc ...........................     6.86%  02/01/2028         1,385,122
         732,000 Harcourt General Inc ......................     7.20%  08/01/2027           809,759
         475,000 Harris Corp ...............................     6.35%  02/01/2028           466,038
         500,000 Hartford Financial Services Group Inc .....     7.30%  11/01/2015           568,377
         100,000 Hartford Life Inc .........................     7.65%  06/15/2027           112,118
       3,199,000 Hartford Life Inc .........................     7.38%  03/01/2031         3,496,119
          25,000 Hershey Foods Corp ........................     7.20%  08/15/2027            29,664
       1,185,000 Hertz Corp ................................     7.00%  01/15/2028           932,246


The accompanying notes are an integral part of these financial statements.


                                     SAI-333

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                   VALUE
-------------------------------------------------------------------------------------------------------
USD        740,000 Highwoods Properties Inc .................     7.50%  04/15/2018    $      714,450
        900,000 HJ Heinz Co .................................     6.38%  07/15/2028           954,694
      2,150,000 HJ Heinz Finance Co .........................     6.75%  03/15/2032         2,373,633
           900,000 Honeywell Inc ............................     6.63%  06/15/2028           974,046
         2,980,000 Household Finance Corp ...................     7.63%  05/17/2032         3,314,832
         1,145,000 Household Finance Corp ...................     7.35%  11/27/2032         1,257,834
         1,250,000 HSBC Bank Plc ............................     7.65%  05/01/2025         1,441,471
           280,000 Husky Oil Co .............................     7.55%  11/15/2016           334,406
           390,000 Hydro Quebec .............................     8.88%  03/01/2026           547,411
         2,315,000 Hydro Quebec .............................     8.50%  12/01/2029         3,197,129
         2,900,000 Hydro Quebec .............................     8.40%  01/15/2022         3,867,748
         5,475,000 Hydro Quebec .............................     8.00%  02/01/2013         6,950,292
         3,290,000 Hydro Quebec .............................     8.05%  07/07/2024         4,300,279
         2,150,000 Hydro Quebec .............................     7.50%  04/01/2016         2,683,832
         1,000,000 Hydro Quebec .............................     9.38%  04/15/2030         1,503,456
         1,900,000 Hydro Quebec .............................     9.50%  11/15/2030         2,898,036
         2,000,000 Hydro Quebec .............................     9.40%  02/01/2021         2,874,381
         1,175,000 Inco Ltd .................................     7.20%  09/15/2032         1,176,176
         2,200,000 Ingersoll-Rand Co ........................     6.39%  11/15/2027         2,347,024
           400,000 Ingersoll-Rand Co ........................     6.44%  11/15/2027           442,971
         5,310,000 Inter-American Development Bank ..........     7.00%  06/15/2025         6,414,895
           100,000 Inter-American Development Bank ..........     6.75%  07/15/2027           117,615
           900,000 Honeywell Inc ............................     6.63%  06/15/2028           974,046
         2,980,000 Household Finance Corp ...................     7.63%  05/17/2032         3,314,832
         1,145,000 Household Finance Corp ...................     7.35%  11/27/2032         1,257,834
         1,250,000 HSBC Bank Plc ............................     7.65%  05/01/2025         1,441,471
           280,000 Husky Oil Co .............................     7.55%  11/15/2016           334,406
           390,000 Hydro Quebec .............................     8.88%  03/01/2026           547,411
         2,315,000 Hydro Quebec .............................     8.50%  12/01/2029         3,197,129
         2,900,000 Hydro Quebec .............................     8.40%  01/15/2022         3,867,748
         5,475,000 Hydro Quebec .............................     8.00%  02/01/2013         6,950,292
         3,290,000 Hydro Quebec .............................     8.05%  07/07/2024         4,300,279
         2,150,000 Hydro Quebec .............................     7.50%  04/01/2016         2,683,832
         1,000,000 Hydro Quebec .............................     9.38%  04/15/2030         1,503,456
         1,900,000 Hydro Quebec .............................     9.50%  11/15/2030         2,898,036
         2,000,000 Hydro Quebec .............................     9.40%  02/01/2021         2,874,381
         1,175,000 Inco Ltd .................................     7.20%  09/15/2032         1,176,176
         2,200,000 Ingersoll-Rand Co ........................     6.39%  11/15/2027         2,347,024
           400,000 Ingersoll-Rand Co ........................     6.44%  11/15/2027           442,971
         5,310,000 Inter-American Development Bank ..........     7.00%  06/15/2025         6,414,895
           100,000 Inter-American Development Bank ..........     6.75%  07/15/2027           117,615


The accompanying notes are an integral part of these financial statements.


                                     SAI-334

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



--------------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                                VALUE
--------------------------------------------------------------------------------------------------------------------
USD      400,000 International Bank for Reconstruction & Development .....     8.88%  03/01/2026    $      588,694
       4,460,000 International Bank for Reconstruction & Development .....     8.63%  10/15/2016         6,196,001
       1,000,000 International Bank for Reconstruction & Development .....     9.25%  07/15/2017         1,461,167
       4,300,000 International Bank for Reconstruction & Development .....     7.63%  01/19/2023         5,607,442
       3,250,000 International Business Machines Corp ....................     8.38%  11/01/2019         4,044,248
       1,000,000 International Business Machines Corp ....................     7.50%  06/15/2013         1,215,737
       2,950,000 International Business Machines Corp ....................     7.00%  10/30/2025         3,309,577
       2,600,000 International Business Machines Corp ....................     7.13%  12/01/2096         2,853,239
       4,475,000 International Business Machines Corp ....................     6.50%  01/15/2028         4,798,866
       2,980,000 International Business Machines Corp ....................     5.88%  11/29/2032         2,952,545
         885,000 International Business Machines Corp ....................     6.22%  08/01/2027           939,353
         700,000 International Paper Co ..................................     6.88%  11/01/2023           734,514
         500,000 International Paper Co ..................................     8.13%  06/15/2024           531,250
       4,475,000 International Paper Co ..................................     6.88%  04/15/2029         4,719,141
       1,450,000 Israel Government International Bond ....................     7.25%  12/15/2028         1,485,874
      12,785,000 Italy Government International Bond .....................     6.88%  09/27/2023        15,370,315
         100,000 ITT Industries Inc ......................................     7.40%  11/15/2025           112,688
       1,000,000 John Deere Capital Corp .................................     8.63%  08/01/2019         1,118,600
       4,990,000 Johnson & Johnson .......................................     8.72%  11/01/2024         5,763,450
         350,000 Johnson & Johnson .......................................     6.95%  09/01/2029           418,258
       2,500,000 JP Morgan Chase & Co ....................................     5.75%  01/02/2013         2,532,760
       2,850,000 JPM Capital Trust I .....................................     7.54%  01/15/2027         2,929,882
       2,150,000 JPM Capital Trust II ....................................     7.95%  02/01/2027         2,284,147
       4,600,000 Kellogg Co ..............................................     7.45%  04/01/2031         5,580,828
       1,100,000 Kerr-McGee Corp .........................................     7.13%  10/15/2027         1,214,315
       2,595,000 Kerr-McGee Corp .........................................     7.88%  09/15/2031         3,153,718
       1,700,000 KeyBank National Association ............................     6.95%  02/01/2028         1,881,774
         700,000 KeyBank National Association ............................     5.70%  11/01/2017           719,365
       1,825,000 Keycorp Instit Capital-A ................................     7.83%  12/01/2026         1,978,323
       1,000,000 Keycorp Instit Capital-B ................................     8.25%  12/15/2026         1,120,135
       1,400,000 KeySpan Corp ............................................     8.00%  11/15/2030         1,778,791
       1,800,000 KFW International Finance ...............................     7.20%  03/15/2014         2,205,113
         750,000 KFW International Finance ...............................     7.00%  03/01/2013           906,672
         800,000 Kimberly-Clark Corp .....................................     6.38%  01/01/2028           872,541
       1,425,000 Kimberly-Clark Corp .....................................     6.25%  07/15/2018         1,576,556
         100,000 Kimberly-Clark Corp .....................................     7.00%  08/15/2023           103,000
       1,515,000 Kinder Morgan Energy Partners LP ........................     7.40%  03/15/2031         1,650,285
       1,965,000 Kinder Morgan Energy Partners LP ........................     7.75%  03/15/2032         2,230,282
         500,000 Kinder Morgan Inc .......................................     7.45%  03/01/2098           503,931
       2,665,000 Kinder Morgan Inc .......................................     7.25%  03/01/2028         2,714,123
         240,000 KN Capital Trust III ....................................     7.63%  04/15/2028           226,900


The accompanying notes are an integral part of these financial statements.


                                     SAI-335

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



----------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                      VALUE
----------------------------------------------------------------------------------------------------------
USD     500,000 Knight-Ridder Inc ..............................     6.88%  03/15/2029    $      554,475
        250,000 Kohl's Corp ....................................     7.25%  06/01/2029           290,374
      1,570,000 Kohl's Corp ....................................     6.00%  01/15/2033         1,565,119
        100,000 Koninklijke Philips Electronics NV .............     7.20%  06/01/2026           109,178
      1,000,000 Koninklijke Philips Electronics NV .............     7.25%  08/15/2013         1,132,803
        500,000 Koninklijke Philips Electronics NV .............     7.13%  05/15/2025           557,786
        700,000 Korea Electric Power Corp ......................     7.00%  02/01/2027           785,579
      3,115,000 Korea Electric Power Corp ......................     7.75%  04/01/2013         3,727,187
      3,150,000 Kraft Foods Inc ................................     6.50%  11/01/2031         3,465,830
      1,795,000 Kroger Co ......................................     7.00%  05/01/2018         1,918,877
        110,000 Kroger Co ......................................     7.70%  06/01/2029           124,413
        690,000 Kroger Co ......................................     8.00%  09/15/2029           806,451
      1,370,000 Kroger Co ......................................     7.50%  04/01/2031         1,522,842
      1,700,000 Kroger Co ......................................     6.80%  12/15/2018         1,786,327
        500,000 Landesbank Baden-Wuerttemberg Girozentrale .....     7.63%  02/01/2023           618,300
      2,000,000 Lasmo USA Inc ..................................     7.30%  11/15/2027         2,359,487
      2,295,000 Lehman Brothers Holdings Inc ...................     8.80%  03/01/2015         2,930,427
        875,000 Lehman Brothers Holdings Inc ...................     5.88%  11/15/2017           883,556
        500,000 Lehman Brothers Inc ............................     7.50%  08/01/2026           557,216
      3,275,000 Liberty Media Corp .............................     8.50%  07/15/2029         3,553,246
      2,125,000 Liberty Media Corp .............................     8.25%  02/01/2030         2,246,701
      1,410,000 Lion Connecticut Holdings Inc ..................     7.63%  08/15/2026         1,659,138
        420,000 Lion Connecticut Holdings Inc ..................     7.25%  08/15/2023           471,382
        200,000 Litton Industries Inc ..........................     7.75%  03/15/2026           235,344
      1,000,000 Litton Industries Inc ..........................     6.75%  04/15/2018         1,059,740
      5,090,000 Lockheed Corp ..................................     7.88%  03/15/2023         5,357,225
      3,700,000 Lockheed Martin Corp ...........................     7.65%  05/01/2016         4,594,029
      2,410,000 Lockheed Martin Corp ...........................     8.50%  12/01/2029         3,205,156
      2,520,000 Lockheed Martin Corp ...........................     7.20%  05/01/2036         2,904,177
      1,950,000 Loews Corp .....................................     7.63%  06/01/2023         2,067,000
      3,519,000 Loral Corp .....................................     7.00%  09/15/2023         3,914,406
        100,000 Louisiana Land & Exploration ...................     7.65%  12/01/2023           115,045
        710,000 Lowe's Cos Inc .................................     6.88%  02/15/2028           786,003
      2,755,000 Lowe's Cos Inc .................................     6.50%  03/15/2029         2,920,105
        500,000 Magyar Nemzeti Bank ............................     8.88%  11/01/2013           662,718
      1,805,000 Marathon Oil Corp ..............................     6.80%  03/15/2032         1,865,390
      2,370,000 Masco Corp .....................................     6.63%  04/15/2018         2,482,482
        300,000 Masco Corp .....................................     7.13%  08/15/2013           347,315
      2,100,000 May Department Stores Co/The ...................     8.38%  08/01/2024         2,345,511
        100,000 May Department Stores Co/The ...................     8.30%  07/15/2026           114,372
        285,000 May Department Stores Co/The ...................     6.70%  09/15/2028           290,576


The accompanying notes are an integral part of these financial statements.


                                     SAI-336

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                  VALUE
-------------------------------------------------------------------------------------------------------
USD      950,000 May Department Stores Co/The ..............     7.88%  03/01/2030    $    1,103,186
       1,475,000 May Department Stores Co/The ..............     8.75%  05/15/2029         1,859,648
       1,000,000 May Department Stores Co/The ..............     8.50%  06/01/2019         1,206,703
       1,125,000 May Department Stores Co/The ..............     6.90%  01/15/2032         1,177,216
          25,000 MBIA Inc ..................................     6.63%  10/01/2028            25,414
          25,000 McDonald's Corp ...........................     6.38%  01/08/2028            26,405
       1,150,000 Mead Corp/The .............................     7.55%  03/01/2047         1,229,101
       1,850,000 Mead Corp/The .............................     8.13%  02/01/2023         1,905,500
       1,000,000 MeadWestvaco Corp .........................     6.80%  11/15/2032         1,020,500
       2,205,000 Mellon Capital I ..........................     7.72%  12/01/2026         2,445,452
       2,750,000 Mellon Capital II .........................     8.00%  01/15/2027         3,121,779
       1,000,000 Mellon Funding Corp .......................     5.00%  12/01/2014         1,011,120
       3,650,000 Merck & Co Inc ............................     5.95%  12/01/2028         3,854,008
       2,310,000 Merck & Co Inc ............................     6.40%  03/01/2028         2,577,481
         100,000 Merrill Lynch & Co Inc ....................     6.50%  07/15/2018           104,584
       6,450,000 Merrill Lynch & Co Inc ....................     6.88%  11/15/2018         6,993,802
       1,100,000 Merrill Lynch & Co Inc ....................     6.75%  06/01/2028         1,170,861
       2,120,000 Metlife Inc ...............................     6.50%  12/15/2032         2,238,710
      13,295,000 Mexico Government International Bond ......     8.30%  08/15/2031        14,059,463
       6,600,000 Mexico Government International Bond ......     8.00%  09/24/2022         6,718,800
       6,125,000 Mexico Government International Bond ......    11.50%  05/15/2026         8,375,938
       9,400,000 Mexico Government International Bond ......    11.38%  09/15/2016        12,596,000
       9,660,000 Mexico Government International Bond ......     8.13%  12/30/2019        10,191,300
          45,000 Michigan Bell Telephone Co ................     7.85%  01/15/2022            54,425
       1,630,000 Midamerican Energy Co .....................     6.75%  12/30/2031         1,684,892
         100,000 Midamerican Energy Holdings Co ............     8.48%  09/15/2028           117,644
       2,975,000 Midamerican Funding LLC ...................     6.93%  03/01/2029         3,060,909
       1,485,000 Midwest Energy Inc ........................     9.38%  10/15/2029         1,786,310
       1,060,000 Mobil Corp ................................     8.63%  08/15/2021         1,436,694
       6,045,000 Morgan Stanley ............................     7.25%  04/01/2032         6,877,676
         600,000 Morgan Stanley ............................     6.75%  01/01/2016           673,457
         200,000 Morgan Stanley Group Inc ..................     7.50%  02/01/2024           213,427
       1,000,000 Motorola Inc ..............................     7.50%  05/15/2025           892,224
       1,000,000 Motorola Inc ..............................     6.50%  09/01/2025         1,015,242
       2,885,000 Motorola Inc ..............................     6.50%  11/15/2028         2,350,659
       1,000,000 Murphy Oil Corp ...........................     7.05%  05/01/2029         1,103,850
       1,550,000 Nabisco Inc ...............................     7.55%  06/15/2015         1,925,366
       3,565,000 National City Corp ........................     6.88%  05/15/2019         3,957,987
       4,850,000 National Rural Util Coop Fin ..............     8.00%  03/01/2032         5,838,663
         100,000 National Rural Util Coop Fin ..............     6.55%  11/01/2018           107,791
         375,000 Nationwide Financial Services .............     8.00%  03/01/2027           418,795


The accompanying notes are an integral part of these financial statements.


                                     SAI-337

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                  VALUE
-------------------------------------------------------------------------------------------------------
USD     1,800,000 NB Capital Trust .........................     7.83%  12/15/2026    $    2,019,751
        1,000,000 NB Capital Trust IV ......................     8.25%  04/15/2027         1,159,036
        1,535,000 NBD Bank NA ..............................     8.25%  11/01/2024         1,976,504
          600,000 New Brunswick Province of ................     7.63%  02/15/2013           748,550
          300,000 New Brunswick Province of ................     9.75%  05/15/2020           444,063
        1,000,000 New Brunswick Province of ................     8.75%  05/01/2022         1,392,657
        2,030,000 New England Telephone & Tele .............     7.88%  11/15/2029         2,414,283
        1,150,000 New Jersey Bell Telephone ................     8.00%  06/01/2022         1,361,283
        1,000,000 New York Telephone Co ....................     6.70%  11/01/2023           989,840
          300,000 New York Telephone Co ....................     7.25%  02/15/2024           311,868
        1,300,000 News America Holdings ....................     9.50%  07/15/2024         1,514,978
        2,400,000 News America Holdings ....................     8.00%  10/17/2016         2,637,710
          200,000 News America Holdings ....................     8.15%  10/17/2036           207,265
        2,860,000 News America Holdings ....................     9.25%  02/01/2013         3,370,785
        1,000,000 News America Holdings ....................     8.88%  04/26/2023         1,115,026
          975,000 News America Holdings ....................     8.25%  08/10/2018         1,033,083
        2,465,000 News America Holdings ....................     7.60%  10/11/2015         2,614,915
        3,175,000 News America Holdings ....................     7.75%  12/01/2045         3,101,107
          900,000 News America Holdings ....................     7.43%  10/01/2026           969,248
        1,595,000 News America Inc .........................     7.63%  11/30/2028         1,610,048
          105,000 News America Inc .........................     7.30%  04/30/2028           102,146
        1,750,000 News America Inc .........................     7.25%  05/18/2018         1,727,383
        1,075,000 Nexen Inc ................................     7.40%  05/01/2028         1,100,905
        1,400,000 Nexen Inc ................................     7.88%  03/15/2032         1,516,064
        1,535,000 Noble Corp ...............................     7.50%  03/15/2019         1,772,934
        1,000,000 Noble Energy Inc .........................     8.00%  04/01/2027         1,142,649
        2,550,000 Norfolk Southern Corp ....................     7.70%  05/15/2017         3,138,055
        3,275,000 Norfolk Southern Corp ....................     7.05%  05/01/2037         3,724,676
        3,345,000 Norfolk Southern Corp ....................     7.80%  05/15/2027         4,075,646
        1,000,000 Norfolk Southern Corp ....................     7.90%  05/15/2097         1,207,219
        1,650,000 Norfolk Southern Corp ....................     7.25%  02/15/2031         1,913,211
        1,050,000 Norsk Hydro ASA ..........................     7.75%  06/15/2023         1,266,117
        1,025,000 Norsk Hydro ASA ..........................     7.15%  01/15/2029         1,180,661
        2,515,000 Norsk Hydro ASA ..........................     7.25%  09/23/2027         2,920,509
        1,000,000 Norsk Hydro ASA ..........................     6.70%  01/15/2018         1,085,189
        1,040,000 Norsk Hydro ASA ..........................     7.15%  11/15/2025         1,188,980
        1,000,000 Norsk Hydro ASA ..........................     7.50%  10/01/2016         1,226,587
        1,100,000 Northeast Generation Co ..................     8.81%  10/15/2026           990,000
          925,000 Northern Border Pipeline Co ..............     7.50%  09/15/2021         1,025,163
           25,000 Northern States Power-Minnesota ..........     7.13%  07/01/2025            24,277
        1,000,000 Northrop Grumman Corp ....................     9.38%  10/15/2024         1,110,000


The accompanying notes are an integral part of these financial statements.


                                     SAI-338

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                   VALUE
-------------------------------------------------------------------------------------------------------
USD     5,160,000 Northrop Grumman Corp .....................     7.75%  02/15/2031    $    6,146,698
          600,000 Northrop Grumman Corp .....................     7.88%  03/01/2026           719,203
        2,254,661 Northwest Airlines Corp ...................     7.58%  09/01/2020         2,119,381
        1,547,000 Northwest Airlines Inc ....................     6.81%  02/01/2020         1,314,950
        1,499,473 Northwest Airlines Inc ....................     8.07%  10/01/2019         1,566,950
          100,000 Nova Gas Transmission .....................     7.88%  04/01/2023           116,713
        1,750,000 Nova Scotia Province of ...................     9.25%  03/01/2020         2,499,893
        1,600,000 Nova Scotia Province of ...................     9.13%  05/01/2021         2,290,167
        1,200,000 Nova Scotia Province of ...................     7.25%  07/27/2013         1,460,982
        1,000,000 Nova Scotia Province of ...................     9.50%  02/01/2019         1,438,183
          100,000 Nova Scotia Province of ...................     8.25%  11/15/2019           131,677
        1,000,000 Nova Scotia Province of ...................     8.25%  07/30/2022         1,343,150
        2,175,000 Occidental Petroleum Corp .................     9.25%  08/01/2019         2,885,842
        1,525,000 Occidental Petroleum Corp .................     8.45%  02/15/2029         1,963,390
        2,755,000 Oncor Electric Delivery Co ................     7.00%  09/01/2022         2,589,727
        2,500,000 Oncor Electric Delivery Co ................     6.38%  01/15/2015         2,569,275
        2,640,000 Oncor Electric Delivery Co ................     7.00%  05/01/2032         2,642,685
        3,125,000 Ontario Electricity Financial Corp ........     7.45%  03/31/2013         3,908,445
        6,625,000 Pacific Bell ..............................     7.13%  03/15/2026         7,469,576
          100,000 Pacific Bell ..............................     7.38%  07/15/2043           110,270
          900,000 Pacificorp ................................     7.70%  11/15/2031         1,102,772
          925,000 Pactiv Corp ...............................     7.95%  12/15/2025         1,078,769
        1,950,000 Pactiv Corp ...............................     8.38%  04/15/2027         2,368,310
        1,100,000 Pemex Project Funding Master Trust ........     8.63%  02/01/2022         1,155,000
        3,195,000 Pemex Project Funding Master Trust ........     7.38%  12/15/2014         3,274,875
        3,790,000 Pepsi Bottling Group Inc ..................     7.00%  03/01/2029         4,414,722
        2,900,000 Petro-Canada ..............................     7.88%  06/15/2026         3,360,700
          100,000 Petro-Canada ..............................     7.00%  11/15/2028           105,683
        1,300,000 Petroleos Mexicanos .......................     9.25%  03/30/2018         1,456,000
        3,000,000 Petroleos Mexicanos .......................     9.50%  09/15/2027         3,390,000
        2,300,000 Petroleos Mexicanos .......................     9.50%  09/15/2027         2,644,862
        3,850,000 Pharmacia Corp ............................     6.50%  12/01/2018         4,302,260
        1,775,000 Pharmacia Corp ............................     6.60%  12/01/2028         2,031,917
        1,760,000 Phelps Dodge Corp .........................     9.50%  06/01/2031         1,832,645
        3,085,000 Philip Morris Cos Inc .....................     7.75%  01/15/2027         3,433,132
        1,250,000 Phillips 66 Capital Trust II ..............     8.00%  01/15/2037         1,377,914
          500,000 PPG Industries Inc ........................     7.40%  08/15/2019           545,765
          906,352 PPL Montana LLC ...........................     8.90%  07/02/2020           951,315
        4,050,000 Procter & Gamble -- Esop ..................     9.36%  01/01/2021         5,616,523
        1,000,000 Procter & Gamble Co .......................     8.00%  09/01/2024         1,298,824
        2,431,000 Procter & Gamble Co .......................     6.45%  01/15/2026         2,720,018


The accompanying notes are an integral part of these financial statements.


                                     SAI-339

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



-------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                   VALUE
-------------------------------------------------------------------------------------------------------
USD     2,675,000 Progress Energy Inc .......................     7.75%  03/01/2031    $    3,031,783
        1,400,000 Progress Energy Inc .......................     7.00%  10/30/2031         1,454,830
        1,025,000 Progressive Corp/The ......................     6.63%  03/01/2029         1,098,903
        2,105,000 Progressive Corp/The ......................     6.25%  12/01/2032         2,165,408
          700,000 Provident Cos Inc .........................     7.00%  07/15/2018           584,488
          400,000 Province of British Columbia/Canada .......     6.50%  01/15/2026           460,451
        2,000,000 Province of British Columbia/Canada .......     7.25%  09/01/2036         2,555,725
          475,000 Province of Manitoba ......................     9.25%  04/01/2020           701,387
          500,000 Province of Manitoba ......................     8.88%  09/15/2021           720,279
        1,500,000 Province of Manitoba ......................     7.75%  07/17/2016         1,932,505
        1,770,000 Province of Manitoba ......................     9.13%  01/15/2018         2,544,671
        1,150,000 Province of Manitoba ......................     8.80%  01/15/2020         1,623,828
        1,000,000 Province of Newfoundland ..................     9.00%  10/15/2021         1,407,992
          500,000 Province of Quebec ........................     8.63%  12/01/2026           688,749
        2,700,000 Province of Quebec ........................     7.50%  07/15/2023         3,305,948
        4,575,000 Province of Quebec ........................     7.13%  02/09/2024         5,406,336
        6,750,000 Province of Quebec ........................     7.50%  09/15/2029         8,470,383
        2,700,000 Province of Saskatchewan/Canada ...........     7.38%  07/15/2013         3,341,798
        1,050,000 Province of Saskatchewan/Canada ...........     9.38%  12/15/2020         1,530,530
        2,820,000 PSEG Power LLC ............................     8.63%  04/15/2031         2,985,882
          650,000 Public Service Electric & Gas .............     7.00%  09/01/2024           680,378
        1,240,000 Puget Energy Inc ..........................     7.02%  12/01/2027         1,244,108
        1,075,000 Pulte Homes Inc ...........................     7.88%  06/15/2032         1,143,821
          600,000 Pulte Homes Inc ...........................     7.63%  10/15/2017           652,951
        1,458,000 Quebecor World Inc ........................     6.50%  08/01/2027         1,521,904
        1,500,000 Raytheon Co ...............................     7.00%  11/01/2028         1,604,741
          500,000 Raytheon Co ...............................     7.38%  07/15/2025           515,000
          900,000 Raytheon Co ...............................     7.20%  08/15/2027           983,727
        2,570,000 Raytheon Co ...............................     6.75%  03/15/2018         2,684,144
        1,875,000 Raytheon Co ...............................     6.40%  12/15/2018         1,895,372
          275,000 Reed Elsevier Capital Inc .................     7.50%  05/15/2025           323,859
        3,400,000 Region of Lombardy ........................     5.80%  10/25/2032         3,555,091
        2,250,000 Reliant Energy HL&P .......................     7.75%  03/15/2023         2,131,251
          400,000 Republic New York Capital I ...............     7.75%  11/15/2026           437,440
          250,000 Republic New York Corp ....................     7.53%  12/04/2026           267,056
        1,984,969 RGS (I&M) Funding Corp ....................     9.82%  12/07/2022         2,230,178
          625,000 Rockwell Automation Inc ...................     6.70%  01/15/2028           644,991
        1,100,000 Rockwell Automation Inc ...................     5.20%  01/15/2098           836,576
          650,000 Rogers Cable Inc ..........................     8.75%  05/01/2032           664,425
        4,665,000 Rohm & Haas Co ............................     7.85%  07/15/2029         5,884,022
        3,355,000 Royal Bank of Scotland Group Plc ..........     5.00%  10/01/2014         3,382,895


The accompanying notes are an integral part of these financial statements.


                                     SAI-340

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002


-------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                     VALUE
-------------------------------------------------------------------------------------------------------
USD     3,490,000 Royal KPN NV ................................     8.38%  10/01/2030    $    4,304,082
        1,000,000 RR Donnelley & Sons Co ......................     6.63%  04/15/2029         1,083,325
        2,360,000 Safeco Capital Trust I ......................     8.07%  07/15/2037         2,438,992
        3,000,000 Safeway Inc .................................     7.25%  02/01/2031         3,389,872
        1,150,000 Santander Financial Issuances ...............     7.25%  11/01/2015         1,263,676
        1,800,000 Sara Lee Corp ...............................     6.13%  11/01/2032         1,895,386
          750,000 SBC Communications Inc ......................     7.38%  06/15/2025           804,610
          800,000 Science Applications International Corp .....     7.13%  07/01/2032           849,849
        4,365,000 Sears Roebuck Acceptance ....................     6.50%  12/01/2028         3,622,950
        3,350,000 Sears Roebuck Acceptance ....................     7.00%  06/01/2032         2,814,000
          950,000 Security Capital Group Inc ..................     7.70%  06/15/2028         1,118,795
        2,600,000 SLM Corp ....................................     5.38%  01/15/2013         2,685,186
        2,200,000 South Africa Government International Bond ..     8.50%  06/23/2017         2,537,282
          970,000 South Carolina Electric & Gas ...............     6.63%  02/01/2032         1,083,119
          950,000 Southern Co CAP Trust I .....................     8.19%  02/01/2037         1,050,394
        1,325,000 Southern Union Co ...........................     7.60%  02/01/2024         1,298,904
        1,000,000 Southern Union Co ...........................     8.25%  11/15/2029         1,051,242
        2,000,000 Southtrust Bank NA ..........................     6.13%  01/09/2028         2,201,799
          330,000 Spieker Properties Inc ......................     7.35%  12/01/2017           357,323
        1,000,000 Spieker Properties Inc ......................     7.50%  10/01/2027         1,029,483
        6,334,000 Sprint Capital Corp .........................     6.88%  11/15/2028         5,193,880
        7,165,000 Sprint Capital Corp .........................     6.90%  05/01/2019         6,090,250
        7,480,000 Sprint Capital Corp .........................     8.75%  03/15/2032         7,106,000
        1,000,000 Sprint Corp-FON Group .......................     9.25%  04/15/2022           870,000
        2,025,000 Suncor Energy Inc ...........................     7.15%  02/01/2032         2,300,358
        1,750,000 Suntrust Bank ...............................     5.45%  12/01/2017         1,823,566
        3,800,000 SunTrust Banks Inc ..........................     6.00%  02/15/2026         4,177,216
          800,000 Suntrust Capital II .........................     7.90%  06/15/2027           899,925
        3,000,000 Swiss Bank Corp NY ..........................     7.38%  07/15/2015         3,618,607
          750,000 Swiss Bank Corp NY ..........................     7.00%  10/15/2015           880,643
        2,200,000 Swiss Bank Corp NY ..........................     7.75%  09/01/2026         2,622,928
        1,400,000 Talisman Energy Inc .........................     7.25%  10/15/2027         1,576,871
        2,775,000 Target Corp .................................     7.00%  07/15/2031         3,114,414
        2,300,000 Target Corp .................................     6.35%  11/01/2032         2,381,310
          100,000 Target Corp .................................     9.88%  07/01/2020           139,711
        1,125,000 Target Corp .................................     6.75%  01/01/2028         1,219,601
        1,580,000 Target Corp .................................     6.65%  08/01/2028         1,693,712
        1,000,000 Target Corp .................................     9.35%  06/16/2020         1,340,764
          300,000 TCA Cable TV Inc ............................     6.53%  02/01/2028           319,072
        3,000,000 TCI Communications Inc ......................     8.75%  08/01/2015         3,468,307
        3,041,000 TCI Communications Inc ......................     7.88%  02/15/2026         3,100,720


The accompanying notes are an integral part of these financial statements.


                                     SAI-341

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002


--------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                      VALUE
--------------------------------------------------------------------------------------------------------
USD     3,800,000 Telefonica Europe BV .........................     8.25%  09/15/2030    $    4,653,879
        1,880,000 Tenet Healthcare Corp ........................     6.88%  11/15/2031         1,569,800
          760,000 Texaco Capital Inc ...........................     9.75%  03/15/2020         1,095,548
          800,000 Texaco Capital Inc ...........................     8.88%  09/01/2021         1,090,484
          885,000 Texaco Capital Inc ...........................     8.00%  08/01/2032         1,175,776
        1,925,000 Texaco Capital Inc ...........................     7.50%  03/01/2043         2,264,051
        1,575,000 Texaco Capital Inc ...........................     8.63%  11/15/2031         2,226,228
          850,000 Texas Eastern Transmission LP ................     7.00%  07/15/2032           883,627
          190,000 Time Warner Cos ..............................     7.57%  02/01/2024           187,606
        1,010,000 Time Warner Entertainment Co LP ..............     8.38%  07/15/2033         1,129,791
        3,715,000 Time Warner Entertainment Co LP ..............     8.38%  03/15/2023         4,094,904
        3,550,000 Time Warner Inc ..............................     9.13%  01/15/2013         4,164,475
        1,680,000 Time Warner Inc ..............................     9.15%  02/01/2023         1,891,239
          400,000 Time Warner Inc ..............................     6.88%  06/15/2018           384,713
        4,000,000 Time Warner Inc ..............................     7.25%  10/15/2017         4,118,449
        6,550,000 Time Warner Inc ..............................     6.95%  01/15/2028         6,258,404
        5,145,000 Time Warner Inc ..............................     6.63%  05/15/2029         4,717,715
        2,000,000 Time Warner Inc ..............................     8.05%  01/15/2016         2,182,023
          850,000 Tosco Corp ...................................     7.80%  01/01/2027         1,029,562
        1,945,000 Tosco Corp ...................................     8.13%  02/15/2030         2,460,613
          475,000 Transamerica Capital III .....................     7.63%  11/15/2037           468,336
          280,000 TransCanada PipeLines Ltd ....................     7.70%  06/15/2029           326,489
        2,450,000 TransCanada PipeLines Ltd ....................     9.88%  01/01/2021         3,322,860
        3,300,000 Transocean Inc ...............................     7.50%  04/15/2031         3,809,337
        1,400,000 Transocean Inc ...............................     7.38%  04/15/2018         1,577,052
        1,100,000 Travelers Capital III ........................     7.63%  12/01/2036         1,245,162
          950,000 Travelers Property Casualty Corp/OLD .........     7.75%  04/15/2026         1,026,446
        1,350,000 TRW Inc ......................................     6.65%  01/15/2028         1,376,384
        1,020,000 TRW Inc ......................................     7.75%  06/01/2029         1,181,195
        3,557,000 Turner Broadcasting System Inc ...............     8.38%  07/01/2013         4,037,022
        1,450,000 TXU US Holdings Co ...........................     7.88%  04/01/2024         1,508,534
        1,000,000 TXU US Holdings Co ...........................     7.38%  10/01/2025         1,009,128
          950,000 Tyson Foods Inc ..............................     7.00%  05/01/2018           996,430
        3,050,000 Unilever Capital Corp ........................     5.90%  11/15/2032         3,140,910
          200,000 Union Carbide Chemical & Plastics Co Inc .....     7.88%  04/01/2023           204,752
        2,000,000 Union Carbide Corp ...........................     7.75%  10/01/2096         1,762,880
          400,000 Union Carbide Corp ...........................     6.79%  06/01/2025           418,991
        2,200,000 Union Oil Co Of California ...................     7.50%  02/15/2029         2,523,230
          800,000 Union Pacific Corp ...........................     7.00%  02/01/2016           939,977
        6,125,000 Union Pacific Corp ...........................     6.63%  02/01/2029         6,702,773
          500,000 Union Pacific Corp ...........................     8.35%  05/01/2025           579,324


The accompanying notes are an integral part of these financial statements.


                                     SAI-342

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002


-------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                 VALUE
-------------------------------------------------------------------------------------------------------
USD     1,000,000 Union Pacific Resources Group ...........     7.15%  05/15/2028    $    1,114,955
        1,225,000 Union Planters Capital Trust A ..........     8.20%  12/15/2026         1,313,841
          613,580 United AirLines Inc(2) ..................     7.78%  01/01/2014           478,593
          808,830 United AirLines Inc(2) ..................     6.07%  03/01/2013           647,064
          950,000 United AirLines Inc(2) ..................     6.60%  09/01/2013           722,000
        1,000,000 United Parcel Service Inc ...............     8.38%  04/01/2020         1,301,537
        2,000,000 United Technologies Corp ................     8.75%  03/01/2021         2,673,166
        1,940,000 United Technologies Corp ................     6.70%  08/01/2028         2,187,851
          892,000 United Technologies Corp ................     7.50%  09/15/2029         1,104,947
          940,000 United Utilities Plc ....................     6.88%  08/15/2028           916,095
          100,000 UnumProvident Corp ......................     6.75%  12/15/2028            76,015
          750,000 UnumProvident Corp ......................     7.38%  06/15/2032           612,282
        1,900,000 US Airways Inc ..........................     8.02%  02/05/2019         1,966,500
        1,756,994 US Airways Inc ..........................     7.89%  09/01/2020         1,818,489
        3,482,977 US Airways Inc ..........................     7.08%  03/20/2021         3,604,881
          479,116 US Airways Pass Through Trust ...........     8.36%  07/20/2020           388,084
        1,600,000 US Bancorp Capital I ....................     8.27%  12/15/2026         1,836,250
          192,000 US Bancorp-Old ..........................     7.50%  06/01/2026           219,619
        3,600,000 US Bank National Association ............     6.30%  02/04/2014         4,051,707
        1,900,000 USA Interactive 144A ....................     7.00%  01/15/2013         1,959,763
        1,090,000 USX Corp/Consolidated ...................     9.13%  01/15/2013         1,403,885
          300,000 USX Corp/Consolidated ...................     9.38%  05/15/2022           387,125
        1,495,000 Valero Energy Corp ......................     8.75%  06/15/2030         1,722,570
        2,565,000 Valero Energy Corp ......................     7.50%  04/15/2032         2,582,601
        3,350,000 Verizon Florida Inc .....................     6.13%  01/15/2013         3,583,151
       10,685,000 Verizon Global Funding Corp .............     7.75%  12/01/2030        12,347,228
          560,000 Verizon New York Inc ....................     7.38%  04/01/2032           640,673
        6,040,000 Viacom Inc ..............................     7.88%  07/30/2030         7,489,710
          100,000 Virginia Electric and Power Co ..........     6.75%  10/01/2023           104,085
          900,000 Virginia Electric and Power Co ..........     8.25%  03/01/2025           963,024
        2,720,000 Vodafone Group Plc ......................     7.88%  02/15/2030         3,256,780
        1,650,000 Vodafone Group Plc ......................     6.25%  11/30/2032         1,640,851
        2,900,000 Wachovia Corp ...........................     6.55%  10/15/2035         3,153,459
        1,270,000 Wachovia Corp ...........................     7.50%  04/15/2035         1,400,789
        3,215,000 Wal-Mart Stores Inc .....................     7.25%  06/01/2013         3,936,061
        3,300,000 Wal-Mart Stores Inc .....................     8.50%  09/15/2024         3,770,591
          758,000 Wal-Mart Stores Inc .....................     7.55%  02/15/2030           954,001
        1,500,000 Wal-Mart Stores Inc .....................     6.75%  10/15/2023         1,698,025
        1,185,000 Walt Disney Co ..........................     7.55%  07/15/2093         1,346,765
        3,315,000 Walt Disney Co ..........................     7.00%  03/01/2032         3,650,745
          100,000 Walt Disney Co ..........................     6.20%  06/20/2014           108,149


The accompanying notes are an integral part of these financial statements.


                                     SAI-343

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
LONG CORPORATE INDEX SECURITIES LENDING FUND
LONG CORPORATE INDEX FUND

Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002

--------------------------------------------------------------------------------





-------------------------------------------------------------------------------------------------------------
PRINCIPAL                                                                                               VALUE
-------------------------------------------------------------------------------------------------------------
USD                1,050,000 Walt Disney Co ....................... 5.88%      12/15/2017    $    1,076,269
                   1,800,000 Washington Mutual Bank FA ............ 5.50%      01/15/2013         1,844,962
                   3,400,000 Washington Mutual Capital I .......... 8.38%      06/01/2027         3,796,294
                     825,000 Wells Fargo & Co ..................... 6.75%      12/15/2027           920,536
                     800,000 Wells Fargo & Co ..................... 6.65%      10/15/2023           875,222
                   2,710,000 Wells Fargo & Co ..................... 5.00%      11/15/2014         2,739,993
                   2,900,000 Wells Fargo Capital I ................ 7.96%      12/15/2026         3,298,347
                     700,000 Wendy's International Inc ............ 6.20%      06/15/2014           774,160
                   1,525,000 Westinghouse Credit Corp ............. 8.88%      06/14/2014         1,984,648
                   3,540,000 Westvaco Corp/NY ..................... 8.20%      01/15/2030         4,153,728
                   1,195,000 Westvaco Corp/NY ..................... 7.95%      01/15/2031         1,384,432
                   3,470,000 Weyerhaeuser Co ...................... 7.50%      03/01/2013         3,953,684
                   1,000,000 Weyerhaeuser Co ...................... 7.13%      07/15/2023         1,025,499
                   1,340,000 Weyerhaeuser Co ...................... 6.95%      10/01/2027         1,349,175
                   4,730,000 Weyerhaeuser Co ...................... 7.38%      03/15/2032         5,110,174
                   1,250,000 Weyerhaeuser Co ...................... 8.50%      01/15/2025         1,468,328
                   1,000,000 Weyerhaeuser Co ...................... 6.95%      08/01/2017         1,081,010
                   1,000,000 Willamette Industries Inc ............ 7.35%      07/01/2026         1,091,541
                   1,000,000 Willamette Industries Inc ............ 7.85%      07/01/2026         1,123,514
                   1,750,000 Wisconsin Bell Inc ................... 6.75%      08/15/2024         1,802,164
                     900,000 Wisconsin Electric Power ............. 7.70%      12/15/2027           931,455
                   1,600,000 Zeneca Wilmington Inc ................ 7.00%      11/15/2023         1,853,852
                   1,000,000 Zions Institiute -A .................. 8.54%      12/15/2026         1,097,667
-------------------------------------------------------------------------------------------------------------
                                                                                              1,669,206,463
-------------------------------------------------------------------------------------------------------------
                             TOTAL DEBT INSTRUMENTS ...............                           1,675,954,416
-------------------------------------------------------------------------------------------------------------
UNITS
-------------------------------------------------------------------------------------------------------------
                             STATE STREET BANK AND TRUST COMPANY
                             COLLECTIVE INVESTMENT FUNDS -- 0.9%
                  14,851,649 Short Term Investment Fund(3) ........                              14,851,649
-------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS -- 100%
(COST $1,565,241,864)..............................................                          $1,690,806,065
-------------------------------------------------------------------------------------------------------------




1  Bond called 1/3/03 at 104.25. See Bloomberg description page.

2  Issuer delisted due to bankruptcy.

3  Collective investment fund advised by State Street Global Advisors.



USD: United States Dollar

   The accompanying notes are an integral part of these financial statements.

                                    SAI-344

--------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
                  LONG CORPORATE INDEX SECURITIES LENDING FUND
                           LONG CORPORATE INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

   State Street Bank and Trust Company ("State Street Bank") Long Corporate Index Securities Lending Fund and State Street Bank and Trust Company Long Corporate Index Fund (collectively, the "Fund") were formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to match the return of the Lehman Brothers Long Corporate Bond Index. State Street Bank is Trustee, custodian, and recordkeeper of the Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

   A.  SECURITY VALUATION

      Fixed income investments are valued on the basis of valuations furnished by a pricing service approved by the Trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share/unit on the valuation date.

   B.  SECURITY TRANSACTIONS AND INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.

   C. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.

   D.  ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the net asset value per unit.

   E.  EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Fund indirectly bears the expenses paid by the underlying funds, if any. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.



                                    SAI-345

--------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
                  LONG CORPORATE INDEX SECURITIES LENDING FUND
                           LONG CORPORATE INDEX FUND


                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002



   F. DISTRIBUTIONS TO PARTICIPANTS

      Net investment income (excluding security lending fee income, if any) and net realized gains are retained by the Fund. Income generated by security lending, if any, is distributed monthly to participants of the Lending Fund.

3. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

   The participants in the Long Corporate Index Securities Lending Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Long Corporate Index Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activity. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and financial highlights of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activity) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

   Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 2002, the market value of securities loaned by the Lending Fund are disclosed on the Statement of Assets and Liabilities. Cash collateral provided by the Borrowers is recorded on the Statement of Assets and Liabilities and is invested in State Street Bank and Trust Company Quality D Short-Term Investment Fund.

   A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Securities lending fee income, if any, is recorded on an accrual basis by the Lending Fund. State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.

4. INVESTMENT TRANSACTIONS

   Purchases and sales of securities, including in-kind contributions and redemptions, if any, during the period ended December 31, 2002 were $1,484,574,390 and $1,382,938,852, respectively.



                                    SAI-346

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Short Term Investment Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of State Street Bank and Trust Company Short Term Investment Fund at December 31, 2002, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodian, provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 14, 2003



                                    SAI-347

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Statement of Assets and Liabilities
December 31, 2002



--------------------------------------------------------------------------------------------------
ASSETS
Investments in securities, at amortized cost ....................................  $39,508,046,157
Cash ............................................................................               37
Interest receivable .............................................................       52,672,461
--------------------------------------------------------------------------------------------------
   Total assets .................................................................   39,560,718,655
--------------------------------------------------------------------------------------------------
LIABILITIES
Distributions payable ...........................................................       51,929,802
Accrued expenses ................................................................          594,213
--------------------------------------------------------------------------------------------------
   Total liabilities ............................................................       52,524,015
--------------------------------------------------------------------------------------------------
NET ASSETS (equivalent to $1.00 per unit based on 39,507,687,668 units outstanding) ..................................................................  $39,508,194,640
==================================================================================================



   The accompanying notes are an integral part of these financial statements.


                                    SAI-348

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Statement of Operations
Year ended December 31, 2002




-----------------------------------------------------------------------------------------
INVESTMENT INCOME
 Interest ...............................................................    $728,988,036
-----------------------------------------------------------------------------------------
EXPENSES
 Audit ..................................................................          55,000
 Insurance ..............................................................       6,654,383
-----------------------------------------------------------------------------------------
   Total expenses .......................................................       6,709,383
-----------------------------------------------------------------------------------------
   Net investment income (loss) .........................................     722,278,653
-----------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Investments ............................................................           7,924
-----------------------------------------------------------------------------------------
                                                                                    7,924
-----------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .........    $722,286,577
=========================================================================================



   The accompanying notes are an integral part of these financial statements.


                                    SAI-349

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Statement of Changes in Net Assets



                                                                                         YEAR ENDED DECEMBER 31,
                                                                                          2002                2001
-----------------------------------------------------------------------------------------------------------------------

FROM OPERATIONS
Net investment income (loss) ...................................................   $   722,278,653    $  1,528,683,656
Net realized gain (loss) .......................................................             7,924             319,318
-----------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in net assets resulting from operations ...............       722,286,577       1,529,002,974
-----------------------------------------------------------------------------------------------------------------------
Distributions ..................................................................      (722,296,381)     (1,528,683,656)
Net increase (decrease) in net assets resulting from participant transactions ..     4,729,690,820       7,250,708,768
-----------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN NET ASSETS ..........................................     4,729,681,016       7,251,028,086
-----------------------------------------------------------------------------------------------------------------------
NET ASSETS
 Beginning of year .............................................................    34,778,513,624      27,527,485,538
-----------------------------------------------------------------------------------------------------------------------
 End of year ...................................................................   $39,508,194,640    $ 34,778,513,624
=======================================================================================================================



   The accompanying notes are an integral part of these financial statements.


                                    SAI-350

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Statement of Changes in Net Assets (Continued)






                                                        YEAR ENDED DECEMBER 31,
                                              -------------------------------------------
                                                                 2002
                                              -------------------------------------------
                                                      UNITS                 AMOUNT
-----------------------------------------------------------------------------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS
 FOLLOWS:
Units issued ................................     239,397,576,601    $   239,397,576,601
Units redeemed ..............................    (234,667,885,781)      (234,667,885,781)
-----------------------------------------------------------------------------------------
Net increase (decrease) .....................       4,729,690,820    $     4,729,690,820
========================================================================================




                                                        YEAR ENDED DECEMBER 31,
                                              -------------------------------------------
                                                                 2001
                                              -------------------------------------------
                                                      UNITS                 AMOUNT
-----------------------------------------------------------------------------------------
UNITS OF PARTICIPATION
PARTICIPANT TRANSACTIONS FOR THE FUND WERE AS
 FOLLOWS:
Units issued ................................     109,889,289,902    $   109,889,289,902
Units redeemed ..............................    (102,638,581,134)      (102,638,581,134)
-----------------------------------------------------------------------------------------
Net increase (decrease) .....................       7,250,708,768    $     7,250,708,768
=========================================================================================



   The accompanying notes are an integral part of these financial statements.

                                    SAI-351

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Financial Highlights
(For a Unit of Participation Outstanding Throughout the Year)




                                                     YEAR ENDED DECEMBER 31,
                                                 -------------------------------
                                                       2002            2001
--------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year .............   $      1.00     $      1.00
--------------------------------------------------------------------------------
Net investment income (loss) ...................        0.0197          0.0437
Net realized and unrealized gain (loss) (a).....        0.0000          0.0000
--------------------------------------------------------------------------------
Total from investment operations ...............        0.0197          0.0437
Distributions from net investment income........        0.0197          0.0437
--------------------------------------------------------------------------------
Net asset value, end of year ...................   $      1.00     $      1.00
================================================   ===========     ===========
Total return (%) (b) ...........................          1.99            4.46
================================================   ===========     ===========
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) ..........................          0.02            0.02
--------------------------------------------------------------------------------
Ratio of net investment income (%) .............          1.97            4.37
--------------------------------------------------------------------------------
Net assets, end of year (000's) ................   $39,508,195     $34,778,514
================================================   ============    ============



                                                                 YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------------------
                                                        2000               1999              1998(a)
---------------------------------------------------------------------------------------------------------
SELECTED PER UNIT DATA
Net asset value, beginning of year .............     $      1.00        $      1.00        $      1.00
---------------------------------------------------------------------------------------------------------
Net investment income (loss) ...................          0.0643             0.0522             0.0551
Net realized and unrealized gain (loss) (a).....          0.0000             0.0000             0.0000
---------------------------------------------------------------------------------------------------------
Total from investment operations ...............          0.0643             0.0522             0.0551
Distributions from net investment income........          0.0643             0.0522             0.0551
---------------------------------------------------------------------------------------------------------
Net asset value, end of year ...................     $      1.00        $      1.00        $      1.00
=================================================    ===========        ===========        ===========
Total return (%) (b) ...........................            6.63               5.35               5.65
=================================================    ===========        ===========        ===========
RATIOS TO AVERAGE NET ASSETS
Ratio of expenses (%) ..........................            0.00 (c)           0.00 (c)           0.00 (c)
---------------------------------------------------------------------------------------------------------
Ratio of net investment income (%) .............            6.43               5.22               5.51
---------------------------------------------------------------------------------------------------------
Net assets, end of year (000's) ................     $27,527,486        $22,958,561        $20,508,724
=================================================    ===========        ===========        ===========



(a) Zero amounts represent that which are less than $0.00005 or ($0.00005) if negative.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions, if any. It assumes reinvestment of distributions and includes only those expenses charged directly to the Fund.

(c) Zero amounts represent that which are less than 0.005% or (0.005%) if negative.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-352

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



--------------------------------------------------------------------------------------------------------------------------
                                                                                           PRINCIPAL          VALUE
--------------------------------------------------------------------------------------------------------------------------
PRINCIPAL DEBT INSTRUMENTS -- 94.0%
Abbey National North America .........................   1.58%         11/19/03     USD 100,000,000      $    99,982,398
Abbey National Treasury(1) ...........................   1.35%          1/13/03         245,000,000          244,948,067
Abbey National Treasury ..............................   1.91%         10/21/03         265,000,000          264,968,267
Abbey National Treasury Services PLC .................   1.63%           2/3/03         250,000,000          250,015,915
ABN AMRO Bank ........................................   1.32%          1/13/03         150,000,000          149,999,496
ABN AMRO Bank ........................................   1.72%          4/17/03         100,000,000          100,000,000
Amstel Funding Corporation ...........................   1.40%           3/4/03          99,684,000           99,443,651
Amsterdam Funding Corporation ........................   1.38%          1/21/03         100,000,000           99,923,333
Amsterdam Funding Corporation ........................   1.40%          1/21/03         200,000,000          199,844,444
Aspen Funding Corporation ............................   1.35%          1/24/03         100,000,000           99,913,750
Asset Securitization Corporation(1) ..................   1.38%          5/16/03         220,000,000          220,000,000
Atlantis One Funding Corporation .....................   1.32%          3/26/03         155,793,000          155,313,158
Atlantis One Funding Corporation .....................   1.34%          3/31/03          90,000,000           89,701,850
Atlantis One Funding Corporation .....................   1.35%          4/23/03          96,000,000           95,598,293
Bank of Montreal (Chicago)(1) ........................   1.34%          1/21/03          75,000,000           74,993,507
Bank of Nova Scotia Euro CD ..........................   1.34%          3/10/03         450,000,000          450,000,000
Bank One(1) ..........................................   1.34%          1/27/03         100,000,000           99,980,755
Bank One .............................................   2.01%          3/25/03         100,000,000          100,000,000
Bank One .............................................   1.73%          1/24/03         200,000,000          200,000,000
Bank One .............................................   1.75%           2/3/03         250,000,000          250,000,000
Bank One .............................................   1.69%           3/5/03         200,000,000          200,000,000
Bank One .............................................   1.33%          6/23/03         300,000,000          300,000,000
Banque Paribas .......................................   1.34%          2/21/03         500,000,000          500,000,000
Banque Paribas .......................................   1.34%           3/5/03         500,000,000          500,000,000
Barclays Bank Euro CD ................................   1.37%           2/3/03         250,000,000          250,004,503
Barclays Bank PLC(1) .................................   1.33%          1/27/03         300,000,000          299,951,759
Barclays Bank PLC(1) .................................   1.35%           1/2/03         200,000,000          199,940,126
Barclays US Funding ..................................   1.67%           3/6/03         300,000,000          299,109,333
Barton Capital Corporation ...........................   1.36%          2/11/03          60,130,000           60,036,865
Bayerische Landesbank(1) .............................   1.33%          1/21/03         331,000,000          330,964,179
Bayerische Landesbank London .........................   1.74%          5/19/03         200,000,000          200,003,784
Bellsouth Telecommunications(1) ......................   1.43%           1/3/03         250,000,000          250,000,000
Bills Securitisation Ltd .............................   1.69%           3/5/03         200,000,000          199,408,500
BNP Paribas ..........................................   1.31%          3/31/03         150,000,000          150,000,000
Canadian Imperial Bank Commerce ......................   1.74%           1/7/03         275,000,000          275,000,000
Canadian Imperial Bank Commerce New York .............   1.34%          3/13/03         200,000,000          199,471,444
Canadian Imperial Bank Commerce New York .............   1.34%          3/17/03         100,000,000          100,002,015
Canadian Imperial Bank Commerce New York .............   1.32%          3/26/03         250,000,000          250,000,000
Canadian Imperial Bank of Commerce/New York(1) .......   1.33%          1/21/03         100,000,000           99,990,260
Chase Manhattan Bank USA .............................   1.69%          2/13/03         200,000,000          200,000,000
CIBC Grand Cayman ....................................   1.19%           1/2/03         200,000,000          200,000,000
Citigroup Inc(1) .....................................   1.50%          2/28/03         362,000,000          362,146,183
Corporate Asset Fund .................................   1.71%           1/7/03         100,000,000           99,971,500
Corporate Asset Fund .................................   1.34%          2/20/03         150,000,000          149,720,833
Corporate Asset Fund .................................   1.30%           3/6/03         100,000,000           99,768,889
Corporate Asset Fund .................................   1.32%          3/12/03         200,000,000          199,486,667
Corporate Receivables Corporation ....................   1.36%          2/11/03         100,000,000           99,845,111
Corporate Receivables Corporation ....................   1.32%          3/12/03         100,000,000           99,743,333
Corporate Receivables Corporation ....................   1.71%           1/7/03         100,000,000           99,971,500


   The accompanying notes are an integral part of these financial statements.

                                    SAI-353

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002




--------------------------------------------------------------------------------------------------------------------------
                                                                                      PRINCIPAL          VALUE
--------------------------------------------------------------------------------------------------------------------------
PRINCIPAL DEBT INSTRUMENTS (CONTINUED)
Corporate Receivables Corporation .............   1.55%           2/5/03      USD  100,000,000     $    99,849,306
Credit Agricole Indosuez ......................   1.34%          2/18/03          250,000,000          250,003,191
Credit Agricole Indosuez ......................   1.34%          2/24/03          127,000,000          127,001,898
Credito Italiano Grand Cayman .................   1.35%           3/5/03          200,000,000          200,001,744
CXC, Inc ......................................   1.39%          1/22/03          100,000,000           99,918,917
CXC, Inc ......................................   1.55%           2/7/03          100,000,000           99,840,694
Danske Bank Grand Cayman ......................   1.19%           1/2/03          200,000,000          200,000,000
Danske Corporation ............................   1.84%           1/9/03          100,000,000           99,959,111
Danske Corporation ............................   1.80%          1/16/03          125,000,000          124,906,250
Danske Corporation ............................   1.32%          6/16/03          175,000,000          173,934,833
Danske Corporation ............................   1.32%          6/18/03           75,000,000           74,538,000
Delaware Funding Corporation ..................   1.38%          1/22/03          240,956,000          240,762,030
Delaware Funding Corporation ..................   1.36%          1/30/03           75,167,000           75,084,650
Delaware Funding Corporation ..................   1.33%          2/11/03          170,639,000          170,380,529
Delaware Funding Corporation ..................   1.32%          2/12/03           77,917,000           77,797,008
Deutsche Bank AG ..............................   1.35%           5/9/03          100,000,000          100,000,000
Deutsche Bank AG Grand Cayman .................   1.25%           1/2/03          800,000,000          800,000,000
Dexia Delaware ................................   1.32%          2/18/03          225,000,000          224,604,000
Edison Asset Securitization ...................   1.81%          1/10/03          200,000,000          199,909,500
Edison Asset Securitization ...................   1.83%          1/10/03          200,000,000          199,908,500
Edison Asset Securitization ...................   1.33%           5/9/03          205,000,000          204,030,578
Edison Asset Securitization ...................   1.34%          5/20/03          150,000,000          149,223,917
Enterprise Funding Corporation ................   1.38%          1/21/03          143,891,000          143,780,684
Falcon Asset Securitization ...................   1.36%          1/23/03          150,100,000          149,975,250
Fannie Mae Discount Notes .....................   1.65%          3/19/03          200,000,000          199,294,167
Fannie Mae Discount Notes .....................   1.29%          3/12/03           50,000,000           49,875,069
Fannie Mae Discount Notes .....................   1.61%           2/5/03          197,425,000          197,115,975
Fannie Mae Discount Notes .....................   1.63%           2/5/03           75,000,000           74,881,510
Fannie Mae Discount Notes .....................   1.57%          1/22/03           54,114,000           54,064,441
Fannie Mae Discount Notes .....................   1.64%          3/26/03          100,000,000           99,617,333
Fannie Mae Discount Notes .....................   1.28%          3/26/03          200,000,000          199,402,667
Fannie Mae Discount Notes .....................   1.46%           3/7/03          110,000,000          109,710,028
Fannie Mae Discount Notes .....................   1.62%          2/12/03           50,000,000           49,905,500
Fannie Mae Discount Notes .....................   1.25%          2/19/03           70,000,000           69,881,379
Fannie Mae Discount Notes .....................   1.68%           4/9/03           50,000,000           49,771,333
Federal Home Loan Bank ........................   2.02%         11/14/03          250,000,000          250,000,000
Federal Home Loan Bank Discount Notes .........   1.60%          1/17/03          157,773,000          157,660,806
Federal Home Loan Bank Discount Notes .........   1.69%          1/15/03          175,000,000          174,885,326
Federal Home Loan Bank Discount Notes .........   1.71%          4/23/03           75,000,000           74,601,000
First Tennessee Bank NA .......................   1.32%          2/18/03          125,000,000          125,000,000
First Tennessee Bank NA .......................   1.34%           3/3/03          108,000,000          108,000,000
Freddie Mac Discount Notes ....................   1.75%          1/30/03          300,000,000          299,578,292
Freddie Mac Discount Notes ....................   1.74%          1/30/03          100,000,000           99,859,833
Freddie Mac Discount Notes ....................   1.73%          2/27/03          150,000,000          149,590,313
Freddie Mac Discount Notes ....................   1.25%          2/27/03          150,000,000          149,703,125
Freddie Mac Discount Notes ....................   1.64%          3/27/03          100,000,000           99,612,778
Freddie Mac Discount Notes ....................   1.27%           3/6/03          125,000,000          124,717,778
Freddie Mac Discount Notes ....................   1.26%          2/20/03           50,000,000           49,912,500


The accompanying notes are an integral part of these financial statements.


                                     SAI-354

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



--------------------------------------------------------------------------------------------------------------------------
                                                                                         PRINCIPAL         VALUE
--------------------------------------------------------------------------------------------------------------------------
PRINCIPAL DEBT INSTRUMENTS (CONTINUED)
GE Capital International Funding ..................   1.34%          3/20/03     USD  150,000,000     $   149,564,500
Gemini Securitization Corp ........................   1.35%          1/24/03         160,554,000          160,415,522
General Electric Capital Corp(1) ..................   1.46%           1/9/03         245,000,000          245,000,000
General Electric Capital Corp(1) ..................   1.45%          1/17/03         257,000,000          257,000,000
Giro Funding United States Corporation ............   1.75%          1/15/03         270,622,000          270,437,827
GOVCO Incorporated ................................   1.35%          3/18/03         100,000,000           99,715,000
Grampian Funding Limited LLC ......................   1.71%          1/10/03         100,000,000           99,957,250
HBOS PLC ..........................................   1.79%          4/22/03         250,000,000          250,000,000
HBOS PLC ..........................................   1.71%          3/25/03         400,000,000          400,000,000
HBOS Treasury Services ............................   1.74%          3/19/03         300,000,000          298,883,500
Holmes Financing PLC(1) ...........................   1.42%           1/7/03          75,000,000           75,000,000
Household Finance Corp(1) .........................   1.77%          3/10/03         100,000,000          100,000,000
Household Finance Corp(1) .........................   1.76%          3/11/03          50,000,000           50,000,000
ING Bank Amsterdam ................................   2.03%          3/21/03         270,000,000          270,000,000
ING Bank Amsterdam ................................   1.91%          3/31/03         300,000,000          300,000,000
JP Morgan Chase ...................................   1.67%          2/12/03         400,000,000          399,220,667
Jupiter Section ...................................   1.34%           1/7/03          78,000,000           77,982,580
Jupiter Section ...................................   1.34%           1/8/03         143,000,000          142,962,741
Jupiter Section ...................................   1.75%          1/13/03          91,210,000           91,156,794
Jupiter Section ...................................   1.76%          1/14/03         144,680,000          144,588,048
Jupiter Section ...................................   1.39%          1/21/03          63,249,000           63,200,158
Jupiter Section ...................................   1.37%           2/3/03          61,100,000           61,023,269
KeyBank National Association Grand Cayman .........   1.19%           1/2/03         500,000,000          500,000,000
Kittyhawk Funding .................................   1.75%          1/15/03         100,450,000          100,381,638
Kittyhawk Funding .................................   1.38%          1/21/03         203,416,000          203,260,048
Landesbank Baden ..................................   1.33%          3/27/03         250,000,000          249,217,882
Landesbank Baden Wuerttemberg .....................   1.61%           2/4/03          91,000,000           91,024,799
Landesbank Baden Wuerttemberg .....................   1.33%          3/31/03         500,000,000          500,000,000
Landesbank Baden Wuerttemberg .....................   1.36%          5/21/03         100,000,000          100,003,843
Landesbank Hessen Thuringen .......................   1.32%          2/12/03         100,000,000           99,999,989
Landesbank Hessen Thuringen .......................   1.78%           3/3/03         100,000,000          100,016,723
Landesbank Hessen Thuringen .......................   1.73%          4/17/03         490,000,000          490,000,000
Landesbank Hessen Thuringen .......................   1.87%         10/20/03         105,000,000          105,000,000
Lloyds Bank .......................................   1.64%          4/11/03          50,000,000           50,019,082
Lloyds Bank .......................................   1.71%          5/19/03         220,000,000          220,004,163
MBNA Master Credit Card Trust .....................   1.74%           1/9/03         156,250,000          156,189,583
MBNA Master Credit Card Trust .....................   1.67%          1/28/03          64,348,000           64,267,404
MBNA Master Credit Card Trust .....................   1.34%          2/13/03          89,542,000           89,398,683
MBNA Master Credit Card Trust .....................   1.37%          2/25/03          80,112,000           79,944,321
MBNA Master Credit Card Trust .....................   1.37%           3/5/03          50,000,000           49,880,125
Mont Blanc Capital Corporation ....................   1.35%          2/13/03         100,000,000           99,838,750
Mont Blanc Capital Corporation ....................   1.75%          2/13/03         100,000,000           99,790,972
National Australia Bank Ltd .......................   1.34%           4/7/03         100,000,000          100,000,000
National City Bank Grand Cayman ...................   1.13%           1/2/03         628,399,000          628,399,000
National City Corporation .........................   1.35%           2/4/03         150,000,000          149,808,750
Newport Funding Corporation .......................   1.70%           1/9/03         100,000,000           99,962,222
Newport Funding Corporation .......................   1.33%          2/13/03          98,000,000           97,844,316
Nieuw Amsterdam Receivables .......................   1.37%          1/15/03         110,000,000          109,942,250


The accompanying notes are an integral part of these financial statements.


                                     SAI-355

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002



--------------------------------------------------------------------------------------------------------------------------
                                                                                   PRINCIPAL         VALUE
--------------------------------------------------------------------------------------------------------------------------
PRINCIPAL DEBT INSTRUMENTS (CONTINUED)
Nieuw Amsterdam Receivables .................   1.37%          2/21/03     USD   50,000,000     $    49,902,958
Nordea Bank .................................   1.86%          1/13/03         100,000,000          100,000,972
Nordea Bank .................................   1.77%          1/21/03          70,000,000           70,017,000
Nordea Bank .................................   1.64%           2/3/03         150,000,000          150,010,234
Nordea Bank .................................   1.75%          3/20/03         100,000,000          100,000,000
Nordea North America ........................   1.30%          3/19/03         100,000,000           99,721,944
Nordeutsche Landesbank Euro .................   1.33%          2/12/03         200,000,000          200,000,000
Nordeutsche Landesbank Euro .................   1.75%          3/20/03         100,000,000          100,000,000
Nordeutsche Landesbank Euro .................   2.02%          3/24/03         200,000,000          200,000,000
Pennine Funding .............................   1.68%          2/12/03         216,000,000          215,576,640
Pennine Funding .............................   1.33%          2/14/03         180,000,000          179,707,400
PFD Receivables Funding .....................   1.34%          1/21/03         145,000,000          144,892,056
Principal Resources Mortgage ................   1.47%          2/14/03          75,197,000           75,061,896
Principal Resources Mortgage ................   1.41%          2/21/03         140,000,000          139,720,350
Quincy Capital Corporation ..................   1.35%          2/20/03          36,305,000           36,236,928
Rabobank Nederland ..........................   1.32%          1/30/03         300,000,000          299,681,000
Rabobank Nederland(1) .......................   1.68%           1/2/03         100,000,000           99,985,024
Royal Bank of Canada ........................   1.35%          1/13/03         240,000,000          239,949,629
Royal Bank of Canada(1) .....................   1.35%          1/30/03         300,000,000          299,932,932
Royal Bank of Canada Grand Cayman ...........   1.34%          2/21/03         400,000,000          400,000,000
Royal Bank of Scotland(1) ...................   1.38%           1/3/03         300,000,000          299,954,795
Royal Bank of Scotland ......................   1.32%          2/28/03          85,400,000           85,218,383
Royal Bank of Scotland ......................   1.33%           3/4/03         500,000,000          498,859,028
Royal Bank of Scotland PLC ..................   1.34%          3/31/03         200,000,000          200,000,000
Salomon Smith Barney Holdings ...............   1.33%          2/18/03         500,000,000          499,113,333
Sheffield Receivables Corporation ...........   1.35%          1/13/03         275,580,000          275,455,989
Sheffield Receivables Corporation ...........   1.36%          1/21/03         317,770,000          317,529,907
Sheffield Receivables Corporation(1) ........   1.39%          1/21/03         150,000,000          150,000,000
Sheffield Receivables Corporation ...........   1.85%           1/8/03          56,310,000           56,289,744
Societe Generale ............................   1.33%          2/12/03         237,000,000          236,993,860
Societe Generale ............................   1.34%          3/20/03         100,000,000          100,002,085
Societe Generale ............................   1.41%           7/9/03         100,000,000          100,000,000
Societe Generale North America Inc. .........   1.33%          2/18/03         101,802,000          101,621,471
Societe Generale North America Inc. .........   1.30%          3/27/03         119,500,000          119,133,201
Societe Generale North America Inc. .........   1.72%          5/12/03         200,000,000          198,738,667
Surrey Funding Corporation ..................   1.36%          2/18/03         140,000,000          139,746,133
Svenska Handelsbanken .......................   1.77%          1/17/03         250,000,000          250,001,106
Svenska Handelsbanken .......................   1.65%          1/31/03          55,000,000           55,002,736
Svenska Handelsbanken .......................   1.60%         11/24/03         125,000,000          124,988,829
Svenska Handelsbanken .......................   1.74%          5/19/03         200,000,000          200,005,676
Thunder Bay Funding Inc. ....................   1.36%          2/20/03          62,481,000           62,362,980
Toronto Dominion Bank .......................   1.80%           2/3/03         100,000,000          100,000,000
Toyota Motor Credit Corp(1) .................   1.36%          2/20/03         100,000,000          100,000,000
UBS AG Stamford Branch ......................   2.78%          3/24/03          52,000,000           52,096,296
UBS AG Stamford Branch ......................   1.33%          3/26/03         600,000,000          600,000,000
US Bank National Association(1) .............   1.36%           1/2/03         175,000,000          174,976,505
US Bank National Association(1) .............   1.35%          1/29/03         155,000,000          154,977,276
US Bank National Association(1) .............   1.34%          1/29/03         135,000,000          134,983,759


The accompanying notes are an integral part of these financial statements.


                                     SAI-356

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 2002


--------------------------------------------------------------------------------------------------------------------------
                                                                                             PRINCIPAL        VALUE
--------------------------------------------------------------------------------------------------------------------------
PRINCIPAL DEBT INSTRUMENTS (CONCLUDED)
Wells Fargo & Company .................................... 1.32%       2/10/03     USD  185,000,000     $   184,999,930
Wells Fargo Bank NA(1) ................................... 1.36%       1/14/03          330,000,000         329,990,171
Wells Fargo Bank San Francisco ........................... 1.60%       1/29/03          100,000,000         100,003,078
Wells Fargo Bank San Francisco ........................... 1.30%       2/28/03          400,000,000         400,000,000
Westdeutchse Landesbank .................................. 1.79%       1/27/03          200,000,000         200,000,000
Westdeutcshe Landesbank .................................. 2.05%       3/17/03          170,000,000         170,091,730
Westdeutsche Landesbank .................................. 1.70%       2/20/03          247,000,000         247,000,000
Westdeutsche Landesbank(1) ............................... 1.34%       1/21/03          160,000,000         159,969,522
Westdeutsche Landesbank .................................. 1.75%       4/17/03          150,000,000         150,000,000
Westpac .................................................. 1.34%        4/7/03          100,000,000         100,000,000
Westpac Banking Corp(1) .................................. 1.38%        1/7/03          200,000,000         199,977,068
Westpac Banking Corp ..................................... 1.34%       3/24/03          100,000,000          99,694,778
Westpac Banking Corp ..................................... 1.34%        4/4/03          100,000,000          99,655,125
Westpac Banking Corp ..................................... 1.70%       5/12/03          100,000,000          99,381,389
Westpac Trust Securities NZ Ltd .......................... 1.34%       3/24/03          100,000,000          99,694,778
Westpac Trust Securities NZ Ltd .......................... 1.34%        4/3/03          100,000,000          99,658,833
Westpac Trust Securities NZ Ltd .......................... 1.72%       4/15/03          100,000,000          99,504,556
Westpac Trust Securities NZ Ltd .......................... 1.78%       1/31/03          100,000,000          99,851,667
Windmill Funding Corporation ............................. 1.40%       1/17/03           45,000,000          44,972,000
--------------------------------------------------------------------------------------------------------------------------
TOTAL DEBT INSTRUMENTS ...................................                                              $37,134,411,157
--------------------------------------------------------------------------------------------------------------------------
                                                                                           PRINCIPAL         VALUE
--------------------------------------------------------------------------------------------------------------------------
REPURCHASE AGREEMENTS -- 6.0%
Bear Stearns Repo, 1.125% to be repurchased at $173,645,852 on 01/02/03            USD  173,635,000     $   173,635,000
 (cost $173,635,000)(2) .....................................................
Morgan Stanley Tri Party Repo 1.25% to be repurchased at $900,062,500 on                900,000,000         900,000,000
  01/02/03 ..................................................................
Warburg Tri Party Repo 1.25% to be repurchased at $1,300,090,278 on 01/02/03          1,300,000,000       1,300,000,000
 (cost $1,300,000,000)(2) ...................................................
--------------------------------------------------------------------------------------------------------------------------
TOTAL REPURCHASE AGREEMENTS .................................................                             2,373,635,000
--------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS -- 100%
 (Cost $39,508,046,157) .....................................................                           $39,508,046,157
==========================================================================================================================



1 Variable rate security. Rate disclosed is that which was in effect at December 31, 2002. Date disclosed is the next interest rate reset date.

2 Repurchase agreements are fully collateralized by U.S. Treasury or Government agency securities.

USD: United States Dollar



   The accompanying notes are an integral part of these financial statements.

                                    SAI-357

--------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
                           SHORT TERM INVESTMENT FUND


                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

   State Street Bank and Trust Company ("State Street Bank") Short Term Investment Fund (the "Fund") was formed by State Street Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The investment objective of the Fund is to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments. State Street Bank is Trustee, custodian, and recordkeeper of the Fund and has exclusive management and control of the Trust. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management estimates. Actual results could differ from those estimates. The policies described below are followed consistently in the preparation of the financial statements.

   A. SECURITY VALUATION

      Investments are stated at amortized cost, which approximates market value.

   B. SECURITY TRANSACTIONS INVESTMENT INCOME

      Security transactions are accounted for as of trade date. Realized gains and losses from investment transactions are determined using the average cost method. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums, if any.

   C. INCOME TAXES

      It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal and state taxes and no federal or state tax provision is required.

   D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

      Issuances and redemptions of participant units are made on each business day ("valuation date"). Participant units are typically purchased and redeemed at a constant net asset value of $1.00 per unit. In the event that a significant disparity develops between the constant net asset value and the market-value based net asset value of the Fund, the Trustee may determine that continued issuance or redemption at a constant $1.00 net asset value would create inequitable results for the Fund's unitholders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the Fund's unitholders, may direct that units be issued or redeemed at the market-value based net asset value until such time as the disparity between the market-value based and the constant net asset value per unit is deemed to be immaterial.

   E. EXPENSES

      Under the Declaration of Trust, the Fund may pay certain expenses for services received. The Fund indirectly bears the expenses paid by the underlying funds, if any. State Street Global Advisors receives investment management fees from the participating accounts and therefore, the Fund makes no payment for these services.



                                    SAI-358

--------------------------------------------------------------------------------
                      STATE STREET BANK AND TRUST COMPANY
                           SHORT TERM INVESTMENT FUND


                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2002



   F. DISTRIBUTIONS TO PARTICIPANTS

      Distributions from net investment income are recorded on each valuation date and paid monthly. Net realized gains are retained by the Fund.

   G. REPURCHASE AGREEMENTS

      The Fund may enter into repurchase agreements whereby the Fund receives delivery of underlying collateral securities, and the seller of such securities agrees to repurchase the securities at an agreed upon price and time. The Fund values the underlying collateral securities daily on a mark-to-market basis to determine that the value, including accrued interest is at least equal to the repurchase price. The underlying collateral securities consist of securities in which the Fund is permitted to invest. The use of repurchase agreements involves certain risks. If the seller defaults as a result of its bankruptcy or otherwise, and the value of the collateral declines, realization of the collateral by the Fund may be delayed or limited.

      The Fund may enter into repurchase agreements maturing within seven days with domestic dealers, banks and other financial institutions deemed to be creditworthy by the investment manager. Collateral for certain tri-party repurchase agreements is held at a custodian in a segregated account for the benefit of the Fund and the counterparty.

3. INVESTMENT TRANSACTIONS

   Purchases and sales of short-term investments (including maturities) during the year ended December 31, 2002 were $778,535,224,343 and $773,953,001,281, respectively.

4. FINANCIAL GUARANTY INSURANCE POLICY

   The Fund has entered into a Financial Guaranty Insurance Agreement (the "Default Insurance Policy") with MBIA Insurance Corporation ("MBIA") that provides limited coverage for certain loss events involving money market instruments held by the Fund. These loss events include non-payment of principal or interest or bankruptcy or insolvency of the issuer or credit enhancement provider (if any). The Default Insurance Policy is subject to an aggregate loss limitation of $420 million and a deductible of 0.30% of the holdings of the Fund, determined as of the close of business on the first business day prior to the loss event. The Default Insurance Policy is intended as a credit enhancement strategy for the Fund. The Default Insurance Policy does not cover losses resulting from changes in interest rates or other market developments. While the Default Insurance Policy is intended to provide some protection against credit risk and to help the Fund maintain a constant price per share of $1.00, there is no guarantee that the policy will do so. The Default Insurance Policy became effective February 15, 2001 and was amended as of January 1, 2002 to increase the loss limitation. As of December 31, 2002, the Fund made no claims under the policy.



                                    SAI-359

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial condition of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 2002 and December 31, 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


As discussed in Note 2 to the consolidated financial statements, Equitable Life changed its method of accounting for variable annuity products that contain guaranteed minimum death benefit and guaranteed minimum income benefit features, and its method of accounting for intangible and long-lived assets in 2002.




/s/ PricewaterhouseCoopers LLP
New York, New York
February 4, 2003

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001

                                                                                DECEMBER 31         December 31,
                                                                                   2002                 2001
                                                                              -----------------    -----------------
                                                                                         (IN MILLIONS)
ASSETS
Investments:
  Fixed maturities available for sale, at estimated fair value..............  $    26,278.9        $    23,265.9
  Mortgage loans on real estate.............................................        3,746.2              4,333.3
  Equity real estate........................................................          717.3                875.7
  Policy loans..............................................................        4,035.6              4,100.7
  Other equity investments..................................................          720.3                756.6
  Other invested assets.....................................................        1,327.6                686.0
                                                                              -----------------    -----------------
      Total investments.....................................................       36,825.9             34,018.2
Cash and cash equivalents...................................................          269.6                680.0
Cash and securities segregated, at estimated fair value.....................        1,174.3              1,415.2
Broker-dealer related receivables...........................................        1,446.2              1,950.9
Deferred policy acquisition costs...........................................        5,801.0              5,513.7
Goodwill and other intangible assets, net...................................        3,503.8              3,370.2
Amounts due from reinsurers.................................................        2,351.7              2,237.0
Loans to affiliates, at estimated fair value................................          413.0                400.0
Other assets................................................................        4,028.7              3,754.1
Separate Accounts assets....................................................       39,012.1             46,947.3
                                                                              -----------------    -----------------
TOTAL ASSETS................................................................  $    94,826.3        $    100,286.6
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................  $    23,037.5        $    20,939.1
Future policy benefits and other policyholders liabilities..................       13,975.7             13,542.7
Broker-dealer related payables..............................................          731.0              1,260.7
Customers related payables..................................................        1,566.8              1,814.5
Amounts due to reinsurers...................................................          867.5                798.5
Short-term and long-term debt...............................................        1,274.7              1,475.5
Federal income taxes payable................................................        2,231.0              1,885.0
Other liabilities...........................................................        1,787.1              1,702.0
Separate Accounts liabilities...............................................       38,883.8             46,875.5
Minority interest in equity of consolidated subsidiaries....................        1,777.8              1,776.0
Minority interest subject to redemption rights..............................          515.4                651.4
                                                                              -----------------    -----------------
      Total liabilities.....................................................       86,648.3             92,720.9
                                                                              -----------------    -----------------
Commitments and contingencies (Notes 12, 14, 15, 16 and 17)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized,
  issued and outstanding....................................................            2.5                  2.5
Capital in excess of par value..............................................        4,753.8              4,694.6
Retained earnings...........................................................        2,740.6              2,653.2
Accumulated other comprehensive income......................................          681.1                215.4
                                                                              -----------------    -----------------
      Total shareholder's equity............................................        8,178.0              7,565.7
                                                                              -----------------    -----------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................................  $    94,826.3        $    100,286.6
                                                                              =================    =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                      2002               2001               2000
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

REVENUES
Universal life and investment-type product
  policy fee income...........................................   $    1,315.5       $     1,342.3      $     1,413.3
Premiums......................................................          945.2             1,019.9            1,175.0
Net investment income.........................................        2,377.2             2,404.3            2,751.9
Gain on sale of equity investee...............................            -                   -              1,962.0
Investment losses, net........................................         (278.5)             (207.3)            (791.8)
Commissions, fees and other income............................        2,987.6             3,108.5            2,730.8
                                                                -----------------  -----------------  -----------------
      Total revenues..........................................        7,347.0             7,667.7            9,241.2
                                                                -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.......................................        2,034.0             1,886.9            2,060.3
Interest credited to policyholders' account balances..........          972.5               981.7            1,048.5
Compensation and benefits.....................................        1,155.3             1,220.8              809.0
Commissions...................................................          788.8               742.1              779.3
Distribution plan payments....................................          392.8               429.1              421.3
Amortization of deferred sales commissions....................          229.0               230.8              219.7
Interest expense..............................................           95.7               102.6              116.3
Amortization of deferred policy acquisition costs.............          296.7               287.9              309.0
Capitalization of deferred policy acquisition costs...........         (754.8)             (746.4)            (778.1)
Rent expense..................................................          167.0               156.2              120.1
Amortization of goodwill and other intangible assets, net.....           21.2               178.2               65.0
Expenses related to AXA's minority interest acquisition.......            -                   -                493.9
Other operating costs and expenses............................          920.2               904.9              991.4
                                                                -----------------  -----------------  -----------------
      Total benefits and other deductions.....................        6,318.4             6,374.8            6,655.7
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations before Federal
  income taxes and minority interest..........................        1,028.6             1,292.9            2,585.5
Federal income tax expense....................................          (50.9)             (316.2)            (958.3)
Minority interest in net income of consolidated subsidiaries..         (362.8)             (370.1)            (330.3)
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations...........................          614.9               606.6            1,296.9
Earnings from discontinued operations, net of Federal
    income taxes..............................................            5.6                43.9               58.6
Cumulative effect of accounting changes, net of Federal
    income taxes..............................................          (33.1)               (3.5)               -
                                                                -----------------  -----------------  -----------------
Net Earnings..................................................   $      587.4       $       647.0      $     1,355.5
                                                                =================  =================  =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                      2002               2001               2000
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Common stock, at par value, beginning and end of year.........   $        2.5       $         2.5      $         2.5
                                                                -----------------  -----------------  -----------------

Capital in excess of par value, beginning of year.............        4,694.6             4,723.8            3,557.2
Increase (decrease) in additional paid in capital in
  excess of par value.........................................           59.2               (29.2)           1,166.6
                                                                -----------------  -----------------  -----------------
Capital in excess of par value, end of year...................        4,753.8             4,694.6            4,723.8
                                                                -----------------  -----------------  -----------------

Retained earnings, beginning of year..........................        2,653.2             3,706.2            2,600.7
Net earnings..................................................          587.4               647.0            1,355.5
Shareholder dividends paid....................................         (500.0)           (1,700.0)            (250.0)
                                                                -----------------  -----------------  -----------------
Retained earnings, end of year................................        2,740.6             2,653.2            3,706.2
                                                                -----------------  -----------------  -----------------

Accumulated other comprehensive income (loss),
  beginning of year...........................................          215.4                12.8             (392.9)
Other comprehensive income....................................          465.7               202.6              405.7
                                                                -----------------  -----------------  -----------------
Accumulated other comprehensive income, end of year...........          681.1               215.4               12.8
                                                                -----------------  -----------------  -----------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR.......................   $    8,178.0       $     7,565.7      $     8,445.3
                                                                =================  =================  =================

COMPREHENSIVE INCOME
Net earnings..................................................   $      587.4       $       647.0      $     1,355.5
                                                                -----------------  -----------------  -----------------
Change in unrealized gains (losses), net of reclassification
   adjustments................................................          465.6               202.6              405.7
Minimum pension liability adjustment..........................             .1                 -                  -
                                                                -----------------  -----------------  -----------------
Other comprehensive income....................................          465.7               202.6              405.7
                                                                -----------------  -----------------  -----------------
COMPREHENSIVE INCOME..........................................   $    1,053.1       $       849.6      $     1,761.2
                                                                =================  =================  =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                          2002               2001               2000
                                                                    -----------------  -----------------  -----------------
                                                                                        (IN MILLIONS)

Net earnings.....................................................    $      587.4       $       647.0      $     1,355.5
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Interest credited to policyholders' account balances...........           972.5               981.7            1,048.5
  Universal life and investment-type product
    policy fee income............................................        (1,315.5)           (1,342.3)          (1,413.3)
  Net change in broker-dealer and customer related
    receivables/payables.........................................          (237.3)              181.0             (422.9)
  Gain on sale of equity investee................................             -                   -             (1,962.0)
  Investment losses, net.........................................           278.5               207.3              791.8
  Expenses related to AXA's minority interest acquisition........             -                   -                493.9
  Change in deferred policy acquisition costs....................          (458.1)             (458.5)            (469.1)
  Change in future policy benefits...............................           218.0               (15.1)            (825.6)
  Change in property and equipment...............................           (74.5)             (228.5)            (321.0)
  Change in Federal income tax payable...........................            93.3              (231.5)           2,100.2
  Purchase of segregated cash and securities, net................           240.8              (108.8)            (610.4)
  Minority interest in net income of consolidated subsidiaries...           362.8               370.1              330.3
  Change in fair value of guaranteed minimum income
    benefit reinsurance contract.................................          (120.0)                -                  -
  Amortization of goodwill and other intangible assets, net......            21.2               178.2               65.0
  Other, net.....................................................           103.0               315.2              197.6
                                                                     ---------------  -----------------  -----------------


Net cash provided by operating activities........................           672.1               495.8              358.5
                                                                    -----------------  -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments......................................         2,996.0             2,454.6            2,525.3
  Sales..........................................................         8,037.5             9,285.2            8,069.2
  Purchases......................................................       (12,720.8)          (11,833.9)          (9,660.0)
  (Increase) decrease in short-term investments..................          (568.9)              211.8              141.5
  Sale of equity investee........................................             -                   -              1,580.6
  Acquisition of subsidiary .....................................          (249.7)                -             (1,480.0)
  Loans to affiliates............................................             -                (400.0)               -
  Other, net.....................................................           137.6               (79.4)            (162.1)
                                                                    -----------------  -----------------  -----------------

Net cash (used) provided by investing activities.................        (2,368.3)             (361.7)           1,014.5
                                                                    -----------------  -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits.....................................................         4,328.5             3,198.8            2,695.6
    Withdrawals and transfers to Separate Accounts...............        (2,022.9)           (2,458.1)          (3,941.8)

  Net (decrease) increase in short-term financings...............          (201.2)             (552.8)             225.2
  Additions to long-term debt....................................             -                 398.1                 .3
  Shareholder dividends paid.....................................          (500.0)           (1,700.0)            (250.0)
  Proceeds from newly issued Alliance units......................             -                   -              1,600.0
  Other, net.....................................................          (318.6)             (456.9)            (281.3)
                                                                    -----------------  -----------------  -----------------


Net cash provided (used) by financing activities.................         1,285.8            (1,570.9)              48.0
                                                                    -----------------  -----------------  -----------------

Change in cash and cash equivalents..............................          (410.4)           (1,436.8)           1,421.0
Cash and cash equivalents, beginning of year.....................           680.0             2,116.8              695.8
                                                                    -----------------  -----------------  -----------------

Cash and Cash Equivalents, End of Year...........................    $      269.6       $       680.0      $     2,116.8
                                                                    =================  =================  =================

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                                    CONTINUED

                                                                      2002               2001               2000
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Supplemental cash flow information
  Interest Paid...............................................   $       80.5       $        82.1      $        97.0
                                                                =================  =================  =================

  Income Taxes (Refunded) Paid................................   $     (139.6)      $       524.2      $       337.6
                                                                =================  =================  =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1)    ORGANIZATION

      The Equitable Life Assurance Society of the United States ("Equitable Life") is an indirect, wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company," and collectively with its consolidated subsidiaries, "AXA Financial"). Equitable Life's insurance business is conducted principally by Equitable Life and its wholly owned life insurance subsidiary, Equitable of Colorado ("EOC"). Equitable Life's investment management business, which comprises the Investment Services segment, is principally conducted by Alliance Capital Management L.P. ("Alliance"), and, through November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), an investment banking and brokerage affiliate which was sold. On September 20, 1999, as part of AXA Financial's "branding" strategic initiative, EQ Financial Consultants, Inc., a broker-dealer subsidiary of Equitable Life, was merged into a new company, AXA Advisors, LLC ("AXA Advisors"). Also, on September 21, 1999, AXA Advisors was transferred by Equitable Life to AXA Distribution Holding Corporation ("AXA Distribution"), a wholly owned indirect subsidiary of the Holding Company, for $15.3 million. The excess of the sales price over AXA Advisors' book value has been recorded in Equitable Life's books as a capital contribution. In February 2000, Equitable Life transferred AXA Network, LLC ("AXA Network") to AXA Distribution for $8.7 million. The excess of sales price over AXA Network's book value has been recorded in Equitable Life's financial statements as a capital contribution. Equitable Life continues to develop and market the "Equitable" brand of life and annuity products, while AXA Distribution's subsidiaries provide financial planning services, distribute products and manage customer relationships.

      In October 2000, Alliance acquired substantially all of the assets and liabilities of SCB Inc., formerly known as of Sanford C. Bernstein Inc. ("Bernstein"), for an aggregate current value of approximately $3.50 billion: $1.48 billion in cash and 40.8 million newly issued units in Alliance ("Alliance Units"). The Holding Company provided Alliance with the cash portion of the consideration by purchasing approximately 32.6 million Alliance Units for $1.60 billion in June 2000. The acquisition was accounted for under the purchase method with the results of Bernstein included in the consolidated financial statements from the acquisition date. The excess of the purchase price over the fair value of net assets acquired resulted in the recognition of goodwill and intangible assets of approximately $3.40 billion. In connection with the issuance of Alliance Units to former Bernstein shareholders, Equitable Life and its consolidated subsidiaries (collectively, the "Company"), recorded a non-cash gain of $393.5 million (net of related Federal income tax of $211.9 million) which is reflected as an addition to capital in excess of par value. In the fourth quarter of 2002, the Company acquired 8.16 million Alliance Units at the aggregate market price of $249.7 million from SCB Inc. and SCB Partners, Inc. under a preexisting agreement (see
      Note 2). Upon completion of this transaction the Company's beneficial ownership in Alliance increased by approximately 3.2%. The Company's consolidated economic interest in Alliance was 42.8% at December 31, 2002, and together with the Holding Company's economic interest in Alliance exceeds 50%.

      AXA, a French holding company for an international group of insurance and related financial services companies, has been the Holding Company's largest shareholder since 1992. In October 2000, the Board of Directors of the Holding Company, acting upon a unanimous recommendation of a special committee of independent directors, approved an agreement with AXA for the acquisition of the approximately 40% of outstanding Holding Company common stock ("Common Stock") it did not already own. Under terms of the agreement, the minority shareholders of the Holding Company received $35.75 in cash and 0.295 of an AXA American Depositary Receipt ("AXA ADR") (before giving effect to AXA's May 2001 four-for-one stock split and related change in ADRs' parity) for each Holding Company share. On January 2, 2001, AXA Merger Corp. ("AXA Merger"), a wholly owned subsidiary of AXA, was merged with and into the Holding Company, resulting in AXA Financial becoming a wholly owned subsidiary of AXA.

2)    SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation and Principles of Consolidation
      -----------------------------------------------------

      The preparation of the accompanying consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying consolidated financial statements reflect all adjustments necessary in the opinion of management to present fairly the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

      The accompanying consolidated financial statements include the accounts of Equitable Life and its subsidiary engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally Alliance; and those investment companies, partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest. The Company's investment in DLJ, which was sold in November 2000, was reported on the equity basis of accounting.

      All significant intercompany transactions and balances except those with discontinued operations (see Note 8) have been eliminated in consolidation. The years "2002," "2001" and "2000" refer to the years ended December 31, 2002, 2001 and 2000, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods with the current presentation.

      Closed Block
      ------------

      When it demutualized on July 22, 1992, Equitable Life established a Closed Block for the benefit of certain individual participating policies which were in force on that date. The assets allocated to the Closed Block, together with anticipated revenues from policies included in the Closed Block, were reasonably expected to be sufficient to support such business, including provision for the payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

      Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of the Holding Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

      Discontinued Operations
      -----------------------

      In 1991, management discontinued the business of certain pension operations ("Discontinued Operations"). Discontinued Operations at December 31, 2002 principally consists of the Group Non-Participating Wind-Up Annuities ("Wind-Up Annuities"), for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance for future losses each quarter and makes adjustments when necessary. Management believes the allowance for future losses at December 31, 2002 is adequate to provide for all future losses; however, the quarterly allowance review continues to involve numerous estimates and subjective judgments regarding the expected performance of invested assets ("Discontinued Operations Investment Assets") held by Discontinued Operations. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the discontinued operations differ from management's current best estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in discontinued operations (see Note
      8).

      Accounting Changes
      ------------------

      On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 142 embraced an entirely new approach to accounting for goodwill by eliminating the long-standing requirement for systematic amortization and instead imposing periodic impairment testing to determine whether the fair value of the reporting unit to which the goodwill is ascribed supports its continued recognition. Concurrent with its adoption of SFAS No. 142, the Company ceased to amortize goodwill. Amortization of goodwill and other intangible assets for the years ended December 31, 2001 and 2000, respectively, was approximately $73.4 million and $27.1 million, net of minority interest of $104.7 million and $38.0 million, of which $7.6 million and $1.0 million, net of minority interest of $13.6 million and $1.4 million, related to other intangible assets. Net income, excluding goodwill amortization expense, for the years ended December 31, 2001 and 2000, respectively, would have been $712.8 million and $1,381.6 million. The carrying amount of goodwill was $3,112.2 million and $2,974.5 million, respectively, at December 31, 2002 and at December 31, 2001 and relates solely to the Investment Services segment. No losses resulted from completion in 2002 of transitional and annual impairment testing of goodwill and indefinite-lived intangible assets. Amounts presently estimated to be recorded in each of the succeeding five years ending December 31, 2007 for amortization of other intangible assets are not expected to vary significantly from the amount for the full year December 31, 2002 of $8.6 million, net of minority interest of $12.6 million. The gross carrying amount and accumulated amortization of other intangible assets were $531.7 million and $140.1 million, respectively, at December 31, 2002 and $514.6 million and $118.9 million, respectively, at December 31, 2001. SFAS No. 144, retains many of the fundamental recognition and measurement provisions previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of," except for the removal of goodwill from its scope, inclusion of specific guidance on cash flow recoverability testing and the criteria that must be met to classify a long-lived asset as held-for-sale. SFAS No. 141 and No. 144 had no material impact on the results of operations or financial position of the Company upon their adoption on January 1, 2002.


      Effective January 1, 2002, the Company changed its method of accounting for liabilities associated with variable annuity contracts that contain guaranteed minimum death benefit ("GMDB") and guaranteed minimum income benefit ("GMIB") features, to establish reserves for the Company's estimated obligations associated with these features. The method was changed to achieve a better matching of revenues and expenses. The initial impact of adoption as of January 1, 2002 resulted in a charge of $33.1 million for the cumulative effect of this accounting change, net of Federal income taxes of $17.9 million, in the consolidated statements of earnings. Prior to the adoption of this accounting change, benefits under these features were expensed as incurred. The impact of this change was to reduce Earnings from continuing operations in 2002 by $113.0 million, net of Federal income taxes of $61.0 million. The pro-forma effects of retroactive application of this change on 2001 and 2000 results were not material.

      On January 1, 2001, the Company adopted SFAS No. 133, as amended, that established new accounting and reporting standards for all derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. Free-standing derivative instruments maintained by the Company at January 1, 2001 included interest rate caps, floors and collars intended to hedge crediting rates on interest-sensitive individual annuity contracts and certain reinsurance contracts. Based upon guidance from the Financial Accounting Standards Board ("FASB") and the Derivatives Implementation Group ("DIG"), the caps, floors and collars could not be designated in a qualifying hedging relationship under SFAS No. 133 and, consequently, require mark-to-market accounting through earnings for changes in their fair values beginning January 1, 2001. In accordance with the transition provision of SFAS No. 133, the Company recorded a cumulative-effect-type charge to earnings of $3.5 million to recognize the difference between the carrying values and fair values of free-standing derivative instruments at January 1, 2001. With respect to adoption of the requirements on embedded derivatives, the Company elected a January 1, 1999 transition date, thereby effectively "grandfathering" existing accounting for derivatives embedded in hybrid instruments acquired, issued, or substantively modified before that date. As a consequence of this election, coupled with recent interpretive guidance from the FASB and the DIG with respect to issues specifically related to insurance contracts and features, adoption of the new requirements for embedded derivatives had no material impact on the Company's results of operations or its financial position. Upon its adoption of SFAS No. 133, the Company reclassified $256.7 million of held-to-maturity securities as available-for-sale. This reclassification resulted in an after-tax cumulative-effect-type adjustment of $8.9 million in other comprehensive income, representing the after-tax unrealized gain on these securities at January 1, 2001.

      The accounting for the GMIB reinsurance assets that are considered an SFAS No. 133 derivative is discussed in the Policyholders' Account Balances and Future Policy Benefits section of this Note.

      The Company adopted the AICPA's Statement of Position ("SOP") 00-3, which established new accounting and reporting standards for demutualizations, prospectively as of January 1, 2001 with no financial impact upon initial implementation.

      SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," provides the accounting and reporting rules for sales, securitizations, servicing of receivables and other financial assets, for secured borrowings and collateral transactions and extinguishments of liabilities. SFAS No. 140 emphasizes the legal form of the transfer rather than the previous accounting that was based upon the risks and rewards of ownership. SFAS No. 140 was effective for transfers after March 31, 2001 and is principally applied prospectively. Since that March 2001 effective date, no significant transactions were impacted by SFAS No. 140.

      New Accounting Pronouncements
      -----------------------------

      In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 established financial accounting and reporting standards for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized only when the liability is incurred and measured initially at fair value. However, the cost of termination benefits provided under the terms of an ongoing benefit arrangement, such as a standard severance offering based on years of service, continues to be covered by other accounting pronouncements and is unchanged by SFAS No. 146. SFAS No. 146 is effective for exit and disposal activities initiated after December 31, 2002.

      In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 addresses the disclosures made by a guarantor in its interim and annual financial statements about obligations under guarantees. FIN No. 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations that the guarantor has undertaken in issuing that guarantee. The fair value reporting provisions of FIN No. 45 are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002 (see Note 15). The initial recognition and initial measurement provisions are to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002.

      In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," to address when it is appropriate to consolidate financial interests in any variable interest entity ("VIE"), a new term to define a business structure that either does not have equity investors with voting or other similar rights or has equity investors that do not provide sufficient financial resources to support its activities. For entities with these characteristics, including many formerly known as special purpose entities, FIN 46 imposes a consolidation model that focuses on the relative exposures of the participants to the economic risks and rewards from the assets of the VIE rather than on ownership of its voting interests, if any, to determine whether a parent-subsidiary relationship exists. Under the VIE consolidation model, the party with a majority of the economic risks or rewards associated with a VIE's activities, including those conveyed by derivatives, credit enhancements, and other arrangements, is the "primary beneficiary" and, therefore, is required to consolidate the VIE.

      The consolidation requirements of FIN 46 phase-in beginning in the first quarter of 2003, with immediate application to all new VIEs created after January 31, 2003 and further application to existing VIEs starting in the first interim period beginning after June 15, 2003. However, specific disclosures are required in 2002 year-end financial statements issued subsequent to January 31, 2003 if it is "reasonably possible" that a company will have a significant, but not necessarily consolidated, variable interest in a VIE when the consolidation requirements become effective. At December 31, 2002, the Company identified significant variable interests totaling $123.7 million, representing its participation in seven collateralized debt obligation structures and four investment limited partnerships determined to be VIEs. These variable interests are reflected in the consolidated balance sheets as fixed maturities or other equity investments and, accordingly, are subject to ongoing review for impairments in value deemed to be other than temporary. These variable interests and approximately $24.5 million related funding commitments to the investment limited partnerships, as more fully described in Note 15, represent the Company's maximum exposure to loss from its involvement with these VIEs. The Company has no further economic interests in these VIEs in the form of related guarantees, derivatives or similar instruments and obligations.

      By no later than third quarter 2003, the Company is required by FIN 46 to consolidate those VIEs where it is determined to be the primary beneficiary, which includes consideration of the aggregate variable interests in these VIEs held by related parties. Management's preliminary assessment indicates consolidation is likely to be required for one collateralized debt obligation security and two investment limited partnerships, which comprise $93.5 million of the significant variable interests identified at December 31, 2002. Management believes no material impact on consolidated financial position or reported amounts of consolidated total liabilities would result from consolidation of these VIEs. Similarly, management believes there would be no material impact on consolidated results of operations as the Company's economic interests in these VIEs are accounted for primarily under the equity method.

      The FASB is in the process of considering the application of SFAS No. 133 in situations in which a financial instrument incorporates credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of the instrument. The issue is whether an embedded derivative exists in such instruments, related to the transfer of credit risk that is unrelated to the creditworthiness of the issuer, which must be bifurcated and reported at fair value. This issue may have application to certain insurance and reinsurance contracts, such as modified coinsurance arrangements in which a total return on a specified group of assets is paid to the reinsurer, and group pension participating contracts which credit the contractholder a total return on a specified portfolio of assets. Based on management's understanding of the issues under discussion, this potential accounting change is not expected to have a material impact on the Company's results of operations or financial position upon adoption.

      Investments
      -----------

      The carrying values of fixed maturities identified as available for sale are reported at estimated fair value. Changes in estimated fair value are reported in comprehensive income. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

      Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

      Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

      Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net. Valuation allowances on real estate held for sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held for sale.

      Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

      Valuation allowances are netted against the asset categories to which they apply.

      Policy loans are stated at unpaid principal balances.

      Partnerships, investment companies and joint venture interests in which the Company has control and a majority economic interest (that is, greater than 50% of the economic return generated by the entity) are consolidated; those in which the Company does not have control and a majority economic interest are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

      Equity securities include common stock and non-redeemable preferred stock classified as either trading or available for sale securities, are carried at estimated fair value and are included in other equity investments.

      Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

      Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

      All securities owned as well as United States government and agency securities, mortgage-backed securities, futures and forwards transactions are recorded in the consolidated financial statements on a trade date basis.

      Net Investment Income, Investment Gains (Losses), Net and Unrealized Investment Gains (Losses)
      ---------------------------------------------------------------------

      Net investment income and realized investment gains (losses), net (together "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset in amounts reflected as interest credited to policyholders' account balances.

      Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in investment gains or losses.

      Realized and unrealized holding gains (losses) on trading securities are reflected in net investment income.

      Unrealized investment gains and losses on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred Federal income taxes, amounts attributable to Discontinued Operations, Closed Block policyholders dividend obligation, participating group annuity contracts and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

      Recognition of Insurance Income and Related Expenses
      ----------------------------------------------------

      Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

      Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

      For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

      Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

      Deferred Policy Acquisition Costs
      ---------------------------------

      Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

      For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. A decrease in expected gross profits would accelerate DAC amortization. Conversely, an increase in expected gross profits would slow DAC amortization. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholders' equity as of the balance sheet date.

      A significant assumption in the amortization of DAC on variable and interest-sensitive life insurance and variable annuities relates to projected future Separate Account performance. Expected future gross profit assumptions related to Separate Account performance are set by management using a long-term view of expected average market returns by applying a reversion to the mean approach. In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance and subject to assessment of the reasonableness of resulting estimates of future return assumptions. For purposes of making this reasonableness assessment, management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. Currently, the average gross long-term annual return estimate is 9.0% (7.2% net of product weighted average Separate Account fees), and the gross maximum and minimum annual rate of return limitations are 15.0% (13.2% net of product weighted average Separate Account fees) and 0% (-1.9% net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. If actual market returns continue at levels that would result in assuming future market returns of 15% for more than 5 years in order to reach the average gross long-term return estimate, the application of the 5 year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0% for more than 5 years would result in a required deceleration of DAC amortization. As of December 31, 2002, current projections of future average gross market returns are within the maximum and minimum limitations and assume a reversion to the mean of 9.0% after 2.5 years.

      In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization. Generally, life mortality experience has improved in recent periods.

      Other significant assumptions underlying gross profit estimates relate to contract persistency and general account investment spread.

      For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2002, the average rate of assumed investment yields, excluding policy loans, was 7.9% grading to 7.3% over 8 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholders' equity as of the balance sheet date.

      For non-participating traditional life policies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

      Policyholders' Account Balances and Future Policy Benefits
      ----------------------------------------------------------

      Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

      Equitable Life issues certain variable annuity products with a GMDB feature. Equitable Life also issues certain variable annuity products that contain a GMIB feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guarantee minimum income benefit base. The risk associated with the GMDB and GMIB features is that a protracted under-performance of the financial markets could result in GMDB and GMIB benefits being higher than what accumulated policyholder account balances would support. Reserves for GMDB and GMIB obligations are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges over the lives of the contracts using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates, mortality experience, and, for GMIB, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC amortization. There can be no assurance that ultimate actual experience will not differ from management's estimates.

      The GMIB reinsurance contracts are considered derivatives under SFAS No. 133 and, therefore, are required to be reported in the balance sheet at their fair value. GMIB fair values are reported in the consolidated balance sheets in Other assets. Changes in GMIB fair values are reflected in Commissions, fees and other income in the consolidated statements of earnings. Since there is no readily available market for GMIB reinsurance contracts, the determination of their fair values is based on models which involve numerous estimates and subjective judgments including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. There can be no assurance that ultimate actual experience will not differ from management's estimates.

      For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

      For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

      For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 10.9% for life insurance liabilities and from 2.25% to 8.43% for annuity liabilities.

      Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

      Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $86.0 million and $104.2 million at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, respectively, $1,088.9 million and $1,101.8 million of DI reserves and associated liabilities were ceded through an indemnity reinsurance agreement principally with a single reinsurer (see Note 12). Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized as follows:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Incurred benefits related to current year..........  $        36.6       $       44.0       $       56.1
        Incurred benefits related to prior years...........           (6.3)             (10.6)              15.0
                                                            -----------------   ----------------   -----------------
        Total Incurred Benefits............................  $        30.3       $       33.4       $       71.1
                                                            =================   ================   =================

        Benefits paid related to current year..............  $        11.5       $       10.7       $       14.8
        Benefits paid related to prior years...............           37.2               38.8              106.0
                                                            -----------------   ----------------   -----------------
        Total Benefits Paid................................  $        48.7       $       49.5       $      120.8
                                                            =================   ================   =================


      Policyholders' Dividends
      ------------------------

      The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by Equitable Life's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

      At December 31, 2002, participating policies, including those in the Closed Block, represent approximately 19.4% ($36.5 billion) of directly written life insurance in-force, net of amounts ceded.

      Separate Accounts
      -----------------

      Generally, Separate Accounts established under New York State Insurance Law generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities. Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. Separate Accounts' assets and liabilities are shown on separate lines in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account; therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by the Insurance Group.

      The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings. For 2002, 2001 and 2000, investment results of such Separate Accounts were (losses) gains of $(4,740.7) million, $(2,214.4) million and $8,051.7 million, respectively.

      Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

      Recognition of Investment Management Revenues and Related Expenses
      ------------------------------------------------------------------

      Commissions, fees and other income principally include investment management advisory and service fees. Investment management advisory and service fees are recorded as revenue as the related services are performed; they include brokerage transactions charges of Sanford C. Bernstein & Co., LLC ("SCB LLC"), a wholly owned subsidiary of Alliance, for substantially all private client transactions and certain institutional investment management client transactions. Certain investment advisory contracts provide for a performance fee, in addition to or in lieu of a base fee, that is calculated as a percentage of the related investment results in excess of a stated benchmark over a specified period of time. Performance fees are recorded as revenue at the end of the measurement period. Transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

      Institutional research services revenue consists of brokerage transaction charges and underwriting syndicate revenues related to services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Syndicate participation and underwriting revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which SCB LLC acts as an underwriter or agent. Syndicate participation and underwriting revenues are recorded on the offering date.

      Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Alliance mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding five and one-half years, the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC reduces unamortized deferred sales commissions when received. At December 31, 2002 and 2001, respectively, deferred sales commissions totaled $500.9 million and $648.2 million and are included within Other assets.

      Impairment of the deferred sales commission asset is evaluated quarterly, or when a significant decrease in the estimated fair value of the asset occurs, by comparing the undiscounted cash flows estimated by Alliance's management to be realized from this asset to its recorded amount. If the estimated undiscounted cash flows are less that the recorded amount and if Alliance's management estimates that the recorded amount is not fully recoverable, an impairment loss is recognized for the difference between the recorded amount and the estimated fair value of the asset. Cash flows consist of ongoing distribution fees and CDSC. Distribution fees are calculated as a percentage of average assets under management related to back-end load shares. CDSC is based on the values of back-end load shares redeemed and, generally, the length of time the shares have been held.

      Other Accounting Policies
      -------------------------

      In accordance with regulations of the Securities and Exchange Commission ("SEC"), securities with a fair value of $1.17 billion have been segregated in a special reserve bank custody account at December 31, 2002 for the exclusive benefit of securities broker-dealer or brokerage customers under Rule 15c3-3 under the Securities Exchange Act of 1934, as amended.

      Intangible assets include costs assigned to contracts of businesses acquired. These costs continue to be amortized on a straight-line basis over estimated useful lives of twenty years.

      Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software.

      The Holding Company and its consolidated subsidiaries, including the Company, file a consolidated Federal income tax return. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

      Minority interest subject to redemption rights represents the remaining
      32.6 million private Alliance Units issued to former Bernstein shareholders in connection with Alliance's acquisition of Bernstein. The Holding Company agreed to provide liquidity to these former Bernstein shareholders after a two-year lock-out period which ended October 2002. The Company acquired 8.16 million of the former Bernstein shareholders' Units in 2002. The outstanding 32.6 million Alliance Units may be sold to the Holding Company at the prevailing market price over the remaining seven years ending in 2009. Generally not more than 20% of the original Units issued to the former Bernstein shareholders may be put to the Holding Company in any one annual period.

      The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, stock option awards result in compensation expense only if the current market price of the underlying stock exceeds the option strike price at the grant date. See Note 21 for the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure".

 3)   INVESTMENTS

      The following tables provide additional information relating to fixed maturities and equity securities:

                                                                        GROSS               GROSS
                                                   AMORTIZED          UNREALIZED         UNREALIZED          ESTIMATED
                                                      COST              GAINS              LOSSES            FAIR VALUE
                                                -----------------  -----------------   ----------------   -----------------
                                                                              (IN MILLIONS)
        DECEMBER 31, 2002
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $    20,084.0      $     1,491.0       $      269.0       $    21,306.0
            Mortgage-backed....................        2,419.2               99.2                -               2,518.4
            U.S. Treasury, government and
              agency securities................          895.5               84.1                -                 979.6
            States and political subdivisions..          197.6               17.9                -                 215.5
            Foreign governments................          231.8               37.4                 .8               268.4
            Redeemable preferred stock.........          923.7               71.4                4.1               991.0
                                                -----------------  -----------------   ----------------   -----------------
        Total Available for Sale...............  $    24,751.8      $     1,801.0       $      273.9       $    26,278.9
                                                =================  =================   ================   =================

        Equity Securities:
          Available for sale...................  $        37.6      $         2.0       $        3.4       $        36.2
          Trading securities...................            3.3                 .8                3.0                 1.1
                                                -----------------  -----------------   ----------------   -----------------
        Total Equity Securities................  $        40.9      $         2.8       $        6.4       $        37.3
                                                =================  =================   ================   =================


        December 31, 2001
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $    18,582.9      $       663.5       $      291.7       $    18,954.7
            Mortgage-backed....................        2,428.7               39.1                5.5             2,462.3
            U.S. Treasury, government and
              agency securities................        1,113.5               62.3                1.5             1,174.3
            States and political subdivisions..          138.9                6.8                1.3               144.4
            Foreign governments................          143.1               15.6                1.0               157.7
            Redeemable preferred stock.........          379.6               16.5               23.6               372.5
                                                -----------------  -----------------   ----------------   -----------------
        Total Available for Sale...............  $    22,786.7      $       803.8       $      324.6       $    23,265.9
                                                =================  =================   ================   =================


        Equity Securities:
          Available for sale...................  $        54.9      $         5.8       $        1.6       $        59.1
          Trading securities...................            4.9                 .9                3.4                 2.4
                                                -----------------  -----------------   ----------------   -----------------
        Total Equity Securities................  $        59.8      $         6.7       $        5.0       $        61.5
                                                =================  =================   ================   =================


      For publicly-traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines estimated fair values using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 2002 and 2001, securities without a readily ascertainable market value having an amortized cost of $4,899.8 million and $5,368.3 million, respectively, had estimated fair values of $5,137.2 million and $5,453.8 million, respectively.

      The contractual maturity of bonds at December 31, 2002 is shown below:

                                                                                        AVAILABLE FOR SALE
                                                                                ------------------------------------
                                                                                   AMORTIZED          ESTIMATED
                                                                                     COST             FAIR VALUE
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        Due in one year or less................................................  $      612.4       $      612.1
        Due in years two through five..........................................       5,239.9            5,527.7
        Due in years six through ten...........................................       8,630.1            9,268.1
        Due after ten years....................................................       6,926.5            7,361.6
        Mortgage-backed securities.............................................       2,419.2            2,518.4
                                                                                ----------------   -----------------
        Total..................................................................  $   23,828.1       $   25,287.9
                                                                                ================   =================

      Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

      The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring concentrations in any single issuer or a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2002, approximately 6.9% of the $23,828.1 million aggregate amortized cost of bonds held by the Company was considered to be other than investment grade.

      At December 31, 2002, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $132.4 million.

      The Insurance Group holds equity in limited partnership interests which primarily invest in securities considered to be other than investment grade. The carrying values at December 31, 2002 and 2001 were $674.8 million and $695.2 million, respectively.

      The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $75.3 million and $31.5 million at December 31, 2002 and 2001, respectively. Gross interest income on these loans included in net investment income aggregated $5.3 million, $3.2 million and $9.7 million in 2002, 2001 and 2000, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $6.8 million, $4.2 million and $11.0 million in 2002, 2001 and 2000, respectively.

      Impaired mortgage loans along with the related investment valuation allowances for losses follow:

                                                                                         DECEMBER 31,
                                                                            ----------------------------------------
                                                                                   2002                 2001
                                                                            -------------------  -------------------
                                                                                         (IN MILLIONS)

        Impaired mortgage loans with investment valuation allowances.......  $        111.8       $        114.2
        Impaired mortgage loans without investment valuation allowances....            20.4                 30.7
                                                                            -------------------  -------------------
        Recorded investment in impaired mortgage loans.....................           132.2                144.9
        Investment valuation allowances....................................           (23.4)               (19.3)
                                                                            -------------------  -------------------
        Net Impaired Mortgage Loans........................................  $        108.8       $        125.6
                                                                            ===================  ===================

      During 2002, 2001 and 2000, respectively, the Company's average recorded investment in impaired mortgage loans was $138.1 million, $141.7 million and $169.8 million. Interest income recognized on these impaired mortgage loans totaled $10.0 million, $7.2 million and $12.4 million for 2002, 2001 and 2000, respectively.

      Mortgage loans on real estate are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans on real estate are classified as nonaccrual loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely. At December 31, 2002 and 2001, respectively, the carrying value of mortgage loans on real estate that had been classified as nonaccrual loans was $91.1 million and $95.8 million.

      The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 2002 and 2001, the carrying value of equity real estate held for sale amounted to $107.7 million and $216.6 million, respectively. For 2002, 2001 and 2000, respectively, real estate of $5.6 million, $64.8 million and $21.6 million was acquired in satisfaction of debt. At December 31, 2002 and 2001, the Company owned $268.8 million and $376.5 million, respectively, of real estate acquired in satisfaction of debt of which $2.7 million and $11.1 million, respectively, are held as real estate joint ventures.

      Accumulated depreciation on real estate was $163.6 million and $160.3 million at December 31, 2002 and 2001, respectively. Depreciation expense on real estate totaled $18.0 million, $16.1 million and $21.7 million for 2002, 2001 and 2000, respectively.

      Investment valuation allowances for mortgage loans and equity real estate and changes thereto follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Balances, beginning of year........................  $        87.6       $      126.2       $      177.9
        Additions charged to income........................           32.5               40.0               68.2
        Deductions for writedowns and
          asset dispositions...............................          (65.1)             (78.6)            (119.9)
                                                            -----------------   ----------------   -----------------
        Balances, End of Year..............................  $        55.0       $       87.6       $      126.2
                                                            =================   ================   =================

        Balances, end of year comprise:
          Mortgage loans on real estate....................  $        23.4       $       19.3       $       50.5
          Equity real estate...............................           31.6               68.3               75.7
                                                            -----------------   ----------------   -----------------
        Total..............................................  $        55.0       $       87.6       $      126.2
                                                            =================   ================   =================

4)    EQUITY METHOD INVESTMENTS

      Included in equity real estate or other equity investments, as appropriate, is the Company's interest in real estate joint ventures, limited partnership interests and investment companies accounted for under the equity method with a total carrying value of $801.6 million and $883.9 million, respectively, at December 31, 2002 and 2001. The Company's total equity in net (losses) earnings for these real estate joint ventures and limited partnership interests was $(14.9) million, $(111.1) million and $180.3 million, respectively, for 2002, 2001 and 2002.

      Summarized below is the combined financial information only for those real estate joint ventures and for those limited partnership interests accounted for under the equity method in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater (7 and 10 individual ventures at December 31, 2002 and 2001, respectively) and the Company's carrying value and equity in net earnings for those real estate joint ventures and limited partnership interests:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     2002                2001
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        BALANCE SHEETS
        Investments in real estate, at depreciated cost........................  $       550.0      $       570.5
        Investments in securities, generally at estimated fair value...........          237.5              255.7
        Cash and cash equivalents..............................................           27.9               23.7
        Other assets...........................................................           32.2               39.4
                                                                                ----------------   -----------------
        Total Assets...........................................................  $       847.6      $       889.3
                                                                                ================   =================

        Borrowed funds - third party...........................................  $       264.7      $       269.6
        Other liabilities......................................................           19.2               20.3
                                                                                ----------------   -----------------
        Total liabilities......................................................          283.9              289.9
                                                                                ----------------   -----------------

        Partners' capital......................................................          563.7              599.4
                                                                                ----------------   -----------------
        Total Liabilities and Partners' Capital................................  $       847.6      $       889.3
                                                                                ================   =================

        The Company's Carrying Value in These Entities Included Above..........  $       172.3      $       188.2
                                                                                ================   =================

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures.............  $        98.4       $       95.6       $      147.6
        Net (losses) revenues of
          other limited partnership interests..............          (23.2)              29.8               16.5
        Interest expense - third party.....................          (19.8)             (11.5)             (17.0)
        Interest expense - the Company.....................            -                  (.7)              (2.0)
        Other expenses.....................................          (59.3)             (58.2)             (88.0)
                                                            -----------------   ----------------   -----------------
        Net (Losses) Earnings..............................  $        (3.9)      $       55.0       $       57.1
                                                            =================   ================   =================

        The Company's Equity in Net Earnings of These
          Entities Included Above..........................  $        12.8       $       13.2       $       17.8
                                                            =================   ================   =================

5)    NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

      The sources of net investment income follows:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Fixed maturities...................................  $     1,755.4       $    1,662.4       $    1,764.8
        Mortgage loans on real estate......................          314.8              361.6              387.1
        Equity real estate.................................          153.7              166.2              207.2
        Other equity investments...........................          (45.4)             (53.6)             135.3
        Policy loans.......................................          269.4              268.2              258.3
        Other investment income............................          114.1              216.6              208.1
                                                            -----------------   ----------------   -----------------

          Gross investment income..........................        2,562.0            2,621.4            2,960.8

          Investment expenses..............................         (184.8)            (217.1)            (208.9)
                                                            -----------------   ----------------   -----------------

        Net Investment Income..............................  $     2,377.2       $    2,404.3       $    2,751.9
                                                            =================   ================   =================

      Investment (losses) gains including changes in the valuation allowances follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Fixed maturities...................................  $      (374.3)      $     (225.2)      $     (795.0)
        Mortgage loans on real estate......................            3.7              (11.4)             (18.0)
        Equity real estate.................................          101.5               34.5                1.6
        Other equity investments...........................            3.3              (13.0)             (23.4)
        Issuance and sales of Alliance Units...............             .5               (2.3)               3.9
        Issuance and sales of DLJ common stock.............            -                  -                 38.8
        Other..............................................          (13.2)              10.1                 .3
                                                            -----------------   ----------------   -----------------
          Investment Losses, Net...........................  $      (278.5)      $     (207.3)      $     (791.8)
                                                            =================   ================   =================


      Writedowns of fixed maturities amounted to $312.8 million, $287.5 million and $635.5 million for 2002, 2001 and 2000, respectively, including $499.2 million in fourth quarter 2000. Writedowns of mortgage loans on real estate and equity real estate amounted to $5.5 million and $5.8 million, respectively, for 2002.

      For 2002, 2001 and 2000, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $7,176.3 million, $7,372.3 million and $7,685.5 million. Gross gains of $108.4 million, $156.2 million and $79.7 million and gross losses of $172.9 million, $115.9 million and $220.9 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 2002, 2001 and 2000 amounted to $1,047.8 million, $429.5 million and $954.5 million, respectively.

      In conjunction with the sale of DLJ in 2000, the Company received 11.4 million shares in Credit Suisse Group ("CSG") common stock, 2.8 million shares of which were immediately repurchased by CSG at closing. The CSG shares were designated as trading account securities. The $1.56 billion carrying value of CSG shares that were held by the Company at December 31, 2000 were sold in January 2001. Net investment income included realized gains of $27.1 million in 2001 and included unrealized holding losses of $43.3 million in 2000 on the CSG shares.

      In 2002, 2001 and 2000, respectively, net unrealized holding gains (losses) on trading account equity securities of $.5 million, $25.0 million, and $(42.2) million were included in net investment income in the consolidated statements of earnings. These trading securities had a carrying value of $1.1 million and $2.4 million and costs of $3.3 million and $4.9 million at December 31, 2002 and 2001, respectively.

      For 2002, 2001 and 2000, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $92.1 million, $96.7 million and $110.6 million, respectively.

      Net unrealized investment gains (losses) included in the consolidated balance sheets as a component of accumulated comprehensive income and the changes for the corresponding years, including Discontinued Operations on a line-by-line basis, follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Balance, beginning of year.........................  $       215.5       $       12.9       $     (392.8)
        Changes in unrealized investment (losses) gains....        1,049.9              436.0              979.7
        Changes in unrealized investment losses(gains)
          attributable to:
            Participating group annuity contracts,
              Closed Block policyholder dividend
              obligation and other.........................         (157.3)             (48.6)             (18.3)
            DAC............................................         (174.1)             (71.6)            (262.1)
            Deferred Federal income taxes..................         (252.9)            (113.2)            (293.6)
                                                            -----------------   ----------------   -----------------
        Balance, End of Year...............................  $       681.1       $      215.5       $       12.9
                                                            =================   ================   =================

        Balance, end of year comprises:
          Unrealized investment gains (losses) on:
            Fixed maturities...............................  $     1,572.0       $      496.0       $       65.9
            Other equity investments.......................           (1.5)               4.3               (2.3)
            Other..........................................          (22.2)              (1.9)              (1.2)
                                                            -----------------   ----------------   -----------------
              Total........................................        1,548.3              498.4               62.4
          Amounts of unrealized investment (losses) gains
            attributable to:
              Participating group annuity contracts,
                Closed Block policyholder dividend
                obligation and other.......................         (221.2)             (63.9)             (15.3)
              DAC..........................................         (274.0)             (99.9)             (28.3)
              Deferred Federal income taxes................         (372.0)            (119.1)              (5.9)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       681.1       $      215.5       $       12.9
                                                            =================   ================   =================

      Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

 6)   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

      Accumulated other comprehensive income (loss) represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Unrealized gains on investments....................  $       681.1       $      215.5       $       12.9
        Minimum pension liability..........................            -                  (.1)               (.1)
                                                            -----------------   ----------------   -----------------
        Total Accumulated Other
          Comprehensive Income.............................  $       681.1       $      215.4       $       12.8
                                                            =================   ================   =================

      The components of other comprehensive income (loss) for the past three years follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Net unrealized gains (losses) on investments:
          Net unrealized gains arising during
            the period.....................................  $     1,008.9       $      525.2       $      191.0
          Losses (gains) reclassified into net earnings
            during the period..............................           41.0              (89.2)             788.7
                                                            -----------------   ----------------   -----------------
        Net unrealized gains on investments................        1,049.9              436.0              979.7
        Adjustments for policyholders liabilities,
            DAC and deferred Federal income taxes..........         (584.3)            (233.4)            (574.0)
                                                             ----------------   -----------------   -----------------

        Change in unrealized gains, net of
            adjustments....................................          465.6              202.6              405.7
        Change in minimum pension liability................             .1                -                  -
                                                            -----------------   ----------------   -----------------
        Total Other Comprehensive Income...................  $       465.7       $      202.6       $      405.7
                                                            =================   ================   =================


 7)   CLOSED BLOCK

      The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in accumulated other comprehensive income) represents the expected maximum future post-tax earnings from the Closed Block which would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block earnings.

      If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

      Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

      Summarized financial information for the Closed Block is as follows:

                                                                                DECEMBER 31,         December 31,
                                                                                    2002                 2001
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)

       CLOSED BLOCK LIABILITIES:
       Future policy benefits, policyholders' account balances
         and other..........................................................   $     8,997.3        $     9,002.8
       Policyholder dividend obligation.....................................           213.3                 47.1
       Other liabilities....................................................            97.6                 53.6
                                                                               -----------------    -----------------
       Total Closed Block liabilities.......................................         9,308.2              9,103.5
                                                                               -----------------    -----------------

       ASSETS DESIGNATED TO THE CLOSED BLOCK:
       Fixed maturities, available for sale, at estimated fair value
         (amortized cost of $4,794.0 and $4,600.4)..........................         5,098.4              4,705.7
       Mortgage loans on real estate........................................         1,456.0              1,514.4
       Policy loans.........................................................         1,449.9              1,504.4
       Cash and other invested assets.......................................           141.9                141.0
       Other assets.........................................................           219.9                214.7
                                                                               -----------------    -----------------
       Total assets designated to the Closed Block..........................         8,366.1              8,080.2
                                                                               -----------------    -----------------


       Excess of Closed Block liabilities over assets designated to
         the Closed Block...................................................           942.1              1,023.3
       Amounts included in accumulated other comprehensive income:
         Net unrealized investment gains, net of deferred Federal income
         tax of $31.8 and $20.4 and policyholder dividend obligation......              59.1                 37.8
                                                                               -----------------    -----------------


       Maximum Future Earnings To Be Recognized From Closed Block
         Assets and Liabilities.............................................   $     1,001.2        $     1,061.1
                                                                               =================    =================

      Closed Block revenues and expenses were as follows:

                                                                  2002               2001                 2000
                                                             ----------------   ----------------   --------------------
                                                                                   (IN MILLIONS)


      REVENUES:
      Premiums and other income............................   $      543.8       $      571.5       $       594.7
      Investment income (net of investment
        expenses of $5.4, $3.0, and $8.1)..................          582.4              583.5               578.7
      Investment losses, net...............................          (47.0)             (42.3)              (35.8)
                                                             ----------------   ----------------   --------------------
      Total revenues.......................................        1,079.2            1,112.7             1,137.6
                                                             ----------------   ----------------   --------------------

      BENEFITS AND OTHER DEDUCTIONS:
      Policyholders' benefits and dividends................          980.2            1,009.3             1,025.2
      Other operating costs and expenses...................            4.4                4.7                 5.2
                                                             ----------------   ----------------   --------------------
      Total benefits and other deductions..................          984.6            1,014.0             1,030.4
                                                             ----------------   ----------------   --------------------

      Net revenues before Federal income taxes.............           94.6               98.7               107.2
      Federal income taxes.................................          (34.7)             (36.2)              (38.2)
                                                             ----------------   ----------------   --------------------
      Net Revenues.........................................   $       59.9       $       62.5       $        69.0
                                                             ================   ================   ====================

      Reconciliation of the policyholder dividend obligation is as follows:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     2002                2001
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

      Balance at beginning of year...........................................  $        47.1      $         -
      Unrealized investment gains (losses)...................................          166.2               47.1
                                                                              ----------------   -----------------
      Balance at end of year ................................................  $       213.3      $        47.1
                                                                                ================   =================

      Impaired mortgage loans along with the related investment valuation allowances follows:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     2002                2001
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

      Impaired mortgage loans with investment valuation allowances...........  $        18.6      $        26.7
      Impaired mortgage loans without investment valuation allowances........             .9                6.5
                                                                              ----------------   -----------------
      Recorded investment in impaired mortgages..............................           19.5               33.2
      Investment valuation allowances........................................           (4.0)              (5.8)
                                                                              ----------------   -----------------
      Net Impaired Mortgage Loans............................................  $        15.5      $        27.4
                                                                                ================   =================


      During 2002, 2001 and 2000, the Closed Block's average recorded investment in impaired mortgage loans was $26.0 million, $30.8 million and $31.0 million, respectively. Interest income recognized on these impaired mortgage loans totaled $2.1 million, $1.2 million and $2.0 million for 2002, 2001 and 2000, respectively.

      Valuation allowances amounted to $3.9 million and $5.7 million on mortgage loans on real estate and $.1 million and $9.8 million on equity real estate at December 31, 2002 and 2001, respectively. Writedowns of fixed maturities amounted to $40.0 million, $30.8 million and $27.7 million for 2002, 2001 and 2000, respectively, including $23.3 million in fourth quarter 2001.

8)    DISCONTINUED OPERATIONS

      Summarized financial information for Discontinued Operations follows:

                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                    2002                 2001
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)

        BALANCE SHEETS
        Fixed maturities, available for sale, at estimated fair value
          (amortized cost of $677.8 and $542.9).............................   $      722.7         $      559.6
        Equity real estate..................................................          203.7                252.0
        Mortgage loans on real estate.......................................           87.5                160.3
        Other equity investments............................................            9.4                 22.3
        Other invested assets...............................................             .2                   .4
                                                                              -----------------    -----------------
          Total investments.................................................        1,023.5                994.6
        Cash and cash equivalents...........................................           31.0                 41.1
        Other assets........................................................          126.5                152.6
                                                                              -----------------    -----------------
        Total Assets........................................................   $    1,181.0         $    1,188.3
                                                                              =================    =================

        Policyholders liabilities...........................................   $      909.5         $      932.9
        Allowance for future losses.........................................          164.6                139.9
        Other liabilities...................................................          106.9                115.5
                                                                              -----------------    -----------------
        Total Liabilities...................................................   $    1,181.0         $    1,188.3
                                                                              =================    =================

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        STATEMENTS OF EARNINGS
        Investment income (net of investment
          expenses of $18.1, $25.3 and $37.0).............   $        69.7       $       91.6       $      102.2
        Investment gains (losses), net....................            34.2               33.6               (6.6)
        Policy fees, premiums and other income............              .2                 .2                 .7
                                                            -----------------   ----------------   -----------------
        Total revenues....................................           104.1              125.4               96.3

        Benefits and other deductions.....................            98.7              100.7              106.9
        Earnings credited (losses charged) to allowance
          for future losses...............................             5.4               24.7              (10.6)
                                                            -----------------   ----------------   -----------------
        Pre-tax loss from operations......................             -                  -                  -
        Pre-tax earnings from releasing the allowance
          for future losses...............................             8.7               46.1               90.2
        Federal income tax expense........................            (3.1)              (2.2)             (31.6)
                                                            -----------------   ----------------   -----------------
        Earnings from Discontinued Operations.............   $         5.6       $       43.9       $       58.6
                                                            =================   ================   =================

      The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of discontinued operations against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in each of the three years presented.

      Valuation allowances of $4.9 million and $4.8 million on mortgage loans on real estate and $0 million and $5.0 million on equity real estate were held at December 31, 2002 and 2001, respectively. During 2002, 2001 and 2000, discontinued operations' average recorded investment in impaired mortgage loans was $25.3 million, $32.2 million and $11.3 million, respectively. Interest income recognized on these impaired mortgage loans totaled $2.5 million, $2.5 million and $.9 million for 2002, 2001 and 2000, respectively.

      In 2001, Federal Income tax expense for discontinued operations reflected a $13.8 million reduction in taxes due to settlement of open tax years.

9)    VARIABLE ANNUITY CONTRACTS - GMDB AND GMIB

      Equitable Life issues certain variable annuity contracts with GMDB and GMIB features that guarantee either:

          a) Return of Premium: the benefit is the greater of current account value and premiums paid (adjusted for withdrawals),

          b) Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), and the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals), or

          c) Roll-Up: the benefit is the greater of current account value and premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages,

          d) Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit.

      The following table summarizes the GMDB and GMIB liabilities, before reinsurance ceded, reflected in the General Account in future policy benefits and other policyholders liabilities in 2002:

                                                                  GMDB               GMIB               TOTAL
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Balance at January 1, 2002.........................  $        43.0       $       15.0       $       58.0
          Paid guarantee benefits..........................          (65.0)               -                (65.0)
          Other changes in reserve.........................          150.4              102.5              252.9
                                                            -----------------   ----------------   -----------------
        Balance at December 31, 2002.......................  $       128.4       $      117.5       $      245.9
                                                            =================   ================   =================


      Related GMDB reinsurance ceded amounts were:


                                                                    GMDB
                                                            --------------------
                                                                (IN MILLIONS)

        Balance at January 1, 2002.........................  $         7.0
          Paid guarantee benefits ceded....................          (14.5)
          Other changes in reserve.........................           29.0
                                                            --------------------
        Balance at December 31, 2002.......................  $        21.5
                                                            ====================

      The GMIB reinsurance contracts are considered derivatives and are reported at fair value (see Note 12).

      At December 31, 2002 the Company had the following variable contracts with guarantees. Note that the Company's variable contracts with GMDB guarantees may also offer GMIB guarantees in each contract, therefore, the GMDB and GMIB amounts listed are not mutually exclusive:

                                                  RETURN
                                                    OF
                                                 PREMIUM         RATCHET        ROLL-UP         COMBO            TOTAL
                                               -------------  -------------- --------------  -------------  --------------
                                                                     (DOLLARS IN MILLIONS)
        GMDB:
          Account value (1)................    $  21,052      $    3,991      $    6,030     $   1,488      $   32,561
          Net amount at risk, gross........    $   5,609      $    1,724      $    3,036     $       44     $   10,413
          Net amount at risk, net of
            amounts reinsured..............    $   5,602      $    1,187      $    1,897     $       44     $    8,730
          Average attained age of
            contractholders................         50.0            58.9            61.0           59.6           51.7
          Percentage of contractholders
            over age 70....................          7.0%           19.8%           24.3%          20.4%           9.5%
          Range of guaranteed minimum
            return rates..................           N/A             N/A             3-6%           3-6%           N/A

        GMIB:
          Account value (2)................          N/A             N/A      $    4,782     $    2,042      $   6,824
          Net amount at risk, gross........          N/A             N/A      $    1,112     $       10      $   1,122
          Net amount at risk, net of
            amounts reinsured..............          N/A             N/A      $      308     $        5      $     313
          Weighted average years remaining
            until annuitization ...........          N/A             N/A             5.0           10.2            5.0
          Range of guaranteed minimum
            return rates..................           N/A             N/A             3-6%           3-6%           3-6%


      (1) Included General Account balances of $10,141 million, $96 million, $129 million and $257 million, respectively, for a total of
           $10,623 million.
      (2) Included General Account balances of $20 million and $356 million, respectively, for a total of $376 million.

      For contracts in the event of death, the net amount at risk is defined as the amount by which the GMDB benefits exceed related account values.

      For contracts at annuitization, the net amount at risk is defined as the amount by which the GMIB benefit bases exceed related account values, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates.

10)   SHORT-TERM AND LONG-TERM DEBT

      Short-term and long-term debt consists of the following:

                                                                                        DECEMBER 31,
                                                                            --------------------------------------
                                                                                  2002                 2001
                                                                            -----------------    -----------------
                                                                                        (IN MILLIONS)

      Short-term debt......................................................  $       22.0         $      223.1
                                                                            -----------------    -----------------
      Long-term debt:
      Equitable Life:
        Surplus notes, 6.95%, due 2005.....................................         399.8                399.7
        Surplus notes, 7.70%, due 2015.....................................         199.7                199.7
        Other..............................................................           -                     .2
                                                                            -----------------    -----------------
            Total Equitable Life...........................................         599.5                599.6
                                                                            -----------------    -----------------
      Alliance:
        Senior Notes, 5.625%, due 2006.....................................         398.4                398.0
        Other..............................................................           6.5                  6.5
                                                                            -----------------    -----------------
            Total Alliance.................................................         404.9                404.5
                                                                            -----------------    -----------------
      Wholly Owned and Joint Venture Real Estate:
        Mortgage notes, 3.09% due through 2017.............................         248.3                248.3
                                                                            -----------------    -----------------
      Total long-term debt.................................................       1,252.7              1,252.4
                                                                            -----------------    -----------------

      Total Short-term and Long-term Debt..................................  $    1,274.7         $    1,475.5
                                                                              =================    =================

      Short-term Debt
      ---------------

      Equitable Life has a $350.0 million five year bank credit facility. The interest rates are based on external indices dependent on the type of borrowing ranging from 1.60% to 4.25%. There were no amounts outstanding under this credit facility at December 31, 2002.

      Equitable Life has a commercial paper program with an issue limit of $500.0 million. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's $350.0 million bank credit facility. At December 31, 2002, there were no amounts outstanding under this program.

      Since 1998, Alliance has had a $425.0 million commercial paper program. In September 2002, Alliance entered into an $800.0 million five-year revolving credit facility with a group of commercial banks and other lenders that replaced three previously existing credit facilities aggregating $875.0 million. Of the $800.0 million total, $425.0 million is intended to provided back-up liquidity for Alliance's commercial paper program, with the balance available for general purposes, including capital expenditures and funding the payments of sales commissions to financial intermediaries. The interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal funds rate. The credit facility also provides for a facility fee payable on the total facility. In addition, a utilization rate fee is payable in the event the average aggregate daily outstanding balance exceeds $400.0 million for each calendar quarter. The revolving credit facility contains covenants that, among other things, require Alliance to meet certain financial ratios. Alliance was in compliance with the covenants at December 31, 2002. At December 31, 2002, Alliance had commercial paper outstanding totaling $22.0 million at an effective interest rate of 1.3%; there were no borrowings outstanding under Alliance's revolving credit facilities.

      Since December 1999, Alliance has maintained a $100.0 million extendible commercial notes ("ECN") program as a supplement to its $425.0 million commercial paper program. ECNs are short-term uncommitted debt instruments that do not require back-up liquidity support. At December 31, 2002, there were no borrowings outstanding under the ECN program.

      Long-term Debt
      --------------

      Certain of the long-term debt agreements, principally mortgage notes, have restrictive covenants related to the total amount of debt, net tangible assets and other matters. At December 31, 2002, the Company was in compliance with all debt covenants.

      At December 31, 2002 and 2001, respectively, the Company has pledged real estate of $322.9 million and $314.5 million as collateral for certain long-term debt.

      At December 31, 2002, aggregate maturities of the long-term debt based on required principal payments at maturity was $248.3 million for 2003, $0.0 for 2004, $400.0 million for 2005, $406.5 million for 2006, $0.0 million for 2007 and $200.0 million thereafter.

      In August 2001, Alliance issued $400.0 million 5.625% notes in a public offering. Alliance may issue up to $600.0 million in senior debt securities. The Alliance notes mature in 2006 and are redeemable at any time. The proceeds from the Alliance notes were used to reduce commercial paper and credit facility borrowings and for other general partnership purposes.

11)   FEDERAL INCOME TAXES

      A summary of the Federal income tax expense in the consolidated statements of earnings follows:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Federal income tax expense (benefit):
          Current..........................................  $      (400.0)      $      (38.2)      $      820.6
          Deferred.........................................          450.9              354.4              137.7
                                                            -----------------   ----------------   -----------------
        Total..............................................  $        50.9       $      316.2       $      958.3
                                                            =================   ================   =================

      The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Expected Federal income tax expense................  $       360.0       $      452.5       $      904.9
        Minority interest..................................         (128.3)            (126.9)            (117.9)
        Separate Account investment activity...............         (159.3)               -                  -
        Non deductible stock option
           compensation expense............................            -                  -                 34.4
        Subsidiary gains...................................            -                  -                161.4
        Adjustment of tax audit reserves...................          (34.2)             (28.2)              17.9
        Equity in unconsolidated subsidiaries..............            -                  -                (48.7)
        Other..............................................           12.7               18.8                6.3
                                                            -----------------   ----------------   -----------------
        Federal Income Tax Expense.........................  $        50.9       $      316.2       $      958.3
                                                            =================   ================   =================

      The components of the net deferred Federal income taxes are as follows:

                                                       DECEMBER 31, 2002                  December 31, 2001
                                                ---------------------------------  ---------------------------------
                                                    ASSETS         LIABILITIES         Assets         Liabilities
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)

        Compensation and related benefits......  $       -        $      221.2      $        -        $      92.0
        Other..................................          -                 7.7               -                 .1
        DAC, reserves and reinsurance..........          -             1,273.1               -            1,020.1
        Investments............................          -               579.9               -              333.3
                                                ---------------  ----------------  ---------------   ---------------
        Total..................................  $       -        $    2,081.9      $        -        $   1,445.5
                                                ===============  ================  ===============   ===============

      The deferred Federal income taxes impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and their tax effects follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        DAC, reserves and reinsurance......................  $       270.9       $      291.7       $      403.3
        Investments........................................           (6.2)              42.1             (140.7)
        Compensation and related benefits..................          178.7               15.7              (96.4)
        Other..............................................            7.5                4.9              (28.5)
                                                            -----------------   ----------------   -----------------
        Deferred Federal Income Tax Expense................  $       450.9       $      354.4       $      137.7
                                                            =================   ================   =================

      In 2002, the Company recorded a $144.3 million benefit resulting from the favorable treatment of certain tax matters related to Separate Account investment activity arising during the 1997-2001 tax years and a settlement with the Internal Revenue Service (the "IRS") with respect to such tax matters for the 1992-1996 tax years.

      The IRS commenced in January 2003 an examination of AXA Financial's consolidated Federal income tax returns for the years 1997 through 2001. Management believes this audit will have no material adverse effect on the Company's consolidated results of operations.

12)   REINSURANCE AGREEMENTS

      The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

      The effect of reinsurance (excluding group life and health) is summarized as follows:


                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Direct premiums....................................  $       954.6       $      990.0       $    1,103.8
        Reinsurance assumed................................          181.4              203.0              194.2
        Reinsurance ceded..................................         (190.8)            (173.1)            (123.0)
                                                            -----------------   ----------------   -----------------
        Premiums...........................................  $       945.2       $    1,019.9       $    1,175.0
                                                            =================   ================   =================

        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $        96.6       $       86.9       $       92.1
                                                            =================   ================   =================
        Policyholders' Benefits Ceded......................  $       346.3       $      370.3       $      239.2
                                                            =================   ================   =================
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $        54.6       $       50.4       $       46.5
                                                            =================   ================   =================

      Since 1997, the Company reinsures on a yearly renewal term basis 90% of the mortality risk on new issues of certain term, universal and variable life products. The Company's retention limit on joint survivorship policies is $15.0 million and $5.0 million on single life polices. Substantially all other in-force business above $5.0 million is reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases.

      At December 31, 2002, Equitable Life had reinsured in the aggregate approximately 16.0% of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 72.0% of its current liability exposure resulting from the GMIB feature.

      During July 2000, Equitable Life transferred, at no gain or loss, all the risk of its directly written DI business for years 1993 and prior through an indemnity reinsurance contract. The cost of the arrangement will be amortized over the expected lives of the contracts reinsured and will not have a significant impact on the results of operations in any specific period.

      At December 31, 2002 and 2001, respectively, reinsurance recoverables related to insurance contracts amounted to $2,351.7 million and $2,237.0 million, of which $1,049.2 million and $1,060.4 million relates to one specific reinsurer. Reinsurance payables related to insurance contracts amounting to $867.5 million and $798.5 million are included in Other liabilities in the consolidated balance sheets.

      Based on management's estimates of future contract cash flows and experience, the estimated fair values of the GMIB reinsurance contracts, which are considered derivatives under SFAS No. 133, at December 31, 2002 and 2001 were $120.0 million and zero, respectively. The increase in estimated fair value of $120.0 million for the year ended December 31, 2002 was due primarily to significant equity market declines during 2002.

      The Insurance Group cedes 100% of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $410.9 million and $444.2 million at December 31, 2002 and 2001, respectively.

      In addition to the sale of insurance products, the Insurance Group acts as a professional retrocessionaire by assuming life and annuity reinsurance from professional reinsurers. The Insurance Group also assumes accident, health, aviation and space risks by participating in various reinsurance pools. Reinsurance assumed reserves at December 31, 2002 and 2001 were $570.7 million and $540.2 million, respectively.


13)   EMPLOYEE BENEFIT PLANS

      The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company made cash contributions in 2002 to the qualified plans totaling $348.1 million.

      Generally, the Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA").

      Components of net periodic pension credit follow:

                                                                  2002               2001                2000
                                                            -----------------   ----------------   ------------------
                                                                                 (IN MILLIONS)

        Service cost.......................................  $        32.1       $       32.1       $       29.5
        Interest cost on projected benefit obligations.....          125.3              128.8              124.2
        Expected return on assets..........................         (181.8)            (218.7)            (223.2)
        Net amortization and deferrals.....................            6.4                 .1                (.6)
                                                            -----------------   ----------------   ------------------
        Net Periodic Pension Credit........................  $       (18.0)      $      (57.7)      $      (70.1)
                                                            =================   ================   ==================

      The projected benefit obligations under the pension plans were comprised of:


                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     2002                2001
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        Benefit obligations, beginning of year.................................  $    1,812.3       $    1,712.6
        Service cost...........................................................          27.1               27.1
        Interest cost..........................................................         125.3              128.8
        Actuarial losses (gains)...............................................          42.5               64.4
        Benefits paid..........................................................        (123.3)            (120.6)
                                                                                ----------------   -----------------
        Benefit Obligation, End of Year........................................  $    1,883.9       $    1,812.3
                                                                                ================   =================

        The funded status of the pension plans was as follows:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     2002                2001
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        Plan assets at fair value, beginning of year...........................  $    1,845.3       $    2,119.4
        Actual return on plan assets...........................................        (278.2)            (148.0)
        Contributions..........................................................         348.1                -
        Benefits paid and fees.................................................        (129.8)            (126.1)
                                                                                ----------------   -----------------
        Plan assets at fair value, end of year.................................       1,785.4            1,845.3
        Projected benefit obligations..........................................       1,883.9            1,812.3
                                                                                ----------------   -----------------
        Excess of plan assets over projected benefit obligations...............         (98.5)              33.0
        Unrecognized prior service cost........................................         (40.0)             (46.3)
        Unrecognized net loss (gain) from past experience different
          from that assumed....................................................       1,033.9              550.1
        Unrecognized net asset at transition...................................          (1.5)              (1.6)
                                                                                ----------------   -----------------
        Prepaid Pension Cost, Net..............................................  $      893.9       $      535.2
                                                                                ================   =================


      The accrued liability for pension plans with projected benefit obligations in excess of plan assets was $19.1 million and $16.7 million at December 31, 2002 and 2001, respectively. The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $60.9 million and $24.2 million, respectively, at December 31, 2002 and $49.7 million and $28.7 million, respectively, at December 31, 2001.

      The pension plan assets include corporate and government debt securities, equity securities, equity real estate and shares of group trusts managed by Alliance. The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations were 6.75% and 7.26%, respectively, at December 31, 2002 and 7.25% and 7.19%, respectively, at December 31, 2001. As of January 1, 2002 and 2001, the expected long-term rate of return on assets for the retirement plan was 9.0% and 10.25%, respectively.

      Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $26.0 million, $27.3 million and $28.7 million for 2002, 2001 and 2000, respectively.

      Alliance maintains several unfunded deferred compensation plans for the benefit of certain eligible employees and executives. The Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made. For the active plans, benefits vest over a period ranging from 3 to 8 years and are amortized as compensation and benefit expense. ACMC, Inc. ("ACMC"), a subsidiary of the Company, is obligated to make capital contributions to Alliance in amounts equal to benefits paid under the Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements. In connection with the acquisition of Bernstein, Alliance agreed to invest $96.0 million per annum for three years to fund purchases of Alliance Holding units or an Alliance sponsored money market fund in each case for the benefit of certain individuals who were stockholders or principals of Bernstein or were hired to replace them. The Company has recorded compensation and benefit expenses in connection with the plans totaling $101.4 million, $58.1 million and $29.8 million for 2002, 2001 and 2000, respectively (including $63.7 million and $34.6 million for 2002 and 2001, respectively, relating to the Bernstein deferred compensation plan).

14)   DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

      The Insurance Group primarily uses
      derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce the Insurance Group's exposure to interest rate fluctuations. Various derivative financial instruments are used to achieve this objective, including interest rate caps and floors to hedge crediting rates on interest-sensitive individual annuity contracts, interest rate futures to protect against declines in interest rates between receipt of funds and purchase of appropriate assets, and interest rate swaps to modify the duration and cash flows of fixed maturity investments. In addition, the Company periodically enters into forward and futures contracts to hedge certain equity exposures. Also, the Company has purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of guaranteed minimum income benefit features contained in certain annuity contracts issued by the Company.

      As earlier described in Note 2 of Notes to Consolidated Financial Statements, the Company adopted SFAS No. 133, as amended, on January 1, 2001. Consequently, all derivatives outstanding at December 31, 2002 are recognized on the balance sheet at their fair values. The outstanding notional amounts of derivative financial instruments purchased and sold were $9,050.0 million and zero, respectively, at December 31, 2002. These amounts principally consist of interest rate cap contracts of Equitable Life that have a total fair value at December 31, 2002 of $8.7 million. At December 31, 2002 and during the year then ended, there were no hybrid instruments that required bifurcation of an embedded derivative component under the provisions of SFAS No. 133.

      All gains and losses on derivative financial instruments utilized by the Company in 2002 and 2001 are reported in earnings for the current year as none of the derivatives were designated to qualifying hedging relationships under SFAS No. 133 either at initial adoption of the Statement or at inception of the contracts. For 2002 and 2001, respectively, investment results, principally in net investment income, included gross gains of $7.7 million and $27.5 million and gross losses of $7.7 million and $4.6 million that were recognized on derivative positions.

      Fair Value of Financial Instruments
      -----------------------------------

      The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

      Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of the Insurance Group was not material at December 31, 2002 and 2001.

      Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

      Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

      The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

      The fair values for variable deferred annuities and single premium deferred annuities, which are included in policyholders' account balances, are estimated as the discounted value of projected account values. Current account values are projected to the time of the next crediting rate review at the current crediting rates and are projected beyond that date at the greater of current estimated market rates offered on new policies or the guaranteed minimum crediting rate. Expected cash flows and projected account values are discounted back to the present at the current estimated market rates.

      Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

      The carrying value and estimated fair value for financial instruments not previously disclosed in Notes 3, 7, 8 and 10 are presented below:


                                                                           DECEMBER 31,
                                                --------------------------------------------------------------------
                                                              2002                               2001
                                                ---------------------------------  ---------------------------------
                                                   CARRYING         ESTIMATED         Carrying         Estimated
                                                    VALUE          FAIR VALUE          Value           Fair Value
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)

        Consolidated:
        -------------
        Mortgage loans on real estate..........  $    3,746.2     $     4,070.1     $     4,333.3     $    4,438.7
        Other limited partnership interests....         674.8             674.8             695.2            695.2
        Policy loans...........................       4,035.6           4,728.2           4,100.7          4,476.4
        Policyholders liabilities:
          Investment contracts.................      14,555.0          15,114.9          12,256.4         12,514.0
        Long-term debt.........................       1,252.7           1,334.7           1,252.4          1,287.1

        Closed Block:
        -------------
        Mortgage loans on real estate..........  $    1,456.0     $     1,572.6     $     1,514.4     $    1,532.6
        Other equity investments...............          16.4              16.4              24.4             24.4
        Policy loans...........................       1,449.4           1,740.9           1,504.4          1,664.8
        SCNILC liability.......................          16.5              16.6              18.2             18.1

        Discontinued Operations:
        ------------------------
        Mortgage loans on real estate..........  $       87.5     $        94.7     $       160.3     $      171.6
        Other equity investments...............           9.4               9.4              22.3             22.3
        Guaranteed interest contracts..........          18.3              17.0              18.8             16.1
        Long-term debt.........................         101.7             101.7             101.7            101.7

15)   COMMITMENTS AND CONTINGENT LIABILITIES

      In addition to its debt and lease commitments discussed in Notes 10 and 17, from time to time, the Company has provided certain guarantees or commitments to affiliates, investors and others. At December 31, 2002, these arrangements included commitments by the Company to provide equity financing of $298.6 million to certain limited partnerships under certain conditions. Management believes the Company will not incur any material losses as a result of these commitments.

      Equitable Life is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for Equitable Life to satisfy those obligations is remote.

      The Company had $57.3 million of letters of credit related to reinsurance of which no amounts were outstanding at December 31, 2002.

      In February 2002, Alliance signed a $125.0 million agreement with a group of commercial banks and other lenders. Under the agreement, Alliance guaranteed various obligations of SCB LLC incurred in the ordinary course of its business in the event SCB LLC is unable to meet these obligations. At December 31, 2002, Alliance was not required to perform under the agreement and had no liability outstanding in connection with the agreement.

16)   LITIGATION

      A number of lawsuits have been filed against life and health insurers in the jurisdictions in which Equitable Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. Equitable Life, Equitable Variable Life Insurance Company ("EVLICO," which was merged into Equitable Life effective January 1, 1997, but whose existence continues for certain limited purposes, including the defense of litigation) and EOC, like other life and health insurers, from time to time are involved in such litigations. Among litigations against Equitable Life, EVLICO and EOC of the type referred to in this paragraph are the litigations described in the following four paragraphs.

      In March 2000, an action entitled Brenda McEachern v. The Equitable Life Assurance Society of the United States and Gary Raymond, Jr. was commenced against Equitable Life and one of its agents in Circuit Court, Mobile County, Alabama, and asserts claims under state law. The action was brought by an individual who alleges that she purchased a variable annuity from Equitable Life in 1997. The action purports to be on behalf of a class consisting of all persons who from January 1, 1989 (i) purchased a variable annuity from Equitable Life to fund a qualified retirement plan,
      (ii) were charged allegedly unnecessary fees for tax deferral for variable annuities held in qualified retirement accounts, or (iii) were sold a variable annuity while owning a qualified retirement plan from Equitable Life. The complaint alleges various improper sales practices, including misrepresentations in connection with the use of variable annuities in a qualified retirement plan or similar arrangement, charging inflated or hidden fees, and failure to disclose unnecessary tax deferral fees. Plaintiff seeks damages, including punitive damages, in an unspecified amount and attorneys' fees and expenses. In May 2000, Equitable Life removed the case to the United States District Court for the Southern District of Alabama and filed a motion to dismiss the complaint, and plaintiff filed a motion to remand the case to state court. The court has permitted limited discovery on the issue of whether the Securities Litigation Uniform Standards Act applies. In November 2001, plaintiff filed a motion for leave to join additional plaintiffs. In February 2002, the court denied the plaintiff's motion to remand and granted defendants' motion to dismiss, but permitted plaintiff until April 1, 2002 to file an amended complaint in Federal Court. In March 2002, plaintiff filed a motion to alter or amend the court's judgment. In September 2002, plaintiff filed an amended complaint in the United States District Court for the Southern District of Alabama. In the amended complaint, the original plaintiff added two new plaintiffs who are alleged to have purchased individual retirement annuities in 1998 and 1999. The amended complaint does not assert any claims against Equitable Life's agent, previously named as a defendant. Plaintiffs seek to represent a class of

      (i) all persons who purchased deferred variable annuities from Equitable Life in tax deferred qualified retirement plans, and (ii) all persons who were charged allegedly unnecessary mortality fees for tax deferral for variable annuities held in qualified retirement accounts. Plaintiffs assert causes of action for unjust enrichment, money had and received (a common-law cause of action similar to unjust enrichment), conversion, breach of contract, negligence, negligent and/or wanton training, negligent and/or wanton supervision, and breach of fiduciary duty. Plaintiffs seek damages, including punitive damages, in an unspecified amount and attorneys' fees and expenses. In December 2002, the court granted Equitable Life's motion to dismiss the complaint, ruling that the Securities Litigation Uniform Standards Act applied. The complaint has been dismissed without prejudice.

      In October 2000, an action entitled Sham Malhotra, et al. v. The Equitable Life Assurance Society of the United States, AXA Advisors, LLC and Equitable Distributors, Inc. was commenced in the Supreme Court of the State of New York, County of Nassau. The action was brought by two individuals who purchased Equitable Life deferred annuity products. The action purports to be on behalf of a class consisting of all persons who purchased an individual deferred annuity contract or who received a certificate to a group deferred annuity contract, sold by one of the defendants, which was used to fund a contributory retirement plan or arrangement qualified for favorable income tax treatment; excluded from the class are officers, directors and agents of the defendants. The complaint alleges that the defendants engaged in fraudulent and deceptive practices in connection with the marketing and sale of deferred annuity products to fund tax-qualified contributory retirement plans. The complaint asserts claims for: deceptive business acts and practices in violation of the New York General Business Law ("GBL"); use of misrepresentations and misleading statements in violation of the New York Insurance Law; false or misleading advertising in violation of the GBL; fraud, fraudulent concealment and deceit; negligent misrepresentation; negligence; unjust enrichment and imposition of a constructive trust; declaratory and injunctive relief; and reformation of the annuity contracts. The complaint seeks injunctive and declaratory relief, an unspecified amount of compensatory and punitive damages, restitution for all members of the class, and an award of attorneys' fees, costs and expenses. In October 2000, the defendants removed the action to the United States District Court for the Eastern District of New York, and thereafter filed a motion to dismiss. Plaintiffs filed a motion to remand the case to state court. In September 2001, the District Court issued a decision granting defendants' motion to dismiss and denying plaintiffs' motion to remand, and judgment was entered in favor of the defendants. In October 2001, plaintiffs filed a motion seeking leave to reopen the case for the purpose of filing an amended complaint. In addition, plaintiffs filed a new complaint in the District Court, alleging a similar class and similar facts. The new complaint asserts causes of action for violations of Federal securities laws in addition to the state law causes of action asserted in the previous complaint. In January 2002, plaintiffs amended their new complaint in response to defendants' motion to dismiss and, subsequently, in March 2002, defendants filed a motion to dismiss the amended complaint.

      Between June 2000 and January 2003, 29 lawsuits were filed in the state courts of Mississippi (the "Mississippi Actions") by more than 300 plaintiffs naming as defendants Equitable Life, EVLICO, EOC and AXA Advisors and various present and former individual sales agents. The actions arise from the purchase by each of the plaintiffs of various types of life insurance policies from Equitable Life, EVLICO and/or EOC. The policies at issue include term, variable and whole life policies purchased as early as 1954. The actions allege misrepresentations in connection with the sale of life insurance policies including that the defendants misrepresented the stated number of years that premiums would need to be paid. Plaintiffs assert claims for breach of contract, fraud, fraudulent inducement, misrepresentation, conspiracy, negligent supervision and other tort claims. Plaintiffs seek unspecified compensatory and punitive damages. The parties are engaged in various stages of discovery in many of the pending actions. In March 2002, the Circuit Court of Sunflower County, in one of the lawsuits, granted Equitable Life's motion, joined by the agent defendant, to dismiss that action with prejudice; plaintiffs' appeal to the Supreme Court of Mississippi has been fully briefed. The lawsuit involving 79 plaintiffs has been removed from state court to the United States District Court for the Northern District of Mississippi. Motions to remand are pending in several other cases.

      In six of the Mississippi Actions, between May 2002 and January 2003 three former sales agents and one retired sales agent of Equitable Life named as defendants have asserted cross-claims against Equitable Life seeking indemnification, as well as compensatory and punitive damages for, among other things, alleged injury to their reputations. Equitable Life filed motions to dismiss those cross-claims and in the Federal district courts in Mississippi, is seeking to compel arbitration of the cross-claims. In January 2003, the United States District Court for the Southern District of Mississippi granted Equitable Life's petition to compel arbitration of the cross-claims asserted by a former agent in two of the Mississippi Actions and also granted Equitable Life's motion to enjoin prosecution of those cases in state court.

      In October 2000, an action entitled American National Bank and Trust Company of Chicago, as trustee f/b/o Emerald Investments LP and Emerald Investments LP v. AXA Client Solutions, LLC; The Equitable Life Assurance Society of the United States; and AXA Financial, Inc. was commenced in the United States District Court for the Northern District of Illinois. The complaint alleges that the defendants (i) in connection with certain annuities issued by Equitable Life breached an agreement with the plaintiffs involving the execution of mutual fund transfers, and (ii) wrongfully withheld withdrawal charges in connection with the termination of such annuities. Plaintiffs seek substantial lost profits and injunctive relief, punitive damages and attorneys' fees. Plaintiffs also seek return of the withdrawal charges. In February 2001, the District Court granted in part and denied in part defendants' motion to dismiss the complaint. In March 2001, plaintiffs filed an amended complaint. The District Court granted defendants' motion to dismiss AXA Client Solutions and the Holding Company from the amended complaint, and dismissed the conversion claims in June 2001. The District Court denied defendants' motion to dismiss the remaining claims. Equitable Life has answered the amended complaint. While the monetary damages sought by plaintiffs, if awarded, could have a material adverse effect on the consolidated financial position and results of operations of the Company, management believes that the ultimate resolution of this litigation should not have a material adverse on the Company's consolidated financial position.

      After the District Court denied defendants' motion to assert certain defenses and counterclaims in American National Bank, Equitable Life commenced an action, in December 2001, entitled The Equitable Life Assurance Society of the United States v. American National Bank and Trust Company of Chicago, as trustee f/b/o Emerald Investments LP and Emerald Investments LP, in the United States District Court for the Northern District of Illinois. The complaint arises out of the same facts and circumstances as described in American National Bank. Equitable Life's complaint alleges common law fraud and equitable rescission in connection with certain annuities issued by Equitable Life. Equitable Life seeks unspecified money damages, rescission, punitive damages and attorneys' fees. In March 2002, defendants filed an answer to Equitable Life's complaint and asserted counterclaims. Defendants' counterclaims allege common law fraud, violations of the Federal and Illinois Securities Acts and violations of the Illinois and New York Consumer Fraud Acts. Defendants seek unspecified money damages, punitive damages and attorneys' fees. In May 2002, the District Court granted in part and denied in part Equitable Life's motion to dismiss defendants' counterclaims, dismissing defendants' Illinois Securities Act and New York Consumer Fraud Act claims. Equitable Life has answered defendants' remaining counterclaims.

      In November 1997, an amended complaint was filed in Peter Fischel, et al.
      v. The Equitable Life Assurance Society of the United States alleging, among other things, that Equitable Life violated ERISA by eliminating certain alternatives pursuant to which agents of Equitable Life could qualify for health care coverage. In March 1999, the United States District Court for the Northern District of California entered an order certifying a class consisting of "[a]ll current, former and retired Equitable agents, who while associated with Equitable satisfied [certain alternatives] to qualify for health coverage or contributions thereto under applicable plans." Plaintiffs allege various causes of action under ERISA, including claims for enforcement of alleged promises contained in plan documents and for enforcement of agent bulletins, breach of a unilateral contract, breach of fiduciary duty and promissory estoppel. In June 2000, plaintiffs appealed to the Court of Appeals for the Ninth Circuit contesting the District Court's award of legal fees to plaintiffs' counsel in connection with a previously settled count of the complaint unrelated to the health benefit claims. In that appeal, plaintiffs challenged the District Court's subject matter jurisdiction over the health benefit claims. In May 2001, plaintiffs filed a second amended complaint which, among other things, alleges that Equitable Life failed to comply with plan amendment procedures and deletes the promissory estoppel claim. In September 2001, Equitable Life filed a motion for summary judgment on all of plaintiffs' claims, and plaintiffs filed a motion for partial summary judgment on all claims except their claim for breach of fiduciary duty. In May 2002, the District Court issued an order granting plaintiffs' motion for partial summary judgment, granting Equitable Life's motion for summary judgment on plaintiffs' claim for breach of fiduciary duty and otherwise denying Equitable Life's motion for summary judgment. The court ruled that Equitable Life is liable to plaintiffs on their contract claims for subsidized benefits under ERISA. The court has deferred addressing the relief to which plaintiffs are entitled in light of the May 2002 order. A decision was rendered in October 2002 on the appeal by plaintiffs concerning the award of legal fees to plaintiffs' counsel for the previously settled claim not involving health benefits. The Court of Appeals denied plaintiffs' challenge to the District Court's subject matter jurisdiction over the settled claim, affirmed the method that the District Court used to calculate the award of legal fees to plaintiffs' counsel and remanded for further consideration of the fee award.

      A putative class action entitled Stefanie Hirt, et al. v. The Equitable Retirement Plan for Employees, Managers and Agents, et al. was filed in the District Court for the Southern District of New York in August 2001 against The Equitable Retirement Plan for Employees, Managers and Agents (the "Retirement Plan") and The Officers Committee on Benefit Plans of Equitable Life, as Plan Administrator. The action was brought by five participants in the Retirement Plan and purports to be on behalf of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." The complaint challenges the change, effective January 1, 1989, in the pension benefit formula from a final average pay formula to a cash balance formula. Plaintiffs allege that the change to the cash balance formula violates ERISA by reducing the rate of accruals based on age, failing to comply with ERISA's notice requirements and improperly applying the formula to retroactively reduce accrued benefits. The relief sought includes a declaration that the cash balance plan violates ERISA, an order enjoining the enforcement of the cash balance formula, reformation and damages. Defendants answered the complaint in October 2001. In April 2002, plaintiffs filed a motion seeking to certify a class of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." Also in April 2002, plaintiffs agreed to dismiss with prejudice their claim that the change to the cash balance formula violates ERISA by improperly applying the formula to retroactively reduce accrued benefits. That claim has been dismissed. The parties have agreed on class certification and in October 2002, the court accepted the recommendation of a special master to certify a plaintiff class.

      Three previously disclosed lawsuits, Frank Franze Jr. and George Busher, individually and on behalf of all others similarly situated v. The Equitable Life Assurance Society of the United States, and Equitable Variable Life Insurance Company, Raymond Patenaude v. The Equitable Life Assurance Society of the United States, AXA Advisors, LLC and Equitable Distributors, Inc. and Siamac Sedighim v. Donaldson Lufkin & Jenrette, Inc., et al. have been dismissed with prejudice. In addition, in three previously disclosed actions, R.S.M. Inc., et al. v. Alliance Capital Management L.P., et al., In re AXA Financial, Inc. Shareholders Litigation and David Uhrik v. Credit Suisse First Boston (USA), Inc., et al., the parties have agreed to settle and the actions have been dismissed.

      Although the outcome of litigation generally cannot be predicted with certainty, the Company's management believes that, subject to the foregoing, (i) the settlement of the R.S.M., In re AXA Financial, Inc. Shareholders Litigation and the Uhrik litigations will not have a material adverse effect on the consolidated financial position or results of operations of the Company and (ii) the ultimate resolution of the other litigations described above should not have a material adverse effect on the consolidated financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not any of such other litigations described above will have a material adverse effect on the Company's consolidated results of operations in any particular period.

      In April 2001, an amended class action complaint entitled Miller, et al.
      v. Mitchell Hutchins Asset Management, Inc., et al. (Miller Complaint"), was filed in Federal District Court in the Southern District of Illinois against Alliance, Alliance Fund Distributors, Inc. ("AFD"), a wholly owned subsidiary of Alliance, and other defendants alleging violations of the Investment Company Act of 1940, as amended ("ICA"), and breaches of common law fiduciary duty. The allegations in the Miller Complaint concern six mutual funds with which Alliance has investment advisory agreements, including Alliance Premier Growth Fund ("Premier Growth Fund"), Alliance Health Care Fund, Alliance Growth Fund, Alliance Quasar Fund, Alliance Fund and Alliance Disciplined Value Fund. The Miller Complaint alleges principally that (i) certain advisory agreements concerning these funds were negotiated, approved, and executed in violation of the ICA, in particular because certain directors of these funds should be deemed interested under the ICA; (ii) the distribution plans for these funds were negotiated, approved, and executed in violation of the ICA; and (iii) the advisory fees and distribution fees paid to Alliance and AFD, respectively, are excessive and, therefore, constitute a breach of fiduciary duty. Plaintiffs seek a recovery of certain fees paid by these funds to Alliance. In March 2002, the court issued an order granting defendants' joint motion to dismiss the Miller Complaint. The court allowed plaintiffs up to and including April 1, 2002 to file an amended complaint comporting with its order. In April 2002, plaintiffs filed a second amended complaint. The allegations and relief sought in the second amended complaint are virtually identical to the Miller Complaint. In May 2002, defendants filed a motion to dismiss the amended complaint. Alliance and AFD believe that plaintiffs' allegations are without merit and intend to vigorously defend against these allegations. At the present time, management of Alliance and AFD are unable to estimate the impact, if any, that the outcome of this action may have on Alliance's results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of this action may have on its consolidated results of operations or financial position.

      In December 2001 a complaint entitled Benak v. Alliance Capital Management L.P. and Alliance Premier Growth Fund ("Benak Complaint") was filed in Federal District Court in the District of New Jersey against Alliance and Alliance Premier Growth Fund alleging violation of the ICA. The principal allegations of the Benak Complaint are that Alliance breached its duty of loyalty to Premier Growth Fund because one of the directors of the General Partner of Alliance served as a director of Enron Corp. ("Enron") when Premier Growth Fund purchased shares of Enron and as a consequence thereof, the investment advisory fees paid to Alliance by Premier Growth Fund should be returned as a means of recovering for Premier Growth Fund the losses plaintiff alleges were caused by the alleged breach of the duty of loyalty. Plaintiff seeks recovery of fees paid by Premier Growth Fund to Alliance. Subsequently, between December 2001 and July 2002, five complaints making substantially the same allegations and seeking substantially the same relief as the Benak Complaint were filed against Alliance Capital Management L.P. and Alliance Premier Growth Fund. All of those actions were consolidated in Federal District Court in the District of New Jersey. In January 2003, a consolidated amended complaint entitled Benak v. Alliance Capital Management L.P. was filed containing allegations similar to those in the individual complaints and alleging violation of the ICA. While the Consolidated Amended Complaint seeks relief similar to that requested in the individual actions, it does not name the Premier Growth Fund as a defendant. Alliance believes the plaintiffs' allegations in the Benak Consolidated Amended Complaint are without merit and intends to vigorously defend against these allegations. At the present time Alliance's management is unable to estimate the impact, if any, that the outcome of these actions may have on Alliance's results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of these actions may have on its consolidated results of operations or financial position.

      In April 2002, a consolidated complaint entitled In re Enron Corporation Securities Litigation ("Enron Complaint") was filed in Federal District Court in the Southern District of Texas, Houston Division, against numerous defendants, including Alliance. The principal allegations of the Enron Complaint, as they pertain to Alliance, are that Alliance violated Sections 11 and 15 of the Securities Act of 1933, as amended ("Securities Act") with respect to a registration statement filed by Enron and effective with the SEC on July 18, 2001, which was used to sell $1.9 billion Enron Corp. Zero Coupon Convertible Senior Notes due 2021. Plaintiffs allege that Frank Savage, who was at that time an employee of Alliance and who was and remains a director of the General Partner of Alliance, signed the registration statement at issue. Plaintiffs allege that the registration statement was materially misleading. Plaintiffs further allege that Alliance was a controlling person of Frank Savage. Plaintiffs therefore assert that Alliance is itself liable for the allegedly misleading registration statement. Plaintiffs seek recission or a recissionary measure of damages. The Enron Complaint specifically states that "[n]o allegations of fraud are made against or directed at" Alliance. In June 2002, Alliance moved to dismiss the complaint as the allegations therein pertain to it. That motion is pending. Alliance believes the allegations of the Enron Complaint as to it are without merit and intends to vigorously defend against these allegations. At the present time, management of Alliance is unable to estimate the impact, if any, that the outcome of this action may have on Alliance's results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of this action may have on its consolidated results of operations or financial position.

      In May, 2002, a complaint entitled The Florida State Board of Administration v. Alliance Capital Management L.P. (the "SBA Complaint") was filed in the Circuit Court of the Second Judicial Circuit, in and for Leon County, Florida against Alliance. The SBA Complaint alleges breach of contract relating to the Investment Management Agreement between The Florida State Board of Administration ("SBA") and Alliance, breach of the covenant of good faith and fair dealing contained in the Investment Management Agreement, breach of fiduciary duty, negligence, gross negligence and violation of the Florida Securities and Investor Protection Act, in connection with purchases and sales of Enron common stock for the SBA investment account. The SBA seeks more than $300 million in compensatory damages and an unspecified amount of punitive damages. In June 2002, Alliance moved to dismiss the SBA Complaint; in September 2002, the court denied Alliance's motion to dismiss the SBA Complaint in its entirety, and the case is currently in discovery. Alliance believes the SBA's allegations in the SBA Complaint are without merit and intends to vigorously defend against these allegations. At the present time, Alliance's management is unable to estimate the impact, if any, that the outcome of this action may have on Alliance's results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of this action may have on its consolidated results of operations or financial position.

      In September 2002, a complaint entitled Lawrence E. Jaffe Pension Plan, Lawrence E. Jaffe Trustee U/A 1198 v. Alliance Capital Management L.P., Alfred Harrison and Alliance Premier Growth Fund, Inc. ("Jaffe Complaint") was filed in Federal District Court in the Southern District of New York against Alliance, Alfred Harrison and Premier Growth Fund alleging violation of the ICA. The Jaffe Complaint alleges that the defendants breached their fiduciary duties of loyalty, care and good faith to Premier Growth Fund by causing Premier Growth Fund to invest in the securities of

      Enron and that the agreements between Premier Growth Fund and Alliance violated the ICA because all of the directors of Premier Growth Fund should be deemed interested under the ICA. Plaintiff seeks damages equal to Premier Growth Fund's losses as a result of Premier Growth Fund's investment in shares of Enron and a recovery of all fees paid to Alliance beginning November 1, 2000. In November 2002, Alliance filed a motion to transfer the Jaffe Complaint to the United States District Court for the District of New Jersey to be consolidated with the Benak v. Alliance Capital Management L.P. action already pending there. Alliance's time to move, answer or otherwise respond to the Jaffe Complaint is stayed pending a decision on the motion to transfer. Alliance and Alfred Harrison believe that plaintiff's allegations in the Jaffe Complaint are without merit and intend to vigorously defend against these allegations. At the present time, management of Alliance is unable to estimate the impact, if any, that the outcome of this action may have on its results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of this action may have on its consolidated results of operations or financial position.

      In December 2002, a complaint entitled Patrick J. Goggins et al. v. Alliance Capital Management L.P. et al. ("Goggins Complaint") was filed in Federal District Court in the Southern District of New York against Alliance, Premier Growth Fund and individual directors and certain officers of the Fund. The Goggins Complaint alleges that defendants violated the Securities Act of 1933 because Premier Growth Fund's registration statements and prospectuses allegedly were materially misleading, contained untrue statements of material fact and omitted material facts in describing the strategic objectives and investment strategies of Premier Growth Fund in relation to Premier Growth Fund's investments, including Premier Growth Fund's investments in Enron Corp. securities. Plaintiffs seek rescissory relief or an unspecified amount of compensatory damages. Alliance's time to move, answer or otherwise respond to the Goggins Complaint is currently stayed. Alliance, Premier Growth Fund and the other defendants believe the plaintiffs' allegations in the Goggins Complaint are without merit and intend to vigorously defend against these allegations. At the present time, management of Alliance is unable to estimate the impact, if any, that the outcome of this action may have on Alliance's results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of this action may have on its consolidated results of operations or financial position.

      In addition to the matters previously reported and those described above, the Holding Company and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter. Accordingly, the Company's management cannot make an estimate of loss, if any, or predict whether or not any given matter will have a material adverse effect the Company's consolidated results of operations in any particular period.

17)   LEASES

      The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under noncancelable operating leases for 2003 and the four successive years are $123.6 million, $127.9 million, $117.5 million, $99.9 million, $91.8 million and $848.4 million thereafter. Minimum future sublease rental income on these noncancelable operating leases for 2003 and the four successive years is $5.6 million, $5.6 million, $5.4 million, $2.2 million, $2.2 million and $18.1 million thereafter.

      At December 31, 2002, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 2003 and the four successive years is $81.7 million, $78.8 million, $75.9 million, $75.2 million, $67.6 million and $535.8 million thereafter.

      The Company has entered into capital leases for certain information technology equipment. Future minimum payments under noncancelable capital leases for 2003 and the two successive years are $4.4 million, $2.8 million, and $.9 million.

18)   INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

      Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, a domestic life insurer may, without prior approval of the Superintendent, pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would permit Equitable Life to pay shareholder dividends not greater than $408.9 million during 2003. Payment of dividends exceeding this amount requires the insurer to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution. For 2002, 2001 and 2000, the Insurance Group statutory net income totaled $451.6 million, $547.7 million and $1,068.6 million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $4,281.0 million and $6,100.4 million at December 31, 2002 and 2001, respectively. In 2002, 2001 and 2000, respectively, $500.0 million, $1.7 billion and $250.0 million in shareholder dividends were paid by Equitable Life.

      At December 31, 2002, the Insurance Group, in accordance with various government and state regulations, had $23.3 million of securities deposited with such government or state agencies.

      In 1998, the NAIC approved a codification of statutory accounting practices ("Codification"), which provides regulators and insurers with uniform statutory guidance, addresses areas where statutory accounting previously was silent and changes certain existing statutory positions. Equitable Life and Equitable of Colorado became subject to Codification rules for all state filings upon adoption of Codification by the respective states.

      On December 27, 2000, an emergency rule was issued by the New York Insurance Department (NYID), which adopted Codification in New York effective on January 1, 2001 except where the guidance conflicted with New York Law. Differences in the New York regulation adopted in 2000 from Codification were in accounting for deferred taxes and goodwill, which are required to be disclosed in the notes to the Annual Statement, as well as the Annual Audited Report. On September 24, 2002 the bill authorizing the admissibility of deferred taxes by New York insurers was signed into law and was effective as of January 1, 2002. The impact of adopting the accounting for deferred taxes at January 1,2002 was a $363.6 million decrease to surplus.

      The implementation of Codification in 2001 resulted in a $1,630.9 million increase to surplus and capital stock, principally due to the $1,660.8 million valuation adjustment related to Alliance.

      The application of the Codification rules as adopted by the State of Colorado had no significant effect on Equitable Life or EOC.

      At December 31, 2002 and for the year then ended, there were no differences in net income and capital and surplus resulting from practices prescribed and permitted by the State of New York and those prescribed in the January 1, 2001 NAIC Accounting Practices and Procedures manual.

      Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholders' equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, Federal income taxes are provided on the basis of amounts currently payable with provisions made for deferred amounts that reverse within one year while under GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured (e) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in Alliance and Alliance Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under GAAP; (g) the provision for future losses of the discontinued Wind-Up Annuities business is only required under GAAP; (h) reporting the surplus notes as a component of surplus in SAP but as a liability in GAAP; (i) computer software development costs are capitalized under GAAP but expensed under SAP; and (j) certain assets, primarily pre-paid assets, are not admissible under SAP but are admissible under GAAP.

        The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the NYID with net earnings and equity on a GAAP basis.

                                                                  2002               2001                2000
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Net change in statutory surplus and
          capital stock....................................  $    (1,354.7)      $      104.1       $    1,321.4
        Change in AVR......................................         (464.7)            (230.2)            (665.5)
                                                            -----------------   ----------------   -----------------
        Net change in statutory surplus, capital stock
          and AVR..........................................       (1,819.4)            (126.1)             655.9
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................          255.2              270.8              254.5
          DAC..............................................          458.1              458.5              469.1
          Deferred Federal income taxes....................         (634.6)            (354.8)            (127.3)
          Valuation of investments.........................          (74.8)              67.9             (134.8)
          Valuation of investment subsidiary...............        1,399.4           (1,507.9)             (29.2)
          Change in fair value of guaranteed minimum
            income benefit reinsurance contracts...........          120.0                -                  -
          Shareholder dividends paid......................           500.0            1,700.0              250.0
          Changes in non-admitted assets...................          384.2              138.3               73.8
          Stock option expense related to AXA's minority
            interest acquisition...........................            -                  -               (493.9)
          Other, net.......................................          (23.7)               5.4              383.1
          GAAP adjustments for Discontinued
            Operations.....................................           23.0               (5.1)              54.3
                                                            -----------------   ----------------   -----------------
        Net Earnings of the Insurance Group................  $       587.4       $      647.0       $    1,355.5
                                                            =================   ================   =================


                                                                                  DECEMBER 31,
                                                            ---------------------------------------------------------
                                                                  2002               2001                2000
                                                            -----------------   ----------------   ------------------
                                                                                 (IN MILLIONS)

        Statutory surplus and capital stock................  $     4,091.3       $    5,446.0       $    5,341.9
        AVR................................................          189.7              654.4              884.6
                                                            -----------------   ----------------   ------------------
        Statutory surplus, capital stock and AVR...........        4,281.0            6,100.4            6,226.5
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................       (1,237.6)          (1,492.8)          (1,763.6)
          DAC..............................................        5,801.0            5,513.7            5,128.8
          Deferred Federal income taxes....................       (1,835.8)          (1,252.2)            (640.7)
          Valuation of investments.........................        1,629.6              635.9              140.2
          Valuation of investment subsidiary...............       (1,191.4)          (2,590.8)          (1,082.9)
          Change in fair value of guaranteed minimum
            income benefit reinsurance contracts...........          120.0                -                  -
          Non-admitted assets..............................        1,162.3              778.1              639.8
          Issuance of surplus notes........................         (599.6)            (539.4)            (539.1)
          Other, net.......................................          157.2              536.6              500.6
          GAAP adjustments for Discontinued
            Operations.....................................         (108.7)            (123.8)            (164.3)
                                                            -----------------   ----------------   ------------------
        Equity of the Insurance Group......................  $     8,178.0       $    7,565.7       $    8,445.3
                                                            =================   ================   ==================

19)   BUSINESS SEGMENT INFORMATION

      The Company's operations consist of Insurance and Investment Services. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

      The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual fund and other investment products to individuals and small groups. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

      The Investment Services segment principally includes Alliance. Alliance provides diversified investment management and related services globally to a broad range of clients including: (a) institutional clients, including pension funds, endowments and domestic and foreign financial institutions, (b) private clients, including high net worth individuals, trusts and estates and charitable foundations, (c) individual investors, principally through a broad line of mutual funds, and (d) institutional investors by means of in-depth research, portfolio strategy and other services. This segment also includes institutional Separate Accounts that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

      Intersegment investment advisory and other fees of approximately $102.2 million, $116.6 million and $153.2 million for 2002, 2001 and 2000, respectively, are included in total revenues of the Investment Services segment.

      The following tables reconcile segment revenues and earnings from continuing operations before Federal income taxes to total revenues and earnings as reported on the consolidated statements of earnings and segment assets to total assets on the consolidated balance sheets, respectively.

                                                                    2002               2001               2000
                                                              -----------------   ----------------  ------------------
                                                                                   (IN MILLIONS)
       SEGMENT REVENUES:
       Insurance............................................   $     4,673.4       $     4,763.3     $     4,681.9
       Investment Services..................................         2,744.9             2,994.4           4,672.5
       Consolidation/elimination............................           (71.3)              (90.0)           (113.2)
                                                              -----------------   ----------------  ------------------
       Total Revenues.......................................   $     7,347.0       $     7,667.7     $     9,241.2
                                                              =================   ================  ==================

       SEGMENT EARNINGS (LOSS) FROM CONTINUING OPERATIONS
         BEFORE FEDERAL INCOME TAXES AND MINORITY INTEREST:
       Insurance............................................   $       437.9       $       707.5     $      (192.5)
       Investment Services..................................           590.7               585.4           2,778.0
                                                              -----------------   ----------------  ------------------
       Total Earnings from Continuing Operations
         before Federal Income Taxes
         and Minority Interest.............................   $     1,028.6       $     1,292.9     $     2,585.5
                                                              =================   ================  ==================


                                                                    2002               2001               2000
                                                              -----------------   ----------------  ------------------
                                                                                   (IN MILLIONS)
       ASSETS:
       Insurance............................................   $    80,638.7       $    84,572.2     $    88,641.1
       Investment Services..................................        14,160.3            15,808.8          16,807.2
       Consolidation/elimination............................            27.3               (94.4)            (57.1)
                                                              -----------------   ----------------  ------------------
       Total Assets.........................................   $    94,826.3       $   100,286.6     $   105,391.2
                                                              =================   ================  ==================


20)   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

      The quarterly results of operations for 2002 and 2001 are summarized below:

                                                                    THREE MONTHS ENDED
                                       ------------------------------------------------------------------------------
                                           MARCH 31           JUNE 30           SEPTEMBER 30          DECEMBER 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                       (IN MILLIONS)
        2002
        ----
        Total Revenues................  $     1,883.9      $     2,072.1       $    1,860.9         $    1,530.1
                                       =================  =================   ==================   ==================

        Earnings (Loss) from
          Continuing Operations.......  $       162.6      $       206.7       $      266.9         $      (21.3)
                                       =================  =================   ==================   ==================

        Net Earnings (Loss)...........  $       130.4      $       205.3       $      286.3         $      (34.6)
                                       =================  =================   ==================   ==================

        2001
        ----
        Total Revenues................  $     2,023.1      $     1,898.6       $    1,804.8         $    1,941.2
                                       =================  =================   ==================   ==================

        Earnings from Continuing
          Operations..................  $       227.1      $       120.3       $      119.2         $      140.0
                                       =================  =================   ==================   ==================

        Net Earnings..................  $       233.6      $       118.5       $      118.7         $      176.2
                                       =================  =================   ==================   ==================


      The quarterly results of operations for the first three quarters of 2002 have been restated to reflect the accounting change adopted in the fourth quarter of 2002 as of January 1, 2002 for liabilities associated with variable annuity contracts that contain GMDB and GMIB features, as follows:


                                                                                THREE MONTHS ENDED
                                                            ------------------------------------------------------------
                                                                MARCH 31            JUNE 30           SEPTEMBER 30
                                                            -----------------   ----------------  ----------------------
                                                                                   (IN MILLIONS)

       Earnings from continuing operations,
          as previously reported..........................   $      160.5        $      286.6      $      345.7
       Adjustment to reflect adoption of accounting
          change as of January 1, 2002....................            2.1               (79.9)            (78.8)
                                                            -----------------   ----------------  ----------------------
       Earnings from Continuing
          Operations, as Restated.........................   $      162.6        $      206.7      $      266.9
                                                            =================   ================  ======================

       Net earnings, as previously reported...............   $      161.5        $      285.2      $      365.1
       Adjustment to reflect adoption of accounting
          change as of January 1, 2002....................          (31.1)              (79.9)            (78.8)
                                                            -----------------   ----------------  ----------------------
       Net Earnings, as Restated..........................   $      130.4        $      205.3      $      286.3
                                                            =================   ================  ======================

21)   ACCOUNTING FOR STOCK-BASED COMPENSATION

      The Holding Company sponsors a stock incentive plan for employees of Equitable Life. Alliance sponsors its own stock option plans for certain employees. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Stock-based employee compensation expense is not reflected in the statement of earnings as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income had compensation expense as related to options awarded under the Company's Stock Incentive Plans been determined based on SFAS No. 123's fair value based method, including the cost of the amendments and modifications made in connection with AXA's acquisition of the minority interest in the Holding Company:


                                                                  2002               2001                 2000
                                                            -----------------   ----------------   -------------------
                                                                                  (IN MILLIONS)

        Net income, as reported............................  $       587.4       $      647.0       $    1,355.5
        Add: Compensation charge resulting from
           AXA's acquisition of minority interest
           included in net earnings........................            -                  -                306.4
        Less: Total stock-based employee compensation
           expense determined under fair value method for
           all awards, net of Federal income tax benefit             (36.0)             (22.2)             (34.6)
                                                            -----------------   ----------------   -------------------
        Pro Forma Net Earnings.............................  $       551.4       $      624.8       $    1,627.3
                                                            =================   ================   ===================


      In conjunction with approval of the agreement for AXA's acquisition of the minority interest in the Holding Company's Common Stock, generally all outstanding options awarded under the 1997 and 1991 Stock Incentive Plans were amended to become immediately and fully exercisable pursuant to their terms upon expiration of the initial tender offer. In addition, the agreement provided that at the effective time of the merger, the terms of all outstanding options granted under those Plans would be further amended and converted into options of equivalent intrinsic value to acquire a number of AXA ordinary shares in the form of ADRs. Also pursuant to the agreement, holders of non-qualified options were provided with an alternative to elect cancellation of those options at the effective time of the merger in exchange for a cash payment from the Holding Company. For the year ended December 31, 2000, the Company recognized compensation expense of $493.9 million, representing the cost of these Plan amendments and modifications offset by an addition to capital in excess of par value.

      Beginning in 2001, under the 1997 Stock Incentive Plan, the Holding Company can issue options to purchase AXA ADRs. The options, which include Incentive Stock Options and Nonstatutory Stock Options, are issued at the fair market value of the AXA ADRs on the date of grant. Generally, one-third of stock options granted vest and become exercisable on each of the first three anniversaries of the date such options were granted. Options are currently exercisable up to 10 years from the date of grant.

      Following completion of the merger of AXA Merger Corp. with and into the Holding Company, certain employees exchanged AXA ADR options for tandem Stock Appreciation Rights ("SARs") and at-the-money AXA ADR options of equivalent intrinsic value. The maximum obligation for the SARs is $73.3 million, based upon the underlying price of AXA ADRs at January 2, 2001, the closing date of the aforementioned merger. The Company recorded a (reduction) increase in the SARs liability of $(10.2) million and $(63.2) million for 2002 and 2001, respectively, reflecting the variable accounting for the SARs, based on the change in the market value of AXA ADRs for the respective periods ended December 31, 2002 and 2001.

      The Black-Scholes option pricing model was used in determining the fair values of option awards used in the pro-forma disclosures above. The option pricing assumptions for 2002, 2001 and 2000 follow:

                                       HOLDING COMPANY                            ALLIANCE
                           -----------------------------------------   -------------------------------
                             2002 (1)       2001 (1)        2000          2002      2001       2000
                           -------------  ------------- ------------   -------------------- ----------

        Dividend yield....    2.54%          1.52%         0.32%         5.80%     5.80%      7.20%

        Expected
          volatility......     46%            29%           28%           32%       33%        30%

        Risk-free interest
          rate............    4.04%          4.98%         6.24%         4.2%      4.5%       5.90%

        Expected life
          in years........      5              5             5            7.0       7.2        7.4

        Weighted average
          fair value per
          option at
          grant-date......    $6.30          $9.42        $11.08         $5.89     $9.23      $8.32

     (1) Beginning in 2001, the option pricing assumptions reflect options granted by the Holding Company representing rights to acquire AXA ADRs.

      A summary of the activity in the option shares of the Holding Company and Alliance's option plans follows, including information about options outstanding and exercisable at December 31, 2002. Outstanding options at January 2, 2001 to acquire AXA ADRs reflect the conversion of 11.5 million share options of the Holding Company that remained outstanding following the above-described cash settlement made pursuant to the agreement for AXA's acquisition of the minority interest in the Holding Company's Common Stock. All information presented below as related to options to acquire AXA ADRs gives appropriate effect to AXA's May 2001 four-for-one stock split and the related changes in ADR parity for each Holding Company share option:

                                                       HOLDING COMPANY                          ALLIANCE
                                             ------------------------------------   ---------------------------------
                                                   COMMON
                                                   STOCK            WEIGHTED                            WEIGHTED
                                                    AND             AVERAGE                             AVERAGE
                                                  AXA ADRS          EXERCISE            UNITS           EXERCISE
                                               (IN MILLIONS)         PRICE          (IN MILLIONS)        PRICE
                                             ------------------------------------   --------------- -----------------
        Holding Company Option Shares:
        Balance at December 31, 1999.....         22.7              $24.60               12.5           $17.95
          Granted........................          6.5              $31.06                4.7           $50.93
          Exercised......................         (4.5)             $18.57               (1.7)          $10.90
          Forfeited......................         (1.2)             $26.15                (.1)          $26.62
                                             ----------        ------------          ----------      ---------

        Balance at December 31, 2000.....         23.5              $27.20               15.4           $28.73
                                             ==========        ============

        AXA ADR Option Shares:
        Balance at January 2, 2001                18.3              $21.65
          Granted........................         17.0              $31.55                2.5           $50.34
          Exercised......................         (2.2)             $11.57               (1.7)          $13.45
          Forfeited......................         (3.1)             $32.02                (.3)          $34.33
                                             ----------        ------------          ----------      ---------

        Balance at December 31, 2001.....         30.0              $31.55               15.9           $33.58
          Granted........................          6.7              $17.24                2.4           $39.32
          Exercised......................          (.2)             $10.70               (1.4)          $14.83
          Forfeited......................         (1.2)             $27.12                (.5)          $42.99
                                             ----------        ------------          ----------      ---------

        Balance at December 31, 2002              35.3              $25.14               16.4           $34.91
                                             ==========        ============          ==========      =========

      Information about options outstanding and exercisable at December 31, 2002 follows:

                                            OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                             ---------------------------------------------------   -------------------------------------
                                                   WEIGHTED
                                                    AVERAGE         WEIGHTED                               WEIGHTED
              RANGE OF             NUMBER          REMAINING        AVERAGE             NUMBER              AVERAGE
              EXERCISE          OUTSTANDING       CONTRACTUAL       EXERCISE          EXERCISABLE          EXERCISE
               PRICES          (IN MILLIONS)     LIFE (YEARS)        PRICE           (IN MILLIONS)           PRICE
        --------------------------------------- ---------------- ---------------   ------------------   ----------------

              AXA ADRs
        ----------------------
        $ 6.325   - $ 9.01           1.8               1.26            $6.76              1.8                 $6.76
        $10.195   - $14.73           3.3               6.41           $13.13              2.4                $13.28
        $15.995   - $22.84          10.3               7.82           $18.47              4.7                $18.80
        $26.095   - $33.025         14.9               5.60           $30.93              8.5                $31.76
        $36.031                      5.0               6.48           $36.03              5.0                $36.03
                              -----------------                                    ------------------
        $ 6.325   - $36.031         35.3               6.22           $25.14             22.4                $26.00
                              =================                                    ==================

              Alliance
        ----------------------
        $   8.81   - $18.47          3.5               3.43           $13.21              3.5                $13.21
        $  22.50   - $30.25          3.8               6.34           $27.87              2.6                $27.60
        $  30.94   - $48.50          4.9               8.68           $41.01              1.0                $48.46
        $  50.15   - $50.56          2.3               8.92           $50.25               .5                $50.25
        $  51.10   - $58.50          1.9               7.95           $53.78               .7                $53.77
                              -----------------                                    ------------------
        $   8.81   - $58.50         16.4               6.98           $34.91              8.3                $27.72
                              =================                                    ==================


      The Company's ownership interest in Alliance will continue to be reduced upon the exercise of unit options granted to certain Alliance employees. Options are exercisable over a period of up to ten years.

      In 1997, Alliance Holding established a long-term incentive compensation plan under which grants are made to key employees for terms established by Alliance Holding at the time of grant. These awards include options, restricted Alliance Holding units and phantom restricted Alliance Holding units, performance awards, other Alliance Holding unit based awards, or any combination thereof. At December 31, 2002, approximately 14.4 million Alliance Holding units of a maximum 40.0 million units were subject to options granted and 80,433 Alliance Holding units were subject to awards made under this plan.

22)   RELATED PARTY TRANSACTIONS

      Beginning January 1, 2000, the Company reimburses the Holding Company for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to the Holding Company of the benefits provided which totaled $39.7 million and $19.1 million, respectively, for 2002 and 2001.

      The Company paid $596.6 million and $590.5 million, respectively, of commissions and fees to AXA Distribution and its subsidiaries for sales of insurance products for 2002 and 2001. The Company charged AXA Distribution's subsidiaries $411.9 million and $522.6 million, respectively, for their applicable share of operating expenses for 2002 and 2001, pursuant to the Agreements for Services.

      In September 2001, Equitable Life loaned $400.0 million to AXA Insurance Holding Co. Ltd., a subsidiary of AXA. This investment has an interest rate of 5.89% and matures on June 15, 2007. All payments, including interest payable semi-annually, are guaranteed by AXA.


      Both Equitable Life and Alliance, along with other AXA affiliates, participate in certain intercompany cost sharing and service agreements which include technology and professional development arrangements. Payments by Equitable Life and Alliance to AXA under such agreements totaled approximately $17.9 million and $13.7 million in 2002 and 2001, respectively. Payments by AXA and AXA affiliates to Equitable Life under such agreements totaled $17.6 million and $9.9 million in 2002 and 2001, respectively.

      Commissions, fees and other income includes certain revenues for services provided to mutual funds managed by Alliance described below:

                                                                  2002               2001               2000
                                                            -----------------   ----------------  ------------------
                                                                                 (IN MILLIONS)


       Investment advisory and services fees..............   $       950.1       $     1,089.7     $     1,021.8
       Distribution revenues..............................           467.5               544.6             621.6
       Shareholder servicing fees.........................            89.7                87.2              85.6
       Other revenues.....................................            10.2                11.0              11.6
       Brokerage..........................................             7.0                 5.7               1.0


23)   PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

      Assuming the Bernstein acquisition had occurred on January 1, 2000, revenues for the Company would have been $8.79 billion for 2000 on a pro forma basis. The impact of the acquisition on net earnings on a pro-forma basis would not have been material.

      This pro forma financial information does not necessarily reflect the results of operations that would have resulted had the Bernstein acquisition actually occurred on January 1, 2000, nor is the pro forma financial information necessarily indicative of the results of operations that may be achieved for any future period.

          Supplement dated May 1, 2003 to Prospectus dated May 1, 2003
    ------------------------------------------------------------------------



                          MEMBERS RETIREMENT PROGRAMS

                          funded under contracts with
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
             1290 Avenue of the Americas, New York, New York 10104
                        Toll-Free Telephone 800-223-5790


                       ----------------------------------

                           VARIABLE ANNUITY BENEFITS

                       ----------------------------------


           This Prospectus Supplement should be read and retained for future reference by Participants in the Members Retirement
                     Programs who are considering variable
                   annuity payment benefits after retirement.



                This Prospectus Supplement is not authorized for
                 distribution unless accompanied or preceded by
                    the Prospectus dated May 1, 2003 for the
                    appropriate Members Retirement Program.




------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS: ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
------------------------------------------------------------------------------

                              RETIREMENT BENEFITS

         When you become eligible to receive benefits under a Members Retirement Program, you may select one or more of the following forms of distribution, which are available in variable or fixed form. The law requires that if the value of your Account Balance is more than $5,000, you must receive a Qualified Joint and Survivor Annuity unless your Spouse consents to a different election.

         Life Annuity - annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment.

         Life Annuity Period Certain - an annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

         Joint and Survivor Annuity - Period Certain - an annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

How Annuity Payments are Made

         When your distribution of benefits under an annuity begins, your Units in the Funds are redeemed. Part or all of the proceeds, plus part or all of your Account Balance in the General Account Options, may be used to purchase an annuity. The minimum amount that can be used to purchase any type of annuity is $5,000. Usually, a $350 charge will be deducted from the amount used to purchase the annuity to reimburse us for administrative expenses associated with processing the application and with issuing each month's annuity payment. Applicable premium taxes will also be deducted.

Annuity payments may be fixed or variable.

         FIXED ANNUITY PAYMENTS. Fixed annuity payments are determined from our annuity rate tables in effect at the time the first annuity payment is made. The minimum amount of the fixed payments is determined from tables in our contract with the Trustees, which show the amount of proceeds necessary to purchase each $1 of monthly annuity payments (after deduction of any applicable taxes and the annuity administrative charge). These tables are designed to determine the amounts required to pay for the annuity selected, taking into account our administrative and investment expenses and mortality and expense risks. The size of your payment will depend upon the form of annuity chosen, your age and the age of your beneficiary if you select a joint and survivor annuity.
         If our current group annuity rates for payment of proceeds would produce a larger payment, those rates will apply instead of the minimums in the contract tables. If we give any group pension client with a qualified plan a better annuity rate than those currently available for the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case. Under our contract with the Trustees, we may change the tables but not more frequently than once every five years. Fixed annuity payments will not fluctuate during the payment period.

         VARIABLE ANNUITY PAYMENTS. Variable annuity payments are funded through our Separate Account No. 4 (Pooled) (the "Fund"), through the purchase of Annuity Units. The number of Annuity Units purchased is equal to the amount of the first annuity payment divided by the Annuity Unit Value for the due date of the first annuity payment. The amount of the first annuity payment is determined in the same manner for a variable annuity as it is for a fixed annuity. The number of Annuity Units stays the same throughout the payment period for the variable annuity but the Annuity Unit Value changes to reflect the investment income and the realized and unrealized capital gains and losses of the Fund, after adjustment for an assumed base rate of return of 5-3/4%, described below.

         The amounts of variable annuity payments are determined as follows:
Payments normally start as of the first day of the second calendar month following our receipt of the proper forms. The first two monthly payments are the same.

         Payments after the first two will vary according to the investment performance of the Fund. Each monthly payment will be calculated by multiplying the number of Annuity Units credited to you by the Annuity Unit Value for the first business day of the calendar month before the due date of the payment.

         The Annuity Unit Value was set at $1.1553 as of July 1, 1969, the first day that Separate Account No. 4 (Pooled) was operational. For any month after that date, it is the Annuity Unit Value for the preceding month multiplied by the change factor for the current month. The change factor gives effect to the assumed annual base rate of return of 4-3/4% and to the actual investment experience of the Fund.

         Because of the adjustment for the assumed base rate of return, the Annuity Unit Value rises and falls depending on whether the actual rate of investment return is higher or lower than 5-3/4%.

         Illustration of Changes in Annuity Payments. To show how we determine variable annuity payments from month to month, assume that the amount you applied to purchase an annuity is enough to fund an annuity with a monthly payment of $363 and that the Annuity Unit Value for the due date of the first annuity payment is $1.05. The number of annuity units credited under your certificate would be 345.71 (363 divided by 1.05 = 345.71). If the third monthly payment is due on March 1, and the Annuity Unit Value for February was $1.10, the annuity payment for March would be the number of units (345.71) times the Annuity Unit Value ($1.10), or $380.28. If the Annuity Unit Value was $1.00 on March 1, the annuity payment for April would be 345.71 times $1.00 or $345.71.

Summary of Annuity Unit Values for the Fund

         This table shows the Annuity Unit Values with an assumed based rate of return of 5 3/4%.



                First Business Day of          Annuity Unit Value
                ---------------------          ------------------
                     October 1987                   $4.3934
                     October 1988                   $3.5444
                     October 1989                   $4.8357
                     October 1990                   $3.8569
                     October 1991                   $5.4677
                     October 1992                   $5.1818
                     October 1993                   $6.3886
                     October 1994                   $6.1563
                     October 1995                   $7.4970
                     October 1996                   $8.0828
                     October 1997                  $11.0300
                     October 1998                   $7.5963
                     October 1999                   $9.8568
                     October 2000                  $10.6810
                     October 2001                   $7.3761
                     October 2002                   $5.3455


                                    THE FUND

         The Fund (Separate Account No. 4 (Pooled)) was established pursuant to the Insurance law of the State of New York in 1969. It is an investment account used to fund benefits under group annuity contracts and other agreements for tax-deferred retirement programs administered by us.



         For a full description of the Fund, its investment policies, the risks of an investment in the Fund and information relating to the valuation of Fund assets, see the description of the Fund in our May 1, 2003 prospectus and the Statement of Additional Information.



                               INVESTMENT MANAGER

The Manager



         We, Equitable Life, act as Investment Manager to the Fund. As such, we have complete discretion over Fund assets and we invest and reinvest these assets in accordance with the investment policies described in our May 1, 2003 prospectus and Statement of Additional Information.

         We are a New York stock life insurance company with our Home Office at 1290 Avenue of the Americas, New York, New York 10104. Founded in 1859, we are one of the largest insurance companies in the United States. Equitable Life, our sole stockholder AXA Financial, Inc., and their subsidiaries managed assets of approximately $415.31 billion as of December 31, 2002, including third party assets of $337.98 billion.



Investment Management



         In providing investment management to the Fund, we currently use the personnel and facilities of our majority owned subsidiary, Alliance Capital Management L.P. ("Alliance"), for portfolio selection and transaction services. For a description of Alliance, see our May 1, 2003 Members Retirement Program prospectuses.



Fund Transactions



         The Fund is charged for securities brokers commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for the Fund are executed primarily through brokers which are selected by Alliance/Equitable Life and receive commissions paid by the Fund. For 2002, 2001, and 2000, the Fund paid $1,298,849, $3,576,437 and $2,218,019 respectively, in brokerage commissions. For a full description of our policies relating to the selection of brokers, see the description of the fund in our May 1, 2003 Statement of Additional Information.

                              FINANCIAL STATEMENTS

                  The financial statements of the Fund reflect applicable fees, charges and other expenses under the Members Retirement Programs as in effect during the periods covered, as well as the charges against the account made in accordance with the terms of all other contracts participating in the account.




Separate Account No. 4 (Pooled):                                   Page

Report of Independent Accountants - PricewaterhouseCoopers LLP        7

        Statement of Assets and Liabilities
             December 31, 2002                                        8

        Statement of Operations for the Year Ended
             December 31, 2002                                        9

        Statements of Changes in Net Assets for the Years Ended
             December 31, 2002 and 2001                              10

        Portfolio of Investments
             December 31, 2002                                       11

        Notes to Financial Statements                                13

--------------------------------------------------------------------------------





Report of Independent Accountants
--------------------------------------------------------------------------------

To the Board of Directors of The Equitable Life Assurance
Society of the United States and the Contractowners of Separate Account No. 4 of The Equitable Life Assurance Society of the United States


In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Separate Account No. 4 (Pooled) (The Growth Equity Fund) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 2002, the results of its operations for the year then ended and the changes in its net assets for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.





/s/ PricewaterhouseCoopers LLP
New York, New York
February 4, 2003

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Assets and Liabilities
DECEMBER 31, 2002
--------------------------------------------------------------------------------

ASSETS:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $602,141,625)......................    $537,846,233
Dividends receivable ................................................         245,669
-------------------------------------------------------------------------------------
Total assets ........................................................     538,091,902
-------------------------------------------------------------------------------------
LIABILITIES:
Due to Equitable Life's General Account .............................       1,744,363
Due to custodian ....................................................         315,299
Accrued expenses ....................................................         508,549
-------------------------------------------------------------------------------------
Total liabilities ...................................................       2,568,211
-------------------------------------------------------------------------------------
NET ASSETS ..........................................................    $535,523,691
=====================================================================================
Amount retained by Equitable Life in Separate Account No. 4 .........    $    796,040
Net assets attributable to contract owners ..........................     504,873,167
Net assets allocated to contracts in payout period ..................      29,854,484
-------------------------------------------------------------------------------------
NET ASSETS ..........................................................    $535,523,691
=====================================================================================


                                                  UNITS OUTSTANDING      UNIT VALUES
                                                 -------------------   --------------
Institutional ...............................           62,507           $ 4,632.41
RIA .........................................           50,765           $   443.82
Momentum Strategy ...........................            5,109           $    58.87
MRP .........................................          153,769           $   186.97
ADA .........................................          817,420           $   223.76
EPP .........................................           25,041           $   453.49

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
Statement of Operations
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

INVESTMENT INCOME (NOTE 2):
Dividends (net of foreign taxes withheld of $19,868)...................    $    2,706,153
Interest ..............................................................           101,870
-----------------------------------------------------------------------------------------
Total investment income ...............................................         2,808,023
-----------------------------------------------------------------------------------------
EXPENSES (NOTE 4):
Investment management fees ............................................        (1,268,638)
Operating and expense charges .........................................        (2,242,171)
-----------------------------------------------------------------------------------------
Total expenses ........................................................        (3,510,809)
-----------------------------------------------------------------------------------------
Net investment loss ...................................................          (702,786)
-----------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized loss from security and foreign currency transactions .........      (232,393,293)
-----------------------------------------------------------------------------------------
Change in unrealized appreciation/depreciation of investments .........           (71,538)
Net realized and unrealized loss on investments .......................      (232,464,831)
-----------------------------------------------------------------------------------------
NET DECREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS .................    $ (233,167,617)
=========================================================================================

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                        2002                2001
                                                                                 -----------------   -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment loss ..........................................................    $     (702,786)     $     (170,724)
Net realized loss on investments and foreign currency transactions ...........      (232,393,293)        (84,356,380)
Change in unrealized appreciation/depreciation of investments ................           (71,538)       (130,820,535)
--------------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to operations ........................      (233,167,617)       (215,347,639)
--------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ................................................................       115,415,532         218,850,121
Withdrawals ..................................................................      (240,773,263)       (325,968,603)
Asset management fees ........................................................        (1,363,796)         (1,984,030)
Administrative fees ..........................................................          (629,647)           (963,019)
--------------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals .....      (127,351,174)       (110,065,531)
--------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to Equitable Life's transactions .....            19,350              37,948
--------------------------------------------------------------------------------------------------------------------
DECREASE IN NET ASSETS .......................................................      (360,499,441)       (325,375,222)
NET ASSETS -- BEGINNING OF YEAR ..............................................       896,023,132       1,221,398,354
--------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ....................................................    $  535,523,691      $  896,023,132
====================================================================================================================

The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 2002

--------------------------------------------------------------------------------
                                                   NUMBER OF      VALUE
                                                    SHARES       (NOTE 2)
--------------------------------------------------------------------------------
COMMON STOCKS:
AEROSPACE & DEFENSE
DEFENSE ELECTRONICS (0.4%)
L-3 Communications
   Holdings, Inc.* ...........................      46,100     $  2,070,351
                                                               ------------
CAPITAL GOODS
ENGINEERING & CONSTRUCTION (1.7%)
Jacobs Engineering Group, Inc.*                    248,500        8,846,600
                                                               ------------
MACHINERY (1.0%)
ITT Industries, Inc. .........................      94,900        5,759,481
                                                               ------------
TOTAL CAPITAL GOODS (2.7%)....................                   14,606,081
                                                               ------------
CONSUMER MANUFACTURING
BUILDING & RELATED (4.1%)
American Standard
   Companies, Inc.* ..........................     151,150       10,752,811
Centex Corp. .................................     106,000        5,321,200
D. R. Horton, Inc. ...........................     165,100        2,864,485
NVR, Inc.* ...................................       9,000        2,929,500
                                                               ------------
                                                                 21,867,996
                                                               ------------
MISCELLANEOUS (2.1%)
Newell Rubbermaid, Inc. ......................     374,500       11,358,585
                                                               ------------
TOTAL CONSUMER
   MANUFACTURING (6.2%) ......................                   33,226,581
                                                               ------------
CONSUMER SERVICES
AIRLINES (2.0%)
Southwest Airlines Co. .......................     763,200       10,608,480
                                                               ------------
BROADCASTING & CABLE (6.8%)
Comcast Corp. SPL (Class A)* .................     813,300       18,372,447
Cox Communications, Inc.
   (Class A)* ................................     157,200        4,464,480
Viacom, Inc. (Class B)* ......................     331,490       13,511,532
                                                               ------------
                                                                 36,348,459
                                                               ------------
ENTERTAINMENT & LEISURE (4.9%)
Harley-Davidson, Inc. ........................     564,700       26,089,140
                                                               ------------
RETAIL--GENERAL
   MERCHANDISE (7.3%)
Bed Bath & Beyond, Inc.* .....................      70,400        2,430,912
CDW Computer Centers, Inc.* ..................     342,800       15,031,780
Kohl's Corp.* ................................     391,500       21,904,425
                                                               ------------
                                                                 39,367,117
                                                               ------------


--------------------------------------------------------------------------------
                                                   NUMBER OF      VALUE
                                                    SHARES       (NOTE 2)
--------------------------------------------------------------------------------
MISCELLANEOUS (4.0%)
Career Education Corp.* ......................     352,800     $ 14,112,000
Iron Mountain, Inc.* .........................     224,800        7,420,648
                                                               ------------
                                                                 21,532,648
                                                               ------------
TOTAL CONSUMER
   SERVICES (25.0%) ..........................                  133,945,844
                                                               ------------
ENERGY
DOMESTIC PRODUCERS (0.6%)
Apache Corp.* ................................      54,700        3,117,353
                                                               ------------
OIL SERVICE (2.1%)
Baker Hughes, Inc. ...........................     178,300        5,739,477
Weatherford International, Inc.*..............     143,100        5,713,983
                                                               ------------
                                                                 11,453,460
                                                               ------------
TOTAL ENERGY (2.7%) ..........................                   14,570,813
                                                               ------------
FINANCE
BANKING--MONEY
   CENTER (0.4%)
SLM Corp. ....................................      24,300        2,523,798
                                                               ------------
BANKING--REGIONAL (2.2%)
Bank One Corp. ...............................     316,400       11,564,420
                                                               ------------
BROKERAGE & MONEY
   MANAGEMENT (3.7%)
Legg Mason, Inc. .............................     370,600       17,988,924
Morgan Stanley Dean
   Witter & Co.* .............................      40,200        1,604,784
                                                               ------------
                                                                 19,593,708
                                                               ------------
INSURANCE (6.4%)
American International
   Group, Inc. ...............................     334,100       19,327,685
Gallagher (Arthur J.) & Co. ..................     107,400        3,155,412
Willis Group Holdings Ltd.* ..................     403,450       11,566,911
                                                               ------------
                                                                 34,050,008
                                                               ------------
MISCELLANEOUS (10.0%)
AMBAC Financial Group, Inc. ..................     229,000       12,878,960
Citigroup, Inc. ..............................     720,700       25,361,433
MBNA Corp. ...................................     813,950       15,481,329
                                                               ------------
                                                                 53,721,722
                                                               ------------
TOTAL FINANCE (22.7%) ........................                  121,453,656
                                                               ------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- December 31, 2002 (Concluded)

--------------------------------------------------------------------------------
                                                     NUMBER OF       VALUE
                                                      SHARES        (NOTE 2)
--------------------------------------------------------------------------------
HEALTH CARE
DRUGS (3.3%)
Forest Laboratories, Inc.* ......................     132,200     $ 12,984,684
Patterson Dental Co.* ...........................     102,400        4,478,976
                                                                  ------------
                                                                    17,463,660
                                                                  ------------
MEDICAL PRODUCTS (4.2%)
Boston Scientific Corp.* ........................     120,600        5,127,912
St. Jude Medical, Inc.* .........................      49,300        1,958,196
Stryker Corp. ...................................     231,900       15,565,128
                                                                  ------------
                                                                    22,651,236
                                                                  ------------
MEDICAL SERVICES (13.9%)
AmerisourceBergen Corp. .........................     165,450        8,985,590
Cardinal Health, Inc. ...........................     324,900       19,230,831
Express Scripts, Inc.* ..........................     344,000       16,525,760
Health Management Associates,
   Inc. (Class A) ...............................   1,168,600       20,917,940
Wellpoint Health Networks, Inc.*                      122,100        8,688,636
                                                                  ------------
                                                                    74,348,757
                                                                  ------------
TOTAL HEALTH CARE (21.4%) .......................                  114,463,653
                                                                  ------------
MULTI INDUSTRY
   COMPANIES (3.3%)
Danaher Corp. ...................................     266,000       17,476,200
                                                                  ------------
TECHNOLOGY
COMMUNICATION EQUIPMENT (2.2%)
Cisco Systems, Inc.* ............................     550,980        7,217,838
Juniper Networks, Inc.* .........................     698,500        4,749,800
                                                                  ------------
                                                                    11,967,638
                                                                  ------------
COMPUTER HARDWARE/STORAGE (1.8%)
Dell Computer Corp.* ............................     353,800        9,460,612
                                                                  ------------


--------------------------------------------------------------------------------
                                                     NUMBER OF      VALUE
                                                      SHARES        (NOTE 2)
--------------------------------------------------------------------------------
COMPUTER SERVICES (3.8%)
Affiliated Computer Services,
   Inc.* ........................................     189,050     $  9,953,483
Fiserv, Inc.* ...................................     314,000       10,660,300
                                                                  ------------
                                                                    20,613,783
                                                                  ------------
CONTRACT MANUFACTURING (1.3%)
Flextronics International Ltd.* .................     830,000        6,797,700
                                                                  ------------
INTERNET INFRASTRUCTURE (2.5%)
eBay, Inc.* .....................................     195,000       13,224,900
                                                                  ------------
SEMICONDUCTOR
   COMPONENTS (0.7%)
Maxim Integrated Products, Inc. .................     117,600        3,885,504
                                                                  ------------
SOFTWARE (3.7%)
Mercury Interactive Corp.* ......................     155,150        4,600,197
Microsoft Corp.* ................................      57,100        2,952,070
PeopleSoft, Inc.* ...............................     261,800        4,790,940
Veritas Software Corp.* .........................     495,500        7,739,710
                                                                  ------------
                                                                    20,082,917
                                                                  ------------
TOTAL TECHNOLOGY (16.0%) ........................                   86,033,054
                                                                  ------------
TOTAL COMMON STOCKS (100.4%)
   (Cost $602,141,625)...........................                  537,846,233
                                                                  ------------
TOTAL INVESTMENTS (100.4%)
   (Cost $602,141,625)...........................                  537,846,233
OTHER ASSETS LESS
   LIABILITIES (-0.4%) ..........................                   (2,322,542)
                                                                  ------------
NET ASSETS (100.0%) .............................                 $535,523,691
                                                                  ============

----------------------
* Non-income producing.

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Notes to Financial Statements
--------------------------------------------------------------------------------
1.   GENERAL

     Separate Account No. 4 (Pooled) (the Growth Equity Fund) (the Fund) of The Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of AXA Financial, Inc., was established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of Equitable Life. The excess of assets over reserves and other contract liabilities, if any, in the Separate Account No. 4 may be transferred to Equitable Life's General Account. Equitable Life's General Account is subject to creditor rights. These financial statements reflect the total net assets and results of operations for the Separate Account No. 4. The American Dental Association Members Retirement Program is one of the many products participating in this Fund.

     At December 31, 2002, interests of retirement and investment plans for employees, managers and agents of Equitable Life in Separate Account No. 4 aggregated $144,037,414 (26.9%) of the net assets of the Fund.

     Equitable Life is the investment manager for the Fund. Alliance Capital Management L.P. (Alliance) serves as the investment adviser to Equitable Life with respect to the management of the Fund. Alliance is a publicly traded limited partnership which is indirectly majority-owned by Equitable Life and AXA Financial, Inc.

     AXA Advisors, LLC (AXA Advisors) is an affiliate of Equitable Life, and a distributor and principal underwriter of the contracts. AXA Advisors is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

     Equitable Life, Alliance and AXA Advisors seek to obtain the best price and execution of all orders placed for the portfolios of the Equitable Funds considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, Equitable Life, Alliance and AXA Advisors may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Fund's portfolio transactions.

     The contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA Network, LLC, its subsidiaries and AXA Network Insurance Agency of Texas, Inc. (affiliates of Equitable Life). AXA Advisors receives commissions and other service-related payments under its distribution agreement with Equitable Life and its networking agreement with AXA Network.

     The amount retained by Equitable Life in Separate Account No. 4 arises principally from (1) contributions from Equitable Life, (2) expense risk charges accumulated in the account, and (3) that portion, determined ratably, of the account's investment results applicable to those assets in the account in excess of the net assets for the contracts. Amounts retained by Equitable Life are not subject to charges for expense risks.

2.   SIGNIFICANT ACCOUNTING POLICIES

     The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
     (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates. Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 2002 presentation.

     On November 21, 2000, the American Institute of Certified Public Accountants issued a revised Audit and Accounting Guide "Audits of Investment Companies," which was effective for the December 31, 2001 financial statements. In connection with the Company's implementation of the Guide for Separate Account No. 4 certain administrative and asset management fees have been reclassified from the Statement of Operations to the Statement of Changes in Net Assets, which is considered a change in application of an accounting principle. Adoption of the new requirements did not have a significant impact on the financial position or results of operations of the Fund.

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES




Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------

     Investment securities are valued as follows:

     Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if there is no sale, at the latest available bid price.

     Foreign securities not traded directly, or in American Depository Receipt
     (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

     Futures and forward contracts are valued at their last sale price or, if there is no sale, at the latest available bid price.

     United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

     Long-term (i.e., maturing in more than a year) publicly-traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where Equitable Life and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

     Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

     Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

     Other assets that do not have a readily available market price are valued at fair value as determined in good faith by Equitable Life's investment officers.

     Short-term debt securities which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

     Security transactions are recorded on the trade date. Amortized cost of debt securities, where applicable, are adjusted for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily. Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

     Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statement of Operations.

     Net assets allocated to contracts in the payout period are computed according to various mortality tables, depending on the year the benefits were purchased. The tables used are the 1971 GAM table, the 1983 GAM table, and the 1994 GAR. The assumed investment returns vary by contract and range from 4 percent to 6.5 percent. The contracts are participating group annuities, and, thus, the mortality risk is borne by the contract holder, as long as the contract has not been discontinued. Equitable Life retains the ultimate obligation to pay the benefits if the contract funds become insufficient and the contractholder elects to discontinue the contract.

     Amounts due to/from the General Account represent receivables/payables for policy related transactions predominately related to premiums, surrenders and death benefits.

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES




Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------

3.   INVESTMENT TRANSACTIONS


     For the year ended December 31, 2002, investment security transactions, excluding short-term debt securities, were as follows:

----------------------------------   -----------------   -------------------   -----------------   ------------------
                                                    PURCHASES                                  SALES
                                     ---------------------------------------   --------------------------------------
                                      STOCKS AND DEBT      U.S. GOVERNMENT      STOCKS AND DEBT      U.S. GOVERNMENT
FUND                                     SECURITIES          AND AGENCIES          SECURITIES         AND AGENCIES
----------------------------------   -----------------   -------------------   -----------------   ------------------
  The Growth Equity Fund .........      $274,884,716     $              --        $388,551,156     $              --

4.   EXPENSES

     Charges and fees relating to the Funds are paid to Equitable Life and are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. Fees with respect to the American Dental Association Members Retirement Program are as follows:

     Investment Management and Administration Fees (Investment Management Fees):

     Equitable Life receives a fee based on the value of the Growth Equity Fund at a monthly rate of 1/12 of (i) 0.29 of 1% of the first $100 million and
     (ii) 0.20 of 1% of the excess over $100 million of its ADA Program assets.

     An Administrative fee is charged at a daily rate of 0.15% of average daily net assets.

     Operating and Expense Charges:

     Program Expense Charge -- In the year prior to May 1, 2002 the expense charge was made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate 1/12 of (i) 0.645 of 1% of the first $400 million and (ii) 0.640 of 1% of the excess over $400 million.

     Effective May 1, 2002 an expense charge is made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate of 1/12 of (i) 0.655 of 1% of the first $400 million and
     (ii) 0.650 of 1% of the excess over $400 million.

     A portion of the Program Expense Charge assessed by Equitable Life is made on behalf of the ADA and is equal to a monthly rate of 1/12 for (i) 0.025 of 1% of the first $400 million and (ii) 0.020 of 1% of the excess over $400 million. The ADA's portion of the Program Expense Charge is 0.00% and 0.01% for 2002 and 2001, respectively, and may be increased for all assets value levels.

     Other Expenses -- In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.

5.   TAXES

     No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participat ing in the Fund by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life will affect such contracts. Accordingly, no provision for Federal income taxes is required.

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES




Notes to Financial Statements (Concluded)
--------------------------------------------------------------------------------

6.   CHANGES IN UNITS OUTSTANDING

     Accumulation units issued and redeemed during periods indicated were (in thousands):

                                                         YEAR ENDED DECEMBER 31,
                                                        ------------------------
                                                           2002           2001
                                                        ---------      ---------
  THE GROWTH EQUITY FUND
  Issued ...........................................        119            100
  Redeemed .........................................       (201)          (169)
                                                           ----           ----
  Net Decrease .....................................        (82)           (69)
                                                           ----           ----

7.   INVESTMENT INCOME RATIO

     The investment income ratio is calculated by taking the gross investment income earned divided by the average net assets of a fund during the report period. Shown below is the investment income ratio throughout the periods indicated.

                                                        YEAR ENDED DECEMBER 31,
                                     --------------------------------------------------------------
                                        2002         2001         2000         1999         1998
                                     ----------   ----------   ----------   ----------   ----------
  The Growth Equity Fund .........       0.40%        0.46%        0.45%        0.54%        0.53%

8.   ACCUMULATION UNIT VALUES

     Equitable Life issues a number of group annuity contracts that allow employer plan assets to accumulate on a tax-deferred basis. The contracts are typically designed for employers wishing to fund defined benefit, defined contribution and/or 401(k) plans. Annuity contracts available through Equitable Life are the American Dental Association Members Retirement Program ("ADA"), Retirement Investment Account ("RIA"), Momentum Strategy ("Momentum"), Members Retirement Program ("MRP") and Equi-Pen-Plus ("EPP") (collectively, the Plans). Assets of the Plans are invested in a number of investment Funds (available Funds vary by Plan).

     Institutional units presented on the Statement Assets and Liabilities reflect investments in the Fund by clients other than contractholders of group annuity contracts issued by Equitable Life. Institutional unit value is determined at the end of each business day. Institutional unit value reflects the investment performance of the underlying Fund for the day and charges and expenses deducted by the Fund. Contract unit values (ADA, RIA, MRP, Momentum and EPP) reflect the same investment results as the Institutional unit value presented on the Statement of Assets and Liabilities. In addition, contract unit values reflect certain investment management and accounting fees, which vary by contract. These fees are charged as a percentage of net assets and are disclosed below for ADA contracts in percentage terms.

     Shown below is accumulation unit value information for the American Dental Association Members Retirement Program units outstanding of Separate Account 4. Expense as a percentage of average net assets excludes charges made directly to contractholder accounts through redemption of units.

                                                                  YEAR ENDED DECEMBER 31,
                                                                --------------------------
                                                                    2002          2001
                                                                ------------  ------------
  THE GROWTH EQUITY FUND
  ADA, 1.12%
  Unit Value, end of period ..................................    $ 223.76      $ 310.23
  Net Assets (000's) .........................................    $182,907      $278,803
  Number of units outstanding, end of period (000's) .........         817           899
  Total Return ...............................................     ( 27.87)%     ( 18.85)%

                                       16

                                     PART C

                               OTHER INFORMATION


Item 24. Financial Statements and Exhibits

         (a)  Financial Statements included in Part B.

              The following are included in the Statement of Additional Information relating to the American Dental Association Members Retirement Program:


         1.   Separate Account No. 195:
              -Report of Independant Accountants
              -Statement of Assets and Liabilities, December 31, 2002 -Statements of Operations and Changes in Net Assets for the
               Years Ended December 31, 2002 and 2001
              -Notes to Financial Statements

         2.   Separate Account No. 197:
              -Report of Independant Accountants
              -Statement of Assets and Liabilities, December 31, 2002 -Statements of Operations and Changes in Net Assets for the
               Years Ended December 31, 2002 and 2001
              -Notes to Financial Statements

         3.   Separate Account No. 198:
              -Report of Independant Accountants
              -Statement of Assets and Liabilities, December 31, 2002 -Statements of Operations and Changes in Net Assets for the
               Years Ended December 31, 2002 and 2001
              -Notes to Financial Statements

         4.   The Equitable Life Assurance Society of the United States:
              -Report of Independent Accountants - Pricewaterhouse LLP -Consolidated Balance Sheets, December 31, 2002 and 2001 -Consolidated Statements of Earnings for the Years Ended
               December 31, 2002, 2001 and 2000
              -Consolidated Statements of Equity for Years Ended December 31,
               2002, 2001 and 2000
              -Consolidated Statements of Cash Flows for the Years Ended
               December 31, 2002, 2001 and 2000
              -Notes to Consolidated Financial Statements

         5.   Lifecycle Group Trust - Conservative:
              -Report of Independent Accountants - Lifecycle Group Trust
               Conservative -Statements of Assets and Liabilities, December 31, 2002 -Statements of Operations for the Year Ended December 31, 2002 -Statements of Changes in Net Assets for the Years Ended December 31, 2002 and 2001
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 2002

         6.   Lifecycle Group Trust - Moderate:
              -Report of Independent Accountants - Lifecycle Group Trust -
               Moderate -Statements of Assets and Liabilities, December 31, 2002
              -Statements of Operations for the Year Ended December 31, 2002 -Statements of Changes in Net Assets for the Years Ended December
               31, 2002 and 2001
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 2002

         7.   S&P 500 Flagship Fund:
              -Report of Independent Accountants - S&P 500 Index with Futures:
              -Combined Statements of Assets and Liabilities Ended December 31,
               2002
              -Combined Statements of Operations for the Years Ended December
               31, 2002 and 2001
              -Combined Statements of Changes in Net Assets for the Years Ended
               December 31, 2002 and 2001 Schedule of Investments, December 31, 2002

         8.   Russell 2000 Fund:
              -Report of Independent Accountants - Russell 2000 Fund -Statements of Assets and Liabilities, December 31, 2002 -Statements of Operations for the Year Ended December 31, 2002 -Statements of Changes in Net Assets for the Years Ended December
               31, 2002 and 2001
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 2002

         9.   Daily EAFE Fund:
              -Report of Independent Accountants - Daily EAFE Fund -Statements of Assets and Liabilities, December 31, 2002 -Statements of Operations for the Year Ended December 31, 2002 -Statements of Changes in Net Assets for the Years Ended December 31,
              2002 and 2001
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 2002

         10.  Daily Government/Corporate Bond Fund:
              -Report of Independent Accountants - Daily Government/Corporate
               Bond Fund
              -Statements of Assets and Liabilities, December 31, 2002 -Statements of Operations for the Year Ended December 31, 2002 -Statements of Changes in Net Assets for the Years Ended
               December 31, 2002 and 2001
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 2002

         11.  Short Term Investment Fund:
              -Report of Independent Accountants - Short Term Investment Fund -Statements of Assets and Liabilities, December 31, 2002 -Statements of Operations for the Year Ended December 31, 2002 -Statements of Changes in Net Assets for the Years Ended December
               31, 2002 and 2001
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 2002



         (b)  Exhibits.

         The following Exhibits are filed herewith:

         1.(a) Resolutions of the Board of Directors of The Equitable Life
               Assurance Society of the United States ("Equitable") authorizing the establishment of Separate Accounts Nos. 197 and 198, incorporated by reference to Registration Statement No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

         (b) Action by Brian S. O'Neil, Executive Vice President and Chief Investment Officer of Equitable, dated October, 1993 establishing Separate Account No. 195 and copies of resolutions of the Board of Directors of Equitable referenced in said action, incorporated by reference to Registration Statement No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

         2.   Not applicable.

         3.   (a)(1)Service Agreement, effective as of February 1, 1994, among The Seven Seas Series Fund, Russell Fund Distributors, Inc. in its capacity as distributor of the Seven Seas Series Fund and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No.33-75614 on Form N-4 of Registrant, filed on February 23, 1994.

              (a)(2)Service Agreement, effective as of February 1, 1994, between State Street Bank and Trust Company and The Equitable Life Assurance Society of The United States, incorporated by reference to Registration No.33-75614 on Form N-4 of Registrant, filed on February 23, 1994.

              (b) Letter Agreement between The Equitable Life Assurance Society of the United States and the Trustees of the American Dental Association Members Retirement Trust and Trustees of the American Dental Association Members Pooled Trust for Retirement, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.

              (c) Letter Agreement between The Equitable Life Assurance Society of the United States and the Trustees of the American Dental Association Members Retirement Trust and Trustees of the American Dental Association Members Pooled Trust for Retirement, incorporated by reference to

                    Registration No. 33-75616 on Form N-4 of Registrant, filed on April 28, 1995.

              (d) Form of Agreement, effective as of May 1, 1995, between State Street Bank and Trust Company and The Equitable Life Assurance Society of the United States regarding Lifecycle Fund Group Trusts and Underlying Funds, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 28, 1995.

         4.   (a)   Exhibit 6(a)(2) (Group Annuity Contract AC 2100, as amended and restated effective February 1, 1991 on contract Form
                    No. APC 1,000-91, among the Trustees of the American Dental
                    Association Members Retirement Trust, the American Dental
                    Association Members Pooled Trust for Retirement Plans and
                    The Equitable Life Assurance Society of the United States), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement 33-40162, filed on
                    December 20, 1991.

              (b) Rider No. 1 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed on April 8, 1992.

              (c) Form of Rider No. 2 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed on April 8, 1992.

               (d) Rider No. 3 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States incorporated by reference to Exhibit No. 4(i) to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.

              (e) Form of Rider No. 4 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.

              (f) Form of Rider No. 5 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrat, filed on February 27, 1995.


              (g) Form of Rider No. 6 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 30, 1996.

              (h) Form of Rider No. 7 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 30, 1996.

              (i) Form of Rider No. 8 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 30, 1996.


              (j) Form of Rider No. 9 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement No. 33-75616 on Form N-4, filed on April 30, 1997.


         5.   (a)   Exhibit 7(a) (Form of Participation Agreement for the
                    standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of
                    Registrant, filed on April l6, 1986.

              (b) Exhibit 7(b) (Form of Participation Agreement for the non-standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed on April l6, 1986.

              (c) Exhibit 7(e) (Copy of Attachment to Profit Sharing Participation Agreement under the American Dental Association Members Retirement Plan), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1988.

              (d) Exhibit 7(e)(2) (Form of Participant Enrollment Form under the ADA Program), incorporated by reference to Post-Effective Amendment No. 2 on Form N-3 to Registration

                    Statement on Form S-1 of Registrant, filed on April 2l, l987.

              (e) Exhibit 7(v) (Form of Simplified Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

              (f) Exhibit 7(w) (Form of Non-Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

              (g) Exhibit 7(x) (Form of Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

         6.   (a)   Copy of the Restated Charter of  The Equitable Life
                    Assurance Society of the United States, as amended January
                    1, 1997, incorporated by reference to Post-Effective
                    Amendment No. 4 to Registration Statement No. 33-75616, filed on April 29, 1997.

              (b) By-Laws of The Equitable Life Assurance Society of the United States, as amended November 21, 1996, incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement No. 33-75616, filed on April 29, 1997.

         7.   Not applicable

         8.   (a)   Exhibit 11(a)(2) (Form of American Dental Association
                    Members Retirement Plan, as filed with the Internal Revenue
                    Service), incorporated by reference to Post-Effective
                    Amendment No. 2 to Registration No. 33-21417 on Form N-3 of
                    Registrant, filed on April 26, 1989.

              (b) Exhibit 11(g)(2) (Form of American Dental Association Members Retirement Trust, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

              (c) Exhibit 11(i) (Form of First Amendment to the American Dental Association Members Retirement Trust), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed on December 20, 1991.

              (d) Exhibit 11(g) (Copy of Administration Services Agreement, dated January 10, 1986, among The Equitable Life Assurance Society of the United States, the Trustees of the Trust maintained under the American Dental Association Members Retirement Plan, the Trustees of the Pooled Trust maintained by the American Dental Association and the Council of Insurance of the American Dental Association), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed on April l6, 1986.

              (e) Exhibit 11(j) (Copy of American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1,
                    1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant on Form N-3 of Registrant, filed on December 20, 1991.

              (f) Exhibit 11(k) (Form of First Amendment to the American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1, 1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed on
                    December 20, 1991.

              (g) Administrative Services Agreement among The Equitable Life Assurance Society of the United States, the Trustees of the American Dental Association Members Retirement Trust and of the American Dental Association Member Retirement Trust for Retirement Plans and the Council on Insurance of the American Dental Association, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.

              (h) Declaration of Trust dated February 21, 1991 for the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (i) First Amendment to the Declaration of Trust dated as of July 19, 1991, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (j) Fund Declaration of State Street Bank and Trust Company establishing the Lifecycle Fund Group Trust-Conservative dated February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (j)(j) Second Amended and restated Declaration of Trust of the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans, dated as of March 13, 1997 filed with this Registration Statement No. 333-35596 on April 30, 2001.

              (k) First Amendment and Fund Declaration for the Lifecycle Group Trust-Conservative, effective April 26, 1995, incorporated by reference to Registration No. 33-75616, filed on April 28, 1995.

              (l) Fund Declaration of State Street Bank and Trust Company establishing the Lifecycle Fund Group Trust-Moderate dated February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (m) First Amendment and Fund Declaration for the Lifecycle Fund Group Trust-Moderate, effective April 26, 1995, incorporated by reference to Registration No. 33-75616, filed on April 28, 1995.

              (n) Amendment and Fund Declaration for the S&P 500 Flagship Fund effective September 1, 1991, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (n)(n) Amendment and Fund Declaration for S&P 500 Flagship Fund, effective January 1, 2000, filed with this Registration Statement No. 333-35596 on April 30, 2001.

              (o) Amendment and Fund Declaration for the Short Term Investment Fund effective September 1, 1991, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (o)(o) Second Amendment and Fund Declaration for Short Term Investment Fund, effective November 1, 1998, filed with this Registration Statement No. 333-35596 on April 30, 2001.

              (p) Fund Declaration for the Daily EAFE Fund effective September 16, 1993, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (p)(p) Amendment and Fund Declaration for the Daily EAFE Fund, effective January 1, 2000, filed with this Registration Statement No. 333-35596 on April 30, 2001.

              (q) First Amendment and Fund Declaration for the Daily Government/Corporate Bond Fund effective November 30, 1994, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (q)(q) Amendment and Fund Declaration for the Government Corporate Bond Fund, effective September 1, 2000, filed with this Registration Statement No. 333-35596 on April 30, 2001.

              (r) Second Amendment and Fund Declaration for the Russell 2000 Fund effective February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (r)(r) Amendment and Fund Declaration for the Russell 2000 Index Fund, effective January 1, 2000, filed with this Registration Statement No. 333-35596 on April 30, 2001.

              (s) Fund Declaration for the Russell 2000 Growth Fund effective February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (s)(s) Amendment and Fund Declaration for the Russell 2000 Growth Index Securities Lending Fund, effective January 1, 2000, filed with this Registration Statement No. 333-35596 on April 30, 2001.

              (t) Fund Declaration for the Russell 2000 Value Fund effective February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

           (t)(t) Amendment and Fund Declaration for the Russell 2000 Value Index Securities Lending Fund, effective January 1, 2000, filed with this Registration Statement No. 333-35596 on April 30, 2001.

         9.   (a)   Opinion and Consent of Peter A. Weinberg, Vice President
                    and Counsel and The Equitable Life Assurance Society, incorporated by reference to Pre-Effective Amendment No. 1 to Registration No. 33-75616 of Registrant, filed on April 29, 1994.


              (b) Opinion and Consent of Mary P. Breen, Vice President and Associate General Counsel of The Equitable Life Assurance Society of the United States, incorporated herein by reference to Registration Statement File No. 333-51031 filed April 24, 1998.

              (c) Opinion and Consent of Mary Joan Hoene, Vice President and Counsel of the Equitable Life Assurance Society of the United States, incorporated herein by reference to Exhibit No. 9(c) to Registration Statement No. 333-77113, filed on April 26, 1999.

              (d) Opinion and Consent of Robin Wagner, Vice President and Counsel of the Equitable Life Assurance Society of the United States previously filed with this Registration Statement, File No. 333-35596, on April 26, 2000.


              (e) Opinion and Consent of Robin Wagner, Vice President and Counsel of the Equitable Life Assurance Society of the United States previously filed with this Registration Statement, File No. 333-86572, on April 18, 2002.

                    Opinion and Consent of Robin Wagner, Vice President and Counsel of the Equitable Life Assurance Society of the United States.



         10.  (a)   Consent of Peter A. Weinberg (included within Exhibit 9(a)
                    above).

              (b) Consent of Mary P. Breen (included within Exhibit 9(b) above).

              (b)(i)Consent of Mary Joan Hoene (included within
                    Exhibit 9(c)).

              (b)(ii)Consent of Robin Wagner (included within Exhibit 9(d)
                     above).

              (c)   Consent of Robin Wagner (included within Exhibit 9(e).

              (d)   Consent of PricewaterhouseCoopers LLP.

              (e) Powers of Attorney (Equitable). Previously filed with this Registration Statement, File No. 333-35596, on April 26, 2000.



              (f) Powers of Attorney (State Street). Previously filed with this Registration Statement, File No. 333-86572, on April 18, 2002.




              (g) Power of Attorney incorporated herein by reference to Exhibit No. 27(n) (iii) Registration File No. 333-103199, filed on April 4, 2003.



         11.  Not applicable.

         12.  Not applicable.

         13.  Not applicable.

         14.  Not Applicable.

Item 25. Directors and Officers of Equitable.


         Set forth below is information regarding the directors and principal officers of Equitable. Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

DIRECTORS

Bruce W. Calvert                            Director
Alliance Capital Management Corporation
1345 Avenue of the Americas
New York, NY 10105

Francoise Colloc'h                          Director
AXA
25, Avenue Matignon
75008 Paris, France

Claus-Michael Dill                          Director
AXA Konzern AG
Gereonsdriesch 9-11
50670 Cologne, Germany

Henri de Castries                           Director
AXA
25, Avenue Matignon
75008 Paris, France

Joseph L. Dionne                            Director
198 North Wilton Rd.
New Canaan, CT 06840

Denis Duverne                               Director
AXA
25, Avenue Matignon
75008 Paris, France

Jean-Rene Fourtou                           Director
VIVENDI UNIVERSAL and
42, avenue de Friedland
75008 Paris
France

John C. Graves                              Director
Graves Ventures, LLC
130 Fifth Avenue
New York, NY 10011

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Donald J. Greene                            Director
LeBouef, Lamb, Greene & MacRae
125 West 55th Street
New York, NY 10019-4513

Mary R. (Nina) Henderson                    Director
425 East 86th Street
Apt 12-C
New York, NY 10028

W. Edwin Jarmain                            Director
Jarmain Group Inc.
77 King Street West
Toronto, M5K 1K2
Canada

James F. Higgins                            Director
Morgan Stanley
Harborside Financial Center
Plaza Two, Second Floor
Jersey City, NJ  07311

Christina Johnson                           Director
Saks Fifth Avenue Enterprises
12 East 49th Street
New York, NY  10017

Scott D. Miller                             Director
Hyatt Hotels Corporation
200 West Madison Street
Chicago, IL  60606

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Joseph H. Moglia                            Director
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

Peter J. Tobin                              Director
St. John's University
8000 Utopia Parkway
Jamaica, NY 11439


OFFICER-DIRECTORS
-----------------

*Christopher M. Condron                     Chairman of the Board, President,
                                            Chief Executive Officer
                                            and Director

*Stanley B. Tulin                           Vice Chairman of the Board,
                                            Chief Financial Officer and Director

OTHER OFFICERS
--------------

*Leon Billis                                Executive Vice President
                                            and AXA Group Deputy
                                            Chief Information Officer

*Harvey Blitz                               Senior Vice President

*Kevin R. Byrne                             Senior Vice President and Treasurer

*Selig Ehrlich                              Executive Vice President and
                                            Chief Actuary

*Stuart L. Faust                            Senior Vice President and
                                            Deputy General Counsel

*Alvin H. Fenichel                          Senior Vice President and
                                            Controller

*Jennifer Blevins                           Executive Vice President

*MaryBeth  Farrell                          Executive Vice President

*John M. Lefferts                           Executive Vice President and
                                            President of Retail Distribution

*Deanna M. Mulligan                         Executive Vice President

*Jerald E. Hampton                          Executive Vice President

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

*Paul J. Flora                              Senior Vice President and Auditor

*James D. Goodwin                           Senior Vice President

*Edward J. Hayes                            Senior Vice President

*Donald R. Kaplan                           Senior Vice President, Chief
                                            Compliance Officer and Associate
                                            General Counsel

*William I. Levine                          Executive Vice President and
                                            Chief Information Officer

*Richard J. Matteis                         Executive Vice President

*Peter D. Noris                             Executive Vice President and Chief
                                            Investment Officer

*Anthony C. Pasquale                        Senior Vice President

*Pauline Sherman                            Senior Vice President, Secretary and
                                            Associate General Counsel

*Richard V. Silver                          Executive Vice President and
                                            General Counsel

*Naomi J. Weinstein                         Vice President

*Charles A. Marino                          Senior Vice President and Actuary

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant:


            Separate Account Nos. 195, 197 and 198 of The Equitable Life Assurance Society of the United States (the "Separate Accounts") are separate accounts of Equitable. Equitable, a New York stock life insurance company, is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company") (formerly the Equitable Companies, Incorporated).



            AXA owns 100% of the Holding Company's outstanding common stock.
AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable Life. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

                                    AXA GROUP

                   CONSOLIDATED COMPANIES AS AT JUNE 30, 2000

     ACTIVITY           COUNTRY             CONSOLIDATED COMPANY                         SHAREHOLDERS                      OWNERSHIP

FINANCIAL SERVICES     AUSTRALIA        NATIONAL MUTUAL FUND MANAGEMENT         AXA ASIA PACIFIC HOLDINGS LIMITED            100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          AXA INVESTMENT MANAGERS BRUSSELS        AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          AXA BANK BELGIUM                        AXA HOLDINGS BELGIUM                         100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          IPPA VASTGOED                           AXA HOLDINGS BELGIUM                         100.00
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          ROYALE BELGE INVESTISSEMENT             AXA ROYALE BELGE NON VIE                      33.03
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          ROYALE BELGE INVESTISSEMENT             AXA ROYALE BELGE                              66.97
   & REAL ESTATE
FINANCIAL SERVICES     BELGIUM          AXA REAL ESTATE INVESTMENT MANAGERS     AXA BANK BELGIUM                               0.10
   & REAL ESTATE                          BENELUX
FINANCIAL SERVICES     BELGIUM          AXA REAL ESTATE INVESTMENT MANAGERS     AXA REAL ESTATE INVESTMENT MANAGERS SA        99.90
   & REAL ESTATE                          BENELUX
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA ROYALE BELGE NON VIE                       1.75
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA ROYALE BELGE                               2.15
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA                                           47.31
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA CORPORATE SOLUTIONS                        0.75
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA ASSURANCES IARD                           14.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA KONZERN AG                                 6.84
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 DIRECT ASSURANCES IARD                         0.19
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA LEVEN NV                                   1.95
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 NATIONAL MUTUAL FUND MANAGEMENT                3.77
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA UK PLC                                    17.05
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS                 AXA COURTAGE IARD                              0.84
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA FRANCE FINANCE                      AXA CONSEIL VIE                               50.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA FRANCE FINANCE                      AXA ASSURANCES VIE                            50.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA GESTION FCP                         AXA INVESTMENT MANAGERS PARIS                 99.99
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS PRIVATE EQUITY  AXA INVESTMENT MANAGERS PRIVATE EQUITY       100.00
   & REAL ESTATE                          EUROPE SA
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS PRIVATE EQUITY  AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA MULTI MANAGER FRANCE                AXA INVESTMENT MANAGERS                        0.01
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA MULTI MANAGER FRANCE                AXA MULTIMANAGER LIMITED                      99.93
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS PARIS           AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA CREDIT                              COMPAGNIE FINANCIERE DE PARIS                 65.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        AXA ASSURANCES IARD                           21.19
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        SOCIETE BEAUJON                                0.92
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        COMPAGNIE FINANCIERE DE PARIS                 51.07
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        JOUR FINANCE                                  20.63
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COLISEE SURESNES                        AXA COURTAGE IARD                              2.53
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA BANQUE                              COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           BANQUE DE MARCHES ET D'ARBITRAGE        AXA                                           19.51
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           BANQUE DE MARCHES ET D'ARBITRAGE        AXA COURTAGE IARD                              8.20
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           COMPAGNIE FINANCIERE DE PARIS           AXA                                          100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           CFP - CREDIT                            COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA ASSET MANAGEMENT CONSULTANT         AXA INVESTMENT MANAGERS                       99.95
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA GESTION INTERESSEMENT               AXA INVESTMENT MANAGERS PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           BANQUE DES TUILERIES                    COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS FUNDS           AXA INVESTMENT MANAGERS                       98.84
   & REAL ESTATE                          MANAGEMENT
FINANCIAL SERVICES     FRANCE           AXA INVESTMENT MANAGERS FUNDS           AXA INVESTMENT MANAGERS PARIS                  1.16
   & REAL ESTATE                          MANAGEMENT
FINANCIAL SERVICES     FRANCE           AXA ASSET MANAGEMENT PRIVATE EQUITY     AXA INVESTMENT MANAGERS PRIVATE               50.48
   & REAL ESTATE                                                                  EQUITY EUROPE SA
FINANCIAL SERVICES     FRANCE           AXA REAL ESTATE MANAGEMENT INVESTMENT   AXA REAL ESTATE INVESTMENT MANAGERS SA        99.96
   & REAL ESTATE                          MANAGERS
FINANCIAL SERVICES     FRANCE           AXA REAL ESTATE INVESTMENT MANAGERS SA  AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           SOFAPI                                  COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           HOLDING SOFFIM                          COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     FRANCE           SOFINAD                                 COMPAGNIE FINANCIERE DE PARIS                100.00
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA ASSET MANAGEMENT DEUTSCHLAND        AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE                          GMBH
FINANCIAL SERVICES     GERMANY          AXA INVESTMENT MANAGERS DEUTSCHLAND     AXA INVESTMENT MANAGERS                       85.00
   & REAL ESTATE                          GMBH
FINANCIAL SERVICES     GERMANY          AXA TRUST GMBH                          SUN LIFE DEUTSCHLAND LIMITED                 100.00
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA VORSORGEBANK                        AXA KONZERN AG                               100.00
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA REAL ESTATE MANAGEMENT              AXA VERSICHERUNG                              14.00
   & REAL ESTATE                          DEUTSCHLAND
FINANCIAL SERVICES     GERMANY          AXA REAL ESTATE MANAGEMENT              AXA REAL ESTATE INVESTMENT MANAGERS SA        86.00
   & REAL ESTATE                          DEUTSCHLAND
FINANCIAL SERVICES     GERMANY          AXA BAUSPARKASSE AG                     AXA KONZERN AG                                66.67
   & REAL ESTATE
FINANCIAL SERVICES     GERMANY          AXA BAUSPARKASSE AG                     AXA LEBEN                                     33.01
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA ASSET MANAGEMENT LTD                AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS GS              AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS LIMITED         AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA MULTIMANAGER LIMITED                AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA REAL ESTATE INVESTMENT              AXA REAL ESTATE INVESTMENT MANAGERS SA       100.00
   & REAL ESTATE                          MANAGERS LTD
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS UK              AXA INVESTMENT MANAGERS                       66.67
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    AXA INVESTMENT MANAGERS UK              AXA ASSET MANAGEMENT LTD                      33.33
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE DEUTSCHLAND LIMITED            AXA ASSET MANAGEMENT LTD                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE GLOBAL MANAGEMENT LIMITED      AXA ASSET MANAGEMENT LTD                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE GLOBAL SERVICES LIMITED        AXA ASSET MANAGEMENT LTD                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     GREAT BRITAIN    SUN LIFE MANAGEMENT LIMITED             SUN LIFE GLOBAL MANAGEMENT LIMITED           100.00
   & REAL ESTATE                          ISLE OF MAN
FINANCIAL SERVICES     HONG KONG        AXA INVESTMENT MANAGERS HK SAR         AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     HONG KONG        AXA INVESTMENT MANAGERS HONG KONG       AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     HUNGARY          AXA BIZTOSITO PENSION FUND              AXA KONZERN AG (Austria)                     100.00
   & REAL ESTATE
FINANCIAL SERVICES     ITALY            AXA INVESTMENT MANAGERS ITALIA          AXA INVESTMENT MANAGERS                       99.00
   & REAL ESTATE
FINANCIAL SERVICES     ITALY            AXA INVESTMENT MANAGERS ITALIA          AXA ASSICURAZIONI                              1.00
   & REAL ESTATE
FINANCIAL SERVICES     ITALY            AXA REAL ESTATE INVESTMENT MANAGERS     AXA REAL ESTATE INVESTMENT MANAGERS SA       100.00
   & REAL ESTATE                          ITALIA
FINANCIAL SERVICES     JAPAN            AXA INVESTMENT MANAGERS TOKYO           AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     SPAIN            AXA REAL ESTATE INVESTMENT MANAGERS     AXA REAL ESTATE INVESTMENT MANAGERS SA       100.00
   & REAL ESTATE                          IBERICA
FINANCIAL SERVICES     THE NETHERLANDS  AXA INVESTMENT MANAGERS DEN HAAG        AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA GLOBAL STRUCTURED PRODUCT           AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS HOLDINGS INC.   AXA INVESTMENT MANAGERS                      100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS NEW YORK        AXA INVESTMENT MANAGERS ROSE                 100.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS PRIVATE         AXA INVESTMENT MANAGERS PRIVATE EQUITY       100.00
   & REAL ESTATE                          EQUITY F
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS ROSE            AXA INVESTMENT MANAGERS                       90.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA INVESTMENT MANAGERS ROSE            AXA INVESTMENT MANAGERS HOLDING INC.          10.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    AXA ROSENBERG LLC                       AXA INVESTMENT MANAGERS ROSE                  50.00
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    ALLIANCE CAPITAL MANAGEMENT CORP.       THE EQUITABLE LIFE ASSURANCE SOCIETY          74.91
   & REAL ESTATE
FINANCIAL SERVICES     UNITED STATES    ALLIANCE CAPITAL MANAGEMENT CORP.       AXA FINANCIAL INC.                            25.09
   & REAL ESTATE
HOLDINGS & MISC.       AUSTRALIA        AXA ASIA PACIFIC HOLDINGS LIMITED       AXA EQUITY & LAW LIFE ASSURANCE SOCIETY        8.90
   BUSINESSES
HOLDINGS & MISC.       AUSTRALIA        AXA ASIA PACIFIC HOLDINGS LIMITED       AXA                                           42.10
   BUSINESSES
HOLDINGS & MISC.       AUSTRIA          AXA KONZERN AG (Austria)                AXA LEBEN                                     10.05
   BUSINESSES
HOLDINGS & MISC.       AUSTRIA          AXA KONZERN AG (Austria)                AXA VERSICHERUNG                              89.95
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          ROYALE BELGE INTERNATIONAL              ROYALE BELGE INVESTISSEMENT                  100.00
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    AXA CORPORATE SOLUTION ASSURANCE               6.21
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    AXA                                           84.28
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    AXA COURTAGE IARD                              5.41
   BUSINESSES
HOLDINGS & MISC.       BELGIUM          AXA HOLDINGS BELGIUM                    VINCI BV                                       4.07
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA CHINA                               AXA CHINA REGION LIMITED                      49.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA CHINA                               AXA                                           51.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA PARTICIPATION II                    AXA                                          100.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA INVESTMENT MANAGERS                        2.33
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA INSURANCE HOLDING JAPAN                    4.21
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA ROYALE BELGE NON VIE                       3.45
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA ROYALE BELGE                               4.24
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA                                           20.17
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA CORPORATE SOLUTIONS                        3.27
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA KONZERN AG                                14.28
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA TECHNOLOGY SERVICES                 AXA FRANCE ASSURANCE                          20.03
   BUSINESSES
HOLDINGS & MISC.       FRANCE           SOCIETE BEAUJON                         AXA                                           99.77
   BUSINESSES
HOLDINGS & MISC.       FRANCE           SOCIETE BEAUJON                         AXA ASSURANCES IARD                            0.22
   BUSINESSES
HOLDINGS & MISC.       FRANCE           COLISEE EXCELLENCE                      AXA PARTICIPATION II                         100.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           JOUR FINANCE                            AXA CONSEIL VIE                               60.47
   BUSINESSES
HOLDINGS & MISC.       FRANCE           JOUR FINANCE                            AXA ASSURANCES IARD                           39.53
   BUSINESSES
HOLDINGS & MISC.       FRANCE           MOFIPAR                                 AXA                                          100.00
   BUSINESSES
HOLDINGS & MISC.       FRANCE           AXA FRANCE ASSURANCE                    AXA                                          100.00
   BUSINESSES
HOLDINGS & MISC.       GERMANY          AXA KONZERN AG                          AXA                                           25.49
   BUSINESSES
HOLDINGS & MISC.       GERMANY          AXA KONZERN AG                          KOLNISCHE VERWALTUNGS                         25.63
   BUSINESSES
HOLDINGS & MISC.       GERMANY          AXA KONZERN AG                          VINCI BV                                      39.73
   BUSINESSES
HOLDINGS & MISC.       GERMANY          GRE CONTINENTAL EUROPE HOLDING GMBH     AXA KONZERN AG                               100.00
   BUSINESSES
HOLDINGS & MISC.       GERMANY          KOLNISCHE VERWALTUNGS                   AXA                                            8.83
   BUSINESSES
HOLDINGS & MISC.       GERMANY          KOLNISCHE VERWALTUNGS                   AXA KONZERN AG                                23.02
   BUSINESSES
HOLDINGS & MISC.       GERMANY          KOLNISCHE VERWALTUNGS                   VINCI BV                                      67.72
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    AXA EQUITY & LAW PLC                    AXA                                           99.94
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    GUARDIAN ROYAL EXCHANGE PLC             AXA UK PLC                                   100.00
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    AXA UK PLC                              AXA EQUITY & LAW PLC                          21.70
   BUSINESSES
HOLDINGS & MISC.       GREAT BRITAIN    AXA UK PLC                              AXA                                           78.30
   BUSINESSES
HOLDINGS & MISC.       ITALY            AXA ITALIA S.P.A                        AXA CONSEIL VIE                                1.76
   BUSINESSES
HOLDINGS & MISC.       ITALY            AXA ITALIA S.P.A                        AXA                                           98.24
   BUSINESSES
HOLDINGS & MISC.       JAPAN            AXA INSURANCE HOLDING JAPAN             AXA                                           96.42
   BUSINESSES


     ACTIVITY                COUNTRY               CONSOLIDATED COMPANY                  SHAREHOLDERS                      OWNERSHIP

HOLDINGS & MISC.          LUXEMBOURG          AXA LUXEMBOURG SA                    AXA HOLDINGS BELGIUM                      100.00
   BUSINESSES
HOLDINGS & MISC.          MOROCCO             AXA ONA                              AXA                                        51.00
   BUSINESSES
HOLDINGS & MISC.          SINGAPORE           AXA INSURANCE INVESTMENT HOLDING     AXA                                       100.00
   BUSINESSES
HOLDINGS & MISC.          SPAIN               AXA AURORA                           AXA                                       100.00
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     GELDERLAND                           AXA HOLDINGS BELGIUM                      100.00
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     AXA ROYALE BELGE NON VIE                   17.29
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     AXA ROYALE BELGE                           21.24
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     GELDERLAND                                 38.94
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     ROYALE BELGE INTERNATIONAL                 12.77
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA NEDERLAND BV                     AXA HOLDINGS BELGIUM                        4.11
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     AXA VERZEKERINGEN                    AXA NEDERLAND BV                          100.00
   BUSINESSES
HOLDINGS & MISC.          THE NETHERLANDS     VINCI BV                             AXA                                       100.00
   BUSINESSES
HOLDINGS & MISC.          TURKEY              AXA OYAK HOLDING AS                  AXA                                        50.00
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA EQUITY & LAW LIFE ASSURANCE SOCIETY     4.09
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA                                        92.48
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA CORPORATE SOLUTIONS                     2.95
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   SOCIETE BEAUJON                             0.44
   BUSINESSES
HOLDINGS & MISC.          UNITED STATES       AXA FINANCIAL INC.                   AXA CORPORATE SOLUTIONS REINSURANCE CY      0.03
   BUSINESSES
INSURANCE & REINSURANCE   AUSTRALIA           AUSTRALIAN CASUALTY INSURANCE        AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
                                                PTY LTD
INSURANCE & REINSURANCE   AUSTRALIA           NATIONAL MUTUAL HEALTH INSUR PY      AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
                                                LIMITED
INSURANCE & REINSURANCE   AUSTRALIA           NATIONAL MUTUAL INTERNATIONAL        AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
INSURANCE & REINSURANCE   AUSTRALIA           NATIONAL MUTUAL FINANCIAL SERVICES   AXA ASIA PACIFIC HOLDINGS LIMITED         100.00
INSURANCE & REINSURANCE   AUSTRIA             AXA VERSICHERUNG                     AXA KONZERN AG (Austria)                  100.00
INSURANCE & REINSURANCE   AUSTRIA             AXA LEBEN                            AXA KONZERN AG (Austria)                  100.00
INSURANCE & REINSURANCE   BELGIUM             AXA ROYALE BELGE                     AXA HOLDINGS BELGIUM                       99.58
INSURANCE & REINSURANCE   BELGIUM             AXA ROYALE BELGE                     UAB                                         0.42
INSURANCE & REINSURANCE   BELGIUM             ARDENNE PREVOYANTE                   AXA ROYALE BELGE NON VIE                    0.05
INSURANCE & REINSURANCE   BELGIUM             ARDENNE PREVOYANTE                   AXA HOLDINGS BELGIUM                       99.95
INSURANCE & REINSURANCE   BELGIUM             ASSURANCES LA POSTE                  AXA HOLDINGS BELGIUM                       50.00
INSURANCE & REINSURANCE   BELGIUM             ASSURANCES LA POSTE VIE              AXA HOLDINGS BELGIUM                       50.00
INSURANCE & REINSURANCE   BELGIUM             UAB NON VIE                          AXA HOLDINGS BELGIUM                      100.OO
INSURANCE & REINSURANCE   CANADA              AXA CS ASSURANCE CANADA              AXA CORPORATE SOLUTION ASSURANCE          100.00
INSURANCE & REINSURANCE   CANADA              AXA CANADA                           AXA                                       100.00
INSURANCE & REINSURANCE   CHINA               AXA MINMETALS ASSURANCE CO LTD       AXA CHINA                                  51.00
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTION ASSURANCE     AXA CORPORATE SOLUTIONS                    98.49
INSURANCE & REINSURANCE   FRANCE              AXA CONSEIL VIE                      AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              ARGOVIE                              AXA COLLECTIVES                            94.03
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA                                        94.97
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA ASSURANCES IARD                         2.72
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA FRANCE ASSURANCE                        0.10
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA COURTAGE IARD                           2.20
INSURANCE & REINSURANCE   FRANCE              AXA CORPORATE SOLUTIONS              AXA COLLECTIVES                             0.02
INSURANCE & REINSURANCE   FRANCE              AXA ASSURANCES IARD                  AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              AXA RE FINANCE                       AXA CORPORATE SOLUTIONS                    65.83
INSURANCE & REINSURANCE   FRANCE              AXA RE FINANCE                       AXA CESSIONS                               13.17
INSURANCE & REINSURANCE   FRANCE              AXA ASSURANCES VIE                   AXA FRANCE ASSURANCE                       88.87
INSURANCE & REINSURANCE   FRANCE              AXA ASSURANCES VIE                   AXA COLLECTIVES                            11.13
INSURANCE & REINSURANCE   FRANCE              C.G.R.M. MONTE-CARLO                 AXA CORPORATE SOLUTIONS                    99.99
INSURANCE & REINSURANCE   FRANCE              JURIDICA                             AXA FRANCE ASSURANCE                       98.51
INSURANCE & REINSURANCE   FRANCE              DIRECT ASSURANCES IARD               AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              DIRECT ASSURANCES VIE                AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              NATIO ASSURANCES                     AXA ASSURANCES IARD                        50.00
INSURANCE & REINSURANCE   FRANCE              NSM VIE                              AXA ASSURANCES IARD                         0.16
INSURANCE & REINSURANCE   FRANCE              NSM VIE                              AXA FRANCE ASSURANCE                       39.91
INSURANCE & REINSURANCE   FRANCE              AXA ASSISTANCE                       AXA                                       100.00
INSURANCE & REINSURANCE   FRANCE              SPS RE                               AXA CORPORATE SOLUTIONS                    69.94
INSURANCE & REINSURANCE   FRANCE              AXA CESSIONS                         AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   FRANCE              SAINT GEORGES RE                     AXA                                       100.00
INSURANCE & REINSURANCE   FRANCE              AXA CONSEIL IARD                     AXA FRANCE ASSURANCE                      100.00
INSURANCE & REINSURANCE   FRANCE              AXA COURTAGE IARD                    AXA FRANCE ASSURANCE                       99.65
INSURANCE & REINSURANCE   FRANCE              AXA COLLECTIVES                      AXA ASSURANCES IARD                         3.69
INSURANCE & REINSURANCE   FRANCE              AXA COLLECTIVES                      AXA FRANCE ASSURANCE                       95.71
INSURANCE & REINSURANCE   GERMANY             AXA LEBEN                            AXA KONZERN AG                             47.81
INSURANCE & REINSURANCE   GERMANY             AXA LEBEN                            AXA VERSICHERUNG                           52.19
INSURANCE & REINSURANCE   GERMANY             AXA VERSICHERUNG                     AXA KONZERN AG                             74.41
INSURANCE & REINSURANCE   GERMANY             AXA VERSICHERUNG                     GRE CONTINENTAL EUROPE HOLDING GMBH        25.59
INSURANCE & REINSURANCE   GERMANY             AXA KRANKEN VERSICHERUNG             AXA KONZERN AG                             52.69
INSURANCE & REINSURANCE   GERMANY             AXA KRANKEN VERSICHERUNG             AXA LEBEN                                  46.71
INSURANCE & REINSURANCE   GERMANY             AXA ART                              AXA KONZERN AG                            100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       ACS ASSURANCE UK BRANCH              AXA CORPORATE SOLUTION ASSURANCE          100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA EQUITY & LAW LIFE ASSURANCE      AXA SUN LIFE                              100.00
                                                SOCIETY
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA INSURANCE UK                     GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA SUN LIFE                         AXA UK PLC                                100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA UK HOLDING PLC                   AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       E_BUSINESS AXA UK                    AXA UK PLC                                100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       THE ROYAL EXCHANGE ASSURANCE PLC     GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA GLOBAL RISKS (U.K.) LTD          AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA UK                               AXA                                       100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       PPP GROUP PLC                        GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA PPP HEALTHCARE LTD               AXA INSURANCE UK                          100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       PPP LIFETIMECARE                     GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       AXA REINSURANCE UK PLC               AXA UK HOLDING PLC                        100.00
INSURANCE & REINSURANCE   GREAT BRITAIN       ENGLISH & SCOTTISH                   AXA UK                                    100.00
INSURANCE & REINSURANCE   HONG KONG           AXA CHINA REGION LIMITED             NATIONAL MUTUAL INTERNATIONAL             100.00
INSURANCE & REINSURANCE   HONG KONG           AXA INSURANCE HONG-KONG              AXA                                        17.50
INSURANCE & REINSURANCE   HONG KONG           AXA INSURANCE HONG-KONG              AXA INSURANCE INVESTMENT HOLDING           82.50
INSURANCE & REINSURANCE   HONG KONG           AXA GENERAL INSURANCE HK             AXA                                       100.00
INSURANCE & REINSURANCE   HUNGARY             AXA BIZTOSITO                        AXA KONZERN AG (AUSTRIA)                  100.00
INSURANCE & REINSURANCE   IRELAND             GUARDIAN PMPA GROUP LTD              GUARDIAN ROYAL EXCHANGE PLC               100.00
INSURANCE & REINSURANCE   ITALY               AXA INTERLIFE                        AXA ITALIA S.P.A                          100.00
INSURANCE & REINSURANCE   ITALY               AXA ASSICURAZIONI                    AXA ITALIA S.P.A                           98.12
INSURANCE & REINSURANCE   ITALY               AXA ASSICURAZIONI                    AXA COLLECTIVES                             1.88
INSURANCE & REINSURANCE   ITALY               UAP VITA                             AXA ITALIA S.P.A                          100.00
INSURANCE & REINSURANCE   JAPAN               AXA GROUP LIFE JAPAN                 AXA INSURANCE HOLDING JAPAN               100.00
INSURANCE & REINSURANCE   JAPAN               AXA LIFE JAPAN                       AXA INSURANCE HOLDING JAPAN               100.00
INSURANCE & REINSURANCE   JAPAN               AXA NON LIFE INSURANCE CO LTD        AXA                                       100.00
INSURANCE & REINSURANCE   LUXEMBOURG          AXA ASSURANCE LUXEMBOURG             AXA LUXEMBOURG SA                         100.00
INSURANCE & REINSURANCE   LUXEMBOURG          AXA ASSURANCE. VIE LUXEMBOURG        AXA LUXEMBOURG SA                         100.00
INSURANCE & REINSURANCE   LUXEMBOURG          CREALUX                              AXA HOLDINGS BELGIUM                      100.00
INSURANCE & REINSURANCE   LUXEMBOURG          FUTUR RE                             AXA CORPORATE SOLUTION ASSURANCE          100.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA INSURANCE UK                           20.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA PORTUGAL COMPANHIA DE SEGUROS           5.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA VERSICHERUNG                           20.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA ASSICURAZIONI                           5.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            AXA AURORA IBERICA                         10.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            ROYALE BELGE INVESTISSEMENT                20.00
INSURANCE & REINSURANCE   LUXEMBOURG          PANEURORE                            SAINT GEORGES RE                           20.00
INSURANCE & REINSURANCE   MOROCCO             AXA ASSURANCE MAROC                  AXA ONA                                    99.99
INSURANCE & REINSURANCE   MOROCCO             EPARGNE CROISSANCE                   AXA ASSURANCE MAROC                        99.59
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA CORPORATE SOLUTION ASSURANCE            9.07
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA PORTUGAL SEGUROS VIDA                   2.15
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA CONSEIL VIE                             5.37
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA                                        83.02
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA CONSEIL VIE                            87.63
                                                DE VIDA SA
INSURANCE & REINSURANCE   PORTUGAL            AXA PORTUGAL COMPANHIA DE SEGUROS    AXA                                         7.46
                                                DE VIDA SA
INSURANCE & REINSURANCE   SINGAPORE           AXA INSURANCE SINGAPORE              AXA                                        25.77
INSURANCE & REINSURANCE   SINGAPORE           AXA INSURANCE SINGAPORE              AXA INSURANCE INVESTMENT HOLDING           74.23
INSURANCE & REINSURANCE   SINGAPORE           AXA LIFE SINGAPOUR                   NATIONAL MUTUAL INTERNATIONAL             100.00
INSURANCE & REINSURANCE   SINGAPORE           AXA CORPORATE SOLUTIONS. ASIA        AXA CORPORATE SOLUTIONS                   100.00
                                                PACIFIC PRIVATE LTD
INSURANCE & REINSURANCE   SPAIN               AXA AURORA VIDA DE SEGUROS Y         AXA AURORA                                 99.68
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               AYUDA LEGAL SA DE SEGUROS Y          AXA AURORA VIDA                            12.00
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               AYUDA LEGAL SA DE SEGUROS Y          AXA AURORA IBERICA                         88.00
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               HILO DIRECT SA DE SEGUROS Y          AXA AURORA                                 50.00
                                                REASEGUROS
INSURANCE & REINSURANCE   SPAIN               AXA AURORA IBERICA                   AXA AURORA                                 99.68

     ACTIVITY                COUNTRY                 CONSOLIDATED COMPANY            SHAREHOLDERS                          OWNERSHIP

INSURANCE & REINSURANCE   SWITZERLAND       AXA COMPAGNIE D'ASSURANCES             AXA                                        99.95
INSURANCE & REINSURANCE   SWITZERLAND       AXA COMPAGNIE D'ASSURANCE SUR LA VIE   AXA                                        94.99
INSURANCE & REINSURANCE   SWITZERLAND       AXA COMPAGNIE D'ASSURANCE SUR LA VIE   AXA COMPAGNIE D'ASSURANCES                  5.00
INSURANCE & REINSURANCE   THE NETHERLANDS   AXA LEVEN NV                           AXA VERZEKERINGEN                         100.00
INSURANCE & REINSURANCE   THE NETHERLANDS   UNIROBE GROEP                          AXA NEDERLAND BV                          100.00
INSURANCE & REINSURANCE   THE NETHERLANDS   AXA SCHADE                             AXA VERZEKERINGEN                         100.00
INSURANCE & REINSURANCE   THE NETHERLANDS   AXA ZORG NV                            AXA VERZEKERINGEN                         100.00
INSURANCE & REINSURANCE   TURKEY            AXA OYAK HAYAT SIGORTA                 AXA OYAK HOLDING AS                       100.00
INSURANCE & REINSURANCE   TURKEY            AXA OYAK SIGORTA                       AXA OYAK HOLDING AS                        70.92
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTION INSURANCE CO    AXA CORPORATE SOLUTIONS REINSURANCE       100.00
                                                                                     CY
INSURANCE & REINSURANCE   UNITED STATES     AXA CORP. SOLUTIONS PROPERTY           AXA CORPORATE SOLUTIONS REINSURANCE       100.00
                                              & CASUALTY                             CY
INSURANCE & REINSURANCE   UNITED STATES     AXA AMERICA CORPORATE SOLUTIONS, INC   AXA CORPORATE SOLUTIONS                   100.00
INSURANCE & REINSURANCE   UNITED STATES     THE EQUITABLE LIFE ASSURANCE SOCIETY   AXA FINANCIAL INC.                        100.00
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTIONS REINSURANCE    AXA AMERICA CORPORATE SOLUTIONS, INC      100.00
                                              CY
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTIONS AMERICA INS.   AXA CORPORATE SOLUTIONS PROPERTY          100.00
                                              CY                                     & CASUALTY
INSURANCE & REINSURANCE   UNITED STATES     AXA CORPORATE SOLUTIONS LIFE           AXA CORPORATE SOLUTIONS REINSURANCE CY    100.00
                                              REINSURANCE COMPANY

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2002


                                                                                        State of   State of               Number of
                                                                              Type of   Incorp. or Principal   Federal      Shares
                                                                             Subsidiary  Domicile  Operation  Tax ID #      Owned
                                                                             ----------  --------  ---------  ---------     -----
AXA Financial, Inc.  (Notes 1 & 2)   **                                                     DE         NY    13-3623351
     Frontier Trust Company, FSB  (Note 7)                                                  ND         ND    45-0373941        1,000
     AXA Financial Services, LLC   (Note 2)                                                 DE         NY    52-2197822            -
        AXA Distribution Holding Corporation  (Note 2)                                      DE         NY    13-4078005        1,000
           AXA Advisors, LLC     (Note 5)                                                   DE         NY    13-4071393            -
           AXA Network, LLC     (Note 6)                                     Operating      DE         NY    06-1555494            -
              AXA Network of Alabama, LLC                                    Operating      AL         AL    06-1562392            -
              AXA Network of Connecticut, Maine and New York, LLC            Operating      DE         NY    13-4085852            -
              AXA Network Insurance Agency of Massachusetts, LLC             Operating      MA         MA    04-3491734            -
              AXA Network of Nevada, Inc.                                    Operating      NV         NV    13-3389068
              AXA Network of Puerto Rico, Inc.                               Operating     P.R.       P.R.   66-0577477
              AXA Network Insurance Agency of Texas, Inc.                    Operating      TX         TX    75-2529724            -
           Paramount Planners, LLC                                           Operating      DE         NY    06-1602479            -
        The Equitable Life Assurance Society of the United States  (Note 2)* Insurance      NY         NY    13-5570651    2,000,000
           The Equitable of Colorado, Inc. *                                 Insurance      CO         CO    13-3198083    1,000,000
           Equitable Deal Flow Fund, L.P.                                    Investment     DE         NY    13-3385076            -
              Equitable Managed Assets, L.P.                                 Investment     DE         NY    13-3385080            -
           Real Estate Partnership Equities (various)                        Investment     **                    -                -
           Equitable Holdings, LLC  (Notes 3 & 4)                               HCO         NY         NY    22-2766036            -
              See Attached Listing A
           ACMC, Inc.     (Note 4)                                              HCO         DE         NY    13-2677213    5,000,000
           Wil-Gro, Inc                                                      Investment     PA         PA    23-2702404        1,000
           STCS, Inc.                                                        Investment     DE         NY    13-3761592        1,000
           Fox Run, Inc.                                                     Investment     MA         NY    23-2762596        1,000
           FTM Corp.                                                         Investment     MD         MD    13-3778225        1,000
           EVSA, Inc.                                                        Investment     DE         PA    23-2671508           50
           Equitable Rowes Wharf, Inc.                                       Investment     MA         MA    04-3272826        1,000
           Prime Property Funding II, Inc.                                   Operating      DE         NY    13-3961599
           Sarasota Prime Hotels, LLC                                        Investment     FL         GA    58-2330533            -
           ECLL, Inc.                                                        Investment     MI         GA    58-2377569





                                                                                      Parent's
                                                                                     Percent of
                                                                                      Ownership                 Comments
                                                                                      or Control        (e.g., Basis of Control)
                                                                                      ----------        ------------------------
AXA Financial, Inc.  (Notes 1 & 2)   **
     Frontier Trust Company, FSB  (Note 7)                                             100.00%
     AXA Financial Services, LLC   (Note 2)                                            100.00%
        AXA Distribution Holding Corporation  (Note 2)                                 100.00%
           AXA Advisors, LLC     (Note 5)                                              100.00%
           AXA Network, LLC     (Note 6)                                               100.00%
              AXA Network of Alabama, LLC                                              100.00%
              AXA Network of Connecticut, Maine and New York, LLC                      100.00%
              AXA Network Insurance Agency of Massachusetts, LLC                       100.00%
              AXA Network of Nevada, Inc.                                              100.00%
              AXA Network of Puerto Rico, Inc.                                         100.00%
              AXA Network Insurance Agency of Texas, Inc.                              100.00%
           Paramount Planners, LLC                                                     100.00%
        The Equitable Life Assurance Society of the United States  (Note 2)*           100.00%          NAIC # 62944
           The Equitable of Colorado, Inc. *                                           100.00%          NAIC # 62880
           Equitable Deal Flow Fund, L.P.                                                    -          G.P & L.P.
              Equitable Managed Assets, L.P.                                                 -          G.P.
           Real Estate Partnership Equities (various)                                        -          **
           Equitable Holdings, LLC  (Notes 3 & 4)                                      100.00%
              See Attached Listing A
           ACMC, Inc.     (Note 4)                                                     100.00%
           Wil-Gro, Inc.                                                               100.00%
           STCS, Inc.                                                                  100.00%
           Fox Run, Inc.                                                               100.00%
           FTM Corp.                                                                   100.00%
           EVSA, Inc.                                                                  100.00%
           Equitable Rowes Wharf, Inc.                                                 100.00%
           Prime Property Funding II, Inc.                                             100.00%
           Sarasota Prime Hotels, LLC                                                  100.00%
           ECLL, Inc.                                                                  100.00%

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2002               03/24/03
---------------------------------------------------------

    *   Affiliated Insurer

    ** Information relating to Equitable's Real Estate Partnership Equities is disclosed in Schedule BA, Part 1 of Equitable Life's Annual Statement, which has been filed with the N.Y.S. Insurance Department.

    *** All subsidiaries are corporations, except as otherwise noted.

        1. The Equitable Companies Incorporated changed its name to AXA Financial, Inc. on Sept. 3, 1999.

        2. Effective Sept. 20, 1999, AXA Financial, Inc. transferred ownership of Equitable Life to AXA Client Solutions, LLC, which was formed on July 19, 1999.

                Effective January 1, 2002, AXA Client Solutions, LLC transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial, Inc.

                Effective May 1, 2002, AXA Client Solutions, LLC changed its name to AXA Financial Services, LLC.

                Effective June 1, 2002, AXA Financial, Inc. transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial Services, LLC.

        3. Equitable Holding Corp. was merged into Equitable Holdings, LLC on Dec. 19, 1997.

        4. In October 1999, Alliance Capital Management Holding L.P. ("Alliance Holding") reorganized by transferring its business and assets to Alliance Capital Management L.P., a newly formed private partnership ("Alliance Capital").

            As of SEPTEMBER 30, 2002, AXF and its subsidiaries owned 51.41% of the issued and outstanding units of limited partnership interest in Alliance Capital (the "Alliance Capital Units"), as follows:
                   AXF held directly 32,623,675 Alliance Capital Units (13.05%), Equitable Life directly owned 5,219,396 Alliance Capital
                     Units (2.09%),
                   ACMC, Inc. owned 66,220,822 Alliance Capital Units (26.50%),
                     and
                   ECMC, LLC owned 24,415,727 Alliance Capital Units (9.77%).

                Alliance Capital Management Corporation also owns a 1% general partnership interest in Alliance Capital.

              In addition, ECMC, LLC and ACMC, Inc. each own 722,178 units (0.95% each), representing assignments of beneficial ownership of limited partnership interests in Alliance Holding (the "Alliance Holding Units"). Alliance Capital Management Corp. owns 100,000 units of general partnership interest (0.13%), in Alliance Holding. Alliance Holding Units are publicly traded on the New York Stock Exchange.

        5. EQ Financial Consultants (formerly, Equico Securities, Inc.) was merged into AXA Advisors, LLC on Sept. 20, 1999. AXA Advisors, LLC was transferred from Equitable Holdings, LLC to AXA Distribution Holding Corporation on Sept. 21, 1999.

        6. Effective March 15, 2000, Equisource of New York, Inc. and 14 of its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp. EquiSource of Alabama, Inc. became AXA Network of Alabama, LLC. EquiSource Insurance Agency of Massachusetts, Inc. became AXA Network Insurance Agency of Massachusetts, LLC. Equisource of Nevada, Inc., of Puerto Rico, Inc., and of Texas, Inc., changed their names from "EquiSource" to become "AXA Network", respectively. Effective February 1, 2002, Equitable Distributors Insurance Agency of Texas, Inc. changed its name to AXA Distributors Insurance Agency of Texas, Inc. Effective February 13, 2002 Equitable Distributors Insurance Agency of Massachusetts, LLC changed its name to AXA Distributors Insurance Agency of Massachusetts, LLC.

        7. Effective June 6, 2000, Frontier Trust Company was sold by ELAS to AXF and merged into Frontier Trust Company, FSB.

        8. Effective June 1, 2001, Equitable Structured Settlement Corp. was transferred from ELAS to Equitable Holdings, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2002
---------------------------------------------------------


Dissolved: - On November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. was sold to
                Credit Suisse Group.
           - 100 Federal Street Funding Corporation was dissolved
                August 31, 1998.
           - 100 Federal Street Realty Corporation was dissolved
               December 20, 2001.
           - CCMI Corp. was dissolved on October 7, 1999.
           - ELAS Realty, Inc. was dissolved January 29, 2002.
           - EML Associates, L.P. was dissolved March 27, 2001.
           - EQ Services, Inc. was dissolved May 11, 2001.
           - Equitable BJVS, Inc. was dissolved October 3, 1999.
           - Equitable Capital Management Corp. became ECMC, LLC on
                November 30, 1999.
           - Equitable JV Holding Corp. was dissolved on June 1, 2002.
           - Equitable JVS II, Inc. was dissolved December 4, 1996
           - Equitable Underwriting & Sales Agency (Bahamas) Ltd. was dissolved on December 31, 2000.
           - EREIM LP Associates (L.P.) was dissolved March 27, 2001.
           - EREIM Managers Corporation was dissolved March 27, 2001.
           - EVLICO East Ridge, Inc. was dissolved Jan. 13, 2001.
           - EVLICO, Inc. was dissolved in 1999.
           - Franconom, Inc. was dissolved on December 4, 2000.
           - GP/EQ Southwest, Inc. was dissolved October 21, 1997.
           - HVM Corp. was dissolved on Feb. 16, 1999.
           - ML/EQ Real Estate Portfolio, L.P. was dissolved March 27, 2001.
           - Prime Property Funding, Inc. was dissolved in Feb. 1999.
           - Sarasota Prime Hotels, Inc. became Sarasota Prime Hotels, LLC.
           - Six-Pac G.P., Inc. was dissolved July 12,1999.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2002
LISTING A - EQUITABLE HOLDINGS, LLC


                                                                                        State of   State of                Number of
                                                                             Type of   Incorp. or Principal     Federal      Shares
                                                                            Subsidiary  Domicile  Operation    Tax ID #      Owned
                                                                            ----------  --------  ---------    ---------     -----
AXA Financial, Inc.

     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States  *
           Equitable Holdings, LLC
              ELAS Securities Acquisition Corporation                        Operating     DE         NY      13-3049038       500
              Equitable Casualty Insurance Company *                         Operating     VT         VT      06-1166226     1,000
              ECMC, LLC   (See Note 4 on Page 2)                             Operating     DE         NY      13-3266813         -
                 Equitable Capital Private Income & Equity
                   Partnership II, L.P.                                      Investment    DE         NY      13-3544879         -
              Alliance Capital Management Corporation (See Note 4 on Page 2) Operating     DE         NY      13-3633538       100
                 See Attached Listing B
              Equitable JVS, Inc.                                            Investment    DE         GA      58-1812697     1,000
                 Astor Times Square Corp.                                    Investment    NY         NY      13-3593699       100
                 Astor/Broadway Acquisition Corp.                            Investment    NY         NY      13-3593692       100
                 PC Landmark, Inc.                                           Investment    TX         TX      75-2338215     1,000
                 EJSVS, Inc.                                                 Investment    DE         NJ      58-2169594     1,000
              AXA Distributors, LLC                                          Operating     DE         NY      52-2233674         -
                 AXA Distributors Insurance Agency of Alabama, LLC           Operating     DE         AL      52-2255113         -
                 AXA Distriburors Insurance Agency, LLC                      Operating     DE     CT, ME,NY   06-1579051         -
                 AXA Distributors Insurance Agency of Massachusetts, LLC     Operating     MA         MA      04-3567096         -
                 AXA Distributors Insurance Agency of Texas, Inc.            Operating     TX         TX      74-3006330     1,000
              J.M.R. Realty Services, Inc.                                   Operating     DE         NY      13-3813232     1,000
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)  Operating     DE         NJ      22-3492811       100



                                                                                         Parent's
                                                                                        Percent of
                                                                                        Ownership          Comments
                                                                                        or Control (e.g., Basis of Control)
                                                                                        ---------- ------------------------

AXA Financial, Inc.

     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States  *
           Equitable Holdings, LLC
              ELAS Securities Acquisition Corporation                                      100.00%
              Equitable Casualty Insurance Company *                                       100.00%
              ECMC, LLC   (See Note 4 on Page 2)                                           100.00%
                 Equitable Capital Private Income & Equity                                           ECMC is G.P.
                   Partnership II, L.P.                                                          -   ("Deal Flow Fund II")
              Alliance Capital Management Corporation (See Note 4 on Page 2)               100.00%
                 See Attached Listing B
              Equitable JVS, Inc.                                                          100.00%
                 Astor Times Square Corp.                                                  100.00%
                 Astor/Broadway Acquisition Corp.                                          100.00% G.P. of Astor Acquisition. L.P.
                 PC Landmark, Inc.                                                         100.00%
                 EJSVS, Inc.                                                               100.00%
              AXA Distributors, LLC                                                        100.00%
                 AXA Distributors Insurance Agency of Alabama, LLC                         100.00%
                 AXA Distriburors Insurance Agency, LLC                                    100.00%
                 AXA Distributors Insurance Agency of Massachusetts, LLC                   100.00%
                 AXA Distributors Insurance Agency of Texas, Inc.                          100.00%
              J.M.R. Realty Services, Inc.                                                 100.00%
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)                100.00%



*   Affiliated Insurer

        Equitable Investment Corp merged into Equitable Holdings, LLC on
            November 30, 1999.
        Equitable Capital Management Corp. became ECMC, LLC on November 30,
            1999.
        Effective March 15, 2000, Equisource of New York, Inc. and its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Holding Corp.
        Efective January 1, 2002, Equitable Distributors, Inc. merged into AXA
            Distributors, LLC.



AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2002
LISTING B - ALLIANCE CAPITAL MANAGEMENT CORP.
                                                                                            State of   State of            Number of
                                                                                 Type of   Incorp. or Principal   Federal     Shares
                                                                                Subsidiary  Domicile  Operation  Tax ID #     Owned
                                                                                ----------  --------  ---------  ---------    -----
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation


                 Alliance Capital Management Holding L.P. (See Note 4 on Page 2)Operating      DE         NY
                 Alliance Capital Management L.P.  (See Note 4 on Page 2)       Operating      DE         NY    13-3434400
                    Albion Alliance LLC                                         Operating      DE         NY    13-3903734
                    Cursitor Alliance LLC                                          HCO         DE         MA    22-3424339
                       Cursitor Eaton Asset Management Co.                      Operating      NY         MA    13-3379955
                    Alliance Capital Management LLC                                HCO         DE         NY
                       Sanford C. Bernstein & Co., LLC                          Operating      DE         NY
                    Alliance Capital Management Corp. of Delaware                  HCO         DE         NY    13-2778645        10
                       ACAM Trust Company Private Ltd.                          Operating    India      India        -
                       ACM Global Investor Services S.A.                        Operating     Lux.       Lux.        -
                          ACM Fund Services (Espana) S.L.                       Operating    Spain      Spain        -
                       ACM International (France) SAS                           Operating    France     France       -
                       ACM Software Services Ltd.                               Operating      DE         NY    13-3910857
                       Alliance Barra Research Institute, Inc.                  Operating      DE         NY    13-3548918     1,000
                       Alliance Capital Asset Management (Japan) Ltd            Operating    Japan      Japan        -
                       Alliance Capital Australia Limited                       Operating    Aust.      Aust.        -
                          Far Eastern Alliance Asset Management                 Operating    Taiwan     Taiwan       -
                       Alliance Capital Global Derivatives Corp.                Operating      DE         NY    13-3626546     1,000
                       Alliance Capital Latin America Ltd.                      Operating    Brazil     Brazil       -
                       Alliance Capital Limited                                 Operating     U.K.       U.K.        -       250,000
                          Alliance Capital Services Ltd.                        Operating     U.K.       U.K.        -         1,000
                             Dimensional Trust Management Ltd.                  Operating     U.K.       U.K.        -        50,000
                       Alliance Capital (Luxembourg) S.A.                       Operating     Lux.       Lux.        -         3,999
                       Alliance Capital Management (Asia) Ltd.                  Operating      DE     Singapore 13-3752293
                       Alliance Capital Management Australia Limited            Operating    Aust.      Aust.        -
                       Alliance Capital Management Canada, Inc.                 Operating      DE       Canada  13-3630460    18,750
                       Alliance Capital Management New Zealand Limited          Operating     N.Z.       N.Z.        -


                                                                               Parent's
                                                                              Percent of
                                                                              Ownership          Comments
                                                                              or Control (e.g., Basis of Control)
                                                                              ---------- ------------------------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation                                    owns 1% GP interest in Alliance Capital
                                                                                         Management L.P. and 100,000 GP units in
                                                                                         Alliance Capital Management Holding L.P.
                 Alliance Capital Management Holding L.P. (See Note 4 on Page          -
                 Alliance Capital Management L.P.  (See Note 4 on Page 2)
                    Albion Alliance LLC                                           37.60% Equitable Life = 4.7%; 3rd parties = 57.7%
                    Cursitor Alliance LLC                                        100.00%
                       Cursitor Eaton Asset Management Co.                       100.00%
                    Alliance Capital Management LLC                              100.00%
                       Sanford C. Bernstein & Co., LLC                           100.00%
                    Alliance Capital Management Corp. of Delaware                100.00%
                       ACAM Trust Company Private Ltd.                           100.00%
                       ACM Global Investor Services S.A.                          99.00% Alliance Capital Oceanic Corp. owns 1%
                          ACM Fund Services (Espana) S.L.                        100.00%
                       ACM International (France) SAS                            100.00%
                       ACM Software Services Ltd.                                100.00%
                       Alliance Barra Research Institute, Inc.                   100.00%
                       Alliance Capital Asset Management (Japan) Ltd             100.00%
                       Alliance Capital Australia Limited                        100.00%
                          Far Eastern Alliance Asset Management                   20.00% 3rd parties = 80%
                       Alliance Capital Global Derivatives Corp.                 100.00%
                       Alliance Capital Latin America Ltd.                        99.00% Alliance Capital Oceanic Corp. owns 1%
                       Alliance Capital Limited                                  100.00%
                          Alliance Capital Services Ltd.                         100.00%
                             Dimensional Trust Management Ltd.                   100.00%
                       Alliance Capital (Luxembourg) S.A.                         99.98% Alliance Cap. Oceanic Corp. owns 0.025%
                       Alliance Capital Management (Asia) Ltd.                   100.00%
                       Alliance Capital Management Australia Limited              50.00% 3rd parties = 50%
                       Alliance Capital Management Canada, Inc.                  100.00%
                       Alliance Capital Management New Zealand Limited            50.00% 3rd parties = 50%


AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2002
LISTING B - ALLIANCE CAPITAL MANAGEMENT CORP.
                                                                                          State of   State of              Number of
                                                                               Type of   Incorp. or Principal     Federal    Shares
                                                                              Subsidiary  Domicile  Operation    Tax ID #    Owned
                                                                              ----------  --------  ---------    ---------   -----

AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation
                 Alliance Capital Management L.P.
                    Alliance Capital Management Corp.of Delaware (Cont'd)
                       Alliance Capital Management (Proprietary) Ltd.         Operating  So Africa  So Africa        -
                          Alliance-MBCA Capital (Private) Ltd.                Operating   Zimbabwe   Zimbabwe        -
                          Alliance-Odyssey Capital Mgmt. (Nambia)
                             (Proprietary) Ltd.                               Operating    Nambia     Nambia         -
                       Alliance Capital Management (Singapore) Ltd.           Operating  Singapore  Singapore        -
                       Alliance Capital (Mauritius) Private Ltd.              Operating  Mauritius  Mauritius        -
                          Alliance Capital Asset Management (India)Private LtdOperating    India      India          -
                       Alliance Capital Oceanic Corp.                         Operating      DE         NY      13-3441277    1,000
                       Alliance Corporate Finance Group Inc.                  Operating      DE         NY      52-1671668    1,000
                       Alliance Eastern Europe, Inc.                          Operating      DE         NY      13-3802178
                       Alliance Fund Distributors, Inc.                       Operating      DE         NY      13-3191825      100
                       Alliance Global Investor Services, Inc.                Operating      DE         NJ      13-3211780      100
                       Alliance SBS-AGRO Capital Management Co.               Operating    Russia     Russia         -
                       Hanwha Investment Trust Mgmt. Co., Ltd                 Operating   So Korea   So Korea        -
                       New Alliance Asset Management (Asia) Ltd               Operating     H.K.       H.K.          -
                          ACM New-Alliance (Luxembourg) S.A.                  Operating     Lux.       Lux.          -
                       Meiji - Alliance Capital Corp.                         Operating      DE         NY      13-3613617   50,000
                       Sanford C. Bernstein Ltd.                              Operating     U.K.       U.K.          -
                          Sanford C. Bernstein (CREST Nominees) Ltd.          Operating     U.K.       U.K.          -
                       Sanford C. Bernstein Proprietary Ltd.                  Operating    Aust.      Aust.          -
                       Whittingdale Holdings Ltd.                             Operating     U.K.       U.K.          -
                          ACM Investments Ltd.                                Operating     U.K.       U.K.          -
                          Alliance Asset Allocation Ltd.                      Operating     U.K.       U.K.          -
                          Alliance Capital Whittingdale Ltd.                  Operating     U.K.       U.K.          -
                          Alliance Cecogest S.A.                              Operating    France     France         -
                          Cursitor Alliance Services Ltd.                     Operating     U.K.       U.K.          -
                          Cursitor Holdings Ltd.                              Operating     U.K.       U.K.          -
                             Draycott Partners. Ltd.                          Operating      MA        U.K.     98-0116774
                             Cursitor Management Co. S.A.                     Operating     Lux.       Lux.          -
                          Whittingdale Nominees Ltd.                          Operating     U.K.       U.K.          -



                                                                                    Parent's
                                                                                   Percent of
                                                                                   Ownership          Comments
                                                                                   or Control (e.g., Basis of Control)
                                                                                   ---------- ------------------------

AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation
                 Alliance Capital Management L.P.
                    Alliance Capital Management Corp.ofDelaware(Cont'd)
                       Alliance Capital Management (Proprietary) Ltd.                  80.00% 3rd parties = 20%
                          Alliance-MBCA Capital (Private) Ltd.                         50.00% 3rd parties = 50%
                          Alliance-Odyssey Capital Mgmt. (Nambia)
                             (Proprietary) Ltd.                                       100.00%
                       Alliance Capital Management (Singapore) Ltd.                   100.00%
                       Alliance Capital (Mauritius) Private Ltd.                      100.00%
                          Alliance Capital Asset Management (India) Priv               75.00% 3rd parties = 25%
                       Alliance Capital Oceanic Corp.                                 100.00% inactive
                       Alliance Corporate Finance Group Inc.                          100.00%
                       Alliance Eastern Europe, Inc.                                  100.00%
                       Alliance Fund Distributors, Inc.                               100.00%
                       Alliance Global Investor Services, Inc.                        100.00% formerly, Alliance Fund Services, Inc.
                       Alliance SBS-AGRO Capital Management Co.                        49.00% 3rd parties = 51%
                       Hanwha Investment Trust Mgmt. Co., Ltd                          20.00% 3rd parties = 80%
                       New Alliance Asset Management (Asia) Ltd                        50.00% 3rd parties = 50%
                          ACM New-Alliance (Luxembourg) S.A.                           99.00% ACM Global Investor Svcs owns 1%
                       Meiji - Alliance Capital Corp.                                  50.00% Meiji Mutual Life owns 50%
                       Sanford C. Bernstein Ltd.                                      100.00%
                          Sanford C. Bernstein (CREST Nominees) Ltd.                  100.00%
                       Sanford C. Bernstein Proprietary Ltd.                          100.00%
                       Whittingdale Holdings Ltd.                                     100.00%
                          ACM Investments Ltd.                                        100.00%
                          Alliance Asset Allocation Ltd.                              100.00%
                          Alliance Capital Whittingdale Ltd.                          100.00%
                          Alliance Cecogest S.A.                                      100.00%
                          Cursitor Alliance Services Ltd.                             100.00%
                          Cursitor Holdings Ltd.                                      100.00%
                             Draycott Partners. Ltd.                                  100.00%
                             Cursitor Management Co. S.A.                             100.00%
                          Whittingdale Nominees Ltd.                                  100.00%

Item 27.  Number of Contractowners.





                  As of February 28, 2003 the number of participants in the American Dental Association Members Program offered by the Registrant was 27,310.





Item 28.  Indemnification



      (a) Indemnification of Directors and Officers

          The By-Laws of The Equitable Life Assurance Society of the United States ("Equitable Life") provide, in Article VII, as follows:

          7.4 Indemnification of Directors, Officers and Employees. (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

               (i) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, is or was a director, officer or employee of the Company shall be indemnified by the Company;

               (ii) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

               (iii) the related expenses of any such person in any of said categories may be advanced by the Company.

                     (b) To the extent permitted by the law of the State of New
                         York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss. 721-726; Insurance Law ss. 1216)

          The directors and officers of Equitable Life are insured under policies issued by Lloyd's of London, X.L. Insurance Company and ACE Insurance Company. The annual limit on such policies is $150 million, and the policies insure that officers and directors against certain liabilities arising out of their conduct in such capacities.

      (b) Indemnification of Principal Underwriter

          To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Advisors LLC has undertaken to indemnify each of its directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Advisors LLC.

      (c) Undertaking

          Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will by governed by the final adjudication of such issue.



Item 29.  Principal Underwriters



          (a) AXA Advisors, LLC, an affiliate of Equitable is the principal underwriter for Equitable's Separate Account No. 301, Separate Account No. 45, 49 Separate Account A, Separate Account I, Separate Account FP and EQ Advisors Trust. AXA Advisors, LLC's principal business address is 1290 Avenue of the Americas, New York, NY 10104.


Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Advisors, LLC.


NAME AND PRINCIPAL                    POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                      (AXA ADVISORS LLC)
----------------                      --------------------------------------
*Harvey E. Blitz                      Executive Vice President and Director

*Jerald E. Hampton                    Vice Chairman of the Board and Director

*John M. Lefferts                     President, Chief Executive Officer and
                                      Director

*G. Patrick McGunagle                 Executive Vice President and Director

*Michael S. Martin                    Chairman of the Board and Director

*Richard V. Silver                    Director

*Mark R. Wutt                         Director

 David Conine                         Director
 1345 Avenue of the Americas
 33rd Floor
 New York, NY 10105

*Fred Folco                           Executive Vice President

 Edward J. Hayes                      Executive Vice President
 200 Plaza Drive
 Secaucus, NJ  07096

*Gary Lineberry                       Executive Vice President

*Peter D. Noris                       Executive Vice President

*Nik Malvania                         Executive Vice President

*Geoffrey H. Radbill                  Executive Vice President

*James P. Bodovitz                    Senior Vice President and General Counsel

 Stephen T. Burnthall                 Senior Vice President
 6435 Shiloh Road
 Suite A
 Alpharetta, GA  30005

*Denise DiBlasi                       Senior Vice President

 Richard Magaldi                      Senior Vice President
 6435 Shiloh Road
 Suite A
 Alpharetta, GA  30005

*James Goodwin                        Senior Vice President

*Robert Schmidt                       Senior Vice President

*Jeffrey Green                        Senior Vice President

*Kevin R. Byrne                       Senior Vice President and Treasurer

*Eric Mosholt                         Senior Vice President

*Jill Cooley                          Senior Vice President and Chief Operations
                                      Officer

*Donna M. Dazzo                       First Vice President

*Beth Andreozzi                       Vice President

 Peter Mastrantuono                   First Vice President

*Philomena Scamardella                First Vice President

*Raymond T. Barry                     Vice President

*Michael Brzozowski                   Vice President

*Claire A. Comerford                  Vice President

*Mark D. Godofsky                     Vice President and Controller

*David Mahler                         Vice President and Compliance Officer

*Linda J. Galasso                     Vice President and Secretary

*Francesca Divone                     Assistant Secretary

*Mary E. Cantwell                     Vice President

*Catherine Genty                      Vice President

*Gisela Jackson                       Vice President

*Frank Massa                          Vice President

*Jose Montengro                       Vice President

*Sandi Narvaez                        Vice President

*Edna Russo                           Vice President

*Michael Ryniker                      Vice President

*James Woodley                        Vice President

*Frank Acierno                        Assistant Vice President

 Charlton Bulkin                      Assistant Vice President




         (c) Not applicable.

Item 30.   Location of Accounts and Records


           The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by The Equitable Life Assurance Society of the United States at:
135 West 50th Street New York, New York 10020; 1290 Avenue of the Americas,
New York, New York 10104; and 200 Plaza Drive, Secaucus, New Jersey 07094.


Item 31.   Management Services

           Not applicable.


Item 32.   Undertakings

           The Registrant hereby undertakes:

           (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

           (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
               (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

           (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                               SIGNATURES




     As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on the 25th day of April, 2003.





                                    THE EQUITABLE LIFE ASSURANCE
                                    SOCIETY OF THE UNITED STATES
                                                (Registrant)

                                    By:  The Equitable Life Assurance
                                         Society of the United States


                                    By:  /s/ Robin Wagner
                                         -----------------------
                                         Robin Wagner
                                         Vice President and Counsel

                                  SIGNATURES


     As required by the Securities Act of 1933, the Depositor has caused this Registration Statement to be signed on its behalf in the City and State of New York, on this 25th day of April, 2003.




                                                THE EQUITABLE LIFE ASSURANCE
                                                SOCIETY OF THE UNITED STATES
                                                        (Depositor)


                                                By:  /s/ Robin Wagner
                                                     -----------------------
                                                     Robin Wagner
                                                     Vice President and Counsel


      As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:


PRINCIPAL EXECUTIVE OFFICERS:




*Christopher M. Condron                   Chairman of the Board, Chief
                                          Executive Officer and Director




PRINCIPAL FINANCIAL OFFICER:


*Stanley B. Tulin                         Vice Chairman of the Board and
                                          Chief Financial Officer



PRINCIPAL ACCOUNTING OFFICER:




*Alvin H. Fenichel                        Senior Vice President and
                                          Controller



*DIRECTORS:




Bruce W. Calvert           Donald J. Greene            George T. Lowy
Francoise Colloc'h         John T. Hartley             Edward D. Miller
Christopher M. Condron     John H.F. Haskell, Jr.      Didier Pineau-Valencienne
Henri de Castries          Mary R. (Nina) Henderson    George J. Sella, Jr.
Claus-Michael Dill         Peter J. Tobin              Stanley B. Tulin
Joseph L. Dionne           W. Edwin Jarmain
Denis Duverne
Jean-Rene Fourtou
Norman C. Francis


/s/ Robin Wagner
   ------------------
   Robin Wagner
   Attorney-in-Fact
   April 25, 2003

                                   SIGNATURES




Pursuant to the requirements of the Securities Act of 1933, State Street Bank and Trust Company, in its capacity as Trustee of the undersigned collective investment trusts, has duly caused this Amendment to the Registration Statement to be signed by the undersigned, thereto duly authorized, in the City of Boston and Commonwealth of Massachusetts, on this 21 day of April, 2003.




                                     LIFECYCLE FUND GROUP TRUST - CONSERVATIVE
                                     LIFECYCLE FUND GROUP TRUST - MODERATE
                                     S&P 500 FLAGSHIP FUND
                                     RUSSELL 2000 INDEX SECURITIES LENDING FUND
                                     DAILY EAFE FUND
                                     GOVERNMENT CORPORATE BOND FUND
                                     SHORT TERM INVESTMENT FUND


                                     STATE STREET BANK AND TRUST COMPANY


                                     By: /s/ Maureen Scannell Bateman
                                        ------------------------------------
                                        Maureen Scannell Bateman
                                        Executive Vice President and
                                        General Counsel


                                     By: /s/ Timothy B. Harbert
                                        ------------------------------------
                                        Timothy B. Harbert
                                        Executive Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed on behalf of the following persons in the capacities and on this 21 of April, 2003.



PRINCIPAL EXECUTIVE OFFICER:
     David A. Spina


PRINCIPAL FINANCIAL OFFICER:
     Edward J. Resch


PRINCIPAL ACCOUNTING OFFICER:
     Stefan Gavell


Directors:
     David A. Spina*
     Tenley E. Albright, M.D.*
     I. MacAllister Booth*
     Truman S. Casner, Esq.*
     Nader F. Darehshori*
     Arthur L. Goldstein*
     David P. Gruber*
     Linda A. Hill*
     Charles R. LaMantia*
     Ronald E. Logue*
     Dennis J. Picard*
     Alfred Poe
     Richard P. Sergel*
     Ronald L. Skates
     Gregory L. Summe*
     Diana Chapman Walsh
     Robert E. Weisman




By: /s/ Maureen Scannell Bateman
   ------------------------------
    Maureen Scannell Bateman*
    Attorney-in-Fact


By: /s/ Timothy B. Harbert
   ------------------------------
    Timothy B. Harbert*
    Attorney-in-Fact




By: /s/ Edward J. Resch
   ------------------------------------
   Edward J. Resch
   Executive Vice President and
   Chief Financial Officer


By: /s/ Stefan M. Gavell
   ------------------------------------
   Stefan M. Gavell
   Executive Vice President and
   Treasurer

                             EXHIBIT INDEX



EXHIBIT NO.
----------


9(f)          Opinion and Consent
10(d)         Consent of PricewaterhouseCooper LLP
10(e)         Powers of Attorney (State Street)
10(f)         Consent of PricewaterhouseCooper LLP